File Pursuant to Rule 424(b) (3)
Registration No. 333-192106

JOINT PROXY STATEMENT/PROSPECTUS

To the Stockholders of American Realty Capital Properties, Inc. and the Stockholders of Cole Real Estate Investments, Inc.:

American Realty Capital Properties, Inc., which we refer to as ARCP, and Cole Real Estate Investments, Inc., which we refer to as Cole, have entered into an agreement and plan of merger dated as of October 22, 2013, as it may be amended from time to time, which we refer to as the merger agreement and which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. Pursuant to the merger agreement, Cole will merge with and into a direct wholly owned subsidiary of ARCP, which we refer to as Merger Sub, at which time the separate existence of Cole will cease, and ARCP will be the parent company of Merger Sub and Cole’s subsidiaries. We refer to the foregoing transaction as the merger. If the merger is completed pursuant to the merger agreement, each Cole stockholder will receive per share, at the election of each such stockholder, (i) 1.0929 shares of common stock of ARCP, par value $0.01 per share, or (ii) $13.82 in cash. In no event will the cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger. If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of cash consideration paid will be reduced on a pro rata basis to 20% with the remaining consideration paid in ARCP common stock. Cash will be paid in lieu of any fractional shares.

In connection with the proposed merger, ARCP and Cole will each hold a special meeting of their respective stockholders. At ARCP’s special meeting, ARCP stockholders will be asked to vote on a proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

In addition, ARCP stockholders will be asked to vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. At Cole’s special meeting, Cole stockholders will be asked to vote on (i) a proposal to approve the merger and the other transactions contemplated by the merger agreement, (ii) a proposal to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Cole’s named executive officers in connection with the merger and (iii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

The record date for determining the stockholders entitled to receive notice of, and to vote at, the ARCP special meeting is the close of business on December 20, 2013 and the record date for determining the stockholders entitled to receive notice of, and to vote at, the Cole special meeting is the close of business on December 20, 2013. The merger cannot be completed unless (i) ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement by the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock, and (ii) Cole stockholders approve the merger and the other transactions contemplated by the merger agreement by the affirmative vote of the holders of shares of Cole common stock entitled to cast a majority of all the votes entitled to be cast on the matter at Cole’s special meeting.

ARCP’s board of directors, which we refer to as the ARCP Board, has unanimously (i) determined that each of the merger agreement and the merger is fair and reasonable, advisable and in the best interests of ARCP and its stockholders, (ii) approved the merger agreement, the merger and the other transactions contemplated thereby, and (iii) recommended that the ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. The ARCP Board unanimously recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

Cole’s board of directors, which we refer to as the Cole Board, has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The Cole Board unanimously recommends that Cole stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

This joint proxy statement/prospectus contains important information about ARCP, Cole, the merger, and the merger agreement. This document is also a prospectus for the shares of ARCP common stock that will be issued to Cole stockholders pursuant to the merger agreement.

We encourage you to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 33.

Your vote is important.  Whether or not you plan to attend ARCP’s special meeting or Cole’s special meeting, as applicable, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or authorize your proxy by one of the other methods specified in this joint proxy statement/prospectus or the accompanying notices. Authorizing a proxy will ensure that your vote is counted at the applicable special meeting if you do not attend in person. If your shares of common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or you obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares. You may revoke your proxy at any time before it is voted. Please review this joint proxy statement/prospectus for more complete information regarding the merger and ARCP’s special meeting and Cole’s special meeting, as applicable.

Nicholas S. Schorsch Chief Executive Officer and Chairman American Realty Capital Properties, Inc.	Marc T. Nemer Chief Executive Officer Cole Real Estate Investments, Inc.

Neither the Securities and Exchange Commission, which we refer to as the SEC, nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated December 23, 2013 and is first being mailed to ARCP and Cole stockholders on or about December 23, 2013.

American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 23, 2014

To the Stockholders of American Realty Capital Properties, Inc.:

A special meeting of the stockholders of American Realty Capital Properties, Inc., a Maryland corporation, which we refer to as ARCP, will be held at The Core Club, located at 66 East 55th Street, New York, New York, on January 23, 2014, commencing at 9:00 am, local time, for the following purposes:

1.	to consider and vote on a proposal to approve the issuance of shares of ARCP common stock to the stockholders of Cole Real Estate Investments, Inc., a Maryland corporation, which we refer to as Cole, pursuant to the Agreement and Plan of Merger, dated as of October 22, 2013, as it may be amended from time to time, which we refer to as the merger agreement, by and among ARCP, Clark Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ARCP, and Cole (a copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice); and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

We will not transact any other business at the special meeting. The ARCP Board has fixed the close of business on December 20, 2013 as the record date for determination of ARCP stockholders entitled to receive notice of, and to vote at, ARCP’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of ARCP common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the ARCP special meeting.

Approval of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

The ARCP Board has unanimously (i) determined that each of the merger agreement and the merger is fair and reasonable, advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby; and (iii) recommended that the ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. The ARCP Board unanimously recommends that

ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of ARCP common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of ARCP common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of ARCP common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and ARCP’s special meeting.

By Order of the Board of Directors of
American Realty Capital Properties, Inc.

New York, New York

December 23, 2013

Brian S. Block
Secretary

Cole Real Estate Investments, Inc.
2325 E. Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 23, 2014

To the Stockholders of Cole Real Estate Investments, Inc.:

A special meeting of the stockholders of Cole Real Estate Investments, Inc., a Maryland corporation, which we refer to as Cole, will be held at The Arizona Biltmore, 2400 East Missouri Avenue, Phoenix, Arizona, on January 23, 2014, commencing at 9:00 am, local time, for the following purposes:

1.	to consider and vote on a proposal to approve the merger and the other transactions described in the Agreement and Plan of Merger, dated as of October 22, 2013, as it may be amended from time to time, which we refer to as the merger agreement, by and among ARCP, Clark Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ARCP and Cole (a copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice);
2.	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to Cole’s named executive officers in connection with the merger; and
3.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

We will not transact any other business at the special meeting. The Cole Board has fixed the close of business on December 20, 2013 as the record date for determination of Cole stockholders entitled to receive notice of, and to vote at, Cole’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of Cole common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Cole special meeting.

Approval of the proposal to approve the merger requires the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. If that vote is not obtained, the merger cannot be completed.

Approval of the advisory (non-binding) proposal of Cole to approve specified compensation that may become payable to Cole named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast on such proposal.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger requires the affirmative vote of a majority of the votes cast on such proposal.

The Cole Board has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The Cole Board unanimously recommends that Cole stockholders vote FOR the proposal to approve the merger, FOR the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger.

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of Cole common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of Cole common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote, or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of Cole common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and Cole’s special meeting.

By Order of the Board of Directors of
Cole Real Estate Investments, Inc.

Phoenix, Arizona

December 23, 2013

Kimberly J. Smith
Secretary

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about ARCP and about Cole from other documents filed with the SEC that are not included or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

Documents incorporated by reference are also available to ARCP stockholders and Cole stockholders without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

American Realty Capital Properties, Inc. Attention: Secretary 405 Park Avenue, 15th Floor New York, New York 10022 (212) 415-6500 www.arcpreit.com	Cole Real Estate Investments, Inc. Attention: Secretary 2325 East Camelback Road, Suite 1100 Phoenix, Arizona 85016 (602) 778-8700 www.colereit.com

ARCP stockholders can also contact MacKenzie Partners, Inc. or American National Stock Transfer, LLC, an entity under common ownership with ARC, which we refer to as ANST, ARCP’s proxy solicitors, and Cole stockholders can contact D.F. King & Co., Inc., which we refer to as Cole’s proxy solicitor, at the following addresses and telephone numbers:

MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (ARCP stockholders only) For Questions, ARCP Stockholders May Call: (800) 322-2885 Banks and Brokers Call Collect: (212) 929-5500	D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005

(Cole stockholders only)

For Questions, Cole
Stockholders May Call: (800) 697-6975
Banks and Brokers Call Collect: (212) 269-5550

To Vote Toll Free, ARCP Stockholders and Cole Stockholders May Call: (800) 690-6903

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than January 15, 2014.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by ARCP with the SEC, constitutes a prospectus of ARCP for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of ARCP common stock to be issued to Cole stockholders in exchange for shares of Cole common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement for each of ARCP and Cole for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the special meeting of ARCP stockholders and a notice of meeting with respect to the special meeting of Cole stockholders.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated December 23, 2013. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither our mailing of this document to ARCP stockholders or Cole stockholders nor the issuance by ARCP of shares of its common stock to Cole stockholders pursuant to the merger agreement will create any implication to the contrary.

We use certain defined terms throughout this prospectus that have the following meanings:

•	We use the term “net lease” throughout this prospectus. Under a net lease, the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. There are various forms of net leases, most typically classified as “triple net” or “double net.” Triple net leases typically require the tenant to pay all costs associated with a property, including real estate taxes, insurance, utilities and routine maintenance in addition to the base rent. Double net leases typically require the tenant to pay all the costs as triple net leases, but hold the landlord responsible for capital expenditures, including the repair or replacement of specific structural and/or bearing components of a property, such as the roof or structure of the building.

Accordingly, the owner receives the rent “net” of these expenses, rendering the cash flow associated with the lease predictable for the term of the lease. Under a net lease, the tenant generally agrees to lease the property for a significant term and agrees that it will have either no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. Substantially all of the leases of ARCP’s and Cole’s properties are net leases.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding ARCP has been provided by ARCP and information contained in this joint proxy statement/prospectus regarding Cole has been provided by Cole.

i

ii

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QUESTIONS AND ANSWERS

The following are some questions that ARCP stockholders and Cole stockholders may have regarding the proposals being considered at ARCP’s special meeting and Cole’s special meeting and brief answers to those questions. ARCP and Cole urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference because the information in this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this joint proxy statement/prospectus to ARCP are to American Realty Capital Properties, Inc., a Maryland corporation and unless the context otherwise requires, includes its operating partnership and its subsidiaries; all references to Cole are to Cole Real Estate Investments, Inc., a Maryland corporation and unless the context otherwise requires, includes its operating partnership and its subsidiaries; all references to Merger Sub or the surviving company are to Clark Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ARCP; all references to the merger agreement are to the Agreement and Plan of Merger, dated as of October 22, 2013, by and among ARCP, Merger Sub, and Cole, as it may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference; all references to the merger are to the merger of Cole with and into Merger Sub pursuant to the terms of the merger agreement.

Q:	What is the proposed transaction?
A:	ARCP and Cole have entered into a merger agreement pursuant to which Cole will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of ARCP. At the effective time of the merger, each issued and outstanding share of Cole common stock will be converted into the right to receive per share, at the election of each such stockholder, either (i) 1.0929 shares of common stock of ARCP, par value $0.01 per share, or (ii) $13.82 in cash. In no event will the cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, as described under “The Merger Agreement — Consideration to be Received in the Merger — Merger Consideration” beginning on page 181. If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of the cash consideration paid will be reduced on a pro rata basis to 20% with the remaining consideration paid in shares of ARCP common stock. Cash will be paid in lieu of any fractional shares.

Examples of the potential effects of fluctuations in the volume weighted average price per share of ARCP common stock on the merger consideration are illustrated in the following table, based upon a range of hypothetical volume weighted average prices. The calculation of the volume weighted average price is based on a 5 day volume weighted average price ending immediately prior to the date of the special meeting.

The volume weighted average prices set forth in the following table have been included for representative purposes only. The volume weighted average price at the effective time of the merger may be less than $10.00 or more than $20.00. We cannot assure you as to what the volume weighted average price will be or what the value of the ARCP common stock to be issued in the merger will be at or following the effective time.

Volume Weighted Average Price Per Share of ARCP Common Stock ($)	Value of Per Share Consideration ($)(1)	Shares to be Issued(2)
10	10.93	1.0929
11	12.02	1.0929
12	13.11	1.0929
13	14.21	1.0929
14	15.30	1.0929
15	16.39	1.0929
16	17.49	1.0929
17	18.58	1.0929
18	19.67	1.0929
19	20.77	1.0929
20	21.86	1.0929

(1)	Represents the value of consideration per share of Cole common stock or the volume weighted average price per share of ARCP common stock shown in the first column multiplied by 1.0929. Stockholders of Cole will receive 1.0929 shares of ARCP common stock for every Cole share exchanged.
(2)	Represent shares of ARCP common stock to be issued for every share of Cole common stock exchanged.

The following chart indicates the fluctuations in the stock price of ARCP common stock:

Month ended	High	Low
December 20, 2013	$13.44	$12.30
November 29, 2013	$13.71	$12.50
October 31, 2013	$13.94	$12.16
September 30, 2013	$13.59	$12.13
August 30, 2013	$14.10	$12.65
July 31, 2013	$15.26	$14.22
June 28, 2013	$15.47	$14.23
May 31, 2013	$17.82	$15.23
April 30, 2013	$16.64	$14.50
Q:	How will ARCP fund the cash portion of the merger consideration?
A:	ARCP intends to pay for cash elections by Cole stockholders and expenses related to the Cole Merger using a combination of the following resources:
•	Financing under long-term debt, as to which it currently has no commitment or agreement;
•	Borrowings under ARCP’s $1.7 billion credit facility (under which ARCP has undrawn commitments of $645.2 million at December 18, 2013 and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $1.3 billion), which will be subject to borrowing base availability; and
•	Cole’s and ARCP’s available cash on hand.

In the event financing or other commitments are not secured, ARCP has available commitments from Barclays Bank PLC, or Barclays, Citigroup Global Markets Inc. and/or any of its affiliates, Credit Suisse AG, Cayman Islands Branch, Morgan Stanley Senior Funding, Inc. and Capital One, N.A., which we refer to together as the Commitment Parties for up to $2.06 billion in senior secured term loans (which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase commitments thereunder by up to $350.0 million), which we refer to as the Barclays Facility, which are subject to certain conditions, including the absence of a material adverse effect in respect of Cole, the negotiation of definitive documentation and pro forma compliance with financial covenants, including maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, minimum tangible net worth, maximum secured leverage and minimum total unencumbered asset value ratio. Any other long-term debt obtained would reduce the commitments under the Barclays Facility.

Borrowings under ARCP’s credit facility are subject to customary conditions for these types of financings. If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, the completion of due diligence review and absence of a material adverse change. At December 18, 2013, ARCP was in compliance with the financial and debt covenants under the credit facility.

The total cash consideration in the ARCT IV Merger (as such term is defined and described below under “What are ARCP’s other recent and pending transactions?”) is approximately $651.0 million based on the number of shares of common stock of American Realty Capital Trust IV, Inc., which we refer to as

ARCT IV, on December 18, 2013. The consummation of the ARCT IV Merger is a condition to the merger. On November 5, 2013, ARCP acquired all of the outstanding stock of CapLease, Inc., or CapLease, for an aggregate purchase price of approximately $2.2 billion, which we refer to as the CapLease Merger, pursuant to the CapLease Merger Agreement (as such term is defined and described below under “Summary — The Companies — Recent and Pending Transactions by ARCP”). The cash consideration and expenses in connection with the CapLease Merger were paid by drawing (i) $956.1 million under ARCP’s existing credit facility and (ii) $21.0 million under CapLease’s credit facility. In addition, ARCP assumed the $128.9 million outstanding balance under CapLease’s credit facility.

For a discussion of the expected sources of financing for the merger, the ARCT IV Merger and other pending transactions, see “The Companies — Sources of Cash Consideration for Recent and Pending Transactions — Sources of Payment.”

Q:	Why is ARCP proposing the merger?
A:	Among other reasons, the board of directors of ARCP, which we refer to as the ARCP Board, believes that the merger will benefit ARCP, because the increase in size and scale will transform ARCP. The combined company is expected to be the largest net lease real estate investment trust, or REIT, by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S., and will have significant capacity for growth through acquisitions, internal rent growth and re-leasing, as well as access to public capital markets to support further growth. The increased size and scale is expected to provide a strategic advantage over its competitors, enhance the credit quality of ARCP’s real estate portfolio, immediately increase ARCP’s funds from operations and further diversify ARCP’s real estate portfolio. The combined portfolio will consist of well-diversified net lease properties with high credit quality tenants, long weighted average lease terms and growth potential.The combined company will be managed by an experienced management team and will benefit from the combination of ARCP’s and Cole’s management teams. The ARCP Board also expects the merger to reduce ARCP’s leverage as a percentage of EBITDA, in light of Cole’s lower leverage. To review the reasons of the ARCP Board for the merger in greater detail, see “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 118.
Q:	Why is Cole proposing the merger?
A:	The board of directors of Cole, which we refer to as the Cole Board, is proposing the merger for various reasons. The combined company, which is expected to be the largest net lease REIT and one of the larger publicly traded REITs, is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities due to its increased size and scale compared to such competitors. The combined company is expected to have a best-in-class property portfolio with superior diversification by geography, industry and tenant, and long-weighted average lease terms, and is expected to have significant capacity to grow earnings through acquisitions, internal rent growth and re-leasing. As a result of its larger size, access to multiple forms of capital and potential investment-grade balance sheet, the combined company is expected to have access to additional debt financing in the public and private markets, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost. The unification of the ARCP and Cole management teams will forge a competitive advantage from deep industry knowledge and broad industry relationships. To review the reasons of the boards of directors of Cole and ARCP for the merger in greater detail, see “The Merger — Recommendation of the Cole Board and Its Reasons for the Merger” beginning on page 122 and “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 118 of this joint proxy statement/prospectus.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:	The ARCP Board and the Cole Board are using this joint proxy statement/prospectus to solicit proxies of ARCP and Cole stockholders in connection with the merger agreement and the merger. In addition,

ARCP is using this joint proxy statement/prospectus as a prospectus for Cole stockholders because ARCP is offering shares of its common stock to be issued in exchange for shares of Cole common stock in the merger.

In order to complete the merger, ARCP stockholders must vote to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, and Cole stockholders must vote to approve the merger and the other transactions contemplated by the merger agreement.

ARCP and Cole will hold separate special meetings of their respective stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the special meetings of the stockholders of ARCP and Cole, and you should read it carefully. The enclosed voting materials allow you to vote your shares of ARCP common stock and/or Cole common stock, as applicable, without attending the applicable special meeting.

We encourage you to authorize your proxy as promptly as possible.

Q.	If a Cole stockholder elects to receive common stock of ARCP, what will be the ongoing rate of return on his or her original investment?
A:	Each Cole stockholder currently receives $0.72 of annual distributions per share, representing an annual distribution of 5.6% on $12.82, the closing price per share of Cole common stock on October 22, 2013, the last full trading day before the public announcement of the execution of the merger agreement. Following the merger, Cole stockholders who elected to receive ARCP common stock in the merger will be entitled to receive ongoing distributions paid by ARCP to stockholders of ARCP. Based on ARCP’s current annualized distribution rate of $0.91 per share, each such Cole stockholder will receive $0.99 in distributions on each 1.0929 shares of ARCP common stock received in exchange for each share of Cole common stock they own. ARCP’s annualized distribution rate has been increased to $0.94 per share following the consummation of the CapLease Merger, commencing with ARCP’s December 2013 distribution, and is anticipated to increase to $1.00 upon the consummation of the merger. Based on such expected $1.00 per share annualized distribution rate, each Cole stockholder will receive $1.09 in distributions on each 1.0929 shares of ARCP common stock received in exchange for each share of Cole common stock they own. This represents an annual distribution of 8.5% on $12.82, the closing price per share of Cole common stock on October 22, 2013, the last full trading day before the public announcement of the execution of the merger agreement.

	Current	After the merger
Distribution Rate	5.6%	8.5%

Future distributions by ARCP are not guaranteed, and there can be no assurance of any future returns that Cole stockholders might receive as stockholders of ARCP. See “Risk Factors — ARCP cannot ensure you that it will be able to continue paying dividends at the current rate,” on page 53.

Q:	If I am a Cole stockholder, what are the procedures for making the election between shares of ARCP common stock and cash?
A:	A form of election, which will permit Cole stockholders to make an election between cash consideration and stock consideration, will be mailed to each holder of Cole common stock as of December 20, 2013 as well as stockholders who purchase shares of Cole common stock subsequent to such date and prior to the election deadline described below, if any. Such form of election will allow each Cole stockholder to elect the number of shares of Cole common stock in respect of which such Cole stockholder will receive ARCP common stock and the number of shares of Cole common stock in respect of which each Cole stockholder will receive cash, subject to the proration adjustment in accordance with the merger agreement. In order to make a proper election, each Cole stockholder must complete the form of election and return it to the exchange agent by the specified date and time deadline, which we refer to as the election deadline.

Q:	What if I want to change my election to receive common stock or cash?
A:	If you are a Cole stockholder and you vote for the merger, you may change your election to receive either shares of ARCP common stock or cash in the merger by delivering a written notice to the exchange agent at Computershare Trust Company, N.A., c/o Voluntary Corporate Actions, 250 Royall Street Suite V, Canton, MA 02021, if by hand or overnight courier, or Computershare Trust Company, N.A., c/o Voluntary Corporate Actions, P.O. Box 43011, Providence, RI 02940, if by mail, prior to the election deadline, accompanied by a revised form of election.
Q:	What happens if I do not make a valid election in accordance with the election form?
A:	If you do not return a properly completed and signed election form by the election deadline set forth in the election form, your shares of Cole common stock will be considered “non-electing shares” and will be converted into the right to receive the stock consideration in accordance with the procedures specified in the merger agreement.
Q:	When and where is the special meeting of ARCP stockholders?
A:	ARCP’s special meeting will be held at The Core Club, located at 66 East 55th Street, New York, New York, on January 23, 2014, commencing at 9:00 am, local time.
Q:	When and where is the special meeting of Cole stockholders?
A:	Cole’s special meeting will be held at The Arizona Biltmore, 2400 East Missouri Avenue, Phoenix, Arizona, on January 23, 2014, commencing at 9:00 am, local time.
Q:	Who can vote at the ARCP special meeting?
A:	All ARCP common stockholders of record as of the close of business on December 20, 2013, the record date for determining stockholders entitled to notice of and to vote at ARCP’s special meeting, are entitled to receive notice of and to vote at ARCP’s special meeting. As of the record date, there were 202,095,225 shares of ARCP common stock outstanding and entitled to vote at the ARCP special meeting, held by approximately 1,400 holders of record. Each share of ARCP common stock is entitled to one vote on each proposal presented at ARCP’s special meeting.
Q:	Who can vote at the Cole special meeting?
A:	All Cole common stockholders of record as of the close of business on December 20, 2013, the record date for determining stockholders entitled to notice of and to vote at Cole’s special meeting, are entitled to receive notice of and to vote at Cole’s special meeting. As of the record date, there were 473,649,295 shares of Cole common stock issued and entitled to vote at the Cole special meeting, held by approximately 47,250 holders of record. Each share of Cole common stock is entitled to one vote on each proposal presented at Cole’s special meeting.
Q:	What constitutes a quorum for purposes of the Cole special meeting?
A:	Cole’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Abstentions and broker non-votes, if any, are treated as being present at the Cole special meeting for purposes of determining whether a quorum is present. A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner.
Q:	What constitutes a quorum for purposes of the ARCP special meeting?
A:	ARCP’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum.

Abstentions and broker non-votes, if any, are treated as being present at the ARCP special meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals at ARCP’s special meeting and Cole’s special meeting?
A:	Approval of the proposal of ARCP to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on such proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal. Approval of the proposal of ARCP to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Approval of the proposal of Cole to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of shares of Cole common stock entitled to cast a majority of all the votes entitled to be cast on such proposal. Approval of the advisory (non-binding) proposal of Cole to approve specified compensation that may become payable to Cole named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Your vote is important. We encourage you to authorize your proxy as promptly as possible.

Q:	If my shares of ARCP common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of ARCP common stock for me? What happens if I do not vote for a proposal?
A:	Unless you instruct your broker or other nominee how to vote your shares of ARCP common stock held in street name, your shares will NOT be voted. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of ARCP common stock held in street name by returning a proxy card directly to ARCP or by voting in person at ARCP’s special meetings unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

If you are an ARCP stockholder, abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have no effect on the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement as long as a quorum is present at the meeting. For purposes of the vote on the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, abstention and broker non-votes, if any, will also have no effect on the result of the vote.

Q:	If my shares of Cole common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of Cole common stock for me? What happens if I do not vote for a proposal?
A:	Unless you instruct your broker or other nominee how to vote your shares of Cole common stock held in street name, your shares will NOT be voted. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of Cole common stock held in street name by returning a proxy card directly to Cole or by voting in person at Cole’s special meetings unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

If you are a Cole stockholder, abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes will have the same effect as votes AGAINST on the proposal to approve the merger. However, abstentions and broker non-votes, if any, will have no effect on the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Cole’s executive officers in connection with the merger or on the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger.

Q:	When is the proposed transaction expected to close?
A:	The merger agreement provides that the merger will be consummated on the third business day following the date on which the last of the conditions in the merger agreement have been satisfied or waived, provided that each of ARCP and Cole have the right to delay for four (4) successive thirty (30) day periods if certain third party consents are not obtained. The parties currently expect the merger to close during the first quarter of 2014, assuming that all of the conditions in the merger agreement are satisfied or waived.
Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed merger?
A:	It is intended that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and the completion of the merger is conditioned on the receipt by each of Cole and ARCP of an opinion from its counsel to the effect that the merger will qualify as a reorganization. In addition, in connection with the filing of the registration statement of which this document is a part, each of ARCP and Cole has received an opinion from its counsel to the same effect as the opinions described above. Accordingly, and on the basis of the opinions delivered in connection herewith, U.S. holders of Cole common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of solely ARCP common stock in exchange for Cole common stock in connection with the merger, except with respect to cash received in lieu of fractional shares of ARCP common stock. U.S. holders of Cole common stock generally will recognize gain or loss if they exchange their shares of Cole common stock solely for cash in the merger. Generally, U.S. holders of Cole common stock will recognize gain, but not loss, if they exchange their shares of Cole common stock for a combination of ARCP common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger. All holders of Cole common stock should read the discussion under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 160 of this joint proxy statement/prospectus and consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of any other federal, state, local and non-U.S. tax laws.
Q:	Where will my shares of ARCP common stock be publicly traded?
A:	Shares of ARCP’s common stock are currently traded on the NASDAQ under the symbol “ARCP.” ARCP will apply to have the new shares of ARCP common stock also listed on the NASDAQ upon the consummation of the merger. We anticipate that upon the consummation of the merger, the shares of ARCP common stock issued in the merger will trade on the NASDAQ under the symbol “ARCP.”
Q:	Are Cole stockholders entitled to appraisal rights?
A:	No. Cole stockholders are not entitled to exercise the right of objecting stockholders under the MGCL to receive fair value of their shares because, as permitted by the Maryland General Corporation Law, which we refer to as the MGCL, Cole’s charter provides that stockholders shall not be entitled to exercise any appraisal rights unless the Cole Board, upon the affirmative vote of a majority of the board, shall determine that such rights apply. The Cole Board has made no such determination. In addition, appraisal rights do not apply under the MGCL if any shares of stock of the merging corporation are listed on a national securities exchange, and shares of Cole common stock are listed on the New York Stock Exchange.

Q:	What are ARCP’s other recent and pending transactions?
A:	In addition to the transactions contemplated by the merger agreement, on November 5, 2013, ARCP acquired all of CapLease’s outstanding stock for an aggregate purchase price of approximately $2.2 billion, pursuant to the Caplease Merger Agreement (as such term is defined and described below under “Summary — The Companies — Recent and Pending Transactions by ARCP”). As of September 30, 2013, CapLease owned 68 properties, comprised of 13.1 million square feet consisting primarily of single tenant commercial real estate under long-term triple net leases. ARCP has also entered into a separate merger agreement, or the ARCP IV Merger Agreement, with American Realty Capital Trust IV, or ARCT IV, pursuant to which each outstanding share of ARCT IV common stock and operating partnership units of ARCT IV’s operating partnership, other than shares owned by ARCT IV, any subsidiary of ARCP or any wholly owned subsidiary of ARCT IV, will be converted into the right to receive per share or unit, (1) $9.00 in cash; (2) 0.5190 of a share of common stock of ARCP, in the case of ARCT IV common stock, and 0.5190 units of equity ownership in ARC Properties Operating Partnership, L.P., or the ARCP OP, in the case of operating partnership units; and (3) 0.5937 of a share of ARCP’s 6.70% Series F Cumulative Redeemable Preferred Stock for an aggregate consideration, in the case of common stock, and 0.5937 of a share of preferred units designated by the ARCP OP as Series F Preferred Units, in the case of operating partnership units of approximately $2.2 billion (based on the closing price of ARCP common stock on October 4, 2013), including assumption of debt. We refer to this transaction as the ARCT IV Merger. As of September 30, 2013, ARCT IV owns a diversified portfolio of 585 properties comprised of 5.9 million square feet, which consists primarily of freestanding single tenant commercial real estate properties triple net leased to investment grade and other credit worthy tenants.

ARCP has also entered into an agreement to acquire a portfolio of 33 properties from Inland American Real Estate Trust, Inc., or Inland, of which five properties were acquired on September 24, 2013. Additionally, ARCP has entered into an agreement to acquire a portfolio of 120 properties from funds managed by Fortress Investment Group LLC, or Fortress, comprised generally of triple net leases, of which 41 were acquired in October 2013.

We refer to the foregoing transactions and the merger collectively as the Recent and Pending Transactions.

Q:	How does the ARCP Board recommend that ARCP stockholders vote?
A:	The ARCP Board has unanimously (i) determined that each of the merger agreement and the merger, is fair and reasonable, advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby and (iii) recommended that the ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

The ARCP Board unanimously recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. For a more complete description of the recommendation of ARCP Board, see “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 118.

Q:	How does the Cole Board recommend that Cole stockholders vote?
A:	The Cole Board has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement.

The Cole Board unanimously recommends that Cole stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve specified compensation that may become payable to

Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a more complete description of the recommendation of the Cole Board, see “The Merger —  Recommendation of the Cole Board and Its Reasons for the Merger” beginning on page 122 of this joint proxy statement/prospectus.

Q:	Do any of ARCP’s executive officers or directors have interests in the merger that may differ from those of ARCP stockholders?
A:	Some of ARCP’s directors and its executive officers have interests in the merger that are different from, or in addition to, their interests as ARCP stockholders. The independent members of the ARCP Board (the ARCP Board excluding Messrs. Schorsch, Weil and Kahane), which we refer to as the ARCP independent directors, were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that ARCP stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a description of these interests, refer to the section entitled “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 146.
Q:	Do any of Cole’s executive officers or directors have interests in the merger that may differ from those of Cole stockholders?
A:	Some of Cole’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Cole stockholders generally. The independent members of the Cole Board (the Cole Board excluding Messrs. Cole and Nemer), who we refer to as the Cole independent directors, were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Cole stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a description of these interests, refer to the section entitled “The Merger — Interests of Cole’s Directors and Executive Officers in the Merger” beginning on page 152 of this joint proxy statement and prospectus.
Q:	How will ARCP stockholders be affected by the merger and share issuance?
A:	After the consummation of the merger, each ARCP stockholder will continue to own the shares of ARCP common stock that the stockholder held immediately prior to the merger. As a result of the merger, each ARCP stockholder will own shares in a significantly larger company with more assets. However, because ARCP will be issuing new shares of ARCP common stock to Cole stockholders in the merger, each outstanding share of ARCP common stock immediately prior to the merger will represent a significantly smaller percentage of the aggregate number of shares of ARCP common stock outstanding after the consummation of the merger.
Q:	What do I need to do now?
A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed preaddressed postage-paid envelope or, if available, by authorizing your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of ARCP common stock or Cole common stock will be represented and voted at ARCP’s special meeting or Cole’s special meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you authorize a proxy will in no way limit your right to vote at ARCP’s special meeting or Cole’s special meeting if you later decide to attend the meeting in person. However, if your shares of ARCP common stock or Cole common stock are held in the name of a broker or other nominee, you must obtain a “legal proxy,” executed in your favor, from your broker or other nominee, to be able to vote in person at ARCP’s special meeting or Cole’s special meeting. Obtaining a legal proxy may take several days.

Q:	How will my proxy be voted?
A:	All shares of ARCP common stock entitled to vote and represented by properly completed proxies received prior to ARCP’s special meeting, and not revoked, will be voted at ARCP’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of ARCP common stock should be voted on a matter, the shares of ARCP common stock represented by your proxy will be voted as the ARCP Board recommends and therefore FOR the approval of the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCP common stock will NOT be voted at the meeting and will be considered broker non-votes.

All shares of Cole common stock entitled to vote and represented by properly completed proxies received prior to Cole’s special meeting, and not revoked, will be voted at Cole’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of Cole common stock should be voted on a matter, the shares of Cole common stock represented by your properly executed proxy will be voted as the Cole Board recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve specified compensation that may become payable to Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?
A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at ARCP’s special meeting or Cole’s special meeting, as applicable. If you are a holder of record, you can do this in any of the three following ways:
•	by sending a written notice to the Secretary of ARCP or the Secretary of Cole, as applicable, at the address set forth below, in time to be received before ARCP’s special meeting or Cole’s special meeting, as applicable, stating that you would like to revoke your proxy;
•	by completing, signing and dating another proxy card and returning it by mail in time to be received before ARCP’s special meeting or Cole’s special meeting, as applicable, or by authorizing a later dated proxy by the Internet or telephone in which case your later-authorized proxy will be recorded and your earlier proxy revoked; or
•	by attending the ARCP special meeting or the Cole special meeting, as applicable, and voting in person. Simply attending ARCP’s special meeting or Cole’s special meeting without voting will not revoke your proxy or change your vote.

If your shares of ARCP common stock or Cole common stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for ARCP’s special meeting or Cole’s special meeting?
A:	You may receive more than one set of voting materials for ARCP’s special meeting or Cole’s special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of ARCP common stock or Cole common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of ARCP common stock or Cole common stock. If you are a holder of record and your shares of ARCP common stock or Cole common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please authorize your proxy by telephone or over the Internet.
Q:	What happens if I am a stockholder of both ARCP and Cole?
A:	You will receive separate proxy cards for each company and must complete, sign and date each proxy card and return each proxy card in the appropriate preaddressed postage-paid envelope or, if available, by authorizing a proxy by one of the other methods specified in your proxy card or voting instruction card for each company.
Q:	Who can answer my questions?
A:	If you have any questions about the merger or how to authorize your proxy, or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are an ARCP stockholder: American Realty Capital Properties, Inc. Attention: Secretary 405 Park Avenue, 15th Floor New York, New York 10022 (212) 415-6500 www.arcpreit.com	If you are a Cole stockholder: Cole Real Estate Investments, Inc. Attention: Secretary 2325 East Camelback Road, Suite 1100 Phoenix, Arizona 85016 (602) 778-8700 www.colereit.com

You can also contact the proxy solicitors hired by ARCP and Cole as follows:

MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (ARCP stockholders only) For Questions, ARCP Stockholders May Call: (800) 322-2885 Banks and Brokers Call Collect: (212) 929-5500	D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005

(Cole stockholders only)

For Questions, Cole
Stockholders May Call: (800) 697-6975
Banks and Brokers Call Collect: (212) 269-5550

To Vote Toll Free, ARCP Stockholders and Cole Stockholders May Call: (800) 690-6903

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated thereby, ARCP and Cole encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes. Unless stated otherwise, information presented in this joint proxy statement/prospectus does not (i) give effect to the consummation of the CapLease Merger, which closed on November 5, 2013, and (ii) assume the consummation of the ARCT IV merger or other pending transactions described herein. ARCP and Cole encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about ARCP and Cole that has been filed with the Securities and Exchange Commission, which we refer to as the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The Companies

American Realty Capital Properties, Inc.

ARCP is a Maryland corporation incorporated in December 2010 that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2011. In July 2011, ARCP commenced an initial public offering on a “reasonable best efforts” basis, which closed on September 6, 2011. ARCP common stock began trading on The NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. ARCP common stock is listed on The NASDAQ Global Select Market.

ARCP acquires, owns and operates single-tenant, freestanding commercial real estate properties. ARCP has acquired properties with a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. ARCP considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. ARCP expects this investment strategy to develop growth potential from below market leases. Additionally, ARCP owns a portfolio that uniquely combines properties with stable income from high credit quality tenants, with properties that have substantial growth opportunities.

Substantially all of ARCP’s business is conducted through its operating partnership, ARC Properties Operating Partnership, L.P., which we refer to as the ARCP OP, of which ARCP is the sole general partner.

As of September 30, 2013, ARCP owned 1,219 properties (excluding one vacant property classified as held for sale) consisting of 20.4 million square feet, 100% leased with a weighted average remaining lease term of 9.5 years. In constructing its portfolio, ARCP is committed to diversification (industry, tenant and geography). As of September 30, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as ARCP further acquires properties and enters into (or assumes) medium-term lease and long-term lease arrangements. The foregoing excludes properties owned by CapLease, which was acquired by ARCP pursuant to a merger on November 5, 2013. If the properties owned by CapLease were included, ARCP would have owned 1,287 properties, consisting of 33.5 million square feet, which are 99% leased with a weighted average remaining lease term of 8.1 years, with 66.7% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities, as determined by a major credit agency.

ARCP uses Funds From Operations and Adjusted Funds From Operations, which are non-GAAP financial measures, to provide information that we consider to be useful to evaluate the performance of a REIT. See page F-22 for a narrative discussion of these measures.

ARCP’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of ARCP that was formed for the purpose of entering into the merger agreement.

Additional information about ARCP and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 213.

Cole Real Estate Investments, Inc.

Cole (formerly known as Cole Credit Property Trust III, Inc.) is a Maryland corporation incorporated in January 2008 that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2009. On June 20, 2013, Cole listed its common stock on the New York Stock Exchange under the ticker symbol “COLE”. As of September 30, 2013, Cole had issued approximately 499.9 million shares of its common stock in public offerings made from January 2009 until April 2013, for aggregate gross proceeds of $5.0 billion (including shares sold pursuant to its distribution reinvestment program), before share redemptions made pursuant to a share redemption program of $174.7 million and offering costs, selling commissions and dealer management fees of $463.2 million.

Cole operates through two business segments, Real Estate Investment, which we refer to as REI, and Private Capital Management, which we refer to as PCM. Through its REI segment, Cole acquires and operates a diverse portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the U.S., including U.S. protectorates. As of September 30, 2013, Cole owned 1,026 properties, comprising 44.8 million rentable square feet of single and multi-tenant retail and commercial space located in 48 states, which include properties owned through consolidated joint ventures. As of September 30, 2013, the rentable space at these properties was 99% leased, with a weighted average remaining lease term of 11.9 years. As of September 30, 2013, rental revenues derived from investment-grade quality tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of September 30, 2013, Cole also owned 21 commercial mortgage-backed securities, which we refer to as CMBS, three notes receivable and, through unconsolidated joint ventures, had interests in 12 properties comprising 2.3 million rentable square feet of commercial and retail space.

Cole’s PCM segment is responsible for managing the day-to-day affairs of certain investment programs, which primarily includes five publicly registered, non-traded REITs: Cole Credit Property Trust, Inc., Cole Credit Property Trust IV, Inc., Cole Corporate Income Trust, Inc., Cole Office & Industrial REIT (CCIT II), Inc. and Cole Real Estate Income Strategy (Daily NAV), Inc., which we refer to collectively as the Managed REITs. Certain of these Cole-sponsored REITs have investment strategies substantially similar to those of Cole, ARCP and the combined company. The PCM segment is responsible for identifying and making acquisitions and investments on behalf of the Managed REITs, and recommending to each of the respective boards of directors of the Managed REITs an approach for providing investors with liquidity. The PCM segment distributes the shares of common stock for certain Managed REITs and advises them regarding offerings, manages relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to the offerings. The PCM segment receives compensation and reimbursement for services relating to offerings by the Managed REITs and the investment, management, financing and disposition of their respective assets, as applicable. The PCM segment also develops new REIT offerings, including obtaining regulatory approvals from the SEC, the Financial Industry Regulatory Authority, or FINRA, and various jurisdictions for such offerings.

Substantially all of the REI segment is conducted through Cole REIT III Operating Partnership, LP, which we refer to as CCPT III OP, a Delaware limited partnership of which Cole is the sole general partner, and substantially all of the PCM segment is conducted through Cole Capital Advisors, Inc., which we refer to as CCA, an Arizona corporation. CCA is treated as a taxable REIT subsidiary under Section 856 of the Internal Revenue Code of 1986. Cole Capital Corporation, a wholly owned subsidiary of CCA, is the dealer manager in connection with the offering and sale of shares to the public of certain of the Managed REITs.

Cole’s principal executive offices are located at 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona 85016, and its telephone number is (602) 778-8700.

Recent and Pending Transactions by ARCP

In addition to the transactions contemplated by the merger agreement, ARCP has entered into a merger agreement with ARCT IV, which we refer to as the ARCT IV Merger Agreement. ARCT IV owns a diversified portfolio of commercial real estate, which consists primarily of freestanding single tenant properties net leased to investment grade and other credit worthy tenants. As of September 30, 2013, ARCT IV owned 1,203 properties comprised of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.5 years. ARCT IV and ARCP each were sponsored directly by ARC and the ARCT IV Advisor is indirectly wholly owned by ARC.

On November 5, 2013, ARCP consummated the CapLease merger, pursuant to a separate merger agreement, which we refer to as the CapLease Merger Agreement. CapLease was a REIT that primarily acquired, owned and managed a diversified portfolio of single tenant commercial real estate properties subject to long-term leases to high credit quality tenants, consisting generally of triple net leases. CapLease focused on properties that are subject to triple net leases. As of September 30, 2013, CapLease owned 68 properties comprised of 13.1 million square feet, which were 96.8% leased with a weighted average remaining lease term of approximately 5.9 years.

On August 8, 2013, AR Capital, LLC, which we refer to as AR Capital, entered into an Equity Interest Purchase Agreement with Inland, providing for, among other things, the purchase and sale of Inland's equity interests in special purpose entities which own 33 properties, or the Inland Portfolio and the Inland Portfolio Acquisition, five of which were purchased by ARCP on September 24, 2013. The Inland Portfolio is comprised of approximately 7.0 million square feet and, as of September 30, 2013 was 96.2% leased, with a weighted average remaining lease term of approximately 4.4 years. The properties were leased to 26 distinct tenants. The leases are generally triple net.

Additionally, on October 1, 2013, ARCP agreed to acquire a portfolio of 120 properties, or the Fortress Portfolio, and assumed the obligations of AR Capital under a Purchase and Sale Agreement, dated July 24, 2013, relating to the acquisition from funds managed by Fortress Investment Group LLC, or the Fortress Portfolio and the Fortress Portfolio Acquisition. Pursuant to the Purchase and Sale Agreement, ARCP will purchase the Fortress Portfolio, which is comprised of 6.1 million square feet, was 100% leased as of September 30, 2013 with a weighted average remaining lease term of approximately 12.6 years and was leased to 17 distinct tenants. The leases are generally triple net. ARCP acquired 41 of the properties in October 2013.

The Combined Company

ARCP’s properties consist primarily of freestanding single-tenant commercial properties net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Cole’s portfolio consists primarily of single- and multi-tenant retail and commercial properties which are net leased to national and regional creditworthy tenants. Each of ARCP and Cole monitors the credit quality of its overall portfolio, including its non-investment grade tenants, to assess the near- and long-term likelihood that such tenants will meet their rental payment obligations. In general, prior to the approval of a property acquisition by the ARCP Board or the Investment Committee of Cole, respectively, the credit quality of the tenants of such property is assessed and discussed. After each acquisition, for investment grade rated and rated but not investment grade tenants, which comprise the majority of each company’s tenant base, each company monitors any changes or updates to such tenants’ credit ratings. In order to monitor the credit risk for larger non-rated tenants, each company utilizes Moody’s CreditEdge (for public companies) and/or Moody’s RisCalc (for private companies), through which implied ratings and estimated default frequencies may be developed.

Each of ARCP and Cole reviews the credit quality of their respective portfolios on an ongoing basis based on available information. Each company analyzes the ability of tenants to meet current rent obligations and the likelihood that such ability will continue through the end of the lease term. In addition, each company receives from selected tenants monthly store financial information, which allows it to monitor the operations of specific locations for rent coverage. ARCP’s portfolio of real estate investment properties (excluding one vacant property classified as held for sale) were 100% leased as of September 30, 2013. ARCP’s portfolio focuses on entering into (or assuming) both medium-term leases and long-term leases and purchasing properties both at or below replacement cost and properties with vintage in-place rents at valuations significantly below replacement cost, while Cole’s portfolio focus has been primarily on acquiring necessity-based single-tenant commercial properties and multi-tenant power centers that are leased to name-brand, creditworthy tenants and subject to long-term triple net or double net leases.

As of September 30, 2013, Cole owned 1,026 properties, consisting of 44.8 million square feet, which were 99% leased with a weighted average remaining lease term of 11.9 years. As of September 30, 2013, rental revenues derived by Cole from investment-grade quality tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure).

As of September 30, 2013, ARCP owned 1,219 properties (excluding one vacant property classified as held for sale) consisting of 20.4 million square feet, which were 100% leased with a weighted average remaining lease term of 9.5 years. As of September 30, 2013, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The foregoing excludes properties owned by CapLease, which was acquired by ARCP pursuant to a merger on November 5, 2013. If the properties owned by CapLease were included, ARCP would have owned 1,287 properties, consisting of 33.5 million square feet, which are 99% leased with a weighted average remaining lease term of 8.1 years, with 66.7% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major credit agency.

Including the properties acquired in the CapLease Merger and assuming each of the other Recent and Pending Transactions are consummated, the combined company will own, on a pro forma basis as of September 30, 2013, 3,664 properties, consisting of 99.9 million square feet, which are 99% leased with a weighted average remaining lease term of 10.4 years, with 50% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major credit agency. The surviving entity in the merger will own a larger and more diversified portfolio that uniquely combines Cole’s portfolio of necessity-based properties with stable, current income that are leased to name-brand, creditworthy tenants and subject to long-term leases, with ARCP’s portfolio, which has properties with stable income from high credit quality tenants and properties with substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

ARCP will become self-managed at or prior to the consummation of the merger, meaning that executives and employees of the current external manager, ARC Properties Advisors, LLC, which we refer to as ARCP Advisors, will be transferred to ARCP and additional employees and executives will be recruited to join ARCP such that ARCP would benefit from a fully-integrated management team. Self-management will eliminate conflicts of interests associated with an external advisor. The existing management agreement with ARCP Advisors will, except as described below, be terminated with no termination fee payable by ARCP, and management and operational functions will be internalized. Nicholas S. Schorsch, the founder and chairman of ARCP will join ARCP as its Executive Chairman and interim Chief Executive Officer. Mr. Schorsch will spend a substantial portion of his time in this position. Brian S. Block, currently the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of ARCP as well as the external manager, will join ARCP in that same capacity on a full-time basis. Both Mr. Schorsch and Mr. Block have entered into written employment agreements. In anticipation of becoming self-managed, Lisa Beeson, who was formerly a Managing Director and head of Global Real Estate M&A at Barclays Capital Inc., or Barclays Capital, became Chief Operating Officer of ARCP effective November 7, 2013. Additionally, David Kay, who was formerly Chief Investment Officer and Chief Financial Officer of Capital Automotive Real Estate Services, Inc., a specialty finance company for automotive retail real estate, was appointed President of ARCP effective as of December 16, 2013. Concurrently with the appointment of David Kay, Brian S. Block was appointed Treasurer and Secretary of ARCP, also effective as of December 16, 2013. Approximately 65 additional employees from departments including real estate underwriting, due diligence, capital markets, accounting and reporting, marketing, technology, asset and property management and real estate brokerage are expected to join ARCP. ARCP will operate several divisions, overseen by experienced executive teams. These divisions each represent an area of expertise, including net lease office, industrial and built-to-suit; retail and warehouse distribution; restaurants; and PCM. It is a condition to closing the merger that the self-management has been completed. See “The Merger Agreement — Conditions to Completion of the Merger.”

It is expected that key executives of Cole will become part of the management team of ARCP and will continue to operate under the Cole brand. ARCP will also continue Cole’s business of sponsoring non-traded REITs that invest in retail net lease properties.

The Merger and the Merger Agreement

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Cole will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of ARCP.

In the merger, each share of Cole common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of Cole common stock held by ARCP, any subsidiary of ARCP or any wholly owned subsidiary of Cole, which will be cancelled) will be converted into the right to receive per share, at the election of each such stockholder, either (i) $13.82 in cash or (ii) a number of shares of ARCP common stock equal to the Exchange Ratio. In no event will cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger (including, for this purpose, shares of Cole common stock deemed to be issued in settlement of Cole restricted share units and performance share units). If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of the cash consideration paid will be reduced on a pro rata basis with the remaining consideration paid in ARCP common stock. Cash will be paid in lieu of any fractional shares. The value of the cash consideration may be lower than the value of the stock consideration because, while the parties sought to provide Cole stockholders with an opportunity for liquidity if they choose to receive cash consideration, the parties also sought to incentivize Cole’s stockholders to elect to receive stock consideration. When referring to “Exchange Ratio,” we mean 1.0929 shares of ARCP common stock per each share of Cole common stock.

Assuming 20% of the merger consideration is paid in cash and 80% of the merger consideration is paid in ARCP common stock, the aggregate value of the merger consideration to be received by Cole stockholders, employees and directors is expected to be approximately $7.0 billion, based on the number of shares of Cole common stock and equity awards outstanding as of December 18, 2013, and assuming an ARCP stock price per share of $13.00.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. ARCP and Cole encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the merger.

Related Agreement

ARCP has entered into a voting agreement with Christopher H. Cole and Marc T. Nemer, which we refer to as the voting agreement. In the voting agreement, each of Messrs. Cole and Nemer has agreed to vote all of his shares of Cole common stock in favor of approval of the merger and the other transactions contemplated by the merger agreement, subject to certain limitations, and to vote against certain actions that would reasonably be expected to impede the merger.

Election Procedures

A holder of Cole common stock may indicate such holder’s election between receiving shares of ARCP common stock and cash by indicating such election on the form of election, which will be mailed to each holder of Cole common stock as of December 20, 2013, as well as stockholders who purchase shares of Cole common stock subsequent to such date and prior to the election deadline described below. Such form of election will allow a Cole stockholder to elect the number of shares of Cole common stock in respect of which such Cole stockholder will receive ARCP common stock and the number of shares of Cole common stock in respect of which such Cole stockholder will receive cash, subject to proration adjustment in accordance with the merger agreement. In order to make a proper election, a Cole stockholder must complete the form of election and return it, along with any additional documents specified in the form of election, to the exchange agent by the election deadline.

Recommendation of the ARCP Board

The ARCP Board has unanimously (i) determined that each of the merger agreement and the merger is fair and reasonable, advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby and (iii) recommended that the ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

The ARCP Board unanimously recommends that ARCP stockholders vote FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

Recommendation of the Cole Board

The Cole Board has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement.

The Cole Board unanimously recommends that Cole stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve specified compensation that may become payable to Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Summary of Risk Factors Related to the Merger

You should consider carefully all the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the merger and the related transactions are described under the caption “Risk Factors — Risk Factors Relating to the Merger” beginning on page 33.

•	The merger and related transactions are subject to approval by stockholders of both ARCP and Cole.
•	ARCP and Cole stockholders will be diluted by the merger. Following the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, assuming 80% of the merger consideration is paid in the form of shares of ARCP common stock, ARCP stockholders (assuming the consummation of the ARCT IV Merger) and the former Cole stockholders are expected to hold approximately 40% and 60%, respectively, of the combined company’s common stock outstanding immediately after the merger. If no cash elections are made, ARCP stockholders (assuming the consummation of the ARCT IV Merger) and the former Cole stockholders are expected to hold approximately 35% and 65%, respectively, of the combined company’s common stock outstanding immediately after the merger.
•	If the merger does not occur, one of the companies may incur payment obligations to the other.
•	Failure to complete the merger could negatively impact the stock price of ARCP and Cole and the future business and financial results of both ARCP and Cole.
•	The pendency of the merger could adversely affect the business and operations of ARCP and Cole.
•	Some of the directors and executive officers of Cole have interests in seeing the merger completed that are different from, or in addition to, those of the other Cole stockholders.
•	Some of the directors and executive officers of ARCP have interests in seeing the merger completed that are different from, or in addition to, those of the other ARCP stockholders.

•	The merger agreement contains provisions that grant the Cole Board a general ability to terminate the merger agreement based on the exercise of the directors’ duties.
•	If the merger is not consummated by June 30, 2014 (unless extended by either party), either ARCP or Cole may terminate the merger agreement.

Stockholders Entitled to Vote; Vote Required

ARCP

ARCP stockholders who owned shares of ARCP common stock at the close of business on December 20, 2013, or ARCP’s record date, are entitled to notice of, and to vote at, ARCP’s special meeting. On ARCP’s record date, there were 202,095,225 shares of ARCP common stock outstanding and entitled to vote at ARCP’s special meeting, held by approximately 1,400 holders of record. Each share of ARCP common stock is entitled to one vote on each proposal to be voted on at ARCP’s special meeting.

At ARCP’s special meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum. Abstentions and broker non-votes, if any, will be counted in determining whether a quorum is present at ARCP’s special meeting.

Approval of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on the proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

See page 94 for a description of the effect of abstentions and broker non-votes with respect to the above proposals.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you properly submit your proxy but do not indicate how your shares of ARCP common stock should be voted on a matter, the shares of ARCP common stock represented by your properly executed proxy will be voted as the ARCP Board recommends and therefore FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCP common stock will NOT be voted at the meeting and will be considered broker non-votes.

Cole

Cole stockholders who owned shares of Cole common stock at the close of business on December 20, 2013, or Cole’s record date, are entitled to notice of, and to vote at, Cole’s special meeting. On Cole’s record date, there were 473,649,295 shares of Cole common stock issued and entitled to vote at Cole’s special meeting, held by approximately 47,250 holders of record.

At Cole’s special meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter will constitute a quorum. Abstentions and broker non-votes, if any, will be counted in determining whether a quorum is present at Cole’s special meeting.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of Cole stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. The approval of the proposal to adjourn Cole’s special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

See page 100 for a description of the effect of abstentions and broker non-votes with respect to the above proposals.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you properly submit your proxy but do not indicate how your shares of Cole common stock should be voted on a matter, the shares of Cole common stock represented by your properly executed proxy will be voted as the Cole Board recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of Cole common stock will NOT be voted at the meeting and will be considered broker non-votes.

Opinion of ARCP’s Financial Advisor

In connection with the merger, on October 22, 2013, Barclays Capital Inc., which we refer to as Barclays Capital, rendered to the ARCP Board an oral opinion, which was confirmed by delivery of a written opinion dated October 22, 2013, to the effect that, as of that date and based on and subject to the factors, assumptions, procedures, limitations and qualifications set forth in the opinion, the merger consideration to be paid by ARCP in the merger was fair, from a financial point of view, to ARCP.

The full text of Barclays Capital’s written opinion, dated October 22, 2013, which describes the assumptions made, qualifications made, procedures followed, factors considered and limitations on the review undertaken by Barclays Capital in connection with its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety.

Barclays Capital’s opinion, which is addressed to the ARCP Board, addresses only the fairness, from a financial point of view, of the consideration to be paid by ARCP and does not constitute a recommendation to any stockholder of ARCP as to how such stockholder should vote with respect to the proposed transaction or any other matter. Barclays Capital was not requested to address, and its opinion does not in any manner address, ARCP’s underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction. In addition, Barclays Capital expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be paid in the proposed transaction or otherwise. Under the terms of Barclays Capital’s engagement, ARCP has agreed to pay Barclays Capital a fee for its financial advisory services in connection with the merger, a significant portion of which is contingent upon completion of the merger.

See “The Merger — Opinion of ARCP’s Financial Advisor” beginning on page 126.

Opinion of Cole’s Financial Advisor

In connection with the proposed merger, on October 22, 2013, Goldman, Sachs & Co. (referred to as “Goldman Sachs”) rendered to the Cole Board its oral opinion, subsequently confirmed in writing, to the effect that, as of October 22, 2013, and based upon and subject to the limitations and assumptions set forth in its written opinion, the Per Share Consideration to be paid to holders (other than ARCP and its affiliates) of shares of Cole common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For purposes of Goldman Sachs’ opinion, “Per Share Consideration” was defined as either (i) 1.0929 shares of ARCP common stock, par value $0.01 per share, or (ii) $13.82 in cash, subject to proration as set forth in the merger agreement.

The full text of the written opinion of Goldman Sachs, dated October 22, 2013, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. The summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Cole Board in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any holder of shares of Cole common stock should vote with respect to the proposed merger or any other matter.

See “The Merger — Opinion of Cole’s Financial Advisor” beginning on page 136.

Stock Ownership of Directors and Executive Officers of ARCP

At the close of business on December 18, 2013, the directors and executive officers of ARCP and their affiliates held and were entitled to vote 2,406,597 shares of ARCP common stock (including shares held by AR Capital), collectively representing approximately 1.2% of the shares of ARCP common stock outstanding and entitled to vote on that date. The directors and executive officers of ARCP have each indicated that they expect to vote FOR the proposal to approve the issuance of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

Stock Ownership of Directors and Executive Officers of Cole

At the close of business on December 18, 2013, the directors and executive officers of Cole and their affiliates held 12,336,938 shares of Cole common stock, collectively representing 2.6% of the shares of Cole common stock issued and entitled to vote on that date. On December 20, 2013, Cole’s record date, there were 473,649,295 shares of Cole common stock issued and entitled to vote at Cole’s special meeting, held by approximately 47,250 holders of record.

Certain Fees and Expense Reimbursements Payable in Connection with the Merger

As of the date of this filing, the following fees and expense reimbursements are payable in connection with the merger:

Entity	Description	Amount
Realty Capital Securities, LLC, or RC Securities	Provision of financial advisory and strategic services to ARCP prior to the consummation of the merger pursuant to the ARCP Investment Banking Services Agreement, the parties to which are ARCP and the investment banking and capital markets division of Realty Capital Securities RCS Capital, LLC.	0.25% of the transaction value of the merger
RC Securities, RCS Advisory Services, LLC and ANST	Retention as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger pursuant to the ARCP letter agreement, the parties to which are ARCP, RCS Advisory Services, LLC, RC Securities and ANST.	$750,000
RCS Advisory Services, LLC, or RCS Advisory Services	Provision of certain transaction management services in connection with the merger pursuant to the Transaction Management Services Agreement, the parties to which are ARCP, the ARCP OP and RCS Advisory Services.	$ 2,900,000
ARCP Advisors	Payment in settlement of certain expenses associated with furniture, fixtures and equipment and reimbursement of certain prepayments in connection with the transition to self-management, which the ARCP Board determined to pursue prior to ARCP entering into the merger agreement and which is a condition to closing the merger.	$10.0 million

Entity	Description	Amount
ARCP Advisors	Payment under the existing management agreement with ARCP Advisors for a 60-day tail period following the termination thereof, in connection with the transition to self-management, which the ARCP Board determined to pursue prior to ARCP entering into the merger agreement and which is a condition to closing the merger.	An amount not to exceed $10.0 million
ARC Advisory Services, LLC, or ARC Advisory Services, and American Realty Capital Advisors, LLC, or ARC Advisors	Provision of certain transition services pursuant to the Transition Services Agreement, the parties to which are ARCP, the ARCP OP, ARC Advisory Services and ARC Advisors.	Hourly rate or flat rate, not to exceed market rate, for services provided

Interests of ARCP’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCP Board to approve the merger and the other transactions contemplated by the merger agreement, ARCP stockholders should be aware that ARCP’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of ARCP stockholders generally. These interests include those discussed below.

In connection with the merger, on October 21, 2013, ARCP entered into the RCS Capital letter agreement, a letter agreement with RCS Capital, the investment banking and capital markets division of Realty Capital Securities, LLC, which we refer to as RC Securities, pursuant to which RCS Capital agreed to act as financial advisor to ARCP in connection with a possible acquisition transaction involving ARCP. In connection with the RCS Capital letter agreement and the services provided by RCS Capital thereunder, ARCP will pay RCS Capital an amount equal to 0.25% of the Transaction Value (as defined in the RCS Capital letter agreement). ARCP will also reimburse RC Securities for reasonable out-of-pocket expenses arising in connection with the merger. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger — ARCP Investment Banking Services Agreement” on page 146.

On October 21, 2013, ARCP and the ARCP OP entered into a transition services agreement, which we refer to as the transition services agreement, with ARC Advisors and ARC Advisory Services, pursuant to which ARC Advisory Services and ARC Advisors agreed to perform the following services: accounting support, acquisition support, investor relations support, public relations support, human resources and administration, general human resources duties, payroll services, benefits services, insurance and risk management, information technology, telecommunications and internet and services relating to office supplies. ARCP and the ARCP OP will pay to ARC Advisory Services and ARC Advisors a fee at an hourly rate or flat rate, not to exceed market rate. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger — Transition Services Agreement” on page 148.

In addition to the foregoing, restricted stock grants in the amount of 10,000 shares to each of the independent directors of ARCP will become vested upon the consummation of the merger.

In connection with the transition to self-management, which the ARCP Board determined to pursue prior to ARCP entering into the merger agreement and which is a condition to closing of the merger agreement, ARCP entered into employment agreements with Messrs. Schorsch and Block and adopted the Multi-Year Outperformance Plan. Grants under the Multi-Year Outperformance Plan to executive officers of ARCP will become vested as a result of termination of the management agreement with ARCP Advisors in connection with the transition to self-management. See “The Merger —  Certain Payments to RCS Capital in Connection With the Transition to Self-Management — Employment Agreements and Multi-Year Outperformance Plan” on page 149.

Each of RCS Capital, ARC Advisory Services, ARC Advisors and ARCP Advisors is an entity under common control with AR Capital.

Interests of Cole’s Directors and Executive Officers in the Merger

In considering the recommendation of the Cole Board to approve the merger and the other transactions contemplated by the merger agreement, Cole stockholders should be aware that Cole’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Cole stockholders generally. These interests may create potential conflicts of interest. The Cole Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby. These interests include the following:

•	The merger agreement provides for the accelerated vesting of all Cole restricted share unit and performance share unit awards, which we refer to as RSUs and PSUs, respectively, held as of immediately prior to the consummation of the merger, and the conversion of each share of Cole common stock deemed to be issued in respect of such awards into the per share merger consideration, subject to the cash or stock election of the award holder and the terms of the merger agreement.
•	Certain Cole executive officers are parties to employment agreements with Cole that provide for payments and benefits in the event of a qualifying termination of employment within 24 months following the merger, and one Cole executive officer is entitled to a retention bonus, subject to continued employment through the consummation of the merger.
•	Certain Cole executive officers are parties to letter agreements with Cole and ARCP that provide for, among other things, the payment of deferred consideration (and related bonuses) in connection with the April 5, 2013 acquisition of Cole Holdings Corporation, or Cole Holdings, by Cole, or the Cole Holdings Acquisition, in shares of ARCP common stock within three business days after the consummation of the merger.
•	Cole’s directors and executive officers are entitled to continued indemnification and insurance coverage under the terms of the merger agreement.

These interests are discussed in more detail in the section entitled “The Merger — Interests of Cole’s Directors and Executive Officers in the Merger.” The Cole Board was aware of the different or additional interests described herein and considered these interests along with other matters in approving the merger and the other transactions contemplated by the merger agreement.

Listing of Shares of ARCP Common Stock

Approval of the listing on the NASDAQ of the shares of ARCP common stock to be issued to Cole stockholders pursuant to the merger agreement, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger. ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued to Cole stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of Cole common stock will be deregistered under the Exchange Act.

No Stockholder Appraisal Rights in the Merger

Neither ARCP stockholders nor Cole stockholders are entitled to exercise appraisal rights in connection with the merger. See “No Appraisal Rights” beginning on page 203.

Conditions to Completion of the Merger

A number of conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include, among others:

•	the approval by ARCP’s stockholders of the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement;
•	the approval by Cole’s stockholders of the merger and the other transactions contemplated by the merger agreement;
•	the absence of an injunction or law prohibiting the merger;

•	the effectiveness of this registration statement, of which this joint proxy statement/prospectus is a part;
•	the approval for listing on the NASDAQ of the shares of ARCP common stock to be issued to Cole stockholders pursuant to the merger agreement, subject to official notice of issuance;
•	the accuracy of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards);
•	the absence of any material adverse effect being experienced by any party;
•	the receipt of a legal opinion from ARCP’s and Cole’s respective legal counsel regarding such party’s qualification as a REIT;
•	the receipt by ARCP and Cole, respectively, of an opinion from such party’s legal counsel to the effect that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code;
•	the consummation of the ARCT IV Merger;
•	the approval by FINRA of Cole’s broker subsidiary’s Continuing Membership Application;
•	the receipt by Cole of certain third party consents; and
•	ARCP’s restructuring into a self-managed REIT.

Neither ARCP nor Cole can give any assurance as to when or if all of the conditions to the consummation of the merger will be satisfied or waived or that the merger will occur.

Covenants and Agreements

For more information regarding the conditions to the consummation of the merger and a complete list of such conditions, see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 186.

Regulatory Approvals Required for the Merger

The merger may be subject to the regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities. Nevertheless, neither ARCP nor Cole is aware of any regulatory approvals that are expected to prevent the consummation of the merger. See “The Merger —  Regulatory Approvals Required for the Merger” beginning on page 159.

No Solicitation and Change in Recommendation

Under the merger agreement, Cole has agreed not to, and to cause its subsidiaries not to (and not authorize and use reasonable best efforts to cause its officers, directors, managers and other representatives not to), directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any competing acquisition proposal or inquiry, (iii) approve or recommend a competing acquisition proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or any other similar agreement providing for or relating to a competing acquisition proposal or (iv) propose or agree to do any of the foregoing.

However, prior to the approval of the merger and the other transactions contemplated by the merger agreement by Cole stockholders, Cole may, under certain specified circumstances, engage in discussions or negotiations with and provide non-public information regarding itself to a third party making an unsolicited, bona fide written competing acquisition proposal. Under the merger agreement, Cole is required to notify ARCP promptly if it receives any competing acquisition proposal or inquiry or any request for non-public information in connection with a competing acquisition proposal.

Before the approval of the merger and the other transactions contemplated by the merger agreement by Cole stockholders, the Cole Board may, under certain specified circumstances, withdraw its recommendation of the merger if the Cole Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law.

For more information regarding the limitations on Cole and the Cole Board to consider other proposals, see “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by Cole” beginning on page 192.

Termination

ARCP and Cole may mutually agree to terminate the merger agreement before completing the merger, even after approval of the ARCP stockholders or approval of Cole stockholders.

In addition, either ARCP or Cole (so long as it is not at fault) may decide to terminate the merger agreement if:

•	the merger is not consummated by June 30, 2014, provided that either party can extend this date for up to four (4) successive thirty (30) day periods in order to obtain certain third party consents;
•	there is a final, non-appealable order or injunction prohibiting the merger;
•	Cole stockholders fail to approve the merger and the other transactions contemplated by the merger agreement; or
•	ARCP stockholders fail to approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger.

Cole may also decide to terminate the merger agreement if:

•	ARCP has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of Cole’s conditions to consummation of the merger and ARCP does not cure such breach within a specified period;
•	the ARCT IV Merger Agreement is terminated before it is consummated, the merger under that agreement does not close according to the terms of that agreement, or that agreement is materially amended without Cole’s prior written consent; or
•	Cole enters into an alternative acquisition agreement with respect to a superior proposal or the Cole Board has made an adverse recommendation change, provided, that in each case, Cole concurrently pays the termination payment.

ARCP may terminate the merger agreement if:

•	Cole has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of ARCP’s conditions to consummation of the merger and Cole does not cure such breach within a specified period;
•	the Cole Board has made an adverse recommendation change or Cole has materially breached its obligations with respect to competing acquisition proposals or to recommend through the Cole Board that stockholders vote for the merger and to use its best efforts to solicit and obtain the approval of Cole stockholders for the merger and Cole does not cure such breach within a specific period (unless such breach is not curable).

For more information regarding the rights of ARCP and Cole to terminate the merger agreement, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 198.

Break-up Fees and Expenses Reimbursement

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, each of Cole and ARCP may be obligated to pay the other party an amount equal to $10.0 million in expense reimbursement in certain circumstances. Additionally, the merger agreement provides for the payment of a break-up fee by Cole in the amount of $100.0 million in other circumstances; the merger agreement also provides that ARCP may be obligated to pay a reverse break-up fee of $110.0 million in certain circumstances, and a reverse break-up fee of $5.0 million in other circumstances.

For more information regarding the expense reimbursement, see “The Merger Agreement — Termination of the Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 199.

Material U.S. Federal Income Tax Consequences of the Merger

It is intended that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the completion of the merger that ARCP and Cole receive written opinions from their respective counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of ARCP and Cole has received an opinion from its counsel to the same effect as the opinions described above. Accordingly, and on the basis of the opinions delivered in connection herewith, U.S. holders of Cole common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Cole common stock for solely ARCP common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of ARCP common stock. U.S. holders of Cole common stock generally will recognize gain or loss if they exchange their shares of Cole common stock solely for cash in the merger. Generally, U.S. holders of Cole common stock will recognize gain, but not loss, if they exchange their shares of Cole common stock for a combination of ARCP common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger.

For further discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 160.

All holders of Cole common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any other federal, state, local or non-U.S. income and other tax laws) of the merger.

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, ARCP will account for the merger using the acquisition method of accounting with ARCP treated as the acquirer of Cole for accounting purposes. Under acquisition accounting, the assets acquired and liabilities assumed will be recorded as of the acquisition date, at their respective fair value, and added to those of ARCP. Any excess of purchase price over the fair values will be recorded as goodwill. Consolidated financial statements of ARCP issued after the merger would reflect Cole’s such fair values after the completion of the merger, but will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Cole.

Comparison of Rights of ARCP Stockholders and Cole Stockholders

At the effective time of the merger, Cole stockholders who elected to receive shares of ARCP common stock as merger consideration will become stockholders of ARCP and, accordingly, their rights will be governed by ARCP’s charter and bylaws and the laws of the State of Maryland. ARCP’s charter and bylaws contain provisions that are different from Cole’s charter and bylaws in various ways.

For a summary of certain differences between the rights of ARCP stockholders and the rights of Cole stockholders, see “Comparison of Rights of ARCP Stockholders and Cole Stockholders” beginning on page 204.

Recent Developments

During the first nine months of 2013 and the full year 2012, ARCP acquired properties with an aggregate purchase price of approximately $2.8 billion and $1.6 billion, respectively. In addition to the transactions contemplated by the merger agreement, ARCP has consummated the CapLease Merger, pursuant to which ARCP acquired all of the outstanding stock of CapLease for an aggregate purchase price of approximately

$2.2 billion. With the CapLease acquisition, ARCP added a total of 68 properties to its portfolio. ARCP has also entered into a separate merger agreement with ARCT IV, to acquire all of its outstanding stock for aggregate consideration of shares of common stock, preferred stock and cash having an aggregate value of approximately $651 million, (iii) ARCP has entered into an agreement to acquire a portfolio of 33 properties from Inland American Real Estate Trust, Inc. for an aggregate purchase price of $501 million, of which five properties were acquired on September 24, 2013 and (iv) ARCP has entered into an agreement to acquire a portfolio of 120 properties from Fortress and to assume all obligations of AR Capital with respect to the acquisition of such properties. The total acquired properties for the first three quarters in 2013 consist of 33 single-tenant net-leased properties (5 of which have already been acquired) net leased, and all are of property types that ARCP already has in its portfolio. On an aggregate basis, no single tenant of the properties that ARCP has acquired during 2013 will account for more than 10% of ARCP’s assets as of December 31, 2012, which is the date of the last audited balance sheet.

The acquisitions that have not closed yet are subject to various conditions to closing, the failure of which could delay the closing of one or more of these proposed acquisitions or result in one or more of these proposed transactions not closing or closing on terms that are different from those currently contemplated. ARCP expects to fund any of these acquisitions that close in the future (including any acquisitions that close after the merger) with cash on hand, borrowings under its existing revolving credit facility or possible issuances of additional commercial mortgage backed or asset backed securities.

In addition to the above-mentioned merger agreements and acquisitions, ARCP has determined that it will become self-managed, meaning that executives and employees of ARCP Advisors will be transferred to ARCP and additional employees and executives will be recruited to join ARCP such that ARCP would have a fully integrated management team. Self-management will eliminate conflicts of interests associated with an external advisor. The existing management agreement with ARCP Advisors will be terminated with no termination fee payable by ARCP, and management and operational functions will be internalized. Nicholas S. Schorsch will act as ARCP’s Executive Chairman and interim Chief Executive Officer. Mr. Schorsch will spend a substantial portion of his time in this position. Brian S. Block, currently the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of ARCP, as well as the external manager, will join ARCP in that same capacity on a full-time basis. Both Mr. Schorsch and Mr. Block have entered into written employment agreements. In addition, Lisa Beeson, who was formerly a Managing Director and head of Global Real Estate M&A at Barclays Capital, joined ARCP as Chief Operating Officer. Additionally, David Kay, who was formerly Chief Investment Officer and Chief Financial Officer of Capital Automotive Real Estate Services, Inc., a specialty finance company for automotive retail real estate, was appointed President of ARCP effective as of December 16, 2013. Concurrently with the appointment of David Kay, Brian S. Block was appointed Treasurer and Secretary of ARCP, also effective as of December 16, 2013. Approximately 65 additional employees from AR Capital departments, including real estate underwriting, due diligence, capital markets, accounting and reporting, marketing, technology, asset and property management and real estate brokerage are expected to join ARCP. ARCP will operate several divisions, overseen by experienced executive teams. These divisions each represent an area of expertise, including net lease office, industrial and built-to-suit; retail and warehouse distribution; restaurants; and private capital management.

Selected Historical Financial Information of ARCP

Presented below is the selected consolidated financial data of ARCP as of and for the periods indicated. The selected historical consolidated financial data as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012 and 2011 and for the period from December 2, 2010 (date of inception) to December 31, 2010 have been derived from ARCP’s historical audited consolidated financial statements, which were adjusted for discontinued operations, which are included in Appendix I to this joint proxy statement/prospectus.

The historical financial data as of September 30, 2013 and 2012 and for the nine-month periods ended September 30, 2013 and 2012 were derived from ARCP’s historical unaudited condensed consolidated financial statements, which are included in Appendix I to this joint proxy statement/prospectus. In ARCP’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2013 financial information. Interim results for the nine months ended and as of September 30, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2013.

You should read this selected historical financial information together with the financial statements included in reports that are included in Appendix I to this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of ARCP contained in such reports.

	Historical as of September 30,		Historical as of December 31,
	2013	2012	2012	2011
	(In thousands)
Total real estate investments, at cost	$2,971,050	$1,181,061	$1,798,490	$209,326
Total assets	3,151,013	1,879,966	1,965,452	221,578
Mortgage notes payable	269,891	192,490	265,118	35,320
Senior corporate credit facility	600,000	—	—	—
Senior secured revolving credit facility	—	91,090	124,604	42,407
Total liabilities	1,698,208	304,193	417,293	80,790
Total stockholders’ equity	1,329,203	1,563,260	1,531,694	137,086
Total equity	1,452,805	1,575,773	1,548,159	140,788

	Historical Results for the Nine Months Ended September 30,		Historical Results for the Year Ended December 31,		Historical Results for the Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2013	2012	2012	2011
	(In thousands, except share and per share data)
Total revenues	$145,915	$36,486	$66,793	$3,970	$—
Expenses:
Acquisition related	21,961	27,235	42,761	3,898	—
Merger and other transaction related	146,240	20	2,603	—	—
Property operating	8,972	1,656	3,484	220	—
General and administrative	4,018	1,523	3,912	553	—
Equity-based compensation	11,510	804	1,180	182	—
Depreciation and amortization	92,211	22,161	40,700	2,111	—
Operating fees to affiliates	—	212	212	—	—
Total operating expenses	284,912	53,611	94,852	6,964	—
Operating income (loss)	(138,997)	(17,125)	(28,059)	(2,994)	—
Other income (expenses):
Interest expense	(41,589)	(7,596)	(11,947)	(960)	—
Loss on contingent value rights	(69,676)	—
Income from investment securities	218	—	534	—	—
Gain on sale of investment securities	451	—	—	—	—
Loss on derivative instruments	(144)	—	91	—	—
Other income, net	171	273	426	2	—
Total other expenses	(110,569)	(7,323)	(10,896)	(958)	—
Loss from continuing operations	(249,566)	(24,448)	(38,955)	(3,952)	—
Net loss from continuing operations attributable to non-controlling interests	726	138	255	69	—
Net loss from continuing operations attributable to stockholders	(248,840)	(24,310)	(38,700)	(3,883)	—
Discontinued operations:
Net income (loss) from operations of held for sale properties	159	(53)	(145)	(37)	—
Income (loss) on held for sale properties	14	(452)	(600)	(815)	—
Net income (loss) from discontinued operations	173	(505)	(745)	(852)	—

	Historical Results for the Nine Months Ended September 30,		Historical Results for the Year Ended December 31,		Historical Results for the Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2013	2012	2012	2011
	(In thousands, except share and per share data)
Net (loss) income from discontinued operations attributable to non-controlling interests	(9)	27	46	36	—
Net income (loss) from discontinued operations attributable to stockholders	164	(478)	(699)	(816)	—
Net loss	(249,393)	(24,953)	(39,700)	(4,804)	—
Net loss attributable to non-controlling interests	717	165	301	105	—
Net loss attributable to stockholders	$(248,676)	$(24,788)	$(39,399)	$(4,699)	$—
Other Data:
Net loss per common share from continuing operations attributable to common stockholders – basic and diluted	$(1.49)	$(0.31)	$(0.38)	$(1.04)	NM
Net loss per common share attributable to common stockholders – basic and diluted	$(1.49)	$(0.32)	$(0.39)	$(1.26)	NM
Weighted-average number of common shares outstanding, basic and diluted	166,970,341	76,950,157	102,513,974	3,720,351	19,000

NM: Not meaningful

Selected Historical Financial Information of Cole

Presented below is the selected consolidated financial data of Cole as of and for the periods indicated. The selected historical consolidated financial data as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 have been derived from Cole’s historical audited consolidated financial statements, which are included in Appendix II to this joint proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2010 and 2009 and for the fiscal year ended December 31, 2009 were derived from Cole’s historical audited consolidated financial data, which are not included in this joint proxy statement/prospectus.

The historical financial data as of September 30, 2013 and 2012 and for the nine-month periods ended September 30, 2013 and 2012 were derived from Cole’s historical unaudited condensed consolidated financial statements, which are included in Appendix II to this joint proxy statement/prospectus. In Cole’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2013 financial information. Interim results for the nine months ended and as of September 30, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2013.

You should read this selected historical financial information together with the financial statements included in reports that are included in Appendix II to this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of Cole contained in such reports.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009
Balance Sheet Data:
Total investment in real estate and related assets, net	$7,200,741	$6,598,456	$7,078,513	$5,340,193	$3,066,606	$718,368
Cash and cash equivalents	$185,786	$83,797	$192,504	$216,353	$109,942	$278,717

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009
Restricted cash	$31,170	$16,846	$18,444	$17,540	$12,123	$1,191
Total assets	$8,047,495	$7,242,706	$7,453,725	$5,697,568	$3,243,658	$1,005,895
Notes payable and other borrowings	$3,836,596	$3,153,632	$3,292,048	$2,373,984	$1,061,207	$129,302
Due to affiliates	$—	$3,780	$4,525	$4,847	$804	$743
Acquired below market lease intangibles, net	$113,878	$109,608	$113,607	$93,330	$66,815	$20,032
Total liabilities	$4,399,427	$3,397,714	$3,536,315	$2,579,204	$1,180,608	$162,050
Redeemable common stock	$—	$212,947	$234,578	$134,101	$65,898	$12,382
Stockholders’ equity	$3,631,523	$3,628,261	$3,679,025	$2,982,988	$1,996,781	$831,463
Operating Data:(1)
Real estate investment revenue	$489,925	$379,963	$529,086	$310,285	$105,345	$16,730
Private capital management revenue	$282,474	$—	$—	$—	$—	$—
Reallowed fees and commissions	$169,360	$—	$—	$—	$—	$—
General and administrative expenses	$100,719	$12,001	$14,892	$10,078	$5,886	$2,054
Merger related stock-based compensation expense	$23,607	$—	$—	$—	$—	$—
Property operating expenses	$49,853	$33,037	$47,139	$22,084	$5,255	$498
Property and asset management expenses	$15,316	$32,384	$45,280	$26,165	$9,358	$1,479
Merger and acquisition expenses	$52,660	$46,431	$63,892	$59,433	$49,711	$12,977
Depreciation and amortization	$156,698	$110,939	$155,760	$90,265	$28,651	$3,924
Operating income (loss)	$204,186	$145,171	$202,123	$102,260	$6,484	$(4,202)
Other income	$1,715	$5,362	$19,084	$1,818	$1,070	$510
Interest expense	$(127,464)	$(100,152)	$(137,987)	$(76,843)	$(20,988)	$(2,320)
Income (loss) from continuing operations before income taxes	$78,437	$50,381	$83,220	$27,235	$(13,434)	$(6,012)
Provision for income taxes	$(9,191)	$—	$—	$—	$—	$—
Income (loss) from continuing operations	$69,246	$50,381	$83,220	$27,235	$(13,434)	$(6,012)
Income (loss) from discontinued operations	$24,666	$27,229	$120,218	$18,536	$6,831	$(1,809)
Net income (loss) allocated to noncontrolling interests	$589	$(117)	$100	$475	$(310)	$—
Net income (loss) attributable to the Company	$93,323	$77,727	$203,338	$45,296	$(6,293)	$(7,821)
Per Share Data:
Income (loss) from continuing operations per common share outstanding – basic and dilutive	$0.14	$0.11	$0.18	$0.09	$(0.08)	$(0.15)
Net income (loss) attributable to the Company per common share outstanding – basic and dilutive	$0.19	$0.17	$0.44	$0.15	$(0.04)	$(0.20)
Weighted average shares outstanding – basic	482,720,629	457,996,321	463,216,187	309,363,838	174,764,966	40,060,709
Weighted average shares outstanding – diluted	489,288,861	457,996,321	463,216,187	309,363,838	174,764,966	40,060,709

(1)	The results of operations for any properties disposed of or classified as held for sale as of September 30, 2013 have been included in income (loss) from discontinued operations for all periods presented.

Selected Unaudited Pro Forma Consolidated Financial Information

The pro forma consolidated financial information combines the historical financial statements of ARCP and Cole after giving effect to the merger using the acquisition method of accounting under U.S. GAAP and ARCP’s preliminary estimates, assumptions and pro forma adjustments as described below and in the accompanying notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information should be read in conjunction with ARCP’s historical consolidated financial statements and Cole’s historical consolidated financial statements, including the notes thereto, which are included in Appendix I and II to this joint proxy statement/prospectus.

The selected unaudited pro forma consolidated financial information can be found with the unaudited pro forma consolidated financial information and accompanying notes included in this joint proxy statement/prospectus under “Index of Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page F-1. The unaudited pro forma consolidated information also reflects the estimated effect of the Recent and Pending Transactions. The unaudited pro forma adjustments reflecting the Recent and Pending Transactions are based upon available information and certain assumptions that ARCP believes are reasonable.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

Unaudited Comparative Per Share Information

The following tables set forth, for the nine months ended September 30, 2013 and for the year ended December 31, 2012, selected per share information for ARCP common stock on a historical and pro forma combined basis and for Cole common stock on a historical and pro forma equivalent basis, each on an unaudited basis after giving effect to the merger using the acquisition method of accounting. The data is derived from and should be read in conjunction with the ARCP and Cole audited consolidated financial statements and related notes, the unaudited condensed consolidated interim financial statements of ARCP and Cole and related notes, and the unaudited pro forma condensed consolidated financial information and related notes, which are included elsewhere in this joint proxy statement/prospectus.

The pro forma consolidated Cole equivalent information shows the effect of the merger from the perspective of an owner of Cole common stock.

The unaudited pro forma consolidated per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus.

The pro forma income from continuing operations per share includes the combined income (loss) from continuing operations of ARCP and Cole on a pro forma basis as if the transactions were consummated on January 1, 2012. The information also reflects the estimated effects of the Recent and Pending Transactions, which are based upon available information and certain assumptions that ARCP believes are reasonable.

	ARCP		Cole
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the Nine Months Ended September 30, 2013
(Loss) income from continuing operations attributable to common stockholders per common share
Basic	$(1.49)	$(0.46)	$0.14	$(0.50)
Diluted	$(1.49)	$(0.46)	$0.14	$(0.50)
Distributions declared per common share	$0.68	$0.75	$0.51	$0.82
Book value per common share	$7.17	$11.36	$7.74	$12.41
For the Year Ended December 31, 2012
(Loss) income from continuing operations attributable to common stockholders per common share
Basic	$(0.39)	$(0.00)	$0.19	$(0.00)
Diluted	$(0.39)	$(0.00)	$0.19	$(0.00)
Distributions declared per common share	$0.88	$1.00	$0.64	$1.09
Book value per common share	$8.55	$11.10	$7.67	$12.13

Comparative ARCP and Cole Market Price and Dividend Information

ARCP’s Market Price Data

ARCP’s common stock is listed on the NASDAQ under the symbol “ARCP.” This table sets forth, for the periods indicated, the high and low sales prices per share of ARCP’s common stock, as reported by the NASDAQ, and distributions declared per share of ARCP common stock.

	Price Per Share of Common Stock		Distribution Declared Per Share(1)
	High	Low
2012
First Quarter	$12.24	$10.051	$0.21917
Second Quarter	$11.37	$9.77	$0.22042
Third Quarter	$12.58	$10.35	$0.22167
Fourth Quarter	$13.48	$11.64	$0.22292

	Price Per Share of Common Stock		Distribution Declared Per Share(1)
	High	Low
2013
First Quarter	$14.915	$12.45	$0.22417
Second Quarter	$18.05	$13.99	$0.22583
Third Quarter	$15.36	$12.13	$0.22750
Fourth Quarter through December 20, 2013	$13.94	$12.16	$0.23000

(1)	Common stock cash distributions are currently declared monthly by ARCP, based on financial results for the prior months.

Cole’s Market Price Data and Dividend Data

Cole’s common stock was listed on the NYSE under the symbol “COLE” on June 20, 2013. This table sets forth, for the periods indicated, the range of high and low sales prices for Cole common stock as reported on the NYSE.

	Price Per Share of Common Stock		Dividend Declared Per Common Share(1)
	High	Low
2013
June 20 (Cole listing) through June 30	$11.55	$9.85	$0.0211	(2)
Third Quarter	$12.35	$10.07	$0.1783
Fourth Quarter through December 20, 2013	$14.68	$11.85	$0.1587

(1)	Common stock cash dividends are generally declared quarterly by Cole, based on financial results for the prior quarter. Amounts represent dividends declared per share for the respective period.
(2)	Upon Cole’s listing on the NYSE, the Cole Board authorized a cash dividend equivalent to an annual rate of $0.70 per share.

On May 30, 2013, the ARCP Board authorized and ARCP declared an increase to ARCP’s annual distribution rate to $0.910 per share, which became payable commencing with ARCP’s June 2013 distribution, and $0.07583 per share was paid on June 15, 2013 to holders of record as of the close of business on June 8, 2013. ARCP’s annualized distribution rate has been increased to $0.94 per share following the consummation of the CapLease Merger, commencing with ARCP’s December 2013 distribution, and is anticipated to increase to $1.00 following the consummation of the merger. If ARCP continues to pay monthly cash distributions at the rate of $0.07833 per share after the merger, this dividend, from the perspective of a holder of Cole common stock, would be equivalent to a monthly distribution of approximately $0.08561 per share of Cole common stock, assuming an exchange ratio of 1.0929.

Recent Closing Prices

The following table sets forth the closing per share sales prices of ARCP’s common stock as reported on the NASDAQ on October 22, 2013, the last full trading day before the public announcement of the execution of the merger agreement by ARCP and Cole, and on December 20, 2013, the latest practicable trading day before the date of this joint proxy statement/prospectus:

ARCP Common Stock
October 22, 2013	$13.35
December 20, 2013	$12.60

The market price of ARCP common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger.

Following the transaction, ARCP common stock will continue to be listed on the NASDAQ. ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued to Cole stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of Cole common stock will be deregistered under the Exchange Act.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55, you should carefully consider the following risks before deciding whether to vote for (i) if you are an ARCP stockholder, the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger and the approval or the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies to approve the issuance of shares of common stock, or (ii) if you are a Cole stockholder, the approval of the merger and the other transactions contemplated by the merger agreement and the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of ARCP and Cole because these risks will also affect the combined company. Risks in relation to ARCP and Cole can be found in ARCP’s and Cole’s respective Annual Reports on Form 10-K for the year ended December 31, 2012 and other reports filed by ARCP and Cole with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

Risk Factors Relating to the Merger

The exchange ratio in the merger is fixed and will not be adjusted in the event of any change in either ARCP’s common stock price or Cole’s common stock price.

Upon the consummation of the merger, each share of Cole common stock will be converted into the right to receive, at the election of the holder of such share of Cole common stock, (a) 1.0929 shares of ARCP common stock, with cash paid in lieu of fractional shares, or (b) cash equal to $13.82 (subject to proration in accordance with the merger agreement). The exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of ARCP common stock or the value of Cole common stock. Changes in the price of ARCP common stock and Cole common stock prior to the merger will affect the market value of the merger consideration that Cole stockholders electing to receive shares of ARCP common stock will receive at the effective time of the merger and the market value of the Cole common stock received by ARCP. Stock price changes may result from a variety of factors (many of which are beyond ARCP’s control), including the following factors:

•	market reaction to the announcement of the merger and the prospects of the combined company;
•	changes in the respective businesses, operations, assets, liabilities and prospects of either company;
•	changes in market assessments of the business, operations, financial position and prospects of either company;
•	market assessments of the likelihood that the merger will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the value of triple net lease payments or the price of ARCP common stock and Cole common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ARCP and Cole operate; and
•	other factors beyond the control of either ARCP or Cole, including those described or referred to elsewhere in this “Risk Factors” section.

The prices of ARCP common stock and Cole common stock at the consummation of the merger may vary from their prices on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of ARCP’s special meeting and Cole’s special meeting. As a result, the market value of the merger consideration represented by the stock exchange ratio will also vary. For example, based on the range of closing prices of ARCP common stock during the period from October 22, 2013, the last trading day before public announcement of the merger, through December 20, 2013, the latest practicable date before the date of the joint proxy statement/prospectus, the exchange ratio of 1.0929 shares of ARCP common stock represented a market value ranging from a low of $13.56 to a high of $14.94. The market for ARCP common stock has, from time to time, experienced price and volume fluctuations, and investors in ARCP common stock may experience a decrease in the value of their shares. Factors such as ARCP’s operating performance and the performance of similar companies, actual or anticipated differences in operating results, changes in market valuations of similar companies, strategic decisions by ARCP, including the merger, or strategic decisions by ARCP’s competitors, the realization of any of the other risk factors presented herein or incorporated by reference in this joint proxy statement/prospectus, and other factors, including factors unrelated to ARCP’s performance such as general market conditions and changes in interest rates that may impact other companies including ARCP’s competitors, could cause the market price of ARCP common stock to fluctuate.

Because the merger will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market value of the ARCP common stock that Cole stockholders electing to receive ARCP common stock will receive upon completion of the merger. You should therefore consider the following additional risks:

•	If the price of ARCP common stock increases between the date the merger agreement was signed or the date of ARCP’s special meeting and the effective time of the merger, Cole stockholders electing to receive ARCP common stock will receive shares of ARCP common stock that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the stock exchange ratio when the merger agreement was signed or the date of ARCP’s special meeting, respectively. Therefore, while the number of shares of ARCP common stock to be issued per share of Cole common stock (for which a stock election is made) is fixed, ARCP’s stockholders cannot be sure of the market value of the consideration that will be paid to Cole stockholders electing to receive ARCP common stock upon completion of the merger.
•	If the price of ARCP common stock declines between the date the merger agreement was signed or the date of the Cole special meeting and the effective time of the merger, including for any of the reasons described above, Cole stockholders electing to receive ARCP common stock will receive shares of ARCP common stock that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the stock exchange ratio on the date the merger agreement was signed or on the date of the Cole special meeting, respectively. Therefore, while the number of shares of ARCP common stock to be issued per share of Cole common stock (for which a stock election is made) is fixed, Cole stockholders electing to receive ARCP common stock cannot be sure of the market value of ARCP common stock they will receive upon completion of the merger or the market value of ARCP common stock at any time after the completion of the merger.

In addition, the value of Cole common stock at the consummation of the merger may vary from its value on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of ARCP’s special meeting and Cole’s special meeting. As a result, the market value of Cole common stock could be more or less than $13.82, which represents the merger consideration payable if a Cole stockholder elects to receive cash (subject to any proration adjustment in accordance with the merger agreement, as discussed herein).

If you elect to receive cash consideration, you cannot be certain of the form of merger consideration that you will receive for all of your shares.

In no event will the cash consideration be paid by ARCP with respect to more than 20% of the shares of Cole common stock outstanding immediately prior to the effective time of the merger (other than shares held by ARCP, any subsidiary of ARCP or any wholly owned subsidiary of Cole, which will be cancelled). If the number of shares of Cole common stock for which a valid election to receive cash is made is more than 20% of the outstanding shares of Cole common stock not held by ARCP, any subsidiary of ARCP and any wholly owned subsidiary of Cole, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive ARCP common stock in order to avoid exceeding such 20% cash “cap.” If such a proration is required, holders of Cole common stock who elected to receive cash may receive a portion of their consideration in ARCP common stock.

The merger and the transactions related thereto are subject to approval by common stockholders of both ARCP and Cole.

In order for the merger to be completed, Cole stockholders must approve the merger and the other transactions contemplated by the merger agreement, which requires the affirmative vote of the holders of shares of Cole common stock entitled to cast a majority of all the votes entitled to be cast on such proposal at the Cole special meeting. In addition, while a vote of ARCP’s stockholders is not required to approve the merger, the approval of ARCP’s stockholders is required under applicable NASDAQ rules in order for ARCP to be authorized to issue the shares of ARCP common stock to Cole stockholders as part of the merger consideration. Approval of the issuance of shares of ARCP common stock to Cole stockholders under NASDAQ rules requires approval of at least a majority of the total votes cast, provided that the total votes cast represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal. If either or both of these required votes is not obtained by June 30, 2014 (subject to the right of each of ARCP and Cole to extend such date for up to four (4) successive thirty (30) day periods in order to obtain certain lender consents), the merger may not be consummated.

The failure to achieve expected benefits and unanticipated costs relating to the merger could reduce ARCP’s financial performance.

If the merger does not occur, one of the companies may incur payment obligations to the other.

If the merger agreement is terminated under certain circumstances, ARCP or Cole, as applicable, may be obligated to pay the other party $10.0 million in expense reimbursements. Additionally, under certain circumstances, Cole may be obligated to pay ARCP a break-up fee in the amount of $100.0 million. Under certain circumstances ARCP may be obligated to pay Cole a reverse break-up fee of $110.0 million and, under other circumstances, ARCP may be obligated to pay Cole a reverse break-up fee of $5.0 million. See “The Merger Agreement — Termination of the Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 199 of this joint proxy statement/prospectus.

Failure to consummate the merger could negatively impact ARCP’s and Cole’s future business and financial results.

If the merger is not consummated, ARCP’s and Cole’s ongoing businesses could be adversely affected and each of ARCP and Cole will be subject to several risks, including the following:

•	ARCP’s and Cole’s having to pay certain costs, including unanticipated costs, relating to the merger, such as legal, accounting, financial advisory, filing, printing and mailing fees;
•	ARCP’s being required, under certain circumstances, to pay to Cole a fee of $110.0 million, and in other circumstances, to pay Cole a fee of $5.0 million;
•	Cole’s being required, under certain circumstances, to pay to ARCP a fee of $100.0 million; and
•	the diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger.

If the merger is not consummated, ARCP and Cole will not achieve the expected benefits thereof and will be subject to the risks described above, which could materially affect ARCP’s and Cole’s business, financial results and stock price.

The pendency of the merger could adversely affect the business and operations of ARCP and Cole.

In connection with the pending merger and the other Recent and Pending Transactions, some tenants or vendors of each of ARCP and Cole may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of ARCP and Cole, regardless of whether the merger is completed. In addition, due to operating covenants in the merger agreement, each of ARCP and Cole may be unable, during the pendency of the merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of each of Cole and ARCP have interests in seeing the merger completed that are different from, or in addition to, those of the other Cole stockholders and ARCP stockholders, respectively.

Some of the directors and executive officers of each of Cole and ARCP have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the Cole stockholders and the ARCP stockholders, respectively. For Cole directors and executive officers, these interests include, among other things, accelerated vesting of equity awards and payment of merger consideration in respect thereof pursuant to the merger agreement, change in control severance payments that may be triggered upon a qualifying termination of an executive officer’s employment within 24 months following consummation of the merger, payments due to certain executive officers pursuant to the merger agreement entered into in connection with the acquisition of Cole Holdings by Cole and letter agreements entered into by ARCP, Cole and those executive officers in connection with the merger, a retention arrangement with one executive officer, and rights to continued indemnification and directors’ and officers’ liability insurance coverage pursuant to the merger agreement. For ARCP directors and executive officers, these interests include, among other things, fees payable to affiliates of AR Capital under service agreements, acceleration of vesting of restricted stock granted to independent directors, entering into employment agreements in connection with the self-management of ARCP, with which ARCP determined to proceed with prior to entering into the merger agreement and is a condition to closing the merger, and accelerated vesting of grants under the Multi-Year Outperformance Plan as a result of termination of the management agreement with ARCP Advisors in connection with the transition to self-management. These interests, among other things, may influence the directors and executive officers of each of Cole and ARCP to support or approve the merger. See “The Merger — Interests of Cole’s Directors and Executive Officers in the Merger” beginning on page 152 and “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 146.

In addition, ARCP has entered into a voting agreement with Christopher H. Cole, the Executive Chairman of the Cole Board, and Marc T. Nemer, Cole’s Chief Executive Officer, in their capacities as stockholders of Cole. The voting agreement requires Messrs. Cole and Nemer to vote in favor of the proposals to be voted on at the Cole special meeting of stockholders and to vote against certain actions. The voting agreement specifically does not limit or restrict the rights and obligations of Mr. Cole as a director of Cole or Mr. Nemer as a director and officer of Cole, and it in no way restricts Messrs. Cole and Nemer from exercising their duties to Cole. However, the voting agreement does limit the rights of Messrs. Cole and Nemer, solely in their capacity as stockholders, to vote against the proposals to be voted on at Cole’s special meeting of stockholders and for certain other actions. A copy of the voting agreement can be found attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference.

The merger agreement contains provisions that could discourage a potential competing acquirer of Cole or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Cole’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all, or a significant part, of Cole. In addition, ARCP generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made before the Cole Board may withdraw or qualify its recommendation. Upon termination of the merger agreement in certain circumstances, Cole may be required to pay a termination payment to ARCP, and in certain other circumstances, ARCP may be required to pay an expense reimbursement to Cole. See “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by Cole” beginning on page 192, “The Merger Agreement — Termination of the Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 199.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all, or a significant part, of Cole from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the expense reimbursement that may become payable in certain circumstances.

The merger agreement contains provisions that grant the Cole Board a general ability to terminate the merger agreement based on the exercise of the directors’ duties.

Cole may terminate the merger agreement, subject to the terms thereof, if the Cole Board determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the merger (and to terminate the merger agreement), would be inconsistent with such directors’ duties under applicable law. If the merger is not completed, ARCP’s ongoing business could be adversely affected and ARCP will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.

There may be unexpected delays in the consummation of the merger, which could impact ARCP’s ability to timely achieve the benefits associated with the merger.

The merger is expected to close during the first quarter of 2014, assuming that all of the conditions in the merger agreement are satisfied or waived. The merger agreement provides that either ARCP or Cole may terminate the merger agreement if the merger has not occurred by June 30, 2014 (subject to the right of each of ARCP and Cole to extend this date for up to four (4) successive thirty (30) day periods in order to obtain certain lender consents). Certain events may delay the consummation of the merger. Some of the events that could delay the consummation of the merger include difficulties in obtaining the approval of stockholders, or satisfying the other closing conditions to which the merger is subject.

The merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact the parties’ ability to complete the merger.

The merger, which is expected to close during the first quarter of 2014, is subject to certain closing conditions, including, among other things (a) the effectiveness of a registration statement on Form S-4 containing a joint proxy statement/prospectus, pursuant to which shares of ARCP common stock will be issued, (b) the approval of the merger by not less than a majority of all the votes entitled to be cast on the matter by the holders of all of Cole’s outstanding shares of common stock at the Cole special meeting, (c) the approval of the issuance of ARCP common stock to the Cole stockholders by a majority of the votes cast by ARCP’s stockholders (provided the total number of votes cast constitutes a quorum), (d) the receipt of certain mortgage lender consents, (e) the consummation of the ARCT IV Merger, (f) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards, (g) the consummation of certain steps relating to the transformation to self-management, (h) approval of FINRA of the Continuing Membership Application of Cole Capital Corporation, Cole’s broker-dealer subsidiary and (i) delivery of certain tax opinions.

There can be no assurance these conditions will be satisfied or waived, if permitted or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the merger or whether the merger will be completed at all.

ARCP and Cole stockholders will be diluted by the merger and the conversion of ARCP’s Series D Cumulative Convertible Preferred Stock.

The merger will dilute the ownership position of the current ARCP stockholders and will result in Cole stockholders having an ownership stake in ARCP that is smaller than their current stake in Cole. In connection with the merger consideration, ARCP expects to issue approximately 434 million shares of ARCP common stock to the holders of Cole common stock, assuming 80% of the merger consideration is paid in the form of shares of ARCP common stock, based on the number of Cole shares outstanding on December 18, 2013. ARCP stockholders and the former Cole stockholders are expected to hold approximately 36% and 64%, respectively, of the combined ARCP common stock outstanding immediately after the merger, based on the number of shares of common stock of each of ARCP and Cole outstanding on December 18, 2013 and various assumptions regarding share issuances by each of ARCP and Cole prior to the effective time of the merger. Consequently, ARCP stockholders and Cole stockholders, as a general matter, will have less influence over the management and policies of ARCP after the merger than each exercise over the management and policies of ARCP and Cole, as applicable, immediately prior to the merger.

Additionally, if holders of shares of Series D Cumulative Convertible Preferred Stock elect to convert such shares into shares of common stock, ARCP may be required to issue up to approximately 21.8 million additional shares of common stock upon the conversion of its Series D Cumulative Convertible Preferred Stock, assuming a common stock price of $13.59 per share.

An adverse judgment in a lawsuit challenging the merger, if commenced, may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Stockholders of Cole have filed lawsuits and may file additional lawsuits challenging the merger, which name and may name ARCP as a defendant. To date, ten such lawsuits have been filed. Two putative class actions have been filed in in the U.S. District Court of Arizona, captioned as: (i) Wunsch v. Cole Real Estate Investment, Inc., et al. and (ii) Sobon v. Cole Real Estate Investments, Inc., et al. Eight other putative stockholder class action lawsuits have been filed in the Circuit Court for Baltimore City, Maryland, captioned as: (i) Operman v. Cole Real Estate Investments, Inc., et al.; (ii) Branham v. Cole Real Estate Investments, Inc., et al.; (iii) Wilfong v. Cole Real Estate Investments, Inc., et al.; (iv) Polage v. Cole Real Estate Investments, Inc., et al.; (v) Flynn v. Cole Real Estate Investments, Inc., et al.; (vi) Corwin v. Cole Real Estate Investments, Inc., et al.; (vii) Green v. Cole Real Estate Investments, Inc., et al.; and (viii) Morgan v. Cole Real Estate Investments, Inc., et al. All of these lawsuits name ARCP, Cole and the Cole Board as defendants; Merger Sub is named as a defendant in all of the lawsuits except for Operman and Corwin. All of the named plaintiffs claim to be Cole stockholders and purport to represent all holders of Cole’s stock. Each complaint generally alleges that the individual defendants breached fiduciary duties owed to plaintiff, to the other public stockholders of Cole and to Cole, and that certain entity defendants aided and abetted those breaches. In addition, certain lawsuits claim that the individual defendants breached their duty of candor to shareholders and the Branham, Polage and Flynn lawsuits assert claims derivatively against the individual defendants for their alleged breach of fiduciary duties owed to Cole. The Polage lawsuit also asserts derivative claims for waste of corporate assets and unjust enrichment. The Wunsch and Sobon lawsuits also allege that the Joint Proxy contains materially incomplete and misleading disclosures in violation of Sections 14(a) and 20(a) of the Exchange Act. Among other remedies, the complaints seek injunctive relief prohibiting the defendants from completing the proposed merger or, in the event that an injunction is not awarded, money damages, costs and attorneys’ fees.

On December 12, 2013, the Maryland court consolidated the eight Maryland lawsuits under the caption Polage v. Cole Real Estate Investments, Inc., et. al., and appointed lead counsel. The Maryland plaintiffs have stated that they plan to file a motion for preliminary injunction, seeking to enjoin the upcoming stockholder vote on the merger. Defendants will oppose this motion, and the court has scheduled a hearing on plaintiffs’ anticipated motion on January 10, 2014.

ARCP and Cole cannot assure you as to the outcome of these lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may prevent the completion of the merger in the expected time frame, or may prevent it from being completed altogether. Whether or not any plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of ARCP’s business and Cole’s business.

ARCP could incur liability as a result of a lawsuit to which Cole is subject in connection with the merger between Cole and Cole Holdings, pursuant to which Cole became a self-managed REIT.

Three outstanding putative class action and/or derivative lawsuits, which were filed earlier this year, assert claims for breach of fiduciary duty, abuse of control, corporate waste, unjust enrichment, aiding and abetting breach of fiduciary duty and other claims relating to the merger between a wholly owned subsidiary of Cole and Cole Holdings, pursuant to which Cole became a self-managed REIT. The Court in one of the lawsuits has granted defendants’ motion to dismiss with prejudice, but the plaintiffs have noticed their intent to appeal the dismissal. The other two lawsuits, which also purport to assert claims under the Securities Act, are pending in the United States District Court for the District of Arizona, and defendents plan to move to dismiss both complaints in early January 2014.

Whether or not any plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of Cole’s business prior to the merger and ARCP’s business after the merger.

ARCP is acquiring assets in the merger that do not fit within its target assets, which may subject ARCP to additional risks.

ARCP is acquiring in the merger certain businesses and assets that do not fit within ARCP’s target assets. For example, Cole is engaged in sponsoring non-traded real estate investment trusts and selling interests in non-traded real estate investment trusts through a broker-dealer subsidiary. Cole also holds interests in mortgage loans, bridge loans and CMBS. These businesses and assets subject ARCP to additional risks.

Risks Relating to Sponsoring Non-Traded REITs and Being a Broker-Dealer

Cole Capital Corporation, Cole’s broker-dealer subsidiary, which is a wholesale broker-dealer registered with the SEC and a member firm of FINRA, is subject to various risk and uncertainties that are common in the securities industry. Such risks and uncertainties include:

•	the volatility of financial markets;
•	extensive governmental regulation;
•	litigation; and
•	intense competition.

In addition, Cole Capital Corporation is subject to risks that are particular to its function as a wholesale broker-dealer and sponsoring non-traded REITs. For example, the broker-dealer provides substantial promotional support to broker-dealers selling a particular offering, including by providing sales literature, forums, webinars, press releases and other mass forms of communication. Due to Cole’s acting as a sponsor of non-traded REITs and the volume of materials that Cole Capital Corporation may provide throughout the course of an offering, much of which may be scrutinized by regulators, Cole and Cole’s wholesale broker-dealer may be exposed to significant liability under federal and state securities laws. Additionally, Cole Capital Corporation may be subject to fines and suspension from the SEC and FINRA.

Sponsorship of non-traded REITs also involves risks relating to the possibility that such programs will not receive capital at the levels and timing that are anticipated and that sufficient capital will not be raised to repay investments of cash in, and loans to, such non-traded REITs needed to meet up-front costs, the initial breaking of escrow and the acquisition of properties will not be made, as well as risks relating to competition from other sponsors of other similar programs.

The securities industry is, and, following ARCP’s merger with Cole, ARCP’s broker-dealer business will be, subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. Cole’s broker-dealer business is regulated by industry self-regulatory organizations, including FINRA. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. Broker-dealers are also subject to net capital requirements, which require them to maintain a minimum level of net capital. The failure to comply with these regulations could subject ARCP to penalties or sanctions. The failure to comply with the net capital requirements or other requirement of the SEC or FINRA could subject ARCP to sanctions imposed by the SEC or FINRA.

Risks Relating to Mortgage Loans, Mezzanine Loans and CMBS

In addition, Cole’s interests in mortgage loans, mezzanine loans and CMBS will subject ARCP to risks relating to mortgage loans, mezzanine loans and CMBS.

Investing in mortgage or mezzanine loans involves risk of defaults on those loans caused by many conditions beyond ARCP’s control, including local and other economic conditions affecting real estate values, interest rate changes, rezoning, and failure by the borrower to maintain the property. If there are defaults under these loans, ARCP may not be able to repossess and sell quickly any properties securing such loans. An action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of any lawsuit brought in connection with the foreclosure if the defendant raises defenses or counterclaims. In addition, investments in mezzanine loans involve a higher degree of risk than long-term senior mortgage loans secured by income-producing real property because the investment may become unsecured as a result of foreclosure on the underlying real property by the senior lender.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans. In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. CMBS are issued by investment banks, not financial institutions, and are not insured or guaranteed by the U.S. government.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that interest payments on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated.

Risks Relating to Acquisition of Properties Under Development

As part of its business, Cole has entered into purchase and sale arrangements with a seller or developer of a suitable property under development or construction. In such cases, Cole is obligated to purchase the property at the completion of construction, provided that the construction conforms to definitive plans, specifications, and costs approved by Cole in advance. ARCP may continue this business.

As a result, Cole is, and ARCP will be, subject to risks of potential development and construction delays and resultant increased costs and risks. If ARCP engages in development or construction projects, ARCP will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and the builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, ARCP may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. ARCP may incur additional risks if ARCP makes periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of ARCP’s investment. In addition, ARCP will be subject to normal lease-up risks relating to newly constructed projects. ARCP also will rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time ARCP acquires the property. If these projections are inaccurate, ARCP may pay too much for a property, and our return on our investment could suffer.

If ARCP contracts with a development company for newly developed properties, ARCP anticipates that it will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties. In the case of properties to be developed by a development company, ARCP anticipates that it will be required to close the purchase of the property upon completion of the development of the property. At the time of contracting and the payment of the earnest money deposit, the development company typically will not have acquired title to any real property, and there is a risk that its earnest money deposit made to the development company may not be fully refunded.

ARCP expects to incur substantial expenses related to the merger.

ARCP expects to incur substantial expenses in connection with consummating the merger and integrating the business, operations, networks, systems, technologies, policies and procedures ARCP is acquiring with its own, including unanticipated costs and assumption of liabilities. There are several systems that must be integrated, including accounting and finance and asset management. While ARCP has assumed that a certain level of transaction and integration expenses would be incurred, there are factors beyond ARCP’s control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that ARCP expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded portfolio and operations following the merger.

Following the merger, the combined company will have an expanded portfolio and operations and likely will continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The market price of ARCP common stock may decline as a result of the merger.

The market price of ARCP common stock may decline as a result of the merger if ARCP does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the merger on ARCP’s financial results is not consistent with the expectations of financial or industry analysts. In addition, if the merger is consummated, ARCP’s stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders may not wish to continue to invest in ARCP if the merger is consummated, or for other reasons may wish to dispose of some or all of their shares of ARCP common stock. If, following the consummation of the merger there is selling pressure on ARCP common stock that exceeds demand at the market price, the price of ARCP common stock could decline.

Counterparties to certain significant agreements with ARCP and Cole may have consent rights in connection with the merger.

Each of ARCP and Cole is party to certain agreements that give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under certain of these agreements, the merger may constitute a “change in control” and, therefore, the counterparty may assert its rights in connection with the merger. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under the agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

ARCP may incur adverse tax consequences if Cole has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

If Cole has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the merger is completed, ARCP may inherit significant tax liabilities and could lose ARCP’s REIT status should disqualifying activities continue after the merger.

ARCP expects to pay for a portion of the cash consideration and other costs of the merger through long-term debt, as to which it currently has no commitment or agreement and draws on ARCP’s existing credit facility, and may also use funding pursuant to a commitment for the Barclays Facility. However, ARCP may not be able to obtain such financing, draw under its existing credit facility or receive funding under the Barclays Facility, in which case ARCP will need to replace the funding that will be used to finance such portion of the cash consideration and other costs of the merger.

ARCP intends to seek to obtain other long-term debt to fund a portion of the cash consideration and other costs of the merger, but has no commitment or agreement for such financing, and there can be no assurance that it will be successful in obtaining such financing. ARCP may elect to pay a portion of the cash consideration and other costs of the merger through financing under ARCP’s $1.7 billion credit facility (under which ARCP has undrawn commitments of $645.2 million at December 18, 2013 and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $1.3 billion), borrowings under which are subject to borrowing base availability. The risks of funding under the existing credit facility are described under “Risk Factors — Risk Factors Relating to ARCP’s Merger with CapLease, Pending Merger with ARCT IV and Other Recent and Pending Transactions — ARCP expects to pay for a portion of the cash consideration and other costs of the ARCT IV Merger and other Recent and Pending Transactions through new financing, including financing as to which it does not have a binding commitment, and draws on ARCP’s existing credit facility. However, any commitments for ARCP’s new financing may expire prior to the consummation of such transactions, and ARCP may not be able to obtain such financing or draw under its existing credit facility.”

In addition, ARCP has received a commitment from the Commitment Parties to provide up to $2.06 billion in senior secured term loans under the Barclays Facility (which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase commitments thereunder by up to $350.0 million). ARCP may elect to use the Barclays Facility to fund a portion of the consideration to be paid pursuant to the merger, to refinance existing indebtedness of Cole and to pay related fees and expenses. Any other long-term debt obtained would reduce the commitments under the Barclays Facility. The commitment of the Commitment Parties is subject to certain conditions, including the absence of a material adverse effect with respect to Cole, the negotiation of definitive documentation, pro forma compliance with financial covenants and other customary closing conditions. There can be no assurance that these conditions will be satisfied or that the Barclays Facility will close. In addition, the commitments received from the Commitment Parties terminate upon the occurrence of certain customary events, and in any event on April 22, 2014, which date may be extended by an additional three months in the event that the requisite approval of the ARCP stockholders or the requisite consents in respect of existing indebtedness of ARCP and its subsidiaries has not been obtained prior to such date. To the extent that the merger has not been consummated on or prior to such date, there is no guarantee that the Commitment Parties will extend their commitments.

There can be no assurance that ARCP will receive the fundings under the existing credit facility or Barclays Facility described above, that ARCP will be successful in obtaining other long-term debt financing, that ARCP will finance the merger as anticipated or that ARCP will not subsequently enter into alternative financing arrangements, including debt or equity financing or the potential sales of properties to third parties, to fund all or a portion of the cash consideration and other costs of the merger. If the funding transactions are not consummated, ARCP will need to finance a portion of the cash consideration and other costs of the merger by other means, which may result in ARCP’s incurring increased interest and fees, and being subject to different terms and conditions generally, on any such replacement financing. The interest rate, fees payable and terms and conditions generally, on any such replacement financing will depend on prevailing market conditions at the time. If ARCP is unable to obtain adequate funding for the cash consideration and other costs of the merger, ARCP will be unable to consummate the merger and may be in default under the merger agreement.

ARCP’s anticipated level of indebtedness will increase upon completion of the merger and will increase the related risks ARCP now faces.

Upon consummation of the merger, the combined company may be more highly leveraged than ARCP and Cole on an absolute basis, thereby exposing stockholders to greater risk and, if ARCP’s leverage increases, exposing ARCP to greater risk, and possible limitations on future capital plans and acquisitions, if any. In connection with the merger, ARCP expects to incur up to $1.5 billion of additional indebtness and assume Cole’s existing mortgage debt, which as of September 30, 2013, aggregated approximately $2.8 billion, including repurchase agreements totaling approximately $100.0 million.

As a result, ARCP will be subject to increased risks associated with such debt financing, including an increased risk that the combined company’s cash flow could be insufficient to meet required payments on its debt. As of December 18, 2013, ARCP had indebtedness of $3.5 billion. Taking into account ARCP’s existing indebtedness, the incurrence of additional indebtedness in connection with the merger, and the expected acquisition of properties subject to indebtedness in the merger, ARCP’s pro forma consolidated indebtedness as of September 30, 2013, after giving effect to the CapLease Merger, the issuance of senior convertible notes in two underwritten public offerings in December 2013 and the use of proceeds therefrom, the ARCT IV Merger, and the merger, would have been up to approximately $10.1 billion, equal to a leverage ratio of approximately 129%. Giving further pro forma effect to the indebtedness to be incurred in the other Recent and Pending Transactions, ARCP would have had consolidated indebtedness as of September 30, 2013 of

$11.2 billion. The risks of ARCP’s increased indebtedness are described under “Risk Factors — Risk Factors Relating to ARCP following the Merger and the Recent and Pending Transactions and ARCP’s Operations Generally — ARCP is subject to risks associated with debt and capital stock financing.”

Risk Factors Relating to ARCP’s Merger with CapLease, Pending Merger with ARCT IV and Other Recent and Pending Transactions

The exchange ratios in the ARCT IV Merger are fixed and will not be adjusted in the event of any change in either ARCP common stock price or ARCT IV’s stock price.

Upon the consummation of the ARCT IV Merger, each share of ARCT IV common stock will be converted into the right to receive:

•	$9.00 in cash;
•	0.5190 shares of ARCP common stock; and
•	0.5937 shares of ARCP’s Series F Cumulative Redeemable Preferred Stock or the Series F Preferred Stock.

The exchange ratios were fixed in the ARCT IV Merger Agreement, as amended, and will not be adjusted for changes in the market price of ARCP common stock or the value of ARCT IV common stock. Changes in the price of ARCP common stock prior to the ARCT IV Merger could affect the market value of the merger consideration that ARCT IV stockholders will receive at the effective time of the ARCT IV Merger. Stock price changes may result from a variety of factors (many of which are beyond ARCP’s control), including the following factors:

•	market reaction to the announcement of the revised terms of the ARCT IV Merger or the prospects of the combined company;
•	changes in market assessments of the business, operations, financial position and prospects of either company;
•	market assessments of the likelihood that the ARCT IV Merger will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the value of triple net lease payments or the price of ARCP common stock and ARCT IV’s common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ARCT IV and ARCP operate; and
•	other factors beyond ARCP’s control or ARCT IV’s control, including those described or referred to elsewhere in this “Risk Factors” section.

The price of ARCP common stock at the consummation of the ARCT IV Merger may vary from its price on the date the first amendment to the ARCT IV Merger Agreement was executed, which is when the terms of the merger consideration were revised, on the date of this joint proxy statement/prospectus and on the date of the special meeting of ARCT IV. As a result, the market value of the merger consideration represented by the stock exchange ratio also may vary. For example, based on the range of closing prices of ARCP common stock during the period from October 4, 2013, the last trading day before public announcement of the revised terms of the ARCT IV Merger, through December 18, 2013, the exchange ratio of 0.5190 shares of ARCP common stock represented a market value ranging from a low of $6.35 to a high of $7.09. The market for ARCP common stock has, from time to time, experienced price and volume fluctuation, and investors in ARCP common stock may experience a decrease in the value of their shares. Factors such as ARCP’s operating performance and the performance of similar companies, actual or anticipated differences in operating results, changes in market valuations of similar companies, strategic decisions by ARCP, including the ARCT IV Merger, or strategic decisions by ARCP’s competitors, the realization of any of the other risk factors presented herein or in ARCP’s other filings under the Exchange Act, and other factors, including factors unrelated to ARCP’s performance such as general market conditions and changes in interest rates that may impact other companies including ARCP’s competitors, could cause the market price of ARCP common stock to fluctuate.

If the price of ARCP common stock increases between the date the first amendment to ARCT IV Merger Agreement was signed and the effective time of the ARCT IV Merger, ARCT IV stockholders will receive shares of ARCP common stock that have a market value upon completion of the ARCT IV Merger that is greater than the market value of such shares calculated pursuant to the stock exchange ratio when the first amendment to the ARCT IV Merger Agreement was signed.

Therefore, while the number of shares of ARCP common stock to be issued per share of ARCT IV common stock is fixed, ARCP stockholders cannot be sure of the market value of the consideration that will be paid to ARCT IV stockholders electing to receive ARCP common stock upon completion of the ARCT IV Merger.

In addition, although there is currently no active trading market for ARCT IV common stock, the value of ARCT IV common stock at the consummation of the ARCT IV Merger may vary from its value on the date the first amendment to the ARCT IV Merger Agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meeting of ARCT IV. The value of the merger consideration paid to holders of ARCT IV common stock could be more or less than $30.43, which represents the nominal value of the merger consideration payable as of the date the first amendment to the ARCT IV Merger Agreement was signed.

The ARCT IV Merger and the transactions related thereto are subject to approval by ARCT IV’s common stockholders.

In order for the ARCT IV Merger to be completed, ARCT IV stockholders must approve the ARCT IV Merger and the other transactions contemplated by the ARCT IV Merger Agreement, which requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal at the ARCT IV special meeting. If such required vote is not obtained by March 31, 2014 (subject to the right of each of ARCP and ARCT IV to extend such date by up to 60 days), the ARCT IV Merger may not be consummated.

The failure to achieve expected benefits and unanticipated costs relating to each of the ARCT IV Merger and merger could reduce ARCP’s financial performance.

If the ARCT IV Merger does not occur, ARCP may incur payment obligations to ARCT IV.

If the ARCT IV Merger Agreement is terminated under certain circumstances, ARCP may be obligated to pay ARCT IV expense reimbursements. For example, in the event that ARCT IV stockholders do not approve the ARCT IV Merger Agreement and ARCT IV has not received a competing acquisition proposal, ARCP may be obligated to pay ARCT IV $5.0 million in expense reimbursements.

Failure to consummate ARCT IV Merger could negatively impact ARCP’s future business and financial results.

If the ARCT IV Merger is not consummated, ARCP’s ongoing businesses could be adversely affected and ARCP will be subject to several risks, including the following:

•	ARCP’s having to pay certain costs, including unanticipated costs, relating to the ARCT IV Merger, such as legal, accounting, financial advisory, filing, printing and mailing fees;
•	ARCP’s being required, under certain circumstances, to pay to ARCT IV $5.0 million in expense reimbursements; and
•	the diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the ARCT IV Merger.

If the ARCT IV Merger is not consummated, ARCP will not achieve the expected benefits thereof and will be subject to the risks described above, which could materially affect ARCP’s business, financial results and stock price. In addition, the consummation of the ARCT IV Merger is a condition to closing the merger and if the ARCT IV merger is not consummated, the merger may not be consummated.

The ARCT IV Merger Agreement contains provisions that grant the board of directors of ARCT IV a general ability to terminate the ARCT IV Merger Agreement, based on the exercise of the directors’ duties.

ARCT IV may terminate the ARCT IV Merger Agreement, subject to the terms thereof, if the board of directors of ARCT IV determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the ARCT IV Merger, (and to terminate the ARCT IV Merger Agreement), would be inconsistent with such directors’ duties under applicable law. If the ARCT IV Merger is not completed, ARCP’s ongoing business could be adversely affected and ARCP will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.

There may be unexpected delays in the consummation of the ARCT IV Merger, which could impact ARCP’s ability to timely achieve the benefits associated with the ARCT IV Merger and impact the timing of the consummation of the merger.

The ARCT IV Merger is expected to close during the first quarter of 2014, assuming that all of the conditions in the ARCT IV Merger Agreement are satisfied or waived. The ARCT IV Merger Agreement provides that either ARCP or ARCT IV may terminate the ARCT IV Merger Agreement if the ARCT IV Merger has not occurred by March 31, 2014 (subject to the right of each of ARCP and ARCT IV to extend this date by up to 60 days). Additionally, the merger is expected to close during the first quarter of 2014, assuming that all of the conditions in the merger agreement are satisfied or waived. Certain events may delay the consummation of the ARCT IV Merger. Some of the events that could delay the consummation of the ARCT IV Merger include difficulties in obtaining the approval of stockholders, or satisfying the other closing conditions to which the ARCT IV Merger is subject. Additionally, the closing of the merger is conditioned on consummation of the ARCT IV Merger. Accordingly, if the consummation of the ARCT IV Merger is delayed, the consummation of the merger may also be delayed as well.

The ARCT IV Merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact ARCP’s ability to complete the ARCT IV Merger.

The ARCT IV Merger, which is expected to close during the first quarter of 2014, is subject to certain closing conditions, including, among other things (a) the effectiveness of a registration statement on Form S-4 containing a proxy statement/prospectus, pursuant to which shares of ARCP common stock and Series F Preferred Stock will be issued, (b) the approval of the ARCT IV Merger by at least a majority of all the votes entitled to be cast on the matter by the holders of ARCT IV’s outstanding shares of common stock at the ARCT IV special meeting and (c) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards, and (d) approval by the ARCP Board of an annual distribution rate of $0.94 per share of ARCP common stock (which the ARCP Board has approved in connection with the closing of the CapLease Merger).

There can be no assurance these conditions will be satisfied or waived, if permitted or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the ARCT IV Merger or whether the ARCT IV Merger will be completed at all. The ARCT IV Merger is a condition to closing the merger, and, accordingly, the delay in, or failure to close the ARCT IV Merger could delay or prevent the closing of the merger.

Your ownership position in ARCP will be diluted in connection with the ARCT IV Merger and the conversion of ARCP’s Series D Cumulative Convertible Preferred Stock.

In connection with the ARCT IV Merger, ARCP expects to issue approximately 36.9 million shares of ARCP common stock to the holders of ARCT IV common stock, based on the number of shares of ARCT IV common stock outstanding on ARCT IV’s record date.

Additionally, if holders of shares of Series D Cumulative Convertible Preferred Stock elect to convert such shares into shares of common stock, ARCP may be required to issue up to approximately 21.8 million additional shares of common stock upon the conversion of its Series D Cumulative Convertible Preferred Stock, assuming a common stock price of $13.59 per share.

The conversion of shares of Series D Cumulative Convertible Preferred Stock into shares of Series E Cumulative Preferred Stock would result in the issuance of additional shares that have a dividend preference and liquidation preference over shares of ARCP common stock, which would be exacerbated if the fair market value of such Series E Cumulative Preferred Stock falls below the Conversion Price (as defined in the articles supplementary for the Series D Cumulative Convertible Preferred Stock).

Holders of Series D Cumulative Convertible Preferred Stock, which was issued promptly following the closing of the CapLease Merger, may elect to convert such stock into shares of Series E Cumulative Preferred Stock, which series will be designated by ARCP at the time of such election. Under the terms of the articles supplementary for the Series D Cumulative Convertible Preferred Stock, shares of Series D Cumulative Convertible Preferred Stock may be converted into an equal number of shares of Series E Cumulative Preferred Stock so long as the fair market value of such shares of Series E Cumulative Convertible Stock (as determined by a nationally recognized investment bank or valuation firm selected by the stockholder electing to convert such shares and reasonably satisfactory to ARCP) remain above the Conversion Price (as defined in the articles supplementary for the Series D Cumulative Convertible Preferred Stock). If such fair market value drops below such Conversion Price, ARCP must issue to each converting stockholder a number of additional shares such that the aggregate fair market value of such shares of Series E Cumulative Preferred Stock being issued equals the Conversion Price, resulting in the issuance of additional shares which have a dividend preference and liquidation preference over shares of ARCP common stock.

An adverse judgment in a lawsuit challenging the CapLease Merger or the ARCT IV Merger, if commenced, may prevent the ARCT IV Merger from becoming effective or from becoming effective within the expected timeframe or could result in the incurrence of liabilities for ARCP.

A number of lawsuits by CapLease’s stockholders have been filed challenging the CapLease Merger, some of which name ARCP and ARCP OP as defendants. Additionally, a lawsuit was commenced on behalf of holders of a series of CapLease’s preferred stock in connection with the CapLease Merger alleging that the conversion of such preferred stock pursuant to the terms of the CapLease Merger Agreement was prohibited by the articles supplementary classifying and designating such preferred stock. Additionally, stockholders of ARCT IV may file one or more lawsuits challenging the ARCT IV Merger, which may name ARCP or ARCP OP as defendants.

ARCP cannot assure you as to the outcome of such lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the ARCT IV Merger on the agreed-upon terms, such an injunction may prevent the completion of the ARCT IV Merger in the expected time frame, or may prevent it from being completed altogether.

Whether or not any plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of ARCP’s business and ARCT IV’s businesses, as applicable.

ARCP acquired assets in the CapLease Merger that do not fit within its target assets, some of which it may seek to divest following closing or which may subject ARCP to additional risks.

In connection with the CapLease Merger, ARCP acquired assets consisting of, as of September 30, 2013, three properties that are currently, or will shortly be, vacant, $59.8 million in commercial mortgage-backed securities, at fair value, and $23.8 million in amortized cost of first mortgage loans secured by net leased single tenant properties, none of which fit within ARCP’s target assets. Following the closing of the CapLease Merger, ARCP transferred such assets to a direct or indirect subsidiary wholly-owned by the ARCP OP and the properties are classified as “held for sale.” ARCP is seeking to divest of such assets, which can take the form of a sale, spin-off or other disposition, to maximize value from such assets. There can be no assurance that ARCP will be able to divest of any or all of such assets or, even if ARCP is able to do so, ARCP may have to take a loss from the price ARCP paid for such assets. In either case, ARCP’s business, financial condition, results of operations, cash flow, per share trading price of its common stock and ability to make distributions to ARCP’s stockholders may be materially and adversely affected.

In addition, prior to the consummation of the CapLease Merger, CapLease had begun, and, ARCP expects to continue, to make new investments through a build-to-suit program, whereby CapLease engaged experienced developers as partners and agreed to fund and construct commercial real estate projects on a build-to-suit basis for large corporate tenants. Such projects involve certain risks associated with the development, including the following:

•	Completion of the project in a timely and workmanlike manner will be dependent upon the efforts of various parties outside of ARCP’s control, such as ARCP’s developer partner and the general contractor and any subcontractors. Construction could be delayed if these parties fail to perform their obligations or for a variety of other reasons outside of ARCP’s control, which could subject ARCP to losses for failure to timely deliver the completed project to the tenant or result in a termination of the underlying lease.
•	Unanticipated environmental conditions at the property could also delay completion of the project or force ARCP to abandon the project if ARCP determines that remediation of the conditions would be too expensive.
•	Construction costs may exceed original estimates, which could adversely impact ARCP’s expected return from the investment.

ARCP has or expects to incur substantial expenses related to the CapLease and ARCT IV Mergers.

ARCP has or expects to incur substantial expenses in connection with consummating the CapLease and ARCT IV Mergers and integrating the business, operations, networks, systems, technologies, policies and procedures ARCP is acquiring with its own, including unanticipated costs and assumption of liabilities. There are several systems that must be integrated, including accounting and finance and asset management. While ARCP has assumed that a certain level of transaction and integration expenses would be incurred, there are factors beyond ARCP’s control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the CapLease Merger and the ARCT IV Merger could, particularly in the near term, exceed the savings that ARCP expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the CapLease Merger and the ARCT IV Merger.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded portfolio and operations following the CapLease and ARCT IV Mergers.

Following the CapLease and ARCT IV Mergers, the combined company will have an expanded portfolio and operations and likely will continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The market price of ARCP common stock may decline as a result of the CapLease Merger and the ARCT IV Merger.

The market price of ARCP common stock may decline as a result of the CapLease Merger and the ARCT IV Merger if ARCP does not achieve the perceived benefits of the CapLease Merger and the ARCT IV Merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the CapLease Merger and the ARCT IV Merger on ARCP’s financial results is not consistent with the expectations of financial or industry analysts. In addition, in light of the consummation of the CapLease Merger and in the event that the ARCT IV Merger is consummated, ARCP’s stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders may not wish to continue to invest in ARCP in light of the consummation of the CapLease Merger and in the event that the ARCT IV Merger is consummated, or for other reasons may wish to dispose of some or all of their shares of ARCP common stock. If, in light of the consummation of the CapLease Merger, or following the ARCT IV Merger, there is selling pressure on ARCP common stock that exceeds demand at the market price, the price of ARCP common stock could decline.

Counterparties to certain significant agreements with ARCP or ARCT IV may have consent rights in connection with the ARCT IV Merger.

Each of ARCP and ARCT IV is party to certain agreements that give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under certain of these agreements, ARCT IV Merger, may constitute a “change in control” and, therefore, the counterparty may assert its rights in connection with the ARCT IV Merger. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under the agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

ARCP may incur adverse tax consequences if CapLease or ARCT IV has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

If CapLease or ARCT IV has failed or fails to qualify as a REIT for U.S. federal income tax purposes following the CapLease Merger, or upon completion of the ARCT IV Merger, ARCP may inherit significant tax liabilities and could lose ARCP’s REIT status should disqualifying activities continue after the CapLease or ARCT IV Merger.

ARCP expects to pay for a portion of the cash consideration and other costs of the ARCT IV Merger and other Recent and Pending Transactions through new financing, including financing as to which it does not have a binding commitment, and draws on ARCP’s existing credit facility. However, any commitments for ARCP’s new financing may expire prior to the consummation of such transactions, and ARCP may not be able to obtain such financing or draw under its existing credit facility.

ARCP may elect to pay a portion of the costs of the ARCT IV Merger and may elect to pay a portion of the costs of the acquisition of the Fortress Portfolio and the Inland Portfolio through financing under ARCP’s $1.7 billion credit facility (under which ARCP has undrawn commitments of $645.2 million at December 18, 2013 and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $1.5 billion), borrowings under which are subject to borrowing base availability. The funding of the existing commitments under the credit facility are subject to customary conditions, including (a) the bring-down of ARCP’s representations and warranties, (b) no default existing or resulting from such funding and the use of proceeds thereof, (c) timely notice by ARCP and (d) borrowing base availability. If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, (1) the completion of due diligence review of ARCP’s and ARCP’s subsidiaries’ assets, liabilities and properties, and, to the extent such commitments will be utilized to fund a portion of the merger consideration in respect of the ARCT IV Merger, ARCT IV and its subsidiaries, (2) the absence of any change, occurrence or development that has had, or could reasonably be expected to result in, (x) a material adverse change in, or a material adverse effect on, ARCP’s and ARCP’s subsidiaries’ operations, business, assets, properties or liabilities, and, to the extent such commitments will be utilized to fund a portion of the merger consideration in respect of the ARCT IV Merger, ARCT IV and its subsidiaries, or (y) a material impairment of the rights and remedies of the credit facility lenders and agents under the credit agreement for the credit facility and (3) to the extent any portion of such additional commitments are anticipated to be syndicated by the lenders providing such additional commitments, the absence of any material adverse change or material disruption in the loan syndication, financial, banking or capital markets that has impaired or could reasonably be expected to impair the syndication of such additional commitments.

ARCP has received non-binding conditional commitments and proposals from lenders for mortgage facilities and a commitment for an asset-backed facility, which are subject to conditions including due diligence review and negotiation and execution of definitive agreements. ARCP may fund a portion of the cash consideration and other expenses in connection with other Recent and Pending Transactions with such financing or by issuing other long-term debt, as to which ARCP does not have a commitment or agreement.

There can be no assurance that ARCP will receive the fundings under the existing credit facility, the asset-backed facilities or the mortgage facilities described above, that the terms of any financing pursuant to non-binding commitments or proposals will not change from those described under “The Companies — Sources of Cash Consideration for Recent and Pending Transactions,” that ARCP will be successful in obtaining other long-term debt financing, that ARCP will finance the ARCT IV Merger and the other Recent and Pending Transactions as anticipated or that ARCP will not subsequently enter into alternative financing arrangements, including debt or equity financing (which would reduce the amount available under the Barclays Facility) or the potential sales of properties to third parties, to fund all or a portion of the cash consideration and other costs of the ARCT IV Merger and other Recent and Pending Transactions. If the funding transactions are not consummated, ARCP will need to finance a portion of the cash consideration and other costs of the ARCT IV Merger and other Recent and Pending Transactions by other means, which may result in ARCP’s incurring increased interest and fees, and being subject to different terms and conditions generally, on any such replacement financing. The interest rate, fees payable and terms and conditions generally, on any such replacement financing will depend on prevailing market conditions at the time. If ARCP is unable to obtain adequate funding for the cash consideration and other costs of the ARCT IV Merger and other Recent and Pending Transactions, ARCP will be unable to consummate one or more of the ARCT IV Merger and other Recent and Pending Transactions and may be in default under the ARCT IV Merger Agreement and the merger agreement.

Risk Factors Relating to ARCP Following the Merger and the Recent and Pending Transactions and ARCP’s Operations Generally

ARCP has a history of operating losses and cannot assure you that it will achieve profitability.

Since ARCP’s inception in 2010, ARCP has experienced net losses (calculated in accordance with GAAP) each fiscal year and, as of September 30, 2013, had an accumulated deficit of $480.8 million. The extent of ARCP’s future operating losses and the timing of when ARCP will achieve profitability are uncertain, and depends on the demand for, and value of, ARCP’s portfolio of properties and ARCP may never achieve or sustain profitability.

ARCP is subject to risks associated with debt and capital stock financing.

In addition to the indebtedness incurred and assumed in the CapLease Merger and the indebtedness expected to be incurred in connection with the other Recent and Pending Transactions, ARCP intends to incur additional indebtedness in the future, including borrowings under ARCP’s existing $1.7 billion credit facility (under which ARCP has undrawn commitments of $645.2 million at December 18, 2013 and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $1.5 billion). At December 18, 2013, ARCP had approximately $1.1 billion of outstanding borrowings under the credit facility. In addition, ARCP may, subject to satisfaction of certain conditions, incur indebtedness pursuant to a commitment from the Commitment Parties with respect to the Barclays Facility in an aggregate amount up to $2.06 billion. ARCP expects to use the Barclays Facility to fund a portion of the consideration to be paid pursuant to the merger, to refinance existing indebtedness of Cole and to pay related fees and expenses. The commitment of the Commitment Parties is subject to certain conditions, including the absence of a material adverse effect, the negotiation of definitive documentation and pro forma compliance with financial covenants. There can be no assurance that these conditions will be met or that loans under the Barclays Facility will close.

To the extent that new indebtedness is added to ARCP’s current debt levels, including, if incurred, the Barclays Facility, the related risks that ARCP now faces would increase. As a result, ARCP is and will be subject to risks associated with debt financing, including the risk that ARCP’s cash flow could be insufficient to meet required payments on its debt. ARCP also faces the risk that it may be unable to refinance or repay its debt as it comes due.

ARCP’s existing credit facility contains, and the Barclays Facility, if incurred, will contain, various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage ratio, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. The Barclays Facility, if incurred, will contain customary financial covenants, including maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, minimum tangible net worth, maximum secured leverage and minimum total unencumbered asset value ratio. In addition, ARCP’s existing credit facility contains, and, if incurred, the Barclays Facility will contain, certain customary negative covenants that restrict the ability of ARCP’s Operating Partnership to incur secured indebtedness, and the ability of Operating Partnership’s subsidiaries that are party to the credit facilities to incur indebtedness. Any failure to comply with these financial maintenance covenants and negative covenants would constitute a default under ARCP’s existing credit facility and, if incurred, under the Barclays Facility, and would prevent further borrowings from either facility.

In connection with each of the ARCT IV Merger and the merger, ARCP expects to acquire properties subject to $2.1 billion and $2.7 billion, respectively, in mortgage indebtedness. Much of the mortgage indebtedness or will require the payment of assumption fees at the closing of the applicable Merger and has or will require applicable lender or servicer consents. To the extent such mortgage consents are not obtained, ARCP will be required to refinance such mortgage loans at the closing or risk the loss of the properties secured by such loans to foreclosure and, to the extent consents have not been obtained relating to mortgage indebtedness that will be held by ARCP or one of its “significant subsidiaries” (i.e., a subsidiary generally holding in excess of 10% ARCP’s total assets) exceeding $15.0 million or the failure to obtain the consents creates liability under a non-recourse carve-out guarantee assumed by the ARCP OP in an amount in excess of $15.0 million, such events will result in a cross-default under the indentures relating to ARCP’s $1.0 billion of convertible notes. Any default under the indenture relating to ARCP’s convertible notes would result in a cross default under ARCP’s credit facility. Further, any refinancing of any mortgage loans that come due as a result of the occurrence of the ARCT IV Merger or the merger may be subject to prepayment penalties or make whole payments, some of which may be significant in amount. There can be no assurance ARCP will be able to refinance any of such mortgage indebtedness on favorable terms or at all. Any failure to obtain such consent or refinance such mortgages could have a material adverse effect on the financial conditions operating results and ability to pay dividends of ARCP.

ARCP’s substantial indebtedness and any constraints on credit could also have other important consequences, including:

•	Increasing ARCP’s vulnerability to general adverse economic and industry conditions;
•	Limiting ARCP’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
•	Requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;
•	Limiting ARCP’s flexibility in planning for, or reacting to, changes in its business and industry; and
•	Putting ARCP at a disadvantage compared to its competitors with less indebtedness.

If ARCP defaults under a loan (including any default in respect of the financial maintenance and negative covenants contained in ARCP’s credit facility and, if incurred, the Barclays Facility), ARCP may automatically be in default under any other loan that has cross-default provisions (including ARCP’s existing credit facility and, if incurred, the Barclays Facility), and further borrowings under ARCP’s existing credit facility will be prohibited, outstanding indebtedness under ARCP’s credit facility or such other loans may be accelerated, and to the extent ARCP’s credit facility or such other loans are secured, directly or indirectly by any properties or assets, lenders under ARCP’s credit facility or such other loans may foreclose on the collateral securing such indebtedness as a result. In addition, increases in interest rates may impede ARCP’s operating performance and put ARCP at a competitive disadvantage. Further, payments of required debt service or amounts due at maturity, or creation of additional reserves under loan agreements, could adversely affect ARCP’s financial condition, operating results and ability to pay distributions.

ARCP’s credit facility contains provisions that could limit ARCP’s ability to pay certain restricted payments, including dividends and other distributions in respect of ARCP’s capital stock.

ARCP’s credit facility imposes limitations on ARCP’s ability to make certain restricted payments. Payment of such dividends and other distributions in respect of ARCP’s capital stock would constitute a restricted payment under ARCP’s credit facility. The credit agreement for ARCP’s credit facility provides that, in order to make such a restricted payment, there must not be a continuing default under the credit facility at the time of payment or a default resulting from such payment and the amount of such payment, when added with all other restricted payments, cannot exceed (i) 110% of ARCP’s FFO for fiscal year 2013, (ii) 105% of ARCP’s FFO for fiscal year 2014 (assuming such payment is made on or after January 1, 2014 and on or prior to December 31, 2014) and (iii) 95% of ARCP’s funds from operations, or FFO, at any time thereafter. When dividends or other distributions to holders of ARCP’s capital stock become payable, ARCP may be unable to satisfy the conditions required to make such a restricted payment under its credit facility and, therefore, may be unable to fund such an obligation from borrowings under such credit facility or at all without the approval of the lenders thereunder. If ARCP makes such a restricted payment, ARCP’s ability to make other restricted payments will be further constrained.

ARCP may be unable to integrate the recently acquired GE Capital Portfolio (as defined below) and other pending acquisitions to ARCP’s existing portfolio or CapLease’s, ARCT IV’s and Cole’s businesses with ARCP’s business successfully and realize the anticipated synergies and related benefits of the Mergers (as defined below), and acquisition of the GE Capital Portfolio and other pending acquisitions or do so within the anticipated timeframe.

ARCP’s consummation of the CapLease Merger, the ARCT IV Merger and the merger, or the Mergers, involves the combination of companies that, prior to the consummation thereof, operated as independent companies. Additionally, ARCP recently acquired from certain affiliates of GE Capital Corp, which we refer to as GE Capital, 447 properties, which we refer to as the GE Capital Portfolio. In addition, ARCP has also entered into an agreement to acquire a portfolio of 33 properties from Inland, of which five properties were acquired on September 24, 2013, and an agreement to acquire a portfolio of 120 properties from Fortress. ARCP may be required to devote significant management attention and resources to integrating ARCP’s business practices and operations with those of CapLease, ARCT IV and Cole and the acquired GE Capital Portfolio as well as the Inland and Fortress Portfolios. Potential difficulties ARCP may encounter in the integration process include the following:

•	the inability to successfully combine ARCP’s business with CapLease’s, ARCT IV’s or Cole’s business or the GE Capital, Inland and Fortress Portfolios into ARCP’s portfolio, in each case in a manner that permits the combined company to achieve the anticipated cost savings, which would result in the anticipated benefits of the Mergers and the acquisition of the Inland and Fortress Portfolios not being realized in the timeframe anticipated or at all;
•	the complexities associated with managing the combined business out of several different locations and integrating personnel from the two companies;
•	the additional complexities of combining companies with different histories, cultures, potential regulatory restrictions, markets and tenant bases;
•	the failure to retain ARCP’s key employees or those of any of ARCT IV, CapLease or Cole;
•	the inability to divest certain CapLease or Cole assets not fundamental to ARCP’s business;
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the combinations; and
•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Mergers and acquisition of the Inland and Fortress Portfolios and integrating operations.

For all these reasons, you should be aware that it is possible that the integration process following the Mergers and the other Recent and Pending Transactions or acquisition of the GE Capital Portfolio could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with tenants, vendors and employees or to achieve the anticipated benefits of such transactions, or could otherwise adversely affect the business and financial results of the combined company.

The ARCT IV Advisor (as defined below) will only provide support for a limited period of time under the ARCT IV Advisory Agreement.

The Amended and Restated Advisory Agreement, dated as of November 12, 2012, by and among ARCT IV, American Realty Capital Advisors IV, LLC, which we refer to as the ARCT IV Advisor, and American Realty Operating Partnership IV, L.P., which we refer to as ARCT IV OP, referred to as ARCT IV Advisory Agreement, which requires the ARCT IV Advisor to provide certain services to ARCT IV, including asset management, advisory services, and other essential services, has been terminated and will expire 60 days following the consummation of the ARCT IV Merger, which ARCP anticipates will occur during the first quarter of 2014. To the extent the employees and infrastructure of the combined company cannot adequately provide any such services to the combined company after the expiration of the advisory agreement, the operations and the market price of the combined company’s common stock would be adversely affected.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the Mergers.

Following the Mergers, the combined company may continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The property portfolio of the combined company has a high concentration of properties in Texas. The combined company’s properties may be adversely affected by economic cycles and risks inherent to the state of Texas.

Of ARCP’s combined property portfolio following the Mergers, over 13% of total rental revenue will come from properties located in Texas. Any adverse situation that disproportionately affects Texas, may have a magnified adverse effect on the portfolio of the combined company. Real estate markets are subject to economic downturns, as they have been in the past, and the combined company cannot predict how economic conditions will impact this market in both the short and long term. Declines in the economy or a decline in the real estate market in the state of Texas could hurt ARCP’s financial performance and the value of its properties. Factors that may negatively affect economic conditions in Texas include:

•	business layoffs or downsizing;
•	industry slowdowns;
•	relocations of businesses;
•	changing demographics;
•	increased telecommuting and use of alternative work places;
•	infrastructure quality;
•	any oversupply of, or reduced demand for, real estate;
•	concessions or reduced rental rates under new leases for properties where tenants defaulted; and
•	increased insurance premiums.

Increases in interest rates would increase ARCP’s debt service costs, may adversely affect any future refinancing of ARCP’s debt and its ability to incur additional debt, and could adversely affect ARCP’s financial condition, cash flow and results of operations.

Certain of ARCP’s borrowings bear interest at variable rates, and ARCP may incur additional debt in the future. Increases in interest rates would result in higher interest expenses on ARCP’s existing unhedged variable rate debt, and increase the costs of refinancing existing debt or incur new debt. Additionally, increases in interest rates may result in a decrease in the value of ARCP’s real estate and decrease the market price of its common stock and could accordingly adversely affect ARCP’s financial condition, cash flow and results of operations.

ARCP cannot assure you that it will be able to continue paying distributions at the current rate.

ARCP plans to continue its current monthly distribution practices following the Mergers and has approved increases in its annualized distribution rates following the consummation of the CapLease Merger commencing with ARCP’s December 2013 distribution and following the consummation of the merger. However, ARCP’s stockholders may not receive the same distributions following the Mergers for various reasons, including the following:

•	as a result of the Mergers and the issuance of shares of ARCP’s common and preferred stock in connection with the Mergers, the total amount of cash required for ARCP to pay distributions at its current rate will increase;
•	ARCP may not have enough cash to pay such distributions due to changes in ARCP’s cash requirements, capital spending plans, cash flow or financial position;
•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the ARCP Board, which reserves the right to change ARCP’s dividend practices at any time and for any reason;
•	ARCP may desire to retain cash to maintain or improve its credit ratings; and
•	the amount of distributions that ARCP’s subsidiaries may distribute to ARCP may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

ARCP’s stockholders have no contractual or other legal right to distributions or dividends that have not been declared.

REITs are subject to a range of complex organizational and operational requirements.

In order to qualify as a REIT, ARCP must distribute to its stockholders with respect to each taxable year at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), without regard to the deduction for dividends paid and excluding net capital gain. A REIT must also meet certain requirements with respect to the nature of its income and assets, and the ownership of its stock. For any taxable year that ARCP fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing taxable income and thus would become subject to U.S. federal income tax as if it were a regular taxable corporation. In such an event, ARCP could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, ARCP would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If ARCP failed to qualify as a REIT, the market price of ARCP common stock may decline, and ARCP may need to reduce substantially the amount of distributions to its stockholders because of its potentially increased tax liability. For a more detailed discussion of the complex organizational and operational requirements applicable to REITs, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock.”

ARCP’s net income per share and FFO per share in the near term may decrease as a result of ARCP’s becoming self-managed.

ARCP is required to be self-managed no later than the time the merger becomes effective. While ARCP will no longer bear the external costs of the various fees and expenses paid to ARCP Advisors, subsequent to becoming self-managed, net income per share and FFO per share in the near term may decrease as a result of ARCP’s becoming self-managed, due to increased expenses related to being self-managed, including expenses for compensation and benefits of ARCP’s officers and other employees, which previously were paid by ARCP Advisors. Therefore, the exact amount of savings to ARCP from becoming self-managed cannot reasonably be estimated. If the expenses ARCP assumes as a result of ARCP’s becoming self-managed are higher than

ARCP anticipates, ARCP’s net income per share and FFO per share may be lower as a result of ARCP’s becoming self-managed than it otherwise would have been, potentially causing ARCP’s net income per share and FFO per share to decrease.

In connection with ARCP’s becoming self-managed, ARCP will become exposed to risks to which it has not historically been exposed.

In connection with ARCP’s becoming self-managed, ARCP may be exposed to risks to which it has not historically been exposed. Excluding the effect of the eliminated asset management and other fees previously paid to ARCP Advisors and its affiliates, ARCP’s direct overhead, on a consolidated basis, will increase as a result of ARCP’s becoming self-managed. Prior to ARCP’s becoming self-managed, the responsibility for such overhead was borne by ARCP Advisors.

Prior to ARCP’s becoming self-managed, ARCP did not have separate facilities, communications and information systems nor directly employ very many employees. As a result of ARCP’s becoming self-managed, ARCP now will lease office space, have its own communications and information systems and directly employ a staff. ARCP’s business is highly dependent on communications and information systems. Any failure or interruption of ARCP’s systems could have a material adverse effect on ARCP’s operating results and negatively affect the market price of ARCP common stock and ARCP’s ability to pay distributions to its stockholders. Additionally, as a direct employer, ARCP will be subject to those potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, and ARCP will bear the costs of the establishment and maintenance of such plans.

Furthermore, pursuant to the Mergers, ARCP will also be combining the facilities and personnel of the companies acquired pursuant to Mergers. In particular, as a result of the merger, ARCP will significantly increase the number of employees of ARCP, including the addition of employees who will become senior officers of ARCP, and significantly increase the facilities at which the business of ARCP operates. ARCP will face potential difficulties in effecting ARCP’s self-management and integrating these businesses, including those described under “ARCP may be unable to integrate the recently acquired GE Capital Portfolio (as defined above) into ARCP’s existing portfolio or CapLease’s, ARCT IV’s and Cole’s businesses with ARCP’s business successfully and realize the anticipated synergies and related benefits of the Mergers and acquisition of the GE Capital Portfolio or do so within the anticipated timeframe” and “The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the Merger.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, may contain certain forecasts and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding the benefits of the merger, or ARCP’s or Cole’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Merger — Background of the Merger” beginning on page 104, “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 118, “The Merger — Recommendation of the Cole Board and Its Reasons for the Merger” beginning on page 122, “The Merger — Certain Prospective Financial Information of ARCP” beginning on page 134 and “The Merger — Certain Prospective Financial Information of Cole” beginning on page 144 constitute forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond ARCP’s and Cole’s control. These include the factors described above in “Risk Factors” and under the caption “Risk Factors” in ARCP’s and Cole’s respective annual reports on Form 10-K for the year ended December 31, 2012, subsequent Quarterly Reports on Form 10-Q and subsequent current reports on Form 8-K, as well as:

•	each company’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments;
•	the nature and extent of future competition;
•	increases in each company’s cost of borrowing as a result of changes in interest rates and other factors;
•	each company’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;
•	the ability and willingness of each company’s tenants to renew their leases upon expiration of the leases and each company’s ability to reposition its properties on the same or better terms in the event such leases expire and are not renewed by the tenants or in the event either company exercises its right to replace an existing tenant upon default;
•	the impact of any financial, accounting, legal or regulatory issues or litigation that may affect either company or its major tenants;
•	risks associated with the ability to consummate the merger and the other Recent and Pending Transactions;
•	the risk that the anticipated benefits from the merger may not be realized or may take longer to realize than expected;
•	unexpected costs or unexpected liabilities that may arise from the merger or other transactions, whether or not consummated;
•	the risk that the ARCP may not realize the anticipated benefits of transitioning to self-management; and
•	each company’s ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations.

Should one or more of the risks or uncertainties described above or elsewhere in reports incorporated by reference herein occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus, as applicable.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that ARCP, Cole or persons acting on their behalf may issue.

Except as otherwise required by applicable law, ARCP and Cole disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

THE COMPANIES

American Realty Capital Properties, Inc.

ARCP is a Maryland corporation incorporated in December 2010 that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2011. In July 2011, ARCP commenced an initial public offering on a “reasonable best efforts” basis, which closed on September 6, 2011. ARCP common stock began trading on The NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. ARCP common stock is listed on The NASDAQ Global Select Market.

ARCP acquires, owns and operates single-tenant, freestanding commercial real estate properties. ARCP has acquired properties with a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. ARCP considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. ARCP expects this investment strategy to develop growth potential from below market leases. Additionally, ARCP owns a portfolio that uniquely combines a portfolio of properties with stable income from high credit quality tenants, with properties that have substantial growth opportunities.

Substantially all of ARCP’s business is conducted through its operating partnership, the ARCP OP, of which ARCP is the sole general partner.

As of September 30, 2013, ARCP owned 1,219 properties (excluding one vacant property classified as held for sale), consisting of 20.4 million square feet, 100% leased with a weighted average remaining lease term of 9.5 years. In constructing its portfolio, ARCP is committed to diversification (industry, tenant and geography). As of September 30, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as ARCP further acquires properties and enters into (or assumes) medium-term lease and long-term lease arrangements. The foregoing excludes properties owned by CapLease, which was acquired by ARCP pursuant to a merger on November 5, 2013. If the properties owned by CapLease were included, ARCP would have owned 1,287 properties, consisting of 33.5 million square feet, which are 99% leased with a weighted average remaining lease term of 8.1 years, with 66.7% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major credit agency.

ARCP uses Funds From Operations and Adjusted Funds From Operations, which are non-GAAP financial measures, to provide information that we consider to be useful to evaluate the performance of a REIT. See page F-22 for a narrative discussion of these measures.

ARCP’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of ARCP that was formed for the purpose of entering into the merger agreement.

Additional information about ARCP and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 213.

Cole Real Estate Investments, Inc.

Cole (formerly known as Cole Credit Property Trust III, Inc.) is a Maryland corporation incorporated in January 2008 that elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2009. On June 20, 2013, Cole listed its common stock on the New York Stock Exchange under the ticker symbol “COLE”. As of September 30, 2013, Cole had issued approximately 499.9 million shares of its common stock in public offerings made from January 2009 until April 2013, for aggregate gross proceeds of $5.0 billion (including shares sold pursuant to its distribution reinvestment program), before share redemptions made pursuant to a share redemption program of $174.7 million and offering costs, selling commissions and dealer management fees of $463.2 million.

Cole operates through two business segments, REI and PCM. Through its REI segment, Cole acquires and operates a diverse portfolio of core commercial real estate investments, primarily consisting of necessity retail properties located throughout the U.S., including U.S. protectorates. As of September 30, 2013, Cole owned 1,026 properties, comprising 44.8 million rentable square feet of single and multi-tenant retail and commercial space located in 48 states, which include properties owned through consolidated joint ventures. As of September 30, 2013, the rentable space at these properties was 99% leased, with a weighted average remaining lease term of 11.9 years. As of September 30, 2013, rental revenues derived from investment-grade quality tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of September 30, 2013, Cole also owned 21 CMBS, three notes receivable and, through unconsolidated joint ventures, had interests in 12 properties comprising 2.3 million rentable square feet of commercial and retail space.

Cole’s PCM segment is responsible for managing the day-to-day affairs of certain investment programs, which primarily includes five publicly registered, non-traded REITs: Cole Credit Property Trust, Inc., Cole Credit Property Trust IV, Inc., Cole Corporate Income Trust, Inc., Cole Office & Industrial REIT (CCIT II), Inc., and Cole Real Estate Income Strategy (Daily NAV), Inc., which we refer to as the Managed REITs. Certain of these Cole-sponsored REITs have investment strategies substantially similar to those of Cole, ARCP and the combined company. The PCM segment is responsible for identifying and making acquisitions and investments on behalf of the Managed REITs, and recommending to each of the respective board of directors of the Managed REITs an approach for providing investors with liquidity. The PCM segment distributes the shares of common stock for certain Managed REITs and advises them regarding offerings, manages relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to the offerings. The PCM segment receives compensation and reimbursement for services relating to offerings by the Managed REITs and the investment, management, financing and disposition of their respective assets, as applicable. The PCM segment also develops new REIT offerings, including obtaining regulatory approvals from the SEC, FINRA and various jurisdictions for such offerings.

Substantially all of the REI segment is conducted through CCPT III OP, a Delaware limited partnership of which Cole is the sole general partner, and substantially all of the PCM segment is conducted through CCA, an Arizona corporation. CCA is treated as a taxable REIT subsidiary under Section 856 of the Internal Revenue Code of 1986. Cole Capital Corporation, a wholly owned subsidiary of CCA, is the dealer manager in connection with the offering and sale of shares to the public of certain of the Managed REITs.

Cole’s principal executive offices are located at 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona 85016, and its telephone number is (602) 778-8700.

Recent and Pending Transactions by ARCP

In addition to the transactions contemplated by the merger agreement, ARCP has entered into the ARCT IV Merger Agreement. ARCT IV owns a diversified portfolio of commercial real estate, which consists primarily of freestanding single tenant properties net leased to investment grade and other credit worthy tenants. As of September 30, 2013, ARCT IV owned 1,203 properties comprised of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.5 years. ARCT IV and ARCP each were sponsored directly by AR Capital and the ARCT IV Advisor is indirectly wholly owned by AR Capital.

On November 5, 2013, ARCP consummated the CapLease Merger pursuant to the CapLease Merger Agreement. CapLease was a Maryland corporation that qualified as a REIT for U.S. federal income tax purposes, and that primarily acquired, owned and managed a diversified portfolio of single tenant commercial real estate properties subject to long-term leases to high credit quality tenants, consisting generally of triple net leases. CapLease focused on properties that are subject to triple net leases. As of September 30, 2013, CapLease owned 68 properties comprised of 13.1 million square feet, which were 96.8% leased with a weighted average remaining lease term of approximately 5.9 years.

On August 8, 2013, AR Capital entered into an Equity Interest Purchase Agreement with Inland, providing for, among other things, the purchase and sale of Inland's equity interests in special purpose entities which own 33 properties, or the Inland Portfolio, five of which were purchased by ARCP on September 24, 2013. The Inland Portfolio is comprised of approximately 7.0 million square feet and, as of September 30, 2013 was 96.2% leased, with a weighted average remaining lease term of approximately 4.4 years. The properties were leased to 26 distinct tenants. The leases are generally triple net.

Additionally, on October 1, 2013, ARCP agreed to acquire the Fortress Portfolio, and assumed the obligations of AR Capital under a Purchase and Sale Agreement, dated July 24, 2013, relating to the acquisition from funds managed by Fortress. Pursuant to the Purchase and Sale Agreement, ARCP will purchase the Fortress Portfolio, which is comprised of 6.1 million square feet, was 100% leased as of September 30, 2013 with a weighted average remaining lease term of approximately 12.6 years and was leased to 17 distinct tenants. The leases are generally triple net. ARCP acquired 41 of the properties in October 2013.

The Combined Company

ARCP’s properties consist primarily of freestanding single-tenant commercial properties net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Cole’s portfolio consists primarily of single and multi-tenant retail and commercial properties which are net leased to national and regional creditworthy tenants. Each of ARCP and Cole monitors the credit quality of its overall portfolio, including its non-investment grade tenants, to assess the near- and long-term likelihood that such tenants will meet their rental payment obligations. In general, prior to the approval of a property acquisition by the ARCP Board or the Investment Committee of Cole, respectively, the credit quality of the tenants of such property is assessed and discussed. After each acquisition, for investment grade rated and rated but not investment grade tenants, which comprise the majority of each company’s tenant base, each company monitors any changes or updates to such tenants’ credit ratings. In order to monitor the credit risk for larger non-rated tenants, each company utilizes Moody’s CreditEdge (for public companies) and/or Moody’s RisCalc (for private companies), through which implied ratings and estimated default frequencies may be developed.

ARCP and Cole each reviews the credit quality of their respective portfolios on an ongoing basis based on available information. Each company analyzes the ability of tenants to meet current rent obligations and the likelihood that such ability will continue through the end of the lease term. In addition, each company receives from selected tenants monthly store financial information, which allows it to monitor the operations of specific locations for rent coverage. ARCP’s portfolio of real estate investment properties were 100% leased as of September 30, 2013 (excluding one vacant property classified as held for sale). ARCP’s portfolio focuses on entering into (or assuming) both medium-term leases and long-term leases and purchasing properties both at or below replacement cost and properties with vintage in-place rents at valuations significantly below replacement cost, while Cole’s portfolio focus has been primarily on acquiring necessity-based single-tenant commercial properties and multi-tenant power centers that are leases to name-brand, creditworthy tenants and subject to long-term triple net or double net leases.

As of September 30, 2013, Cole owned 1,026 properties, consisting of 44.8 million square feet, which were 99% leased with a weighted average remaining lease term of 11.9 years. As of September 30, 2013, rental revenues derived by Cole from investment-grade quality tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure).

As of September 30, 2013, ARCP owned 1,219 properties (excluding one vacant property classified as held for sale) consisting of 20.4 million square feet, which were 100% leased with a weighted average remaining lease term of 9.5 years. As of September 30, 2013, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The foregoing excludes properties owned by CapLease, which was acquired by ARCP pursuant to a merger on November 5, 2013. If the properties owned by CapLease were included, ARCP would have owned 1,287 properties, consisting of 33.5 million square feet, which are 99%

leased with a weighted average remaining lease term of 8.1 years, with 66.7% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major credit agency. Assuming the merger and the Pending Transactions are consummated, the combined company will own, on a pro forma basis as of September 30, 2013, 3,664 properties, consisting of 99.9 million square feet, which are 99% leased, with a weighted average remaining lease term of 10.4 years, with 50% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major credit agency. The surviving entity in the merger will own a larger and more diversified portfolio that uniquely combines Cole’s portfolio of necessity-based properties with stable, current income that are leased to name-brand, creditworthy tenants and subject to long-term leases, with ARCP’s portfolio, which has properties with stable income from high credit quality tenants and properties with substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

ARCP will become self-managed following the consummation of the merger, meaning that executives and employees of the current external manager, ARCP Advisors, will be transferred to ARCP and additional employees and executives will be recruited to join ARCP, such that ARCP would have a fully-integrated management team. Self-management will eliminate conflicts of interests associated with an external advisor. The existing management agreement with ARCP Advisors will be terminated with no termination fee payable by ARCP, and management and operational functions will be internalized. Nicholas S. Schorsch, the founder and chairman of ARCP, will join ARCP as its Executive Chairman and interim Chief Executive Officer. Mr. Schorsch will spend a substantial portion of his time in this position. Brian S. Block, currently the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of ARCP, as well as the external manager, will join ARCP in that same capacity on a full-time basis. Both Mr. Schorsch and Mr. Block have entered into written employment agreements. In addition, Lisa Beeson, who was formerly a Managing Director and head of Global Real Estate M&A at Barclays Capital, became Chief Operating Officer of ARCP on November 7, 2013. Additionally, David Kay, who was formerly Chief Investment Officer and Chief Financial Officer of Capital Automotive Real Estate Services, Inc., a specialty finance company for automotive retail real estate, was appointed President of ARCP effective as of December 16, 2013. Concurrently with the appointment of David Kay, Brian S. Block was appointed Treasurer and Secretary of ARCP, also effective as of December 16, 2013. Approximately 65 additional employees from departments including real estate underwriting, due diligence, capital markets, accounting and reporting, marketing, technology, asset and property management and real estate brokerage are expected to join ARCP. ARCP will operate several divisions, overseen by experienced executive teams. These divisions each represent an area of expertise, including net lease office, industrial and built-to-suit; retail and warehouse distribution; restaurants; and Private Capital Management. It is a condition to closing the merger that the self-management has been completed. See “The Merger Agreement — Conditions to Completion of the Merger.”

It is expected that key executives of Cole will become part of the management team of ARCP and will continue to operate under the Cole brand. ARCP will also continue Cole’s business of sponsoring non-traded REITs that invest in retail net lease properties.

Property Portfolio Information

At September 30, 2013, ARCP owned a diversified portfolio:

•	of 1,219 properties (excluding one vacant property classified as held for sale);
•	with an occupancy rate of 100%;
•	leased to 183 different retail and other commercial enterprises doing business in 32 separate industries;
•	located in 48 states and Puerto Rico;
•	with approximately 20.4 million square feet of leasable space; and
•	with an average leasable space per property of approximately 16,700 square feet.

The following table lists tenants whose annualized rental income on a straight-line basis represent greater than 20% of the total annualized rental income on a straight-line basis for the portfolio property of ARCP as of December 31, 2012.

Tenant	December 31, 2012
Citizens Bank	28.7%

The following financial statements are being presented pursuant to section 2340 of the Securities and Exchange Commission — Division of Corporation Finance’s Financial Reporting Manual because RBS Citizens, N.A. is a significant lessee of American Realty Capital Properties, Inc. as of December 31, 2012. The following financial statements are unaudited and the information contained therein is derived entirely from information that is publicly available at www.fdic.gov/bank/statistical/.

RBS CITIZENS, N.A.
CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31,
(In thousands)		2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Cash and due from depository institutions	$6,612,045	$6,955,817	$6,221,372	$3,959,295
US Government securities	9,278,271	8,010,077	11,871,642	10,844,294
Securities issued by state & political subdivisions	—	8,468	78,800	87,735
Other investment securities	958,693	1,176,154	1,560,308	2,912,008
Federal funds sold & reverse repurchase agreements	—	1,100,000	—	—
Trading account assets	585,600	918,009	1,042,168	875,937
Loans and leases	71,603,701	73,761,030	73,654,413	76,431,666
Less: Allowances for loan loss	(1,027,744)	(1,035,634)	(1,448,900)	(1,730,326)
Goodwill	5,681,053	9,344,053	9,344,053	9,344,052
Other Intangibles	184,959	145,728	157,557	212,774
Bank premises and fixed assets	531,746	1,150,796	1,057,840	925,752
Other real estate owned	42,831	84,347	106,547	109,925
All other assets	3,831,766	3,205,149	3,294,791	3,862,585
Total Assets	$98,282,921	104,823,994	106,940,591	107,835,697
Liabilities and equity capital
Liabilities
Deposits	$77,986,990	80,349,888	75,690,155	70,580,808
Federal funds purchased & repurchase agreement	2,304,466	2,371,002	4,715,542	4,307,315
Trading liabilities	511,822	862,056	957,906	58,286
Other borrowed funds	219,527	750,855	5,429,621	12,919,170
Subordinated debt	260,000	260,000	661,182	1,365,907
All other liabilites	1,610,920	1,455,435	1,375,121	1,688,951
Total Liabilities	82,893,725	86,049,236	88,829,527	90,920,437
Stockholders equity
Perpetual preferred stock	75	75	75	75
Common stock	1	1	1	1
Surplus	16,360,719	16,360,719	16,350,198	15,641,229
Undivided profits	(971,599)	2,413,963	1,760,790	1,273,955
Noncontrolling interests in consolidated subsidiaries	—	—	—	—
Total Equity capital	15,389,196	18,774,758	18,111,064	16,915,260
Total liabilities and equity capital	$98,282,921	$104,823,994	$106,940,591	$107,835,697

RBS CITIZENS, N.A.
CONSOLIDATED INCOME STATEMENTS
(In thousands)

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest Income
Domestic office loans	$1,862,970	$2,644,125	$2,855,201	$3,238,883
Foreign office loans	—	—	—	—
Lease financing receivables	79,820	111,776	113,015	111,089
Balances due from depository institutions	7,142	9,517	8,329	11,456
Securities	191,972	360,442	473,815	612,401
Trading accounts	—	—	—	1
Federal funds sold	4,741	3,150	70	14
Other interest income	23,356	33,833	33,889	33,911
Total Interest Income	2,170,001	3,162,843	3,484,319	4,007,755
Interest Expense
Domestic office deposits	(120,203)	(288,458)	(390,060)	(554,396)
Foreign office deposits	(1,294)	(1,664)	(1,556)	(1,226)
Federal funds purchased	(154,446)	(99,772)	(167,282)	(115,205)
Trading liabilities and other borrowed money	(7,410)	(87,556)	(206,861)	(550,333)
Subordinated notes and debentures	(6,086)	(16,137)	(29,205)	(29,424)
Total interest expense	(289,439)	(493,587)	(794,964)	(1,250,584)
Net interest income	1,880,562	2,669,256	2,689,355	2,757,171
Provision for loan and lease losses	(330,501)	(380,494)	(815,736)	(1,468,340)
Net Interest Income after provisions for losses	1,550,061	2,288,762	1,873,619	1,288,831
Noninterest Income
Fiduciary activities	16,803	23,164	24,012	23,889
Service charges on deposit accounts	284,678	415,025	450,868	471,745
Trading account gains and fees	34,445	5,085	24,668	16,346
Investment banking, advisory, brokerage, and underwriting fees and commissions	89,354	101,154	91,420	82,497
Venture capital revenue	—	—	21	(27)
Net servicing fees	76,594	8,398	(11,951)	35,659
Net securitization income	—	—	—	—
Insurance commission fees and income	2,763	8,180	6,511	7,835
Net gains (losses) on sales of loans	77,349	65,086	17,964	65,949
Net gains (losses) on sales of other real estate owned	8,603	595	(1,849)	(1,573)
Net gains (losses) on sales of other assets (excluding securities)	187	3,809	(2,351)	(17,737)
Other non-interest income	347,025	611,323	630,449	300,959
Total Non-interest income	937,802	1,241,819	1,229,762	985,542
Noninterest Expense
Salaries and employee benefits	(1,056,385)	(1,448,306)	(1,338,947)	(1,342,839)
Premises and equipment expense	(369,776)	(555,685)	(594,302)	(557,162)
Amortization and goodwill impairment losses	(3,663,384)	(137)	(18,651)	(42,334)
Other noninterest expense	(473,479)	(742,249)	(672,539)	(774,237)
Total Noninterest Expense	(5,563,024)	(2,746,377)	(2,624,439)	(2,716,572)
Pre-tax net operating Income	(3,075,161)	784,204	478,942	(442,199)
Securities gains (losses)	53,120	112,606	79,747	328,226
Applicable income tax	(100,739)	(336,375)	(213,555)	74,798
Income before extraordinary items	(3,122,780)	560,435	345,134	(39,175)
Extraordinary gains – net	—	—	—	—
Net income attributable to banks	(3,122,780)	560,435	345,134	(39,170)
Net Income attributable to non-controlling interest	—	—	—	(5)
Net Income attributable to bank and non-controlling interest	$(3,122,780)	$560,435	$345,134	$(39,175)

RBS CITIZENS, N.A.
CONSOLIDATED CHANGES IN BANK EQUITY CAPITAL
(In thousands)

	As of September 30, 2013	As of December 31,
		2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Bank equity capital, balance at beginning of period	$18,774,758	$18,111,064	$16,915,260	$16,599,741
Net income (loss)	(3,122,780)	560,435	345,134	(39,170)
Sale, conversion, retirement of capital stock, net	—	—	702,990	—
Cash dividends declared on common stock	(75,000)	(75,000)	—	—
Other comprehensive income (loss)	(187,782)	167,738	141,701	354,689
Other transactions with parent holding company	—	10,521	5,979	—
Total bank equity capital, balance at end of period	$15,389,196	$18,774,758	$18,111,064	$16,915,260

At September 30, 2013, ARCT IV owned a diversified portfolio:

•	of 1,203 properties;
•	with an occupancy rate of 100%;
•	leased to 276 different retail and other commercial enterprises doing business in 25 separate industries;
•	located in 46 states and the District of Columbia;
•	with approximately 9.2 million square feet of leasable space; and
•	with an average leasable space per property of approximately 7,600 square feet.

The properties owned by ARCT IV include 924 net lease properties acquired by ARCT IV from certain affiliates of GE Capital. The 924 properties are subject to 912 property operating leases and 12 direct financing leases. The portfolio contains approximately 3.4 million rentable square feet and consists primarily of quick service, family dining, and casual dining restaurants.

At September 30, 2013, CapLease owned a diversified portfolio:

•	of 68 properties;
•	with an occupancy rate of 96.8%;
•	leased to 48 different retail and other commercial enterprises doing business in 23 separate industries;
•	located in 26 states and Puerto Rico;
•	with approximately 13.1 million square feet of leasable space; and
•	with an average leasable space per property of approximately 193,300 square feet.

At September 30, 2013, Fortress Portfolio consisted of a diversified portfolio:

•	of 120 properties;
•	with an occupancy rate of 100%;
•	leased to 17 different retail and other commercial enterprises doing business in 7 separate industries;
•	located in 30 states;
•	with approximately 6.1 million square feet of leasable space; and
•	with an average leasable space per property of approximately 51,000 square feet.

At September 30, 2013, Inland Portfolio consisted of a diversified portfolio:

•	of 28 properties;
•	with an occupancy rate of 96.2%;
•	leased to 25 different retail and other commercial enterprises doing business in 14 separate industries;
•	located in 14 states;
•	with approximately 6.3 million square feet of leasable space; and
•	with an average leasable space per property of approximately 208,500 square feet.

At September 30, 2013, Cole owned a diversified portfolio:

•	of 1,026 properties;
•	with an occupancy rate of 99%;

•	leased to 642 different retail and other commercial enterprises doing business in 46 separate
•	industries;
•	located in 48 states;
•	with approximately 44.8 million square feet of leasable space; and
•	with an average leasable space per property of approximately 43,700 square feet.

Combined Property Portfolio

As of September 30, 2013, ARCP (including the properties owned by CapLease and assuming the merger, the ARCT IV Merger and the Inland and Fortress Portfolio Acquisitions are consummated), on a pro forma basis, owned a portfolio with the following characteristics:

•	3,664 properties (excluding one vacant property classified as held for sale);
•	with an occupancy rate of 99%;
•	leased to 1,071 different retail and other commercial enterprises doing business in 71 separate industries;
•	located in 49 states, the District of Columbia, and Puerto Rico;
•	with approximately 99.9 million square feet of leasable space; and
•	with an average leasable space per property of approximately 27,200 square feet.

There were no tenants whose annualized rental income on a straight-line basis represent greater than 10% of the total annualized rental income on a straight-line basis for the pro forma portfolio properties of ARCP.

All of the following property portfolio information is provided to illustrate the pro forma combined property portfolio of ARCP, ARCT IV, CapLease, Fortress, Inland and Cole post-merger. This information includes an illustration of the combined portfolio by industry, property type and geography, as well as a combined lease expiration schedule. The ARCP information represents quarterly information for the 1,219 properties (excluding one vacant property classified as held for sale) owned at September 30, 2013. The ARCT IV information represents quarterly information for the 1,203 properties owned at September 30, 2013. The CapLease information represents quarterly information for the 68 properties owned at September 30, 2013. The Fortress information represents the 120 properties to be acquired under the ARCP purchase agreement with Fortress at September 30, 2013. The Inland information represents the 28 properties remaining to be acquired under the ARCP purchase agreement with Inland at September 30, 2013. The Cole information represents quarterly information for the 1,026 properties owned at September 30, 2013.

Industry Diversification

The following table sets forth, as of September 30, 2013, certain information regarding the property portfolios classified according to the business of the respective tenants, expressed as a percentage of total rental income on a straight line basis:

Percentage of Annualized Rental Income(1)

Industry	ARCP	ARCT IV	CapLease	Fortress	Inland	Cole	Combined Total
3rd Party Logistics	0.55%	0.00%	0.00%	0.00%	3.94%	0.00%	0.24%
Advertising	0.00%	0.04%	0.00%	0.00%	0.00%	0.00%	0.01%
Aerospace	1.06%	3.92%	0.00%	0.00%	0.00%	0.00%	0.71%
Agricultural Products & Services	0.64%	0.00%	0.00%	0.00%	0.00%	0.08%	0.16%
Alcohol Distribution	0.00%	0.00%	0.00%	0.00%	1.27%	0.00%	0.04%
Animal Supplies	0.00%	0.00%	0.00%	0.00%	0.00%	3.96%	1.94%
Auto Manufacturer	0.00%	0.00%	2.30%	0.00%	0.00%	0.00%	0.27%
Auto Retail	2.45%	0.09%	2.61%	38.50%	0.00%	2.02%	3.09%
Auto Services	0.30%	0.36%	0.00%	0.00%	0.00%	0.05%	0.13%
Bolts, Nuts, Screws, Rivets & Washers	0.00%	0.00%	0.00%	0.00%	2.06%	0.00%	0.07%
Casual Dining	6.90%	19.34%	0.00%	17.88%	0.00%	4.17%	6.48%
Childcare and development	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.02%
Consulting	0.00%	0.00%	3.51%	0.00%	0.00%	0.00%	0.41%
Consumer Goods	0.27%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%
Consumer Products	9.32%	2.39%	8.24%	0.00%	0.00%	1.86%	4.02%
Discount Retail	10.26%	6.26%	0.00%	0.00%	0.00%	2.58%	4.08%
Distribution	0.00%	0.00%	0.00%	0.00%	1.28%	0.00%	0.04%
Diversified Industrial	0.45%	0.00%	10.16%	3.20%	8.46%	0.00%	1.67%
Education	0.00%	0.00%	0.00%	0.47%	0.00%	2.70%	1.34%
Entertainment and recreation	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Family Dining	6.86%	8.59%	0.00%	0.00%	0.00%	3.75%	4.29%
Financial Services	0.54%	0.05%	4.93%	0.00%	0.00%	2.32%	1.83%
Fitness	0.47%	0.00%	0.00%	0.00%	0.38%	2.86%	1.51%
Freight	6.85%	3.11%	1.27%	0.00%	0.00%	0.62%	2.20%
Furniture Rental & Leasing	0.00%	0.00%	0.00%	0.00%	0.00%	0.83%	0.41%
Gas/Convenience	2.74%	0.72%	0.00%	0.00%	0.00%	2.79%	2.00%
Government Services	2.47%	0.00%	12.82%	0.00%	0.00%	0.80%	2.39%
Haircare Services	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%
Healthcare	5.59%	2.31%	3.88%	0.00%	0.00%	4.33%	3.98%
Heavy Equipment	1.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%
Home Maintenance	0.96%	0.54%	4.21%	0.00%	0.00%	3.44%	2.44%
Hotel	0.00%	0.00%	2.06%	0.00%	0.00%	0.00%	0.24%
Information and communications	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.06%
Insurance	4.58%	0.02%	13.46%	0.00%	2.74%	1.95%	3.54%
Jewelry	0.00%	0.00%	3.65%	0.00%	0.00%	0.00%	0.43%
Manufacturing	0.00%	0.00%	0.00%	0.00%	16.44%	1.46%	1.26%
Marine Products	0.12%	0.00%	0.00%	0.00%	0.00%	0.23%	0.13%
Media	0.00%	0.00%	1.89%	0.00%	0.00%	0.00%	0.22%
Motor Cycle	0.00%	0.56%	0.00%	0.00%	0.00%	0.00%	0.07%
Movie Theater	0.00%	0.00%	0.00%	0.00%	2.12%	0.00%	0.07%
Office Products	0.00%	0.00%	0.00%	0.00%	0.00%	0.89%	0.44%
Oil/Gas	0.00%	0.00%	2.99%	0.00%	0.00%	1.50%	1.09%

Industry	ARCP	ARCT IV	CapLease	Fortress	Inland	Cole	Combined Total
Packaging	0.63%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%
Parking	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Personal services	0.00%	0.00%	0.00%	0.00%	0.00%	0.70%	0.34%
Pharmacy	8.92%	1.64%	0.78%	33.86%	0.00%	8.82%	7.53%
Printing Services	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.01%
Professional Services	0.00%	0.00%	0.49%	0.00%	0.00%	2.32%	1.20%
Publishing	0.00%	0.00%	1.12%	0.00%	10.26%	0.00%	0.47%
Quick Service Restaurant	11.30%	31.90%	0.00%	1.07%	0.00%	1.80%	7.22%
Retail – Department Stores	1.97%	2.30%	4.33%	0.00%	0.00%	5.13%	3.71%
Retail – Discount	0.00%	0.00%	0.00%	0.00%	0.00%	2.37%	1.16%
Retail – Electronics and appliances	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.03%
Retail – Grocery	0.00%	0.00%	0.00%	0.00%	0.00%	1.35%	0.66%
Retail – Hobby/books/music	0.00%	0.00%	0.00%	0.00%	0.00%	1.16%	0.57%
Retail – Home furnishings	0.00%	0.00%	0.00%	0.00%	0.00%	0.37%	0.18%
Retail – Internet	0.00%	0.00%	0.00%	0.00%	0.00%	2.36%	1.16%
Retail – Office supply stores	0.00%	0.00%	0.00%	0.00%	0.00%	0.28%	0.14%
Retail – Pet supply stores	0.00%	0.00%	0.00%	0.00%	0.00%	0.44%	0.22%
Retail – Sporting Goods	0.62%	0.00%	0.00%	0.00%	1.35%	2.28%	1.28%
Retail – Variety	0.00%	0.00%	0.00%	0.00%	0.00%	2.86%	1.40%
Retail – Wholesale	0.37%	0.00%	0.00%	0.00%	0.00%	4.10%	2.08%
Retail Banking	9.58%	8.40%	1.50%	5.01%	0.00%	0.96%	3.77%
Specialty Retail	1.14%	2.07%	0.70%	0.00%	0.00%	6.98%	4.00%
Storage Facility	0.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%
Supermarket	0.50%	5.26%	4.66%	0.00%	0.00%	6.75%	4.63%
Technology	0.00%	0.00%	0.00%	0.00%	5.87%	0.00%	0.19%
Telecommunications	0.00%	0.04%	4.54%	0.00%	41.87%	3.55%	3.66%
Transportation	0.00%	0.00%	0.00%	0.00%	1.95%	0.00%	0.06%
Travel Centers	0.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%
Various	0.00%	0.00%	3.89%	0.00%	0.00%	0.00%	0.46%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Property Type Diversification

The following tables set forth, as of September 30, 2013, certain property type information regarding the property portfolios (dollars in thousands):

ARCP

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	1,133	8,021,932	$149,604	63.31%
Office	39	2,339,472	36,955	15.64%
Distribution	47	10,038,453	49,737	21.05%
Total	1,219	20,399,857	$236,296	100.00%

ARCT IV

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	1,171	6,061,548	$131,673	85.52%
Office	21	169,796	3,597	2.34%
Distribution	5	2,931,669	18,644	12.11%
Parking Lot	1	8,400	1	0.00%
Billboard	5	—	61	0.04%
Total	1,203	9,171,413	$153,976	100.00%

CapLease

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	16	1,172,481	$13,720	9.65%
Office	40	6,222,267	100,865	70.94%
Distribution	11	5,645,138	26,863	18.89%
Industrial	1	107,520	728	0.51%
Total	68	13,147,406	$142,176	100.00%

Fortress Portfolio

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	107	1,181,840	$21,585	52.96%
Office	2	27,924	775	1.90%
Distribution	11	4,905,659	18,399	45.14%
Total	120	6,115,423	$40,759	100.00%

Inland Portfolio

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	4	365,099	$2,646	6.69%
Office	6	1,993,466	22,447	56.72%
Distribution	14	3,657,828	14,483	36.59%
Vacant	4	239,547	—	0.00%
Total	28	6,255,940	$39,576	100.00%

Cole

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	894	18,098,000	$273,365	46.27%
Office	34	5,937,000	122,722	20.77%
Industrial	21	9,299,000	44,081	7.46%
Multi-Tenant Retail	77	11,465,000	150,733	25.50%
Total	1,026	44,799,000	$590,901	100.00%

Combined

Property Type	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Retail	3,325	34,898,902	$592,592	49.23%
Office	142	16,689,925	287,362	23.87%
Distribution	88	27,178,747	128,126	10.65%
Parking Lot	1	8,400	1	0.00%
Billboard	5	—	61	0.01%
Vacant	4	239,547	—	0.00%
Industrial	22	9,406,520	44,809	3.72%
Multi-Tenant Retail	77	11,465,000	150,733	12.52%
Total	3,664	99,887,041	$1,203,684	100.00%

Geographic Diversification

The following tables set forth, as of September 30, 2013, certain state-by-state information regarding the property portfolios (dollars in thousands):

ARCP

State/Possession	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Alabama	43	578,951	$8,122	3.44%
Arizona	8	74,227	1,613	0.68%
Arkansas	35	386,630	4,393	1.86%
California	16	1,450,328	12,488	5.28%
Colorado	13	238,886	4,673	1.98%
Connecticut	10	37,126	1,184	0.50%
Delaware	4	12,369	286	0.12%
Florida	38	227,787	5,792	2.45%
Georgia	64	403,579	8,896	3.76%
Idaho	8	71,565	1,552	0.66%
Illinois	42	1,486,911	19,123	8.09%
Indiana	28	1,762,150	8,288	3.51%
Iowa	19	671,074	4,810	2.04%
Kansas	24	1,328,245	5,121	2.17%
Kentucky	28	663,260	5,929	2.51%
Louisiana	28	221,238	2,871	1.21%
Maine	2	146,430	2,819	1.19%
Maryland	3	25,110	744	0.31%
Massachusetts	18	435,195	6,157	2.61%
Michigan	79	685,759	12,740	5.39%
Minnesota	11	200,487	1,693	0.72%
Mississippi	36	1,380,764	8,327	3.52%
Missouri	86	942,859	11,019	4.66%
Montana	5	55,377	856	0.36%
Nebraska	3	25,355	409	0.17%
Nevada	12	100,660	2,414	1.02%
New Hampshire	10	65,328	1,349	0.57%
New Jersey	9	90,531	2,748	1.16%
New Mexico	10	54,475	870	0.37%
New York	25	326,461	7,522	3.18%
North Carolina	57	1,146,449	11,163	4.72%
North Dakota	4	31,318	572	0.24%
Ohio	63	1,197,640	10,754	4.55%
Oklahoma	23	375,143	3,070	1.30%
Oregon	6	25,143	652	0.28%
Pennsylvania	69	365,231	8,697	3.68%
Rhode Island	7	136,188	2,416	1.02%
South Carolina	31	655,029	7,056	2.99%
South Dakota	2	49,641	415	0.18%
Tennessee	49	371,959	6,589	2.79%
Texas	130	1,187,775	17,620	7.46%
Utah	3	14,009	415	0.18%

State/Possession	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Vermont	4	15,432	335	0.14%
Virginia	25	150,269	3,395	1.44%
Washington	5	219,700	3,139	1.33%
West Virginia	9	57,079	1,434	0.61%
Wisconsin	9	198,127	2,085	0.88%
Wyoming	4	23,558	577	0.24%
Puerto Rico	2	31,050	1,104	0.47%
Total	1,219	20,399,857	$236,296	100.00%

ARCT IV

State/Possession	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Alabama	53	198,417	$7,650	4.97%
Alaska	1	2,805	—	0.00%
Arizona	20	77,375	2,193	1.42%
Arkansas	36	120,183	740	0.48%
California	13	67,360	1,760	1.14%
Colorado	13	79,444	912	0.59%
Connecticut	4	10,351	193	0.13%
Florida	106	1,634,386	23,147	15.03%
Georgia	64	256,343	6,065	3.94%
Idaho	6	30,288	1,911	1.24%
Illinois	54	234,929	6,067	3.94%
Indiana	38	537,246	10,282	6.68%
Iowa	13	153,282	1,669	1.08%
Kansas	8	59,883	1,005	0.65%
Kentucky	21	96,476	2,593	1.68%
Louisiana	27	84,170	2,856	1.85%
Maine	3	151,684	1,082	0.70%
Maryland	10	33,034	1,886	1.22%
Massachusetts	7	590,962	4,469	2.90%
Michigan	41	224,670	3,785	2.46%
Minnesota	11	81,968	807	0.52%
Mississippi	15	42,900	1,715	1.11%
Missouri	25	145,173	2,153	1.40%
Nebraska	7	27,464	535	0.35%
Nevada	2	16,083	203	0.13%
New Hampshire	2	13,319	257	0.17%
New Jersey	3	7,606	307	0.20%
New Mexico	13	63,644	2,281	1.48%
New York	28	112,822	3,001	1.95%
North Carolina	50	261,615	6,322	4.11%
North Dakota	1	7,930	480	0.31%
Ohio	78	1,608,855	10,764	6.99%
Oklahoma	12	72,398	1,194	0.78%
Oregon	6	29,534	—	0.00%
Pennsylvania	36	390,113	6,942	4.51%
Rhode Island	6	25,454	829	0.54%
South Carolina	45	153,815	3,401	2.21%
South Dakota	3	34,773	364	0.24%
Tennessee	40	121,782	3,329	2.16%
Texas	156	846,808	16,046	10.42%
Utah	3	9,518	275	0.18%
Vermont	—	—	—	0.00%
Virginia	39	135,344	3,263	2.12%
Washington	7	30,733	2,383	1.55%
West Virginia	23	106,676	1,971	1.28%
Wisconsin	49	151,086	4,388	2.85%
Wyoming	4	27,502	457	0.30%
District of Columbia	1	3,210	44	0.03%
Total	1,203	9,171,413	$153,976	100.00%

CapLease

State/Possession	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Alabama	2	131,894	$4,097	2.88%
California	5	1,388,786	12,468	8.77%
Colorado	3	420,471	7,664	5.39%
Florida	1	307,275	2,121	1.49%
Georgia	4	264,165	2,027	1.43%
Illinois	2	543,750	8,635	6.07%
Indiana	3	1,696,719	4,079	2.87%
Kansas	2	266,644	4,521	3.18%
Kentucky	6	446,274	2,874	2.02%
Louisiana	1	133,841	2,314	1.63%
Maryland	2	430,967	9,652	6.79%
Massachusetts	1	88,420	758	0.53%
Michigan	1	196,057	1,812	1.27%
Nebraska	2	426,399	5,537	3.89%
New Jersey	2	517,215	9,056	6.37%
New York	1	98,184	1,312	0.92%
North Carolina	1	191,681	2,093	1.47%
Ohio	1	111,776	984	0.69%
Oklahoma	1	328,545	4,250	2.99%
Pennsylvania	5	2,341,034	16,150	11.36%
South Carolina	1	—	—	0.00%
Tennessee	3	193,983	2,454	1.73%
Texas	11	1,598,049	22,333	15.71%
Virginia	4	658,728	8,819	6.20%
Washington	1	155,200	2,834	1.99%
Wisconsin	1	154,849	2,031	1.43%
Puerto Rico	1	56,500	1,301	0.91%
Total	68	13,147,406	$142,176	100.00%

Fortress Portfolio

State/Possession	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Alabama	2	20,403	$319	0.78%
Arizona	3	34,725	807	1.98%
Arkansas	1	9,921	188	0.46%
California	21	232,323	4,376	10.74%
Colorado	4	280,770	1,642	4.03%
Connecticut	1	12,900	545	1.34%
Delaware	2	21,438	444	1.09%
Florida	7	34,132	917	2.25%
Georgia	3	1,290,631	4,173	10.24%
Illinois	3	1,027,669	3,586	8.80%
Louisiana	4	52,900	1,451	3.56%
Maine	4	44,720	697	1.71%
Maryland	1	10,825	188	0.46%
Massachusetts	2	24,983	991	2.43%
Mississippi	1	2,271	136	0.33%
Missouri	2	23,691	468	1.15%
New Hampshire	2	22,360	310	0.76%
New Jersey	3	27,100	607	1.49%
New Mexico	3	42,024	1,127	2.77%
North Carolina	4	27,847	664	1.63%
Ohio	8	687,537	2,843	6.98%
Oklahoma	1	13,225	218	0.53%
Oregon	1	20,207	218	0.53%
Pennsylvania	14	1,126,202	5,742	14.09%
South Carolina	2	19,842	376	0.92%
Tennessee	2	26,450	509	1.25%
Texas	10	880,043	5,091	12.49%
Virginia	5	63,706	1,526	3.74%
Washington	1	10,000	188	0.46%
West Virginia	3	24,578	412	1.01%
Total	120	6,115,423	$40,759	100.00%

Inland Portfolio

State/Possession	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
California	1	72,347	$1,764	4.46%
Georgia	1	46,000	838	2.12%
Illinois	8	1,083,586	6,743	17.04%
Indiana	1	1,091,435	4,061	10.26%
Iowa	1	126,900	264	0.67%
Maryland	1	120,000	2,239	5.66%
Michigan	1	423,230	1,295	3.27%
Missouri	1	1,461,274	16,572	41.87%
North Carolina	2	507,774	1,060	2.68%
Ohio	1	86,000	—	0.00%
Pennsylvania	1	178,600	613	1.55%
Texas	3	366,344	1,557	3.94%
Virginia	1	7,488	—	0.00%
Wisconsin	5	684,962	2,570	6.49%
Total	28	6,255,940	$39,576	100.00%

Cole

State	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Alabama	27	1,286,000	$16,401	2.78%
Alaska	2	92,000	1,615	0.27%
Arizona	41	2,975,000	49,047	8.30%
Arkansas	16	335,000	3,652	0.62%
California	22	2,905,000	40,689	6.89%
Colorado	15	803,000	9,123	1.54%
Connecticut	1	70,000	2,511	0.42%
Delaware	2	35,000	624	0.11%
Florida	81	3,287,000	39,697	6.72%
Georgia	43	3,293,000	47,030	7.96%
Idaho	2	24,000	498	0.08%
Illinois	46	1,550,000	30,864	5.22%
Indiana	44	531,000	10,017	1.70%
Iowa	14	475,000	4,787	0.81%
Kansas	7	205,000	2,602	0.44%
Kentucky	17	139,000	3,535	0.60%
Louisiana	31	866,000	9,032	1.53%
Maine	14	282,000	3,325	0.56%
Maryland	6	366,000	7,346	1.24%
Massachusetts	10	1,222,000	14,332	2.43%
Michigan	43	1,691,000	21,943	3.71%
Minnesota	7	111,000	2,379	0.40%
Mississippi	11	258,000	2,899	0.49%
Missouri	26	428,000	6,316	1.07%
Montana	1	16,000	261	0.04%
Nebraska	5	225,000	3,739	0.63%
Nevada	17	699,000	7,428	1.26%
New Hampshire	4	126,000	2,023	0.34%
New Jersey	14	891,000	20,450	3.46%
New Mexico	18	685,000	7,739	1.31%
New York	7	651,000	9,979	1.69%
North Carolina	34	1,549,000	13,728	2.32%
North Dakota	1	70,000	926	0.16%
Ohio	72	1,718,000	18,214	3.08%
Oklahoma	21	446,000	7,774	1.32%
Oregon	2	229,000	2,897	0.49%
Pennsylvania	15	1,046,000	8,035	1.36%
Rhode Island	1	52,000	1,010	0.17%
South Carolina	27	2,148,000	16,885	2.86%
South Dakota	2	22,000	491	0.08%
Tennessee	19	2,676,000	16,063	2.72%
Texas	187	6,484,000	96,812	16.38%
Utah	2	63,000	496	0.08%
Vermont	3	7,000	134	0.02%
Virginia	23	1,335,000	18,407	3.12%
Washington	6	40,000	939	0.16%
West Virginia	1	11,000	302	0.05%
Wisconsin	16	381,000	5,905	1.00%
Total	1,026	44,799,000	$590,901	100.00%

Combined

State	Number of Properties	Approximate Leaseable Square Feet	Annualized Rental Income(1)	Percentage of Rental Revenue
Alabama	127	2,215,665	$36,589	3.04%
Alaska	3	94,805	1,615	0.13%
Arizona	72	3,161,327	53,660	4.46%
Arkansas	88	851,734	8,973	0.75%
California	78	6,116,144	73,546	6.11%
Colorado	48	1,822,571	24,014	2.00%
Connecticut	16	130,377	4,433	0.37%
Delaware	8	68,807	1,354	0.11%
Florida	233	5,490,580	71,674	5.95%
Georgia	179	5,553,718	69,029	5.73%
Idaho	16	125,853	3,961	0.33%
Illinois	155	5,926,845	75,018	6.23%
Indiana	114	5,618,550	36,727	3.05%
Iowa	47	1,426,256	11,529	0.96%
Kansas	41	1,859,772	13,248	1.10%
Kentucky	72	1,345,010	14,932	1.24%
Louisiana	91	1,358,149	18,524	1.54%
Maine	23	624,834	7,923	0.66%
Maryland	23	985,936	22,055	1.83%
Massachusetts	38	2,361,560	26,707	2.22%
Michigan	165	3,220,716	41,575	3.45%
Minnesota	29	393,455	4,879	0.41%
Mississippi	63	1,683,935	13,076	1.09%
Missouri	140	3,000,997	36,528	3.03%
Montana	6	71,377	1,117	0.09%
Nebraska	17	704,218	10,220	0.85%
Nevada	31	815,743	10,045	0.83%
New Hampshire	18	227,007	3,939	0.33%
New Jersey	31	1,533,452	33,167	2.76%
New Mexico	44	845,143	12,017	1.00%
New York	61	1,188,467	21,815	1.81%
North Carolina	148	3,684,366	35,029	2.91%
North Dakota	6	109,248	1,977	0.16%
Ohio	223	5,409,808	43,559	3.62%
Oklahoma	58	1,235,311	16,507	1.37%
Oregon	15	303,884	3,767	0.31%
Pennsylvania	140	5,447,180	46,180	3.84%
Rhode Island	14	213,642	4,255	0.35%
South Carolina	106	2,976,686	27,718	2.30%
South Dakota	7	106,414	1,271	0.11%
Tennessee	113	3,390,174	28,944	2.40%
Texas	497	11,361,021	159,459	13.25%
Utah	8	86,527	1,186	0.10%
Vermont	7	22,432	469	0.04%
Virginia	97	2,350,535	35,411	2.94%
Washington	20	455,633	9,482	0.79%
West Virginia	36	199,333	4,120	0.34%
Wisconsin	80	1,570,024	16,979	1.41%
Wyoming	8	51,060	1,035	0.09%
Puerto Rico	3	87,550	2,403	0.20%
District of Columbia	1	3,210	44	0.00%
Total	3,664	99,887,041	$1,203,684	100.00%

Lease Expirations

The following tables set forth, as of September 30, 2013, certain information regarding the property portfolios and the timing of the lease term expirations (excluding rights to extend a lease at the option of the tenant) on net leased, single-tenant properties (for properties under direct financing leases, average annual rent amounts represent cash rent on these properties) (dollars in thousands):

ARCP Operating Leases

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	4	$187	0.08%	11,283
2014	35	6,066	2.61%	310,480
2015	46	7,191	3.10%	822,071
2016	56	6,493	2.80%	282,097
2017	95	12,236	5.27%	891,254
2018	113	18,919	8.15%	1,300,205
2019	66	9,873	4.26%	449,793
2020	79	8,892	3.83%	486,265
2021	64	13,729	5.92%	933,406
2022	126	24,287	10.47%	4,088,678
2023	64	25,173	10.85%	2,676,651
Total	748	$133,046	57.35%	12,252,183

ARCP Direct Financing Leases

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	—	$—	0.00%	—
2014	1	72	1.68%	2,463
2015	2	174	4.06%	6,698
2016	—	—	0.00%	—
2017	5	881	20.54%	22,815
2018	8	706	16.46%	28,177
2019	6	677	15.78%	18,280
2020	—	—	0.00%	—
2021	1	122	2.84%	2,995
2022	1	100	2.33%	4,747
2023	8	832	19.39%	37,662
Total	32	$3,564	83.08%	123,837

ARCT IV Operating Leases

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	24	$736	0.48%	60,318
2014	43	3,371	2.21%	158,344
2015	67	2,332	1.53%	208,505
2016	51	3,079	2.02%	171,888
2017	110	11,826	7.75%	502,070
2018	55	3,615	2.37%	195,662
2019	32	2,675	1.75%	115,635
2020	42	3,487	2.29%	157,401
2021	31	2,306	1.51%	100,249
2022	36	11,861	7.78%	1,450,642
2023	46	5,945	3.90%	548,771
Total	537	$51,233	33.59%	3,669,485

ARCT IV Direct Financing Leases

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	—	$—	0.00%	—
2014	4	447	31.02%	11,297
2015	1	123	8.54%	3,208
2016	1	112	7.77%	2,309
2017	—	—	0.00%	—
2018	1	198	13.74%	4,572
2019	2	256	17.77%	8,332
2020	—	—	0.00%	—
2021	—	—	0.00%	—
2022	—	—	0.00%	—
2023	—	—	0.00%	—
Total	9	$1,136	78.83%	29,718

CapLease

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	1	$6,723	4.73%	207,055
2014	4	3,279	2.31%	988,089
2015	5	10,999	7.74%	865,703
2016	10	17,527	12.33%	1,312,058
2017	8	22,569	15.87%	2,856,984
2018	3	4,305	3.03%	227,672
2019	4	9,374	6.59%	422,210
2020	8	16,952	11.92%	1,049,555
2021	19	23,848	16.77%	3,293,772
2022	2	6,837	4.81%	368,813
2023	2	4,091	2.88%	134,979
Total	66	$126,504	88.98%	11,726,890

Fortress

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	—	$—	0.00%	—
2014	—	—	0.00%	—
2015	—	—	0.00%	—
2016	1	71	0.17%	2,207
2017	—	—	0.00%	—
2018	6	795	1.95%	46,163
2019	14	3,846	9.44%	292,441
2020	3	513	1.26%	128,086
2021	11	16,242	39.85%	4,722,622
2022	11	1,647	4.04%	105,278
2023	6	854	2.10%	48,169
Total	52	$23,968	58.81%	5,344,966

Inland

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	—	$—	0.00%	—
2014	1	433	1.09%	23,218
2015	4	4,067	10.28%	802,501
2016	4	5,273	13.32%	1,377,801
2017	3	19,706	49.79%	1,860,374
2018	1	628	1.59%	175,052
2019	1	60	0.15%	43,500
2020	—	—	0.00%	—
2021	4	4,413	11.15%	718,652
2022	4	3,393	8.57%	588,658
2023	1	838	2.12%	46,000
Total	23	$38,811	98.07%	5,635,756

Cole

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	19	$757	0.13%	61,000
2014	65	4,698	0.80%	244,000
2015	88	6,996	1.18%	418,000
2016	130	15,943	2.70%	1,171,000
2017	142	14,638	2.48%	1,023,000
2018	192	30,978	5.24%	2,295,000
2019	108	28,327	4.79%	2,354,000
2020	57	14,786	2.50%	1,157,000
2021	78	36,415	6.16%	2,949,000
2022	74	24,205	4.10%	2,829,000
2023	88	40,926	6.93%	2,610,000
Total	1,041	$218,669	37.01%	17,111,000

Combined

Period of Expiration	Number of Leases Expiring	Average Annual Rent	Percentage of Average Annual Rent(1)	Leased Square Feet
October 1, 2013 through December 31, 2013	48	$8,403	0.70%	339,656
2014	153	18,366	1.53%	1,737,891
2015	213	31,882	2.65%	3,126,686
2016	253	48,498	4.03%	4,319,360
2017	363	81,856	6.80%	7,156,497
2018	379	60,144	5.00%	4,272,503
2019	233	55,088	4.58%	3,704,191
2020	189	44,630	3.71%	2,978,307
2021	208	97,075	8.06%	12,720,696
2022	254	72,330	6.01%	9,435,816
2023	215	78,659	6.53%	6,102,232
Total	2,508	$596,931	49.59%	55,893,835

(1)	Annualized rental income as of September 30, 2013 for each portfolio and combined on a straight-line basis. 38 ARCP properties and 12 ARCT IV properties have leases that are accounted for as direct financing leases. Amounts reflected is the cash rent per the term of the leases. Annual rental income is based on the acquisition date of the respective company and amounts will be recalculated upon the merger date based on the remaining lease terms as of that date.

Sources of Cash Consideration for Recent and Pending Transactions

Sources of Payment

ARCP expects to finance the aggregate purchase price of the merger and the other Recent and Pending Transactions through a combination of: available cash on hand; assumption of outstanding indebtedness; financing available under ARCP’s existing $1.7 billion credit facility (under which ARCP has undrawn commitments of $645.2 million at December 18, 2013 and which contains an “accordion” feature, as further described below); and proceeds from the potential issuance of additional common stock, preferred securities or other debt, equity or equity-linked financings. These other sources include secured mortgage loans under non-binding conditional commitments and proposals described below and other long-term debt, as to which ARCP does not yet have a commitment or agreement. ARCP is engaged in discussions with lenders to obtain additional commitments for the “accordion” feature under its existing credit facility to increase the maximum amount of the credit facility by $1.5 billion to $3.2 billion. ARCP expects to have sufficient borrowing base availability and availability under the financial covenants to borrow the full amount of the accordion feature in connection with the Recent and Pending Transactions if it is successful in obtaining the additional commitments.

As discussed below in further detail, while ARCP believes it will be successful in securing the necessary financings to close the merger and other Recent and Pending Transactions, ARCP has additionally received commitments for the following credit facilities that could be used to provide financing for the Recent and Pending Transactions to the extent that the sources above are not used or available: (i) a repurchase facility of up to $1.25 billion to fund the purchase price and expenses relating to the merger and other Recent and Pending Transactions and (ii) a commitment from the Commitment Parties to provide the Barclays Facility, which is available to fund the purchase price and expenses relating to the merger and for up to $2.06 billion in senior secured term loans (subject to an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by up to $350.0 million). In addition, ARCP may utilize additional or alternative financing arrangements, to the extent required due to unavailability of any of the foregoing or to the extent ARCP determines that they are more desirable.

The following is a description of the sources of financing used to fund the cash purchase price and expenses in connection with the CapLease Merger and expected to be used to fund the purchase price and expenses in connection with the merger and the other Recent and Pending Transactions. The commitments or agreements, including the conditions thereof, relating to these sources of financing are described below.

CapLease Merger

The cash consideration and expenses in connection with the CapLease Merger were paid by drawing (i) $956.1 million under ARCP’s existing credit facility and (ii) $21.0 million under CapLease’s credit facility. In addition, ARCP assumed the $128.9 million outstanding balance under CapLease’s credit facility.

ARCT IV Merger

ARCP expects to pay the cash consideration and expenses (estimated at $676.0 million) in connection with the ARCT IV Merger by issuing up to $755.0 million mortgage notes payable under the non-binding commitments and proposals described below. In addition, although not required pursuant to the terms of the ARCT IV Merger Agreement, consent of the lenders would be required for ARCP to assume ARCT IV’s credit facility and ARCP intends to repay the $710.0 million outstanding under ARCT IV’s $800.0 million credit facility through borrowings under the existing credit facility and cash on hand.

Fortress Portfolio Acquisition

ARCP expects to pay the cash consideration and expenses (estimated at $500.5 million) in connection with the Fortress Portfolio Acquisition using (i) $300.0 million of financing under other long-term debt, as to which it currently has no commitment or agreement and (ii) $200.5 million of borrowings under the existing credit facility. On October 1, 2013, 41 properties in the Fortress Portfolio Acquisition were acquired and the cash consideration and expenses equal to approximately $201.1 million were paid using borrowings under the existing credit facility and cash on hand.

Inland Portfolio Acquisition

ARCP expects to pay the cash consideration and expenses (estimated at $145.7 million) in connection with the consummation of the purchase of the remaining 28 properties of the Inland Portfolio Acquisition using (i) financing under other long-term debt, as to which it currently has no commitment or agreement and (ii) borrowings under the existing credit facility. In addition, as of September 30, 2013, five properties of the Inland Portfolio Acquisition have been acquired and the cash consideration and expenses equal to $50.0 million were paid using cash on hand.

The Merger

ARCP expects to pay the cash consideration and expenses (estimated at $1.6 billion, assuming the full 20% cash election by Cole stockholders) in connection with the merger using (i) financing under other long-term debt, as to which it currently has no commitment or agreement and (ii) cash on hand. In the event financing or other commitments are not secured, ARCP has available a commitment from the Commitment Parties under the Barclays Facility for up to $2.06 billion in senior secured term loans (which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase commitments thereunder by up to $350.0 million), which would be available to fund a portion of the cash consideration to be paid pursuant to the merger, to refinance existing indebtedness of Cole and to pay related fees and expenses. In addition, although not required pursuant to the terms of the merger agreement, consent of the lenders under Cole’s credit facility would be required for ARCP to assume Cole’s credit facility, and ARCP intends to repay $1.2 billion outstanding under Cole’s credit facility through (i) using borrowings under the existing credit facility and (ii) using the other long-term debt or the Barclays Facility described above. At December 18, 2013, Cole was in compliance with the financial and debt covenants under its credit facility.

Description of Loan Facilities

The following is a description of the loan facilities used to fund the purchase price and expenses in connection with the CapLease Merger and expected to be used to fund the purchase price and expenses in connection with the merger and the other Recent and Pending Transactions.

CapLease Credit Facility

The cash consideration and expenses in connection with the CapLease Merger were paid by drawing (i) $956.1 million under ARCP’s existing credit facility and (ii) $21.0 million under CapLease’s credit facility. In addition, ARCP assumed the $128.9 million outstanding balance under CapLease’s credit facility.

In connection with the consummation of the CapLease Merger, the ARCP OP assumed, concurrently with the effectiveness of the CapLease Merger, the obligations of CapLease under its credit facility, as amended in connection with the consummation of the CapLease Merger.

The aggregate amount of the commitments under the credit facility is $150.0 million. Pursuant to the terms of the amended credit agreement, all outstanding commitments were converted to term loan commitments, which commitments were fully drawn on such date, and all outstanding revolving loans were converted to term loans. The loans under the amended credit agreement bear interest at an annual rate of one-month LIBOR or LIBOR based on an interest period of one, three or six months, at the election of the ARCP OP, plus an applicable margin of 2.75%, payable quarterly in arrears. As of December 18, 2013, the loan bears interest at the floating rate of 2.92% per annum. The loans mature on December 31, 2014 and may be prepaid, in whole or in part, without premium or penalty, at ARCP’s option, at any time. In addition, the amended credit agreement requires the prepayment of the loans at any time that the total outstanding loans exceed the borrowing base provided for therein.

The obligations under the amended credit agreement will continue to be secured by mortgages on the real property assets comprising the borrowing base. The obligations of the ARCP OP and the other borrowers under the amended credit agreement have been guaranteed by ARCP. The amended credit agreement includes affirmative and negative covenants, financial performance covenants, and events of default that are customary for senior secured credit facilities of this type.

Existing Credit Facility

ARCP and the ARCP OP are parties to the existing credit facility with Wells Fargo, National Association, or the existing credit facility, as administrative agent, and other lenders party thereto.

The existing credit facility has commitments of $1.7 billion (under which $645.2 million was available at December 18, 2013). The amount available reflects the repayment of $570.0 million of the outstanding principal amount under the existing credit facility from the net proceeds of two underwritten public offerings of long-term convertible senior notes in December 2013, which is available to be re-borrowed. The existing credit facility has an accordion feature, which, if exercised in full, would allow ARCP to increase borrowings under the existing credit facility by $1.5 billion to $3.2 billion, subject to additional lender commitments, borrowing base availability and other conditions.

Borrowings under ARCP’s credit facility are subject to customary conditions for these types of financings, including (a) the bring-down of ARCP’s representations and warranties, (b) no default existing, (c) timely notice by ARCP and (d) borrowing base availability. ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. Any failure to comply with these financial maintenance covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, (1) the completion of due diligence review of the assets, liabilities and properties of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the ARCT IV Merger consideration, ARCT IV and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the consideration in the merger, Cole and its subsidiaries, (2) the absence of any change, occurrence or development that has had, or could reasonably be expected to result in, (x) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties or liabilities of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the ARCT IV Merger consideration, ARCT IV and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the consideration in the merger, Cole and its subsidiaries, or (y) a material impairment of the rights and remedies of the credit facility lenders and agents under the credit agreement for the credit facility and (3) to the extent any portion of such additional commitments are anticipated to be syndicated by the lenders providing such additional commitments, the absence of any material adverse change or material disruption in the loan syndication, financial, banking or capital markets that has impaired or could reasonably be expected to impair the syndication of such additional commitments.

At December 18, 2013, the existing credit facility contains a $940.0 million term loan facility and a $760.0 million revolving credit facility. Loans under the existing credit facility are priced at the applicable rate (at ARCP's election, either a floating interest rate based on one month LIBOR, determined on a daily basis) plus 1.60% to 2.20%, or a prime-based interest rate, based upon ARCP’s current leverage. To the extent that ARCP receives an investment grade credit rating as determined by a major credit rating agency, at ARCP's election, advances under the revolving credit facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon ARCP’s then current investment grade credit rating. ARCP may also make fixed rate borrowings under the existing credit facility.

The existing credit facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the existing credit facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. ARCP has guaranteed the obligations under the existing credit facility. The revolving credit facility and any loans outstanding thereunder will mature on February 14, 2017, unless extended, and the term loan facility and any loans outstanding thereunder will mature on February 14, 2018. ARCP may prepay borrowings under the existing credit facility and ARCP incurs an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The existing credit facility also requires ARCP to maintain certain property available for collateral as a condition to funding.

As of December 18, 2013, there was $1.1 billion outstanding on the existing credit facility, of which $539.8 million bore a floating interest rate of 3.17%, and for $515 million of the existing credit facility's floating base interest rate is fixed through the use of derivative instruments used to hedge interest rate volatility. Including the spread, which can vary based on ARCP’s leverage, interest on this portion was 3.85% at December 18, 2013. At December 18, 2013, there was up to $1.4 billion available to ARCP for future borrowings, subject to additional lender commitments under the accordion feature and borrowing availability.

The existing credit facility requires restrictions on corporate guarantees as well as the maintenance of financial covenants including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) and the maintenance of a minimum net worth. At December 18, 2013, ARCP was in compliance with the financial and debt covenants under the existing credit facility.

Commitments and Proposals as to Mortgage Loans

ARCP has received a non-binding conditional commitment from one lender to provide a loan of up to $620.0 million, which amount may be adjusted downward to achieve compliance with financial covenants related to debt service coverage ratio, debt yield and loan to value ratio. The principal amount of this facility will be payable on maturity, which, if incurred, is anticipated to be after 10 years. The interest rate, which will be set in connection with the definitive documentation, under the facility will be 2.07% in excess of the applicable 5, 7 or 10 year “swap yield” subject to a floor rate of not less than 2.84% (estimated by ARCP as of December 18, 2013 to be 4.98%).

The loan, if incurred, will be made to one or more special-purpose entities owned and controlled by the ARCP OP, the activities of which would be limited to owning and operating the properties securing the loan. The lender will also be permitted to securitize the loan or convert any portion of it into subordinate financing at or following closing. The loan will be secured by a first mortgage lien on approximately 70 properties to be identified prior to closing.

The loan, if incurred, will contain a financial covenant to maintain a minimum debt service coverage ratio. The loan, if incurred, will contain certain customary negative covenants that restrict the borrower entities’ ability to incur secured and unsecured indebtedness. The facility will also be subject to restrictions on any assignment or any transfer of direct or indirect interests in the borrower entities resulting in a change in control.

The non-binding conditional commitment is subject to certain conditions including the completion of due diligence, the negotiation of definitive documentation, the satisfaction of certain financial covenants (including a minimum debt service coverage ratio of 1.48, minimum debt yield of 9.8%, maximum loan to value ratio of 65% and a maximum loan to cost ratio of 65%) and other customary closing conditions.

ARCP has received three non-binding proposals on substantially similar terms from another lender, to provide three loans, of up to $87.3 million in aggregate, which amount may not exceed 65% of the appraised value of the properties securing each loan. The loans, if incurred, will be made to special-purpose entities owned and controlled by the ARCP OP, the activities of which would be limited to owning and operating the properties securing the loans (which are anticipated to be a portfolio of 11 properties leased to CVS, a portfolio of 7 properties leased to Walgreens and a single property leased to FedEx Freight). The interest rate through an initial five-year term will be 3.25% and will be reset at a rate no less than 3.25% during a five-year extension term entered into by mutual agreement of the parties during which the principal amount outstanding will amortize on a 30-year schedule. The loans, if incurred, will contain a financial covenant to maintain a minimum debt service coverage ratio. The loans, if incurred, will also contain certain customary negative covenants that restrict the borrower entities’ ability to incur secured and unsecured indebtedness. The non-binding proposals are subject to certain conditions, including the completion of due diligence, the closing of the loans by December 17, 2013 and other customary closing conditions.

ARCP has received three commitments from a third lender to provide loans of up to $49.3 million, which amount may not exceed 60% of the cost or appraised value of the properties (which consist of properties leased to Walgreens and FedEx Ground) that will secure the loans. The loans, if incurred, will be made to a special-purpose entity owned and controlled by the ARCP OP. The interest rate will be between 3.57% and 4.25%, subject to an interest rate swap at closing. The principal amount of the loans will be payable at maturity, which will be between five and seven years. The loans, if incurred, will contain a financial covenant to maintain a minimum debt service coverage ratio.

The commitments are subject to certain conditions, including (1) the absence of any material adverse change with respect to (i) the ARCP OP, the borrower entity or the properties used as collateral or (ii) financial, banking or capital markets conditions, (2) the completion of, and satisfaction in all respects by the lender with the results of, due diligence investigation of the ARCP OP, the borrower entity and the properties used as collateral, (3) the negotiation, execution and delivery of definitive documentation by December 15, 2013, and (4) other customary closing conditions.

Barclays Facility

Pursuant to a commitment letter, as amended, ARCP received commitments from the Commitment Parties to provide (i) up to $2.175 billion in senior secured term loans (which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase commitments thereunder by up to $350.0 million), which we refer to as the Barclays Term Loan Facility and (ii) up to $575.0 million in senior unsecured bridge loans, which we refer to as the Barclays Bridge Facility. In accordance with the terms of the commitment letter described below, the commitments of the Commitment Parties were reduced as a result of the issuance of an aggregate of $690.0 million in convertible senior notes (including $90.0 million of notes issued on exercise of the underwriters’ over-allotment option) of ARCP pursuant to two underwritten public offerings of long-term convertible senior notes in December 2013. After such issuance, $2.06 billion remains available under the Barclays Term Loan Facility, and the Barclays Bridge Facility was eliminated.

The commitments of the Commitment Parties under the commitment letter are subject to certain conditions, including the absence of a material adverse effect in respect of Cole, the negotiation of definitive documentation and pro forma compliance with financial covenants, including maximum consolidated leverage, minimum fixed charge coverage, minimum borrowing base interest coverage, minimum tangible net worth, maximum secured leverage and minimum total unencumbered asset value ratio.

The Barclays Facility, if incurred to fund the merger, will be guaranteed by ARCP and, subject to certain limits, each of the ARCP OP’s subsidiaries. The Barclays Facility will be secured solely by 100% of the equity interests of each subsidiary, subject to certain limits. The Barclays Facility matures five years after the date of incurrence, and will also include an accordion feature which will provide the ARCP OP with the ability to increase commitments under the Barclays Facility or add additional incremental commitments by the lesser of (i) $350.0 million and (ii) the amount that would not cause the aggregate amount of the Barclays Facility plus any such incremental facilities to exceed 75% of Total Asset Value (to be defined). The Barclays Facility will be subject to mandatory prepayment upon the occurrence of certain asset sale, insurance, and debt incurrence events, and for excess cash flow. The affirmative covenants, negative covenants, financial covenants and events of default under the Barclays Facility are expected to be substantially similar to those of the existing credit facility.

While the interest rates applicable to the Barclays Facility are subject to market conditions at the time of incurrence, it is expected that the Barclays Facility will bear interest at a rate per annum equal to LIBOR plus 3.00%. As of December 18, 2013, loans under the Barclays Facility would have borne interest at 3.17% per annum.

To the extent that the ARCP OP, Cole or any of their respective subsidiaries incurs or issues any other indebtedness or issues additional equity after the date of the commitment letter and prior to the closing of the merger, subject to certain exceptions set forth in the commitment letter (including incurrence of additional indebtedness under the existing credit facility of up to $500.0 million of additional borrowing so long as the outstanding amount does not exceed $2.2 billion, up to $1.65 billion under the repurchase facility and up to $900.0 million of mortgage financing the proceeds of which are used for acquisitions other than the merger), the commitments of the Commitment Parties under the commitment letter will be reduced on a dollar-for-dollar basis.

Repurchase Facility Commitment

ARCP has received a commitment for a repurchase facility, or the Repurchase Facility, of up to $1.25 billion. The initial draw under the Repurchase Facility, if incurred, will be for a minimum of $625.0 million, and the amount available under the Repurchase Facility will be reduced on a dollar-for-dollar basis at any time the amount outstanding under the Repurchase Facility is determined to be less than $625.0 million. The Repurchase Facility, if incurred, will only remain available until the earlier of (i) the closing of the merger and (ii) June 30, 2014. During the availability period, an asset-backed commercial paper conduit supported by the party to the facility will enter into one or more transactions with a special-purpose entity owned and controlled by ARCP in which the ARCP entity will transfer eligible loans made by the ARCP affiliate to another ARCP affiliate secured by certain single-tenant properties subject to triple net leases to the purchasing entity in exchange for funds, and the ARCP entity will be obligated to repurchase such loans from the purchasing entity at a future date at an increased price calculated with reference to, among other things, a rate equal to the purchasing entity’s cost of funds plus a spread (which rate is estimated by ARCP as of December 18, 2013 to be 2.67%) at a price equal to 60% of the lowest of (i) the market value of the purchased loans, (ii) the purchase price of the underlying properties securing the purchased loans and (iii) the most recent appraised value of the underlying properties securing the purchased loans. The loans that will be sold to the purchasing entity will be secured by triple net leased properties owned by ARCP OP that are agreed to by the purchasing entity and ARCP. The final repurchase transaction must be made within 364 days of the closing of the Repurchase Facility.

The commitment is subject to certain conditions, including (1) completion of due diligence, (2) requisite internal credit and management approvals having been obtained, (3) the absence of any material adverse change, (4) the negotiation, execution and delivery of definitive documentation, and (5) other customary closing conditions.

Other Sources

While the foregoing sources are expected to be available to finance the cash portion of the purchase price and expenses in connection with the merger and the other Recent and Pending Transactions, there can be no assurance that such sources of financing will be available or that the terms of loans pursuant to nonbinding conditional commitments, nonbinding proposals or commitments will not change from those described above. If the funding transactions are not consummated, ARCP will need to finance a portion of the cash consideration and other costs of the merger and other Recent and Pending Transactions by other means, which may result in ARCP’s incurring increased interest and fees, and being subject to different terms and conditions generally, on any such replacement financing. The interest rate, fees payable and terms and conditions generally, on any such replacement financing will depend on prevailing market conditions at the time. In addition, ARCP may determine to enter into additional or alternative financing arrangements, including debt or equity financing or the potential sales of properties to third parties to fund all or a portion of the cash consideration and other costs of the merger and other Recent and Pending Transactions.

Contractual Obligations on a Pro Forma Basis After Giving Effect to the Merger and Recent and Pending Transactions

The following is a summary of our contractual obligations, on a pro forma basis (in thousands), after giving effect to the issuance of senior convertible notes in two underwritten public offerings in December 2013 and the intended use of proceeds therefrom and the Recent and Pending Transactions and assuming that the Recent and Pending Transactions are financed as set forth under “ — Sources of Cash Consideration for Recent and Pending Transactions” and that the interest rates are at the rates, or if a range is provided at the mid-point of the estimated range set forth therein.

	Payments due by period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Principal payments-mortgage notes payable	$5,077,053	$139,335	$962,486	$1,024,691	$2,950,541
Interest payments-mortgage notes payable	1,766,759	305,177	555,239	377,626	528,717
Principal payments-convertible debt	1,000,000	—	—	597,500	402,500
Interest payments-convertible debt	172,169	30,000	60,000	57,013	25,156
Principal payments-secured term loan	60,654	12,638	25,005	23,011	—
Interest payments-secured term loan	8,663	3,176	4,194	1,293	—
Principal payments-senior corporate credit facility	1,665,272	—	—	1,665,272	—
Interest payments-senior corporate credit facility	140,508	41,632	83,264	15,612	—
Principal payments-credit facilities of acquired companies	1,929,899	7,899	142,000	1,780,000	—
Interest payments-credit facilities of acquired companies	177,121	40,639	80,909	55,280	293
Principal payments-other long-term debt	1,403,537	126,863	—	1,245,744	30,930
Interest payments-other long-term debt	284,754	48,992	97,096	97,096	41,570
Total	$13,686,389	$756,351	$2,010,193	$6,940,138	$3,979,707

DESCRIPTION OF ARCP SHARES

The following contains a summary of certain material provisions of ARCP’s charter and bylaws relating to the shares of ARCP common stock. The following description of the shares of ARCP common stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to ARCP’s charter (including the applicable articles supplementary designating the terms of a class or series of preferred stock) and bylaws.

General

ARCP’s charter, as amended on December 9, 2013, authorizes ARCP to issue up to 1.61 billion shares of stock, consisting of 1.5 billion shares of common stock, par value $0.01 per share, 10.0 million shares of manager’s stock, par value $0.01 per share, or Manager’s Stock, and 100.0 million shares of preferred stock, par value $0.01 per share, of which 21.7 million have been classified and designated as Series D Cumulative Convertible Preferred Stock. As of the consummation of the merger, ARCP expects approximately 294.5 million shares of ARCP common stock will be issued and outstanding (assuming holders of 80% of shares of Cole common stock receive ARCP common stock in the merger). The ARCP Board, with the approval of a majority of the entire ARCP Board and without any action taken by ARCP stockholders, may amend ARCP’s charter from time to time to increase or decrease the aggregate number of ARCP’s authorized shares or the number of shares of any class or series that ARCP has the authority to issue. Under Maryland law, stockholders are not generally liable for ARCP’s debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of ARCP’s stock and to the provisions of ARCP’s charter relating to the restrictions on ownership and transfer of ARCP’s stock, the holders of ARCP common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by the ARCP Board and declared by ARCP; and
•	are entitled to share ratably in all of ARCP’s assets available for distribution to holders of ARCP common stock upon liquidation, dissolution or winding up of ARCP’s affairs.

Upon issuance for full payment therefor, all common stock issued by ARCP will be fully paid and non-assessable. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of ARCP common stock. Holders of ARCP common stock generally will have no appraisal rights.

Subject to the provisions of ARCP’s charter relating to the restrictions on ownership and transfer of ARCP’s stock and except as may otherwise be provided in the terms of any class or series of common stock, holders of ARCP common stock are entitled to one vote per share on all matters on which holders of ARCP common stock are entitled to vote. The holders of ARCP common stock do not have cumulative voting rights.

The holders of ARCP common stock will vote together with the holders of shares of Manager’s Stock as a single class on all matters submitted to a vote of ARCP stockholders. Holders of shares of ARCP common stock are entitled to vote for the election of directors. A plurality of all the votes cast is sufficient to elect a director. Directors may be removed from office, with or without cause, by the affirmative vote of stockholders entitled to cast not less than 66 2/3% of the total votes entitled to be cast generally in the election of directors. Vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum). If a director resigns, effective at a future date, a majority of the directors then in office, including those who have submitted their resignation(s), may fill such vacancy or vacancies, effective when such resignation or resignations become effective. Any director elected to fill a vacancy will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

Power to Reclassify Shares of ARCP’s Stock

The ARCP Board may classify any unissued shares of preferred stock and reclassify any unissued shares of common stock or Manager’s Stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over ARCP common stock with respect to voting rights, distributions or upon liquidation, and authorize ARCP to issue the newly classified shares. Prior to the issuance of shares of each class or series, the ARCP Board is required by the MGCL and ARCP’s charter to set, subject to the provisions of ARCP’s charter regarding the restrictions on ownership and transfer of ARCP’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions may be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of ARCP’s stock or the rules of any stock exchange or automated quotation system on which ARCP’s securities may be listed or traded.

Power to Increase Authorized Stock and Issue Additional Shares of ARCP’s Common Stock, Manager’s Stock and Preferred Stock

ARCP believes that the power of the ARCP Board to amend the charter from time to time to increase the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that ARCP has the authority to issue, to issue additional authorized but unissued shares of ARCP common stock, Manager’s Stock or preferred stock and to classify or reclassify unissued shares of ARCP common stock, Manager’s Stock or preferred stock into other classes or series of stock and thereafter to cause ARCP to issue such classified or reclassified shares of stock will provide ARCP with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Shares of additional classes or series of stock, as well as additional shares of common stock, will be available for issuance without further action by ARCP’s stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which ARCP’s securities are then listed or traded. Although the ARCP Board does not intend to do so, it could authorize ARCP to issue a class or series of common stock or preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of ARCP that might involve a premium price for ARCP’s stockholders or otherwise be in their best interest.

Restrictions on Transfer and Ownership of Stock

In order for ARCP to qualify as a REIT under the Code, shares of ARCP’s stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

ARCP’s charter contains restrictions on the ownership and transfer of shares of ARCP’s common stock and other outstanding shares of stock. The relevant sections of ARCP’s charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value of the aggregate of ARCP’s outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s common stock; we refer to these limitations as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of ARCP’s outstanding shares of stock and 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s common stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of ARCP’s stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

The ARCP Board may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits or establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause ARCP to fail to qualify as a REIT. In order to be considered by the ARCP Board for exemption, a person also must not own, actually or constructively, an interest in one of ARCP’s tenants (or a tenant of any entity which ARCP owns or controls) that would cause ARCP to own, actually or constructively, more than a 9.8% interest in the tenant unless the revenue derived by ARCP from such tenant is sufficiently small that, in the opinion of the ARCP Board, rent from such tenant would not adversely affect ARCP’s ability to qualify as a REIT. The person seeking an exemption must represent and covenant to the satisfaction of the ARCP Board that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, the ARCP Board may, but is not be required to, obtain an opinion of counsel or Internal Revenue Service, which we refer to as the IRS, ruling satisfactory to the ARCP Board with respect to ARCP’s qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, the ARCP Board may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of ARCP’s stock is in excess of such decreased limits until such person’s percentage ownership of shares of ARCP’s stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of ARCP’s stock in excess of such percentage ownership will be in violation of the applicable limits. The ARCP Board may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of ARCP’s stock then outstanding. Prior to any modification of the ownership limits, the ARCP Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure ARCP’s qualification as a REIT.

ARCP’s charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of ARCP’s stock that would result in ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause ARCP to fail to qualify as a REIT; and
•	any person from transferring shares of ARCP’s stock if such transfer would result in shares of ARCP’s stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of ARCP’s stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of ARCP’s stock will be required to immediately give written notice to ARCP or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to ARCP, and provide ARCP with such other information as ARCP may request in order to determine the effect of such transfer on ARCP’s qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of ARCP’s stock will not apply if the ARCP Board determines that it is no longer in ARCP’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions on ownership and transfer of ARCP’s stock is no longer required in order for ARCP to qualify as a REIT.

If any transfer of shares of ARCP’s stock would result in shares of ARCP’s stock being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of ARCP’s stock or any other event would otherwise result in:

•	any person violating the ownership limits or such other limit established by the ARCP Board; or
•	ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause ARCP to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by ARCP, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in ARCP’s charter, then the charter provides that the transfer of the shares will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares.

Shares of stock transferred to a charitable trust are deemed offered for sale to ARCP, or ARCP’s designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a devise or gift, the market price, defined generally as the last reported sales price reported on NASDAQ (or other applicable exchange), per share of such stock at the time of such devise or gift) and (2) the market price on the date ARCP, or ARCP’s designee, accept such offer. ARCP may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. ARCP may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. ARCP has the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below. Upon a sale to ARCP, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.

If ARCP does not buy the shares, the charitable trustee must, within 20 days of receiving notice from ARCP of the transfer of the shares to the charitable trust, sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of ARCP’s stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the prohibited owner did not give value for the shares in connection with the event that resulted in the transfer to the charitable trust, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to discovery by ARCP that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand by the charitable trustee. The prohibited owner will have no rights in the shares held by the charitable trust.

The charitable trustee will be designated by ARCP and will be unaffiliated with ARCP and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by ARCP with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to ARCP’s discovery that shares of stock have been transferred to the charitable trust must be paid by the recipient to the charitable trust upon demand by the charitable trustee. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to ARCP’s discovery that the shares have been transferred to the charitable trust; and
•	to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if ARCP has already taken irreversible corporate action, then the charitable trustee may not rescind and recast the vote.

If the ARCP Board determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of ARCP’s stock set forth in ARCP’s charter, the ARCP Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing ARCP to redeem shares of stock, refusing to give effect to the transfer on ARCP’s books or instituting proceedings to enjoin the transfer.

At ARCP’s request, every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of ARCP’s stock, including common stock, will be required to give written notice to ARCP within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of ARCP’s stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to ARCP such additional information as ARCP may request in order to determine the effect, if any, of such beneficial ownership on ARCP’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial or constructive owner of ARCP’s stock and each person (including the stockholder of record) who is holding ARCP stock for a beneficial or constructive owner will be required to provide to ARCP such information as ARCP may request, in good faith, in order to determine ARCP’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of ARCP’s stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of ARCP’s stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for ARCP common stock or otherwise be in the best interest of ARCP’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for ARCP’s common stock is Computershare Trust Company, N.A.

Listing

ARCP’s shares of common stock are listed on the NASDAQ under the symbol “ARCP.” ARCP will apply to have the new shares of ARCP common stock to be issued in connection with the merger listed on the NASDAQ upon the consummation of the merger. If the merger is completed, shares of Cole common stock will be deregistered under the Exchange Act.

THE ARCP SPECIAL MEETING

Date, Time, Place and Purpose of ARCP’s Special Meeting

The special meeting of the stockholders of ARCP will be held at The Core Club, located at 66 East 55th Street, New York, New York, on January 23, 2014, commencing at 9:00 am, local time. The purpose of ARCP’s special meeting is:

1.	to consider and vote on a proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

Recommendation of the ARCP Board

The ARCP Board has unanimously (i) determined that the each of merger agreement and the merger is fair and reasonable, advisable and in the best interests of ARCP and its stockholders; (ii) approved the merger agreement, the merger and the other transactions contemplated thereby and (iii) recommended that the ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. The ARCP Board unanimously recommends that you vote FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the ARCP Board and Its Reasons for the Merger” beginning on page 118.

Record Date; Who Can Vote at ARCP’s Special Meeting

The ARCP Board has fixed the close of business on December 20, 2013, as the record date for determination of ARCP stockholders entitled to receive notice of, and to vote at, ARCP’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of ARCP common stock at the close of business on the record date are entitled to receive notice of, and to vote at, ARCP’s special meeting. As of ARCP’s record date, there were 202,095,225 shares of ARCP common stock outstanding and entitled to be voted at ARCP’s special meeting, held by approximately 1,400 holders of record.

Each share of ARCP common stock is entitled to one vote on the proposals to approve issuance of shares of ARCP common stock pursuant to the merger agreement and to solicit additional proxies.

Vote Required for Approval; Quorum

Approval of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast on such proposal.

ARCP’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting constitutes a quorum at a meeting of its stockholders. Shares that are voted, shares that are held by holders who are present at the meeting in person or by proxy and who do not vote or abstain and abstentions are treated as being present at ARCP’s special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have no effect on the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement as long as a quorum is present at the meeting. For purposes of the vote on the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, abstentions and broker non-votes, if any, will have no effect on the result of the vote.

Manner of Authorizing Proxy

ARCP stockholders may submit their votes for or against the proposals submitted at ARCP’s special meeting in person or by proxy. ARCP stockholders may authorize a proxy in the following ways:

•	Internet. ARCP stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.
•	Telephone. ARCP stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.
•	Mail. ARCP stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

ARCP stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which ARCP stockholders authorize a proxy will in no way limit their right to vote at ARCP’s special meeting if they later decide to attend the meeting and vote in person. If shares of ARCP common stock are held in the name of a broker or other nominee, ARCP stockholders must obtain a “legal proxy,” executed in their favor, from the broker or other nominee (which may take several days), to be able to vote in person at ARCP’s special meeting.

All shares of ARCP common stock entitled to vote and represented by properly completed proxies received prior to ARCP’s special meeting, and not revoked, will be voted at ARCP’s special meeting as instructed on the proxies. If ARCP stockholders of record do not indicate how their shares of ARCP common stock should be voted on a proposal, the shares of ARCP common stock represented by their properly executed proxy will be voted as the ARCP Board recommends and therefore FOR the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCP common stock will NOT be voted and will be considered broker non-votes.

Shares Held in “Street Name”

If ARCP stockholders hold shares of ARCP common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If ARCP stockholders hold shares of ARCP common stock in an account of a broker or other nominee and attend ARCP’s special meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of ARCP common stock and authorizing them to vote.

Shares of ARCP common stock held by brokers and other nominees will NOT be voted unless such ARCP stockholders instruct such brokers or other nominees how to vote.

Revocation of Proxies or Voting Instructions

ARCP stockholders of record may change their vote or revoke their proxy at any time before it is exercised at ARCP’s special meeting by:

•	submitting notice in writing to ARCP’s Secretary at American Realty Capital Properties, Inc., 405 Park Avenue, 15th Floor, New York, New York 10022, that you are revoking your proxy;

•	executing and delivering a later-dated proxy card or authorizing a later-dated proxy by telephone or on the Internet; or
•	voting in person at ARCP’s special meeting.

Attending ARCP’s special meeting without voting will not revoke your proxy.

ARCP stockholders who hold shares of ARCP common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of the Votes

ARCP will appoint an Inspector of Election for ARCP’s special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

ARCP will pay the cost of soliciting proxies.  Directors, officers and employees of ARCP may solicit proxies on behalf of ARCP in person or by telephone, facsimile or other means, for which they will not receive any additional compensation. ARCP has engaged MacKenzie Partners, Inc. and ANST to assist it in the solicitation of proxies. ARCP has agreed to pay MacKenzie Partners, Inc. an amount initially not expected to exceed $30,000, which includes the payment of certain fees and expenses for its services to solicit proxies. Pursuant to the ARCP letter agreement, ARCP will pay to RCS Advisory Services, RC Securities and ANST an aggregate amount of $750,000 in consideration for the services provided under the ARCP letter agreement, including additional assistance in the solicitation of proxies. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger.”

In accordance with the regulations of the SEC and the NASDAQ, ARCP also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of ARCP common stock.

PROPOSALS SUBMITTED TO ARCP STOCKHOLDERS

Common Stock Share Issuance Proposal

(Proposal 1 on the ARCP Proxy Card)

If the merger is consummated pursuant to the merger agreement, Cole stockholders will receive per share, at the election of each such stockholder, either (i) 1.0929 shares of ARCP common stock or (ii) $13.82 in cash (subject to the proration adjustment in accordance with the merger agreement, as described below).

In no event will the cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger. If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of the cash consideration paid will be reduced on a pro rata basis with the remaining consideration paid in ARCP common stock. Cash will be paid in lieu of any fractional shares.

Under the NASDAQ Stock Market Rules, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of securities if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of twenty percent (20%) of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed pursuant to the merger agreement, we estimate that ARCP will issue or reserve for issuance approximately 544.5 million shares of ARCP common stock in connection with the merger which is the maximum number of shares of ARCP common stock which would be issued if 100% of the merger consideration is elected by Cole stockholders to be received in shares of ARCP common stock. On an as-converted basis, the aggregate number of shares of ARCP common stock that ARCP will issue in the merger will exceed 20% of the shares of ARCP common stock outstanding before such issuance, and for this reason, ARCP must obtain the approval of ARCP stockholders for the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

The approval of this proposal by ARCP stockholders is a condition to the consummation of the merger. In the event this proposal is not approved by ARCP stockholders, the merger cannot be consummated. In the event this proposal is approved by ARCP stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, ARCP will not issue the shares of ARCP common stock.

ARCP is asking ARCP stockholders to approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger agreement.

Approval of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of ARCP common stock entitled to vote on such proposal.

Recommendation of the ARCP Board

The ARCP Board unanimously recommends that ARCP stockholders vote “FOR” the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

ARCP Adjournment Proposal

(Proposal 2 on the ARCP Proxy Card)

ARCP’s special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

If, at ARCP’s special meeting, the number of shares of ARCP common stock present or represented and voting in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement is insufficient to approve such proposal, ARCP intends to move to adjourn ARCP’s special meeting in order to enable the ARCP Board to solicit additional proxies for approval of such proposal. In addition, as permitted by the MGCL, prior to the ARCP special meeting being convened, the meeting may be postponed by the ARCP Board to a date not more than one hundred twenty (120) days after the record date for the special meeting.

ARCP is asking ARCP stockholders to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the ARCP Board

The ARCP Board unanimously recommends that ARCP stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement.

THE COLE SPECIAL MEETING

Date, Time, Place and Purpose of Cole’s Special Meeting

The special meeting of the stockholders of Cole will be held at The Arizona Biltmore, 2400 East Missouri Avenue, Phoenix, Arizona, on January 23, 2014, commencing at 9:00 am, local time. The purpose of Cole’s special meeting is:

1.	to consider and vote on a proposal to approve the merger and the other transactions contemplated by the merger agreement;
2.	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to Cole’s named executive officers in connection with the merger; and
3.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Recommendation of the Cole Board

The Cole Board has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The Cole Board unanimously recommends that Cole stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve specified compensation that may become payable to Cole’s named executive officers in connection with the merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the Cole Board and Its Reasons for the Merger” beginning on page 122.

Record Date; Who Can Vote at Cole’s Special Meeting

Only holders of record of Cole common stock at the close of business on December 20, 2013, Cole’s record date, are entitled to notice of, and to vote at, Cole’s special meeting and any postponement or adjournment of the special meeting. As of Cole’s record date, there were 473,649,295 shares of Cole’s common stock issued. Each share of Cole common stock issued on Cole’s record date is entitled to one vote on each proposal at Cole’s special meeting. Fractional shares will have corresponding fractional votes.

Vote Required for Approval; Quorum

The proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of Cole stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. The proposal to approve on an advisory (non-binding) basis, specified compensation that may become payable to Cole’s named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast on such proposal. The proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Cole’s bylaws provide that at any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum. There must be a quorum present in order for business to be transacted at the Cole special meeting. Shares that are voted, shares that are held by holders who are present at the meeting in person or by proxy and who do not vote or abstain and abstentions are treated as being present at the Cole special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

For purposes of these proposals, abstentions and broker non-votes, if any, will count toward the presence of a quorum but will have the same effect as votes AGAINST the proposal to approve the merger and the other transactions contemplated by the merger agreement. However, abstentions and broker non-votes, if any, will have no effect on the proposals to approve, on an advisory basis, specified compensation for Cole executives or to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For purposes of the advisory (non-binding) vote to approve the specified compensation that may become payable to Cole’s named executive officers in connection with the merger, abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote.

Manner of Authorizing Proxy

Cole stockholders may submit their votes for or against the proposals submitted at the Cole special meeting in person or by proxy. In order to vote in person, Cole stockholders must attend the Cole special meeting. Cole stockholders may authorize a proxy in the following ways:

•	Internet. Cole stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.
•	Telephone. Cole stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.
•	Mail. Cole stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

Cole stockholders should refer to their proxy card or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which Cole stockholders authorize a proxy will in no way limit their right to vote at the Cole special meeting if they later decide to attend the meeting in person. If Cole stockholders attend the Cole special meeting, they may vote in person, and any previous proxies that such Cole stockholder authorized will be superseded by the vote cast at the Cole special meeting. Cole stockholders may also attend the Cole special meeting without revoking any previously authorized proxy.

All shares of Cole common stock entitled to vote and represented by properly completed proxies received prior to Cole’s special meeting, and not revoked, will be voted at the Cole special meeting as instructed on the proxies. If Cole stockholders return their signed proxy cards, or authorize their proxy by telephone or over the Internet, but do not indicate how they wish to vote, the shares of Cole common stock represented by their properly executed proxy will be counted as present for purposes of determining a quorum and will be voted as the Cole Board recommends and, therefore, (1) FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement (2) FOR the advisory (non-binding) proposal to approve specified compensation that may become payable to Cole’s named executive officers in connection with the merger and (3) FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Revocation of Proxies or Voting Instructions

Cole stockholders have the right to revoke their proxy at any time before the vote by: (1) notifying Kimberly J. Smith, Cole’s secretary, in writing at Cole’s offices located at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016; (2) attending the meeting and voting in person; or (3) returning another proxy after their first proxy, which is received before the special meeting date. Only the most recent vote will be counted and all others will be discarded regardless of the method of voting.

Solicitation of Proxies

The solicitation of proxies from Cole stockholders is made on behalf of the Cole Board. Cole will pay all the costs of soliciting these proxies. Cole will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to Cole stockholders.

In addition to mailing proxy solicitation material, the Cole directors, officers and employees, as well as any third-party proxy service companies Cole retains, may also solicit proxies in person, by telephone or by any other electronic means of communication Cole deems appropriate. No additional compensation will be paid to Cole directors, officers or employees for such services. Cole has retained Broadridge Investor Communication Solutions, Inc. and D.F. King & Co., Inc. to assist Cole in the distribution of proxy materials and solicitation of votes. Cole anticipates the costs of such services to be approximately $900,000.

PROPOSALS SUBMITTED TO COLE STOCKHOLDERS

Merger Proposal

(Proposal 1 on the Cole Proxy Card)

Cole stockholders are asked to approve the merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal to approve the merger and the other transactions contemplated by the merger agreement, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 104 and “The Merger Agreement” beginning on page 180. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

Cole is requesting that Cole stockholders approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of shares of Cole common stock entitled to cast a majority of all the votes entitled to be cast on such proposal.

Recommendation of the Cole Board

The Cole Board has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The Cole Board unanimously recommends that Cole stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Non-Binding Advisory Vote Approving Compensation

(Proposal 2 on the Cole Proxy Card)

The Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require Cole to provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of Cole that is based on or otherwise relates to the merger. Information required by Item 402(t) of Regulation S-K concerning this compensation, subject to certain assumptions described therein, is presented under the heading “The Merger — Golden Parachute Compensation.”

Accordingly, Cole is requesting that holders of shares of Cole common stock vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Cole’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this joint proxy statement/prospectus relating to the Cole special meeting in the table entitled “Golden Parachute Compensation”, including the associated narrative discussion and footnotes.

Approval of this proposal is not a condition to completion of the merger. Accordingly, any “golden parachute compensation” subject to this vote, including amounts that Cole is contractually obligated to pay, could still be payable regardless of the outcome of this advisory vote, subject only to the conditions applicable thereto.

Approval of this advisory, non-binding proposal to approve specified compensation that may become payable to Cole named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast on the proposal.

Recommendation of the Cole Board

The Cole Board unanimously recommends Cole stockholders vote “FOR” the advisory (non-binding) proposal to approve specified compensation that may become payable to Cole’s named executive officers in connection with the merger.

Cole Adjournment Proposal

(Proposal 3 on the Cole Proxy Card)

The Cole special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies to obtain additional votes in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

If, at the Cole special meeting, the number of shares of Cole common stock present or represented by proxy and voting in favor of the merger proposal is insufficient to approve the proposal to approve the merger and the other transactions contemplated by the merger agreement, Cole intends to move to adjourn its special meeting to a date not more than one hundred twenty (120) days after the record date for the special meeting in order to enable the Cole Board to solicit additional proxies for approval of the proposal. In addition, as permitted by the MGCL, prior to the Cole special meeting being convened, the meeting may be postponed by the Cole Board to a date not more than one hundred twenty (120) days after the record date for the special meeting.

Cole is requesting that Cole stockholders approve the adjournment of Cole’s special meeting, if necessary or appropriate, to another time and place for the purpose of soliciting additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate and to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement, requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the Cole Board

The Cole Board unanimously recommends Cole stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

THE MERGER

The following is a description of the material aspects of the merger. While ARCP and Cole believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to ARCP stockholders and Cole stockholders. ARCP and Cole encourage ARCP stockholders and Cole stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference, for a more complete understanding of the merger.

General

The ARCP Board and the Cole Board have each unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. In the merger, Cole will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of ARCP. Cole stockholders will receive the merger consideration described below under “The Merger Agreement — Merger Consideration; Conversion or Cancellation of Shares in the Merger.”

ARCP’s properties consist primarily of freestanding single-tenant commercial properties net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Cole’s portfolio consists primarily of single- and multi-tenant retail and commercial properties which are net leased to national and regional creditworthy tenants.

As of September 30, 2013, Cole owned 1,026 properties consisting of 44.8 million square feet, which were 99% leased with a weighted average remaining lease term of 11.9 years. As of September 30, 2013, rental revenues derived by Cole from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure).

As of September 30, 2013, ARCP owned 1,219 properties (excluding one vacant property classified as held for sale), consisting of 20.4 million square feet, which were 100% leased with a weighted average remaining lease term of 9.5 years. As of September 30, 2013, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 59% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). Assuming the merger and the Pending Transactions are consummated, the combined company will own, on a pro forma basis as of September 30, 2013, 3,664 properties, consisting of 99.9 million square feet, which are 99% leased with a weighted average remaining lease term of 10.4 years, with 50% of rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major credit agency. The surviving entity in the merger will own a larger and more diversified portfolio that uniquely combines Cole’s portfolio of necessity-based properties with stable, current income that are leased to name-brand, creditworthy tenants and subject to long-term leases, with ARCP’s portfolio, which has properties with stable income from high credit quality tenants and properties with substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

Background of the Merger

As part of the ongoing evaluation of Cole’s business, the Cole Board has periodically considered potential opportunities to maximize shareholder value through a variety of strategic alternatives, including potential business combinations, the sale of the company and potential acquisitions of other REITs.

In late January 2013, Nicholas S. Schorsch, Chairman and Chief Executive Officer of ARCP, contacted a representative of Goldman, Sachs & Co. (which is referred to as Goldman Sachs), to discuss the possibility of engaging with Cole to discuss potential strategic transactions. Goldman Sachs and Lazard Fréres & Co. LLC (which is referred to as Lazard) had been engaged by a special committee of the Cole Board (which is referred to as the Cole Special Committee) comprised of the directors of the Cole Board who meet the standards of independence set forth in Cole’s then-current charter and applicable securities laws, including the independence requirements of the NYSE (Thomas A. Andruskevich, Scott P. Sealy, Sr. and Leonard W. Wood)

(who are collectively referred to as the independent directors), in order to assist the Cole Special Committee in its review of a potential related-party strategic transaction. After receiving this call, representatives of Goldman Sachs informed Wachtell, Lipton, Rosen & Katz (which is referred to as Wachtell Lipton), the Cole Special Committee’s outside legal counsel, that Mr. Schorsch had contacted Goldman Sachs regarding Cole.

On January 30, 2013, at a previously scheduled meeting of the Cole Special Committee, which included representatives of Goldman Sachs and Lazard, as well as the Cole Special Committee’s outside legal counsel Wachtell Lipton and Venable LLP (which is referred to as Venable), representatives of Goldman Sachs informed the Cole Special Committee that Mr. Schorsch had contacted Goldman Sachs regarding Cole.

In late February 2013, Mr. Schorsch again contacted representatives of Goldman Sachs and contacted representatives of Robert A. Stanger & Co. (which is referred to as Stanger), a firm providing certain advisory services to the Cole Special Committee, in each case in order to discuss potential transactions involving Cole. On February 27, 2013, at a meeting of the Cole Special Committee, the committee discussed reports of these conversations with its legal and financial advisers, and noted that it had not received any concrete offer from Mr. Schorsch for consideration and that Mr. Schorsch had not taken steps to approach the Cole Special Committee with what it considered to be a proposal of credible detail.

On March 5, 2013, the Cole Special Committee resolved to recommend to the Cole Board its approval of the acquisition by Cole of Cole Holdings (which is referred to as the Cole Acquisition), including the merger agreement among Cole, Cole Holdings, CREInvestments, LLC and Christopher H. Cole (which is referred to as the Cole Holdings Merger Agreement), and later that day the Cole Holdings Merger Agreement was executed by all parties. On March 6, 2013, Cole issued a press release and investor presentation regarding the Cole Holdings Acquisition and the execution of the Cole Holdings Merger Agreement.

At a meeting of the ARCP Board held on March 10, 2013 at which representatives from RCS Capital, the investment banking and capital markets division of Realty Capital Securities, LLC (which is referred to as RCS Capital), were present, the ARCP Board discussed a possible bid for all of the outstanding common stock of Cole, which, at that time, was a non-traded REIT that had not yet consummated the Cole Holdings Acquisition. A preliminary offer for Cole consisting of either cash or shares of ARCP common stock was discussed by the ARCP Board and certain members of ARCP management present at the meeting. The ARCP Board and members of management also discussed retaining external legal and strategic advisors to assist in the process of developing a proposed bid for Cole. The ARCP Board instructed management to prepare additional materials and financial models, as well as move forward on interviewing potential third party advisors, including investment banks and external merger and acquisition counsel, in each case in advance of a future meeting of the ARCP Board to be convened to further discuss the proposed transaction.

At a meeting of the ARCP Board held on March 12, 2013 at which representatives from RCS Capital, Weil, Gotshal & Manges LLP (which is referred to as Weil) and Proskauer Rose LLP, or Proskauer, were present, the ARCP Board continued discussions surrounding a possible bid for all of the outstanding common stock of Cole, which, at that time, was a non-traded REIT that had not yet consummated the Cole Holdings Acquisition. Certain members of ARCP management present at the meeting presented to the ARCP Board materials outlining the proposed transaction with Cole. After discussion, the ARCP Board unanimously authorized management to prepare a financial model and an offer letter to be submitted to Cole. At this meeting, after review of presentation materials regarding the credentials and past experience of RCS Capital, the independent members of the ARCP Board approved the engagement of RCS Capital as structuring and merger and acquisition advisor to ARCP in connection with the proposed transaction. In addition, at this meeting Mr. Schorsch reported to the ARCP Board that he and other members of ARCP management had previously interviewed various investment banking firms to act as ARCP’s financial and strategic advisor in connection with the proposed transaction. Mr. Schorsch explained that the criteria for selecting an investment bank to act as ARCP’s financial and strategic advisor included, among other things, an investment bank’s institutional knowledge of the non-traded and traded REIT industries, its capacity to provide the functions of a full service investment bank and the investment banking team’s past experience advising other companies in connection with similar transactions. Following discussion, the independent directors of the ARCP Board authorized management to proceed with negotiations to finalize an engagement with an investment bank as may be recommended by management, as external financial advisor in connection with the proposed transaction. At this meeting the ARCP Board also approved the engagement of Weil as ARCP’s external M&A counsel in connection with the proposed transaction, reaffirmed the continued engagement of Proskauer as ARCP’s external corporate counsel in connection with the transaction, and engaged the Abernathy MacGregor Group as ARCP’s public relations firm in connection with the proposed transaction.

At a meeting of the ARCP Board held on March 17, 2013 at which representatives of RCS Capital, Weil and Proskauer were present, Mr. Schorsch reported that based on the criteria for selecting an investment banking firm outlined to the ARCP Board on March 12, 2013, Barclays Capital was selected to attend the meeting and give a presentation to the ARCP Board. The Barclays Capital investment banking team delivered a presentation to the ARCP Board which described the team’s experience in the non-traded and traded REIT industries and its views on the current state of the financial markets. Following the interview, the ARCP Board ratified management’s engagement of Barclays Capital in connection with the proposed transaction. Members of ARCP management then presented to the ARCP Board the proposal that it intended to submit to Cole, which provided for the acquisition by ARCP of 100% of the outstanding common stock of Cole for either (a) $12.00 per share in cash or (b) 0.80 of a share of ARCP common stock for each share of Cole common stock, with a guarantee that the value of the share consideration will not be less than $12.00 per share. ARCP Management also proposed up to $1.15 billion (or approximately 20% of the outstanding shares of Cole common stock) would be paid in cash and the balance would be paid in shares of ARCP common stock, and that ARCP would be willing to consider increasing the maximum consideration to be paid in cash to 40% of the outstanding shares of Cole common stock, so long as Cole stockholders preserve their tax-free exchange safe harbor. At this meeting, Weil made a presentation to the ARCP Board with respect to the duties of directors under Maryland law in connection with the consideration and exploration of strategic alternatives and discussed the statutory standard of conduct for directors of a Maryland corporation that applies to all actions by the board, including a decision whether to consider exploring strategic alternatives. After discussion, the ARCP Board authorized management to submit to the Cole Board a proposal on the terms discussed at the meeting.

On March 19, 2013, Mr. Schorsch contacted Mr. Cole regarding an unsolicited proposal to acquire 100% of the outstanding common stock of Cole. Mr. Schorsch and William M. Kahane, the Chief Executive Officer of RCS Capital, then contacted Mr. Cole and Marc T. Nemer, the Chief Executive Officer of Cole, about ARCP’s proposal, and shortly thereafter ARCP sent the Cole Board a letter outlining its proposal. This proposal provided for consideration consisting of either (a) $12.00 per share in cash or (b) 0.80 of a share of ARCP common stock for each share of Cole common stock, with what ARCP characterized as a “guarantee” that the value of the stock consideration would not be less than $12.00 per share, that the cash consideration would be paid for up to approximately 20% of the outstanding shares of Cole common stock, and that ARCP would be willing to consider increasing the maximum consideration to be paid in cash to 40% of the outstanding shares of Cole common stock, so long as Cole stockholders preserve their tax-free exchange safe harbor. In its proposal, ARCP indicated that in the event the Cole Holdings Acquisition were to be consummated, ARCP would need to reconsider its proposal, and potentially reduce its proposed valuation. On March 20, 2013, ARCP publicly disclosed this letter and issued a press release and investor presentation outlining its proposal, and on March 20, 2013 and March 21, 2013, representatives from Weil and Barclays Capital contacted representatives from Wachtell Lipton and Goldman Sachs, respectively, to discuss ARCP’s proposal and the Cole Board’s position.

On March 20 and 21, 2013, the Cole Special Committee met to discuss and consider the proposal put forth by ARCP in its letter. Following the Cole Special Committee’s discussion and review with its financial and legal advisors, on March 21, 2013, Cole issued a press release reaffirming the Cole Special Committee’s determination that the Cole Holdings Acquisition was in the best interests of Cole and its stockholders and that a sale of Cole to ARCP at this time was not in the best interests of Cole and its stockholders. In addition, on March 21, 2013, during a Cole Special Committee meeting, representatives of Goldman Sachs indicated they had received a message from a senior executive of another significant net-lease company (which is referred to as Party B), which requested that Goldman Sachs indicate to the Cole Special Committee that, in light of ARCP’s unsolicited proposal, Party B would be open to a transaction with Cole if the Cole Special Committee were eventually to decide that the sale of Cole were in the best interests of Cole and its stockholders. The senior executive of Party B did not make any specific offer, but instead expressed a desire to be involved if the Cole Special Committee decided to change the strategic direction of Cole.

Also on March 21, 2013, ARCP issued a press release responding to the Cole’s press release issued earlier in the day and reaffirming its commitment toward moving forward with its proposal.

On March 22, 2013, ARCP issued a press release responding to Cole Holdings’ letter directed to Cole Holdings’ business participants which rejected ARCP’s proposal to purchase all of the shares of common stock of Cole reaffirming the terms of its previously announced proposal.

The Cole Special Committee met again on March 22 and 24, 2013, to consider further the proposal put forth by ARCP in its March 19, 2013 letter. At the instruction of the Cole Special Committee, representatives of Goldman Sachs and Lazard contacted Mr. Schorsch and ARCP’s advisors to request clarification regarding certain elements of ARCP’s proposal, including discussion of the relative valuation indicated in the ARCP proposal. After discussion of these clarifications, and after further deliberation regarding the ARCP proposal, the Cole Special Committee again concluded that a sale of Cole to a third party at this time was not in the best interests of Cole and its stockholders.

On March 24, 2013 and March 25, 2013, representatives from Barclays Capital contacted representatives from Goldman Sachs to discuss ARCP’s proposal and the Cole Board’s position.

On March 25, 2013, Cole issued a press release and investor presentation reaffirming the Cole Special Committee’s view that the Cole Holdings Acquisition was in the best interests of Cole and its stockholders and that a sale of Cole to ARCP at this time was not in the best interests of Cole and its stockholders, and providing details as to the rationale for such determination.

At a meeting of the ARCP Board held on March 25, 2013 at which representatives of RCS Capital, Weil and Proskauer were present, members of ARCP management and ARCP’s external legal counsel and advisors discussed with the ARCP Board the status of negotiations, Cole’s public rejection of ARCP’s offer and the anticipated next steps for the proposed transaction. At a second meeting of the ARCP Board held on March 25, 2013, representatives of Barclays Capital made a presentation to the ARCP Board and discussed the perceived market reaction to ARCP’s offer. Following that presentation, the independent directors of the ARCP Board authorized management to submit a revised proposal to the Cole Board.

On March 25, 2013, Mr. Schorsch contacted Mr. Cole to discuss ARCP’s proposal and the potential for a transaction between ARCP and Cole. Mr. Cole noted that any decisions regarding actions to be taken by Cole with respect to the Cole Holdings Acquisition and the ARCP proposal would be made by the Cole Special Committee, not Mr. Cole, and that any communications should therefore be directed to the Cole Special Committee by way of its legal advisors at Wachtell Lipton.

On March 27, 2013, ARCP publicly announced a revised proposal to the Cole Board for an acquisition of 100% of the outstanding common stock of Cole, for consideration consisting of either (a) $12.50 per share in cash or (b) 0.80 of a share of ARCP common stock for each share of Cole common stock, with what ARCP again characterized as a “guarantee” that the value of the stock consideration would not be less than $13.59 per share. This proposal detailed that the cash consideration would be paid for up to approximately 20% of the outstanding shares of Cole common stock, and that ARCP would be willing to consider increasing the maximum consideration to be paid in cash to 40% of the outstanding shares of Cole common stock, so long as Cole stockholders preserve their tax-free exchange safe harbor. The ARCP letter also clarified that ARCP would be willing to complete the acquisition of Cole after Cole’s acquisition of Cole Holdings. The revised ARCP proposal was derived from ARCP’s review of certain Cole property-level financial data made publicly available by Cole on March 25, 2013. Representatives of Goldman Sachs and Lazard discussed the revised proposal with representatives of Barclays Capital during a conference call, following which time the Cole Special Committee met with its financial and legal advisors to review the revised proposal. Also on March 27, 2013, Mr. Schorsch discussed the revised proposal with Goldman Sachs, which indicated to Mr. Schorsch that it would set up a call between ARCP management and the Chairman of the Cole Special Committee.

On March 29, 2013, Mr. Wood, as chairman of the Cole Special Committee, held a conference call with Mr. Schorsch and Mr. Kahane to review the terms of ARCP’s latest proposal, and was joined on the call by representatives of Goldman Sachs, Lazard and Barclays Capital. In addition, representatives of Goldman Sachs and Lazard held additional diligence discussions with representatives of Barclays Capital regarding ARCP’s earnings and balance sheet projections, and the terms of its proposal.

On March 31, 2013, representatives of ARCP, Barclays Capital, Goldman Sachs and Lazard held additional discussions, following which the Cole Special Committee met on April 1, 2013 with its financial and legal advisors to review the preliminary findings and the discussions between Mr. Wood and Mr. Schorsch on March 29, 2013.

On April 1, 2013, Mr. Schorsch and representatives of Goldman Sachs continued discussions regarding ARCP’s latest proposal.

On April 2, 2013, ARCP sent another letter to the Cole Board, and later that day publicly filed that letter, along with a press release and revised investor presentation. This letter detailed a further revised proposal, in which the percentage of the cash component would be increased to a maximum of 60% of the outstanding shares of Cole common stock, with all other terms remaining unchanged from ARCP’s previous proposal.

Following this revised proposal, in meetings held April 2-4, 2013, the Cole Special Committee, along with its financial and legal advisors, reviewed the revised ARCP proposal, concluding, among other things, that further detail regarding the sources of financing that ARCP expected to use in any proposed acquisition was necessary for the Cole Special Committee to evaluate the ARCP proposal. During a meeting on April 4, 2013, representatives of Goldman Sachs and Lazard discussed the results of the conversations that took place earlier in the day with representatives of Barclays Capital which the representatives of Goldman Sachs had undertaken at the direction of the Cole Special Committee, and representatives of Wachtell Lipton discussed the results of their conversations with representatives of Weil. In both conversations, the members of the Cole Special Committee stressed that the Cole Special Committee would need greater detail regarding the source of financing that ARCP expected to use in any proposed acquisition. Also on April 4, 2013, representatives from Weil and Proskauer contacted Wachtell Lipton to discuss ARCP’s latest proposal.

Following these meetings and discussions with its financial and legal advisors, on April 5, 2013, the Cole Special Committee again reaffirmed its view that the Cole Holdings Acquisition was in the best interests of Cole and its stockholders, and that a sale of Cole to a third party at this time was not in the best interests of Cole and its stockholders. Subsequently that day, Cole issued a press release and investor presentation noting this reaffirmation and providing details as to the rationale for the rejection of the ARCP proposals. Later that day, Cole announced the closing of the Cole Holdings Acquisition.

At a meeting of the ARCP Board held on April 5, 2013 at which a representative from RCS Capital was present, members of ARCP management and ARCP’s external legal counsel and advisors discussed with the ARCP Board the status of discussions with Cole, and the ARCP Board instructed management to continue to assess potential next steps. Later that day, ARCP made an additional public announcement regarding its continued willingness to consider all options to acquire Cole.

On April 11, 2013, ARCP publicly announced that it was withdrawing its unsolicited proposal for Cole.

Beginning late June 2013, cognizant of rapid consolidation in the net-lease REIT sector and changing market conditions, management of Cole began to consider strategic opportunities for Cole. As part of this consideration of strategic opportunities, on July 20, 2013, the Cole Board met with representatives of Goldman Sachs to discuss the current market environment for net-lease REITs. At this meeting, representatives of Goldman Sachs discussed recent consolidation and merger transactions in the net-lease REIT market. Representatives of Goldman Sachs also discussed with the Cole Board analysts’ consensus projections for the interest rate environment as well as historical valuation and trading performance of the net-lease sector. Following this discussion, the Cole Board determined to engage Goldman Sachs to assist the Cole Board in evaluating a range of potential strategic opportunities for Cole, including acquisitions of asset portfolios or other REITs or dispositions to other acquirors as well as mergers or other business combinations involving Cole. In connection with this approach, the Cole Board directed Cole management and Goldman Sachs to reach out to a variety of third parties to explore potential strategic opportunities involving Cole.

As part of this review, Cole management reviewed a number of strategic opportunities, including acquisition opportunities involving potential REIT targets (in both the traded and non-traded REIT areas) and non-REIT targets (including real-estate operating companies and tenant-owned real estate portfolios). In connection with these opportunities, Cole management executed a number of confidentiality agreements with sellers of real estate portfolios and reviewed the underlying assets to determine their suitability for Cole’s portfolio. In addition, on July 26, 2013 representatives of Goldman Sachs reached out to representatives of Party B regarding a potential strategic transaction with Cole, and on August 13, 2013, Cole executed a confidentiality agreement with Party B and provided Party B with access to an online data room containing confidential information regarding Cole. On August 15, 2013, representatives of Goldman Sachs and representatives of Cole met with representatives of Party B for a management presentation.

In addition, on August 20, 2013, representatives of Goldman Sachs contacted representatives of another large net-lease REIT (which is referred to as Party C) to determine whether it would be interested in exploring a potential strategic transaction. On August 26, 2013, Cole executed a confidentiality agreement with Party C and provided Party C with access to an online data room containing confidential information regarding Cole. Also in August 2013, representatives of Goldman Sachs contacted representatives of another large net-lease REIT (which is referred to as Party D) to determine whether it would be interested in exploring a potential transaction in which it would be acquired by Cole. Party D indicated that it was uninterested in pursuing a transaction with Cole.

On August 22, 2013, the Cole Board met to discuss with representatives of Goldman Sachs those strategic opportunities potentially available to Cole, including potential acquisitions of other businesses or asset portfolios or business combinations with other net-lease REITs. Representatives of Goldman Sachs discussed with the Cole Board a range of strategic opportunities, including potential strategic partners, as well as portfolios that would potentially be available for acquisition; with respect to such portfolios, discussion ensued regarding the pricing sought for such portfolios, as well as Cole’s cost of capital and ability to pursue transactions on a profitable and accretive basis. Representatives of Goldman Sachs also discussed their contacts with Party B and Party C to this point. Representatives of Cole management also discussed a conversation they had at a meeting with an executive at another large net-lease REIT (which is known as Party E), during which the executive suggested that Party E would not be interested in a business combination transaction with Cole.

After discussion, the Cole Board directed Goldman Sachs to continue to engage in further discussions with Parties B and C, and to contact a company with a significant real estate asset-management business (which is referred to as Party A), with which Cole was acquainted through prior interactions in the real estate space, to determine whether it would have interest in a potential strategic transaction with Cole.

On August 27, 2013, representatives of Party B informed representatives of Goldman Sachs that Party B was not interested in pursuing a business combination transaction with Cole.

On August 29, 2013, Nicholas Schorsch, Chairman and Chief Executive Officer of ARCP, contacted representatives of Goldman Sachs to indicate he was interested in discussing a potential business combination transaction with Cole. Mr. Schorsch indicated that he would now like to discuss a transaction with the Cole Board, and believed he could offer an attractive premium to Cole’s stockholders, at a price per share of Cole stock that would be more favorable than what he had offered in ARCP’s earlier unsolicited proposals, although Mr. Schorsch did not provide specific terms at this point.

On August 31, 2013, Cole executed a confidentiality agreement with Party A and provided Party A with access to an online data room containing confidential information regarding Cole.

On September 9, 2013, representatives of Party A advised a representative of Cole management that Party A was not interested in pursuing a potential business combination transaction involving Cole.

On September 9, 2013, at Mr. Schorsch’s request, Mr. Cole and Mr. Nemer, together with representatives of Goldman Sachs, met with Mr. Schorsch and Mr. Kahane to hear their vision for a potential transaction involving ARCP and Cole, but no specific terms were discussed.

On September 12, 2013, Cole and ARCP executed mutual confidentiality agreements in order to permit each party to review confidential information of the other party.

Between September 12, 2013 and September 16, 2013, members of ARCP management prepared financial models with respect to the proposed transaction, arranged online data room access for Cole and its advisors to conduct due diligence with respect to ARCP and its assets, provided information to representatives of Goldman Sachs and engaged in discussions with representatives of Goldman Sachs regarding the terms of the proposed transaction.

At a meeting of the ARCP Board held on September 16, 2013 at which representatives from RCS Capital and Proskauer were present, the ARCP Board and certain members of ARCP management present at the meeting discussed a possible bid for all of the outstanding common stock of Cole.

On September 17, 2013, representatives of Goldman Sachs had a call with ARCP management to discuss financial information regarding ARCP.

On September 24, 2013, in light of the new expression of interest by ARCP, the contact with Parties A and B and the other opportunities being explored, the Cole Board engaged Wachtell Lipton as outside legal counsel to advise Cole with respect to a potential strategic transaction.

On September 24, 2013 and September 25, 2013, representatives of ARCP spoke with representatives of Goldman Sachs to discuss the terms of ARCP’s proposal. On September 26 and 27, 2013, the Cole Board met with representatives of Goldman Sachs and Wachtell Lipton to discuss these conversations and the proposal received from ARCP on September 25, 2013. Representatives of Goldman Sachs noted that ARCP had proposed a business combination with Cole in which each share of Cole common stock would be entitled to receive 0.89 of a share of ARCP common stock and $2.17 in cash, representing a notional value of $13.40 per share of Cole common stock based on ARCP’s then-current share price. Representatives of Goldman Sachs indicated that in their discussions with ARCP, ARCP confirmed that Cole stockholders would be afforded the opportunity to elect to receive all stock consideration, and noted to the Cole Board that this would represent an implied exchange ratio of 1.06, which was a significant improvement over the exchange ratio reflected in ARCP’s previous offers in March/April 2013. ARCP had also requested an exclusivity period of twenty-one days in order to negotiate transaction documents. Representatives of Goldman Sachs also compared ARCP’s current position in the net-lease space to ARCP’s position in March/April (when ARCP made its unsolicited approach), and noted that, while in March/April ARCP was externally managed it had recently announced a plan to transition to self-management, ARCP had more than tripled its number of properties since March/April, ARCP’s equity market capitalization had increased significantly since March/April and ARCP’s enterprise value was expected to increase as a result of significant acquisitions that had been announced, as described below.

At this meeting, representatives of Goldman Sachs also provided an update on conversations they had had with representatives of Party C, and the Cole Board discussed approaching another large player in the net-lease REIT space (which is referred to as Party F) in order to determine whether it would be interested in a possible strategic transaction and could offer an alternative that was superior to ARCP’s offer. Cole management and Wachtell Lipton discussed with the Cole Board the significant competitive risks involved in making a formal approach to Party F, since Party F works with the same major clients and constituents as Cole. The Cole Board also discussed the perceived low likelihood that Party F would be prepared to move forward with a potential merger with Cole, since Party F was currently attempting to integrate a major acquisition and was viewed as having a very conservative business model, and determined that representatives of Goldman Sachs should focus for the time on discussions with ARCP and that any transaction should include a low termination fee that would not preclude a party such as Party F from making an offer, in the unlikely event that Party F should desire to make a competing offer. Following these discussions, the Cole Board determined that, while it was too early in negotiations with ARCP to grant exclusivity for any period of time, representatives of Goldman Sachs should continue their discussions with ARCP to see if the proposed exchange ratio could be improved. The Cole Board also observed that, since the attractiveness of the proposed consideration offered by ARCP was heavily dependent on the completion of ARCP’s announced acquisitions (and in particular the acquisition of ARCT IV and the acquisition of CapLease), representatives of Goldman Sachs should request that any acquisition of Cole be specifically conditioned on completion of the ARCT IV and CapLease acquisitions, and that Cole should be paid a termination fee (which is referred to as the reverse break fee) if such acquisitions were not completed. Finally, the Cole Board discussed the fact that, pursuant to ARCP’s proposal, current stockholders of Cole would own a majority of the common stock of ARCP post-acquisition, and therefore recommended that ARCP be asked to include members of the Cole Board on the post-acquisition ARCP Board in order to provide greater assurance to Cole stockholders of continuity in board representation on the post-merger company. Following the meeting representatives of Goldman Sachs contacted ARCP and its advisors and continued their discussions regarding ARCP’s proposal as directed by the Cole Board.

On September 26, 2013, senior executives of Party C met with representatives of Goldman Sachs and informed them that Party C was not interested in pursuing a business combination transaction involving Cole.

At a meeting of the ARCP Board held on September 29, 2013 at which representatives from RCS Capital and Proskauer were present, members of ARCP management present at the meeting updated the Board regarding recent discussions with Cole’s senior management with respect to a proposed transaction with Cole and made a presentation to the ARCP Board with respect to the pro forma combined company. ARCP management and the ARCP Board discussed the timeline of submitting an offer to Cole and the costs associated with the proposed transaction. ARCP management also discussed with the ARCP Board the current status of negotiations with Cole and its financial advisor, Goldman Sachs, including an overview of current price terms, cash/stock mix, requested board seats, closing conditions, break fees and ARCP’s request that Cole enter into an exclusivity agreement. At this meeting, the ARCP Board authorized ARCP management to continue to negotiate the terms of an offer with respect to Cole and to submit a written offer to Cole’s management. In addition, the independent directors approved the engagement of RCS Capital as structuring advisor to ARCP in connection with the proposed transaction.

On September 30, 2013, representatives of ARCP engaged in further discussions with representatives of Goldman Sachs concerning the terms of ARCP’s proposal.

On October 1, 2013, the Cole Board met with representatives of Goldman Sachs and Wachtell Lipton to discuss conversations to date between representatives of Goldman Sachs and representatives of ARCP. Representatives of Goldman Sachs indicated that ARCP had agreed to the concept of a reverse break fee in respect of the ARCT IV transaction (although they disagreed with respect to certain situations in which the reverse break fee would be payable), and had indicated ARCP’s willingness to increase the size of the ARCP Board to nine directors and to appoint two directors from the Cole Board to the post-merger ARCP Board. The representatives of Goldman Sachs also noted that ARCP continued to seek exclusivity for twenty-one days, although it had indicated it might be able to accept a shorter period of around fourteen to fifteen days. The Cole Board reiterated its position that the closing of any business combination between ARCP and Cole must be conditioned on completion of the ARCT IV and CapLease acquisitions, and expressed concern that the structure of the stock consideration in the ARCT IV acquisition (in particular the floating exchange ratio in that transaction) could lead to significant dilution of the ARCP stock (and therefore impact the consideration received by Cole stockholders). Following discussion, the Cole Board determined that representatives of Goldman Sachs, as well as management of Cole, should not agree to exclusivity at this point, but should continue to negotiate with representatives of ARCP to improve the terms of the ARCP proposal (including to push for three directors on the post-acquisition ARCP Board), to clarify with ARCP that Cole stockholders should be protected against unchecked dilution from the ARCT IV acquisition and to perform due diligence on ARCP and its assets (including the entities and portfolios to be acquired by ARCP in the future).

After the meeting of the Cole Board, Goldman Sachs continued to speak with Mr. Schorsch and other representatives of ARCP regarding price and other aspects of ARCP’s proposal as directed by the Cole Board. During these conversations, Mr. Schorsch indicated that he expected that the merger agreement between ARCP and ARCT IV would be amended shortly, after which amendment the approval of ARCP’s stockholders in connection with the transaction would no longer be required under NASDAQ rules. Mr. Schorsch noted that eliminating the ARCP stockholder approval condition of the ARCT IV transaction would address certain of the concerns of the Cole Board, as it would reduce the uncertainty of consummation of the ARCT IV transaction, would establish a fixed exchange ratio and would include the issuance of a new series of perpetual preferred stock as a significant element of the consideration to be received by ARCT IV stockholders. Mr. Schorsch also indicated that ARCP would improve its offer to reflect a nominal price of $13.72 per share of Cole common stock, which represented an implied exchange ratio of 1.0846 shares of ARCP common stock per share of Cole common stock, based on recent trading prices for the two companies’ common stock. Mr. Schorsch also indicated he would be willing to agree to a termination fee payable by Cole, in customary situations for similar transaction (which fee is referred to as the break fee) in an amount of

$100.0 million. Finally, Mr. Schorsch proposed a reverse break fee in an amount of $110.0 million, payable upon any termination of ARCP’s merger agreement with ARCT IV, other than in a circumstance in which ARCT IV were to terminate the merger agreement after receiving a topping bid.

On October 3, 2013, representatives of ARCP spoke with representatives of Goldman Sachs to discuss the terms of ARCP’s proposal.

At a meeting of the ARCP Board held on October 3, 2013 at which representatives of RCS Capital and Proskauer were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole, and the ARCP Board authorized ARCP management to continue negotiations with Cole with respect to the proposed transaction.

At a meeting of the ARCP Board held on October 6, 2013 at which representatives of RCS Capital and Proskauer were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole, the ARCP Board authorized ARCP management to continue negotiations with Cole with respect to the proposed transaction, and the ARCP Board, after a discussion concerning retaining Barclays Capital as financial advisor, approved the appointment of Barclays Capital as ARCP’s financial advisor in connection with the proposed transaction.

On October 6, 2013, representatives of ARCP spoke with representatives of Goldman Sachs to discuss the terms of ARCP’s proposal.

ARCP publicly announced the amendment of the ARCT IV merger agreement on October 7, 2013. Later that day, the Cole Board met with representatives of Goldman Sachs and Wachtell Lipton to discuss the amended merger agreement between ARCP and ARCT IV, as well as to discuss recent conversations with ARCP. At the meeting, representatives of Goldman Sachs described to the Cole Board the terms of ARCP's most recent proposals, including the terms of the reverse break fee and the amount of ARCP's proposed break fee, which amount the representatives of Goldman Sachs and Wachtell Lipton indicated was, in their experience, on the lower end of the range of typical termination fees payable for a transaction of the size of the proposed business combination, and therefore would be less likely to preclude another party from making a competing and potentially superior offer (should such an offer be made after any agreement with ARCP had been reached). The Cole Board discussed these proposals with the representatives of Goldman Sachs and Wachtell Lipton, and determined that the proposals were in an acceptable range, but that representatives of Goldman Sachs should continue to seek improvement of ARCP’s proposed terms and that Cole management and Cole’s advisors should continue their due diligence efforts regarding ARCP and the entities and portfolios to be acquired by ARCP. The Cole Board also determined that while it was premature to grant exclusivity to ARCP, pending improvement by ARCP of the terms of its proposal, representatives of Cole could begin discussing a grant of short period of exclusivity with ARCP. The Cole Board also authorized representatives of Wachtell Lipton to send a draft of the proposed merger agreement to representatives of ARCP and Proskauer, ARCP’s outside legal counsel for the transaction, and to begin negotiation with respect to potential exclusivity. In addition, at this meeting, in consideration of the numerous Maryland law issues and due diligence items that would need to be reviewed in a short timeframe in connection with the potential transaction, the Cole Board approved the engagement of each of Venable and Morris, Manning & Martin, LLP (which is referred to as Morris Manning) as co-outside legal counsel to the Cole Board. The Cole Board also approved the engagement of Stanger to assist the independent directors in their review of the analysis Stanger prepared for the Cole Special Committee in connection with the Cole Holdings Acquisition, to the extent any of such analysis would be impacted by proposals made by ARCP.

On October 8, 2013, representatives of Goldman Sachs reached out to representatives of Party B and Party A to determine whether there was any change in their views of Cole. Both Party B and Party A confirmed that they continued not to be interested in a potential business combination transaction with Cole.

On October 8, 2013 representatives of Proskauer were granted access to an online data room containing confidential information regarding Cole that was not previously provided to ARCP or its representatives.

On October 9, 2013, representatives of Wachtell Lipton sent a draft merger agreement and exclusivity agreement to representatives of ARCP and Proskauer. The draft exclusivity agreement provided for exclusivity through October 17, 2013. Later that evening, Proskauer sent a revised draft of the exclusivity agreement to Wachtell Lipton, which provided for exclusivity through October 21, 2013.

At a meeting of the ARCP Board held on October 9, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles & Stockbridge P.C., external Maryland counsel to ARCP (which is referred to as Miles), were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole, including the status of ARCP’s ongoing due diligence review of Cole and its assets, and the ARCP Board authorized ARCP management to continue negotiations with Cole with respect to the proposed transaction. At this meeting, representatives of Miles advised the members of the ARCP Board as to their duties under Maryland law, including with respect to the evaluation of a potential strategic transaction with Cole.

On October 10, 2013, the Cole Board met with representatives of Goldman Sachs, Wachtell Lipton and Venable to provide an update on negotiations with ARCP and to receive a report on the status of due diligence efforts. Following this discussion, the Cole Board determined that, in light of the progress of negotiations and due diligence, in the event ARCP continued to insist on an exclusivity period, it would be appropriate to grant ARCP exclusivity for a short time period in order to continue negotiations and resolve outstanding points.

Following the meeting of the full Cole Board, Messrs. Andruskevich, Sealy and Wood, being all the independent directors of the Cole Board, met in special session with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss certain matters in respect of the potential transaction with ARCP. Among other items, the independent directors discussed certain contingent payments owed to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to the Cole Holdings Merger Agreement, and the fact that certain of these contingent payments could accelerate following the business combination being proposed by ARCP. Representatives of Wachtell Lipton noted that the draft merger agreement provided to ARCP did not include any provision regarding treatment of such contingent payments, as such contingent payments were pre-existing contractual obligations of Cole and therefore would be ARCP’s responsibility following the contemplated transaction. After extensive discussion, the independent directors determined that the Cole Board should resolve all major outstanding issues on the merger agreement and other transaction documentation before any discussion between ARCP, Mr. Cole, Mr. Nemer or the other Cole executives could take place in respect of such contingent payments, and instructed Wachtell Lipton to convey this message to Proskauer.

After conclusion of these meetings, representatives of Cole contacted representatives of ARCP in order to execute an exclusivity agreement, which provided ARCP with exclusivity through the following Friday, October 18, 2013, and representatives of Wachtell Lipton and Goldman Sachs continued to negotiate with representatives of ARCP and Proskauer. On October 10, 2013, Proskauer circulated its initial comments to the draft merger agreement to Wachtell Lipton.

At a meeting of the ARCP Board held on October 11, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole. At this meeting, ARCP management and Proskauer updated the ARCP Board with respect to the status of due diligence to date. The representatives of Barclays Capital made a presentation to the ARCP Board, including, among other things, an exchange ratio analysis, a share price analysis of the common stock of both ARCP and Cole and sources and uses of funds in connection with the proposed transaction with Cole, and discussed with the ARCP Board the current net lease REIT landscape and recent net lease sector performance.

On October 12, 2013, the Cole Board met with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss the status of negotiations with ARCP and due diligence efforts. The Cole Board discussed with its advisors the various issues still open with respect to the merger documentation, including which events would trigger payment of the reverse break fee by ARCP to Cole and which events (including completion of the ARCT IV and CapLease mergers and completion of ARCP’s self-management transaction) would constitute conditions to closing. The Cole Board requested that its advisors provide the board with further information regarding the anticipated post-transaction structure of the merged entity and potential debt levels of such merged entity. Following this meeting of the full Cole Board, the independent directors of the Cole Board met in special session with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss certain matters in respect of the potential transaction with ARCP, including the approach taken with respect to the treatment of the contingent payments owed to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to the Cole Holdings Merger Agreement.

At a meeting of the ARCP Board held on October 14, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole. Also at this meeting, representatives of Proskauer updated the ARCP Board with respect to the material remaining open issues in the merger agreement, including, among other things, whether the receipt of consents from certain third parties would be conditions to ARCP’s obligation to consummate the transaction and the circumstances in which the reverse break fee would be payable to Cole. In addition, Proskauer presented to the ARCP Board its due diligence findings to date, which included a summary of its review of publicly available materials filed by Cole with the SEC, as well as certain materials made available in Cole’s online data room. At this meeting Barclays Capital presented to the ARCP Board a pro forma portfolio analysis as well as an overview of its financial analyses conducted to date.

On October 15, 2013, the members of the Cole Board had several in-person meetings at Wachtell Lipton’s offices in New York, with representatives of Goldman Sachs, Wachtell Lipton, Venable and Morris Manning in attendance either in person or by telephone. The meetings began with a special session of independent directors, at which representatives of Goldman Sachs compared again ARCP’s current position in the net-lease space to ARCP’s position in March and April 2013 (when ARCP made its unsolicited acquisition proposals for Cole), in order to assist the independent directors of the Cole Board in their assessment of whether the concerns they had previously articulated regarding ARCP’s unsolicited proposals had been satisfactorily resolved in the intervening time. After reviewing these differences and following extensive discussion, the independent directors noted that, in light of previous concerns regarding ARCP’s leverage, while it was a significantly positive development that Moody’s Investor Service (which is referred to as Moody’s) had assigned ARCP an investment-grade corporate credit rating on October 14, 2013, it was still important that ARCP articulate to the Cole Board a clear deleveraging plan (and that ARCP agree not to undertake excessive leverage that might endanger the Moody’s corporate credit rating). The independent directors also noted that since a significant part of the Cole Special Committee’s concern regarding ARCP’s unsolicited offers in March and April stemmed from ARCP’s structure as an externally-managed REIT, it was important that ARCP be required to take concrete steps to complete its publicly-announced self-management transaction as a condition to any merger with Cole. Following this discussion, the independent directors, along with their advisors and representatives of Stanger (who had provided certain advisory services to the Cole Special Committee in connection with the Cole Holdings Acquisition and the negotiation of the contingent payments to be made to Mr. Cole, Mr. Nemer and certain other Cole executives), discussed the potential contingent payments owed to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to the Cole Holdings Merger Agreement, including the potential magnitude of such payments under certain scenarios. After extensive discussion with its advisors, the independent directors determined that significant open items still remained in respect of the merger agreement and other transaction documentation, and so ARCP should not yet be permitted to engage in conversations with Mr. Cole and Mr. Nemer with respect to the contingent payments.

After the special session of the independent directors, the full Cole Board met with representatives of Goldman Sachs, Wachtell Lipton, Venable and Morris Manning to discuss the status of negotiations with ARCP and its advisors and the due diligence process. Representatives of Goldman Sachs presented an updated overview of ARCP, including its recent stock performance and announced acquisitions, and noted that ARCP had agreed that the consummation of two of such acquisitions (the acquisitions of ARCT IV and CapLease) would be conditions precedent to the closing of a merger between ARCP and Cole. Representatives of Goldman Sachs then compared again for the full Cole Board ARCP’s current position in the net-lease space, compared to ARCP’s position in March/April 2013 (when ARCP made its unsolicited acquisition proposal for Cole), and the Cole Board noted its concern with respect to the issues discussed in the special session of independent directors, including the need for Mr. Schorsch to articulate a clear deleveraging plan to the Cole Board (and to agree not to undertake excessive leverage that might endanger the Moody’s credit rating) and the importance of requiring ARCP to take concrete steps to complete its deleveraging plan. Following this discussion, representatives of Venable advised the members of the Cole Board as to their duties under Maryland law, including with respect to the evaluation of a potential strategic transaction with ARCP.

Representatives of Wachtell Lipton then reviewed for the Cole Board the current status of negotiation of legal documentation for the proposed transaction, including a summary of the current proposed terms of, as well as items of dispute regarding, the draft merger agreement. After this summary, representatives of Morris Manning provided the Cole Board with an update regarding due diligence of ARCP, including findings to date. After extensive discussion of these matters, the Cole Board requested certain additional information regarding ARCP and Mr. Schorsch’s vision for the combined company, including integration and deleveraging plans, and asked that its advisors request a meeting between the Cole Board and Mr. Schorsch to discuss these items. The Cole Board also requested that Morris Manning work to finalize its due diligence investigation.

At the conclusion of these meetings, representatives of Goldman Sachs reached out to representatives of ARCP to set up a meeting between Mr. Schorsch and the Cole Board, which was scheduled for Friday, October 18, 2013.

At a meeting of the ARCP Board held on October 16, 2013 at which representatives of Barclays Capital, RCS Capital and Proskauer were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole, representatives of Proskauer made a further presentation to the ARCP Board regarding its due diligence findings to date, including with respect to the pending litigation relating to the Cole Holdings Acquisition, and representatives of Barclays Capital updated the Board with respect to its financial analyses conducted to date.

On October 17, 2013, the independent directors of the Cole Board met in special session with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss certain matters in respect of the potential transaction, including any anticipated “change of control” payments that might be required in connection with the acquisition of Cole by ARCP (pursuant to agreements in place at Cole or ARCP), an update on diligence workstreams, the potential engagement of Joele Frank, Wilkinson Brimmer Katcher as public relations advisor in connection with the transaction and ARCP’s planned self-management process.

On October 18, 2013, in advance of the meeting with Mr. Schorsch, the Cole Board met with representatives of Goldman Sachs and Wachtell Lipton, to review the current status of negotiations and discuss those items on which the Cole Board wanted additional information from Mr. Schorsch. Following this discussion, Mr. Schorsch, along with Michael Weil, then President of ARCP, Mr. Kahane, Brian Block, then Executive Vice President and Chief Financial Officer of ARCP, and James Tanaka, the General Counsel of RCS Capital, joined the meeting, and Mr. Schorsch explained in detail his vision for the merged entity and presented more information regarding ARCP’s self-management plan. Following this presentation, the Cole Board asked numerous questions of Mr. Schorsch regarding his strategic plans and discussed various issues in respect of these plans and the proposed transaction. Mr. Schorsch and his colleagues then exited the meeting, and representatives of Goldman Sachs discussed with the Cole Board several items in respect of the proposed transaction, including an analysis of the ability of other parties in the net-lease space to partner with Cole in a potential merger on terms similar to those proposed by ARCP. During this discussion, representatives of Goldman Sachs noted the prior conversations that representatives of Cole management and/or representatives of Goldman Sachs had with Parties A, B, C, D and E, none of which submitted a formal proposal to acquire Cole. The Cole Board further noted the competitive risks involved in approaching Party F for a strategic transaction without a positive indication that Party F would be interested in such a transaction. Members of Cole management then joined the meeting to present a preliminary review of the financial model regarding a potential transaction. Following these presentations, after extensive discussion, the Cole Board determined that it would be appropriate to extend ARCP’s exclusivity through the following Wednesday, October 23, 2013, in order to resolve remaining outstanding issues, and instructed representatives of Wachtell Lipton and Goldman Sachs to continue negotiating transaction details with ARCP and Proskauer.

At a meeting of the ARCP Board held on October 18, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole, representatives of Proskauer made a further presentation to the ARCP Board regarding its ongoing due diligence review of Cole and indicated that its due diligence was in its final stages. In addition, at this meeting ARCP management made a presentation to the ARCP board regarding the pro forma combined company’s real estate portfolio, the enhanced diversification of the combined company’s top ten tenants and projected synergies expected to be realized as a result of the proposed transaction.

On October 19, 2013, the Cole Board met with representatives of Goldman Sachs, Wachtell Lipton, Venable and Morris Manning to receive an update on the status of legal documentation and due diligence. Representatives of Morris Manning concluded their review of the due diligence investigation of ARCP and its assets (including the entities and portfolios to be acquired by ARCP) and discussed the results of the review extensively with the Cole Board. Following the meeting of the full Cole Board, the independent directors met in special session with their advisors, as well as with representatives of Stanger, to discuss matters related to the potential transaction with ARCP, including the contingent payments payable to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to the Cole Holdings Merger Agreement. After extensive discussion, the independent directors determined that, in light of the open issues still remaining with respect to the merger agreement and other transaction documentation, ARCP should not yet be permitted to engage in conversations with Mr. Cole and Mr. Nemer with respect to the contingent payments.

The following day, on October 20, 2013, the independent directors of the Cole Board met in special session with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss the current status of negotiations and due diligence. As part of this session, the independent directors continued their discussion regarding the contingent payments owed to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to the Cole Holdings Merger Agreement, and determined that, in view of the potential acceleration of these contingent payments in connection with an acquisition by ARCP, Mr. Wood would ask that Mr. Cole, Mr. Nemer and the other Cole executives agree to forgo a portion of these contingent payments equal to $50 million in Cole common stock. Following this special session, the full Cole Board met with these representatives, as well as with members of Cole management and representatives of Cole’s accounting advisors, to review the current status of negotiations and due diligence. During this meeting, representatives of Cole’s accounting advisors provided a status update to the Cole Board regarding the accounting due diligence conducted on ARCP and its assets (including the entities and portfolios to be acquired by ARCP). Representatives of Goldman Sachs then presented to the Cole Board their preliminary financial analysis with respect to ARCP, Cole and the proposed transaction. Following discussion, the Cole Board asked questions of the representatives of Goldman Sachs for discussion with the Cole Board at a meeting to be held the following day.

At a meeting of the ARCP Board held on October 20, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles were present, ARCP management updated the ARCP Board with respect to the proposed transaction with Cole. At this meeting, Proskauer also presented a comprehensive summary of the material terms of the merger agreement and indicated any material remaining open issues, including whether the receipt of any third party consents would be a condition to ARCP’s obligation to consummate the proposed transaction, and a summary of the contemplated Barclays Facility, including the conditions to the Barclays Facility and the material terms thereof, which bridge loan was necessary to satisfy Cole’s request that the proposed transaction be fully financed. At this meeting, Barclays Capital also presented a financial update to the ARCP Board.

The next morning, on October 21, 2013, the independent directors of the Cole Board met in special session with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss the current status of negotiations. Mr. Wood updated the independent directors on his conversation with Mr. Cole, and reported that Mr. Cole had agreed to forgo the $50 million in contingent payments on behalf of himself, Mr. Nemer and the other Cole executives, as the independent directors had requested. Representatives of Goldman Sachs indicated they would request that ARCP apply this $50 million in forgone contingent payments to an increase in the merger consideration payable to Cole’s stockholders in the merger. The special session of the independent directors then ended, and the full Cole Board met to discuss the current status of negotiations. At the Board’s request, representatives of Goldman Sachs discussed their preliminary financial analysis with respect to ARCP, Cole and the proposed transaction, and answered questions regarding this analysis from the Cole Board, including those raised by the Cole Board the prior day.

Later that evening, the Cole Board met again with representatives of Goldman Sachs, Wachtell Lipton and Venable, along with representatives of Cole’s accounting advisor, for further updates on the status of negotiations, deal documentation and due diligence. At this meeting, representatives of Goldman Sachs confirmed that Mr. Schorsch had agreed that the $50 million in contingent payments that Mr. Cole had agreed to forgo on behalf of himself, Mr. Nemer and certain other Cole executives would be applied to increase the merger consideration payable to Cole’s stockholders in the merger, resulting in proposed consideration consisting of either (a) $13.82 in cash per share of Cole common stock or (b) 1.0929 shares of ARCP common stock per share of Cole common stock (with cash consideration to be paid in respect of up to 20% of the issued and outstanding shares of Cole common stock), as compared to the $13.72 in cash per share or 1.0846 shares of ARCP common stock per share of Cole common stock previously offered. Following discussion of the revised consideration, the current terms of the merger agreement and the few remaining issues outstanding, the Cole Board determined that, given that all of the terms of the draft merger agreement, other than a few ministerial items, had been resolved, it would be appropriate at such time to permit Proskauer to contact Sullivan & Cromwell LLP, which was serving as legal counsel to Mr. Cole, Mr. Nemer and certain other Cole executives (and which is referred to as Sullivan & Cromwell), to discuss the treatment of the contingent payments owed to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to the Cole Holdings Merger Agreement.

At a meeting of the ARCP Board held on October 21, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles were present, ARCP management updated the ARCP Board with respect to the progress that had been made with respect to the open items in the merger agreement, and discussed with the ARCP Board the agreement of Mr. Cole and Mr. Nemer to forgo $50 million in contingent payments to which they (and certain other Cole executives) would have been entitled, and that such amount would be applied to increase the merger consideration payable to Cole’s stockholders in the merger, as outlined above. Representatives of Miles also advised the members of the ARCP Board as to their duties under Maryland law.

Late in the evening on October 21, 2013, Proskauer, Sullivan & Cromwell, Wachtell Lipton and representatives from ARCP participated in a conference call to discuss the arrangements to be entered into between ARCP and Mr. Cole, Mr. Nemer and certain other Cole executives in connection with the execution of the merger agreement relating to the arrangements entered into in connection with the Cole Holdings Merger, including the acceleration of amounts payable in connection therewith. ARCP and Proskauer indicated to Sullivan & Cromwell that it was of the utmost importance to ARCP that Mr. Cole agree to certain restrictions regarding the use of his name in competitive businesses and to the expansion of the scope and term of the non-compete Mr. Cole entered into in connection with the Cole Holdings Acquisition. Following this initial conference call, Proskauer circulated an initial draft letter agreement to Sullivan & Cromwell regarding these arrangements.

The next morning, on October 22, 2013, Sullivan & Cromwell and Proskauer engaged in further discussions regarding the proposed letter agreement, at which time Sullivan & Cromwell requested the release of restrictions on the shares to be issued to Mr. Cole, Mr. Nemer and certain other Cole executives in connection with the merger in three annual increments, with the first such release occurring in April 2014, being the first such release date under the existing documentation entered into in connection with the Cole Holdings Acquisition, which request was rejected by ARCP. Throughout the day on October 22, 2013, representatives of Sullivan & Cromwell and Proskauer continued discussions regarding the proposed letter agreements, and the parties agreed that the restrictions on the shares to be issued as contingent consideration to Mr. Cole, Mr. Nemer and certain other Cole executives in connection with the merger would be released in quarterly increments beginning with the first full calendar quarter following the consummation of the proposed transaction through December 31, 2017, rather than the restrictions on all such shares lapsing on December 31, 2017.

The next morning, on October 22, 2013, the Cole Board met with representatives of Goldman Sachs, Wachtell Lipton and Venable to discuss the transaction. Representatives of Goldman Sachs and Wachtell Lipton indicated that, based on current discussions, the parties would likely be able to reach agreement on the remaining ministerial outstanding points in a short timeframe. At this meeting, representatives of Goldman Sachs discussed their updated financial analysis with respect to ARCP, Cole and the proposed transaction, and answered questions regarding this analysis from the Cole Board.

Later that evening, the independent directors of the Cole Board met in special session with representatives of Goldman Sachs, Wachtell Lipton, Venable, Morris Manning and Cole’s accounting and other advisors, as well as members of Cole management, to receive a final summary of due diligence on ARCP and its assets (including the entities and portfolios to be acquired by ARCP) and the results of negotiations between the parties. Following this special session, the full Cole Board met to receive this final summary of due diligence and the results of negotiations. Following a summary of the final due diligence findings by representatives of Morris Manning, Cole’s accounting advisors and Cole’s management, representatives of Wachtell Lipton summarized the terms of the merger agreement for the proposed acquisition of Cole by ARCP. Representatives of Goldman Sachs then presented to the Cole Board their financial analysis with respect to ARCP, Cole and the proposed transaction, and rendered Goldman Sachs’ oral opinion to the Cole Board (which opinion was subsequently confirmed in writing) that, as of the date of the meeting and subject to the assumptions, qualifications, limitations and other matters stated in such opinion, the per share consideration to be paid to the holders (other than ARCP and its affiliates) of shares of Cole common stock pursuant to the merger agreement was fair from a financial point of view to such holders. Representatives of Venable then advised the members of the Cole Board as to their duties under Maryland law. Following these presentations and extensive discussion, the Cole Board unanimously determined that the merger with ARCP was in the best interests of Cole and its stockholders and declared the merger advisable, and approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement.

At a meeting of the ARCP Board held on October 22, 2013 at which representatives of Barclays Capital, RCS Capital, Proskauer and Miles were present, ARCP management and Proskauer reported to the ARCP Board the final results of negotiations between the parties. Proskauer indicated that it had concluded its due diligence review of Cole, and discussed the results of its review extensively with the ARCP Board. In addition, representatives of Miles advised the members of the ARCP Board as to their duties under Maryland law. Also at this meeting, representatives of Barclays Capital reviewed with the ARCP Board its financial analysis of the proposed merger consideration to be paid to Cole stockholders and delivered to the ARCP Board an oral opinion, which was confirmed by delivery of a written opinion dated October 22, 2013, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid by ARCP to Cole stockholders in the proposed transaction was fair, from a financial point of view, to ARCP. Following discussions and deliberations by the ARCP Board, the ARCP Board unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

Following completion of these meetings, the merger agreement and letter agreements with Mr. Cole, Mr. Nemer and certain other executives of Cole were entered into by the parties on October 22, 2013, and ARCP and Barclays entered into the commitment letter with respect to the financing to be provided by Barclays in connection with the proposed transaction. In the morning of October 23, 2013, ARCP and Cole issued a joint press release announcing the execution of the merger agreement.

Recommendation of the ARCP Board and Its Reasons for the Merger

The ARCP Board has unanimously approved the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of ARCP and its stockholders and approved the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement. The decision of the ARCP Board to enter into the merger agreement was the result of careful consideration by the ARCP Board of numerous factors, including the following material factors:

•	as a result of its increased size and scale, the combined company is expected be the largest net lease REIT by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S.; the increased size and scale is expected to provide significant benefits to ARCP in successfully executing on large acquisition opportunities and the combined company will continue to be listed on the MSCI, the Nasdaq Financial-100, the Russell Global and the Russell 2000 indices;
•	following completion of the merger, the combined company will be well-positioned for potential inclusion in the S&P 500 Index, which would broaden the combined company’s investor base, enhance its visibility and provide added liquidity;
•	the opinion, dated October 22, 2013, of Barclays Capital to the ARCP Board as to the fairness, from a financial point of view and as of such date, to ARCP of the consideration to be paid by ARCP in the merger, which opinion was based on and subject to the assumptions made, qualifications made, procedures followed, factors considered and limitations on the review undertaken more fully described in the section entitled “— Opinion of ARCP’s Financial Advisor” beginning on page 126 of this joint proxy statement/prospectus;
•	the fact that ARCP’s stockholders will benefit from the liquidity of owning shares of a significantly larger company;
•	the combined company will have a property portfolio with greater diversification by geography, industry and tenant than ARCP currently possesses;
•	following completion of the merger, the combined company will continue to hold a high quality net lease portfolio, with approximately 50% of rents derived from investment grade tenants or tenants affiliated with investment grade entities on a combined basis (excluding multi-tenant properties);
•	as a result of its larger size and access to multiple forms of capital, the combined company expects to have access to lower-cost debt financing, subject to certain conditions, and will potentially have a lower cost of debt capital than ARCP, both on a stand-alone basis and assuming the closing of the Pending Transactions, and substantially all of its competitors operating in the net lease real estate market, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost;
•	the merger agreement includes a condition that ARCP take certain steps to be self-managed; the ARCP Board has previously determined that ARCP should be self-managed and believes that ARCP will benefit from becoming self-managed, including having a fully-integrated management team, with no conflicts and a singular focus on building and managing ARCP;
•	ARCP’s combined single-tenant net lease portfolio, together with Cole’s single tenant and multi-tenant retail portfolio, will allow the combined company to leverage its capabilities across two complementary sectors, providing significant rent growth potential, especially in an improving economy;
•	the combination of ARCP and Cole is expected to result in operating efficiencies and the realization of annual general and administrative cost savings, including annual cost savings of $70 million estimated in the first year as a result of synergies;
•	the merger is expected to provide ARCP with significant future acquisitions capacity and higher future AFFO growth rate, and the combined company’s stockholders will benefit from a stable and secure dividend, which is expected to increase to $1.00 per share following the merger;
•	the potential for ARCP to trade at a higher AFFO multiple due to its increased size could result in a lower cost of equity capital.
•	the combined company has a significant capacity to grow earnings through acquisitions, internal rent growth, and re-leasing, and its well-diversified net lease portfolio with high credit quality tenants and long weighted average lease terms provides both potential stability and growth;
•	ARCP ‘s management team will be supplemented by the addition of members from Cole’s experienced management teams; the combined management team has a high level of expertise in the real estate net lease sector, having managed billions of dollars of successful real estate programs in publicly traded and non-traded REITs (including through the real estate portfolios of both Cole and ARCP);
•	the fact that in connection with the proposed merger, ARCP has adopted balance sheet strategies to maintain a flexible capital structure, low weighted-average cost of capital and modest financial leverage, including replacing existing secured mortgage debt with long-term, fixed rate senior unsecured bonds, extending the average duration of its debt by retiring pre-payable short-term debt with long-term debt and laddering new debt to minimize the amount of debt maturing in any single future year to reduce its refinancing risk;

•	the ARCP Board’s understanding of the information concerning ARCP’s and Cole’s respective businesses, financial performance, condition, operations, management, competitive positions, prospects and stock performance, including ARCP management’s due diligence review of Cole and its assets, liabilities, earnings, financial condition, business and prospects, which confirmed the positive view of Cole’s business and supported the ARCP Board’s determination that the combined company would have a strong foundation for growth and improved performance;
•	ARCP will benefit from continuing to use the Cole brand which will be operated by key executives of Cole, repositioning the Cole brand and the Cole management team as ARCP’s brand for retail net lease, and continuing Cole’s business of sponsoring non-traded REITs, which will invest in retail net leased real estate;
•	the ability to complete the merger in a timely manner (including the likelihood of receiving the ARCP and Cole stockholder approvals necessary to complete the transaction in a timely manner) given the commitment of both parties to complete the merger pursuant to their respective obligations under the merger agreement;
•	the terms and conditions of the merger agreement, including:
•	the cash and stock election provisions described above;
•	the limited number and nature of the conditions to Cole’s obligation to close the merger;
•	the fact that the merger is subject to the approval of ARCP stockholders of the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement;
•	the fact that ARCP’s obligation to complete the merger is subject to obtaining certain specified third party consents, and that ARCP has the ability to delay the completion of the merger for up to four (4) successive thirty (30) day periods in the event that certain third party consents are not obtained; and
•	the fact that the merger agreement provides for the payment of a break-up fee by Cole in the amount of $100.0 million in certain circumstances.

The ARCP Board also identified and considered the following potentially negative factors in its deliberations:

•	the possible disruption to ARCP’s or Cole’s business that may result from the announcement of the transaction;
•	the risk that the cost savings, operational synergies and other benefits expected result from the transaction might not be fully realized or not realized at all;
•	the terms of the merger agreement regarding the restrictions on the operation of ARCP’s business during the period between the signing of the merger agreement and the completion of the merger;
•	Cole’s obligation to complete the merger is conditioned upon the consummation of the ARCT IV merger and the CapLease merger;
•	the expense reimbursement of $10.0 million, and a reverse break-up fee of either $110.0 million or $5.0 million to be paid to Cole if the merger agreement is terminated under circumstances specified in the merger agreement and the possibility that this fee may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, ARCP (see the section entitled “The Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 199 of this joint proxy statement/prospectus);
•	the possibility that the merger may not be completed or may be unduly delayed because conditions to closing may not be satisfied, including:
•	the condition that ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger,

•	the condition that Cole stockholders approve of the merger,
•	the condition that the CapLease Merger and the ARCT IV Merger close, and
•	other conditions which are outside of ARCP’s control;
•	the fact that, while ARCP received a commitment from Barclays for the Barclays Facility, which if it closes could provide funds for payment of the cash portion of the consideration, the closing of the merger is not conditioned on obtaining financing;
•	the risk that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:
•	the market price of ARCP common stock,
•	ARCP’s operating results, particularly in light of the costs incurred in connection with the transaction, and
•	ARCP’s ability to attract and retain tenants;
•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of ARCP and Cole and the transaction expenses arising from the merger;
•	the additional indebtedness that ARCP would be required to incur to complete the merger and the other Recent and Pending Transactions, and the risks, including the risk of increasing ARCP’s vulnerability to general adverse economic and industry conditions, limiting ARCP’s ability to obtain additional financing as needed in the future, requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on such indebtedness (thereby reducing ARCP’s ability to use cash flow to fund normal expenses and other operating requirements), limiting ARCP’s flexibility in planning for (or reacting to) changes in ARCP’s business and industry and putting ARCP at a disadvantage compared to competitors with less indebtedness;
•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger; and
•	the risks described in the section entitled “Risk Factors” beginning on page 33 of this joint proxy statement/prospectus.

The focus of the ARCP Board’s analysis, in consultation with its financial advisor and management, was the overall impact to ARCP of the factors detailed in the foregoing bullet points. The ARCP Board did not compute or consider the gross or net asset value of the Cole portfolio in its analysis, and the ARCP Board’s financial advisor also did not calculate the net asset value of Cole. Net asset value is generally based on aggregating capitalized current net operating income of individual properties in a portfolio. The ARCP Board believes that the stock of public real estate companies, including REITs, has historically traded at prices that reflect many factors, including current and potential future net operating income; corporate capital structure, including percentage, character and cost of leverage used; management experience, tenure and expertise; company projections and market expectations of net income per share, FFO per share, AFFO per share and funds available for distribution per share; current and expected future dividends per share; and market expectations of external growth, interest rates, and investor interest in income-generating investments. Accordingly, net asset value is, in the view of the ARCP Board, an inadequate and potentially misleading metric in evaluating the value of a REIT.

In addition, the ARCP Board also considered the interests that certain executive officers and directors of ARCP may have with respect to the merger in addition to their interests as stockholders of ARCP generally (see the section entitled “— Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 146 of this joint proxy statement/prospectus), which the ARCP Board considered as being neutral in its evaluation of the joint proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the ARCP Board in reaching its recommendation, it may not include all of the factors considered by the ARCP Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the ARCP Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The ARCP Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the ARCP Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole. This explanation of ARCP’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55 of this joint proxy statement/prospectus.

THE ARCP BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, DETERMINED THAT EACH OF THE MERGER AGREEMENT AND THE MERGER IS FAIR AND REASONABLE, ADVISABLE AND IN THE BEST INTERESTS OF ARCP AND ITS STOCKHOLDERS AND RECOMMENDED THAT THE ARCP STOCKHOLDERS APPROVE THE ISSUANCE OF SHARES OF ARCP COMMON STOCK TO COLE STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT. ACCORDINGLY, THE ARCP BOARD UNANIMOUSLY RECOMMENDS THAT THE ARCP STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF ARCP COMMON STOCK TO COLE STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT.

In considering the recommendation of the ARCP Board with respect to the issuance of ARCP’s common stock, you should be aware that certain of ARCP’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of ARCP stockholders generally. See the section entitled “— Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 146 of this joint proxy statement/prospectus.

The explanation of the reasoning of the ARCP Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”

Recommendation of the Cole Board and Its Reasons for the Merger

The Cole Board has unanimously (i) determined that the merger is in the best interests of Cole and its stockholders, (ii) declared the merger advisable and (iii) approved the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement. The decision of the Cole Board to enter into the merger agreement was the result of careful consideration by the Cole Board of numerous factors, including the following material factors:

•	the value of the total blended cash and stock merger consideration of $14.59 per share of Cole common stock, based on the closing price per ARCP common share on October 22, 2013 (the last full trading day before announcement of the proposed merger), represents a premium of 13.8% over the closing price of $12.82 per share of Cole common stock on October 22, 2013;
•	the opportunity for Cole stockholders to elect cash or stock consideration, which will enable stockholders to receive immediate cash value while those stockholders who wish to continue to participate in the combined company will have the chance to do so, subject in each case to the proration provisions of the merger agreement;
•	the expected percentage ownership interests and voting power of the Cole stockholders following completion of the merger, and the fact that the stock portion of the merger consideration is a fixed ratio and will not be affected by changes in the market price of the two companies’ stock;
•	the fact that the merger of Cole and Merger Sub is intended to qualify as a “reorganization” within the meaning of the Code and is, therefore, not expected to be taxable to Cole stockholders to the extent they receive solely ARCP stock;

•	the combined company, which will be the largest net lease REIT and one of the larger publicly traded REITs, is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities due to its increased size and scale compared to such competitors;
•	the combined company is expected to have a best-in-class property portfolio with superior diversification by geography, industry and tenants, and long-weighted average lease terms, and is expected to have significant capacity to grow earnings through acquisitions, internal rent growth and re-leasing;
•	as a result of its larger size, access to multiple forms of capital and potential investment-grade balance sheet, the combined company is expected to have access to lower-cost debt financing in the public and private markets, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost;
•	the combined company may be able to achieve greater economies of scale than Cole on a stand-alone basis by allocating ARCP’s operating platform over a larger portfolio;
•	the unification of ARCP and Cole management teams will forge a competitive advantage from deep industry knowledge and broad industry relationships;
•	the ARCP Board will gain the membership of two of Cole’s existing independent directors, who will bring a wealth of additional experience and expertise to and further diversify the current ARCP Board;
•	the Cole Board’s understanding of the information concerning Cole’s and ARCP’s respective businesses, financial performance, condition, operations, management, competitive positions, prospects and stock performance, including the report of Cole’s management on the results of Cole’s due diligence review of ARCP and its assets, liabilities, earnings and financial condition;
•	in light of the discussions Cole had with other potential counterparties between July 2013 and September 2013 and the Cole Board’s understanding of the capability and likelihood for other potential counterparties to emerge (see the section entitled “— Background of the Merger” beginning on page 104 of this joint proxy statement/prospectus), the Cole Board did not believe that it was likely that another party would make or accept an offer to engage in a transaction with Cole that would be more favorable to Cole and its stockholders than the merger, and furthermore that if another party did make an offer for Cole that was more favorable to Cole and its stockholders than the merger, Cole would be able to accept such an offer, subject to payment of a $100 million termination fee and the other conditions of the merger agreement for accepting a Superior Proposal (as defined in the merger agreement);
•	the ability to complete the merger in a timely manner (including the likelihood of receiving the ARCP and Cole stockholder approvals necessary to complete the transaction in a timely manner) given the commitment of both parties to complete the merger pursuant to their respective obligations under the merger agreement;
•	the agreement of ARCP to increase the aggregate merger consideration payable to Cole stockholders by $50 million, as a result of the corresponding reduction in the payment by ARCP to Mr. Cole, Mr. Nemer and certain other Cole executives pursuant to their agreement to reduce by $50 million the maximum amount of contingent payments that would be payable to them under the Cole Holdings Merger Agreement;
•	the terms and conditions of the merger agreement, including:
•	the cash and stock election provisions described above;
•	the agreement of ARCP to condition Cole’s obligation to consummate the merger on the consummation by ARCP of its acquisitions of CapLease and ARCT IV on their current terms;

•	the agreement of ARCP not to incur debt that would cause its investment-grade corporate credit rating from Moody’s to be downgraded;
•	the agreement that ARCP will become self-managed as a condition to the closing of the merger agreement, and consequently will no longer sustain the costs of various fees and expenses under advisory and property management agreements (other than certain transition services and other non-material services), will reduce conflicts of interest and will have more flexibility in taking advantage of liquidity events;
•	the provisions permitting Cole to furnish non-public information to, and engage in discussions with, a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the Cole Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the proposal is reasonably likely to result in a transaction that, if consummated, would be more favorable to Cole stockholders than the merger (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by Cole” beginning on page 192 of this joint proxy statement/prospectus);
•	the provisions permitting the Cole Board to, under certain circumstances, withhold, withdraw, modify or qualify its recommendation with respect to the merger and terminate the merger agreement (i) (a) if the Cole Board receives an unsolicited bona fide written proposal to engage in a business combination transaction that, in the good faith determination of the Cole Board, after consultation with outside legal counsel and financial advisors, constitutes a transaction that, if consummated, would be more favorable to Cole stockholders than the merger and (b) the Cole Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law or (ii) for any reason if the Cole Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, and, in each case, subject to the requirement to pay the expense reimbursement referenced below (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by Cole” beginning on page 192 of this joint proxy statement/prospectus);
•	the opinion of Goldman Sachs, dated October 22, 2013, to the Cole Board, as to the fairness, from a financial point of view and as of the date of the merger agreement, and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, of the per share consideration to be paid to holders (other than ARCP and its affiliates) of Cole common stock pursuant to the Merger Agreement, as more fully described below in the section entitled “— Opinion of Cole’s Financial Advisor” beginning on page 136 of this joint proxy statement/prospectus; and
•	the fact that the merger is subject to the approval of Cole stockholders.

The Cole Board also identified and considered the following potentially negative factors in its deliberations:

•	that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in relative stock prices prior to the completion of the merger, and that the terms of the merger agreement did not include “collar” or other price guarantee provisions;
•	the possible disruption to Cole’s or ARCP’s business that may result from the announcement of the transaction;
•	the risk that the cost savings, operational synergies and other benefits expected to result from the transaction might not be fully realized or not realized at all;
•	the risks posed by the additional indebtedness ARCP will incur to complete the merger (as well as to complete the ARCT IV transaction and the CapLease transaction), including the risk of increasing ARCP’s vulnerability to general adverse economic and industry conditions, limiting ARCP’s ability to obtain additional financing as needed in the future, requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on such indebtedness (thereby reducing ARCP’s ability to use cash flow to fund normal expenses and other operating requirements), limiting ARCP’s flexibility in planning for (or reacting to) changes in ARCP’s business and industry and putting ARCP at a disadvantage compared to competitors with less indebtedness;
•	the risk that ARCP’s financial profile could change between the date of the merger agreement and the completion of the merger (including as a result of actions taken in accordance with the merger agreement), which could impact the value of the ARCP common stock Cole stockholders could receive as consideration;
•	the terms of the merger agreement regarding the restrictions on the operation of Cole’s business during the period between the signing of the merger agreement and the completion of the merger;
•	the expense reimbursement of $10.0 million and the break-up fee of $100.0 million to be paid to ARCP, if the merger agreement is terminated under circumstances specified in the merger agreement, may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, Cole (see the section entitled “The Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 199 of this joint proxy statement/prospectus);
•	the terms of the merger agreement that place limitations on the ability of Cole to solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that would reasonably be expected to result in alternative business combination transactions and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by Cole” beginning on page 192 of this joint proxy statement/prospectus);
•	the possibility that the merger may not be completed because ARCP fails to consummate the acquisition of CapLease or ARCT IV for any reason;
•	the possibility that the CapLease or ARCT IV transactions may be consummated on terms different from those currently set forth in the merger agreements for such transactions (subject to the approval right of Cole over amendments to such transactions, as described in the section entitled “The Merger Agreement — Covenants and Agreements — Conduct of Business of ARCP and Merger Sub Pending the Merger” beginning on page 190 of this joint proxy statement/prospectus), and the potential impact to the value of ARCP common stock resulting from any change in terms;
•	the possibility that Cole may not obtain the lender consents required to be obtained under the merger agreement or that the combined company may violate the financial covenants under ARCPs credit facilities;
•	the possibility that the merger may not be completed or may be unduly delayed because the Cole stockholders may not approve the merger and the other transactions contemplated by the merger agreement, the ARCP stockholders may not approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger or other factors outside of Cole’s control;
•	the possibility that the merger may not be completed or may be unduly delayed because ARCP does not complete the agreed self-management transaction;
•	the risk that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:
•	Cole’s operating results, particularly in light of the costs incurred in connection with the transaction, and
•	Cole’s ability to attract and retain tenants;

•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Cole and ARCP and the transaction expenses arising from the merger;
•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;
•	the possible effects of the announcement or consummation of the merger, including any suit, action or proceeding initiated in respect of the merger;
•	the absence of appraisal rights for Cole stockholders under the MGCL; and
•	the risks described in the section entitled “Risk Factors” beginning on page 33 of this joint proxy statement/prospectus.

The Cole Board also considered the interests that certain executive officers and directors of Cole may have with respect to the merger in addition to their interests as stockholders of Cole generally (see the section entitled “— Interests of Cole’s Directors and Executive Officers in the Merger” beginning on page 152 of this joint proxy statement/prospectus), which the Cole Board considered as being neutral in its evaluation of the proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the Cole Board in reaching its recommendation, it may not include all of the factors considered by the Cole Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the Cole Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The Cole Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the Cole Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole. This explanation of Cole’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55 of this joint proxy statement/prospectus.

THE COLE BOARD HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF COLE AND ITS STOCKHOLDERS, (II) DECLARED THE MERGER ADVISABLE AND (III) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. ACCORDINGLY, THE COLE BOARD UNANIMOUSLY RECOMMENDS THAT THE COLE STOCKHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering the recommendation of the Cole Board with respect to the merger, you should be aware that certain of Cole’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of Cole stockholders generally. See the section entitled “— Interests of Cole’s Directors and Executive Officers in the Merger” beginning on page 152 of this joint proxy statement/prospectus.

Opinion of ARCP’s Financial Advisor

ARCP engaged Barclays Capital to act as its financial advisor with respect to the acquisition of Cole. On October 22, 2013, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to the ARCP Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration, which consists of (at the election of each Cole stockholder): (i) 1.0929 validly issued, fully paid and non-assessable shares of ARCP common stock, $0.01 par value per share, or (ii) $13.82 per share in cash, with a maximum number of shares of Cole common stock, $0.01 par value per share, that may be converted into the right to receive cash equal to 20% multiplied by the number of shares of Cole common stock issued and outstanding immediately prior to the effective time of the merger, including restricted share units or performance share units of Cole which are deemed to be issued shares of Cole common stock under the Merger Agreement ((i) and (ii) are collectively referred to as the Merger Consideration) to be paid by ARCP in the proposed transaction is fair, from a financial point of view, to ARCP.

The full text of Barclays Capital’s written opinion, dated as of October 22, 2013, is attached as Annex C to this joint Proxy Statement/Prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the ARCP Board, addresses only the fairness, from a financial point of view, of the consideration to be paid by ARCP and does not constitute a recommendation to any stockholder of ARCP as to how such stockholder should vote with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between ARCP and Cole and were unanimously approved by the ARCP Board. Barclays Capital was not requested to address, and its opinion does not in any manner address, ARCP’s underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction. In addition, Barclays Capital expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be paid in the proposed transaction or otherwise. No limitations were imposed by the ARCP Board upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed and analyzed the merger agreement and the specific terms of the proposed transaction;
•	reviewed and analyzed publicly available information concerning Cole and ARCP (including with respect to the CapLease Merger, and with respect to the pending ARCT IV Merger, that Barclays Capital believed to be relevant to its analysis, including ARCP’s most recent Annual Report on Form 10-K, Cole’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q of ARCP and Cole for their respective fiscal quarters ended June 30, 2013, Current Report on Form 8-K of CapLease dated May 28, 2013 and Joint Proxy Statement/Prospectus on Form S-4 (as amended) of ARCP and ARCT IV;
•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of ARCP furnished to Barclays Capital by ARCP, including financial projections of ARCP prepared by management of ARCP, referred to herein as the ARCP projections;
•	reviewed financial and operating information with respect to the business, operations and prospects of Cole furnished to Barclays Capital by ARCP, including financial projections of Cole prepared by management of Cole, referred to herein as the Cole projections;
•	reviewed and analyzed a trading history of ARCP common stock from October 18, 2012 to October 18, 2013 and a comparison of that trading history with those of other companies that Barclays Capital deemed relevant;
•	reviewed and analyzed a trading history of Cole common stock from June 20, 2013 to October 18, 2013 and a comparison of that trading history with those of other companies that Barclays Capital deemed relevant;
•	reviewed and analyzed a comparison of the historical financial results and present financial condition of ARCP and Cole with each other and with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions that Barclays Capital deemed relevant;
•	reviewed and analyzed the pro forma impact of the proposed transaction on the future financial performance of the combined company (which reflects certain potential pro forma financial effects of the CapLease Merger and the ARCT IV Merger, as applicable), including the expected cost savings and operating synergies expected by the management of ARCP to result from the proposed transaction (collectively referred to herein as the “Expected Impacts”);
•	had discussions with the management of ARCP concerning its business, operations, assets, liabilities, financial condition and prospects and the potential strategic benefits of the proposed transaction, including but not limited to the potential impacts to ARCP’s growth, portfolio and leverage; and
•	undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information (and Barclays Capital did not assume responsibility or liability for any independent verification of such information) and Barclays Capital further relied upon the assurances of the management of ARCP that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to financial projections, including ARCP projections and the Cole projections, upon the advice of ARCP, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ARCP and Cole as to the future financial performance of ARCP and Cole and that ARCP and Cole would perform substantially in accordance with such projections. Furthermore, upon the advice of ARCP, Barclays Capital assumed that the amounts and timing of the Expected Impacts are reasonable and that certain Expected Impacts would be realized in accordance with such estimates. Barclays Capital assumed no responsibility for and Barclays Capital expressed no view as to any such projections or estimates or the assumptions on which they are based. Additionally, upon the advice of ARCP, Barclays Capital assumed that the CapLease Merger and the ARCT IV Merger would be consummated in accordance with their terms and in a manner consistent with the assumptions underlying the financial forecasts relating to ARCP and Cole. In arriving at Barclays Capital’s opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of ARCP (or of CapLease or ARCT IV) or of Cole, and has not made or obtained any evaluations or appraisals of the assets or liabilities of ARCP (or of CapLease or ARCT IV) or of Cole. Barclays Capital’s opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, October 22, 2013. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after October 22, 2013. Barclays Capital expressed no view as to the CapLease Merger and the ARCT IV Merger, or any of the terms or conditions thereof. Barclays Capital expressed no opinion as to the prices at which shares of ARCP common stock would trade following the announcement or consummation of the proposed transaction. Barclays Capital’s opinion should not be viewed as providing any assurance that the market value of the shares of ARCP common stock to be held by the stockholders of ARCP after the consummation of the proposed transaction will be in excess of the market value of ARCP common stock owned by such stockholders at any time prior to the announcement or consummation of the proposed transaction.

Additionally, Barclays Capital assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. Barclays Capital also assumed, upon the advice of ARCP, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the merger agreement and that the proposed transaction would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays Capital’s opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understood that ARCP had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of Cole common stock or ARCP common stock but rather made its determination as to fairness, from a financial point of view, to ARCP of the consideration to be offered by ARCP in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to the ARCP Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARCP or any other parties to the proposed transaction. None of ARCP, Cole, Merger Sub, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays Capital reviewed and compared specific financial and operating data relating to Cole and ARCP with selected companies that Barclays Capital deemed comparable to Cole and ARCP. The selected comparable companies were:

•	Realty Income Corp.
•	W.P. Carey
•	Spirit Realty Capital
•	National Retail Properties
•	Lexington Realty Trust
•	Chambers Street

Barclays Capital calculated and compared various financial multiples and ratios of Cole, ARCP and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s ratio of its current stock price to its calendar year 2014 estimated AFFO based on Wall Street research consensus estimates. This resulted in a range of 12.2x to 16.8x estimated AFFO with a median of 14.6x. Barclays Capital also reviewed annualized quarterly and monthly dividends, as applicable, of the selected comparable companies as a percentage of the closing stock prices of the selected comparable companies, referred to as dividend yield. This resulted in a range of dividend yields from 5.8% to 7.7% with a median of 6.4%. All of these calculations were performed, and based on publicly available financial data and closing prices as of October 18, 2013. Barclays Capital selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Cole and ARCP, as all the selected companies are REITs with operations that, for the purposes of the analysis of Barclays

Capital, may be considered similar to those of Cole and ARCP, but none of the selected companies are identical to Cole or ARCP. However, because of the inherent differences between the business, operations and prospects of Cole, ARCP and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Cole and ARCP and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, leverage and degree of operational risk between Cole, ARCP and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 12.0x to 16.0x multiples of calendar year 2014 estimated AFFO for Cole and ARCP and applied such range to consensus projections of Wall Street research analysts for both Cole and ARCP, respectively, to calculate a range of implied prices per share of Cole common stock and ARCP common stock and to calculate a range of implied exchange ratios. In addition, based upon these judgments, Barclays Capital selected a range of 5.0% to 7.0% dividend yield and applied such range to announced annual dividends per share for both Cole and ARCP, respectively, to calculate a range of implied prices per share of Cole common stock and ARCP common stock and to calculate a range of implied exchange ratios. The following summarizes the result of these calculations:

AFFO Multiple

Cole Trading Comparables Reference Range	ARCP Trading Comparables Reference Range	Implied Exchange Ratio Trading Comparables Reference Range
$11.75 – $15.63	$13.92 – $18.56	0.633x – 1.123x

Dividend Yield

Cole Trading Comparables Reference Range	ARCP Trading Comparables Reference Range	Implied Exchange Ratio Trading Comparables Reference Range
$10.29 – $14.40	$13.43 – $18.80	0.547x – 1.072x

Barclays noted that on the basis of the selected comparable company analysis utilizing estimated AFFO multiples, the transaction consideration was within the range of implied values per share.

Selected Precedent Transaction Analysis

Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays Capital, based on its experience with merger and acquisition transactions, deemed relevant. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Cole and ARCP. The selected precedent transactions were:

•	W.P. Carey/CPA: 16
•	ARCP/ARCT IV
•	ARCP/CapLease
•	Spirit Realty Capital/Cole Credit Property Trust II
•	ARCP/American Realty Capital Trust III
•	Realty Income/American Realty Capital Trust
•	W.P. Carey/CPA: 15
•	CPA: 16/CPA: 14

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Cole, ARCP and the companies included in the selected precedent transaction analysis. Accordingly, Barclays Capital believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies, Cole and ARCP. Based upon these judgments, Barclays Capital selected a range of 12.5x to 16.0x multiples of 1 year forward estimated AFFO and applied such range to the Cole projections and ARCP projections, respectively, to calculate a range of implied prices per share of Cole common stock and ARCP common stock. In addition, based upon these judgments, Barclays Capital selected a range of 12.5x to 16.0x multiples of 1 year forward estimated AFFO and applied such range to the calendar year 2014 consensus projections of Wall Street research analysts for both Cole and ARCP, respectively, to calculate a range of implied prices per share of Cole common stock and ARCP common stock. Furthermore, based upon these judgments, Barclays Capital selected a range of 5.8% to 7.1% estimated capitalization rates and applied such range to the calendar year 2014 estimated cash net operating income in the Cole projections and ARCP projections, respectively, to calculate a range of implied prices per share of Cole common stock and ARCP common stock. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

AFFO Multiple based on Cole projections and ARCP projections, respectively:

Cole Precedent Transactions Reference Range	ARCP Precedent Transactions Reference Range	Implied Exchange Ratio
$12.23 – $15.62	$14.26 – $18.26	0.670x – 1.095x

AFFO Multiple based on consensus Wall Street research projections

Cole Precedent Transactions Reference Range	ARCP Precedent Transactions Reference Range	Implied Exchange Ratio
$12.23 – $15.63	$14.50 – $18.56	0.659x – 1.078x

Capitalization Rate based on Cole projections and ARCP projections, respectively

Cole Precedent Transactions Reference Range	ARCP Precedent Transactions Reference Range	Implied Exchange Ratio
$10.34 – $14.03	$8.11 – $15.98	0.647x – 1.729x

Barclays Capital noted that on the basis of the selected precedent transaction analysis based on Cole projections and ARCP projections, respectively, the transaction consideration was within the range of implied values per share.

Net Asset Value/Sum-of-the-Parts Analysis

Barclays Capital performed a net asset (sum-of-the-parts) valuation of Cole’s and ARCP’s real estate portfolio based on management estimates of Cole and ARCP, the Cole projections and ARCP projections, respectively. Barclays Capital calculated the estimated net asset value of Cole’s and ARCP’s properties by applying selected calendar year 2014 capitalization rates ranging from 5.75% to 6.5% for Cole and ranging from 6.0% to 6.5% for ARCP and applied those rates to the calendar year 2014 estimated cash net operating income generated from existing properties and acquisitions. Barclays Capital derived the range of capitalization rates by reviewing the prevailing capitalization rates for publicly traded companies similar to Cole and ARCP, respectively. Barclays Capital then calculated a weighted average range for each of ARCP and Cole based on the mix of property types in each of their respective portfolios. The range for ARCP resulting from such calculations was higher than that of Cole due to several factors including asset mix, quality of assets, investment grade tenant composition and tenant concentration. Barclays Capital also took into account for purposes of such analysis Cole’s PCM business and applied a multiple of 9.0x to 10.0x calendar year 2014 estimated net income for Cole’s PCM business based on financial multiples of selected comparable companies for the PCM business. The selected comparable companies for the PCM business included alternative asset managers in the United States including Apollo, Blackstone, Carlyle, Fortress, KKR, Oaktree, and Och-Ziff. Barclays Capital also took into account for purposes of such analysis Cole’s and ARCP’s other tangible assets and liabilities estimated as of December 31, 2013, including Cole’s and ARCP’s outstanding indebtedness and excluding intangibles and other non-cash GAAP-specific balance sheet items.

Implied per share equity values for Cole and ARCP were calculated as Cole’s and ARCP’s implied net asset value divided by the number of shares of Cole common stock and ARCP common stock, respectively.

This analysis indicated an approximate per share equity value reference range for Cole of $11.70 to $13.30 and a per share equity value reference range for ARCP of $11.35 to $14.54. Based on this implied per share equity value reference range for Cole and ARCP, Barclays Capital calculated an implied exchange ratio reference range of 0.804 to 1.171.

Barclays Capital noted that on the basis of the net asset value/sum-of-the-parts analysis based on Cole projections and ARCP projections, respectively, the transaction consideration was within the range of implied values per share.

Discounted Cash Flow Analysis

Barclays Capital performed a discounted cash flow analysis of Cole and ARCP. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Cole and ARCP using the discounted cash flow method, Barclays Capital added each of Cole’s and ARCP’s respective (i) projected unlevered free cash flows for calendar years 2014 through 2018 based on the Cole projections and the ARCP projections, respectively, to (ii) the “terminal value” at the end of calendar year 2018 for each of Cole and ARCP, and discounted such amounts to their respective present values using a range of selected discount rates. The unlevered free cash flows were calculated by taking the earnings before interest, tax expense, depreciation and amortization and subtracting capital expenditures. The residual value of Cole and ARCP, respectively, at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on the cash net operating income for the last calendar year period ending 2018 and applying a capitalization rate of 6.0% to 7.0%, which was derived by analyzing the results from the precedent transaction analysis and applying such range to the Cole projections and ARCP projections. The range of after-tax discount rates was selected based on an analysis of the weighted average cost of capital of Cole and ARCP, respectively. The cash flows and terminal values were then discounted to present value as of December 31, 2013 using discount rates ranging from 7.0% to 8.0%. Barclays Capital separately valued the Cole Private Capital markets business utilizing discounted cash flow analysis. The “terminal value for the Cole Private Capital markets business was estimated by selecting a range of terminal value multiples based on the net income for the last calendar year period ending 2018 and applying a range of 9.0x to 10.0x, which was derived by analyzing the results from the selected comparable companies analysis for the Cole Private Capital Market business. The range of after-tax discount rates was selected based on an analysis of the weighted average cost of capital of Cole Private Capital Markets business. The cash flows and terminal values were then discounted to present value as of December 31, 2013 using discount rates ranging from 9.5% to 11.5%. Barclays Capital then calculated a range of implied prices per share of Cole and ARCP, respectively, by adding certain non-operating assets and subtracting certain non-operating liabilities, including estimated net debt as of December 31, 2013, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the number of shares of Cole common stock and ARCP common stock, respectively. The analysis of Cole and ARCP was performed on both a pre-synergies and post-synergies basis, as advised by ARCP management. The following summarizes the result of these calculations:

Cole Discounted Cash Flows Reference Range (pre-synergies) $11.13 – $14.07

Cole Discounted Cash Flows Reference Range (post-synergies) $11.80 – $14.79

ARCP Discounted Cash Flows Reference Range (pre-synergies) $9.25 – $15.41

ARCP Discounted Cash Flows Reference Range (post-synergies) $9.43 – $15.60

Implied Exchange Ratio Discounted Cash Flows Reference Range (pre-synergies) 0.723 – 1.521

Implied Exchange Ratio Discounted Cash Flows Reference Range (post-synergies) 0.756 – 1.568

Barclays Capital noted that on the basis of the discounted cash flow analysis based on Cole projections and ARCP projections, respectively, the transaction consideration was within the range of implied values per share.

Pro Forma Capitalization Analysis

Barclays Capital analyzed and considered the impact of the merger on (i) the market value of ARCP common stock, (ii) total debt of ARCP (after considering total debt of Cole and the potential cash portion of the consideration) estimated as of December 31, 2013, (iii) net debt of Cole (after considering net debt of Cole and the potential cash portion of the consideration) estimated as of December 31, 2013, (iv) total enterprise value of Cole, and (v) calendar year 2013 estimated EBITDA of ARCP based on ARCP projections and considering the EBITDA as per the Cole projections (which were adjusted to include Expected Impacts, per ARCP’s management guidance).

The following summarizes the result of these calculations:

Market Value of Common Equity	$9,138,000,000
Total Debt	$11,019,000,000
Net Debt	$10,868,000,000
Total Enterprise Value	$21,395,000,000
Net Debt/2013E EBITDA	8.5x
Net Debt/Enterprise Value	50.8%
(Net Debt + Preferred)/Enterprise Value	57.1%

Pro Forma Accretion/Dilution Analysis

Using financial projections and estimates of Expected Impacts resulting from the transaction provided by the managements of Cole and ARCP, Barclays Capital calculated the accretion/dilution of AFFO per share of ARCP common stock as a result of the transaction. For the calendar year 2014 assuming an expected April 1, 2014 closing of the transaction, Barclays Capital compared the AFFO per share of the combined company to the AFFO per share estimate of ARCP as a standalone entity. With respect to each share of ARCP common stock, the analysis indicated that the transaction would be dilutive to the AFFO in the amount of $0.02 or 1.3% assuming the maximum cash election.

In performing its analysis, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cole or ARCP. Any estimates contained in Barclays Capital’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates. These analyses were prepared solely as part of the analysis of Barclays Capital of the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement to be paid by ARCP and were conducted in connection with the delivery of Barclays Capital’s opinion to the ARCP Board.

Historical Share Prices

To illustrate the trend in the historical trading prices of Cole common stock, Barclays Capital considered historical data with regard to the trading prices of Cole common stock for the period from June 20, 2013 to October 18, 2013 and compared such data with the relative stock price performances during the same periods of ARCP common stock as well as the trading prices of ARCP common stock for the period from October 18, 2012 to October 18, 2013.

Barclays Capital noted that during the period from June 20, 2013 to October 18, 2013, the closing price of Cole common stock ranged from $9.85 to $12.72, compared to ARCP which ranged from $11.64 to $18.05 during the period from October 18, 2012 to October 18, 2013.

General

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. the ARCP Board selected Barclays Capital because of its familiarity with ARCP and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays Capital is acting as financial advisor to ARCP in connection with the proposed transaction and will receive fees for its services a portion of which are payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the proposed transaction. In addition, ARCP has agreed to reimburse a portion of Barclays Capital’s expenses in connection with the proposed transaction and indemnify Barclays Capital for certain liabilities that may arise out of Barclays Capital’s engagement by ARCP and the rendering of Barclays Capital’s opinion. Barclays Capital has performed various investment banking and financial services for ARCP and Cole in the past, and Barclays Capital may perform such services in the future, and has received, and expects to receive, customary fees for such services. Barclays Capital has not received any fees from Cole for such services in the past two (2) years. With respect to ARCP, specifically, in the past two (2) years, Barclays Capital has performed the following investment banking and financial services: (i) Barclays provided a $150.0 million commitment in connection with ARCP’s $1.7 billion senior secured credit facility, dated February 14, 2013 (as amended), (ii) Barclays Capital served as joint book-running manager in July 2013 for ARCP’s offering of $310.0 million of Convertible Senior Notes due 2018 and (iii) Barclays Capital served as joint book-running manager in December 2013 for ARCP’s offering of $287.5 million of 3.00% Convertible Senior Notes due 2018 (including $37.5 million of notes issued on exercise of the underwriters’ over-allotment option), or the 2018 Notes, and $402.5 million of its 3.75% Convertible Senior Notes due 2020 (including $52.5 million of notes issued on exercise of the underwriters’ over-allotment option), or the 2020 Notes, and, together with the 2018 Notes, the December 2013 Convertible Notes. Furthermore, Barclays has been engaged to act as the arranger for a $2.175 billion term loan and a $575.0 million bridge loan facility (and Barclays has also been engaged to act as initial purchaser in connection with the issuance of $575.0 million of bonds which may be issued in lieu of such $575.0 million bridge loan) to ARCP in connection with the proposed transaction, the proceeds of which may be used to refinance certain debt of the combined company that may be outstanding following the effective time of the merger and to pay all or a portion of the cash consideration in connection with the merger. In accordance with the terms of the commitment letter in connection therewith, the commitments of Barclays and the other Commitment Parties were reduced as a result of the issuance of the December 2013 Convertible Notes. After such issuance, $2.06 billion remains available under the term loan facility, and the bridge loan facility was terminated. Pursuant to such financing commitments, Barclays expects to receive certain customary indemnification and fees from ARCP, including certain fees payable depending on various circumstances and contingencies. Certain of these fees could be passed on to lenders other than Barclays in the event of the syndication of the financing contemplated by the financing commitments.

Barclays Capital and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of ARCP and Cole and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Prospective Financial information of ARCP

ARCP does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, ARCP is including these projections that were made available to the ARCP Board, the Cole Board and management in connection with the evaluation of the merger. The information prepared by ARCP’s management was derived from revenue, earnings, portfolio and other data publicly available through ARCP’s periodic and other public filings, as well as current portfolio data. This information also was utilized by ARCP’s financial advisor for the purpose of its financial analysis to the extent described below. The inclusion of this information should not be regarded as an indication that any of ARCP, Cole, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily indicative of actual future results.

ARCP’s management assumed $1.5 billion per year of acquisitions, financed with 35% debt and 65% equity. The capitalization rate was assumed to begin at 8.25%, decreasing each year by approximately 0.125%. The average acquisition interest rate for 2014 was 3.8% and for 2015, go-forward debt was priced at 3.1% and increased 0.5% per annum. Historically, ARCP has acquired approximately $1 billion per year, on average, since its IPO. Acquisitions for 2011, 2012 and the first half of 2013 totaled approximately $209.3 million, $1.59 billion and $1.14 billion, respectively, and capitalization rates for such periods were 8.2%, 8.0% and 7.6%, respectively. In accordance with ARCP’s financial filings, historical figures are presented to include American Realty Capital Trust III, Inc.’s acquisitions as they occurred.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year.

ARCP stockholders and Cole stockholders are urged to review the SEC filings of ARCP for a description of risk factors with respect to the business of ARCP. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 213. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or U.S. GAAP.

Neither the independent registered public accounting firm of ARCP nor any other independent accountants have compiled, examined, or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of ARCP contained in ARCP’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of ARCP. It does not extend to the unaudited prospective financial results and should not be read to do so. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. No representation is made by ARCP, Cole or any other person to any ARCP stockholder or any Cole stockholder regarding the ultimate performance of ARCP compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily indicative of actual future events, and such information should not be relied on as such.

The following table presents selected unaudited prospective financial data for ARCP on a historical basis and projected January 1, 2014 through January 1, 2016, which assumes all projected acquisitions during a calendar year.

($ in millions)	2011	2012	2013 (6 months)	2014	2015	2016
EBITDA as adjusted	($2)	$15	$23	$647	$771	$952
Funds from Operations as adjusted (FFO as adjusted)	($2)	$4	$38	$403	$516	$666
Adjusted Funds from Operations (AFFO)	$2	$48	$63	$398	$516	$662

For purposes of the unaudited prospective financial information presented herein, EBITDA as adjusted is calculated as net earnings plus (i) depreciation and amortization, (ii) consolidated interest expense, (iii) net earnings attributable to non-controlling interests and (iv) one-time merger related expenses and funds from operations is calculated as net income adjusted for non-cash items, including (i) real estate depreciation and amortization and (ii) mark-to-market adjustments, and non-recurring items, including (iii) merger expenses. Adjusted funds from operations is calculated as funds from operations plus (i) acquisition expenses, (ii) non-cash interest expense, (iii) non-cash compensation, (iv) FAS 13 straight line rent adjustments, and (v) FAS 141 above-market lease adjustments.

EBITDA as adjusted, FFO as adjusted and AFFO are non-GAAP measures that ARCP believes are important to understanding ARCP’s operations. ARCP believes EBITDA as adjusted is an important supplemental measure of operating performance as it allows comparison of ARCP’s operating results without regard to financing methods and capital structure. ARCP believes FFO as adjusted is an important supplemental measure of operating performance because it excludes the effects of depreciation and amortization (which is based on historical costs and which may be of limited relevance in evaluating current performance). ARCP believes AFFO is an important supplemental measure of operating performance because, in addition to the items excluded in calculating FFO as adjusted, it excludes straight-lined rent and other non-cash items that have become more significant for ARCP and ARCP’s competitors over the last several years.

AFFO also excludes acquisition costs, which are dependent on acquisitions made and can fluctuate significantly from period to period. ARCP believes that net income is the most directly comparable GAAP measure to FFO as adjusted and AFFO.

In preparing the foregoing unaudited prospective financial results, ARCP made assumptions and estimates regarding, among other things, future interest rates, ARCP’s future stock price, the level of future investments by ARCP and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by ARCP, future mortgage and receivable loan payoffs to ARCP, the ability to refinance certain of ARCP’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates.

The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 33 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55, all of which are difficult to predict and many of which are beyond the control of ARCP and/or Cole and will be beyond the control of the combined company. The underlying assumptions may not prove to be accurate and the projected results may not be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

ARCP DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Opinion of Cole’s Financial Advisor

In connection with the proposed merger, on October 22, 2013, Goldman Sachs rendered to the Cole Board its oral opinion, subsequently confirmed in writing, to the effect that, as of October 22, 2013, and based upon and subject to the limitations and assumptions set forth in its written opinion, the Per Share Consideration to be paid to holders (other than ARCP and its affiliates) of shares of Cole common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For purposes of Goldman Sachs’ opinion, “Per Share Consideration” was defined as either (i) 1.0929 shares of ARCP common stock, par value $0.01 per share, or (ii) $13.82 in cash, subject to proration as set forth in the merger agreement.

The full text of the written opinion of Goldman Sachs, dated October 22, 2013, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. The summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Cole Board in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any holder of shares of Cole common stock should vote with respect to the proposed merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;
•	annual reports to shareholders and Annual Reports on Form 10-K of Cole for the five fiscal years ended December 31, 2012;
•	the Pre-Effective Amendment No. 3 to the Registration Statement of ARCP on Form S-4 (333-190056) relating to its pending acquisition of ARCT IV;
•	annual reports to shareholders and Annual Reports on Form 10-K of ARCP for the two fiscal years ended December 31, 2012;
•	the Registration Statement of ARCP on Form S-11 (333-172205), including the Prospectus of ARCP, dated July 7, 2011, relating to the initial public offering of the ARCP common stock;
•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Cole and ARCP;
•	certain other communications from Cole and ARCP to their respective shareholders;
•	certain publicly available research analyst reports for Cole and ARCP;
•	certain internal financial analyses and forecasts for Cole prepared by its management (referred to as the Cole management forecasts), and certain internal financial analyses and forecasts for ARCP (including the estimated pro forma projected capital structure of ARCP as of December 31, 2013) prepared by its management as adjusted by management of Cole (referred to as the adjusted ARCP management forecasts), in each case, as approved for Goldman Sachs’ use by Cole; and
•	certain cost savings and operating synergies projected by the management of ARCP to result from the proposed merger as adjusted by management of Cole, as approved for Goldman Sachs’ use by Cole (referred to as the synergies).

Goldman Sachs held discussions with members of the senior managements of Cole and ARCP regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed merger and the past and current business operations, financial condition and future prospects of Cole and ARCP; reviewed the reported price and trading activity for the shares of Cole common stock and the shares of ARCP common stock; compared certain financial and stock market information for Cole and ARCP with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Cole, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with Cole’s consent, that the Cole management forecasts, the adjusted ARCP management forecasts and the synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cole. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cole or ARCP or any of their respective subsidiaries or that are subject to any pending acquisition by ARCP and was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained, and the ARCT IV Merger, the CapLease Merger and the Self-Management (all as defined in the merger agreement) will be consummated prior to or simultaneously with the consummation of the proposed merger, in each case without any adverse effect on Cole or ARCP or on the expected benefits of the proposed merger in any way meaningful to its analysis. Goldman Sachs assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Cole to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Cole; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than ARCP and its affiliates) of shares of Cole common stock, as of the date of the written opinion, of the Per Share Consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the proposed merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed merger, including, the fairness of the proposed merger, or of any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Cole; nor as to the fairness of the amount or nature of any incentive, contingent or other consideration relating to the Cole Holdings Acquisition in April 2013, or of any compensation to be paid or payable to any of the officers, directors or employees of Cole, or class of such persons, in connection with the proposed merger, whether relative to the Per Share Consideration to be paid to the holders (other than ARCP and its affiliates) of shares of Cole common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of ARCP common stock will trade at any time or as to the impact of the proposed merger on the solvency or viability of Cole or ARCP or the ability of Cole or ARCP to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, October 22, 2013, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Cole Board in connection with its consideration of the proposed merger and such opinion does not constitute a recommendation as to how any holder of the shares of Cole common stock should vote on the proposed merger or any other matter or make any election in respect of the Per Share Consideration. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Cole Board on October 22, 2013 in connection with rendering the opinion described above. Goldman Sachs’ analyses and the summary below must be considered as a whole and selecting portions of its analyses and factors could create a misleading or incomplete view of Goldman Sachs’ analyses and opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 21, 2013, the day before Goldman Sachs presented its financial analyses to the Cole Board on October 22, 2013, and is not necessarily indicative of current market conditions.

The estimates of the future performance of Cole, ARCP or the combined company underlying Goldman Sachs’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates.

Implied Premia and Multiples Analysis

Goldman Sachs calculated the average implied value per share of Cole common stock reflected by the Per Share Consideration assuming holders of 20% of the total outstanding shares of Cole common stock would receive $13.82 in cash for each share of Cole common stock, which is the maximum percentage of Cole shares eligible for cash consideration under the merger agreement, and all other Cole shareholders would receive 1.0929 shares of ARCP common stock for each share of Cole common stock. Based upon the closing price of $13.38 per share of ARCP common stock on October 21, 2013, this calculation resulted in an average implied value of $14.46 per share of Cole common stock. By multiplying this average implied value per share by the total number of fully diluted outstanding shares of Cole common stock as reflected in Cole’s public filings, Goldman Sachs derived an implied equity value of Cole of approximately $6,892.9 million. Goldman Sachs then added to this implied equity value Cole’s projected net debt amount of approximately $4,123.2 million and non-controlling interests amount of approximately $16.7 million, in each case at the end of 2013, as provided by Cole management and the agreed amount of approximately $280 million payable in respect of the incentive and earn-out payments owed by Cole under the Cole Holdings Merger Agreement (referred to as the incentive and earn-out payments) and derived an implied enterprise value for Cole of approximately $11,312.8 million.

Using the same data and formulas but assuming no cash consideration will be paid in the proposed merger and all of the Cole shareholders would receive 1.0929 shares of ARCP common stock for each share of Cole common stock, Goldman Sachs derived an implied value of the Per Share Consideration of $14.62 and an implied enterprise value of Cole, post incentive and earn-out payments, of approximately $11,388.8 million.

Using the results of the calculations described above and the Cole management forecasts, Goldman Sachs calculated the following premia and multiples:

•	the average implied value of the Per Share Consideration as a premium to the closing share price of Cole common stock on October 21, 2013;
•	the average implied value of the Per Share Consideration as a premium to the volume weighted average share price, or VWAP, of Cole common stock over the 20-trading day period ended October 21, 2013;
•	the average implied value of the Per Share Consideration as a premium to the average of the closing shares prices of Cole common stock over the 30-trading day period ended October 21, 2013;
•	the average implied value of the Per Share Consideration as a premium to the average of the closing shares prices of Cole common stock over the period from June 20, 2013, the date on which shares of Cole common stock began trading on the New York Stock Exchange, to October 21, 2013;
•	the implied enterprise value, post the incentive and earn-out payments, as a multiple of Cole’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2013 and 2014;
•	the average implied value of the Per Share Consideration as a multiple of Cole’s estimated funds from operations (referred to as FFO) on a per share basis, or FFO per share, for 2014; and
•	the average implied value of the Per Share Consideration as a multiple of Cole’s estimated annualized adjusted funds from operation (referred to as AFFO) for 2013 (based on the midpoint of Cole management’s public guidance of Cole’s AFFO for the second half of 2013), on a per share basis, and Cole’s estimated AFFO per share for 2014.

The results of these analyses are summarized as follows:

	Assuming 20% Cash Consideration	Assuming 100% Stock Consideration
Premium to
10/21/2012 Close	12.7%	14.0%
20 – Day VWAP	17.2%	18.5%
30 – Day Closing Average	18.8%	20.1%
Post – Listing Closing Average	25.7%	27.1%
Enterprise Value Post Incentive & Earn-outs/EBITDA
2013E	18.2x	18.3x
2014E	16.9x	17.0x
Price/FFO per Share
2014E	15.9x	16.1x
Price/AFFO per Share
2013E	16.3x	16.4x
2014E	15.1x	15.3x

Illustrative Contribution Analysis

By dividing the estimated run-rate FFO for 2013 for Cole and ARCP (based on assets expected by their respective managements to be owned by them as of December 31, 2013), as reflected in the Cole management forecasts and the adjusted ARCP management forecasts, respectively, by the number of fully diluted shares outstanding for each company (in the case of ARCP, after giving effect to the expected issuances of shares by ARCP prior to the proposed merger), as provided by their respective managements, Goldman Sachs derived an estimated FFO per share for each of Cole and ARCP and the corresponding illustrative implied exchange ratio of 0.934 shares of ARCP common stock for each share of Cole common stock. Based on this illustrative implied exchange ratio, Goldman Sachs calculated that the pro forma percentage of ownership in the combined company would be approximately 63.8% for Cole stockholders and approximately 36.2% for ARCP stockholders.

Using the same methodologies and the estimated run-rate AFFO for 2013 for Cole and ARCP (based on assets expected by their respective managements to be owned by them as of December 31, 2013), as reflected in the Cole management forecasts and the adjusted ARCP management forecasts, respectively, Goldman Sachs derived an illustrative implied exchange ratio of 0.923 shares of ARCP common stock for each share of Cole common stock. Based on this illustrative implied exchange ratio, Goldman Sachs calculated that the pro forma percentage of ownership in the combined company would be approximately 63.6% for Cole stockholders and approximately 36.4% for ARCP stockholders.

Goldman Sachs also calculated a range of illustrative implied exchange ratios by applying illustrative forward capitalization rates ranging from 5.5% to 7.0% to Cole’s estimated run-rate cash net operating income for Cole’s real estate business for 2013 (based on assets expected by Cole management to be owned by them as of December 31, 2013), as reflected in the Cole management forecasts, and adding to the result an illustrative enterprise value of Cole’s asset management business (which was derived by applying illustrative multiples ranging from 6.5x to 10.5x to Cole management’s estimated EBITDA for Cole’s asset management business for the second quarter of 2013 annualized), Goldman Sachs derived a range of illustrative enterprise values for Cole. By applying illustrative forward capitalization rates ranging from 5.5% to 7.0% to ARCP’s estimated run-rate cash net operating income for 2013 (based on assets expected by Cole management to be owned by them as of December 31, 2013), as reflected in the adjusted ARCP management forecasts, Goldman Sachs derived a range of illustrative enterprise values for ARCP. Goldman Sachs then subtracted the net debt amount of the respective companies from these illustrative enterprise values and divided the results by the total number of fully diluted shares outstanding for each company (in the case of ARCP, after giving effect to the expected issuances of shares by ARCP prior to the proposed merger), as provided by their respective managements, to derive a range of illustrative implied exchange ratios of 0.870 to 1.300 shares of ARCP common stock for each share of Cole common stock.

Illustrative Standalone Levered Discounted Cash Flow Analysis

Goldman Sachs performed an implied exchange ratio analysis based on an illustrative levered discounted cash flow analysis for each of Cole and ARCP on a stand-alone basis. Using discount rates ranging from 9.00% to 10.50%, reflecting estimates of the cost of equity for both companies, Goldman Sachs calculated the present values as of the beginning of 2014 of (a) the estimated dividends for each company for 2014 through 2016 reflected in the Cole management forecasts and the adjusted ARCP management forecasts, respectively, and (b) the illustrative terminal values of each company as of the end of 2016 derived by applying forward AFFO exit multiples ranging from 11.8x to 14.8x to Cole’s estimated AFFO for 2016, and from 11.5x to 14.5x to ARCP’s estimated AFFO for 2016. By dividing the sum of the foregoing present values with respect to each company by such company’s total number of shares outstanding (in the case of ARCP, after giving effect to the expected issuances of shares by ARCP prior to the proposed merger),as provided by its management, Goldman Sachs derived illustrative present values of Cole ranging from $12.26 to $15.47 per share and illustrative present values of ARCP ranging from $12.11 and $15.19 per share.

Goldman Sachs then calculated the exchange ratio implied by dividing the range of implied values of Cole common stock indicated by the discounted cash flow analysis for Cole by the range of implied values of ARCP common stock indicated by the discounted cash flow analysis for ARCP. This analysis indicated a range of implied exchange ratios of 1.012 to 1.018 shares of Cole common stock per share of ARCP common stock.

Illustrative Pro Forma Trading Analysis

Assuming holders of 20% of the total outstanding shares of Cole common stock would receive cash consideration in the proposed merger, Goldman Sachs calculated a range of pro forma share prices for the ARCP common stock after giving effect to the merger by applying illustrative price/AFFO per share multiples ranging from 10x to 15x to estimated pro forma AFFO per share of the combined company for 2014 based on the number of shares of ARCP expected to be outstanding after the proposed merger, and estimates for the combined company from the Cole management forecasts and the adjusted ARCP management forecasts, taking into account the synergies and other adjustments per ARCP management, as adjusted by Cole management. Goldman Sachs then multiplied this range of pro forma share prices for the ARCP common stock by an implied average exchange ratio of 0.8743x, representing the average number of ARCP shares to be received for each share of Cole common stock in the merger, and added to the result $2.76, the average cash consideration to be received for each share of Cole common stock in the merger, to derive illustrative implied values of the Per Share Consideration ranging from $12.18 to $16.88 per share of Cole Common Stock.

Goldman Sachs performed the same calculation assuming no cash consideration would be paid in the proposed merger and derived illustrative implied values of the Per Share Consideration ranging from $11.14 to $16.71 per share of Cole common stock.

Using the same methodology, Goldman Sachs performed a sensitivity analysis by disregarding the synergies for purposes of the calculations. This resulted in illustrative implied values of the Per Share Consideration ranging from $11.76 to $16.26 per share of Cole Common Stock if holders of 20% of the total outstanding shares of Cole common stock would receive cash consideration in the proposed merger, or from $10.67 to $16.01 if no cash consideration would be paid in the proposed merger.

Illustrative Trading Comparable Analysis

Goldman Sachs calculated and compared certain financial information and multiples for Cole as a stand-alone entity to the corresponding financial information and multiples for ARCP as a stand-alone entity and the following selected companies in the real estate industry that are specialized in single-tenant properties and multiple-tenant properties, respectively:

Single Tenant Net Lease Peers

•	Realty Income Corporation
•	National Retail Properties, Inc.
•	Lexington Realty Trust

•	EPR Properties
•	Spirit Realty Capital, Inc
•	W.P. Carey Inc.

Multi-Tenant Retail Peers

•	Weingarten Realty Investors
•	Kimco Realty Corp.
•	DDR Corp.
•	Retail Properties of America, Inc.

Although none of ARCP or the selected companies is directly comparable to Cole, the companies included were chosen because they are publicly traded companies in the real estate industry with operations that, for purposes of analysis, may be considered similar to certain operations of Cole.

With respect to Cole, ARCP and each of the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of estimated EBITDA for 2013 and 2014;
•	closing share price on October 21, 2013 as a multiple of estimated FFO per share for 2013 and 2014; and
•	closing share price on October 21, 2013 as a multiple of estimated AFFO per share for 2013 and 2014.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent SEC filings by the company’s closing share price on October 21, 2013. By adding the net debt amount of each company as reported in its most recent public filings to the equity value of such company derived from the foregoing calculations, Goldman Sachs determined an implied enterprise value for each company. The multiples for Cole, ARCP and each of the selected companies were calculated using the most recent median estimates for each company published by the Inter-Brokerage Estimate System. The following table presents the results of these calculations:

	Cole Stand-alone	ARCP stand-alone	Single-Tenant Net Lease Peers				Multi-Tenant Retail Peers
			High	Low	Mean	Median	High	Low	Mean	Median
Enterprise Value/EBITDA
2013E	16.4x	n/a	18.1x	13.9x	15.8x	14.8x	19.7x	16.4x	17.4x	16.8x
2014E	14.1x	n/a	16.7x	12.1x	14.3x	14.0x	19.5x	14.5x	16.7x	16.4x
Price/FFO per Share
2013E	17.6x	15.0x	17.3x	11.2x	14.5x	14.4x	16.6x	13.9x	15.4x	15.5x
2014E	13.8x	12.2x	20.1x	10.6x	14.6x	14.4x	15.5x	13.9x	14.8x	14.8x
Price/AFFO per Share
2013E	14.7x	15.2x	17.3x	11.2x	14.5x	14.4x	16.2x	14.8x	15.4x	15.4x
2014E	13.1x	11.6x	16.2x	10.7x	13.8x	13.9x	15.5x	13.9x	14.8x	14.9x

Illustrative Combined Company Levered Discounted Cash Flow Analysis

Goldman Sachs performed a discounted cash flow analysis of the combined company, pro forma for the merger. Using the same methodologies and discount rates applied in the discounted cash flow analysis described in the section above entitled “Illustrative Standalone Levered Discounted Cash Flow Analysis”, Goldman Sachs calculated a range of illustrative present values per share of the combined company, assuming holders of 20% of the total outstanding shares of Cole common stock would receive cash consideration in the proposed merger, based upon estimates of the dividends for the combined company for 2014 through 2016 based upon estimates for the combined company from the Cole management forecasts and the adjusted ARCP management forecasts, taking into account the synergies and other adjustments per ARCP management, as adjusted by Cole management. The terminal values per share of the combined company at the end of 2016 were calculated by applying illustrative forward AFFO exit multiples ranging from 11.7x to 14.7x to the estimated AFFO for the combined company for 2016. This analysis resulted in illustrative implied present values per share of common stock of the combined company ranging from $12.77 to $16.02. Goldman Sachs then applied to this range of implied values an exchange ratio of 0.8743x, representing the average exchange ratio per share of Cole common stock, assuming holders of 20% of the total outstanding shares of Cole common stock elect to receive cash consideration in the proposed merger, and added to each result $2.76, the average cash consideration per share of Cole common stock assuming holders of 20% of the total outstanding shares of Cole common stock elect to receive cash in the proposed merger, to derive illustrative implied present values per share of common stock of the combined company ranging from $13.93 to $16.77. Goldman Sachs compared this range of implied present values ($13.93-$16.77 per share) to the range of implied present values per share of Cole common stock derived from the illustrative levered discounted cash flow analysis for Cole on a stand-alone basis ($12.26 to $15.47 per share) as described in the section above entitled “Illustrative Standalone Levered Discounted Cash Flow Analysis.”

In addition, Goldman Sachs performed a discounted cash flow analysis to calculate a range of illustrative present values per share of the combined company, pro forma for the merger, assuming no cash consideration would be paid in the proposed merger. This analysis resulted in illustrative implied present values per share of the common stock of the combined company ranging from $12.15 to $15.24. Goldman Sachs then multiplied this range of implied values by 1.0929, representing the number of shares of ARCP common stock to be paid for each share of Cole common stock, and derived illustrative implied present values per share of common stock of the combined company ranging from $13.27 to $16.65. Goldman Sachs compared this range of implied present values ($13.27-$16.65 per share) to the range of implied present values per share of Cole common stock derived from the illustrative levered discounted cash flow analysis for Cole on a stand-alone basis ($12.26 to $15.47 per share) as described in the section above entitled `Illustrative Standalone Levered Discounted Cash Flow Analysis.”

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cole, ARCP or the proposed merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Cole Board as to the fairness from a financial point of view to the holders (other than ARCP and its affiliates) of the shares of Cole common stock, as of October 22, 2013, of the consideration to be paid for each share of Cole common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cole, ARCP, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Per Share Consideration to be paid pursuant to the merger agreement was determined through arm’s-length negotiations between Cole and ARCP and was approved by the Cole Board. Goldman Sachs provided advice to Cole during these negotiations. Goldman Sachs did not, however, recommend any specific merger consideration to Cole or the Cole Board or that any specific merger consideration constituted the only appropriate consideration for the proposed merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Cole Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Cole Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Cole, ARCP and any of their respective affiliates and third parties, including AR Capital, the sponsor of ARCP, and its affiliates and other entities sponsored by ARC, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs has acted as financial advisor to Cole in connection with, and has participated in certain of the negotiations leading to, the proposed merger. In addition, Goldman Sachs has provided certain investment banking services to Cole and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the special committee of the Cole Board in connection with its acquisition of Cole Holdings Corporation in April 2013, and as dealer manager with respect to Cole’s self tender offer for up to $250.0 million of its shares of common stock commenced in June 2013. Goldman Sachs has also provided certain investment banking services to ARC, its affiliates and companies sponsored by AR Capital from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to American Realty Capital Trust, Inc., a company formerly sponsored by AR Capital, in connection with its acquisition by Realty Income Corporation in January 2013. Goldman Sachs may also in the future provide investment banking services to Cole, ARCP and their respective affiliates, including AR Capital, its affiliates and entities sponsored by AR Capital, for which its Investment Banking Division may receive compensation.

The Cole Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to a letter agreement, dated July 29, 2013, Cole engaged Goldman Sachs to act as its financial advisor in connection with the evaluation of strategic opportunities available to Cole, including a business combination with a third party. Pursuant to the terms of this engagement letter, Goldman Sachs is entitled to an initial fee of $5 million and Cole has agreed to pay Goldman Sachs a transaction fee estimated, based on the closing price of the shares of the ARCP common stock as of November 4, 2013, to be approximately $44 million (less the initial fee) plus, at the election of Cole, up to an additional $6 million, if the proposed merger is consummated. In addition, Cole has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Certain Prospective Financial Information of Cole

Cole does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Cole is including in this joint proxy statement/prospectus the projections that were made available to the Cole Board, the ARCP Board and management in connection with the evaluation of the merger. The information prepared by Cole’s management was derived from revenue, earnings, portfolio and other data publicly available through Cole’s periodic and other public filings, as well as current portfolio data. This information also was provided to Cole’s and ARCP’s respective financial advisors to the extent noted below. The inclusion of this information should not be regarded as an indication that any of Cole, ARCP, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily indicative of actual future results.

For purposes of preparing these projections, Cole’s management assumed that Cole would make $525 million of real estate acquisitions in 2014, $450 million in 2015, and $700 million in 2016, with the purchase prices paid in those acquisitions reflecting capitalization rates of approximately 7.35% in 2014, increasing by approximately 0.15% to 0.25% each year thereafter. The acquisitions were assumed to be financed with incremental unsecured debt priced at approximately 4.30% in 2014, increasing by 0.50% to 1.00% per annum thereafter. Cole’s management also assumed that Cole would make $300 million of real estate dispositions in 2014 and $400 million in 2015 and $275 million in 2016, with the sale prices received in those dispositions reflecting capitalization rates of approximately 7.15% in 2014 and approximately 0.30% less in subsequent years. Cole’s management also assumed that approximately $2.0 billion, $2.8 billion and $3.4 billion of capital would be raised in its private capital segment in 2014, 2015 and 2016, respectively. Cole’s management also assumed $3.5 billion, $4.3 billion and $5.9 billion of property would be acquired in its private capital segment in 2014, 2015 and 2016, respectively.

The unaudited prospective financial information was, in general, prepared solely for internal use and was based on its strategy in effect at the time and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year.

Cole stockholders and ARCP stockholders are urged to review the SEC filings of Cole for a description of risk factors with respect to the business of Cole. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 213. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or U.S. GAAP.

Neither the independent registered public accounting firm of Cole nor any other independent accountants have compiled, examined, or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. No representation is made by Cole, ARCP or any other person to any Cole stockholder or any ARCP stockholder regarding the ultimate performance of Cole compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily indicative of actual future events, and such information should not be relied on as such.

The following table presents selected unaudited prospective financial data on a twelve-month basis effective 2013 through 2016 for Cole on a standalone basis.

($ in millions)	2011	2012	2013 (9 months)	2013 Run Rate	2014	2015	2016
EBITDA as adjusted	$309.2	$494.8	$451.8	$660.6	$669.4	$719.6	$797.0
Funds From Operations as adjusted (FFO as adjusted)	$153.4	$267.1	$225.2	$453.1	$447.8	$490.8	$539.2
Adjusted Funds From Operations (AFFO)	$197.2	$308.4	$308.6	$475.3	$471.9	$506.6	$557.6

For purposes of the unaudited prospective financial information presented herein, EBITDA as adjusted represents earnings before interest, taxes, depreciation and amortization, adjusted to exclude (A) gains/losses on real estate and derivatives and (B) acquisition and merger related expenses and Funds From Operations (FFO) as adjusted is calculated as net income adjusted for non-cash items, including (i) real estate depreciation and amortization and (ii) gains/losses on real estate and related investments. Adjusted Funds From Operations (AFFO) is calculated as FFO as adjusted plus (i) acquisition and merger related expenses, (ii) loan cost amortization, (iii) stock-based compensation, (iv) amortization of intangible assets/liabilities and (v) elimination of straight line rental revenue. The 2013 run rate figures reflect Cole management’s estimate of Cole’s run-rate EBITDA as adjusted, FFO as adjusted and AFFO based on assets expected by Cole management to be owned by Cole as of December 31, 2013.

EBITDA as adjusted, FFO as adjusted and AFFO are non-GAAP measures that Cole believes are important to understanding Cole’s operations. Cole believes EBITDA as adjusted is an important supplemental measure of operating performance as it allows comparison of Cole’s operating results without regard to financing methods and capital structure. Cole believes FFO as adjusted is an important supplemental measure of operating performance because it excludes the effects of depreciation and amortization and gains/losses on real estate and related investments (which are based on historical costs and which may be of limited relevance in evaluating Cole’s ongoing performance). Cole believes AFFO is an important supplemental measure of operating performance because, in addition to the items excluded in calculating FFO as adjusted, it excludes straight-line rent and acquisition costs which allows for a comparison of the performance of Cole’s operations with other traded REITs that are not currently engaging in acquisitions and mergers, as well as a comparison of Cole’s performance with that of other traded REITs, as AFFO, or an equivalent measure, is routinely reported by traded REITs, and Cole believes often used by analysts and investors for comparison purposes.

Cole believes that net income is the most directly comparable GAAP measure to EBITDA as adjusted; FFO as adjusted and AFFO.

In preparing the foregoing unaudited prospective financial results, Cole made a number of assumptions and estimates regarding, among other things, future interest rates, Cole’s future stock price, the level of future investments by Cole and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by Cole, future mortgage and receivable loan payoffs to Cole, the ability to refinance certain of Cole’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates.

The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 33 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 55, all of which are difficult to predict and many of which are beyond the control of Cole and/or ARCP and will be beyond the control of the combined company. The underlying assumptions may not prove to be accurate and the projected results may not be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

COLE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Interests of ARCP’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCP Board to approve the issuance of shares of ARCP common stock to Cole stockholders pursuant to the merger agreement, ARCP stockholders should be aware that executive officers and directors of ARCP have certain interests in the merger that may be different from, or in addition to, the interests of ARCP stockholders generally. These interests may create potential conflicts of interest. The ARCP Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby. These interests include the following:

ARCP Investment Banking Services Agreement

On October 21, 2013, ARCP entered into the RCS Capital letter agreement with RCS Capital, the investment banking and capital markets division of RC Securities, pursuant to which RCS Capital agreed to act as financial advisor to ARCP in connection with a possible acquisition transaction involving ARCP. In connection with the RCS Capital letter agreement and the services provided by RCS Capital thereunder,

ARCP will pay RCS Capital an amount equal to 0.25% of the Transaction Value (as defined in the RCS Capital letter agreement), or the Transaction Fee, of an acquisition transaction and such fee will be payable upon the consummation of such acquisition transaction. When referring to the “Transaction Value,” we mean the sum of (i) the value of the merger consideration, (ii) the aggregate value of any debt, capital lease and preferred equity security obligations assumed, retired, cancelled or defeased in connection with the merger and (iii) the amount of any fees, expenses and promote paid. ARCP will also reimburse RCS Capital for reasonable out-of-pocket expenses arising in connection with the merger, regardless of whether the merger is consummated. The ARCP Investment Banking Services Agreement may be terminated by ARCP or RCS Capital at any time with or without cause upon receipt of written notice. In the event that the ARCP Investment Banking Services Agreement is terminated, RCS Capital will be entitled to the above-mentioned fee then due and payable and any expenses incurred prior to such termination. In addition, RCS Capital will be entitled to the Transaction Fee if the merger is consummated at any time prior to the earlier of (i) the date on which RCS Capital resigns its engagement or is terminated for cause and (ii) 18 months from the date of any other termination of the RCS Capital letter agreement by ARCP. If, curing the term of RCS Capital’s engagement or within 18 months thereafter, the merger agreement is terminated prior to the consummation of the merger or the merger is not otherwise consummated and ARCP receives a break-up fee in connection with such non-consummation, ARCP will pay RCS Capital 30% of such break-up fee less expenses incurred by ARCP in connection with the merger.

ARCP Letter Agreement

In connection with the merger, on December 9, 2013, ARCP entered into a letter agreement with RCS Advisory Services, LLC, or RCS Advisory Services, RC Securities and ANST, or the ARCP letter agreement, pursuant to which ARCP retained each of RCS Advisory Services, RC Securities and ANST to act as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger and the related proxy solicitation seeking approval of the issuance of ARCP common stock in connection with the merger. The term of the ARCP letter agreement will automatically expire upon the consummation of self-management; provided, however, that ARCP only (and not RCS Advisory Services, RC Securities or ANST) may terminate the ARCP letter agreement prior to the end of the term (except for certain surviving provisions), with or without cause, by giving RCS Advisory Services, RC Securities and ANST at least five days’ prior written notice thereof.

Pursuant to the ARCP letter agreement, ARCP will pay to RCS Advisory Services, RC Securities and ANST an aggregate amount of $750,000 in consideration for the services provided under the ARCP letter agreement and such fee will be payable upon the consummation of the merger; provided, that if the merger is not consummated, ARCP will be responsible for the payment of such fee. Additionally, ARCP will reimburse, irrespective of whether the merger is consummated, each of RCS Advisory Services, RC Securities and ANST for reasonable and actually incurred direct out-of-pocket expenses of RCS Advisory Services, RC Securities or ANST (including actually incurred reasonable legal fees in respect of any legal services incurred at the specific written request of ARCP) and for reasonable and actually incurred direct out-of-pocket expenses of third-party vendors, to the extent such vendors have been approved in writing by ARCP, incurred by RCS Advisory Services, RC Securities and ANST, as the case may be, in connection with the merger. RC Securities shall not mark-up any of such expenses and, to the extent any such expenses (i.e., travel and lodging) are incurred on behalf of ARCP and another party unrelated to ARCP, RCS Advisory Services, RC Securities and ANST will apportion such expenses in good faith, in a reasonable manner and advise ARCP thereof. At its sole discretion, ARCP may also directly pay any expenses of third party vendors. ARCP has agreed, subject to certain conditions, to indemnify RCS Advisory Services, RC Securities and ANST, together with their respective officers, directors, shareholders, employees, agents, and other controlling persons, against certain liabilities in connection with the ARCP letter agreement. Each of RCS Advisory Services, RC Securities and ANST is an entity directly or indirectly under common ownership with AR Capital.

Transaction Management Services Agreement

On December 9, 2013, ARCP and the ARCP OP entered into that certain Transaction Management Services Agreement with RCS Advisory Services, pursuant to which RCS Advisory Services and ARCP, on its own behalf and, as general partner of the ARCP OP, on behalf of the ARCP OP, memorialized the obligation of RCS Advisory Services to perform the following services: transaction management support related to the merger up to the date of the Transaction Management Services Agreement and ongoing transaction management support, marketing support, due diligence coordination and event coordination up to the date of the termination of the Transaction Management Services Agreement. The Transaction Management Services Agreement will expire on the consummation of self-management. Additionally, the Transaction Management Services Agreement is terminable by any party thereto (upon determination of the majority of the independent directors of ARCP) at any time upon 30 days’ prior written notice to the non-terminating parties.

Pursuant to the Transaction Management Services Agreement, ARCP and the ARCP OP will pay to RCS Advisory Services an aggregate fee of $2.9 million in connection with providing the services contemplated by the Transaction Management Services Agreement. Additionally, expenses of ARCP and the ARCP OP will be paid by ARCP and the ARCP OP and will not be borne by RCS Advisory Services unless any such expense constitutes or is part of a fee which RCS Advisory Services is otherwise receiving from ARCP or the ARCP OP. ARCP and the ARCP OP have agreed, subject to certain conditions, to indemnify RCS Advisory Services and its affiliates against certain liabilities in connection with the Transaction Management Services Agreement and advance legal expenses and other costs incurred in connection therewith.

RCS Advisory Services is an entity directly or indirectly under common ownership with AR Capital.

Transition Services Agreement

On October 21, 2013, ARCP and the ARCP OP entered into a certain Transition Services Agreement, which we refer to as the Transition Services Agreement, with ARC Advisory Services and ARC Advisors, pursuant to which each of ARC Advisory Services, ARC Advisors and ARCP, on its own behalf and, as general partner of the ARCP OP, on behalf of the ARCP OP, memorialized the obligation of ARC Advisory Services and ARC Advisors to perform the following services: accounting support, acquisition support, investor relations support, public relations support, human resources and administration, general human resources duties, payroll services, benefits services, insurance and risk management, information technology, telecommunications and internet and services relating to office supplies. The Transition Services Agreement will remain in force until 60 days following the date on which ARCP and the ARCP OP become self-managed, provided that ARCP may elect to extend the term of the Transition Services Agreement until it is terminated by ARC Advisory Services or ARC Advisors. The Transition Services Agreement is terminable by ARC Advisory Services or ARC Advisors, ARCP or the ARCP OP upon 60 days’ prior written notice to the other parties.

Pursuant to the Transition Services Agreement, ARCP and the ARCP OP will pay to ARC Advisory Services and ARC Advisors an aggregate fee at hourly rates or a flat rate (which rates may be updated by ARC Advisory Services and ARC Advisors quarterly), which rates will not exceed the market rates, for services provided in connection with providing the services contemplated by the Transition Services Agreement. Additionally, expenses of ARCP will be paid by the ARCP OP and will not be borne by ARC Advisory Services or ARC Advisors unless any such expense constitutes or is part of a fee which ARC Advisory Services or ARC Advisors is otherwise receiving from ARCP or the ARCP OP. ARCP and the ARCP OP have agreed, subject to certain conditions, to indemnify ARC Advisory Services, ARC Advisors and their affiliates against certain liabilities in connection with the Transition Services Agreement and advance legal expenses and other costs incurred in connection therewith.

Each of ARC Advisory Services and ARC Advisors is an entity directly or indirectly under common control with AR Capital. Payments under the ARCP letter agreement, Transaction Management Services Agreement and Transition Services Agreement represent gross income to the applicable affiliate of AR Capital, not net income distributable to the equity holders of such affiliate of AR Capital.

Certain Payments to ARCP Advisors in Connection With the Transition to Self-Management

In connection with the transition to self-management, which the ARCP Board determined pursue prior to ARCP entering into the merger agreement and which is a condition to closing of the merger agreement, ARCP will pay ARCP Advisors an amount not to exceed $10.0 million under the existing management agreement with ARCP Advisors for a 60-day tail period following the termination of such agreement, and $10.0 million in settlement of certain expenses associated with furniture, fixtures and equipment and reimbursement of certain prepayments.

Employment Agreements and Multi-Year Outperformance Plan

In connection with the transition to self-management, which the ARCP Board determined to pursue prior to ARCP entering into the merger agreement and which is a condition to closing the merger, ARCP entered into employment agreements with Messrs. Schorsch and Block and adopted the Multi-Year Outperformance Plan.

On October 21, 2013, ARCP entered into employment agreements with Messrs. Schorsch and Block, to be effective as of the effective date of the consummation of ARCP’s restructuring into a self-managed REIT. Messrs. Schorsch and Block are currently employed by ARCP’s manager, ARCP Advisors. The employment agreements provide for initial nine year terms that will automatically renew for additional three-year periods, unless either party provides 90 days’ notice of non-renewal prior to the end of the then current term. Under his employment agreement, Mr. Schorsch will serve as Executive Chairman and Chief Executive Officer of ARCP. Under his employment agreement, Mr. Block will serve as Chief Financial Officer of ARCP and will report to Mr. Schorsch.

Mr. Schorsch’s employment agreement provides for a base salary of $1.1 million per year and Mr. Block’s employment agreement provides for a base salary of $500,000 per year. The base salaries will be reviewed at least once a year and will be increased annually, effective each January 1, by a minimum positive amount equal to the base salary as in effect on January 1 of the preceding year multiplied by the percentage increase in the Consumer Price Index for such year.

As of the effective date of the employment agreements, Messrs. Schorsch and Block will receive retention awards of $2 million and $804,506, respectively, restricted shares of ARCP common stock. One-ninth of Mr. Schorsch’s retention award will vest on the effective date and an additional one-ninth will vest on each of the following eight anniversaries of such date. One-seventh of Mr. Block’s retention award will vest on the effective date and an additional one-seventh will vest on each of the following six anniversaries of such date.

In addition, Messrs. Schorsch and Block will be entitled to receive annual cash and equity incentive bonuses in amounts equal to a percentage of their base salaries determined based on the level of satisfaction of annual threshold, target and maximum performance goals set by the Board.

Any annual cash or equity incentive bonus payment will be paid in the year following the year for which it was earned, but in no event later than April 1 of such following year. Any equity incentive award will be paid in the form of restricted shares, units of ARCP OP, LTIP units of ARCP OP or other similar instruments (“Equity Units”) and will vest ratably over three years, beginning on the January 1 following the date on which it is earned.

Messrs. Schorsch and Block will be entitled to annual vacation of ten and six weeks, respectively, for each full calendar year and will receive cash payments in lieu of any accrued but unused vacation time. In addition to ARCP sponsored employee benefit plans, for each executive, ARCP will (i) maintain, at its cost, supplemental renewable long-term disability insurance as agreed to by ARCP and the executive, (ii) pay for an annual medical examination for the executive and (iii) pay or reimburse each executive for miscellaneous costs incurred up to a maximum annual amount for tax and financial planning, as well as for miscellaneous travel and other expenses. The employment agreements provide that ARCP will purchase whole life insurance policies on the lives of the executives to be owned by the executives in the amount of $30 million for Mr. Schorsch and $7.5 million for Mr. Block. In addition, ARCP will be entitled to purchase insurance on the lives of the executives in the amounts of $15 million for Mr. Schorsch and $10 million for Mr. Block.

The employment agreements provide that in the event of the executive’s termination as result of his death or disability, or, subject to his execution and non-revocation of a release, without cause (as defined in the employment agreements) or, solely with respect to Mr. Schorsch, for good reason (as defined in his employment agreement), the executive (or his estate, as applicable) will be entitled to receive on the 60th day following his separation from service a lump sum cash payment in an amount equal to the sum of the following amounts (the “Severance Payment”):

•	any earned and unpaid base salary, annual cash and equity incentive bonuses, Equity Unit and expense reimbursements due and owing to the executive for the period of employment preceding his termination date (including pay in lieu of accrued, but unused, vacation);

•	the fair value of unvested Equity Units as of the termination date, consistent with the terms of the award;
•	the annual cash incentive bonus and annual equity incentive bonus at the maximum performance level for the year in which the termination occurs, prorated for the portion of the year of termination that the executive was employed prior to the effective date of termination; and
•	an amount equal to the sum of (i) the executive’s then annual base salary and (ii) the sum of the annual cash incentive bonus and annual equity incentive bonus (assuming target level performance) and Equity Units multiplied by (x) the remaining years in the initial nine-year term of the employment agreement for the first six years of the initial term and (y) 2.99 for each of the remaining years in the initial term and each year of any renewal term.

In addition, upon any such termination without cause or for good reason, as applicable, the executive will be allowed to continue to participate, at ARCP’s cost, in any healthcare, dental, vision, and prescription drug plans in which the executive participated prior to termination for a period of two years following termination (the “Severance Period”), to the extent permitted or otherwise practicable under such plans. To the extent not permitted or otherwise practicable, ARCP will take such actions as may be necessary to provide the executive with substantially comparable benefits (without additional cost to the executive). If the executive engages in regular employment after termination, then any benefits received by him which are similar in nature to any of the forgoing plans will relieve ARCP of its obligation to provide such comparable benefit to the extent of benefits so received.

The employment agreements provide that if the executive is terminated for cause or due to a voluntary termination by the executive (without good reason in the case of Mr. Schorsch) the executive will be entitled to receive pro rata annual cash and equity incentive bonuses the threshold level for the year of termination. In addition, the employment agreements provide that the executive’s equity awards will vest upon certain terminations of his employment.

In the event of a change in control (as defined in the employment agreements), all of the executive’s equity awards will become fully vested. If the executive’s employment terminates within two years following a change in control for any reason other than for cause, death or disability, he will be entitled to receive, in a lump sum within 20 days of his termination, an amount equal to the greater of the Severance Payment and an amount equal to 2.99 multiplied by the sum of (i) the executive’s average annual base salary for the three calendar year period immediately prior to the executive’s date of termination and (ii) the average annual cash incentive bonus actually received by the executive for the three full fiscal year periods that immediately preceded executive’s date of termination, in each case annualized if the executive has been employed for less than three years (the “Change of Control Severance Payment”). If the executive has received the Severance Payment because of a termination within six months of a change of control, he will be entitled to an additional payment, in a lump sum within twenty days following the change in control, equal to the difference between (a) the Change of Control Severance Payment and (b) the Severance Payment.

In addition, the employment agreements provide for restrictions on use of confidential information, and for a period of 12 months following termination for any reason, restrictions on solicitation.

The foregoing descriptions of the employment agreement with Messrs. Schorsch and Block is only a summary and is qualified in its entirety by reference to the employment agreements, copies of which will be attached as exhibits to a subsequent report to be filed by ARCP pursuant to the Exchange Act.

Multi-Year Outperformance Plan

On October 21, 2013, ARCP approved a multi-year outperformance plan (the “OPP”), to be effective as of the effective date of Messrs. Schorsch and Block’s employment agreements. The OPP will be evidenced by individual agreements entered into between ARCP and the participants selected by the ARCP Board (the “Participants”) that set forth the Participant’s participation percentage in the OPP (“OPP Agreements”). The ARCP Board has approved participation percentages of 42.5% and 10% for Messrs. Schorsch and Block, respectively.

Under the OPP Agreements, the Participants will be eligible to earn performance-based bonus awards equal to the Participant’s participation percentage of a pool that will be funded up to a maximum award opportunity (the “OPP Cap”) of $120 million, which is equal to approximately 5% of ARCP’s equity market capitalization (“the Initial Market Cap”). Subject to the OPP Cap, the pool will equal an amount to be determined based on ARCP’s achievement of total return to stockholders, including both share price appreciation and common stock distributions, for a three-year performance period (the “Performance Period”); each 12 month period during the Performance Period and the initial 24 month period of the Performance Period.

The OPP Agreements will provide for early calculation and vesting of the award in the event of certain terminations of the Participant’s employment or in the event of a change in control of ARCP, in either case prior to the end of the Performance Period. The Participant’s will be entitled to receive a tax gross-up in the event that any amounts paid to the Participant under the OPP constitute “parachute payments” as defined in Section 280G of the Internal Revenue Code of 1986, as amended.

Any amounts earned under the OPP will be issued in the form of LTIP Units, which represent units of equity ownership in the Operating Partnership that are structured as a profits interest therein. Subject to the Participant’s continued service through each vesting date,  1/3 on each of the third, fourth and fifth anniversaries of the effective date. The Participant will be entitled to receive distributions of LTIP Units to the extent provided for in the limited partnership agreement of the Operating Partnership, as amended from time to time.

The grants made under the Multi-Year Outperformance Plan to executive officers of ARCP will become vested as a result of termination of the management agreement with ARCP Advisors in connection with the transition to self-management.

Acceleration of Vesting of Restricted Stock Grants

Restricted stock grants in the amount of 10,000 shares to each of the independent directors of ARCP will become vested on closing of the merger.

Certain Fees and Expense Reimbursements Payable in Connection with the Merger

As of the date of this filing, the following fees and expense reimbursements are payable in connection with the merger:

Entity	Description	Amount
RC Securities	Provision of financial advisory and strategic services to ARCP prior to the consummation of the merger pursuant to the ARCP Investment Banking Services Agreement, the parties to which are ARCP and the investment banking and capital markets division of Realty Capital Securities, LLC.	0.25% of the transaction value of the merger
RC Securities, RCS Advisory Services and ANST	Retention as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger pursuant to the ARCP letter agreement, the parties to which are ARCP, RCS Advisory Services , RC Securities and ANST.	$750,000
RCS Advisory Services	Provision of certain transaction management services in connection with the merger pursuant to the Transaction Management Services Agreement, the parties to which are ARCP, the ARCP OP and RCS Advisory Services.	$2,900,000

Entity	Description	Amount
ARCP Advisors	Payment in settlement of certain expenses associated with furniture, fixtures and equipment and reimbursement of certain prepayments in connection with the transition to self-management, which the ARCP Board determined to pursue prior to ARCP entering into the merger agreement and which is a condition to closing the merger.	$10.0 million
ARCP Advisors	Payment under the existing management agreement with ARCP Advisors for a 60-day tail period following the termination thereof, in connection with the transition to self-management, which the ARCP Board determined to pursue prior to ARCP entering into the merger agreement and which is a condition to closing the merger.	An amount not to exceed $10.0 million
ARC Advisory Services and ARC Advisors	Provision of certain transition services pursuant to the Transition Services Agreement, the parties to which are ARCP, the ARCP OP, ARC Advisory Services and ARC Advisors.	Hourly rate or flat rate, not to exceed market rate, for services provided.

Each of RCS Capital, ARC Advisory Services, ARC Advisors and ARCP Advisors is an entity under common control with AR Capital.

Interests of Cole’s Directors and Executive Officers in the Merger

In considering the recommendation of the Cole Board with respect to the merger, Cole stockholders should be aware that the executive officers and directors of Cole have certain interests in the merger that may be different from, or in addition to, the interests of Cole stockholders generally. The Cole Board was aware of these interests and considered them, among other matters, in approving the merger, the merger agreement and the transactions contemplated thereby and making its recommendation that Cole stockholders vote to approve the Cole merger proposal. These interests are described in further detail below. Except as otherwise noted, amounts specified below have been calculated assuming that the merger was consummated on December 15, 2013 and, where applicable, assuming an executive officer experienced a qualifying termination of employment as of December 15, 2013.

Cole’s current executive officers are as follows:

Name	Position
Christopher H. Cole*	Executive Chairman of the Board of Directors
Marc T. Nemer*	Chief Executive Officer
Jeffrey C. Holland	President and Chief Operating Officer
Stephan Keller*	Executive Vice President, Chief Financial Officer and Treasurer
Kimberly J. Smith	Executive Vice President, General Counsel and Secretary

*	Named executive officer for purposes of the Golden Parachute Compensation table below.

In addition, D. Kirk McAllaster, Jr., Executive Vice President, served as an executive officer of Cole through June 2, 2013. This joint proxy statement/prospectus refers to the current Cole executive officers and Mr. McAllaster collectively as the executive officers.

Treatment of Cole Equity Awards

RSU and PSU Awards.  Under the merger agreement, immediately prior to the consummation of the merger, each award of RSUs or PSUs held by a Cole executive officer and each award of RSUs held by a Cole independent director will vest in full, with PSU awards vesting based on the average of the target and maximum payout percentages set forth in the applicable PSU award agreement (which, for each of the named executive officers, is 125% of target). Each share of Cole common stock deemed to be issued in settlement of an RSU or PSU award will be converted into the right to receive the cash or stock per share merger consideration, as elected by the award holder, subject to the terms of the merger agreement, including potential pro ration of award holders’ cash elections in the event that the 20% maximum on the number of issued and outstanding shares of Cole common stock that may be converted into the right to receive cash merger consideration would otherwise be exceeded. For Cole employees, payments of cash and stock merger consideration will be reduced to reflect applicable withholding taxes. In addition, RSU and PSU award holders will receive payment in cash for any dividend equivalents that accrued but were unpaid as of immediately prior to the consummation of the merger.

Quantification of Payments.  If the merger were consummated as of December 15, 2013, an aggregate of 287,124 RSUs and 214,756 PSUs held by the Cole executive officers who are not named executive officers for purposes of this joint proxy statement/prospectus, and 26,835 RSUs held by the Cole independent directors, would vest in full immediately prior to the consummation of the merger, and be paid in cash or stock as described above. In addition, a total of $149,728 and $8,006 in accumulated dividend equivalents would be payable in cash to the Cole executive officers who are not named executive officers and to the independent directors, respectively. For an estimate of the amounts that would be payable to each of Cole’s named executive officers upon settlement of their unvested RSU and PSU awards, see “— Merger-Related Compensation for Cole’s Named Executive Officers” below.

Employment Agreements

All but one of Cole’s executive officers are party to employment agreements that provide for severance benefits in the event of a termination of employment by Cole other than for “cause”, death or disability or by the executive officer for “good reason” (as defined in each of the agreements) within 24 months after a change in control. We refer to such a termination of employment as a qualifying termination. The merger would constitute a change in control as defined in the executive officers’ employment agreements.

If any of the executive officers with an employment agreement experiences a qualifying termination, the executive officer would be entitled to:

•	a cash severance payment equal to two times (three times for Messrs. Cole and Nemer) the sum of (i) base salary as of the date of termination, (ii) the greater of the current target bonus and the average of the annual bonuses actually received by the executive officer under the employment agreement in the prior two fiscal years, and (iii) an amount in respect of his annual commissions as determined under the employment agreement (the amounts described in (ii) and (iii) are referred to as the “relevant bonus”), paid in a lump sum within 30 days after the date of termination;
•	a cash amount equal to the relevant bonus, pro-rated based on the number of days elapsed in the fiscal year through the date of termination, paid in a lump sum within 30 days after the date of termination; and
•	any salary, vacation pay or benefits accrued but unpaid through the date of termination or annual bonus earned for the fiscal year prior to termination that is not yet paid by the date of termination or any business expenses that have not been reimbursed by the date of termination.

As described in the section above entitled “— Treatment of Cole Equity Awards”, pursuant to the merger agreement, any RSU and PSU awards held by the executive officers will vest immediately prior to the consummation of the merger.

The employment agreements include covenants not to compete with Cole or to solicit its employees, clients or investors during employment and for 12 months (or 18 months for Messrs. Cole and Nemer) after termination of employment for any reason. In the event that the employment of Messrs. Cole or Nemer is terminated by Cole without “cause” or by the executive officer for “good reason” (and, for Mr. Cole, a “Special Earn-Out Event” as defined in Annex B to the Cole Holdings Merger Agreement has not occurred), the covenants not to compete or to solicit will expire 12 months after the date of termination. The employment agreements also include perpetual confidentiality and intellectual property covenants.

For an estimate of the value of the payments and benefits described above that would be payable to each of Cole’s named executive officers in the event of a qualifying termination, see “— Merger-Related Compensation for Cole’s Named Executive Officers”. The estimated aggregate amount that would be payable to Messrs. Holland and McAllaster, Cole’s other executive officers with employment agreements, if the merger were to be consummated and they were to experience a qualifying termination on December 15, 2013, is $7,654,225, assuming, solely for the purposes of this joint proxy statement/prospectus, that the relevant bonuses are based on 2013 target bonuses and, for Mr. Holland, maximum annual commissions.

It is expected that Messrs. Cole and Nemer will experience a qualifying termination in connection with the consummation of the merger, and therefore will be entitled to the payments and benefits described above and quantified below.

Letter Agreements

Concurrently with the execution of the merger agreement, Messrs. Cole, Nemer, Holland, Keller and McAllaster, which we refer to as the Letter Agreement Executives, entered into letter agreements with Cole and ARCP, which we refer to as the Letter Agreements, pursuant to which each of them has agreed, among other things, to certain arrangements in connection with the consummation of the merger and the payment of amounts to which they are entitled under (i) the Agreement and Plan of Merger dated as of March 5, 2013, by and among Cole, CREInvestments, LLC, Cole Holdings and Mr. Cole, which we refer to as the Cole Holdings Merger Agreement, pursuant to which Cole acquired Cole Holdings on April 5, 2013, which we refer to as the Cole Holdings Merger, and under which the Letter Agreement Executives may be entitled to certain amounts payable by Cole, defined as the “Incentive Consideration” and the “Contingent Consideration” in the Cole Holdings Merger Agreement and (ii), in the case of Messrs. Cole and Nemer, their respective employment agreements.

Under the Letter Agreements, within three business days after the merger is consummated, ARCP will pay each Letter Agreement Executive a specified amount in respect of the Incentive Consideration and Contingent Consideration (or bonus entitlements in respect thereof) that remain payable pursuant to the Cole Holdings Merger Agreement. The applicable amounts are $217,544,614 for Mr. Cole, $38,390,226 for Mr. Nemer, $9,421,000 each for Messrs. Holland and Keller and $5,223,160 for Mr. McAllaster, which we refer to collectively as the Holdings Merger Payments. In connection with the transactions contemplated by the merger agreement, the Letter Agreement Executives agreed to a reduction in the maximum amounts to which they were entitled pursuant to the terms of the Cole Holdings Merger Agreement in an aggregate amount equal to $50.0 million and, in furtherance of the foregoing, ARCP agreed to increase the exchange ratio from 1.0846 to 1.0929, such that the $50.0 million reduction in the maximum amounts to which the Letter Agreement Executives would have otherwise been entitled will be shared among all Cole stockholders. See “The Merger — Background of the Merger” beginning on page 104. The Holdings Merger Payments will be paid in shares of ARCP common stock, valued based on the volume weighted average closing sale price per share of ARCP common stock on the NASDAQ Stock Market over the 10 consecutive trading days ending the trading day immediately before the date that the merger is consummated. If the merger is consummated after the Incentive Consideration (or bonus entitlements in respect thereof) has already been paid to the Letter Agreement Executives, for each Letter Agreement Executive, the Holdings Merger Payment will be offset dollar-for-dollar by the amount of the Incentive Consideration (or bonus entitlements in respect thereof) paid to such Letter Agreement Executive.

The Letter Agreements also provide that the shares of ARCP common stock issued to the Letter Agreement Executives in connection with the merger (including the shares of ARCP common stock issued in respect of the Holdings Merger Payments and issued in respect of shares of Cole common stock held by the Letter Agreement Executives as of the consummation of the merger), will be deemed to be Registrable Securities pursuant to, and subject to the terms of, Cole’s Registration Rights Agreement, dated as of April 5, 2013, which we refer to as the Registration Rights Agreement, including the transfer restrictions set forth therein.

Such transfer restrictions generally prohibit the transfer of (a) one-third ( 1/3) of the Registrable Securities to be issued to the Letter Agreement Executives in respect of certain shares of Cole common stock that the Letter Agreement Executives received pursuant to the Cole Holdings Merger Agreement (and bonus entitlements in respect thereof) until April 5, 2014, (b) one-third ( 1/3) of such Registrable Securities until April 5, 2015 and (c) the remaining one-third ( 1/3) of such Registrable Securities until April 5, 2016. The shares of ARCP common stock issued pursuant to the Holdings Merger Payments that are not attributable to Incentive Consideration (i.e., those attributable to the Contingent Consideration) under the Cole Holdings Merger Agreement will be released from transfer restrictions under the Registration Rights Agreement (which generally prohibits transfer of such shares until December 31, 2017) on a quarterly basis on the last day of each calendar quarter, beginning with the first full calendar quarter following the consummation of the merger through December 31, 2017. Notwithstanding the foregoing, Mr. Nemer has agreed to a settlement of marital property that entitles his former spouse to 10% of the shares of common stock and dividend rights relating thereto to be received by him as Incentive Consideration and Contingent Consideration.

The Letter Agreements also provide for the conversion of shares of Cole common stock held in an escrow account for the satisfaction of certain potential retention and indemnification claims under the Cole Holdings Merger Agreement into shares of ARCP common stock or cash, depending on the applicable Letter Agreement Executive’s election under the terms of the merger agreement, which will remain on deposit with the escrow agent in accordance with and subject to the terms of the Indemnification Escrow Agreement, dated as of April 5, 2013, by and among Cole, each of the Letter Agreement Executives and U.S. Bank National Association.

The Letter Agreements with Messrs. Cole and Nemer include additional terms relating to their separation from Cole (which will be treated as a qualifying termination under their respective employment agreements) in connection with the consummation of the merger and the provision of payments and benefits described above under “— Employment Agreements.” In consideration of payments and benefits to which they are entitled under their employment agreements and the Letter Agreements, Messrs. Cole and Nemer each agreed to execute and deliver a release of claims in favor of Cole, ARCP and their respective affiliates. Additionally, the Letter Agreements with Messrs. Cole and Nemer include (i) mutual non-disparagement covenants that are effective until the third anniversary of the consummation of the merger and (ii) a standstill, effective until the third anniversary of each of their Letter Agreements unless the merger agreement is terminated, on acquiring securities of or soliciting proxies with respect to Cole, ARCP, their respective subsidiaries and affiliates, or certain investment vehicles sponsored or advised by those entities, subject to fiduciary obligations.

In addition, the Letter Agreement with Mr. Cole provides that, subject to the terms of the merger agreement, Mr. Cole, together with his affiliates, will be entitled to elect to receive cash consideration in the merger in respect of up to 20% of all of the shares of Cole common stock held by Mr. Cole and his affiliates. Mr. Cole also agreed that after the merger is consummated, he will not register or use names or trademarks that would be confusingly similar to certain marks of Cole and its subsidiaries. The Letter Agreement with Mr. Cole also amended the scope of the non-competition covenant under the Cole Holdings Merger Agreement and modified the non-competition period so that it applies five years after the consummation of the merger, rather than five years after the consummation of the Cole Holdings Merger.

Indemnification and Insurance

Under the terms of the merger agreement, for a period of six years after the consummation of the merger, subject to certain limitations, ARCP and the surviving entity will indemnify, among others, each executive officer and director of Cole, for costs or expenses in connection with any action arising out of or pertaining to (i) actions or omissions in such person’s capacity as an executive officer or director of Cole or (ii) the merger agreement or any of the transactions contemplated thereby (including the merger), and will pay in advance of the final disposition of any such action the expenses of any such person (subject to ARCP’s and the surviving entity’s receipt of an undertaking to repay such advance if it is ultimately determined that such person is not entitled to be indemnified). In addition, pursuant to the terms of the merger agreement and subject to certain limitations, prior to the effective time of the merger, Cole has agreed to (or, if Cole is unable to, ARCP has agreed to cause the surviving entity in the merger to) obtain and pay for a non-cancelable extension of the coverage afforded by Cole’s existing directors’ and officers’ liability insurance policies and Cole’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six years after the effective time of the merger with respect to any claim related to any period of time at or prior to the effective time of the merger, and if Cole or the surviving entity does not obtain a “tail” policy as of the effective time of the merger, the surviving entity will maintain in effect, for a period of at least six years after the effective time of the merger, Cole’s existing policies in effect on October 22, 2013 on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date, or ARCP will provide comparable directors’ and officers’ liability insurance that provides coverage for acts or omissions occurring at or prior to the effective time of the merger from an insurance carrier with the same or better credit rating as Cole’s current insurance carrier, that is no less favorable in the aggregate than Cole’s existing policy. These arrangements are described in detail in the “The Merger Agreement — Covenants and Agreements —  Indemnification of Directors and Officers; Insurance.”

Cole maintains indemnification agreements, dated February 12, 2013, with Messrs. Cole and Nemer, in their capacities as directors and officers of the corporation. Pursuant to the Arizona Revised Statutes, the company committed to obtain directors’ and officers’ liability insurance and to provide mandatory indemnification for third party and derivative actions and for actions where the indemnitee is deceased, subject to certain exceptions. In addition, the indemnification agreements require Cole to advance all expenses incurred by a director, provided that certain conditions are met. Cole also maintains indemnification agreements, dated October 22, 2013, with each of its directors that obligate Cole to indemnify them to the maximum extent permitted by Maryland law against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the director or on his behalf in connection with a proceeding, subject to certain exceptions specified in the agreements. The indemnification agreements also require that certain procedures be followed in order to determine whether the indemnified party is entitled to indemnification, including requiring that following a change of control of Cole, such determination must be made by independent counsel. In addition, the indemnification agreements require Cole to advance reasonable expenses incurred by each director provided that certain conditions are met.

Retention Program

Pursuant to the terms of the merger agreement, Cole may pay an aggregate of $15 million in cash retention bonuses to Cole employees (other than Messrs. Cole, Nemer, Holland, Keller or McAllaster). Ms. Smith is entitled to a retention bonus equal to $1 million, payable in a cash lump sum upon the consummation of the merger, subject to her continued employment and other conditions set forth in the agreement.

Merger-Related Compensation for Cole’s Named Executive Officers

The table below sets forth the estimated amounts of compensation and benefits that each Cole named executive officer could receive that are based on or otherwise relate to the merger, which we refer to as the golden parachute compensation. The golden parachute compensation payable to these individuals is subject to a nonbinding advisory vote of Cole’s stockholders, as described above in “Proposals Submitted to Cole Stockholders — Non-Binding Advisory Vote Approving Compensation.” For a description of golden parachute compensation payable to and the treatment of outstanding equity awards held by Cole’s other executive officers and independent directors, see “Interests of Cole Directors and Executive Officers in the Merger” beginning on page 152.

The following table sets forth the amount of payments and benefits that may be paid or become payable to each of the named executive officers in connection with the merger, assuming: (1) the merger was consummated on December 15, 2013; (2) a merger consideration value of $14.39 per share of Cole common stock (based on the average closing market price per share of Cole common stock as quoted on the NYSE over the first five business days following the public announcement of the merger, as required by the applicable SEC disclosure rules) and (3) a qualifying termination (as described under “— Interests of Cole’s Directors and Executive Officers in the Merger — Employment Agreements”) occurred for each named executive officer on December 15, 2013. The amounts shown below are estimates based on multiple assumptions made for purposes of disclosure in this document. The actual amounts to be received by a named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)
Christopher H. Cole	6,700,685	—	—	6,700,685
Marc T. Nemer	5,583,904	9,914,691	8,700,583	24,199,177
Stephan Keller	3,055,553	3,997,753	10,654,079	17,707,385

(1)	The cash amount payable to each of the named executive officers consists of the following amounts payable under their respective employment agreements (a) a lump sum severance payment, payable within 30 days after the date of termination, equal to three times (two times for Mr. Keller) the sum of the named executive officer’s base salary as of the date of termination and the relevant bonus amount (as described under “— Interests of Cole’s Directors and Executive Officers in the Merger — Employment Agreements”) and (b) a pro-rated relevant bonus, payable in a lump sum within 30 days after the date of termination. Solely for the purposes of this joint proxy statement/prospectus, the relevant bonuses are assumed to be paid based on 2013 target bonuses. These amounts are “double-trigger” because they are conditioned upon a qualifying termination of the named executive officer’s employment within 24 months after the merger. Under their respective employment agreements, the named executive officers are subject to covenants not to compete with Cole or to solicit its employees, clients or investors during employment and for 12 months (or, in certain circumstances, 18 months for Messrs. Cole and Nemer) after termination of employment for any reason, and perpetual confidentiality and intellectual property covenants. Set forth below are the cash amounts that are attributable to severance and the pro-rata relevant bonus:

Name	Severance ($)	Pro Rata Bonus ($)
Christopher H. Cole	5,625,000	1,075,685
Marc T. Nemer	4,687,500	896,404
Stephan Keller	2,326,000	729,553
(2)	Pursuant to the merger agreement, immediately prior to the consummation of the merger, all RSU and PSU awards held by the named executive officers will vest (with PSU awards vesting based on the average of the target and maximum performance levels set forth in the applicable award agreement, which for each of the named executive officers is 125% of target), and each share of Cole common stock deemed issued thereunder will be entitled to the per share cash or stock merger consideration, subject to the applicable named executive officer’s election and the terms of the merger agreement. In addition, each of the named executive officers will receive payment in cash for any dividend equivalents that accrued but were unpaid as of immediately prior to the consummation of the merger. The treatment of equity awards in the merger is further described in the section above entitled “— Interests of Cole’s Directors and Executive Officers in the Merger — Treatment of Cole Equity Awards.” These amounts are “single-trigger,” because they become payable upon consummation of the merger. Set forth below are the amounts that would be payable in connection with the merger in respect of outstanding RSU and PSU awards, based on the assumptions described above. Mr. Cole does not hold any RSU or PSU awards.

Name	RSUs ($)	PSUs ($)
Marc T. Nemer	4,691,243	5,223,448
Stephan Keller	1,891,887	2,105,866
(3)	Mr. Cole is entitled to a $217,544,614 payment in shares of ARCP common stock under his Letter Agreement within three business days following consummation of the merger. Mr. Cole’s Letter Agreement also provides that he, together with his affiliates, will be entitled to elect to receive cash consideration in the merger in respect of up to 20% of all of the shares of Cole common stock held by Mr. Cole and his affiliates as of the closing of the merger. In addition, upon a qualifying termination, the shares of Cole common stock held in an escrow account for Mr. Cole will become vested in accordance with the terms of the Cole Holdings Merger Agreement and the Escrow Agreement. These amounts are not included in the Golden Parachute Compensation table above and are not subject to the Non-Binding Advisory Vote Approving Compensation described on page 102, because they do not constitute compensation for services rendered.

The amount for Mr. Nemer represents the shares of Cole common stock held in an escrow account (20% of which are beneficially owned by his former spouse), which will become vested upon a qualifying termination in accordance with the terms of the Cole Holdings Merger Agreement and the Escrow Agreement. In addition, Mr. Nemer is entitled to a $38,390,226 payment in shares of ARCP common stock under his Letter Agreement within three business days following consummation of the merger. The Letter Agreement payment amount is not included in the Golden Parachute Compensation table above and is not subject to the Non-Binding Advisory Vote Approving Compensation described on page 102, because it relates to vested bonus entitlements under the Cole Holdings Merger that was consummated on April 5, 2013.

The amount for Mr. Keller represents (a) the shares of Cole common stock held in an escrow account, which will vest upon a qualifying termination in accordance with the terms of the Cole Holdings Merger Agreement and the Escrow Agreement and (b) a $9,421,000 payment in shares of ARCP common stock under his Letter Agreement within three business days following consummation of the merger. The Letter Agreement payment for Mr. Keller is payable “single-trigger” upon consummation of the merger, relates to the Cole Holdings Merger that was consummated on April 5, 2013 and represents unvested bonus entitlements with respect to a portion of the deferred merger consideration otherwise payable to Mr. Cole in connection with the Cole Holdings Merger.

Pursuant to the terms of the merger agreement, each of Mr. Nemer and Mr. Keller will be entitled to elect to receive cash consideration in the merger for all shares of Cole common stock held by him prior to the closing of the merger, including, without limitation, all shares of Cole common stock received by him prior to the closing of the merger as Incentive Consideration, if any.

Please see the section above entitled “— Interests of Cole's Directors and Executive Officers in the Merger — Letter Agreements”, for a more detailed explanation of the Letter Agreement payments for Messrs. Cole, Nemer and Keller.

Security Ownership of Cole’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of Cole’s common stock as of December 18, 2013 by:

•	each person known by Cole to be the beneficial owner of more than 5% of its outstanding shares of Cole based solely upon the amounts and percentages contained in the public filings of such persons;
•	each of Cole’s executive officers and directors; and
•	all of Cole’s executive officers and directors as a group.

	Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number of Shares of Common Stock(2)	Percentage of Class
Christopher H. Cole	10,629,787	2.2%
Marc T. Nemer(3)	1,008,360	*
Thomas A. Andruskevich(4)	114,558	*
Scott P. Sealy, Sr.	—	*
Leonard W. Wood	200,155	*
Jeffrey Holland	177,821	*
Stephan Keller	206,257	*
Kimberly Smith	—	*
All officers and directors as a group (8 persons)	12,336,938	2.6%

*	Less than 1%.
(1)	The address of each beneficial owner listed is c/o Cole Real Estate Investments, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016.
(2)	Based on 473,649,295 shares of common stock issued as of December 18, 2013. In accordance with SEC rules, each listed person’s beneficial ownership includes all shares of Cole’s common stock the person actually owns beneficially or of record, all shares of Cole’s common stock over which the person has or shares voting or dispositive control and all shares the person has the right to acquire within 60 days (such as shares of restricted common stock which are scheduled to vest within 60 days).
(3)	Shares held by a revocable trust for which Mr. Nemer serves as trustee and has voting and investment power.
(4)	Includes 109,890 shares held by a revocable living trust for which Mr. Andruskevich serves as trustee and has voting and investment power.

Regulatory Approvals Required for the Merger

The merger may be subject to certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities and the approval of FINRA of the Continuing Membership Application (pursuant to FINRA Rule 1017) in respect of the change of control of a Cole subsidiary that is a broker-dealer registered with the SEC and a member of FINRA. ARCP and Cole are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, ARCP will account for the merger using the acquisition method of accounting with ARCP treated as the acquirer of Cole for accounting purposes. Under acquisition accounting, the assets acquired and liabilities assumed will be recorded as of the acquisition date, at their respective fair value, and added to those of ARCP. Any excess of purchase price over the fair values will be recorded as goodwill. Consolidated financial statements of ARCP issued after the merger would reflect Cole’s such fair values after the completion of the merger, but will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Cole.

Listing of ARCP Common Stock

ARCP will use its reasonable best efforts to cause the shares of ARCP common stock to be issued in the merger to be approved for listing on the NASDAQ prior to the completion of the merger, subject to official notice of issuance. Approval of the listing on the NASDAQ of the shares of ARCP common stock to be issued in the merger, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger.

Deregistration of Cole Common Stock

If the merger is completed, Cole common stock will be deregistered under the Exchange Act, and Cole will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of ARCP Common Stock Received in the Merger

Shares of ARCP common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of ARCP common stock issued to any Cole stockholder who may be deemed to be an “affiliate” of ARCP after the completion of the merger. This joint proxy statement/prospectus does not cover resales of ARCP common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Cole common stock and the material U.S. federal income tax consequences associated with the ownership and disposition of ARCP common stock, including the qualification and taxation of ARCP as a REIT.

This discussion is based upon the Code, Treasury Regulations promulgated under the Code, which we refer to as the Treasury Regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. Any such change could affect the validity of this discussion.

This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements applicable to the merger. In addition, this discussion does not purport to address the U.S. federal income or other tax considerations applicable to holders of ARCP or Cole common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;
•	partnerships or entities treated as partnerships for U.S. federal income tax purposes and investors therein, S corporations or other pass-through entities;
•	insurance companies;
•	pension plans or other tax-exempt organizations, except to the extent discussed below;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold their common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	persons that do not hold their common stock as a capital asset within the meaning of Section 1221 of the Code;
•	regulated investment companies;
•	real estate investment trusts;
•	certain U.S. expatriates;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who acquired their Cole common stock through the exercise of an employee stock option or otherwise as compensation; and
•	persons who are not U.S. holders.

Generally, for purposes of this discussion, a “U.S. holder” is a person that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds ARCP or Cole common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or entity treated as a partnership for U.S. federal income tax purposes holding ARCP or Cole common stock, and the partners in such partnership, should consult their own tax advisors.

Material U.S. Federal Income Tax Consequences of the Merger

ARCP and Cole intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to ARCP’s obligation to complete the merger that ARCP receive an opinion from Proskauer Rose LLP, special counsel to ARCP, to the effect that, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Cole’s obligation to complete the merger that Cole receive an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Cole, to the effect that, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Proskauer Rose LLP and Wachtell, Lipton, Rosen & Katz has delivered an opinion to ARCP and Cole, respectively, to the same effect as the opinions described above. These opinions will be based on factual representations made by ARCP and Cole, and on customary assumptions. These tax opinions represent the legal judgment of outside counsel to ARCP and Cole and are not binding on the IRS.

No ruling from the IRS has been or will be requested in connection with the merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein or the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

The U.S. federal income tax consequences of the merger to a U.S. holder of Cole common stock generally will depend on whether the U.S. holder exchanges its Cole common stock for cash, ARCP common stock or a combination of cash and ARCP common stock.

U.S. Federal Income Tax Consequences to Holders

Accordingly, and on the basis of the opinions delivered in connection herewith:

Exchange Solely for Cash.  A U.S. holder who receives solely cash in exchange for shares of Cole common stock pursuant to the merger generally will recognize gain or loss equal to the difference between the amount of cash received and its adjusted U.S. federal income tax basis in the shares of Cole common stock surrendered.

Exchange Solely for ARCP Common Stock.  A U.S. holder who receives solely shares of ARCP common stock in exchange for shares of Cole common stock pursuant to the merger generally will not recognize any gain or loss except in respect of cash received instead of a fractional share of ARCP common stock (as discussed below).

Exchange for ARCP Common Stock and Cash.  A U.S. holder who receives a combination of ARCP common stock and cash in exchange for shares of Cole common stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, other than cash received in lieu of fractional shares of ARCP common stock, and the fair market value of the ARCP common stock received pursuant to the merger over that U.S. holder’s adjusted U.S. federal income tax basis in its shares of Cole common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of ARCP common stock).

If a U.S. holder acquired different blocks of Cole common stock at different times or different prices, any gain or loss must be determined separately for each block of Cole common stock. U.S. holders should consult their tax advisors regarding the manner in which cash and ARCP common stock received in the merger should be allocated among different blocks of Cole common stock.

Character of Gain or Loss.  Any gain or loss recognized in connection with the merger generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the Cole common stock surrendered is more than one year at the effective time of the merger. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a U.S. holder actually or constructively owns ARCP common stock other than ARCP common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the U.S. holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Holding Period and Basis in ARCP Common Stock.  The aggregate U.S. federal income tax basis of ARCP common stock received (including fractional shares deemed received and redeemed as described below) in the merger will be equal to the aggregate adjusted U.S. federal income tax basis of the shares of Cole common stock surrendered therefor, reduced by the amount of any cash received by the U.S. holder pursuant to the merger (excluding any cash received instead of a fractional share of ARCP common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described above but excluding any gain or loss resulting from the deemed redemption of fractional shares described below), if any, recognized by the U.S. holder on the exchange. The holding period of the ARCP common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Cole common stock surrendered. U.S. holders holding blocks of Cole common stock acquired at different time or difference prices should consult their tax advisors with respect to identifying the bases and holding periods of the particular shares of ARCP common stock received in the merger.

Cash Received Instead of Fractional Shares.  A U.S. holder who receives cash instead of a fractional share of ARCP common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized for U.S. federal income tax purposes based on the difference between the amount of cash received instead of the fractional share and the portion of the U.S. holder’s aggregate adjusted U.S. federal income tax basis of the shares of Cole common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be capital gain or loss and will be long term capital gain or loss if the holding period for such shares of Cole common stock is more than one year at the effective time of the merger.

Additional Medicare Tax

U.S. holders that are individuals, trusts or estates and whose modified adjusted gross income exceeds certain thresholds generally will be subject to an additional 3.8% tax with regard to dividends on and “net gains” from the disposition of Cole common stock pursuant to the merger. U.S. holders of Cole common stock should consult their tax advisors with respect to the applicability of this tax.

Backup Withholding

Certain U.S. holders of Cole common stock may be subject to backup withholding of U.S. federal income tax with respect to any cash received pursuant to the merger. Backup withholding will not apply, however, to a U.S. holder of Cole common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 (or substitute Form W-9) or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. HOLDERS OF COLE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF

U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of ARCP and Cole

It is a condition to the obligation of Cole to complete the merger that ARCP receive an opinion from Proskauer Rose LLP to the effect that, commencing with the taxable year of ARCP ended December 31, 2011, ARCP has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable ARCP to continue to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer Rose LLP will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by ARCP about factual matters relating to the organization and operation of ARCP and its subsidiaries.

It is a condition to the obligation of ARCP to complete the merger that Cole receive an opinion from Morris, Manning & Martin, LLP to the effect that, commencing with the taxable year of Cole ended December 31, 2009, Cole has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Cole to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT under the Code. The opinion of Morris, Manning & Martin, LLP will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by Cole about factual matters relating to the organization and operation of Cole and its subsidiaries.

Neither of the opinions described above will be binding on the IRS. ARCP intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of ARCP to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described in more detail below under “— Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock.” Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of ARCP, it cannot be guaranteed that the actual operating results of ARCP will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Tax Liabilities and Attributes Inherited from Cole

If Cole failed to qualify as a REIT for any of its taxable years, Cole would be liable for (and, after the merger, ARCP could be indirectly obligated to pay) U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, after the merger, the asset and income tests will apply to all of the assets of ARCP, including the assets ARCP acquires from Cole, and to all of the income of ARCP, including the income derived from the assets ARCP acquires from Cole. As a result, the nature of the assets that ARCP acquires from Cole and the income ARCP derives from those assets may have an effect on the tax status of ARCP as a REIT.

Qualification and taxation as a REIT requires Cole to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described in more detail below with respect to ARCP under “— Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock.” There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of Cole.

Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from ARCP’s qualification and taxation as a REIT and the ownership and disposition of shares of ARCP common stock. No ruling on the U.S. federal, state, or local tax considerations relevant to ARCP’s operation or to the ownership or disposition of shares of ARCP common stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that the operation of ARCP, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements.

ARCP elected to be taxed as a REIT under the applicable provisions of the Code and the Treasury Regulations commencing with its taxable year ended December 31, 2011. ARCP intends to continue operating as a REIT so long as its board of directors determines that REIT qualification remains in its best interest. However, no assurance can be given that it will continue to meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that complies with the provisions in Code Sections 856 through 860, and qualifies as a REIT generally is not taxed on its net taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of ownership of the securities of ARCP and of the election of ARCP to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of REITs in General

The term “REIT taxable income” means the taxable income as computed for a corporation which is not a REIT:

•	without the deductions allowed by Sections 241 through 247, and 249 of the Code (relating generally to the deduction for dividends received);
•	excluding amounts equal to: the net income from foreclosure property and the net income derived from prohibited transactions;
•	deducting amounts equal to: the net loss from foreclosure property, the net loss derived from prohibited transactions, the tax imposed by Section 857(b)(5) of the Code upon a failure to meet the 95% or the 75% gross income tests, the tax imposed by Section 856(c)(7)(C) of the Code upon a failure to meet the quarterly asset tests, the tax imposed by Section 856(g)(5) of the Code for otherwise avoiding REIT disqualification, and the tax imposed by Section 857(b)(7) of the Code on redetermined rents, redetermined deductions and excess interest;
•	deducting the amount of dividends paid under Section 561 of the Code, computed without regard to the amount of the net income from foreclosure property (which is excluded from REIT taxable income); and
•	without regard to any change of annual accounting period pursuant to Section 443(b) of the Code.

In any year in which ARCP qualifies as a REIT and has a valid election in place, ARCP will claim deductions for the dividends it pays to its stockholders, and therefore will not be subject to U.S. federal income tax on that portion of its taxable income or capital gain which is distributed to its stockholders.

Although ARCP can eliminate or substantially reduce its U.S. federal income tax liability by maintaining its REIT qualification and paying sufficient dividends, ARCP will be subject to U.S. federal tax in the following circumstances:

•	ARCP will be taxed at normal corporate rates on any undistributed REIT taxable income or net capital gain.
•	If ARCP fails to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), but its failure is due to reasonable cause and not willful neglect, and

ARCP therefore maintains its REIT qualification, ARCP will be subject to a tax equal to the product of (a) the amount by which ARCP failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by (b) a fraction intended to reflect ARCP’s profitability.
•	ARCP will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, ARCP must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the amount actually distributed and would not be deductible by ARCP.
•	ARCP may be subject to the corporate “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.
•	If ARCP has net income from prohibited transactions such income would be subject to a 100% tax. See “— REIT Qualification Tests — Prohibited Transactions.”
•	ARCP will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property, although ARCP will not own any foreclosure property unless it makes loans or accepts purchase money notes secured by interests in real property and forecloses on the property following a default on the loan, or forecloses on property pursuant to a default on a lease.
•	If ARCP fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but its failure is due to reasonable cause and not due to willful neglect and ARCP nonetheless maintains its REIT qualification because of specified cure provisions, ARCP will be required to pay a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate (currently 35%) by the net income generated by the non-qualifying assets during the period in which ARCP failed to satisfy the asset tests.
•	If ARCP fails to satisfy any other provision of the Code that would result in its failure to continue to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, ARCP may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.
•	ARCP may be required to pay monetary penalties to the IRS in certain circumstances, including if ARCP fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders. Such penalties generally would not be deductible by ARCP.
•	If ARCP acquires any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which its basis in the asset is determined by reference to the transferor corporation’s basis in the asset, and ARCP recognizes gain on the disposition of such an asset for up to a 10-year period beginning on the date ARCP acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over its adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by ARCP.
•	A 100% tax may be imposed on transactions between ARCP and any of its taxable REIT subsidiaries, which we refer to as TRSs, that do not reflect arm’s-length terms.
•	The earnings of ARCP’s subsidiaries that are C corporations, including any subsidiary ARCP may elect to treat as a TRS will generally be subject to U.S. federal corporate income tax.

•	ARCP may elect to retain and pay income tax on its net capital gain. In that case, a stockholder would include his, her or its proportionate share of ARCP’s undistributed net capital gain (to the extent ARCP makes a timely designation of such gain to the stockholder) in his, her or its income as long-term capital gain, would be deemed to have paid the tax that ARCP paid on such gain, and would be allowed a credit for his, her or its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in ARCP’s common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

In addition, notwithstanding ARCP’s qualification as a REIT, ARCP and its subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property, payroll and other taxes on its assets and operations. ARCP could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

Organizational Requirements.  The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for its qualification as a REIT;
(4)	that is neither a financial institution nor an insurance company;
(5)	that meets the gross income, asset and annual distribution requirements;
(6)	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a short taxable year;
(7)	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified entities);
(8)	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to maintain qualification as a REIT; and
(9)	that uses a calendar year for U.S. federal income tax purposes.

Organizational requirements (1) though (5) must be met during each taxable year for which REIT qualification is sought, while conditions (6) and (7) do not have to be met until after the first taxable year for which a REIT election is made. ARCP has adopted December 31 as its year end, thereby satisfying condition (9).

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  A REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, and will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT. Thus, ARCP’s pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which ARCP owns an interest, including the ARCP OP, is treated as ARCP’s assets and items of income for purposes of Asset Tests and Gross Income Tests (each as defined below).

ARCP expects to control its subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for its qualification as a REIT. If ARCP becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize its qualification as a REIT or require ARCP to pay tax, ARCP may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause ARCP to fail a Gross Income Test or Asset Test (each as defined below), and that ARCP would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, ARCP could fail to qualify as a REIT unless it were entitled to relief, as described below.

ARCP may from time to time own certain assets through subsidiaries that it intends to be treated as “qualified REIT subsidiaries.” A corporation will qualify as ARCP’s qualified REIT subsidiary if ARCP owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for purposes of the Asset Tests and Gross Income Tests (each as defined below). A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax, and ARCP’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.” While ARCP currently holds, and intends to continue to hold, all of its investments through the ARCP OP, ARCP also may hold investments separately, through qualified REIT subsidiaries. Because a qualified REIT subsidiary must be wholly owned by a REIT, any such subsidiary utilized by ARCP would have to be owned by ARCP, or another qualified REIT subsidiary, and could not be owned by the ARCP OP unless ARCP owns 100% of the equity interests in the ARCP OP.

ARCP may from time to time own certain assets through entities that it wholly owns and which are disregarded as separate from ARCP for U.S. federal income tax purposes. If a disregarded subsidiary ceases to be wholly owned by ARCP (for example, if any equity interest in the subsidiary is acquired by a person other than ARCP or another one of its disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect ARCP’s ability to satisfy the Asset Tests and Gross Income Tests, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Ownership of Interests in TRSs.  ARCP currently owns an interest in one TRS, will acquire interests in additional TRSs as a result of the merger and may acquire securities in additional TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by ARCP without jeopardizing its qualification as a REIT.

A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS generally may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests described below. However, no more than 25% of the gross value of a REIT’s assets may be comprised of securities of one or more TRS. See “— Asset Tests.”

Share Ownership Requirements

The common stock and any other stock ARCP issues must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning ARCP’s stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, ARCP cannot be “closely-held,” which means that at all times during the second half of each taxable year, no more than 50% in value of its stock may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning its stock) as specifically defined for this purpose. However, these two requirements do not apply until after the first taxable year an entity elects REIT status.

ARCP’s charter contains certain provisions intended, among other purposes, to enable ARCP to meet requirements (6) and (7) above. First, subject to certain exceptions, ARCP’s charter provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of its outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of its stock, as well as in certain other circumstances. See the section entitled “Description of ARCP Shares — Restrictions on Transfer and Ownership of Stock” in this joint proxy statement/prospectus beginning on page 90. Additionally, ARCP’s charter contains provisions requiring each holder of its shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with ARCP’s disclosure request will be required, under Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

Asset Tests

At the close of each calendar quarter of the taxable year, ARCP must satisfy four tests based on the composition of its assets, or the Asset Tests. After initially meeting the Asset Tests at the close of any quarter, ARCP will not lose its qualification as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of its assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure generally can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. ARCP will continue to maintain adequate records of the value of its assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test.  At least 75% of the value of ARCP’s assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities, which we refer to as the 75% Asset Test. Real estate assets include (1) real property (including interests in real property and interests in mortgages on real property), (2) shares in other qualifying REITs and (3) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date ARCP received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by ARCP in exchange for its stock or in a public offering of debt obligations that have a maturity of at least five years. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below under “— 25% Asset Test.”

ARCP is currently invested in the real properties described in its public filings and, after the consummation of the merger, will be invested in the real properties described in Cole’s public filings. In addition, ARCP has invested and intends to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow ARCP to continue to qualify under the 75% Asset Test. Therefore, ARCP’s investment in real properties should constitute “real estate assets” and should allow ARCP to meet the 75% Asset Test.

25% Asset Test.  Except as described below, the remaining 25% of ARCP’s assets generally may be invested, subject to certain restrictions, which is referred to herein as the 25% Asset Test. If ARCP invests in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either (1) 5% of the value of ARCP’s assets as to any one issuer; or (2) 10% of the outstanding securities by vote or value of any one issuer. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, a partnership interest held by a REIT is not considered a “security” for purposes of the 10% value test; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets, which is based on the REIT’s proportionate interest in any securities issued by the partnership (disregarding for this purpose the general rule that a partnership interest is not a security), but excluding certain securities described in the Code.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if ARCP, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, ARCP’s interest as a partner in the partnership).

ARCP believes that its holdings of real estate assets and other securities comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. ARCP may make real estate related debt investments; provided, that the underlying real estate meets its criteria for direct investment. A real estate mortgage loan that ARCP owns generally will be treated as a real estate asset for purposes of the 75% Asset Test if, on the date that ARCP acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT qualification for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (1) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (2) $10 million; provided, that in either case the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Department of the Treasury, or the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (1) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not to willful neglect; (3) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (4) the REIT pays a tax on the failure equal to the greater of (A) $50,000, or (B) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Code Section 11, by (y) the net income generated by the assets that caused the failure for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Income Tests

For each calendar year, ARCP must satisfy two separate tests based on the composition of its gross income, as defined under its method of accounting, or the Gross Income Tests.

75% Gross Income Test.  At least 75% of ARCP’s gross income for the taxable year (excluding gross income from prohibited transactions) must result from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of its trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income (as described under the 75% Asset Test above). This requirement is referred to herein as the 75% Gross Income Test. ARCP intends to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow it to qualify under the 75% Gross Income Test.

95% Gross Income Test.  At least 95% of ARCP’s gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from (1) sources which satisfy the 75% Gross Income Test, (2) dividends, (3) interest, or (4) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of its trade or business. This requirement is referred to herein as the 95% Gross Income Test. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. ARCP intends to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow it to qualify under the 95% Gross Income Test.

Rents from Real Property.  Income attributable to a lease of real property generally will qualify as “rents from real property” under the 75% Gross Income Test and the 95% Gross Income Test if such lease is respected as a true lease for U.S. federal income tax purposes (see “— Characterization of Property Leases”) and subject to the rules discussed below. Rent from a particular tenant will not qualify if ARCP, or an owner of 10% or more of its stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

If a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the cost of providing the service. If the amount so received is 1% or less of the total amount received by ARCP with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” However, this rule generally will not apply if such services are provided to tenants through an independent contractor from whom ARCP derives no revenue, or through a TRS. ARCP’s intention is that services to be provided by it, if any, are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The ARCP Board intends to hire qualifying independent contractors or to utilize ARCP’s TRSs to render services which it believes, after consultation with ARCP’s tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, ARCP has represented that, with respect to its leasing activities, ARCP will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (excluding rent based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements, and if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by ARCP’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. The TRSs will pay regular corporate tax rates on any income they earn. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

Interest Income.  It is possible that ARCP will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test; provided, that in both cases, the interest does not depend, in whole or in part, on the income or profits of any person (excluding amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, the interest on it may nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time of the loan commitment. All of ARCP’s loans secured by real property are intended to be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

Dividend Income.  ARCP may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividends to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. Any dividends received by ARCP from a REIT will be qualifying income for purposes of both the 95% and 75% Gross Income Tests.

ARCP will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the Gross Income Tests. Although ARCP intends to take these actions to prevent a violation of the Gross Income Tests, ARCP cannot guarantee that such actions will in all cases prevent such a violation.

Foreclosure Property.  Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If ARCP believes it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% Gross Income Test, ARCP intends to elect to treat the related property as foreclosure property.

Satisfaction of the Gross Income Tests.  ARCP’s share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75% Gross Income and 95% Gross Income Tests. However, ARCP may establish a TRS in order to engage on a limited basis in acquiring and promptly reselling short- and medium-term lease assets for immediate gain. The gross income generated by its TRS would not be included in ARCP’s gross income. However, any dividends from ARCP’s TRS to ARCP would be included in ARCP’s gross income and qualify for the 95% Gross Income Test, but not the 75% Gross Income Test.

If ARCP fails to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, it may retain its qualification as a REIT for such year if it satisfies the IRS that (1) the failure was due to reasonable cause and not due to willful neglect, (2) ARCP attaches to its return a schedule describing the nature and amount of each item of its gross income, and (3) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, ARCP would remain subject to tax equal to the greater of the amount by which it failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect its profitability.

Annual Distribution Requirements

In addition to the other tests described above, ARCP is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to the excess of: (1) the sum of: (a) 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (2) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if ARCP: (1) declared a dividend before the due date of its tax return (including extensions); (2) distributes the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) files an election with its tax return. Additionally, dividends that ARCP declares in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide ARCP with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in ARCP’s organizational documents. However, distributions in excess of a REIT’s current and accumulated earnings and profits will constitute a return of capital, to the extent of a shareholder’s adjusted U.S. federal income tax basis in its shares, and then capital gain, not a dividend. If ARCP fails to meet the annual distribution requirements as a result of an adjustment to its U.S. federal income tax return by the IRS, or under certain other circumstances, ARCP may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

If ARCP does not distribute 100% of its REIT taxable income, it will be subject to U.S. federal income tax on the undistributed portion. ARCP also will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year and avoid the excise tax, ARCP must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed and the amount actually distributed and would not be deductible by ARCP.

ARCP intends to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on its earnings; however, it may not always be possible to do so. It is possible that ARCP may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;
•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and
•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which ARCP may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount.

ARCP will closely monitor the relationship between its REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will attempt to borrow funds to fully provide the necessary cash flow or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.

Failure to Qualify

If ARCP fails to continue to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, it may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, ARCP will not be able to deduct its dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to ARCP stockholders (to the extent of its current and accumulated earnings and profits) will be taxable as ordinary dividend income. This “double taxation” results from its failure to continue to qualify as a REIT. Unless entitled to relief under specific statutory provisions, ARCP will not be eligible to elect REIT qualification for the four taxable years following the year during which qualification was lost.

Recordkeeping Requirements

ARCP is required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist it in determining the actual ownership of its outstanding stock and maintaining its qualification as a REIT.

Prohibited Transactions

As discussed above, ARCP will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;
•	generally has been held for at least two years;
•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;
•	in some cases, was held for production of rental income for at least two years;
•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and
•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion) or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Although ARCP may eventually sell each of the properties, ARCP’s primary intention in acquiring and operating the properties is the production of rental income and it does not expect to hold any property for sale to customers in the ordinary course of its business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. As a general matter, any condominium conversions ARCP might undertake must satisfy these restrictions to avoid being “prohibited transactions,” which will limit the annual number of transactions. See “— Ownership of Interests in TRSs.”

Characterization of Property Leases

ARCP has acquired and intends to acquire and own commercial properties subject to net leases. ARCP has structured and currently intends to structure its leases so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, ARCP generally expects that:

•	the ARCP OP and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;
•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;

•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties other than the cost of certain capital expenditures, and will dictate through the property managers, who will work for the lessee during the terms of the leases, and how the properties will be operated and maintained;
•	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;
•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;
•	in the event of damage or destruction to a property, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the properties subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the property to its prior condition;
•	the lessee will indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the properties or (B) the lessee’s use, management, maintenance or repair of the properties;
•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;
•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties;
•	ARCP expects that each lease that ARCP enters into, at the time ARCP enters into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the properties during the term of its leases; and
•	upon termination of each lease, the applicable property will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the IRS were to recharacterize ARCP’s leases as service contracts, partnership agreements or otherwise, rather than true leases, or disregard the leases altogether for tax purposes, all or part of the payments that ARCP receives from the lessees would not be considered rent and might not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, ARCP would not be able to satisfy either the 75% or 95% Gross Income Tests and, as a result, could lose its REIT qualification.

Tax Aspects of Investments in Partnerships

General.  ARCP currently holds and anticipates holding direct or indirect interests in one or more partnerships, including the ARCP OP. ARCP operates as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby ARCP owns a direct interest in the ARCP OP, and the ARCP OP, in turn, owns the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the ARCP OP were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of ARCP’s investment in the ARCP OP if the ARCP OP is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by ARCP in a property partnership or other non-corporate entity.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. ARCP is required to take into account its allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of its REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the ARCP OP will be sufficient to pay the tax liabilities resulting from an investment in the ARCP OP.

Generally, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise. Because the ARCP OP was formed as a partnership under state law, for U.S. federal income tax purposes, the ARCP OP will be treated as a partnership, if it has two or more partners, or a disregarded entity, if it is treated as having one partner. ARCP intends that interests in the ARCP OP (and any partnership invested in by the ARCP OP) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, ARCP’s ability to satisfy the requirements of some of these safe harbors depends on the results of actual operations and accordingly no assurance can be given that any such partnership will at all times satisfy one of such safe harbors. ARCP reserves the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. ARCP believes that the ARCP OP has had and will have sufficient qualifying income so that it would be taxed as a partnership, even if it were treated as a publicly traded partnership.

If for any reason the ARCP OP (or any partnership invested in by the ARCP OP) is taxable as a corporation for U.S. federal income tax purposes, the character of ARCP’s assets and items of gross income would change, and as a result, ARCP would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case ARCP could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, ARCP cannot assure holders of its common stock that the IRS will not attempt to apply the anti-abuse regulations to ARCP. Any such action could potentially jeopardize ARCP’s qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in ARCP.

Income Taxation of Partnerships and their Partners.  Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Section 704(b) of the Code and the Treasury Regulations. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. ARCP believes that the allocations of taxable income and loss in the ARCP OP agreement comply with the requirements of Section 704(b) of the Code and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to

Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to the ARCP OP in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the ARCP OP, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Section 704(c) of the Code will not apply, except as described further below in this paragraph. The application of the principles of Section 704(c) of the Code in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the ARCP OP to cure any book-tax differences. In certain circumstances, ARCP creates book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Code would apply to such differences as well.

For U.S. federal income tax purposes, ARCP’s depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Shorter depreciation periods apply to other properties. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties contributed to the ARCP OP, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the ARCP OP generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation generally will fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition of such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the ARCP OP’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the ARCP OP may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Taxation of U.S. holders

Taxation of Taxable U.S. holders.  As long as ARCP qualifies as a REIT, distributions paid to U.S. holders of ARCP common stock out of current or accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) will be ordinary income. Distributions in excess of current and accumulated earnings and profits are treated first as a return of capital to the U.S. holder, reducing the U.S. holder’s tax basis in his, her or its common stock by the amount of such distribution, and then as capital gain. Because ARCP’s earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. holder’s basis in ARCP’s stock, this will increase the U.S. holder’s gain, or reduce the U.S. holder’s loss, on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gain to the extent they do not exceed ARCP’s actual net capital gain for the taxable year, without regard to the period for which the U.S. holder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. ARCP also may decide to retain, rather than distribute, its net capital gain and pay any tax thereon. In such instances,

U.S. holders would include their proportionate shares of such gain in income as long-term capital gain, receive a credit on their returns for their proportionate share of its tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

With respect to U.S. holders who are taxed at the rates applicable to individuals, ARCP may elect to designate a portion of its distributions paid to such U.S. holders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. holders as capital gain; provided, that the U.S. holder has held the common stock with respect to which the distribution is made for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of ARCP’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by ARCP during such taxable year from C corporations (including any TRSs);
(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by ARCP with respect to such undistributed REIT taxable income; and
(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time ARCP’s REIT election became effective over the U.S. federal income tax paid by ARCP with respect to such built-in gain.

Generally, dividends that ARCP receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a regular, domestic C corporation, such as any TRSs, and specified holding period and other requirements are met.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Corporate stockholders cannot claim the dividends-received deduction for such dividends unless ARCP loses its REIT qualification. Although U.S. holders generally will recognize taxable income in the year that a distribution is received, any distribution ARCP declares in October, November or December of any year and is payable to a U.S. holder of record on a specific date in any such month will be treated as both paid by ARCP and received by the U.S. holder on December 31st of the year it was declared even if paid by ARCP during January of the following calendar year. Because ARCP is not a pass-through entity for U.S. federal income tax purposes, U.S. holders may not use any of ARCP’s operating or capital losses to reduce their tax liabilities.

ARCP has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. holders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of ARCP’s stock. In general, any dividend on shares of ARCP’s preferred stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

In general, the sale of ARCP’s common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. holder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. holder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. holder treated ARCP’s distributions as long-term capital gain. The use of capital losses is subject to limitations.

Currently, the maximum tax rate applicable to individuals and certain other noncorporate taxpayers on net capital gain recognized on the sale or other disposition of shares is 20%, and the maximum marginal tax rate payable by them on dividends received from corporations that are subject to a corporate level of tax has been reduced. Except in limited circumstances, as discussed above with respect to “qualified dividend income,” this reduced tax rate will not apply to dividends paid by ARCP.

Cost Basis Reporting.  U.S. federal income tax information reporting rules may apply to certain transactions in ARCP’s shares. Where such rules apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to U.S. holders. Generally these rules apply to all shares purchased, including those purchased through a distribution reinvestment plan. For “cost basis” reporting purposes, U.S. holders may identify by lot the shares that he, she, or it transfers or that are redeemed, but if such U.S. holder does not timely notify ARCP of such U.S. holder’s election, ARCP will identify the shares that are transferred or redeemed on a “first in/first out” basis. Any shares purchased in a distribution reinvestment plan are also eligible for the “average cost” basis method, should a U.S. holder so elect.

Information reporting (transfer statements) on other transactions may also be required under these rules. Generally, these reports are made for certain transactions. Transfer statements are issued between “brokers” and are not issued to the IRS or to U.S. holders.

U.S. holders should consult their tax advisors regarding the consequences of these rules.

Taxation of Tax-Exempt U.S. holders.  U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, ARCP’s distributions to a U.S. holder that is a domestic tax-exempt entity should not constitute UBTI unless such U.S. holder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its shares of common stock, or the shares of common stock are otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to ARCP’s stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20)) of the Code, may be treated as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. If ARCP would be “closely-held” (discussed above with respect to the share ownership tests) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than 10% by value of ARCP’s stock may be required to treat a percentage of ARCP’s dividends as UBTI. This rule applies if: (1) at least one tax-exempt pension trust owns more than 25% by value of ARCP’s shares, or (2) one or more tax-exempt pension trusts (each owning more than 10% by value of ARCP’s shares) hold in the aggregate more than 50% by value of ARCP’s shares. The percentage treated as UBTI is ARCP’s gross income (less direct expenses) derived from an unrelated trade or business (determined as if ARCP were a tax-exempt pension trust) divided by ARCP’s gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions in ARCP’s charter regarding the ownership concentration of its common stock, ARCP believes that a tax-exempt pension trust should not become subject to these rules. However, because ARCP’s shares of common stock may be publicly traded, ARCP can give no assurance of this.

Prospective tax-exempt U.S. holders should consult their own tax advisors and financial planners as to the applicability of these rules and consequences to their particular circumstances.

Backup Withholding and Information Reporting.  ARCP will report to its U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at the current rate of 28% with respect to dividends paid, unless the U.S. holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide his, her or its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, ARCP may be required to withhold a portion of capital gain distribution to any U.S. holder who fails to certify its non-foreign status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Medicare Tax

Certain net investment income earned by U.S. holders that are U.S. citizens, resident aliens or certain estates or trusts is subject to a 3.8% Medicare tax. Net investment income includes, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. Holders of shares of our common stock should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of such shares.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. A withholding tax of 30% generally will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to (a) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (b) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements. Applicable Treasury Regulations and IRS guidance provide that these rules generally will apply to payments of dividends on our common stock made after June 30, 2014 and generally will apply to payments of gross proceeds from a sale or other disposition of our common stock after December 31, 2016. We will not pay any additional amounts in respect of any amounts withheld. U.S. holders are encouraged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance.

Other Tax Considerations

State, Local and Foreign Taxes.  ARCP and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which ARCP transacts business or reside. ARCP’s and its stockholder’s state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. Any foreign taxes incurred by ARCP would not pass through to stockholders as a credit against their U.S. federal income tax liability. Stockholders should consult their own tax advisors and financial planners regarding the effect of state, local and foreign tax laws on an investment in the shares of common stock.

Legislative Proposals.  Stockholders should recognize that ARCP’s and such stockholder’s present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. ARCP is not currently aware of any pending legislation that would materially affect its or your taxation as described in this joint proxy statement/prospectus. Stockholders should consult their advisors concerning the status of legislative proposals that may pertain to a purchase of ARCP’s shares of common stock.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. ARCP and Cole urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about ARCP or Cole. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information each of ARCP and Cole filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of ARCP and Cole file with the SEC and the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

ARCP and Cole acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Form, Effective Time and Consummation of the Merger

The merger agreement provides for the merger of Cole with and into Merger Sub, upon the terms and subject to the conditions set forth in the merger agreement. Merger Sub will be the surviving entity in the merger and, following completion of the merger, will continue to exist under the name Clark Acquisition, LLC as a subsidiary of ARCP. The merger will become effective upon the later of the time of filing of articles of merger with, and acceptance for record of articles of merger by, the State Department of Assessments and Taxation of the State of Maryland and the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by ARCP and Cole and specified in the articles of merger and certificate of merger.

The merger agreement provides that the consummation of the merger will take place on the third business day following the date on which the last of the conditions to consummation of the merger (described under “The Merger Agreement — Conditions to Completion of the Merger”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the consummation of the merger, but subject to the satisfaction or waiver of those conditions), provided that in no event will ARCP or Merger Sub be required to consummate the merger until the later of: (i) the earlier of the date that is five business days after certain third party consents have been obtained and June 30, 2014 (provided that if any such third party consents are not obtained as of June 30, 2014, ARCP or Cole may elect to extend the closing date of the merger to July 30, 2014, if any such third party consents are not obtained as of July 30, 2014, ARCP or Cole may elect to extend the closing date of the merger to August 29, 2014, if any such third party consents are not obtained as of August 29, 2014, ARCP or Cole may elect to extend the closing date of the merger to September 29, 2014, and if any such third party consents are not obtained as of September 29, 2014, ARCP or Cole may elect to extend the closing date of the merger to October 29, 2014), and (ii) the earlier of the first business day after the final day of a marketing period consisting of the first period of thirty (30) consecutive days throughout which ARCP and Merger Sub have certain required financial information regarding Cole and certain conditions to consummation of the merger have been satisfied (excluding certain specified periods) and the termination date (as it may be extended).

Representation on ARCP Board

The merger agreement provides that prior to the execution of the merger agreement, the ARCP Board took such action that, upon and subject to the occurrence of the merger, the ARCP Board will be expanded by two (2) board seats, and the vacancies thereby created will be filled by two (2) out of the three (3) individuals indicated in Cole’s disclosure letter, such two (2) individuals, which we refer to as the Cole Designees, to be selected by the ARCP Board as promptly as practicable following October 22, 2013 after evaluation of such individuals by the ARCP Board, provided that in order to be appointed to the ARCP Board, each Company Designee must: (i) meet the definition of “independent director” set forth in the rules and regulations of the NASDAQ for companies listed on the NASDAQ and applicable regulations promulgated by the SEC, and (ii) satisfy the criteria set forth in Section 1(c) of Article IV of the charter of the Nominating and Corporate Governance Committee of the ARCP Board, as required by Section 1(d) of Article IV thereof, which, in each case, will be considered by the ARCP Board in good faith prior to the effective time of the merger. To the extent fewer than two (2) of the (3) individuals listed in Cole’s disclosure letter satisfy the requirements set forth in the prior clauses (i) and (ii), ARCP and Cole will work together in good faith to select qualified candidates in a number sufficient to result in a total of two (2) Cole Designees. Such individuals shall serve as directors of ARCP until the next annual meeting of ARCP’s stockholders and until their successors are duly elected and qualified in accordance with the organizational documents of ARCP. ARCP is required to use reasonable best efforts to cause the Nominating and Corporate Governance Committee of the ARCP Board to consider nominating each of the Cole Designees at the next subsequent annual meeting of ARCP’s stockholders.

Consideration to be Received in the Merger

Merger Consideration

If the merger is completed, each share of Cole common stock (other than shares of Cole common stock owned by any wholly owned subsidiary of Cole, ARCP or any subsidiary of ARCP, which will be cancelled) will be cancelled and converted, at the election of the holder thereof, into the right to receive per share, at the election of each such stockholder, either (i) $13.82 in cash, or (ii) a number of shares of ARCP’s common stock equal to the Exchange Ratio. In no event will cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger (including, for this purpose, shares of Cole common stock deemed to be issued in settlement of Cole restricted share units and performance share units). If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of the cash consideration paid will be reduced on a pro rata basis with the remaining consideration paid in ARCP common stock. In lieu of any fractional shares, Cole stockholders will receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of ARCP common stock, multiplied by (ii) the per share closing price of ARCP’s common stock on the NASDAQ on the date of the closing of the merger, as reported in The Wall Street Journal. The value of the cash consideration is lower than the value of the stock consideration because, while the parties sought to provide Cole stockholders with an opportunity for liquidity if they choose to receive cash consideration, the parties also sought to incentivize Cole’s stockholders to elect to receive stock consideration.

ARCP intends to pay for expenses and cash elections by Cole stockholders using a combination of the following resources:

•	Financing under long-term debt, as to which it currently has no commitment or agreement; and
•	Borrowings under ARCP’s $1.7 billion credit facility (under which ARCP has undrawn commitments of $645.2 million at December 18, 2013 and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $1.5 billion), which will be subject to borrowing base availability; and
•	Cole’s and ARCP’s available cash on hand.

In the event financing or other commitments are not secured, ARCP has available commitments from the Commitment Parties. For a more detailed discussion of the sources of financing, see “The Companies — Sources of Cash Consideration for Recent and Pending Transactions — Sources of Payment” beginning on page 82.

Proration Adjustment of the Merger Consideration

The maximum number of shares of Cole common stock that may be converted into the right to receive cash consideration is an amount equal to the product (rounded down to the nearest whole share) of 20% of the number of shares of Cole common stock issued and outstanding immediately prior to the effective time of the merger (including, for this purpose, shares of Cole common stock deemed to be issued in settlement of Cole restricted share units and performance shares).

If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the effective time of the merger, then the amount of cash consideration paid on cash elections will be reduced to 20% on a pro rata basis with the remaining consideration paid in ARCP common stock.

In such case, each Cole stockholder who elected to receive stock consideration or has made no election will receive the stock consideration, and each Cole stockholder who elected to receive cash consideration in respect of all or a portion of such stockholder’s Cole common stock, which we refer to as the cash election shares, will receive cash in respect of a number of such stockholder’s cash election shares equal to the product of multiplying (A) the number of such stockholder’s cash election shares by (B) a fraction, the numerator of which is the maximum number of shares of Cole common stock that may be converted into the right to receive cash consideration (i.e., 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the effective time of the merger) and the denominator of which is the number of shares of Cole common stock in respect of which a cash election has been made by all Cole stockholders, with the remaining number of such stockholder’s cash election shares being converted into the right to receive the stock consideration.

Conversion of Shares; Surrendering Cole Shares

The conversion of Cole common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. In accordance with the merger agreement, ARCP will appoint an exchange agent to handle the payment and delivery of the merger consideration and the cash payments to be delivered in lieu of fractional shares. Upon proper surrender of a share of Cole common stock for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal (in the case of certificated shares of Cole common stock), the holder of such share will be entitled to receive the merger consideration in respect of such share of Cole common stock.

Elections as to Form of Consideration; Form of Election

A form of election, which will be mailed to each holder of Cole common stock as of December 20, 2013, as well as to stockholders who purchase shares of Cole common stock subsequent to such date and prior to the election deadline, if any, will allow record holders of Cole common stock to make a cash or stock election in respect of each share of Cole common stock that they hold. Cole stockholders should return their properly completed and signed proxy card in accordance with the instructions provided prior to the election deadline.

Unless otherwise agreed by Cole and ARCP and publicly announced, the election deadline will be 5:00 p.m., local time (in the city in which the exchange agent is located) on January 22, 2014, the date immediately prior to the Cole stockholders meeting.

Cole stockholders who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. If a Cole stockholder does not make a valid election for cash or stock, the merger consideration paid to such stockholder will be in the form of ARCP common stock.

To make a valid election, each Cole stockholder must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. The form of election must be accompanied by any additional documents specified in the form of election. Generally, an election may be revoked or changed by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election or the withdrawal prior to the election deadline of the documents previously provided to the exchange agent). Cole stockholders will not be entitled to make, revoke or change any election following the election deadline.

Letter of Transmittal

Promptly after the completion of the merger, the exchange agent will send a letter of transmittal to those persons who were Cole stockholders of record at the effective time of the merger and hold certificated shares of Cole common stock, if any. This mailing will contain instructions on how to effect the surrender of shares of Cole common stock in exchange for the consideration that the holder of such shares is entitled to receive under the merger agreement. Upon proper surrender of a share for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal, and delivery of any other documents specified in the letter of transmittal, the holder of such share will receive the merger consideration elected by such Cole stockholder, subject to proration adjustment in accordance with the merger agreement.

Treatment of Cole Restricted Share Units and Performance Share Units

Immediately prior to the effective time of the merger, any then outstanding Cole restricted share units will fully vest and any outstanding Cole performance share units will vest based on the average of the target and maximum payout percentages set forth under the terms of the applicable award agreements, and all shares of Cole common stock deemed issued in settlement thereof will have the right to receive the merger consideration.

Withholding

All payments under the merger agreement are subject to applicable withholding requirements.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Cole, on the one hand, and ARCP and Merger Sub, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and do not survive the effective time of the merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement, information each of ARCP and Cole filed with the SEC prior to the effective date of the merger agreement or the disclosure letters delivered in connection therewith.

Representations and Warranties of Cole

Cole made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing, qualification to conduct business and subsidiaries;
•	organizational documents;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	permits and compliance with law;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2012;
•	employee benefit plans;

•	labor and other employment-related matters;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	tax matters, including qualification as a REIT;
•	insurance;
•	receipt of the opinion of Goldman Sachs;
•	exemption of the merger from anti-takeover statutes;
•	stockholder vote required in connection with the merger;
•	broker’s, finder’s and investment banker’s fees;
•	inapplicability of the Investment Company Act of 1940;
•	affiliate transactions;
•	regulatory compliance of brokers;
•	mortgage-backed securities;
•	mortgage loans;
•	inapplicability of the Investment Advisers Act of 1940, or state law governing investment advisors, and the Commodity Exchange Act of 1936; and
•	fees and disbursements of special legal counsel.

Representations and Warranties of ARCP and Merger Sub

ARCP and Merger Sub made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing, qualification to conduct business and subsidiaries;
•	organizational documents;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	permits and compliance with law;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2012;
•	employee benefit plans;
•	labor and other employment-related matters;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	tax matters, including qualification as a REIT;

•	insurance;
•	receipt of the opinion of Barclays Capital;
•	stockholder vote required in order to issue ARCP shares to Cole stockholders in connection with the merger;
•	broker’s, finder’s and investment banker’s fees;
•	inapplicability of the Investment Company Act of 1940;
•	funds sufficient to consummate the transactions contemplated by the merger agreement;
•	ownership and prior activities of Merger Sub;
•	exemption of the merger from anti-takeover statutes;
•	affiliate transactions;
•	the ARCT IV Merger Agreement; and
•	the CapLease Merger Agreement.

Definition of “Material Adverse Effect”

Many of the representations of Cole, ARCP and Merger Sub are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect). For the purposes of the merger agreement, “material adverse effect” means any event, circumstance, change or effect (i) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of Cole and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as the case may be or (ii) that will, or would reasonably be expected to, prevent or materially impair the ability of Cole, ARCP or Merger Sub, as the case may be, to consummate the merger before June 30, 2014. However, any event, circumstance, change or effect will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any failure of Cole or ARCP, as applicable, to meet any projections or forecasts or any decrease in the market price of Cole common stock or ARCP common stock, as applicable (except any event, circumstance, change or effect giving rise to such failure or decrease is taken into account in determining whether there has been a material adverse effect);
•	any events, circumstances, changes or effects that affect, in the case of ARCP and Merger Sub, the commercial real estate REIT industry generally, and in the case of Cole and its subsidiaries, the industries in which Cole and its subsidiaries operate generally;
•	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;
•	any changes in the legal or regulatory conditions;
•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;
•	the negotiation, execution or announcement of the merger agreement, or the consummation or anticipation of the merger or other transactions contemplated by the merger agreement;
•	the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the merger agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the other party;
•	earthquakes, hurricanes, floods or other natural disasters;
•	any damage or destruction of any property that is substantially covered by insurance; or
•	changes in law or U.S. GAAP;

except to the extent, (i) in the case of the second, third, fourth, fifth and tenth bullet points above, that such changes do not disproportionately affect Cole and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as applicable, relative to other similarly situated participants, in the case of ARCP and its subsidiaries, in the commercial real estate REIT industry in the United States, and in the case of Cole and its Subsidiaries, in the industries in which Cole and its subsidiaries operate, and (ii) in the case of the eighth bullet point above, that such changes do not disproportionately affect Cole and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as applicable, relative to other participants, in the case of ARCP and its subsidiaries, in the commercial real estate REIT industry, and in the case of Cole and its subsidiaries, in the industries in which Cole and its subsidiaries operate, in the geographic regions in which Cole and its subsidiaries, or ARCP and its subsidiaries, as applicable, operate, own or lease properties.

Conditions to Completion of the Merger

Mutual Closing Conditions

The obligation of each of Cole, ARCP and Merger Sub to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time of the merger, of the following conditions:

•	approval of the merger and the other transactions contemplated by the merger agreement by Cole stockholders;
•	approval of the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger by ARCP stockholders;
•	the absence of any law or order by any governmental authority prohibiting, making illegal, enjoining or otherwise restricting, preventing or prohibiting the consummation of the merger or any of the transactions contemplated by the merger agreement;
•	the Form S-4 will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued; and
•	the shares of ARCP common stock to be issued in connection with the merger will have been authorized for listing on the NASDAQ, subject to official notice of issuance.

Additional Closing Conditions for the Benefit of ARCP

The obligation of ARCP and Merger Sub to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by Cole regarding Cole’s organization and subsidiaries, certain aspects of its capital structure, corporate authority relative to the merger agreement, the fairness opinion from Goldman Sachs, applicability of takeover statutes, the required stockholder vote to approve the merger and the other transactions contemplated by the merger agreement, brokers and the Investment Company Act of 1940;
•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of representations and warranties by Cole regarding certain aspects of its capital stock;
•	the accuracy of all other representations and warranties made in the merger agreement by Cole (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except for any such inaccuracies that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Cole;
•	Cole must have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the closing date;

•	receipt by ARCP of an officer’s certificate, dated as of the closing date and signed by Cole’s chief executive officer or another senior officer on its behalf, certifying that the closing conditions described in the four preceding bullets have been satisfied;
•	no material adverse effect with respect to Cole can have occurred, or reasonably be expected to occur, since October 22, 2013;
•	receipt by Cole of an opinion dated as of the closing date from Morris Manning regarding Cole’s qualification and taxation as a REIT under the Code, on which ARCP is entitled to rely;
•	receipt by ARCP of an opinion dated as of the closing date from Proskauer regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code;
•	sufficiency of each broker’s net capital to meet its then current minimum capital requirements;
•	delivery to each broker by FINRA of FINRA’s approval of such broker’s Continuing Membership Application pursuant to FINRA (NASD) Rule 1017 in connection with the transactions related to the merger; and
•	Cole must have obtained lender consents with respect to at least thirty-six (36) of the forty-five (45) loans set out in ARCP’s disclosure letter.

Additional Closing Conditions for the Benefit of Cole

The obligation of Cole to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by ARCP regarding ARCP’s organization and subsidiaries, certain aspects of its capital structure, corporate authority relative to the merger agreement, opinion of ARCP’s financial advisor, the required stockholder vote to approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger, brokers, applicability of the Investment Company Act of 1940 and applicability of takeover statutes;
•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of representations and warranties by ARCP regarding certain aspects of its capital stock;
•	the accuracy of all other representations and warranties made in the merger agreement by ARCP (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except for any such inaccuracies that do not have and would not constitute, individually or in the aggregate, a material adverse effect on ARCP;
•	ARCP and Merger Sub must have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by them at or prior to the closing date;
•	receipt by Cole of an officer’s certificate dated as of the closing date and signed by ARCP’s chief executive officer or other senior officer on its behalf, certifying that the closing conditions described in the four preceding bullets have been satisfied;
•	no material adverse effect with respect to ARCP can have occurred, or reasonably be expected to occur, since October 22, 2013;
•	receipt by ARCP of an opinion dated as of the closing date from Proskauer, regarding ARCP’s qualification and taxation as a REIT under the Code, on which Cole is entitled to rely;

•	receipt by Cole of an opinion dated as of the closing date from Wachtell Lipton regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code;
•	the ARCT IV Merger will have been consummated, unless if the ARCT IV Merger Agreement is terminated, Cole fails to notify ARCT of its intention to terminate the agreement on the grounds that the ARCT IV Merger Agreement was terminated, within fifteen (15) business days of notice that the ARCT IV Merger Agreement was terminated; and
•	ARCP shall have been restructured into a self-managed REIT, and ARCP will have delivered to Cole, at least ten (10) days prior to the date that ARCP reasonably believes that self-management will be completed, a certificate signed by its chief executive officer or another senior officer on behalf of ARCP certifying that steps to completion set out in ARCP’s disclosure letter were completed, attaching reasonable supporting documentation regarding the completion of these steps.

Covenants and Agreements

Conduct of Business of Cole Pending the Merger

Cole has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with ARCP’s prior written approval (not to be unreasonably withheld, delayed or conditioned) or as otherwise expressly required or permitted by the merger agreement or required by law, Cole has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by reasons outside of Cole’s or its subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers, maintain all of its material insurance policies and maintain the status of Cole as a REIT. Cole has also agreed to use its commercially reasonable efforts to obtain the legal opinions of Morris, Manning & Martin, LLP and Wachtell, Lipton, Rosen & Katz that are conditions to the obligations of ARCP and Cole, respectively, to complete the merger and to deliver certain officer’s certificates in connection with such opinions and the opinion of Proskauer Rose LLP on the effective date of the Form S-4 registration statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and on the closing date of the merger, as applicable. In addition, Cole has agreed to use commercially reasonable efforts to consummate the acquisitions disclosed on the Cole disclosure letter prior to the closing of the transaction, provided that Cole may substitute one or more of such properties with one of more properties of equivalent value subject to the consent of ARCP (not to be unreasonably withheld, delayed or conditioned). Without limiting the foregoing, Cole has also agreed that, except with ARCP’s prior written approval (not to be unreasonably withheld, delayed or conditioned), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to:

•	amend or propose to amend its organizational documents or waive the stock ownership limit in its charter;
•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Cole or any of its subsidiaries;
•	with limited exceptions, declare, set apart or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Cole or any of its subsidiaries or other equity securities or ownership interests in Cole or its subsidiaries;
•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Cole or any of its subsidiaries, except with respect to Cole’s equity plans;
•	with limited exceptions, issue, sell, pledge, dispose, encumber or grant any shares of Cole’s or any of its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Cole’s or any of its subsidiary’s capital stock or other equity interests;

•	grant, confer, award or modify the terms of any Cole restricted stock units, Cole performance shares, convertible securities, or other rights to acquire, or denominated in, any of Cole’s or any of its subsidiaries’ capital stock or other equity securities, or take any action not disclosed in the Cole disclosure letter;
•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $250,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except from any of its wholly owned subsidiaries, or acquisitions of real property of less than $10.0 million in the aggregate, or with respect to acquisitions already under contract or subject to letters of intent;
•	sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets;
•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person, except for (i) indebtedness incurred under Cole’s existing credit agreement in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $5.0 million for general corporate purposes and such additional amounts as may be necessary to consummate acquisitions already under contract or subject to letters of intent, and (ii) to refinance existing loans at maturity;
•	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, directors, employees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, except by Cole or a wholly owned subsidiary to Cole or a wholly owned subsidiary and loans or advances to third parties with respect to Cole’s leases and ground leases and to non-affiliate tenants in the ordinary course of business consistent with past practice in amounts not to exceed $100,000 individually and $1.0 million in the aggregate;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract, except any termination or renewal that occurs automatically under existing material contracts, the entry into modifications or amendments of any mortgage or related agreement required by the merger agreement or the transactions contemplated by the merger agreement, and as may be reasonably necessary to comply with the merger agreement;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any property leases, except for (i) entering into or renewing any property lease in the ordinary course of business consistent with past practice on market terms and where the aggregate payments under any such new lease are less than $8.0 million over the initial term of such lease, and (ii) terminating any property lease as a result of a default by the other party to such lease;
•	waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of Cole or any of its subsidiaries before the same comes due in accordance with its terms;
•	settle or compromise (i) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against Cole or any of its subsidiaries, including relating to taxes to the extent exceeding, individually or in the aggregate, $100,000, and (ii) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of Cole common stock, except with respect to legal actions pertaining to disputes relating to the merger agreement;
•	(i) hire or terminate (other than for cause) any officer, director or employee (which employee has annual target cash compensation in excess of $350,000) of Cole or any of its subsidiaries or promote or appoint any person to a position of executive officer or director of Cole or any of its subsidiaries, (ii) increase, or accelerate the vesting or payment of, compensation or benefits of any of its directors, officers or employees, except cash stay or retention bonuses in conjunction with the closing of the merger in an aggregate amount not to exceed ten million dollars ($10.0 million) or cash stay, retention or signing bonuses in an aggregate amount not to exceed five million dollars ($5.0 million) to be paid no earlier than the closing date, in each case to employees of Cole other than certain specified Cole executives, (iii) enter into, amend or terminate any employment, change of control, bonus, severance, retirement or retention agreement, except for severance agreements entered into in the ordinary course of business and employment agreements terminable on no more than sixty (60) days’ notice without penalty, or (iv) take any action to fund or in any other way secure the payment of compensation or benefits under the Cole benefit plans;
•	fail to maintain all financial books and records in all material respects in accordance with U.S. GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2012, or make any change with respect to accounting policies, unless required by GAAP or the SEC;
•	enter into any new line of business;
•	cause a material diminution of the net capital of any broker;
•	fail to duly and timely file all material reports and other material documents required to be filed with the NYSE, the SEC, FINRA or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;
•	take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) Cole to fail to qualify as a REIT or (B) any subsidiary of Cole (1) to cease to be treated as a partnership or disregarded entity for United States federal income tax purposes or a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, or (2) that is not treated as a taxable REIT as of the date of the merger agreement, to be so treated;
•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except with respect to acquisitions under contract or letter of intent as of the date of the merger agreement;
•	form any new funds, joint ventures, or non-traded real estate investment trusts or other pooled investment vehicles, except that, subject to certain limitations, Cole or its subsidiaries may commence the sale of shares in Cole Office & Industrial REIT (CCIT II), Inc. or Cole Credit Property Trust V;
•	take any action to terminate or amend or waive any provision of advisory, investment management or property management contracts, or dealer manager or soliciting dealer agreements;
•	subject to limited exceptions, instruct the escrow agent to release any portion of the escrow share deposit under the Cole Holdings Escrow Agreement to Christopher H. Cole or any other Cole Executive;
•	amend the Cole Holdings Merger Agreement, Cole Holdings Escrow Agreement or Registration Rights Agreement or any other related contracts in any material respect;
•	amend or modify the compensation terms or other obligations of Cole contained in the engagement letter with Goldman Sachs in a manner adverse to Cole, any Cole subsidiary or ARCP, or engage any other financial advisors in connection with this transaction; or
•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Conduct of Business of ARCP and Merger Sub Pending the Merger

ARCP and Merger Sub have agreed to certain restrictions on themselves and ARCP’s subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with Cole’s prior written approval (not to be unreasonably withheld, delayed or conditioned) or as otherwise expressly required or permitted by the merger agreement or required by law, each of ARCP and Merger Sub has agreed that it will, and will cause each of its subsidiaries to use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by reasons outside of ARCP’s, Merger Sub’s or ARCP’s subsidiaries’ control excepted), and keep available the services of its present officers, maintain all of its material insurance policies and maintain the status of ARCP as a REIT. ARCP and Merger Sub have also agreed to use their commercially reasonable efforts to obtain the legal opinions of Proskauer Rose LLP that are conditions to the obligations of Cole, ARCP and Merger Sub, as applicable, to complete the merger and to deliver certain officer’s certificates in connection with such opinions and the opinion of Wachtell Lipton the effective date of the Form S-4 registration statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and on the closing date of the merger, as applicable. Without limiting the foregoing, each of ARCP and Merger Sub has also agreed that, except with Cole’s prior written approval (not to be unreasonably withheld, delayed or conditioned), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to:

•	other than amendments to its charter to increase the authorized number of shares or create or designate a series of preferred stock, amend or propose to amend its organizational documents;
•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of ARCP, Merger Sub or any other subsidiary of ARCP;
•	with limited exceptions, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of ARCP or any of its subsidiaries or other equity securities or ownership interests in ARCP or any of its subsidiaries;
•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of ARCP or any of its subsidiaries, other than the withholding of shares of ARCP common stock to satisfy withholding tax obligations with respect to awards granted under its stock plans;
•	fail to maintain all financial books and records in all material respects in accordance with U.S. GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at October 22, 2013, or make any change with respect to accounting policies, unless required by GAAP or the SEC;
•	take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) ARCP to fail to qualify as a REIT or (B) any subsidiary of ARCP (1) to cease to be treated as a partnership or disregarded entity for United States federal income tax purposes or a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, or (2) that is not treated as a taxable REIT as of the date of the merger agreement, to be so treated;
•	enter into a new line of business;
•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority;
•	amend or modify the ARCT IV Merger Agreement in any material respect, or waive any material right of ARCP or Thunder Acquisition, LLC under the ARCT IV Merger Agreement;
•	take any action, or fail to take any action, which action or failure would cause or would reasonably be expected to result in the failure of any condition to the ARCT IV Merger Agreement or prevent or materially impair the ability of ARCP or Thunder Acquisition, LLC to consummate the ARCT IV Merger;
•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	take any action that would require approval of ARCP’s stockholders under NASDAQ Rule 5635(a)(1);
•	incur, create, assume, refinance, replace or prepay any material indebtedness for borrowed money, or issue or amend the terms of any debt securities of ARCP or its subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for indebtedness of any other person (other than of a wholly owned subsidiary), to the extent that such action results in Moody’s downgrading ARCP’s corporate credit rating below ‘Baa3,’ other than with respect to financing required to consummate the transactions under the merger agreement, the ARCT IV Merger Agreement and the CapLease Merger Agreement; or
•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

No Solicitation of Transactions by Cole

Cole will not, and Cole will cause its subsidiaries not to, and will not authorize and will use reasonable best efforts to cause its officers and directors, managers or the equivalent, and any of their other representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Acquisition Proposal or inquiry, (iii) approve or recommend an Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or any other similar agreement (other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to Cole and its subsidiaries than the terms of the confidentiality agreement between Cole and ARCP entered into in accordance with the limitations described below) providing for or relating to an Acquisition Proposal, or (iv) propose or agree to do any of the foregoing.

For the purposes of the merger agreement, “Acquisition Proposal” means, subject to certain exceptions, any bona fide inquiry, proposal or offer made by any person or entity, whether in one transaction or a series of related transactions, relating to (i) any merger, consolidation, share exchange, business combination or similar transaction involving Cole or its subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Cole or its subsidiaries representing fifteen percent (15%) or more of the consolidated assets of Cole or its subsidiaries taken as a whole as determined on a book-value basis and/or a substantial portion of the assets relating to, or a substantial portion of the equity interests in, Cole entities whose principal business is selling, wholesaling, sponsoring or advising non-traded real estate investment trusts, including the non-traded REITs, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifteen percent (15%) or more of the voting power of Cole, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifteen percent (15%) or more of the outstanding shares of any class of voting securities of Cole, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Cole in which a third party acquires beneficial ownership of fifteen percent (15%) or more of the outstanding shares of any class of voting securities of Cole.

Notwithstanding the restrictions set forth above, the merger agreement provides that, at any time prior to the approval of the merger by Cole stockholders, Cole may, directly or indirectly, in response to an unsolicited bona fide written Acquisition Proposal from a third party made after October 22, 2013, (i) furnish non-public information to such third party pursuant to a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to Cole and its subsidiaries than the terms of Cole’s confidentiality agreement with ARCP (provided that such confidentiality agreement expressly permits Cole and its subsidiaries to comply with any provision of the merger agreement and does not contain any provision that adversely affects the rights of Cole or any of its subsidiaries under the merger agreement upon their compliance with any provision of the merger agreement and, provided, further, that all such information is provided to ARCP substantially at the same time that such information is provided to such third party if it has not been provided previously) and (ii) engage in discussions or negotiations with such third party and its representatives if the Cole Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the Acquisition Proposal constitutes, or is reasonably likely to result in, a superior proposal (as defined below).

Cole must notify ARCP promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for non-public information relating to Cole or any of its subsidiaries by any third party, or any inquiry from any person or entity seeking to have discussions or negotiations with Cole relating to a possible Acquisition Proposal. Cole must also promptly, and in any event within twenty-four (24) hours, notify ARCP if it enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information or data to any person and keep ARCP informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all related material documentation or material correspondence.

Except as described below, the Cole Board may not (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to ARCP or Merger Sub, its recommendation to Cole stockholders that they approve the merger and the other transactions contemplated by the merger agreement, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Cole Board’s recommendation in this joint proxy statement/prospectus or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Acquisition Proposal within ten (10) business days of the request of ARCP and/or to reaffirm the Cole Board’s recommendation within ten (10) business days of the request of ARCP (provided that ARCP has only one (1) such request with respect each Acquisition Proposal), or (v) approve, adopt, declare advisable or recommend, or cause or permit Cole or any of its subsidiaries to enter into, an alternative acquisition agreement (other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to Cole and its subsidiaries than the terms of Cole’s confidentiality agreement with ARCP entered into in accordance with the limitations described above). In this joint proxy statement/prospectus, we refer to (i) through (iv) above as an “adverse recommendation change.” Notwithstanding the foregoing, at any time prior to obtaining the approval of Cole’s stockholders, the Cole Board may effect an adverse recommendation change if it (a) (x) has received an unsolicited bona fide Acquisition Proposal that, in the good faith determination of the Cole Board, after consultation with outside legal counsel and financial advisors, constitutes a superior proposal (subject to the matching right described below), and such Acquisition Proposal is not withdrawn, and (y) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, or (b) determines in good faith, after consultation with outside legal counsel, that for any reason, failure to take such action would be inconsistent with the directors’ duties under applicable law, and in each such case Cole may also terminate the merger agreement (subject to the obligations upon such termination to pay the termination payment as described below) and/or approve or recommend such superior proposal to the Cole stockholders.

For the purposes of the merger agreement, “superior proposal” means any bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “15%” are replaced by “50%”) made by a third party on terms that the Cole Board determines in good faith, after consultation with Cole’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal that the Cole Board deems relevant, including the identity of the person or entity making the proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of the merger agreement proposed by ARCP and Merger Sub in response to such proposal or otherwise, to be (i) more favorable to Cole and its stockholders (solely in their capacity as stockholders) from a financial point of view than the transactions contemplated by the merger agreement and (ii) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

The Cole Board is not entitled to effect an adverse recommendation change unless (with respect to the first two proposals) (i) Cole has provided a written notice to ARCP and Merger Sub that it intends to take such action, specifying in reasonable detail the reasons therefor and describing the material terms and conditions of (and attaching a complete copy of) the superior proposal that is the basis of such action, if applicable, (ii) during the following three business days, Cole negotiates with ARCP and Merger Sub in good faith (if desired by ARCP and Merger Sub) to adjust the terms of the merger agreement so that the adverse recommendation change is no longer necessary and (iii) the Cole Board has subsequently determined in good faith, after consultation with its outside legal counsel and financial advisors that (a) in the case of an adverse recommendation change due to a superior proposal, the superior proposal giving rise to the notice continues to constitute a superior proposal, and (b) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law. After compliance with the foregoing with respect to two superior proposals, Cole will have no further obligations to negotiate with ARCP and Merger Sub to adjust the terms of the merger agreement so that the adverse recommendation change is no longer necessary.

This merger agreement does not prohibit Cole or its board of directors, directly or indirectly through its representatives, from disclosing to Cole’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Cole Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable law (provided that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Recommendation will be deemed to be an adverse recommendation change).

The merger agreement required Cole to immediately cease any existing discussions, negotiations or communications conducted before the execution of the merger agreement with respect to any Acquisition Proposal and requires Cole and its subsidiaries to enforce any confidentiality provisions or provisions of similar effect that they may have against third parties. Cole must also use all reasonable best efforts to cause third parties who were furnished confidential information regarding Cole and its subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the six (6) months prior to the execution of the merger agreement to promptly return or destroy such information. For more information regarding the limitations on Cole and its board of directors to consider other proposals, see “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by Cole” beginning on page 188.

Form S-4, Joint Proxy Statement/Prospectus; Stockholders Meetings

Cole and ARCP agreed to prepare and cause to be filed with the SEC the joint proxy statement included in this joint proxy statement/prospectus and ARCP agreed to prepare and file a registration statement on Form S-4 with respect to the merger, which includes this joint proxy statement/prospectus, in each case as promptly as reasonably practicable. Cole and ARCP also agreed to use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) to keep the Form S-4 effective for so long as necessary to complete the merger.

Cole and ARCP each agreed to use their reasonable best efforts to cause this joint proxy statement/prospectus to be mailed to their stockholders entitled to vote at their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. Cole further agreed to include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the merger and the other transactions contemplated by the merger agreement and to use its reasonable best efforts to obtain its stockholder approval. ARCP also agreed to include its recommendation that the ARCP stockholders approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger and to use its reasonable best efforts to obtain such approval.

Efforts to Complete Transactions; Consents

Each of Cole, Parent and Merger Sub have agreed to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including the obtaining of all necessary actions or nonactions, waivers, consents (including lender consents) and approvals from governmental authorities or other persons or entities in connection with the merger and the other transactions contemplated by the merger agreement, making all necessary government filings and submissions, executing and delivering all additional instruments necessary to consummate the merger and the transactions contemplated by the merger agreement, and defending any lawsuits or other legal proceedings challenging the merger agreement or the merger or other transactions contemplated by the merger agreement. Within fourteen (14) days of the execution of the Merger Agreement, Cole is required to file each broker’s Continuing Membership Application with FINRA pursuant to FINRA (NASD) Rule 1017.

Each of Cole, ARCP and Merger Sub have agreed to provide any necessary notices to third parties and to use their reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the merger. Both Cole and ARCP will cooperate in the preparation of government filings and submissions, and will inform each other of government inquiries, consult with each other before making submissions or filings and supply each other with all documentation pertaining to these submissions and filings. Cole and ARCP must give each other the opportunity to review documents to be filed with government authorities in connection with the merger agreement and neither party may attend a meeting with government officials pertaining to the transactions contemplated by the merger agreement without giving the other party notice and an opportunity to participate in such a meeting.

ARCP agreed to provide assistance, furnish information to and otherwise cooperate with Cole as Cole reasonably requests in connection with any actions contemplated to be taken by Cole to obtain lender consents, including by agreeing to provide, from and after the closing, customary non-recourse carve-out, or “bad boy,” guarantees.

Access to Information; Confidentiality

The merger agreement requires Cole, on the one hand, and ARCP and Merger Sub, on the other hand, to provide, with limited exceptions, to the other, upon reasonable notice and during normal business hours, reasonable access to its properties, offices, books, contracts, commitments, personnel and records, and Cole, on the one hand, and ARCP and Merger Sub, on the other hand, are required to furnish reasonably promptly to the other a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as the other party may reasonably request.

Cole, on the one hand, and ARCP and Merger Sub, on the other hand, have agreed to hold, and to cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Notification of Certain Matters; Transaction Litigation

Cole, on the one hand, and ARCP and Merger Sub, on the other, have agreed to provide prompt notice to the other of any notice received from any governmental authority in connection with the merger agreement or the transactions contemplated by the merger agreement, including the merger, or from any person or entity alleging that its consent is or may be required in connection with any such transaction.

Cole, on the one hand, and ARCP and Merger Sub on the other hand, have agreed to provide prompt notice to the other if any representation or warranty made by it in the merger agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by June 30, 2014, if it fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the merger agreement or, if, to its knowledge, the occurrence of any state of facts, change, development, event or condition would cause, or reasonably be expected to cause, any of the conditions to closing not to be satisfied or satisfaction to be materially delayed.

Cole, on the one hand, and ARCP and Merger Sub, on the other hand, have agreed to give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or to any of its subsidiaries which could reasonably be expected to have, individually or in the aggregate, a material adverse effect.

Cole, on the one hand, and ARCP and Merger Sub, on the other hand, have agreed to provide prompt notice to the other of any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving such party or any of its subsidiaries in connection with the merger agreement, the merger or the other transactions contemplated by the merger agreement. Each has agreed to allow the other the opportunity to reasonably participate in the defense and settlement of any stockholder litigation and not to agree to a settlement of any stockholder litigation without the other’s consent (not to be unreasonably withheld).

Non-Traded REITs

With respect to its non-traded REITs, Cole will (i) obtain resignation from various directors and/or officers as specified by ARCP, to become effective immediately prior to closing, (ii) use its reasonable best efforts to recommend to the board of directors of each REIT the appointment of individuals identified by ARCP to fill the vacancies thereby created, such that directors designated by ARCP constitute the majority of the members of the board of directors of each REIT, to become effective immediately prior to the closing or as promptly thereafter as practicable, and (iii) use commercially reasonable best efforts to reaffirm or renew, or cause to be reaffirmed or renewed, any advisory, investment or property management contract, dealer manager or soliciting dealer agreement or similar contract pursuant to which Cole or its subsidiaries provide services to these REITs. Subject to legal obligations, Cole and its subsidiaries will notify ARCP of any proposal or offer made by any person relating to a possible merger, consolidation, share exchange, business combination or similar transaction or the acquisition of fifty percent (50%) or more of the equity interests in any of the non-traded REITs, and will keep ARCP reasonably informed of the status and material terms of any such proposals or offers on a current basis. ARCP shall have the right to designate one (1) non-voting observer to attend any meetings of the investment committee of each Cole subsidiary that acts as an advisor to, or manager of the REITs, and Cole will ensure that the subsidiaries furnish the ARCP observer with all of the information that other investment committee participants receive.

Stock Exchange Listing

ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued in connection with the merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the effective time of the merger.

Indemnification of Directors and Officers; Insurance

For a period of six (6) years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless among others, each officer and director of Cole, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement.

Prior to the effective time of the merger, Cole has agreed to (or, if Cole is unable to, ARCP has agreed to cause the surviving entity in the merger to) obtain and pay for a non-cancelable extension of the coverage afforded by Cole’s existing directors’ and officers’ liability insurance policies and Cole’s existing fiduciary liability insurance policies covering at least six (6) years after the effective time of the merger with respect to any claim related to any period or time at or prior to the effective time of the merger from one or more insurance carriers with terms and retentions that are no less favorable in the aggregate than the coverage provided under Cole’s existing policies, as long as the annual premium does not exceed, in any one (1) year, three-hundred percent (300%) of the annual aggregate premium(s) under Cole’s existing policies.

If Cole or the surviving entity does not obtain a “tail” policy as of the effective time of the merger, the surviving entity will maintain in effect, for a period of at least six (6) years after the effective time of the merger, Cole’s existing policies in effect on October 22, 2013, on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date. Notwithstanding the foregoing, (i) neither ARCP nor the surviving entity will be required to pay annual premiums in excess of (for any one year)

three hundred percent (300%) of the annual premium currently paid by Cole for such insurance, and (ii) if the annual premiums exceed three hundred percent (300%), ARCP or the surviving entity will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding three hundred percent (300%) of the current annual premium.

Public Announcements

ARCP, Merger Sub and Cole have agreed, subject to certain exceptions, that they and their respective affiliates, which in the case of Cole includes the non-traded REITs, will consult with, and receive consent (not to be unreasonably withheld) from, each other before issuing any press release or otherwise making any public statements or filings with respect to the merger agreement or any of the transactions contemplated by the merger agreement.

Financing

Cole has agreed to cooperate with ARCP, Merger Sub and their respective subsidiaries and their lenders in connection with any efforts by ARCP, Merger Sub or any of their respective subsidiaries to arrange debt financing in order to satisfy the obligations of ARCP to pay (i) any cash consideration and other amounts due by ARCP, Merger Sub or any of their respective subsidiaries under the merger agreement and (ii) any expenses. Cole will use commercially reasonable efforts to cause any debt financing that is an obligation of Cole to remain in effect from and after the closing and Cole will consult with and keep reasonably informed the ARCP parties of such efforts.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants related to:

•	Cole taking all action necessary to terminate its equity plans, unless otherwise notified by ARCP, prior to the effective time of the merger;
•	each of ARCP and Cole using its reasonable best efforts to cause the merger to qualify as a reorganization under the Code;
•	ARCP’s taking all necessary steps to (i) cause Merger Sub to perform its obligations under the merger agreement and to consummate the merger and (ii) ensure that, prior to the effective time of the merger, Merger Sub does not conduct any business or make any investments or incur or guarantee any indebtedness other than as contemplated by the merger agreement;
•	each of Cole and ARCP taking all necessary or appropriate steps to ensure that any disposition of Cole common stock and any acquisition of ARCP common stock in connection with the mergers and the other transactions contemplated by the merger agreement by certain individuals are exempted pursuant to Rule 16b-3 promulgated under the Exchange Act from giving rise to any liability under Section 16 of the Exchange Act;
•	ARCP and its subsidiaries voting all Cole common stock they beneficially own as of the record date of the Cole special meeting, if any, in favor of approval of the merger, and Cole and its subsidiaries voting all ARCP common stock they beneficially own as of the record date of the ARCP special meeting, if any, in favor of the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger;
•	both ARCP and Cole declaring a dividend to their respective stockholders, setting the payment date on the last business day prior to closing. The per share dividend amount payable by Cole will be the sum of (1) a prorated portion of the amount of the most recent monthly dividend, (ii) any additional amount necessary to ensure the payment is equal to the minimum distribution dividend, and (iii) the additional dividend amount of ARCP, if applicable, divided by the quotient of one (1) divided by the exchange ratio. The per share dividend payable by ARCP will be the sum of (i) a prorated portion of the amount of the most recent monthly dividend, (ii) any additional amount necessary to ensure the payment is equal to the minimum distribution dividend, and (iii) the additional dividend amount of Cole, if applicable, divided by the exchange ratio. The minimum distribution dividend is the amount required to be paid by Cole in respect of any taxable year ending on or prior to the closing date of the merger or by ARCP in respect of any taxable year ending on or prior to the last day of ARCP’s taxable year that include the merger, in each case to satisfy the distribution requirements set forth in Section 857(a) of the Code and to avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code;
•	Cole delivering to ARCP a customary payoff letter with respect to the Cole Credit Agreement no later than three (3) business days prior to the closing date, setting forth all the amounts required to be paid by Cole or any of its subsidiaries or affiliates under the Credit Agreement; and
•	Cole will use its commercially reasonable efforts to deliver to ARCP any appraisals in its possession with respect to each Cole property as soon as practicable after the date of the merger agreement, and ARCP will use its commercially reasonable efforts to make any leases that become ARCP leases following the ARCT IV Merger or the CapLease Merger available to Cole as soon as practicable following the closing of the ARCT IV Merger or the CapLease Merger, as applicable.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of ARCP and Cole.

Termination by Either ARCP or Cole

The merger agreement may also be terminated prior to the effective time of the merger by either ARCP or Cole if:

•	the merger has not been consummated on or before June 30, 2014; provided, that either party can extend this date by a period of up to four (4) successive thirty (30) day periods in order to obtain certain lender consents; and, provided further, that this termination right will not be available to a party if that party failed to fulfill its obligations under the merger agreement and that failure was a principle cause of, or, resulted in, the merger not closing;
•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order or other action becomes final and non-appealable (provided that this termination right will not be available to a party if the issuance of such order was primarily due to the failure of such party to perform any of its obligations under the merger agreement);
•	Cole stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting (provided that this termination right will not be available to a party if the failure to obtain such Cole stockholder approval was primarily due to that party’s failure to perform any of its obligations under the merger agreement); or
•	ARCP stockholders fail to approve the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger at a duly convened meeting (provided that this termination right will not be available to a party if the failure to obtain such ARCP stockholder approval was primarily due to that party’s failure to perform any of its obligations under the merger agreement).

The failure of a party to perform its obligations includes, in the case of ARCP, the failure of Merger Sub to do so.

Termination by ARCP

The merger agreement may also be terminated prior to the effective time of the merger by ARCP if:

•	Cole has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of ARCP’s condition to consummation of the merger related to the accuracy of Cole’s representations and warranties or Cole’s material performance of or compliance with its obligations under the merger agreement and such breach cannot be cured by Cole within twenty (20) days after receiving written notice of such breach (provided that this termination right will not be available to ARCP if ARCP or Merger Sub is then in breach of the merger agreement and such breach would result in the failure of Cole’s condition to consummation of the merger related to the accuracy of ARCP’s and Merger Sub’s representations and warranties or ARCP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement); or
•	(i) the Cole Board has made an adverse recommendation change, (ii) Cole has materially breached its obligation to recommend through the Cole Board that stockholders vote for the merger and to use its reasonable best efforts to solicit and obtain the approval of Cole stockholders for the merger or (iii) Cole has materially breached its obligations under the provision of the merger agreement regarding solicitation of alternative acquisition proposals. ARCP may not terminate the agreement if (i), (ii) or (iii) have been fully cured by Cole within five (5) calendar days following Cole’s receipt of written notice of such material breach, provided that any material breach under (i), (ii) and (iii) that results in an alternative acquisition proposal for Cole that is publicly disclosed is not curable.

Termination by Cole

The merger agreement may also be terminated prior to the effective time of the merger by Cole:

•	if ARCP or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of Cole’s condition to consummation of the merger related to the accuracy of ARCP’s and Merger Sub’s representations and warranties or ARCP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement and such breach cannot be cured by ARCP or Merger Sub within twenty (20) days after receiving written notice of such breach (provided that this termination right will not be available to Cole if Cole is then in breach of the merger agreement and such breach would result in the failure of ARCP’s condition to consummation of the merger related to the accuracy of Cole’s representations and warranties or Cole’s material performance of or compliance with its obligations under the merger agreement);
•	at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by the Cole stockholders in order to enter into an alternative acquisition agreement with respect to a superior proposal or should the Cole Board effect an adverse recommendation change, provided that such termination will be null and void unless Cole concurrently pays the termination payment described under “Termination Payment” below; or
•	if (i) the ARCT IV Merger Agreement is terminated before the ARCT IV Merger is consummated (provided that Cole delivers notice to ARCP of its intention to terminate the merger agreement on or prior to the fifteenth (15th) business day following the date that written notice of the termination of the ARCT IV Merger Agreement is delivered by ARCP to Cole), (ii) the ARCT IV Merger does not close in accordance with its terms on or prior to May 31, 2014 (provided that Cole delivers notice to ARCP of its intention to terminate the merger agreement on or prior to June 20, 2014), or (iii) the ARCT IV Merger Agreement is materially amended without prior written consent of Cole.

Termination Payment: Break-up Fee and Expenses Reimbursement

Cole has agreed to pay ARCP a break-up fee in the amount of $100.0 million if the merger agreement is terminated by:

•	either Cole or ARCP because the merger is not consummated by June 30, 2014 (as such date may be extended) and ARCP stockholder approval has been obtained, but Cole stockholder approval has not been obtained prior to this termination, or by ARCP because Cole breached or failed to perform in any material respects any of its representations, warranties, covenants or other agreements (which breach cannot be cured by June 30, 2014 (as such date may be extended) or, if curable, is not cured by Cole within twenty (20) days of receipt by Cole of written notice of such breach or failure), and, in each case, an alternative acquisition proposal for fifty percent (50%) or more of Cole’s common stock or assets is disclosed after the date of the agreement and not withdrawn prior to such termination, and Cole consummates or executes a definitive agreement (which is later consummated) regarding an alternative acquisition proposal for fifty percent (50%) or more of Cole’s common stock or assets within twelve (12) months of this termination;
•	either Cole or ARCP because Cole stockholders do not approve the merger and related transactions and an alternative acquisition proposal for fifty percent (50%) or more of Cole’s common stock or assets is disclosed after the date of the agreement and not withdrawn prior to such termination, and Cole consummates or executes a definitive agreement (which is later consummated) regarding an alternative acquisition proposal for fifty percent (50%) or more of Cole’s common stock or assets within twelve (12) months of this termination; or
•	Cole at any time prior to receiving Cole stockholder approval in order to enter into an alternative acquisition or if the Cole Board recommends against voting for the merger agreement, provided that such a termination shall be null and void unless Cole concurrently pays the termination fee; or
•	ARCP because the Cole Board recommended against the approval of the merger agreement or Cole materially breached its obligations under provisions relating to the solicitation of alternative acquisition proposals or failed to recommend through the board that Cole stockholders vote for the merger and failed to use its reasonable best efforts to solicit and obtain stockholder approval for the merger.

ARCP has agreed to pay Cole a reverse termination fee of $110.0 million if the merger agreement is terminated by Cole because the ARCT IV Merger Agreement is terminated prior to consummation of the ARCT IV Merger or if the ARCT IV Merger does not occur on or before May 31, 2014, or the ARCT IV Merger Agreement is materially amended without prior written consent of Cole; provided that the amount of the reverse termination fee payable by ARCP to Cole will be $5.0 million if Cole terminates the merger agreement in connection with the termination of the ARCT IV Merger Agreement after receipt of a superior proposal by ARCT IV under the ARCT IV Merger Agreement that is not matched by ARCP pursuant to the terms of the ARCT IV Merger Agreement.

Cole has agreed to reimburse ARCP for expenses in an amount equal to $10.0 million if the merger agreement is terminated by either Cole or ARCP because the Cole stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting.

ARCP has agreed to reimburse Cole for expenses in an amount equal to $10.0 million if the merger agreement is terminated by either Cole or ARCP because the ARCP stockholders fail to approve the issuance of ARCP common stock to Cole stockholders in connection with the merger at a duly convened meeting.

Miscellaneous Provisions

Payment of Expenses

Other than as described above under “Termination Payment: Break-up Fee and Expenses Reimbursement,” the merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except that Cole and ARCP will share equally all expenses related to the printing, filing and distribution of this joint proxy statement/prospectus and this registration statement of which this joint proxy statement/prospectus forms a part (other than attorneys’ and accountants’ fees).

Specific Performance

The parties to the merger agreement are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any and all other remedies at law or in equity.

Amendment

The parties to the merger agreement may amend the merger agreement by written agreement executed and delivered by their duly authorized officers, provided that, after approval of the merger and the other transactions contemplated by the merger agreement by Cole’s stockholders or the approval of the issuance of shares of ARCP common stock to Cole stockholders in connection with the merger by ARCP’s stockholders, no amendment may be made which changes the form or amount of the consideration to be delivered to the holders of Cole common stock or which by law or in accordance with the rules of any stock exchange requires further approval by Cole’s or ARCP’s stockholders, without the approval of such stockholders.

Waiver

Prior to the effective time of the merger, Cole, ARCP or Merger Sub may extend the time for performance of any obligation of the other or waive any inaccuracy in the representations and warranties of the other or the other party’s compliance with any agreement or condition contained in the merger agreement to the extent permitted by law.

Governing Law

The merger agreement is governed by the laws of the State of Maryland (without giving effect to choice of law principles thereof).

RELATED AGREEMENT

Concurrently with the execution of the merger agreement on October 22, 2013, ARCP entered into a voting agreement with Christopher H. Cole and Marc T. Nemer. In the voting agreement, each of Messrs. Cole and Nemer has agreed to vote all of his shares of Cole common stock in favor of approval of the merger and the other transactions contemplated by the merger agreement, subject to certain limitations. Messrs. Cole and Nemer have also agreed to vote against certain actions or proposals that would reasonably be expected to impede, impair or materially interfere with, delay or postpone the consummation of the merger or any other transaction contemplated by the merger agreement. The voting agreement also restricts each of Messrs. Cole’s and Nemer’s ability to sell, transfer, pledge, encumber, dispose of or enter into any contract or other arrangement with respect to the transfer of his shares of Cole common stock, subject to certain exceptions.

Approximately 11,638,147 shares (10,629,787 shares beneficially owned by Mr. Cole and 1,008,360 shares beneficially owned by Mr. Nemer), or approximately 2.5% of the 473,649,295 shares of Cole common stock issued as of Cole’s record date, are subject to the voting agreement.

The voting agreement will terminate upon the earliest to occur of (i) the effectiveness of the merger, (ii) the date of termination of the merger agreement in accordance with its terms, (iii) any adverse recommendation change and (iv) at the option of each of Messrs. Cole and Nemer, any change or modification to the terms of the merger agreement that results in a decrease in, or material change in the form of, or imposes many material restrictions or additional constraints on the payment of, the consideration to be paid per share of Cole common stock.

The preceding summary of the voting agreement is subject to, and qualified in its entirety by reference to, the full text of the voting agreement.

NO APPRAISAL RIGHTS

Holders of Cole common stock may not exercise the rights of objecting stockholders to receive the fair value of their shares in connection with the merger because, as permitted by the MGCL, Cole’s charter provides that stockholders shall not be entitled to exercise any appraisal rights unless the Cole Board, upon the affirmative vote of a majority of the board, shall determine that such rights apply. The Cole Board has made no such determination. In addition, under the MGCL, the holders of Cole common stock are not entitled to appraisal rights in connection with the merger because the shares of Cole are listed on the NYSE.

COMPARISON OF RIGHTS OF ARCP STOCKHOLDERS
AND COLE STOCKHOLDERS

General

The rights of Cole stockholders are governed by the MGCL and Cole’s charter and bylaws, and the rights of ARCP stockholders are governed by the MGCL and ARCP’s charter and bylaws. As a result of the merger, Cole stockholders who receive shares of ARCP common stock as merger consideration will become stockholders of ARCP and, accordingly, their rights will be governed by the MGCL and ARCP’s charter and bylaws. The following is a summary of the material differences as of the date of this joint proxy statement/prospectus between the rights of Cole stockholders and the rights of ARCP stockholders. These differences arise from differences between the respective charters and bylaws of Cole and ARCP.

Certain Differences Between the Rights of ARCP Stockholders and Cole Stockholders

The following chart is only a summary of certain material differences between the rights of ARCP stockholders and Cole stockholders and does not purport to be a complete description of all the differences. Please consult the MGCL and the respective charters and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of ARCP and Cole for a more complete understanding of these differences.

ARCP	Cole
Authorized Stock:
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP is authorized to issue:	Cole is authorized to issue:
1,500,000,000 shares of common stock, par value $0.01 per share, of which 202,095,225 were issued and outstanding as of December 18, 2013.	990,000,000 shares of common stock, par value $0.01 per share, of which 469,364,805 were outstanding and 473,649,295 were issued as of December 18, 2013.
10,000,000 shares of manager’s stock, par value $0.01 per share, of which none were issued and outstanding as of December 18, 2013.	10,000,000 shares of preferred stock, par value $0.01 per share, of which none were issued and outstanding as of December 18, 2013.
100,000,000 shares of preferred stock, par value $0.01 per share, 21,735,008 of which are classified as Series D Cumulative Convertible Preferred Stock and were issued and outstanding as of December 18, 2013.

ARCP	Cole
Voting Rights:
Pre-Merger and Post-Merger:Pre-Merger:
The affirmative vote of a majority of all the votes entitled to be cast on the matter is required for approval of extraordinary transactions (merger, consolidation, statutory share exchange, sale of all or substantially all assets or dissolution) and certain charter amendments (other than amendments to certain provisions of ARCP’s charter relating to removal of directors, which require the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on such matter, and other than amendments to the charter that do not require stockholder approval, including a change in ARCP’s name, change in par value per share and an increase or decrease in the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock of ARCP).	The affirmative vote of a majority of all the votes entitled to be cast on the matter is required for approval of extraordinary transactions (merger, consolidation, statutory share exchange, sale of all or substantially all assets or dissolution) and certain charter amendments (other than amendments to the charter that do not require stockholder approval, including a change in Cole’s name, change in par value per share and an increase or decrease in the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock of Cole).
Number and Term of Directors:
Pre-Merger and Post-Merger:Pre-Merger:
Currently, there are six members of the ARCP Board, with one independent director to be appointed upon the consummation of the ARCT IV Merger. The ARCP Board will be expanded by two board seats prior to consummation of the merger, and, upon consummation of the merger, the vacancies created thereby will be filled with two directors of Cole.	Currently, there are five members of the Cole Board.
The number of directors may be changed from time to time solely by a resolution adopted by the affirmative vote of a majority of the entire board of directors. At least a majority of the directors must be independent directors in accordance with the applicable listing standards of The NASDAQ Stock Market.	The number of directors may be changed from time to time by a majority of the entire board of directors. At least a majority of the directors must be independent directors in accordance with the applicable listing standards of the NYSE.
Removal of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
Any ARCP director, or the entire ARCP Board, may be removed from office at any time, with or without cause, by the affirmative vote of stockholders of ARCP entitled to cast not less than two-thirds of the total votes entitled to be cast generally in the election of directors, subject to the rights of holders of any preferred stock to elect or remove directors.	Any Cole director, or the entire Cole Board, may be removed from office at any time, with or without cause, by the affirmative vote of stockholders of Cole entitled to cast not less than a majority of the votes entitled to be cast generally in the election of directors, subject to the rights of holders of any preferred stock to elect or remove directors.

ARCP	Cole
Filling Vacancies on the Board:
Pre-Merger and Post-Merger:	Pre-Merger:
Vacancies on the ARCP Board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with the MGCL. If a director resigns, effective at a future date, a majority of the directors then in office, including those who have submitted their resignation(s), may fill such vacancy or vacancies, effective when such resignation or resignations become effective. Each director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.	Except as may be provided by the Cole Board in setting the terms of any class or series of preferred stock, vacancies on the Cole Board may be filled only by the affirmative vote of a majority of the remaining directors in office (even if less than a quorum). Each director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.
Limits on Ownership and Transfer of Shares:
Pre-Merger and Post-Merger:	Pre-Merger:
Except with regard to persons exempted by the ARCP Board, no person shall beneficially or constructively own shares of ARCP in excess of 9.8% in value of the aggregate of ARCP’s outstanding shares of stock or 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s common stock. See “Description of ARCP Shares — Restrictions on Transfer and Ownership of Stock.”	Except with regard to persons exempted by the Cole Board, no person shall beneficially or constructively own shares of Cole in excess of 9.8% in value of the aggregate of Cole’s outstanding shares of stock or 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of Cole’s common stock.
Bylaws Amendments:
Pre-Merger and Post-Merger:	Pre-Merger:
The ARCP bylaws provide that the ARCP Board has the exclusive power to adopt, alter or repeal any provisions of the bylaws and to make new bylaws. However, any amendment of ARCP’s bylaws affecting the voting rights of the ARCP Board in connection with ARCP’s consolidation, merger, sale of all or substantially all of its assets or engaging in a share exchange, including the requisite vote or percentage required to approve or take such action, must be approved by the affirmative vote of not less than two-thirds of the entire board.	The Cole bylaws provide that the Cole Board has the exclusive power to adopt, alter or repeal any provisions of the bylaws and to make new bylaws.

ARCP	Cole
State Takeover Defense Statutes:
Pre-Merger and Post-Merger:	Pre-Merger:
Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted by the MGCL, the ARCP Board has adopted a resolution exempting business combinations (1) between ARCP and any person, provided that such business combination is first approved by the ARCP Board (including a majority of directors who are not affiliates or associates of such person), and (2) between ARCP and its sponsor, its manager, its operating partnership or any of their respective affiliates.	Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form-of-consideration and procedural requirements. As permitted by the MGCL, the Cole Board has adopted a resolution exempting business combinations between Cole and any person (including the merger and the transactions contemplated by the merger), provided that such business combination is first approved by the Cole Board (including a majority of directors who are not affiliates or associates of such person).

ARCP	Cole
Under certain provisions of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) that any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. Through provisions in its charter and bylaws unrelated to the foregoing provisions of the MGCL, ARCP (a) allows the number of directors to be fixed only by vote of the directors, provided that the number is not less than the minimum number required by the MGCL (which is one) and not more than 15, (b) requires a two-thirds vote for the removal of a director and (c) requires that upon the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders, ARCP must call a special meeting of stockholders to act on such matter.	Under certain provisions of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) that any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. Cole’s charter provides that, pursuant to the MGCL, vacancies on the board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in its charter and bylaws unrelated to the foregoing provisions of the MGCL, Cole (a) allows the number of directors to be fixed only by vote of the directors, provided that the number is not less than the minimum number required by the MGCL (which is one) and not more than 15 and (b) requires that upon the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders, Cole must call a special meeting of stockholders to act on such matter.

ARCP	Cole
Tender Offers
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP’s charter provides that, with respect to any shares of stock that are not listed on a national securities exchange or do not trade in the over-the-counter market, any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide ARCP notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, the non-complying offeror will be responsible for all of ARCP’s expenses in connection with that offeror’s noncompliance, and ARCP, in its sole discretion, will have the right to redeem the noncomplying offeror’s shares of stock and any shares of stock acquired in such tender offer, or the Tendered Shares, at a certain price as specified in ARCP’s charter. ARCP may purchase such Tendered Shares upon delivery to such offeror of the purchase price, and upon such delivery, ARCP may instruct any transfer agent to transfer such Tendered Shares to ARCP. The foregoing provisions of ARCP’s charter do not apply to any shares of stock of ARCP that are listed on a national securities exchange or trade in the over-the-counter market.	Tender offers are not addressed by Cole’s charter or bylaws.
Corporate Opportunities
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP’s charter provides that directors, officers and employees generally have no duty to communicate or offer business opportunities to ARCP unless such business opportunity is offered to such person in his or her capacity as a director, officer or employee of ARCP. ARCP’s charter also provides that directors, officers and employees may engage, directly or indirectly, in the same or similar business activities or lines of business as ARCP.	Cole’s charter and bylaws do not contain similar provisions or waive or renounce any interest in or expectancy with respect to corporate opportunities.

ARCP	Cole
Exclusive Forum Provision
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP’s bylaws do not include a similar provision.	Cole’s bylaws provide that, unless the Cole Board agrees otherwise, derivative claims, breach of director or officer duty claims, claims pursuant the MGCL or Cole’s charter and bylaws and claims governed by the internal affairs doctrine must be brought in the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division).
Exculpation and Indemnification of Directors and Officers
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP’s charter contains a provision which eliminates directors’ and officers’ liability for money damages to the maximum extent permitted by Maryland law. ARCP’s charter also obligates ARCP, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of ARCP and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of ARCP and at the request of ARCP, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.	Cole’s charter contains a provision which eliminates its directors’ and officers’ liability for money damages to the maximum extent permitted by Maryland law. Cole’s charter authorizes, and Cole’s bylaws obligate Cole, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of Cole and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of Cole and at the request of Cole, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Copies of the charters and bylaws of ARCP and Cole are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information; Incorporation By Reference.”

STOCKHOLDER PROPOSALS

ARCP 2014 Annual Stockholder Meeting and Stockholder Proposals

The 2014 annual meeting of ARCP stockholders will be held on or about June 3, 2014. In order for stockholder proposals to be properly submitted for presentation at the 2014 annual meeting of stockholders, ARCP’s secretary must receive written notice of the proposal at its principal executive offices during the period beginning at 5:00 p.m., Eastern Time, on December 3, 2013 and ending at 5:00 p.m., Eastern Time, on January 2, 2014. In order to be included in the proxy statement, such proposals must comply with the requirements as to form and substance established by the SEC for such proposals and the notice and other requirements set forth in ARCP’s bylaws.

Cole 2014 Annual Stockholder Meeting and Stockholder Proposals

If the merger is completed on the expected timetable, Cole does not intend to hold a 2014 annual meeting of its stockholders. However, if the merger is not completed, or if Cole is otherwise required to do so under applicable law, Cole would hold a 2014 annual meeting of stockholders. For a stockholder proposal to be properly submitted for presentation at the 2014 annual meeting of stockholders, if it is held, Cole’s secretary, Kimberly J. Smith, must have received written notice of the proposal at Cole’s principal executive offices during the period that began at 5:00 p.m., Arizona Time, on November 13, 2013 and ended at 5:00 p.m., Arizona Time, on December 13, 2013. In order to be included in the proxy statement, such proposals must comply with the requirements as to form and substance established by the SEC for such proposals and the notice and other requirements set forth in Cole’s current bylaws.

LEGAL MATTERS

Certain matters of Maryland law, including the validity of the shares of ARCP to be issued in the merger, will be passed upon for ARCP by Miles & Stockbridge P.C.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of American Realty Capital Properties, Inc. and subsidiaries included or incorporated by reference in this prospectus and elsewhere in this registration statement have been so included or incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The audited consolidated financial statements and schedule of American Realty Capital Trust IV, Inc. and subsidiaries included in the July 23, 2013 Current Report on Form 8-K/A of American Realty Capital Properties, Inc. incorporated by reference in this prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The audited consolidated financial statements, the related financial statement schedules and the effectiveness of internal control over financial reporting of CapLease, Inc. and subsidiaries incorporated by reference in this prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance upon the report of McGladrey LLP (formerly McGladrey & Pullen, LLP), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the GE Capital Portfolio included in the June 7, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K/A incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the GE Capital Portfolio included in the July 23, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K/A incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the Inland Portfolio included in the September 25, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K/A incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the Fortress Portfolio included in the October 7, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The consolidated financial statements of Cole Real Estate Investments, Inc. (f/k/a Cole Credit Property Trust III, Inc.) as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and the related financial statement schedules included and incorporated by reference in this Joint Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein. Such consolidated financial statements and financial statement schedules have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

ARCP and Cole file reports and other information with the SEC. ARCP stockholders and Cole stockholders may read and copy these reports, statements or other information filed by ARCP and Cole at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including ARCP and Cole, who file electronically with the SEC. The address of that site is http://www.sec.gov.

ARCP has filed this registration statement on Form S-4 to register with the SEC the shares of ARCP common stock to be issued to Cole stockholders pursuant to the merger agreement. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of ARCP, in addition to being a proxy statement of ARCP for its special meeting and of Cole for its special meeting. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about ARCP and Cole. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information ARCP stockholders and Cole stockholders can find in this registration statement or the exhibits to this registration statement.

The SEC allows ARCP and Cole to “incorporate by reference” information into this joint proxy statement/prospectus. This means that ARCP and Cole can disclose important information to ARCP stockholders and Cole stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that ARCP and Cole have previously filed with the SEC prior to the filing of this registration statement. They contain important information about ARCP and Cole and the financial condition of each company.

ARCP SEC Filings (File No. 001-35263)	Period and/or Date Filed
Annual Reports on Form 10-K or 10-K/A	Fiscal year ended December 31, 2012
Fiscal year ended December 31, 2012, filed October 7, 2013
Fiscal year ended December 31, 2012, filed November 1, 2013
Quarterly Report on Form 10-Q	Quarter ended March 31, 2013
Quarter ended June 30, 2013
Quarter ended September 30, 2013

ARCP SEC Filings (File No. 001-35263)	Period and/or Date Filed
Current Reports on Form 8-K or 8-K/A	January 3, 2013, January 8, 2013, January 14, 2013, January 17, 2013, January 22, 2013 (four filings on this date), January 24, 2013, January 28, 2013, January 29, 2013, February 1, 2013, February 7, 2013, February 12, 2013, February 14, 2013, February 15, 2013 (two filings on this date), February 21, 2013, February 26, 2013 (two filings on this date), February 28, 2013 (three filings on this date), March 1, 2013 (two filings on this date), March 6, 2013, March 7, 2013, March 8, 2013, March 15, 2013, March 18, 2013 (two filings on this date), March 20, 2013, March 21, 2013, March 22, 2013, March 26, 2013, March 27, 2013 (two filings on this date), April 2, 2013, April 5, 2013, April 8, 2013, April 11, 2013, April 16, 2013, April 17, 2013, April 22, 2013, April 23, 2013, April 25, 2013, April 26, 2013, May 2, 2013, May 6, 2013, May 8, 2013, May 15, 2013, May 28, 2013 (three filings on this date), May 30, 2013, May 31, 2013 (two filings on this date), June 4, 2013, June 5, 2013, June 7, 2013, June 10, 2013 (two filings on this date), June 12, 2013, June 14, 2013 (two filings on this date), June 17, 2013, June 28, 2013, July 2, 2013, July 3, 2013, July 5, 2013, July 8, 2013, July 9, 2013, July 16, 2013, July 18, 2013, July 23, 2013 (five filings on this date), July 24, 2013, July 29, 2013, August 2, 2013, August 5, 2013, August 6, 2013 (two filings on this date), August 9, 2013, August 20, 2013, August 21, 2013, September 3, 2013, September 5, 2013, September 9, 2013, September 10, 2013, September 16, 2013, September 19, 2013, September 25, 2013, September 27, 2013, October 7, 2013 (two filings on this date), October 10, 2013, October 15, 2013 (two filings on this date), October 16, 2013, October 22, 2013, October 23, 2013, October 25, 2013, October 29, 2013, October 30, 2013, November 1, 2013 (three filings on this date), November 5, 2013, November 7, 2013 (two filings on this date), November 8, 2013, November 13, 2013, November 15, 2013, November 18, 2013 (five filings on this date), November 19, 2013 (two filings on this date), November 26, 2013 (two filings on this date), November 27, 2013, December 4, 2013, December 9, 2013 (two filings on this date), December 11, 2013, December 19, 2013 and December 20, 2013.
Definitive Proxy Statement on Schedule 14A	Filed on April 30, 2013
Description of ARCP capital stock included in its Registration Statement on Form 8-A, including any subsequently filed amendments and reports filed for the purpose of updating such descriptions.	Filed on August 1, 2011
Description of ARCP capital stock included in its Registration Statement on Form S-11, including any subsequently filed amendments and reports filed for the purpose of updating such descriptions.	Filed on February 19, 2008

Cole SEC Filings (File No. Nos. 000-53960 and 001-35974)	Period and/or Date Filed
Annual Report on Form 10-K Quarterly Report on Form 10-Q	Fiscal year ended December 31, 2012 Quarter ended March 31, 2013 Quarter ended June 30, 2013 Quarter ended September 30, 2013
Current Reports on Form 8-K or 8-K/A	March 8, 2013, April 11, 2013 (solely with respect to Items 1.01, 3.01, 5.02, 9.01, 8.01), April 12, 2013 (solely with respect to Items 8.01, 9.01), May 10, 2013, June 5, 2013 (solely with respect to Items 1.01, 2.03, 5.02, 5.03, 8.01, 9.01), June 19, 2013 (solely with respect to Items 5.07, 9.01), June 20, 2013, August 9, 2013, August 15, 2013, October 23, 2013 (solely with respect to Items 1.01, 5.03, 7.01, 8.01, 9.01), October 28, 2013, October 31, 2013, November 5, 2013 (solely with respect to Items 8.01 and 9.01), and November 8, 2013.
Definitive Proxy Statement on Schedule 14A	Filed on April 11, 2013

In addition, ARCP and Cole incorporate by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of this registration statement and between the date of this joint proxy statement/prospectus and the dates of ARCP’s special stockholder meeting and Cole’s special stockholder meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

ARCP and Cole also incorporate by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A.

ARCP has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to ARCP and Merger Sub, and Cole has supplied all information contained in this joint proxy statement/prospectus relating to Cole.

Documents incorporated by reference are available to ARCP stockholders and Cole stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. ARCP stockholders and Cole stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

If you are an ARCP stockholder:

American Realty Capital Properties, Inc.
Attention: Corporate Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.arcpreit.com

If you are a Cole stockholder:

Cole Real Estate Investments, Inc.
Attention: Secretary
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700
www.colereit.com

In order for ARCP stockholders and Cole stockholders to receive timely delivery of the requested documents in advance of ARCP’s special stockholder meeting and Cole’s special stockholder meeting, ARCP or Cole, as applicable, should receive such request by no later than January 15, 2014.

If you have any questions about the merger or how to authorize your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact the proxy solicitors hired by ARCP and Cole, at the following addresses and telephone numbers:

MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (ARCP stockholders only) For Questions, ARCP Stockholders May Call: (800) 322-2885 Banks and Brokers Call Collect: (212) 929-5500	D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005

(Cole stockholders only)

For Questions, Cole
Stockholders May Call: (800) 697-6975
Banks and Brokers Call Collect: (212) 269-5550

To Vote Toll Free, ARCP Stockholders and Cole Stockholders May Call: (800) 690-6903

ARCP stockholders and Cole stockholders also may obtain these documents at the SEC’s website, http://www.sec.gov, and may obtain certain of these documents at ARCP’s website, www.arcpreit.com, by selecting “Investor Relations” and then selecting “SEC Filings,” and at Cole’s website, www.colereit.com, by selecting “Investor Relations” and then selecting “Public Filings” and then selecting “SEC Filings.” Information not filed with the SEC, but contained on ARCP’s and Cole’s websites, is expressly not incorporated by reference into this joint proxy statement/prospectus.

ARCP and Cole are not incorporating the contents of the websites of the SEC, ARCP, Cole or any other person into this joint proxy statement/prospectus. ARCP and Cole are providing only the information about how to obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites for the convenience of ARCP stockholders and Cole stockholders.

ARCP and Cole have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

INDEX OF UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

American Realty Capital Properties, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

The following unaudited pro forma Consolidated Balance Sheet is presented as if American Realty Capital Properties, Inc. (the “Company” or “ARCP”) had acquired the following on September 30, 2013: (i) CapLease, Inc. (“CapLease”); (ii) American Realty Capital Trust IV, Inc. (“ARCT IV”); (iii) a portfolio of 120 properties to be acquired through AR Capital, LLC, which will be acquired from Fortress Investment Group, LLC (the “Fortress Portfolio”); of the 120 properties, 41 were acquired subsequent to September 30, 2013 and the acquisition of the remaining properties is considered to be probable; (v) the equity interests in 10 companies to be acquired through AR Capital, LLC, which will be acquired from Inland American Real Estate Trust, Inc. (the “Inland Portfolio”). The Inland Portfolio includes 33 buildings, including 2 multi-tenant buildings; of the 33 buildings, 5 were acquired on September 24, 2013 and the acquisition of the remaining buildings is considered to be probable; and (v) Cole Real Estate Investments, Inc. (“Cole”).

The Company purchased a portfolio of 477 properties from an affiliate of GE Capital Corp. (“the GE Capital Portfolio”) which closed on June 27, 2013. Therefore, the GE Capital Portfolio information is included in the ARCP Consolidated Balance Sheet as of September 30, 2013, and is presented in the unaudited pro forma Consolidated Statements of Operations for the nine months ended September 30, 2013 and year ended December 31, 2012 as if the GE Capital Portfolio had been purchased at the beginning of the fiscal year presented and carried through the period presented.

ARCT IV purchased a portfolio of 924 properties from an affiliate of GE Capital Corp. (“the ARCT IV GE Capital Portfolio”) which closed over several dates with the last of the 924 properties closing on August 30, 2013. Therefore, the ARCT IV GE Capital Portfolio information is included in the ARCT IV Consolidated Balance Sheet as of September 30, 2013, and is presented in the unaudited pro forma Consolidated Statements of Operations for the nine months ended September 30, 2013 and year ended December 31, 2012 as if the ARCT IV GE Capital Portfolio had been purchased at the beginning of the fiscal year presented and carried through the period presented.

In conjunction with the merger with CapLease, the Company will redeem all the outstanding shares of CapLease’s preferred stock for $25.00 per share as well as exchange all of the outstanding shares of CapLease’s common stock including common stock equivalents (partnership units and restricted shares) for $8.50 per share in exchange for all of the assets and liabilities of CapLease (“CapLease Merger”). The CapLease Merger closed on November 5, 2013.

In conjunction with the merger of ARCP with ARCT IV (the “ARCT IV Merger”), the Company will exchange all of the outstanding shares of ARCT IV’s common stock for (i) $9.00 to be paid in cash plus (ii) 0.5190 shares of the Company’s common stock, par value $0.01 per share and (iii) 0.5937 share of Series F Preferred Stock (“Series F Preferred Stock”), par value $0.01 per share.

ARCP and ARCT IV are considered to be variable interest entities under common control. Both companies’ advisors are wholly owned subsidiaries of the companies’ sponsor, AR Capital, LLC. The sponsor and its related parties have ownership interests in ARCP through the ownership of shares of common stock and other equity interests. In addition, the advisors of both companies are contractually eligible to charge significant fees for their services to both of the companies including asset management fees, fees for the arrangement of financing and incentive fees and other fees. Due to the significance of these fees, the advisors and ultimately the sponsor are determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through the advisory agreements, which qualifies them as variable interest entities under common control in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”). The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the merger date.

The ARCT IV Merger is expected to close in the first quarter of 2014. However, as of the date of this report, the consummation of the ARCT IV Merger has not yet occurred and although the Company believes that the completion of the ARCT IV Merger is probable, the closing of the ARCT IV Merger is subject to a vote by the common stockholders of ARCT IV and other customary conditions, and therefore there can be no assurance that the ARCT IV Merger will be consummated. Accordingly, the Company cannot assure that the ARCT IV Merger as presented in the unaudited pro forma Consolidated Balance Sheet and unaudited pro forma Consolidated Statements of Operations will be completed based on the terms of the ARCT IV Merger or at all.

As of the date of this report, 79 of the Fortress Portfolio properties had not been acquired by the Company. The purchase and sale agreement includes provisions that allow the Company to exclude certain properties based on criteria related to issues with obtaining clear title to the property and obtaining satisfactory environmental reports among other provisions. Therefore, the Company cannot assure that all 79 properties in the Fortress Portfolio presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet or the Unaudited Pro Forma Consolidated Statements of Operations will be included in the final purchased portfolio. Although the closing of the remainder of the acquisition is subject to certain conditions, including the completion of due diligence, the Company believes that the completion of such acquisitions is probable, however, there can be no assurance that the Company will acquire any or all of the remaining 79 properties.

As of the date of this report, 28 of the Inland Portfolio properties had not been acquired by the Company. The purchase and sale agreement includes provisions that allow the Company to exclude certain properties based on criteria related to issues with obtaining clear title to the property and obtaining satisfactory environmental reports among other provisions. Therefore, the Company cannot assure that all 28 properties in the Inland Portfolio presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet or the Unaudited Pro Forma Consolidated Statements of Operations will be included in the final purchased portfolio. Although the closing of the remainder of the acquisition is subject to certain conditions, including the completion of due diligence, the Company believes that the completion of such acquisitions is probable, however, there can be no assurance that the Company will acquire any or all of the remaining 28 properties. The 5 properties that were acquired on September 24, 2013 are included in the ARCP Consolidated Balance Sheet as of September 30, 2013, and is presented in the unaudited pro forma Consolidated Statements of Operations for the nine months ended September 30, 2013 and year ended December 31, 2012 as if the properties had been purchased at the beginning of the fiscal year presented and carried through the period presented.

In conjunction with the merger with Cole, the Company will exchange all of the outstanding shares of Cole’s common stock including common stock equivalents (shares held in escrow, restricted shares and performance share units) for (i) $13.82 to be paid in cash, up to a maximum of 20% of Cole common stock outstanding or (ii) 1.0929 shares of the Company’s common stock, par value $0.01 per share, in exchange for all of the assets and liabilities of Cole (“Cole Merger”). The unaudited pro forma consolidated balance sheet below has been prepared with the assumption that the Company has been determined to be the acquirer under U.S. GAAP and that 20% of Cole’s outstanding common stock will be paid in cash and 80% of the outstanding common stock will be converted to the Company’s common shares. Although these represent estimates of the percentage of Cole’s outstanding common stock that will be converted to cash or exchanged for shares, the actual percentages will not be known until the close of the merger. The Cole Merger is expected to close in the first half of 2014. However, as of the date of this report, the consummation of the Cole Merger has not yet occurred and, although the Company believes that the completion of the Cole Merger is probable, the closing of the Cole Merger is subject to stockholder approval from both the Company’s and Cole’s stockholder and other customary conditions, and therefore there can be no assurance that the Cole Merger will be consummated. Accordingly, the Company cannot assure that the Cole Merger as presented in the unaudited pro forma Consolidated Balance Sheet and unaudited pro forma Consolidated Statements of Operations will be completed based on the terms of the Cole Merger or at all.

This financial statement should be read in conjunction with the unaudited pro forma Consolidated Statement of Operations and the Company’s historical financial statements and notes thereto. The pro forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company acquired CapLease, ARCT IV, including the ARCT IV GE Capital Portfolio, the Fortress Portfolio, the Inland Portfolio or Cole as of September 30, 2013, nor does it purport to present the future financial position of the Company.

American Realty Capital Properties, Inc.

Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2013
(In thousands)

	ARCP Historical(1)	CapLease Historical(2)	CapLease Merger Related Adjustments(3)		ARCP with CapLease Pro Forma	ARCP with CapLease Subsequent Adjustments(4)		ARCP with CapLease as Adjusted	ARCT IV Historical(5)
Assets
Real estate investments, at cost:
Land	$521,139	$235,282	$2,304	(11)	$758,725	$—		$758,725	$494,330
Buildings, fixtures and improvements	2,121,178	1,544,258	15,125	(11)	3,680,561	—		3,680,561	1,429,122
Construction in progress	—	13,077	—		13,077	—		13,077	—
Acquired intangible lease assets	328,733	183,939	1,802	(11)	514,474	—		514,474	221,663
Total real estate investments, at cost	2,971,050	1,976,556	19,231		4,966,837	—		4,966,837	2,145,115
Less: accumulated depreciation and amortization	(148,162)	(349,843)	349,843	(12)	(148,162)	—		(148,162)	(30,941)
Total real estate investments, net	2,822,888	1,626,713	369,074		4,818,675	—		4,818,675	2,114,174
Cash and cash equivalents	150,481	52,035	(14,914)		187,602	10,280	(30)	197,882	37,745
Investment in direct financing leases, net	57,449	—	—		57,449	—		57,449	17,954
Investment securities, at fair value	9,480	59,774	—		69,254	—		69,254	—
Investments in unconsolidated entities	—	—	—		—	—		—	—
Derivatives, at fair value	7,088	—	—		7,088	—		7,088	28
Loans held for investment, net	—	23,839	2,644	(14)	26,483	—		26,483	—
Restricted cash	1,680	402	—		2,082	—		2,082	—
Leasehold improvements and property and equipment, net	—	—	—		—	—		—	—
Prepaid expenses and other assets	48,165	76,981	(33,708	)(15)	91,438	—		91,438	15,111
Deferred costs, net	47,754	12,051	(12,051	)(16)	47,754	1,600	(29)	49,354	14,311
Assets held for sale	6,028	—	—		6,028	—		6,028	—
Goodwill and other intangible assets	—	—	108,853	(17)	108,853	—		108,853	—
Total assets	$3,151,013	$1,851,795	$419,898		$5,422,706	$11,880		$5,434,586	$2,199,323
Liabilities and Equity
Mortgage notes payable	$269,891	$995,326	$44,128	(16)	$1,309,345	$—		$1,309,345	$2,124
Convertible debt	300,975	—	—		300,975	669,162	(30)	970,137	—
Secured term loan	—	60,654	884	(16)	61,538	—		61,538	—
Secured credit agreements	—	—	—		—	—		—	—
Senior corporate credit facility	600,000	—	956,103	(18)	1,556,103	(657,282	)(30)	898,821	—
Credit facilities of acquired companies	—	128,899	21,000	(18)	149,899	—		149,899	710,000
Convertible senior notes	—	19,210	(19,210	)(19)	—	—		—	—
Other long-term debt	—	30,930	(4,175	)(20)	26,755	—		26,755	—
Contingent considerations	—	—	—		—	—		—	—
Convertible obligation to Series C Convertible Preferred stockholders	449,827	—	(449,827	)(21)	—	—		—	—
Contingent value rights obligation to preferred and common investors, at fair value	49,314	—	(23,756	)(22)	25,558	—		25,558	—
Below-market lease liability, net	4,200	—	—		4,200	—		4,200	—
Derivatives, at fair value	1,785	—	—		1,785	—		1,785	—
Accounts payable, accrued expenses and other liabilities	14,740	64,391	(475	)(15)	78,656	—		78,656	11,546
Deferred rent and other liabilities	7,404	—	—		7,404	—		7,404	2,901
Liabilities related to real estate held for sale, net	—	—	—		—	—		—	—
Distributions payable	72	10,138	—		10,210	—		10,210	9,810
Total liabilities	1,698,208	1,309,548	524,672		3,532,428	11,880		3,544,308	736,381
Preferred stock	—	150,717	(150,518	)(23)	199	—		199	—
Common stock	1,848	888	(723	)(23)	2,013	—		2,013	711
Additional paid-in capital	1,803,315	388,036	85,464	(24)	2,276,815	—		2,276,815	1,555,612
Accumulated other comprehensive income (loss)	4,857	1,056	(1,056	)(25)	4,857	—		4,857	28
Accumulated deficit	(480,817)	—	(36,391	)(26)	(517,208)	—		(517,208)	(121,392)
Total stockholders' equity	1,329,203	540,697	(103,224)		1,766,676	—		1,766,676	1,434,959
Non-controlling interests	123,602	1,550	(1,550	)(27)	123,602	—		123,602	27,983
Total equity	1,452,805	542,247	(104,774)		1,890,278	—		1,890,278	1,462,942
Total liabilities and equity	$3,151,013	$1,851,795	$419,898		$5,422,706	$11,880		$5,434,586	$2,199,323

American Realty Capital Properties, Inc.

Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2013
(In thousands)

	ARCT IV Merger Related Adjustments(6)		ARCP with CapLease and ARCT IV Pro Forma	Fortress Portfolio(7)		Inland Portfolio(8)		ARCP with CapLease, ARCT IV, Fortress and Inland Pro Forma	Cole Historical(9)	Cole Merger Related Adjustments(10)		ARCP Pro Forma
Assets
Real estate investments, at cost:
Land	$—		$1,253,055	$94,676	(11)	$72,612	(11)	$1,420,343	$1,531,115	$109,172	(11)	$3,060,630
Buildings, fixtures and improvements	—		5,109,683	443,159	(11)	324,082	(11)	5,876,924	4,664,119	332,561	(11)	10,873,604
Construction in progress	—		13,077	—		—		13,077	—	—		13,077
Acquired intangible lease assets	—		736,137	67,565	(11)	59,933	(11)	863,635	1,003,632	71,561	(11)	1,938,828
Total real estate investments, at cost	—		7,111,952	605,400		456,627		8,173,979	7,198,866	513,294		15,886,139
Less: accumulated depreciation and amortization	—		(179,103)	—		—		(179,103)	(452,601)	452,601	(12)	(179,103)
Total real estate investments, net	—		6,932,849	605,400		456,627		7,994,876	6,746,265	965,895		15,707,036
Cash and cash equivalents	(30,800	)(28)	204,827	—		—		204,827	185,786	(155,096	)(38)	235,517
Investment in direct financing leases, net	—		75,403	—		—		75,403	—	—		75,403
Investment securities, at fair value	—		69,254	—		—		69,254	271,944	—		341,198
Investments in unconsolidated entities	—		—	—		—		—	92,035	1,623	(13)	93,658
Derivatives, at fair value	—		7,116	—		—		7,116	1,248	—		8,364
Loans held for investment, net	—		26,483	—		—		26,483	90,497	6,203	(14)	123,183
Restricted cash	—		2,082	—		—		2,082	31,170	—		33,252
Leasehold improvements and property and equipment, net	—		—	—		—		—	21,005	—		21,005
Prepaid expenses and other assets	1,070	(31)	107,619	—		—		107,619	165,511	(86,859	)(15)	186,271
Deferred costs, net	—		63,665	—		—		63,665	59,275	(59,275	)(16)	63,665
Assets held for sale	—		6,028	—		—		6,028	60,739	—		66,767
Goodwill and other intangible assets	—		108,853	—		—		108,853	322,020	2,293,940	(17)	2,724,813
Total assets	$(29,730)		$7,604,179	$605,400		$456,627		$8,666,206	$8,047,495	$2,966,431		$19,680,132
Liabilities and Equity
Mortgage notes payable	$755,000	(36)	$2,066,469	$111,603	(37)	$319,676	(37)	$2,497,748	$2,639,733	$—		$5,137,481
Convertible debt	—		970,137	—		—		970,137	—	—		970,137
Secured term loan	—		61,538	—		—		61,538	—	—		61,538
Secured credit agreements	—		—	—		—		—	—	—		—
Senior corporate credit facility	(104,045	)(32)	794,776	200,496	(18)	—		995,272	—	670,000	(39)	1,665,272
Credit facilities of acquired companies	—		859,899	—		—		859,899	1,070,000	—		1,929,899
Convertible senior notes	—		—	—		—		—	—	—		—
Other long-term debt	—		26,755	300,000	(33)	145,744	(33)	472,499	126,863	800,000	(39)	1,399,362
Contingent considerations	—		—	—		—		—	260,227	(260,227	)(40)	—
Convertible obligation to Series C Convertible Preferred stockholders	—		—	—		—		—	—	—		—
Contingent value rights obligation to preferred and common investors, at fair value	—		25,558	—		—		25,558	—	—		25,558
Below-market lease liability, net	—		4,200	—		—		4,200	113,878	—		118,078
Derivatives, at fair value	—		1,785	—		—		1,785	20,317	—		22,102
Accounts payable, accrued expenses and other liabilities	—		90,202	—		—		90,202	104,171	—		194,373
Deferred rent and other liabilities	—		10,305	—		—		10,305	148	—		10,453
Liabilities related to real estate held for sale, net	—		—	—		—		—	35,370	—		35,370
Distributions payable	—		20,020	—		—		20,020	28,720	—		48,740
Total liabilities	650,955		4,931,644	612,099		465,420		6,009,163	4,399,427	1,209,773		11,618,363
Preferred stock	429	(34)	628	—		—		628	—	—		628
Common stock	(336	)(34)	2,388	—		—		2,388	4,693	(354	)(41)	6,727
Additional paid-in capital	(651,048	)(34)	3,181,379	—		—		3,181,379	4,181,120	1,454,722	(42)	8,817,221
Accumulated other comprehensive income (loss)	—		4,885	—		—		4,885	18,020	(18,020	)(43)	4,885
Accumulated deficit	(98,961	)(26)	(737,561)	(6,699	)(26)	(8,793	)(26)	(753,053)	(572,310)	320,310	(44)	(1,005,053)
Total stockholders' equity	(749,916)		2,451,719	(6,699)		(8,793)		2,436,227	3,631,523	1,756,658		7,824,408
Non-controlling interests	69,231	(35)	220,816	—		—		220,816	16,545	—		237,361
Total equity	(680,685)		2,672,535	(6,699)		(8,793)		2,657,043	3,648,068	1,756,658		8,061,769
Total liabilities and equity	$(29,730)		$7,604,179	$605,400		$456,627		$8,666,206	$8,047,495	$2,966,431		$19,680,132

American Realty Capital Properties, Inc.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	Reflects the historical Consolidated Balance Sheet of American Realty Capital Properties, Inc. for the period indicated as presented in the Company’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 7, 2013.
(2)	Reflects the historical Balance Sheet of CapLease for the period indicated as presented in CapLease’s Form 10-Q filed with the SEC on November 12, 2013. Certain balances reported in CapLease’s previously issued financial statements have been reclassified to conform to ARCP’s presentation.
(3)	Reflects pro forma adjustments to record the assets and liabilities of CapLease at their fair values and to record cash consideration of $956.1 million to be paid to the CapLease’s shareholders, the mandatory conversion of the Company’s Series C Convertible Preferred Stock (“Series C Stock”), payment of obligations for contingent value rights to the Series C Stockholders (“Preferred CVR”) and estimated CapLease Merger related costs of $27.0 million incurred in the CapLease Merger transaction. These amounts were funded through borrowings, which are further described in note 18.
(4)	Reflects adjustments to reflect the debt and capital structure of ARCP, as adjusted for the CapLease Merger, based on those transactions discussed in note 30 below.
(5)	Reflects the historical Balance Sheet of ARCT IV for the period indicated as presented in ARCT IV’s Form 10-Q filed with the SEC on November 14, 2013.
(6)	Adjustments and pro forma balance based on the purchase of all of the outstanding shares of ARCT IV’s common stock for (i) $9.00 to be paid in cash plus (ii) 0.5190 shares of the Company’s common stock, par value $0.01 per share and (iii) 0.5937 share of Series F Preferred Stock (“Series F Preferred Stock”), par value $0.01 per share.

The Series F Preferred Stock is not redeemable by the Company before the fifth anniversary of the date on which such Series F Preferred Stock is issued (the “Initial Redemption Date”), except under circumstances intended to preserve the Company’s status as a real estate investment trust for federal and/or state income tax purposes and except as described below upon the occurrence of a change of control (as defined). On and after the Initial Redemption Date, the Company may, at its option, redeem shares of the Series F Preferred Stock, in whole or from time to time in part, at a redemption price of $25.00 per share plus, subject to exceptions, any accrued and unpaid dividends thereon to the date fixed for redemption. In addition, upon the occurrence of a change of control, the Company may, at its option, redeem shares of the Series F Preferred Stock, in whole or in part, within 120 days after the first date on which such change of control occurred, at a redemption price of $25.00 per share plus, subject to exceptions, any accrued and unpaid dividends thereon to the date fixed for redemption. Upon the occurrence of a change of control after which neither the Company nor the acquiring entity has a class of common securities listed on a national stock exchange, each holder of Series F Preferred Stock will have the right (unless, prior to the change of control conversion date (as defined), the Company has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock as provided in either of the two preceding sentences, in which case such holder will have the right only with respect to shares of Series F Preferred Stock that are not called for redemption) to convert some or all of the shares of Series F Preferred Stock into the Company’s common stock (or, in specified circumstances, certain alternative consideration). The shares of Series F Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless the Company redeems or otherwise repurchases them or they become convertible and are converted into common stock (or, if applicable, alternative consideration).

The impact of bifurcating the Series F Preferred Stock conversion feature as an embedded derivative has not yet been determined. If determined, a bifurcated embedded derivative would be classified as a liability and recorded at fair value with a corresponding reduction to equity.

As the acquisition of ARCT IV will be accounted for on the carryover basis, no adjustments have been made to the fair value of its assets and liabilities.

(7)	Reflects the pro forma balance sheet of the Fortress Portfolio for the period indicated as presented in the Company’s Current Report on Form 8-K/A filed with the SEC on November 18, 2013.
(8)	Reflects the pro forma balance sheet of the Inland Portfolio, excluding the 5 properties acquired on September 24, 2013, for the period indicated as presented in the Company’s Current Report on Form 8-K/A filed with the SEC on November 18, 2013.
(9)	Reflects the historical Balance Sheet of Cole for the period indicated as presented in Cole’s Form 10-Q filed with the SEC on November 5, 2013. Certain balances reported in Cole’s previously issued financial statements have been reclassified to conform to ARCP’s presentation.
(10)	Reflects pro forma adjustments to record the assets and liabilities of Cole at their fair values and the purchase of all outstanding Cole common stock as well as certain restricted stock units and performance share units outstanding and certain shares held in escrow for (i) $13.82 to be paid in cash, up to a maximum of 20% of Cole common stock outstanding or (ii) 1.0929 shares of the Company’s common stock, par value $0.01 per share. Cash payments include estimated Cole Merger related costs of $252.0 million incurred in the Cole Merger transaction including professional fees for investment banking, legal services and accounting fees, and printing fees, of which $36.7 million is expected to be paid to affiliates. These amounts were funded through a borrowing, which is further described in note 39 and through available cash.
(11)	The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings, fixtures, and tenant improvements are based on cost segregation studies performed by independent third-parties or the Company’s analysis of comparable properties in its portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, fifteen years for land improvements, five years for fixtures and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as-if vacant. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which is estimated to be nine months. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized. The value of in-place leases is amortized to expense over the initial term of the respective lease, which generally ranges from two to 25 years. If a tenant terminates its lease, the unamortized portion of the in-place lease value and intangible is charged to expense.

Above-market and below-market in-place lease values, if any, are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancellable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying Pro Forma Consolidated Balance Sheet are in progress. Certain items will be finalized once additional information is received. Accordingly, these allocations are subject to revision when final information is available, although the Company does not expect future revisions to have a significant impact on its financial position or results of operations.

(12)	Reflects the elimination of the respective company’s historical accumulated depreciation and amortization upon acquisition.
(13)	Reflects an adjustment to the fair value of investment in unconsolidated entities held by Cole based upon on Cole’s share of the fair value of the joint ventures’ underlying properties, net of debt. The Company used a number of sources to determine the fair value adjustment including independent appraisals that were obtained in connection with the acquisition of the respective properties, leasing and capital expenditure activity since acquisition and recent market data. The fair value of the equity investments in managed REITs is estimated using the disclosed net asset value per share or current offering price of each investment, as applicable.
(14)	Reflects an adjustment to the fair value for loans held for investment by the respective company based upon discounted cash flows and estimates of current interest rates for loans with similar terms.
(15)	Reflects the elimination of the respective company’s existing straight-line rent adjustments.
(16)	Reflects an adjustment to the fair value of debt assumed from the respective company based on discounted cash flows and estimates of current interest rates for similar debt instruments, and write-off of the related unamortized balance of deferred financing costs incurred by the respective company on the assumed debt.
(17)	Reflects preliminary adjustment to record goodwill and other intangible assets including intangibles for customer relationships. In the case of Cole, the amount includes the write off of $322.0 million of existing goodwill and the recording of $2.6 billion of new goodwill and intangible assets, which include intangibles related to the acquisition of Cole’s private capital management business that includes broker dealer activities, relationships and existing broker dealer contracts as well as asset management activities including contracts to manage other REITs day to day activities for fees, in accounting for the acquisition of Cole as a business combination. Amounts are preliminary and will be finalized once the purchase price allocation to the assets and liabilities acquired is finalized.
(18)	Reflects additional borrowings on the Company’s existing unsecured line of credit at an estimated annualized rate of 3.39% for CapLease and 3.00% for Fortress and an additional $21.0 million draw on the CapLease line of credit that will be assumed as part of the CapLease Merger. The Company has commitments on its unsecured credit facility (including revolving and term loans) for total borrowings of $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions.
(19)	Reflects the anticipated redemption of CapLease’s Convertible Senior Notes subject to the CapLease Merger Agreement.
(20)	Reflects an adjustment to the fair value for CapLease’s debt balance.

(21)	Reflects the required conversion of the Series C Stock upon the consummation of the CapLease Merger. In accordance with the agreement dated September 15, 2013, the Series C Stock will be converted to 1.4 million shares of common stock representing $22.8 million of value, and the remaining balance will be paid in cash in accordance with the original Series C Stock agreement. Total consideration to be paid in cash will be $441.4 million. Certain holders of the Series C Stock have agreed to reinvest their cash proceeds into Series D Stock representing $249.6 million or 18.8 million shares. The remaining stock holders will convert their Series C Stock to common stock representing $186.0 million or 15.1 million shares with the remaining $5.8 million paid in cash. Management has determined the conversion feature in the Series D Cumulative Convertible Preferred Stock should be bifurcated from the preferred equity host instrument, accounted for as a derivative instrument and reclassified from equity to a liability recorded at fair value in the Company’s Pro Forma Consolidated Balance Sheet as of September 30, 2013. We have assessed the fair value of the derivative to be between $16 million and $21 million as of September 30, 2013, which is not material to the Company’s Pro Forma Consolidated Balance Sheet.
(22)	Reflects the required repayment of the Preferred CVRs upon the closing of the CapLease Merger. In accordance with the agreement dated September 15, 2013, the Preferred CVRs will be settled for $0.90 per Preferred CVR or a total of $25.6 million. The holders of certain of the Preferred CVRs have agreed to reinvest their payment into a new Series D Cumulative Convertible Preferred stock (“Series D Stock”) representing $14.6 million or 1.1 million shares with the remaining $11.0 million paid in cash. The balance sheet does not reflect the impact of the settlement of conditional value rights for common stock holders (“Common CVRs”) which were settled subsequent to September 30, 2013. The holders of Common CVRs agreed to reinvest their payment into Series D Stock representing $23.8 million or 2.3 million shares.
(23)	Reflects the elimination of CapLease’s Preferred stock capital balance of $150.7 million partially offset by an increase of $0.2 million for the par value of preferred stock to be issued for the Series C Stock conversion and Preferred CVR repayment, and the elimination of CapLease’s common stock capital balance of $0.9 million partially offset by an increase of $0.2 million for the par value of common stock to be issued for the conversion of Series C Stock.
(24)	Reflects the elimination of CapLease’s capital balance of $388.0 million, offset by the issuance of $459.6 million of equity securities comprised of 19.9 million shares of Series D Stock and 16.5 million shares of common stock for conversion of the Series C Stock explained in note 21 above and the repayment of the Preferred CVR explained in note 22 above. Also includes a fair value adjustment of $9.4 million to settle the Series C Stock obligation.
(25)	Reflects adjustment for the elimination of CapLease’s accumulated other comprehensive income balance.
(26)	Reflects estimated costs of the respective merger or acquisition including professional fees for investment banking, legal services and accounting fees, printing fees. These fees are estimated based in part on contractual arrangements and in part on estimates derived from similar mergers that the Company’s external advisor has knowledge of including the February 28, 2013 merger of ARCT III with the Company. For the CapLease merger, amount includes $9.4 million of expenses related to the conversion of the Series C Stock. For the ARCT IV Merger, amount includes estimated costs of the issuance of operating partnership units described in note 35 below.
(27)	Reflects the elimination of CapLease’s non-controlling interests related to partnership units, which will be canceled and converted to the right to receive $8.50 per partnership unit.

(28)	Reflects the cash obtained from the mortgages notes payable discussed in note 36 below offset by the refunding of the credit facility discussed in note 32 below. In addition, the Company entered into an asset purchase agreement whereby they agreed to purchase assets from their external advisor in addition to the reimbursement of certain expenses related to the ARCT IV Merger and issuance of common stock for a total of $5.8 million. Also includes estimated merger costs of approximately $25.0 million. A reconciliation of cash used for the ARCT IV Merger is as follows:

Proceeds from issuance of mortgage notes	$755,000,000
Repayment of senior credit facility	(104,045,000)
Cash portion of merger consideration	(650,955,000)
Estimated merger-related costs	(25,000,000)
Purchase of assets from external advisor	(5,800,000)
Total	$(30,800,000)
(29)	Amount represents estimated deferred issuance costs related to the issuance of the 2018 Notes and 2020 Notes discussed in note 30 below.
(30)	Reflects the reopening and issuance of $250.0 million of convertible debt, bearing an annual interest rate of 3.0% (“2018 Notes”), the issuance of $350.0 million of convertible debt, bearing an annual interest rate of 3.75% (“2020 Notes”), and the exercise of the over-allotment for the 2018 Notes and 2020 Notes in the amount of $37.5 million and $52.5 million, respectively. The 2018 Notes will mature on August 1, 2018, unless earlier repurchased, redeemed or converted. Holders may convert all or any portion of their 2018 Notes, in multiples of $1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceeding February 1, 2018 only under certain circumstances. On or after February 1, 2018, until the close of business on the business day immediately preceding the maturity date of the 2018 Notes, holders may convert all or any portion of their 2018 Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the circumstances. The conversion rate for the 2018 Notes is initially 59.8050 shares of the Company’s common stock per $1,000 principal amount of 2018 Notes (equivalent to an initial conversion price of approximately $16.72 per share of the Company’s common stock, representing a 15% conversion premium based on the closing price of the Company’s common stock of $14.54 per share on July 23, 2013). The initial conversion rate is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company’s election. The 2018 Notes are shown net of discount of $8.7 million.

The 2020 Notes will mature on December 15, 2020, unless earlier repurchased, redeemed or converted. Holders may convert all or any portion of their 2020 Notes, in multiples of $1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceeding June 15, 2020 only under certain circumstances. On or after June 15, 2020, until the close of business on the business day immediately preceding the maturity date of the 2020 Notes, holders may convert all or any portion of their 2020 Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the circumstances. The conversion rate for the 2020 Notes is initially 66.0262 shares of the Company’s common stock per $1,000 principal amount of 2020 Notes (equivalent to an initial conversion price of approximately $15.15 per share of the Company’s common stock, representing a 15% conversion premium based on the closing price of the Company’s common stock of $13.17 per share on December 4, 2013). The initial conversion rate is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company’s election. The 2020 Notes are shown net of discount of $12.2 million.

On a pro forma basis, the Company used the net proceeds of the offering from the 2018 Notes and the 2020 Notes (a) to repay $657.3 million of the outstanding indebtedness on the Company’s existing senior corporate credit facility and (b) for other general corporate purposes.

(31)	Reflects the purchase of assets with a cost basis of $1.1 million from the external advisor.

(32)	Reflects the anticipated repayment on the Company’s unsecured line of credit. The Company has commitments on its unsecured facility (including revolving and term loans) of $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions. The repayment will be funded by additional borrowings discussed in note 36 below.
(33)	Reflects the anticipated issuance of $300.0 million of term debt for the Fortress Portfolio and $145.7 million of term debt for the Inland Portfolio at an assumed interest rate of 3.00% used to partially fund the cash payment for the purchase of the two Portfolio’s assets and closing costs.
(34)	Reflects the elimination of ARCT IV’s common stock capital balance of $0.7 million partially offset by the issuance of 37.5 million shares of common stock and the issuance of 42.9 million shares of Series F Preferred stock. See note 6 for a description of the exchange of ARCT IV common stock for cash and equity shares of the Company.

Cash of $9.00 per share for each outstanding share of ARCT IV	$(650,955)
Par value of ARCP shares exchanged for ARCT IV shares	(804)
Elimination of ARCT IV common stock par value	711
$(651,048)
(35)	Reflects $3.8 million for 0.1 million operating partnership units of ARCT IV that will convert to 0.3 million operating partnership units of ARCP upon consummation of the ARCT IV Merger at an assumed value of $13.50 per share. In addition, the sponsor of ARCT IV is entitled to a fee based compensation on the achievement of certain total return to the ARCT IV shareholders, as applicable. This estimated calculation is based on the number of shares of ARCT IV outstanding and the conversion ratio as defined in the ARCT IV Merger agreement, as well as the Company’s stock price on the merger date. At an assumed stock price of $13.00, the fee would be $65.4 million. Should the stock price on the merger date be $0.50 higher or lower, the fee could be approximately $2.8 million higher or lower, and result in an increase, in the case of a higher stock price in the number of operating partnership units outstanding, or decrease, in the case of a lower stock price in the number of operating partnership units outstanding of approximately 0.1 million units. The actual amount to be paid will not be known until the ARCT IV Merger date. The fee will be paid in OP units in ARCP’s operating partnership which represent equity interests in the Company’s consolidated operating partnership.
(36)	Reflects the anticipated issuance of $755.0 million of mortgage notes at an assumed interest rate of 4.61% to fund the cash payment for the ARCT IV Merger and to paydown the Company’s credit facility discussed in note 32 above. The issuance of debt or, alternatively, equity securities is based on a number of factors including the availability of alternative debt instruments and the ability to issue preferred equity securities among other factors.
(37)	Reflects mortgage notes payable which the Company intends to assume from the seller upon the closing of the respective portfolios, at fair value. The Fortress Portfolio mortgage note bears an annualized interest rate of 5.55% and the Inland Portfolio mortgage notes bear annualized interest rates of between 5.34% and 6.34%.
(38)	Reflects the use of $155.1 million of available cash to partially fund the Cole Merger.
(39)	Reflects the anticipated issuance of $800.0 million in term debt used at an assumed interest rate of 4.10% and an anticipated draw on our existing senior corporate credit facility of $670.0 million at an assumed interest rate of 3.39% to partially fund the cash payment for the Cole Merger. The issuance of debt or, alternatively, equity securities is based on a number of factors including the availability of alternative debt instruments and the ability to issue preferred equity securities among other factors. In addition, the debt issued in conjunction with the Cole Merger is dependent on the number of securities submitted for cash redemption. The pro forma financial statements assume the maximum number of shares are redeemed for cash.

(40)	Reflects the required payout of certain obligations related to the merger of Cole Holding Corporation into Cole. Total payout of $280 million will be paid to certain executive officers of Cole for certain obligations related to the merger of Cole Holdings Corporation into Cole as well as amounts due to executives related to the Cole Merger. Amounts will be paid in shares of Cole common stock which will immediately be exchanged for Company common stock and cash consideration in accordance with the ratio specified in the merger agreement.
(41)	Reflects the elimination of Cole’s common stock capital balance of $4.7 million partially offset by an increase of $4.3 million for the par value of the Company’s common stock to be issued.
(42)	Reflects the elimination of Cole’s additional paid-in capital balance of $4.2 billion, offset by additional paid-in capital of $5.6 billion resulting from the issuance of 457 million shares of the Company’s common stock.
(43)	Reflects adjustment for the elimination of Cole’s accumulated other comprehensive loss balance.
(44)	Reflects the elimination of Cole’s accumulated deficit of $572.3 million offset by $252 million of estimated costs for the Cole Merger including professional fees for investment banking, legal services and accounting fees, and printing fees, of which $36.7 million is expected to be paid to affiliates. The merger fees are estimated based in part on contractual arrangements and in part on estimates derived from similar mergers that the Company’s external advisor has knowledge of including the February 28, 2013 merger of ARCT III with the Company.

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2013
(In thousands, except share based data)

	ARCP Historical(1)	Subsequent Activity Adjustments(2)	GE Capital Portfolio(3)	GE Capital Portfolio Acquisition Adjustments(4)		ARCP as Adjusted	CapLease Historical(5)	CapLease Merger Related Adjustments(6)		ARCP as Adjusted with CapLease Pro Forma
Revenues:
Rental income	$138,060	$4,169	$27,320	$558	(19)	$170,107	$109,956	$4,708	(19)	$284,771
Direct financing lease income	977	—	1,580	—		2,557	—	—		2,557
Operating expense reimbursements	6,878	—	310	—		7,188	19,346	—		26,534
Private capital management revenue	—	—	—	—		—	—	—		—
Other revenues	—	—	68	—		68	5,450	—		5,518
Total revenues	145,915	4,169	29,278	558		179,920	134,752	4,708		319,380
Operating expenses:
Acquisition related	21,961	—	—	—		21,961	—	—		21,961
Merger and other transaction related	146,240	—	—	—		146,240	3,488	(3,488	)(26)	146,240
Reallowed fees and commissions	—	—	—	—		—	—	—		—
Property operating	8,972	—	630	—		9,602	28,402	—		38,004
General and administrative	4,018	—	—	—		4,018	8,963	—		12,981
Equity-based compensation	11,510	—	—	—		11,510	2,764	(2,764	)(23)	11,510
Depreciation and amortization	92,211	25,919	—	15,858	(20)	133,988	37,609	21,930	(20)	193,527
Operating fees to affiliates	—	—	—	1,412	(21)	1,412	—	6,009	(21)	7,421
Total operating expenses	284,912	25,919	630	17,270		328,731	81,226	21,687		431,644
Operating income (loss)	(138,997)	(21,750)	28,648	(16,712)		(148,811)	53,526	(16,979)		(112,264)
Other income (expenses):
Interest expense	(41,589)	(3,456)	—	—		(45,045)	(49,303)	(16,878	)(24)	(111,226)
Loss on contingent value rights	(69,676)	—	—	—		(69,676)	—	—		(69,676)
Income from investment securities	218	—	—	—		218	—	—		218
Gain (loss) on sale of investment securities	451	—	—	—		451	—	—		451
Loss on derivative instruments	(144)	—	—	—		(144)	—	—		(144)
Other income (expense)	171	—	—	—		171	—	—		171
Total other expenses	(110,569)	(3,456)	—	—		(114,025)	(49,303)	(16,878)		(180,206)
Income (loss) from continuing operations	(249,566)	(25,206)	28,648	(16,712)		(262,836)	4,223	(33,857)		(292,470)
Net (income) loss from continuing operations attributable to non-controlling interests	726	1,173	—	(555	)(22)	1,344	11	1,271	(22)	2,626
Net income (loss) from continuing operations attributable to stockholders	(248,840)	(24,033)	28,648	(17,267)		(261,492)	4,234	(32,586)		(289,844)
Discontinued operations:
Income from operations of held for sale properties	159	—	—	—		159	—	—		159
Gain on held for sale properties	14	—	—	—		14	—	—		14
Net income from discontinued operations	173	—	—	—		173	—	—		173
Net income from discontinued operations attributable to non-controlling interests	(9)	—	—	—		(9)	—	—		(9)
Net income from discontinued operations attributable to stockholders	164	—	—	—		164	—	—		164
Net income (loss)	(249,393)	(25,206)	28,648	(16,712)		(262,663)	4,223	(33,857)		(292,297)
Dividends allocable to preferred shares	—	—	—	—		—	(10,032)	(1,777	)(25)	(11,809)
Net (income) loss attributable to non-controlling interests	717	1,173	—	(555	)(22)	1,335	11	1,271	(22)	2,617
Net income (loss) attributable to stockholders	$(248,676)	$(24,033)	$28,648	$(17,267)		$(261,328)	$(5,798)	$(34,363)		$(301,489)
Earnings per share:
Basic	$(1.49)					$(1.42)				$(1.50)
Fully diluted	$(1.49)					$(1.42)				$(1.50)
Weighted average common shares:
Basic and diluted(28)	166,970			16,914	(29)	183,884		16,538		200,422

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2013
(In thousands, except share based data)

	ARCP with CapLease Subsequent Adjustments(7)	ARCP as Adjusted with CapLease as Adjusted	ARCT IV Historical(8)	ARCT IV Subsequent Activity Adjustments(9)	ARCT IV GE Capital Portfolio(10)	ARCT IV GE Capital Portfolio Acquisition Adjustments(11)		ARCT IV Merger Related Adjustments(12)		ARCP as Adjusted with CapLease as Adjusted and ARCT IV Pro Forma
Revenues:
Rental income	$—	$284,771	$45,102	$19,908	$49,391	$1,993	(19)	$—		$401,165
Direct financing lease income	—	2,557	224	—	672	—		—		3,453
Operating expense reimbursements	—	26,534	1,727	—	992	—		—		29,253
Private capital management revenue	—	—	—	—	—	—		—		—
Other revenues	—	5,518	—	—	102	—		—		5,620
Total revenues	—	319,380	47,053	19,908	51,157	1,993		—		439,491
Operating expenses:
Acquisition related	—	21,961	52,603	—	—	(37,217	)(26)	—		37,347
Merger and other transaction related	—	146,240	3,835	—	—	—		(12,306	)(26)	137,769
Reallowed fees and commissions	—	—	—	—	—	—		—		—
Property operating	—	38,004	2,107	—	458	—		—		40,569
General and administrative	—	12,981	2,214	—	—	—		—		15,195
Equity-based compensation	—	11,510	—	—	—	—		—		11,510
Depreciation and amortization	—	193,527	30,620	26,320	—	32,805	(20)	—		283,272
Operating fees to affiliates	—	7,421	—	—	—	—		6,435	(21)	13,856
Total operating expenses	—	431,644	91,379	26,320	458	(4,412)		(5,871)		539,518
Operating income (loss)	—	(112,264)	(44,326)	(6,412)	50,699	6,405		5,871		(100,027)
Other income (expenses):
Interest expense	(3,888)	(115,114)	(3,240)	—	—	(11,319	)(24)	(23,572	)(24)	(153,245)
Loss on contingent value rights	—	(69,676)	—	—	—	—		—		(69,676)
Income from investment securities	—	218	1,798	—	—	—		—		2,016
Gain (loss) on sale of investment securities	—	451	(2,246)	—	—	—		—		(1,795)
Loss on derivative instruments	—	(144)	—	—	—	—		—		(144)
Other income (expense)	—	171	463	—	—	—		—		634
Total other expenses	(3,888)	(184,094)	(3,225)	—	—	(11,319)		(23,572)		(222,210)
Income (loss) from continuing operations	(3,888)	(296,358)	(47,551)	(6,412)	50,699	(4,914)		(17,701)		(322,237)
Net (income) loss from continuing operations attributable to non-controlling interests	—	2,626	415	—	—	—		1,584	(22)	4,625
Net income (loss) from continuing operations attributable to stockholders	(3,888)	(293,732)	(47,136)	(6,412)	50,699	(4,914)		(16,117)		(317,612)
Discontinued operations:
Income from operations of held for sale properties	—	159	—	—	—	—		—		159
Gain on held for sale properties	—	14	—	—	—	—		—		14
Net income from discontinued operations	—	173	—	—	—	—		—		173
Net income from discontinued operations attributable to non-controlling interests	—	(9)	—	—	—	—		—		(9)
Net income from discontinued operations attributable to stockholders	—	164	—	—	—	—		—		164
Net income (loss)	(3,888)	(296,185)	(47,551)	(6,412)	50,699	(4,914)		(17,701)		(322,064)
Dividends allocable to preferred shares	—	(11,809)	—	—	—	—		(53,945	)(27)	(65,754)
Net (income) loss attributable to non-controlling interests	—	2,617	415	—	—	—		1,584	(22)	4,616
Net income (loss) attributable to stockholders	$(3,888)	$(305,377)	$(47,136)	$(6,412)	$50,699	$(4,914)		$(70,062)		$(383,202)
Earnings per share:
Basic		$(1.52)								$(1.61)
Fully diluted		$(1.52)								$(1.61)
Weighted average common shares:
Basic and diluted(28)		200,422						37,538		237,960

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2013
(In thousands, except share based data)

	Fortress Portfolio(13)	Pro Forma Adjustments Fortress Portfolio(14)		Inland Portfolio(15)	Pro Forma Adjustments Inland Portfolio(16)		ARCP as Adjusted with CapLease as Adjusted, ARCT IV, Fortress and Inland Pro Forma	Cole Historical(17)	Cole Merger Related Adjustments(18)		ARCP Pro Forma
Revenues:
Rental income	$29,745	$691	(19)	$34,022	$1,633	(19)	$467,256	$424,223	$52,903	(19)	$944,382
Direct financing lease income	—	—		—	—		3,453	—	—		3,453
Operating expense reimbursements	874	—		2,113	—		32,240	43,000	—		75,240
Private capital management revenue	—	—		—	—		—	282,474	—		282,474
Other revenues	122	—		65	—		5,807	22,702	—		28,509
Total revenues	30,741	691		36,200	1,633		508,756	772,399	52,903		1,334,058
Operating expenses:
Acquisition related	—	—		—	—		37,347	2,300	—		39,647
Merger and other transaction related	—	—		—	—		137,769	73,967	—		211,736
Reallowed fees and commissions	—	—		—	—		—	169,360	—		169,360
Property operating	1,027	—		3,700	—		45,296	51,253	—		96,549
General and administrative	—	—		—	—		15,195	98,888	—		114,083
Equity-based compensation	—	—		—	—		11,510	1,831	(1,831	)(23)	11,510
Depreciation and amortization	—	20,367	(20)	—	14,913	(20)	318,552	156,698	25,782	(20)	501,032
Operating fees to affiliates	—	1,211	(21)	973	397	(21)	16,437	13,916	9,220	(21)	39,573
Total operating expenses	1,027	21,578		4,673	15,310		582,106	568,213	33,171		1,183,490
Operating income (loss)	29,714	(20,887)		31,527	(13,677)		(73,350)	204,186	19,732		150,568
Other income (expenses):
Interest expense	—	(16,224	)(24)	—	(17,974	)(24)	(187,443)	(127,464)	(33,552	)(24)	(348,459)
Loss on contingent value rights	—	—		—	—		(69,676)	—	—		(69,676)
Income from investment securities	—	—		—	—		2,016	—	—		2,016
Gain (loss) on sale of investment securities	—	—		—	—		(1,795)	—	—		(1,795)
Loss on derivative instruments	—	—		—	—		(144)	—	—		(144)
Other income (expense)	—	—		—	—		634	(7,476)	—		(6,842)
Total other expenses	—	(16,224)		—	(17,974)		(256,408)	(134,940)	(33,552)		(424,900)
Income (loss) from continuing operations	29,714	(37,111)		31,527	(31,651)		(329,758)	69,246	(13,820)		(274,332)
Net (income) loss from continuing operations attributable to non-controlling interests	—	346	(22)	—	6	(22)	4,977	(589)	1,256	(22)	5,664
Net income (loss) from continuing operations attributable to stockholders	29,714	(36,765)		31,527	(31,645)		(324,781)	68,657	(12,564)		(268,688)
Discontinued operations:
Income from operations of held for sale properties	—	—		—	—		159	2,581	—		2,740
Gain on held for sale properties	—	—		—	—		14	22,085	—		22,099
Net income from discontinued operations	—	—		—	—		173	24,666	—		24,839
Net income from discontinued operations attributable to non-controlling interests	—	—		—	—		(9)	—	—		(9)
Net income from discontinued operations attributable to stockholders	—	—		—	—		164	24,666	—		24,830
Net income (loss)	29,714	(37,111)		31,527	(31,651)		(329,585)	93,912	(13,820)		(249,493)
Dividends allocable to preferred shares	—	—		—	—		(65,754)	—	—		(65,754)
Net (income) loss attributable to non-controlling interests	—	346	(22)	—	6	(22)	4,968	(589)	1,256	(22)	5,635
Net income (loss) attributable to stockholders	$29,714	$(36,765)		$31,527	$(31,645)		$(390,371)	$93,323	$(12,564)		$(309,612)
Earnings per share:
Basic							$(1.64)				$(0.46)
Fully diluted							$(1.64)				$(0.46)
Weighted average common shares:
Basic and diluted(28)							237,960		433,860		671,820

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2012
(In thousands, except share based data)

	ARCP Historical(1)	Subsequent Activity Adjustments(2)	GE Capital Portfolio(3)	GE Capital Portfolio Acquisition Adjustments(4)		ARCP as Adjusted	CapLease Historical(5)	CapLease Merger Related Adjustments(6)		ARCP as Adjusted with CapLease Pro Forma
Revenues:
Rental income	$64,791	$112,028	$49,246	$891	(19)	$226,956	$137,126	$7,582	(19)	$371,664
Direct financing lease income	—	—	2,947	—		2,947	—	—		2,947
Operating expense reimbursements	2,002	—	302	—		2,304	16,287	—		18,591
Other revenues	—	—	350	—		350	8,629	—		8,979
Total revenues	66,793	112,028	52,845	891		232,557	162,042	7,582		402,181
Operating expenses:
Acquisition related	42,761	—	—	—		42,761	—	—		42,761
Merger and other transaction related	2,603	—	—	—		2,603	—	—		2,603
Property operating	3,484	—	1,135	—		4,619	27,798	—		32,417
General and administrative	3,912	—	—	—		3,912	12,643	—		16,555
Equity-based compensation	1,180	—	—	—		1,180	3,200	(3,200	)(23)	1,180
Depreciation and amortization	40,700	106,230	—	31,720	(20)	178,650	48,189	31,196	(20)	258,035
Operating fees to affiliates	212	—	—	2,826	(21)	3,038	—	8,012	(21)	11,050
Total operating expenses	94,852	106,230	1,135	34,546		236,763	91,830	36,008		364,601
Operating income (loss)	(28,059)	5,798	51,710	(33,655)		(4,206)	70,212	(28,426)		37,580
Other income (expenses):
Interest expense	(11,856)	(43,847)	—	—		(55,703)	(67,137)	(22,504	)(24)	(145,344)
Income from investment securities	534	—	—	—		534	—	—		534
Gain on sale of investment securities	—	—	—	—		—	1,009	—		1,009
Gain on extinguishment of debt	—	—	—	—		—	10,790	—		10,790
Loss on derivative instruments	—	—	—	—		—	—	—		—
Other income (expense)	426	—	—	—		426	—	—		426
Total other expenses	(10,896)	(43,847)	—	—		(54,743)	(55,338)	(22,504)		(132,585)
Income (loss) from continuing operations	(38,955)	(38,049)	51,710	(33,655)		(58,949)	14,874	(50,930)		(95,005)
Net income (loss) from continuing operations attributable to non-controlling interests	255	318	—	(151	)(22)	422	27	253	(22)	702
Net income (loss) from continuing operations attributable to stockholders	(38,700)	(37,731)	51,710	(33,806)		(58,527)	14,901	(50,677)		(94,303)
Discontinued operations:
Income from operations of held for sale properties	(145)	—	—	—		(145)	(16,601)	—		(16,746)
Gain on held for sale properties	(600)	—	—	—		(600)	—	—		(600)
Net income from discontinued operations	(745)	—	—	—		(745)	(16,601)	—		(17,346)
Net income from discontinued operations attributable to non-controlling interests	46	—	—	—		46	—	801		847
Net income from discontinued operations attributable to stockholders	(699)	—	—	—		(699)	(16,601)	801		(16,499)
Net income (loss)	(39,700)	(38,049)	51,710	(33,655)		(59,694)	(1,727)	(50,930)		(112,351)
Dividends allocable to preferred shares	—	—	—	—		—	(10,003)	(5,743	)(25)	(15,746)
Net income (loss) attributable to non-controlling interests	301	318	—	(151	)(22)	468	27	1,054	(22)	1,549
Net income (loss) attributable to stockholders	$(39,399)	$(37,731)	$51,710	$(33,806)		$(59,226)	$(11,703)	$(55,619)		$(126,548)
Earnings per share:
Basic	$(0.38)					$(0.45)				$(0.85)
Fully diluted	$(0.38)					$(0.45)				$(0.85)
Weighted average common shares:
Basic and diluted(28)	102,514			29,412	(29)	131,926		16,538		148,464

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2012
(In thousands, except share based data)

	ARCP with CapLease Subsequent Adjustments(7)	ARCP as Adjusted with CapLease as Adjusted	ARCT IV Historical(8)	ARCT IV Subsequent Activity Adjustments(9)	ARCT IV GE Capital Portfolio(10)	ARCT IV GE Capital Portfolio Acquisition Adjustments(11)		ARCT IV Merger Related Adjustments(12)		ARCP as Adjusted with CapLease as Adjusted and ARCT IV Pro Forma
Revenues:
Rental income	$—	$371,664	$378	$59,820	$92,337	$1,195	(19)	$—		$525,394
Direct financing lease income	—	2,947	—	—	579	—		—		3,526
Operating expense reimbursements	—	18,591	36	—	128	—		—		18,755
Other revenues	—	8,979	—	—	218	—		—		9,197
Total revenues	—	402,181	414	59,820	93,262	1,195		—		556,872
Operating expenses:
Acquisition related	—	42,761	2,309	—	—	—		—		45,070
Merger and other transaction related	—	2,603	—	—	—	—		—		2,603
Property operating	—	32,417	38	—	649	—		—		33,104
General and administrative	—	16,555	320	—	—	—		—		16,875
Equity-based compensation	—	1,180	—	—	—	—		—		1,180
Depreciation and amortization	—	258,035	303	75,617	—	61,755	(20)	—		395,710
Operating fees to affiliates	—	11,050	—	—	—	—		8,580	(21)	19,630
Total operating expenses	—	364,601	2,970	75,617	649	61,755		8,580		514,172
Operating income (loss)	—	37,580	(2,556)	(15,797)	92,613	(60,560)		(8,580)		42,700
Other income (expenses):
Interest expense	(5,184)	(150,528)	—	(72)	—	(15,091	)(24)	(31,429	)(24)	(197,120)
Income from investment securities	—	534	—	—	—	—		—		534
Gain on sale of investment securities	—	1,009	—	—	—	—		—		1,009
Gain on extinguishment of debt	—	10,790	—	—	—	—		—		10,790
Loss on derivative instruments	—	—	—	—	—	—		—		—
Other income (expense)	—	426	19	—	—	—		—		445
Total other expenses	(5,184)	(137,769)	19	(72)	—	(15,091)		(31,429)		(184,342)
Income (loss) from continuing operations	(5,184)	(100,189)	(2,537)	(15,869)	92,613	(75,651)		(40,009)		(141,642)
Net income (loss) from continuing operations attributable to non-controlling interests	—	702	—	—	—	—		1,273	(22)	1,975
Net income (loss) from continuing operations attributable to stockholders	(5,184)	(99,487)	(2,537)	(15,869)	92,613	(75,651)		(38,736)		(139,667)
Discontinued operations:
Income from operations of held for sale properties	—	(16,746)	—	—	—	—		—		(16,746)
Gain on held for sale properties	—	(600)	—	—	—	—		—		(600)
Net income from discontinued operations	—	(17,346)	—	—	—	—		—		(17,346)
Net income from discontinued operations attributable to non-controlling interests	—	847	—	—	—	—		—		847
Net income from discontinued operations attributable to stockholders	—	(16,499)	—	—	—	—		—		(16,499)
Net income (loss)	(5,184)	(117,535)	(2,537)	(15,869)	92,613	(75,651)		(40,009)		(158,998)
Dividends allocable to preferred shares	—	(15,746)	—	—	—	—		(71,927	)(27)	(87,673)
Net income (loss) attributable to non-controlling interests	—	1,549	—	—	—	—		1,273	(22)	2,822
Net income (loss) attributable to stockholders	$(5,184)	$(131,732)	$(2,537)	$(15,869)	$92,613	$(75,651)		$(110,663)		$(243,839)
Earnings per share:
Basic		$(0.89)								$(1.31)
Fully diluted		$(0.89)								$(1.31)
Weighted average common shares:
Basic and diluted(28)		148,464						37,538		186,002

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2012
(In thousands, except share based data)

	Fortress Portfolio(13)	Pro Forma Adjustments Fortress Portfolio(14)		Inland Portfolio(15)	Pro Forma Adjustments Inland Portfolio(16)		ARCP as Adjusted with CapLease as Adjusted, ARCT IV, Fortress and Inland Pro Forma	Cole Historical(17)	Cole Merger Related Adjustments(18)		ARCP Pro Forma
Revenues:
Rental income	$29,965	$10,554	(19)	$46,192	$2,792	(19)	$614,897	$471,333	$164,834	(19)	$1,251,064
Direct financing lease income	—	—		—	—		3,526	—	—		3,526
Operating expense reimbursements	857	—		2,933	—		22,545	44,541	—		67,086
Other revenues	149	—		144	—		9,490	27,068	—		36,558
Total revenues	30,971	10,554		49,269	2,792		650,458	542,942	164,834		1,358,234
Operating expenses:
Acquisition related	—	—		—	—		45,070	60,392	—		105,462
Merger and other transaction related	—	—		—	—		2,603	3,500	—		6,103
Property operating	858	—		5,000	—		38,962	50,878	—		89,840
General and administrative	—	—		—	—		16,875	14,915	—		31,790
Equity-based compensation	—	—		—	—		1,180	—	—		1,180
Depreciation and amortization	—	27,156	(20)	—	19,884	(20)	442,750	159,609	83,698	(20)	686,057
Operating fees to affiliates	—	2,422	(21)	1,313	514	(21)	23,879	44,764	(13,915	)(21)	54,728
Total operating expenses	858	29,578		6,313	20,398		571,319	334,058	69,783		975,160
Operating income (loss)	30,113	(19,024)		42,956	(17,606)		79,139	208,884	95,051		383,074
Other income (expenses):
Interest expense	—	(21,632	)(24)	—	(27,769	)(24)	(246,521)	(140,113)	(44,736	)(24)	(431,370)
Income from investment securities	—	—		—	—		534	—	—		534
Gain on sale of investment securities	—	—		—	—		1,009	12,455	—		13,464
Gain on extinguishment of debt	—	—		—	—		10,790	—	—		10,790
Loss on derivative instruments	—	—		—	—		—	—	—		—
Other income (expense)	—	—		—	—		445	6,629	—		7,074
Total other expenses	—	(21,632)		—	(27,769)		(233,743)	(121,029)	(44,736)		(399,508)
Income (loss) from continuing operations	30,113	(40,656)		42,956	(45,375)		(154,604)	87,855	50,315		(16,434)
Net income (loss) from continuing operations attributable to non-controlling interests	—	493	(22)	—	113	(22)	2,581	(100)	1,632	(22)	4,113
Net income (loss) from continuing operations attributable to stockholders	30,113	(40,163)		42,956	(45,262)		(152,023)	87,755	51,947		(12,321)
Discontinued operations:
Income from operations of held for sale properties	—	—		—	—		(16,746)	7,126	—		(9,620)
Gain on held for sale properties	—	—		—	—		(600)	108,457	—		107,857
Net income from discontinued operations	—	—		—	—		(17,346)	115,583	—		98,237
Net income from discontinued operations attributable to non-controlling interests	—	—		—	—		847	—	—		847
Net income from discontinued operations attributable to stockholders	—	—		—	—		(16,499)	115,583	—		99,084
Net income (loss)	30,113	(40,656)		42,956	(45,375)		(171,950)	203,438	50,315		81,803
Dividends allocable to preferred shares	—	—		—	—		(87,673)	—	—		(87,673)
Net income (loss) attributable to non-controlling interests	—	493	(22)	—	113	(22)	3,428	(100)	1,632	(22)	4,960
Net income (loss) attributable to stockholders	$30,113	$(40,163)		$42,956	$(45,262)		$(256,195)	$203,338	$51,947		$(910)
Earnings per share:
Basic							$(1.38)				$(0.00)
Fully diluted							$(1.38)				$(0.00)
Weighted average common shares:
Basic and diluted(28)							186,002		433,860		619,862

American Realty Capital Properties, Inc.

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(1)	Reflects the historical Statement of Operations of the Company for the period indicated. The balances for the nine months ended September 30, 2013 were presented in the Company’s Form 10-Q filed with the SEC on November 7, 2013. The balances for the year ended December 31, 2012 reflect the effect of the February 2013 merger of the Company and American Realty Capital Trust III, Inc. (“ARCT III”) as presented in the Current Report on Form 8-K/A filed with the SEC on May 8, 2013.
(2)	Adjustments reflect the annualization of certain ARCP lease rental income, lease asset depreciation and amortization and interest expense on additional financing used for ARCP property acquisitions made in 2012 and up to September 30, 2013 as if they were made at the beginning of the fiscal year presented and carried through the period presented. Interest expense on the borrowings used for the funding of these acquisitions is at a fixed annual rate.
(3)	Reflects the historical balances of the GE Capital Portfolio for results of the properties through the date of acquisition. Balances for the year ended December 31, 2012 were presented in the Company’s Current Report on Form 8-K/A filed with the SEC on June 7, 2013.
(4)	Adjustments reflect the annualization of the GE Capital Portfolio’s lease rental income and lease asset depreciation and amortization expense as if the acquisition was completed at the beginning of the fiscal year presented and carried through the period presented.
(5)	Reflects the historical Statement of Operations of CapLease for the periods indicated. The balances for the nine months ended September 30, 2013 were presented in CapLease’s Form 10-Q filed with the SEC on November 12, 2013. The balances for the year ended December 31, 2012 were presented in CapLease’s Annual Report on Form 10-K filed with the SEC on February 21, 2013. Certain balances reported in CapLease’s previously issued financial statements have been reclassified to conform to ARCP’s presentation.
(6)	Adjustments and pro forma balances reflect adjustments related to the acquisition of CapLease by the Company. Excludes estimated closing costs of $27.0 million expected to be incurred for the CapLease Merger.
(7)	Adjustments reflect the amortization and interest expense on additional financing discussed in note 30 of the Unaudited Pro Forma Consolidated Balance Sheet as if they were made at the beginning of the fiscal year presented and carried through the interim period presented.
(8)	Reflects the historical Consolidated Statement of Operations of ARCT IV for the period indicated. The balances for the nine months ended September 30, 2013 were presented in ARCT IV’s Form 10-Q filed with the SEC on November 14, 2013. The balances for the year ended December 31, 2012 were presented in ARCT IV’s Annual Report on Form 10-K filed with the SEC on March 8, 2013.
(9)	Adjustments reflect the annualization of certain ARCT IV lease rental income, lease asset depreciation and amortization expense and interest expense on additional financing used for ARCT IV’s property acquisitions made in 2012 and up to September 30, 2013 as if they were made at the beginning the fiscal year presented and carried through the period presented.
(10)	Reflects the historical balances of the ARCT IV GE Capital Portfolio for results of the properties through the date of acquisition. Balances for the year ended December 31, 2012 were presented in ARCT IV’s Current Report on Form 8-K/A filed with the SEC on July 16, 2013. Excludes $23.4 million of closing costs incurred in connection with the purchase of these properties.
(11)	Adjustments reflect the annualization of the ARCT IV GE Capital Portfolio’s lease rental income and lease asset depreciation and amortization expense as if the acquisition was completed at the beginning of the fiscal year presented and carried through the period presented.

(12)	Adjustments and pro forma balances reflect adjustments related to the acquisition of ARCT IV by the Company. As the acquisition of ARCT IV by the Company will be accounted for on the carryover basis of accounting, no adjustments have been made to the fair value of the assets or liabilities, therefore there are no adjustments such as recalculation of the straight-lining of rent or depreciation and amortization expense. Excludes estimated closing costs of approximately $25.0 million and estimated fees to be paid to the ARCT IV sponsor and ARCT IV advisor of $75.4 million, expected to be incurred in connection with the ARCT IV Merger.
(13)	Reflects the historical balances of the Fortress Portfolio. Balances for the year ended December 31, 2012 were presented in the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2013. Excludes $6.7 million of estimated closing costs to be incurred upon the closing of the portfolio purchase.
(14)	Adjustments reflect the annualization of certain Fortress Portfolio lease rental income, lease asset depreciation and amortization and interest expense on financing arrangements as if the properties had been acquired as of the beginning of the fiscal year presented and carried through the period presented.
(15)	Reflects the historical balances of the Inland Portfolio. Balances for the year ended December 31, 2012 were presented in the Company’s Current Report on Form 8-K/A filed with the SEC on September 25, 2013. Excludes $8.8 million of estimated closing costs to be incurred upon the closing of the portfolio purchase.
(16)	Adjustments reflect the annualization of certain Inland Portfolio lease rental income, lease asset depreciation and amortization and interest expense on financing arrangements as if the properties had been acquired as of the beginning of the fiscal year presented and carried through the period presented.
(17)	Reflects the historical Statement of Operations of Cole for the periods indicated. The balances for the nine months ended September 30, 2013 were presented in Cole’s Form 10-Q filed with the SEC on November 5, 2013. The balances for the year ended December 31, 2012 were presented in Cole’s Annual Report on Form 10-K filed with the SEC on March 29, 2013. Certain balances reported in Cole’s previously issued financial statements have been reclassified to conform to ARCP’s presentation.
(18)	Adjustments and pro forma balances reflect adjustments related to the acquisition of Cole by the Company. Excludes estimated closing costs of $252.0 million expected to be incurred for the Cole Merger, including professional fees for investment banking, legal services and accounting fees and printing fees, of which $36.7 million is expected to be paid to affiliates.
(19)	Reflects an adjustment to rental income for each portfolio of properties as if the properties had been acquired at the beginning of each period.
(20)	Adjustment reflects the depreciation and amortization expense that would have been recorded if each portfolio of properties had been acquired as of the beginning of each period based on the estimated fair values assigned to each asset class.
(21)	Adjustment reflects recognition of full contractual asset management fees due to the Company’s affiliated external manager, as if the Company had owned the properties and the external manager had charged these fees for the entirety of each period. Fees are 0.50% annually for average unadjusted book value of real estate assets up to $3.0 billion and 0.40% annually for assets in excess of $3.0 billion.
(22)	Adjustment represents the allocation to ARCP’s non-controlling interests for the net effect of each respective merger, acquisition of the GE Capital Portfolio as well as adjustments related thereto based on the percentage of non-controlling interests ownership after each transaction.
(23)	Adjustment represents the elimination of the expenses of the respective company’s equity compensation plan for outstanding restricted shares. As part of the respective company’s merger agreement, all unamortized restricted shares will become fully vested and therefore this expense will no longer be recognized.

(24)	Adjustment reflects interest expense related to borrowings expected to be incurred on the Company’s existing senior corporate credit facility and anticipated term loan borrowings at an assumed annual interest rate as described above and interest expense for any assumed mortgage notes on other long term debt assumed for each transaction. In the case of CapLease, increases in interest expense are offset by the reduction in interest for the write-off of deferred financing costs of $1.8 million and $2.4 million for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively, and amortization of increases in the fair value of the debt of $8.2 million and $6.2 million for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively. In the case of Cole, increases in interest expense are offset by the reduction in interest for the write-off of deferred financing costs of $8.1 million and $10.8 million for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively. The interest rate on the Company’s existing senior corporate credit facility is partially dependent on corporate leverage ratios and is also based on floating interest rates that can be fixed with the use of hedging instruments once the borrowing is consummated. In addition, the interest rates for anticipated term loan borrowings will not be known until the borrowing agreement is finalized. For every one-eighth of a percent change in interest rates, interest expense could increase or decrease by $12.5 million annually.
(25)	Adjustment reflects the reduction of dividend expense upon the redemption of CapLease’s preferred stock as required by the CapLease Merger agreement offset by the dividend expense allocable to the preferred stock issued under the CapLease Merger transaction.
(26)	Adjustment reflects the elimination of costs recorded for the CapLease Merger, ARCT IV GE Capital Portfolio acquisition and ARCT IV Merger, as these costs are not ongoing costs of the Company and are specifically related to the transactions presented in these pro forma financial statements.
(27)	Adjustment reflects the dividend expense allocable to the preferred stock issued under the ARCT IV Merger transaction.
(28)	Weighted average shares include the pro forma effect of certain transactions which occurred already in conjunction with the Company’s merger with ARCT III in February 2013, including the repurchase of 27.7 million shares of common stock, based on the conversion ratio of 0.95 share of ARCP common stock to one share of ARCT III common stock. Excludes the effect of restricted shares and partnership equity units convertible to common stock as the effect would be anti-dilutive.
(29)	Reflects the impact of the 29.4 million shares of common stock that was issued in the second quarter of 2013 as if they had been issued at the beginning of the period.

American Realty Capital Properties, Inc.

Funds From Operations and Adjusted Funds From Operations
(In thousands except per share data)

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under U.S. GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with U.S. GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of U.S. GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in U.S. GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and adjusted funds from operations (“AFFO”), as described below, should not be construed to be more relevant or accurate than the current U.S. GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under U.S. GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and AFFO measures and the adjustments to U.S. GAAP in calculating FFO and AFFO.

We consider FFO and AFFO useful indicators of the performance of a REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs in our peer group. Accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance.

While certain companies may experience significant acquisition activity, other companies may not have significant acquisition activity and management believes that excluding costs such as merger and transaction costs and acquisition related costs from property operating results provides useful information to investors and provides information that improves the comparability of operating results with other companies who do not have significant merger or acquisition activities. AFFO is not equivalent to our net income or loss as determined under GAAP, and AFFO may not be a useful measure of the impact of long-term operating performance if we continue to have such activities in the future.

We exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. These items include unrealized gains and losses, which may not ultimately be realized, such as gains or losses on derivative instruments, gains or losses on contingent valuation rights, gains and losses on investments and early extinguishment of debt. In addition, by excluding non-cash income and expense items such as amortization of above and below market leases, amortization of deferred financing costs, straight-line rent and non-cash equity compensation from AFFO we believe we provide useful information regarding income and expense items which have no cash impact and do not provide liquidity to the company or require capital resources of the company. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our ongoing operating performance without the impacts of transactions that are not related to the ongoing profitability of our portfolio of properties. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies that are not as involved activities which are excluded from our calculation. Investors are cautioned that AFFO should only be used to assess the sustainability of our operating performance excluding these activities, as it excludes certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

In addition, we exclude certain interest expenses related to securities that are convertible to common stock as the shares are assumed to have converted to common stock in our calculation of weighted average common shares-fully diluted.

In calculating AFFO, we exclude expenses, which under GAAP are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued merger and acquisition fees and certain other expenses negatively impact our operating performance during the period in which expenses are incurred or properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property and certain other expenses. Therefore, AFFO may not be an accurate indicator of our operating performance, especially during periods in which mergers are being consummated or properties are being acquired or certain other expense are being incurred. AFFO that excludes such costs and expenses would only be comparable to companies that did not have such activities. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments as items which are unrealized and may not ultimately be realized. We view both gains and losses from fair value adjustments as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Excluding income and expense items detailed above from our calculation of AFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe AFFO provides useful supplemental information.

As a result, we believe that the use of FFO and AFFO, together with the required U.S. GAAP presentations, provide a more complete understanding of our performance relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO and AFFO are non-GAAP financial measures and do not represent net income as defined by U.S. GAAP. FFO and AFFO do not represent cash flows from operations as defined by U.S. GAAP, are not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as alternatives to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Other REITs may not define FFO in accordance with the current NAREIT definition (as we do) or may interpret the current NAREIT definition differently than we do and/or calculate AFFO differently than we do. Consequently, our presentation of FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs.

American Realty Capital Properties, Inc.

Unaudited Supplementary Information
(In thousands except per share data)

	Nine Months Ended September 30, 2013
	ARCP Historical	ARCP including subsequent activity adjustments and GE Capital Portfolio	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio and Caplease	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, CapLease as Adjusted and ARCT IV with adjustments(3)	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, CapLease as Adjusted, ARCT IV with adjustments, Fortress and Inland(3)	ARCP Pro Forma Including all Completed and Probable Mergers and Acquisitions(3)
Unaudited Pro Forma Funds From Operations and Adjusted Funds From Operations
Adjusted net loss attributable to stockholders	$(248,676)	$(261,328)	$(301,489)	$(383,202)	$(390,371)	$(309,612)
Loss (gain) on held for sale properties	(14)	(14)	(14)	(14)	(14)	(22,099)
Depreciation and amortization	92,211	133,988	193,527	283,272	318,552	501,032
Total Funds from Operations (FFO)	(156,479)	(127,354)	(107,976)	(99,944)	(71,833)	169,321
AFFO adjustments:
Acquisition related	21,961	21,961	21,961	37,347	37,347	39,647
Merger and other transaction costs	146,240	146,240	146,240	137,769	137,769	211,736
Listing and tender offer expenses and other adjustments	—	—	—	—	—	4,803
Loss on contingent value rights	69,676	69,676	69,676	69,676	69,676	69,676
Gain/losses on investment securities and early extinguishment of debt	(451)	(451)	(451)	1,795	1,795	3,126
Loss on derivative instruments	144	144	144	144	144	7,506
Interest on convertible obligation to preferred investors(2)	8,896	8,896	8,896	8,896	8,896	8,896
Interest on convertible debt(2)	1,554	8,742	8,742	26,531	26,531	26,531
Interest premium on settlement of convertible obligation to preferred investors and convertible debt	5,174	5,174	5,174	5,174	5,174	5,174
Dividends allocable to Series D preferred shares	—	—	11,809	11,809	11,809	11,809
Amortization of above and below-market lease asset	189	189	(714)	(699)	(699)	1,594
Amortization of deferred financing costs	6,914	8,268	9,468	10,333	10,333	20,868
Other amortization expense and other adjustments	—	—	—	—	—	5,678
Proportionate share of adjustments for unconsolidated joint ventures	—	—	—	—	—	331
Straight-line rent	(5,038)	(6,304)	(8,786)	(16,211)	(4,980)	(46,612)
Non-cash equity compensation expense	11,510	11,510	11,510	11,510	11,510	11,510
Total Adjusted Funds from Operations (AFFO)	$110,290	$146,691	$175,693	$204,130	$243,472	$551,594
Weighted average common shares(1):
Basic	166,970	183,885	200,422	237,960	237,960	671,820
Fully Diluted	198,112	245,552	253,633	341,505	341,505	775,365
FFO per share:
Basic	$(0.94)	$(0.69)	$(0.54)	$(0.42)	$(0.30)	$0.25
Diluted	$(0.79)	$(0.52)	$(0.43)	$(0.29)	$(0.21)	$0.22
AFFO per share:
Basic	$0.66	$0.80	$0.88	$0.86	$1.02	$0.82
Diluted	$0.56	$0.60	$0.69	$0.60	$0.71	$0.71

American Realty Capital Properties, Inc.

Unaudited Supplementary Information
(In thousands except per share data)

	Year Ended December 31, 2012
	ARCP Historical	ARCP including subsequent activity adjustments and GE Capital Portfolio	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio and Caplease	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, CapLease as Adjusted and ARCT IV with adjustments(3)	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, CapLease as Adjusted, ARCT IV with adjustments, Fortress and Inland(3)	ARCP Pro Forma Including all Completed and Probable Mergers and Acquisitions(3)
Unaudited Pro Forma Funds From Operations and Adjusted Funds From Operations
Adjusted net loss attributable to stockholders	$(39,399)	$(59,226)	$(126,548)	$(243,839)	$(256,195)	$(910)
Loss (gain) on held for sale properties	600	600	600	600	600	(107,857)
Depreciation and amortization	40,700	178,650	258,035	388,104	442,750	686,057
Total Funds from Operations (FFO)	1,901	120,024	132,087	144,865	187,155	577,290
AFFO adjustments:
Acquisition related	42,761	42,761	42,761	45,070	45,070	105,462
Merger and other transaction costs	2,603	2,603	2,603	2,603	2,603	6,103
Listing and tender offer expenses and other adjustments	—	—	—	—	—	—
Loss on contingent value rights	—	—	—	—	—	—
Gain/losses on investment securities and early extinguishment of debt	—	—	(11,799)	(11,799)	(11,799)	(24,254)
Loss on derivative instruments	—	—	—	—	—	12,903
Interest on convertible obligation to preferred investors(2)	—	—	—	—	—	—
Interest on convertible debt(2)	—	11,656	11,656	35,375	35,375	35,375
Interest premium on settlement of convertible obligation to preferred investors and convertible debt	—	—	—	—	—	—
Dividends allocable to Series D preferred shares	—	—	15,746	15,746	15,746	15,746
Amortization of above and below-market lease asset	117	117	(722)	(723)	(723)	2,360
Amortization of deferred financing costs	841	2,646	2,808	2,808	2,808	18,766
Other amortization expense and other adjustments	—	—	—	—	—	(7,027)
Proportionate share of adjustments for unconsolidated joint ventures	—	—	—	—	—	(1,795)
Straight-line rent	(2,008)	(8,406)	(9,748)	(19,648)	(23,121)	(78,630)
Non-cash equity compensation expense	1,180	1,180	1,180	1,180	1,180	1,180
Total Adjusted Funds from Operations (AFFO)	$47,395	$172,581	$186,572	$215,477	$254,294	$663,479
Weighted average common shares(1):
Basic	151,468	180,880	197,418	234,956	234,956	668,816
Fully Diluted	152,289	228,639	236,720	324,592	324,592	758,452
FFO per share:
Basic	$0.01	$0.66	$0.67	$0.62	$0.80	$0.86
Diluted	$0.01	$0.52	$0.56	$0.45	$0.58	$0.76
AFFO per share:
Basic	$0.31	$0.95	$0.95	$0.92	$1.08	$0.99
Diluted	$0.31	$0.75	$0.79	$0.66	$0.78	$0.87
(1)	Weighted average shares include the pro forma effect of the repurchase of 27.7 million shares of common stock, based on the conversion ratio of 0.95 share of ARCP common stock to 1 share of ARCT III common stock in conjunction with the merger of ARCP and ARCT III in February 2013, as well as the issuance of an additional 29.4 million shares of common stock and 28.4 million shares of convertible preferred stock that was issued in the second quarter of 2013 as if it had been issued at the beginning of the period.
(2)	Interest on obligations that are convertible to common stock are added back to our net income in the calculation of AFFO as the instruments are assumed to have been converted to common stock in our calculation of weighted average shares — fully diluted.
(3)	Column includes the impact of the issuance of the 2018 Notes and 2020 Notes discussed in note 30 to the Unaudited Pro Forma Consolidated Balance Sheet.

ANNEX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2013 (this “Agreement”), is made by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), Clark Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Cole Real Estate Investments, Inc., a Maryland corporation (the “Company”).

WITNESSETH:

WHEREAS, the Company is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes;

WHEREAS, Parent is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes;

WHEREAS, the parties hereto wish to effect a business combination transaction in which the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DLLCA;

WHEREAS, the Company Board has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Parent Board has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Company Board has directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement, be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement;

WHEREAS, the Parent Board has directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at a meeting of Parent’s stockholders and has resolved to recommend that Parent’s stockholders vote to approve such issuance;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a condition and inducement to the Parent Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, each of the stockholders of the Company listed on Annex A hereto have, in their capacity as stockholders of the Company, executed and delivered to Parent a Stockholder Voting Agreement pursuant to which each such stockholder has agreed to vote to approve the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to the Company and the other Company Entities than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall expressly permit any Company Entity’s compliance with any provision of this Agreement, and shall not contain any provision that adversely affects the rights of the Company Entity thereunder upon compliance by the Company Entity with any provision of this Agreement.

“Action” shall mean any claim, action, suit, charge, demand, directive, inquiry, subpoena, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agent” shall mean Barclays Bank PLC or its designee.

“ARCT IV” shall mean American Realty Capital Trust IV, Inc., a Maryland corporation.

“ARCT IV Merger” shall mean the transactions contemplated by the ARCT IV Merger Agreement, including (i) the merger of ARCT IV with and into Thunder Acquisition, LLC, with Thunder Acquisition, LLC being the surviving entity and (ii) the merger of American Realty Capital Operating Partnership IV, L.P. with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity.

“ARCT IV Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of July 1, 2013, as amended October 7, 2013 and October 11, 2013, by and among Parent, the Parent Operating Partnership, Thunder Acquisition, LLC, ARCT IV and American Realty Capital Operating Partnership IV, L.P., as may be amended, modified or supplemented from time to time as permitted hereunder.

“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“Broker” shall mean each Company Subsidiary that is a Broker-Dealer registered with the SEC and a member of FINRA, which Company Subsidiaries shall be set forth in Section 1.1 of the Company Disclosure Letter.

“Broker-Dealer” shall mean a broker or dealer as defined in Sections 3(a)(4) and 3(a)(5) of the Exchange Act.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“CapLease” shall mean CapLease, Inc., a Maryland corporation.

“CapLease Merger” shall mean the transactions contemplated by the CapLease Merger Agreement, including (i) the merger of CapLease with and into Safari Acquisition, LLC, with Safari Acquisition, LLC being the surviving entity and (ii) the merger of Caplease, LP with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity.

“CapLease Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of May 28, 2013, by and among Parent, the Parent Operating Partnership, Safari Acquisition, LLC, CapLease, Caplease, LP and CLF OP General Partner LLC, as may be amended, modified or supplemented from time to time as permitted hereunder.

“Client” shall mean any Person to whom a Broker provides Investment Management Services.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Cole Holdings Escrow Agreement” shall mean the Indemnification Escrow Agreement, dated as of April 5, 2013, by and among Christopher H. Cole, the Company, the Bonus Executives set forth in Annex A thereto, and U.S. Bank National Association, as Escrow Agent, as may be amended, modified or supplemented from time to time as permitted hereunder.

“Cole Holdings Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of March 5, 2013, by and among the Company, CREInvestments, LLC, Cole Holdings Corporation and Christopher H. Cole, as may be amended, modified or supplemented from time to time as permitted hereunder.

“Company Credit Agreement” shall mean the Amended and Restated Credit Agreement, dated June 3, 2013, among the Company Operating Partnership, as the borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association as Co-Syndication Agents and Regions Bank and U.S. Bank National Association as Co-Documentation Agents, as amended, modified or supplemented through the date hereof.

“Company Entities” shall mean the Company and the Company Subsidiaries.

“Company Equity Plans” shall mean the Company 2013 Omnibus Employee Incentive Plan and the Company 2013 Non-Employee Director Plan, collectively, and the award agreements thereunder.

“Company Expense Amount” shall mean ten million dollars ($10,000,000).

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any internal or external projections or forecasts or any decrease in the net asset value of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the industries in which the Company and the Company Subsidiaries operate generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Merger or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Parent, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Company Property that is substantially covered by insurance, or (x) changes in Law or GAAP or the interpretation thereof, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, and in the case of clause (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company Operating Partnership” shall mean Cole REIT III Operating Partnership, LP, a Delaware limited partnership.

“Company PSUs” shall mean any performance share units granted pursuant to the Company Equity Plans.

“Company RSUs” shall mean any restricted share units granted pursuant to the Company Equity Plans.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” shall mean the Company Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) the Company and/or the Company Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) the Company and/or any Person that is a Company Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, (c) the Company and/or the Company Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest, and (d) all of the joint ventures listed on Section 1.1 of the Company Disclosure Letter of which the Company or a Company Subsidiary is the managing member.

“Company Third Party” shall mean any Person or group of Persons other than the Company and its Affiliates.

“Confidentiality Agreement” shall mean the letter agreement, dated September 12, 2013, between the Company and Parent, concerning the disclosure of certain information concerning the Company, as amended, modified or supplemented from time to time.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Credit Agreement” shall mean the Credit Agreement, dated as of February 14, 2013, among American Realty Capital Operating Partnership III, L.P., American Realty Capital Trust III, Inc., Wells Fargo Bank, National Association, RBS Citizens, N.A., and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party thereto, including any amendments, restatements, supplements or other modifications thereto and any agreement entered into in connection with any replacement or refinancing of the Credit Agreement, including in connection with the ARCT IV Merger.

“Debt Financing Commitment Letter” shall mean that certain executed commitment letter and a redacted form of fee letter, as of the date of this Agreement, from Barclays Bank PLC, as may be amended to include Additional Agents (as defined therein).

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“DLLCA” shall mean the Delaware Limited Liability Company Act, as amended.

“Environmental Law” shall mean any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean 1.0929.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Financing Sources” shall mean the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission (including the IRS and any other U.S. federal authority, board, bureau, agency, commission or other body and any state, local and/or foreign Tax authority, board, bureau, agency, commission or other body) or self-regulatory organization, including FINRA.

“Hazardous Substances” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos, and radon.

“Indebtedness” shall mean, with respect to any Person, without duplication, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, at or prior to the Effective Time, was an officer, director, partner, member, trustee or agent of the Company or served on behalf of the Company as an officer, director, partner, member or trustee of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Management Services” shall mean services which involve (i) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), (ii) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds) or (iii) otherwise acting as an “investment adviser” within the meaning of the Investment Advisers Act, and performing activities related or incidental thereto.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent Parties, as applicable, after inquiry reasonable under the circumstances: (i) for the Company: each person identified as an executive officer of the Company in the Company’s 2013 Proxy Statement; and (ii) for any of the Parent Parties: each person identified as an executive officer of Parent in Parent’s 2013 Proxy Statement.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Letter Agreement” shall mean the letter agreement dated as of the date hereof by and between Parent and Christopher H. Cole.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Management Agreement” shall mean the Amended and Restated Management Agreement dated as of February 28, 2013, by and between Parent and the Manager, as amended, modified or supplemented from time to time.

“Manager” shall mean ARC Properties Advisors, LLC.

“Marketing Period” means the first period of thirty (30) consecutive days after the date hereof throughout which: (A) Parent and Merger Sub shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.17(iii); and (B) the conditions set forth in Section 7.1(a) shall be satisfied; provided that such consecutive day period will not include any day from and including (w) November 25, 2013 through and including December 1, 2013, (x) December 20, 2013 through and including January 3, 2014, (y) July 2, 2014 through and including July 9, 2014 and (z) August 22, 2014 through and including September 8, 2014; provided, further, that the Marketing Period shall be deemed to end on any earlier date on which all elements of the Debt Financing shall have been consummated; provided, further, that the “Marketing Period” shall not be deemed to have commenced if, the Company shall have informed Parent or its accountants or publicly announced any intention to restate any material financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such time as such restatement has been completed and the Required Financial Information has been amended or the Company has determined that no restatement shall be required.

“MGCL” shall mean the Maryland General Corporation Law, as amended from time to time.

“Minimum Distribution Dividend” shall mean a distribution with respect to either (i) any taxable year of the Company ending on or prior to the Closing Date or (ii) any taxable year of Parent ending on or prior to the last day of Parent’s taxable year that includes the Merger, and, in each case, which is required to be paid by the Company or Parent, as applicable, prior to the Effective Time to (i) satisfy the distribution requirements set forth in Section 857(a) of the Code and (ii) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.

“Minimum Net Capital Requirement” shall mean the then current minimum net capital any Broker-Dealer is required to have and maintain pursuant to SEC Rule 15c3-1.

“NASDAQ” shall mean the NASDAQ Stock Market.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Confidentiality Agreement” shall mean the letter agreement, dated September 12, 2013, between Parent and the Company, concerning the disclosure of certain information concerning Parent, as amended, modified or supplemented from time to time.

“Parent Entities” shall mean Parent and the Parent Subsidiaries, including Merger Sub.

“Parent Expense Amount” shall mean ten million dollars ($10,000,000).

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Parent and the Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Parent Parties to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Parent to meet any internal or external projections or forecasts or any decrease in the market price of the Parent Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Merger or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Parent Property that is substantially covered by insurance, or (x) changes in Law or GAAP or the interpretation thereof, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent Operating Partnership” shall mean ARC Properties Operating Partnership, L.P., a Delaware limited partnership.

“Parent Parties” shall mean Parent and Merger Sub.

“Parent Partnership Agreement” shall mean the Second Amended and Restated Agreement of Limited Partnership of the Parent Operating Partnership, dated as of February 28, 2013, as amended, modified or supplemented from time to time.

“Parent Stockholder Meeting” shall mean the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiary” shall mean the Parent Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Parent and/or the Parent Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Parent and/or the Parent Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Parent Termination Fee” shall mean one hundred and ten million dollars ($110,000,000) or five million dollars ($5,000,000), as applicable based on the amount payable pursuant to Section 8.3(b).

“Parent Termination Payment” shall mean the Company Expense Amount or the Parent Termination Fee, as the context may require.

“Per Share Cash Amount” shall mean $13.82.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of April 5, 2013, by and among the Company, Christopher H. Cole and the other individuals listed on the signature pages thereto (the “Bonus Executives”), as may be amended, modified or supplemented from time to time as permitted hereunder.

“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Management” shall mean the restructuring of Parent into a self-managed REIT, as evidenced by the completion of the steps set forth in Section 7.3(i) of the Parent Disclosure Letter.

“Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X (17 C.F.R. Part 210).

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including taxes on or with respect to income, franchises, gross receipts, gross income, property, sales, use, transfer, capital stock, escheat, payroll, employment, unemployment, alternative or add on minimum, estimated and net worth, and taxes in the nature of excise, withholding, backup withholding and value added taxes.

“Tax Return” shall mean any return, report or similar statement, together with any attached exhibit or schedule that is provided or required to be provided to a Governmental Authority with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“Termination Fee” shall mean one hundred million dollars ($100,000,000).

“Termination Payment” shall mean the Parent Expense Amount or the Termination Fee, as the context may require.

“Third Party” shall mean any Person or group of Persons other than Parent, Merger Sub and their respective Affiliates.

(b) The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Proposal	Section 6.5(h)(i)
Action	Section 1.1(a)
Adverse Recommendation Change	Section 6.5(d)
Affiliate	Section 1.1(a)
Agent	Section 1.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)
ARCT IV	Section 1.1(a)
ARCT IV Merger	Section 1.1(a)
ARCT IV Merger Agreement	Section 1.1(a)
Articles of Merger	Section 2.3(a)
Benefit Plan	Section 1.1(a)
Book-Entry Share	Section 3.1(b)
Broker	Section 1.1(a)
Broker-Dealer	Section 1.1(a)
Business Day	Section 1.1(a)
CapLease	Section 1.1(a)
CapLease Merger	Section 1.1(a)
CapLease Merger Agreement	Section 1.1(a)
Cash Consideration	Section 3.1(a)(ii)(1)
Cash Conversion Number	Section 3.2(a)
Cash Election	Section 3.1(a)(ii)(1)
Cash Election Number	Section 3.2(b)(i)
Cash Election Shares	Section 3.1(a)(ii)(1)
Certificate	Section 3.1(b)
Certificate of Merger	Section 2.3(a)
Client	Section 1.1(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1(a)
Cole Holdings Escrow Agreement	Section 1.1(a)
Cole Holdings Merger Agreement	Section 1.1(a)
Company	Preamble
Company Additional Dividend Amount	Section 6.18
Company Benefit Plans	Section 4.10(a)
Company Board	Section 4.4(a)
Company Bylaws	Section 4.2

Company Charter	Section 4.2
Company Common Stock	Recitals
Company Credit Agreement	Section 1.1(a)
Company Designees	Section 2.7
Company Disclosure Letter	Article IV
Company Employees	Section 4.11(a)
Company Entities	Section 1.1(a)
Company Equity Plans	Section 1.1(a)
Company Expense Amount	Section 1.1(a)
Company Insurance Policies	Section 4.18
Company Leases	Section 4.16(e)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)
Company MBS	Section 4.26(a)
Company Mortgage Files	Section 4.27(a)
Company Mortgage Loans	Section 4.27(a)
Company Mortgage Notes	Section 4.27(a)
Company Operating Partnership	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Permitted Liens	Section 4.16(b)
Company Preferred Stock	Section 4.3(a)
Company Principal MBS Agreements	Section 4.26(b)
Company Properties	Section 4.16(a)
Company Property	Section 4.16(a)
Company PSUs	Section 1.1(a)
Company Recommendation	Section 4.4(a)
Company RSUs	Section 1.1(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 4.17(h)
Company Tax Protection Agreements	Section 4.17(h)
Company Tax Representation Letter	Section 6.1(b)
Company Third Party	Section 1.1(a)
Company Title Insurance Policies	Section 4.16(g)
Company Title Insurance Policy	Section 4.16(g)
Confidentiality Agreement	Section 1.1(a)
control	Section 1.1(a)
Credit Agreement	Section 1.1(a)
D&O Insurance	Section 6.10(c)
Debt Financing	Section 6.17
Debt Financing Commitment Letter	Section 1.1(a)
Delaware Secretary	Section 1.1(a)
DLLCA	Section 1.1(a)
Effective Time	Section 2.3(a)
Election	Section 3.3(a)
Election Deadline	Section 3.3(d)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)

Exchange Agent	Section 3.3(d)
Exchange Agent Agreement	Section 3.3(d)
Exchange Fund	Section 3.4
Exchange Ratio	Section 1.1(a)
Expenses	Section 1.1(a)
Financing Sources	Section 1.1(a)
FINRA	Section 1.1(a)
Form of Election	Section 3.3(b)
Form S-4	Section 4.5(b)
Funded Debt Payoff Amount	Section 6.19
GAAP	Section 1.1(a)
Goldman Sachs	Section 4.19
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Holder	Section 3.3
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Advisers Act	Section 1.1(a)
Investment Company Act	Section 1.1(a)
Investment Management Services	Section 1.1(a)
IRS	Section 1.1(a)
Joint Proxy Statement	Section 4.5(b)
knowledge	Section 1.1(a)
Law	Section 1.1(a)
Lender Consents	Section 2.2
Letter Agreement	Section 1.1(a)
Lien	Section 1.1(a)
Mailing Date	Section 3.3(c)
Management Agreement	Section 1.1(a)
Manager	Section 1.1(a)
Manager’s Stock	Section 5.3(a)
Marketing Period	Section 1.1(a)
MD Courts	Section 9.11(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)(ii)
Merger Sub	Preamble
Merger Sub Interests	Section 3.1(c)
Merger	Recitals
Minimum Distribution Dividend	Section 1.1(a)
Minimum Net Capital Requirement	Section 1.1(a)
MGCL	Section 1.1(a)
NASDAQ	Section 1.1(a)
Non-Electing Shares	Section 3.1(a)(ii)(3)
Non-Traded REITs	Section 6.8
Notice of Adverse Recommendation Change	Section 6.5(e)
NYSE	Section 1.1(a)
Order	Section 1.1(a)
Other Company Subsidiary	Section 4.1(c)
Other Parent Subsidiary	Section 5.1(d)
Outside Date	Section 8.1(b)(i)

Parent	Preamble
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Charter	Section 5.2
Parent Common Stock	Section 3.1(a)(ii)(2)
Parent Confidentiality Agreement	Section 1.1(a)
Parent Disclosure Letter	Article V
Parent Entities	Section 1.1(a)
Parent Expense Amount	Section 1.1(a)
Parent Insurance Policies	Section 5.18
Parent Leases	Section 5.16(e)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 5.12(a)
Parent Operating Partnership	Section 1.1(a)
Parent Parties	Section 1.1(a)
Parent Partnership Agreement	Section 1.1(a)
Parent Permits	Section 5.6(a)
Parent Permitted Liens	Section 5.16(b)
Parent Preferred Stock	Section 5.3(a)
Parent Properties	Section 5.16(a)
Parent Property	Section 5.16(a)
Parent SEC Filings	Section 5.7(a)
Parent Stock	Section 5.3(a)
Parent Stock Plans	Section 5.3(a)
Parent Stockholder Approval	Section 5.20
Parent Stockholder Meeting	Section 1.1(a)
Parent Subsidiary	Section 1.1(a)
Parent Subsidiary Partnership	Section 5.17(h)
Parent Tax Protection Agreements	Section 5.17(h)
Parent Tax Representation Letter	Section 6.2(b)
Parent Termination Fee	Section 1.1(a)
Parent Termination Payment	Section 1.1(a)
Parent Title Insurance Policies	Section 5.16(g)
Parent Title Insurance Policy	Section 5.16(g)
Per Share Cash Amount	Section 1.1(a)
Person	Section 1.1(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying Income	Section 8.3€
REIT	Section 4.17(b)
Registration Rights Agreement	Section 1.1(a)
Relevant Company Partnership Interest	Section 4.17(h)
Relevant Parent Partnership Interest	Section 5.17(h)
Representative	Section 1.1(a)
Required Financial Information	Section 6.17
Sarbanes-Oxley Act	Section 1.1(a)
SDAT	Section 2.3(a)
SEC	Section 1.1(a)
Self-Management	Section 1.1(a)
Securities Act	Section 1.1(a)
Series A Preferred Stock	Section 5.3(a)
Series B Preferred Stock	Section 5.3(a)
Series C Preferred Stock	Section 5.3(a)
Series D Preferred Stock	Section 5.3(a)

Series E Preferred Stock	Section 5.3(a)
Series F Preferred Stock	Section 5.3(a)
Significant Subsidiary	Section 1.1(a)
Specified Company Leases	Section 4.16(f)
Specified Parent Leases	Section 5.16(f)
Stock Consideration	Section 3.1(a)(ii)(2)
Stock Election	Section 3.1(a)(ii)(2)
Stock Election Shares	Section 3.1(a)(ii)(2)
Superior Proposal	Section 6.5(h)(ii)
Surviving Entity	Section 2.1
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.1(c)
Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)
Termination Payee	Section 8.3(d)
Termination Payment	Section 1.1(a)
Termination Payor	Section 8.3(d)
Third Party	Section 1.1(a)
Transfer Taxes	Section 8.7

Article II

THE MERGER

Section 2.1 The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue under the name “Clark Acquisition, LLC” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the MGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.2 Closing.  The closing of the Merger (the “Closing”) shall occur at 10:00 a.m. (Eastern time), on the third (3rd) Business Day after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the parties hereto; provided, however, that notwithstanding the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing), in no event shall Parent or Merger Sub be required to consummate the Merger until the later of:

(a) the earlier of (i) the date that is five (5) Business Days after all of the consents and approvals required pursuant to the terms of the loans set forth in Section 2.2 of the Company Disclosure Letter as a result of the execution and delivery of this Agreement by the Company or the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company (such consents and approvals required in respect of any individual loan, a “Lender Consent” and such consents and approvals collectively, the “Lender Consents”) have been obtained and (ii) subject to the following proviso, June 30, 2014, provided that (A) in the event any Lender Consent shall not have been obtained as of June 30, 2014, then either party may elect to extend the Closing Date to July 30, 2014, (B) in the event any Lender Consent shall not have been obtained as of July 30, 2014, then either party may elect to extend the Closing Date to August 29, 2014, (C) in the event any Lender Consent shall not have been obtained as of August 29, 2014, then either party may elect to extend the

Closing Date to September 29, 2014 and (D) in the event any Lender Consent shall not have been obtained as of September 29, 2014, then either party may elect to extend the Closing Date to October 29, 2014, provided, further, that in the event that the Closing is delayed pursuant to the previous proviso, if Parent and Merger Sub are prepared to consummate the Merger at any time prior to October 29, 2014, Parent shall deliver written notice to the Company stating that it is prepared to consummate the Closing and the Closing shall occur on the third (3rd) Business Day following the delivery of such notice; and

(b) the earlier of (i) the first Business Day after the final day of the Marketing Period and (ii) the Outside Date (subject, in the case of either (a) or (b), to the satisfaction or waiver (by the party hereto entitled to grant such waiver) of all of the conditions set forth in Article VII as of the date determined pursuant to this proviso). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd St., New York, NY, 10012, or at such other place as agreed to by the parties hereto.

Section 2.3 Effective Time.

(a) Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DLLCA and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or DLLCA in connection with the Merger. The Merger shall become effective at the later of the time the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”), it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents of the Surviving Entity.  Subject to Section 6.10, at the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement.

Section 2.5 Tax Consequences.  It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

Section 2.6 Subsequent Actions.

(a) If at any time after the Effective Time the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the members, officers and managers of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.

Section 2.7 Parent Board Representation.  The Parent Board has taken such action that, upon and subject to the occurrence of the Effective Time, the Parent Board will be expanded by two (2) board seats, and the vacancies thereby created shall be filled by two (2) out of the three (3) individuals set forth on Section 2.7 of the Company Disclosure Letter, such two (2) individuals (the “Company Designees”) to be selected by the Parent Board as promptly as practicable following the date of this Agreement following evaluation of such individuals by the Parent Board, provided that in order to be appointed to the Parent Board, each Company Designee must: (i) meet the definition of “independent director” set forth in the rules and regulations of the NASDAQ for companies listed on the NASDAQ and applicable regulations promulgated by the SEC, and (ii) satisfy the criteria set forth in Section 1(c) of Article IV of the charter of the Nominating and Corporate Governance Committee of the Parent Board, as required by Section 1(d) of Article IV thereof, which, in each case, shall be considered by the Parent Board in good faith prior to the Effective Time, provided, further, that that to the extent fewer than two (2) of the (3) individuals set forth on Section 2.7 of the Company Disclosure Letter satisfy the requirements set forth in the prior clauses (i) and (ii), then Parent and the Company shall work together in good faith to select qualified candidates in a number sufficient to result in a total of two (2) Company Designees. Such individuals shall serve as directors of Parent until the next annual meeting of Parent’s stockholders and until their successors are duly elected and qualified in accordance with the organizational documents of Parent. Parent shall use reasonable best efforts to cause the Nominating and Corporate Governance Committee of the Parent Board to consider nominating each of the Company Designees at the next subsequent annual meeting of Parent’s stockholders.

Article III

EFFECT OF THE MERGER

Section 3.1 Effect of the Merger.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, by Parent or any Parent Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(ii) Subject to Section 3.1(d) and 3.2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a)(i), and specifically including shares held in the Escrow Account, as such term is defined in the Cole Holdings Merger Agreement) shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 3.3, into the right to receive the following consideration (collectively, the “Merger Consideration”), in each case without interest:

(1) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to this Article III (a “Cash Election”), the right to receive in cash from Parent an amount (the “Cash Consideration”) equal to the Per Share Cash Amount (such shares collectively, the “Cash Election Shares”), subject to Section 3.2(b);

(2) for each share of Company Common Stock with respect to which an election to receive validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) has been effectively made and not revoked or deemed revoked pursuant to this Article III (a “Stock Election” and such shares collectively, the “Stock Election Shares”) or which is otherwise to receive shares of Parent Common Stock in accordance with the terms of this Agreement, the right to receive from Parent a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); and

(3) for each share of Company Common Stock other than Cash Election Shares and Stock Election Shares (collectively, the “Non-Electing Shares”), the right to receive from Parent the Stock Consideration.

(b) All shares of Company Common Stock, when so converted pursuant to Section 3.1(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of

Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.5, including the right, if any, to receive, pursuant to Section 3.14, cash in lieu of fractional shares of Parent Common Stock into which such shares of Company Common Stock have been converted pursuant to Section 3.1(a)(ii), together with the amounts, if any, payable pursuant to Section 3.7.

(c) All membership interests in Merger Sub (the “Merger Sub Interests”), issued and outstanding immediately prior to the Effective Time shall remain as the only issued and outstanding membership interests in the Surviving Entity.

(d) Without limiting the other provisions of this Agreement and subject to Section 6.1(c)(ii) and Section 6.1(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the shares of Company Common Stock, or make a dividend or other distribution in shares of Company Common Stock (including any dividend or other distribution of securities convertible into Company Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parent Parties hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(c)(ii) and Section 6.2(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, Parent should split, combine or otherwise reclassify the shares of Parent Common Stock, or make a distribution in shares of Parent Common Stock (including any dividend or other distribution of securities convertible into Parent Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Merger Consideration shall be ratably adjusted to reflect any such change.

Section 3.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the maximum number of shares of Company Common Stock that may be converted into the right to receive the Cash Consideration pursuant to this Article III, including Section 3.10 (the “Cash Conversion Number”) shall be equal to the product (rounded down to the nearest whole share) of twenty percent (20%) times the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock deemed to be issued pursuant to Section 3.10). All other shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled as provided in Section 3.1(a)(i)) shall be converted into the right to receive the Stock Consideration.

(b) Within two (2) Business Days after the Effective Time, Parent shall instruct the Exchange Agent to effect the allocation among former holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Electing Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares held by a holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than or equal to the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Electing Shares and Stock Election Shares shall be converted into the right to receive the Stock Consideration.

Section 3.3 Election Procedures.  Subject to the terms of the Letter Agreement, each holder of record of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, and (subject to Section 3.10(c)) each holder of Company RSUs or Company PSUs (any of the foregoing, a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.3 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”), which shall be mailed by the Company to record holders of Company Common Stock and delivered to holders of Company RSUs and Company PSUs so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) The Company shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of Common Stock and holders of Company RSUs and Company PSUs as of the record date for the Company Stockholder Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline (the “Mailing Date”). Parent shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Common Stock during the period following the record date for the Company Stockholder Meeting and prior to the Election Deadline.

(d) Prior to the Mailing Date, Parent shall appoint an exchange agent, which shall be a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of receiving Elections and exchanging shares of Company Common Stock represented by Certificates for Merger Consideration, pursuant to an exchange agent agreement entered into prior to the Mailing Date (the “Exchange Agent Agreement”). Subject to the terms of the Letter Agreement, any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole and absolute discretion. As used herein, unless otherwise agreed in advance by the Company and Parent, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of (i) the date immediately prior to the Company Stockholder Meeting and (ii) the date that Parent and the Company shall agree is two (2) Business Days prior to the expected Closing Date. The Company and Parent shall issue a press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be the second (2nd) Business Day prior to the Closing Date) and the Company and Parent shall cooperate to promptly publicly announce such rescheduled Election Deadline and Closing.

(e) Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent or the Company that this Agreement has been terminated in accordance with Article VIII. Subject to the terms of the Exchange Agent Agreement and this Agreement, the Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of Company Common Stock (neither Parent nor the Company nor the Exchange Agent being under any duty to notify any stockholder of any such defect); in the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) Subject to the terms of the Exchange Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.2, (ii) the issuance and delivery of certificates representing the number of shares of Parent Common Stock into which shares of Company Common Stock are converted into the right to receive in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

Section 3.4 Deposit of Merger Consideration.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, at the Effective Time, for exchange in accordance with this Article III, (i) evidence of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(a) equal to the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.14) (collectively, the “Exchange Fund”) and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Parent and the Surviving Entity and shall be paid to Parent or the Surviving Entity, as Parent directs. No investment of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the holders of shares of Company Common Stock at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

Section 3.5 Delivery of Merger Consideration.  As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share immediately prior to the Effective Time a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration, in such form as the Company and Parent may reasonably agree. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which, to the extent it is Stock Consideration, shall be in non-certificated book-entry form) in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

Section 3.6 Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 3.7 Dividends with Respect to Parent Common Stock.  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable with respect to such Certificate in accordance with this Agreement, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 3.8 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Parent Common Stock) to which they are entitled under this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claims with respect thereto.

Section 3.9 No Liability.  None of Parent, Merger Sub, the Company, the Surviving Entity or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.10 Equity Awards.

(a) Restricted Share Units.  Each Company RSU that is outstanding immediately prior to the Effective Time shall, effective immediately prior to the Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any Company RSU, vest in full, and the restrictions with respect thereto shall lapse, such Company RSU shall no longer be outstanding and each share of Company Common Stock deemed to be issued in settlement thereof shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 3.1), subject to Section 3.10(c).

(b) Performance Share Units.  Each Company PSU that is outstanding immediately prior to the Effective Time shall, effective immediately prior to the Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any Company PSU, vest based on the average of the target and maximum payout percentages set forth under the terms of the award agreement applicable to such Company PSU, such Company PSU shall no longer be outstanding and the shares of Company Common Stock deemed to be issued in settlement thereof shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 3.1), subject to Section 3.10(c).

(c) One Election with Respect to Company Equity Awards.  Each holder of any Company RSUs or Company PSUs who receives a Form of Election pursuant to Section 3.3 shall, notwithstanding anything in Section 3.3 to the contrary, but subject to Section 3.2, be permitted to make either a Cash Election or a Stock Election pursuant to Section 3.3 with respect to all (but not less than all) shares of Company Common Stock owned by such holder immediately prior to the Effective Time, including any shares of Company Common Stock which will be deemed issued under or in respect of such holder’s aggregate Company RSUs and/or Company PSUs in accordance with this Section 3.10, as applicable, pursuant to the terms and conditions of this Section 3.10. For the avoidance of doubt, all terms and conditions of this Article III not otherwise contradicted by this Section 3.10 shall apply with respect to all shares of Company Common Stock deemed to be issued under or in respect of such holder’s aggregate Company RSUs and/or Company PSUs, as applicable, in accordance with this Section 3.10; provided, however, that the provisions of this Article III providing for the transfer, exchange or surrender Certificates or Book-Entry Shares shall not apply to Company RSUs or Company PSUs.

(d) Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 3.10.

Section 3.11 Withholding Rights.  Each and any Parent Party, the Company, the Surviving Entity or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as such Parent Party, the Company, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by a Parent Party, the Company, the Surviving Entity or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Parent Party, the Company, the Surviving Entity or the Exchange Agent, as applicable.

Section 3.12 Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.13 Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.14 Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive (aggregating for this purpose all the shares of Parent Common Stock such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a share of Parent Common Stock, multiplied by (b) the per share closing price of Parent Common Stock on the Closing Date on the NASDAQ, as reported in The Wall Street Journal.

Article IV

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to the Parent Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of this Agreement shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2012 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to the Parent Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except, with respect only to each Company Subsidiary that would not constitute a Significant Subsidiary, for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries and each other corporate or non-corporate subsidiary in which the Company owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Company Subsidiary”), including a list of each Company Subsidiary or Other Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary and each Other Company Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes), directly or indirectly, by the Company in and to each Company Subsidiary and each Other Company Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes) by any Person other than the Company or a Company Subsidiary in each Company Subsidiary and, to the knowledge of the Company, each Other Company Subsidiary, and (iv) the classification for U.S. federal income tax purposes of each Company Subsidiary and, to the knowledge of the Company, each Other Company Subsidiary.

(d) Except as set forth in Section 4.1(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Company Subsidiaries or Other Company Subsidiaries, loans to any Taxable REIT Subsidiary of the Company and investments in bank time deposits and money market accounts).

(e) Except as set forth in Section 4.1(e) of the Company Disclosure Letter, the Company has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter, which exemption or Excepted Holder Limit is currently in effect.

(f) There are no partners of the Company Operating Partnership other than the Company and Cole REIT Advisors III, LLC.

Section 4.2 Organizational Documents.  The Company has made available to Parent complete and correct copies of (a) the Company’s charter (the “Company Charter”) and the Company’s bylaws, as amended to date (the “Company Bylaws”), (b) the organizational documents of each Company Subsidiary, each as in effect on the date hereof, and (b) any and all Company Tax Protection Agreements.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 990,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, $0.01 par value per share (the “Company Preferred Stock”). At the close of business on October 22, 2013, (i) 473,649,295 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,283,744 shares of Company Common Stock were reserved for issuance upon the settlement of outstanding Company RSUs, (iv) 591,929 shares of Company Common Stock were reserved for issuance upon the settlement of outstanding Company PSUs (which number assumes a maximum percentage), and (v) 37,820,861 shares of Company Common Stock were available for grant under the Company Equity Plans. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. Section 4.3(a) of the Company Disclosure Letter, sets forth for each holder of Company RSUs or Company PSUs outstanding as of the date of this Agreement (A) the name with respect to the holder of Company RSUs or Company PSUs, as applicable, (B) the maximum number of shares of Company Common Stock issuable in respect of such Company RSUs or Company PSUs, (C) the date of grant of such Company RSUs or Company PSUs, and (D) the vesting schedule and/or performance metrics, as applicable, for such Company RSUs or PSUs. There are no other rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to the Company Common Stock other than the Company RSUs and Company PSUs disclosed on Section 4.3(a) of the Company Disclosure Letter. Each Company RSU grant and each Company PSU grant was made in accordance in all material respects with the terms of the Company Equity Plans and applicable Law. Prior to the Closing (and as close to Closing as reasonably practicable), the Company will provide to Parent a complete and correct list that contains the information required to be provided in Section 4.3(a) of the Company Disclosure Letter, that is correct and complete as of the date such list is provided; provided, however, that delivery of such updated schedule shall not cure any breach of this Section 4.3(a) for purposes of determining whether the applicable closing condition has been satisfied.

(b) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.1(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(c) Except as set forth in this Section 4.3 or in Section 4.3(a) of the Company Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock, shares of Company Preferred Stock or other equity securities of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Equity Plans in the event the grantees otherwise fail to satisfy withholding Tax obligations). Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d) All dividends or other distributions on the shares of Company Common Stock and Company Preferred Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject to receipt of the Company Stockholder Approval, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”), at a duly held meeting, has, by unanimous vote of all of the Company Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other transactions contemplated hereby,

(ii) directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 6.5.

(b) This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter or the Company Bylaws or (B) any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any other Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided that, for the avoidance of doubt, for purposes of this Section 4.5(a) the exceptions set forth in clauses (vi) and (vii) of the definition of “Company Material Adverse Effect” shall not apply to any such conflicts, violations, breaches, defaults or other occurrences in determining whether a Company Material Adverse Effect has occurred).

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iii) the due filing of the Certificate of Merger with the Delaware Secretary, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) such filings as may be required in connection with state and local transfer Taxes, (vi) as may be required under the rules and regulations of the NYSE, (vii) any necessary filing with and approval by FINRA of each Broker’s Continuing Membership Application and (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance With Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14 or Section 4.15 which are addressed solely in those Sections, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14 or Section 4.15), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2012 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) Except as and to the extent disclosed or reserved against on the Company’s most recent balance sheet (or, in the notes thereto) included in the Company SEC Filings, none of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as set forth in Section 4.7(e) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since January 1, 2012 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2012 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) Notwithstanding anything to the contrary in this Section 4.8 or this Agreement, the Company makes no representation or warranty with respect to statements made or incorporated, or omissions included, in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9 Absence of Certain Changes or Events.  Between December 31, 2012 and the date hereof, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course. Between December 31, 2012 and the date hereof, there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of all Benefit Plans established, sponsored, maintained or contributed to (or with respect to which any obligation to contribute has or had been undertaken) by the Company, any Company Subsidiary or any ERISA Affiliate of the Company or any Company Subsidiary for the benefit of current or former employees, directors or consultants of the Company or a Company Subsidiary or their beneficiaries, or with respect to which the Company, any Company Subsidiary or any ERISA Affiliate of the Company or any Company Subsidiary, has or has had any obligation on behalf of any such employee, director, or consultant or beneficiary (each a “Company Benefit Plan,” and collectively, the “Company Benefit Plans”). Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Parent, Merger Sub or any of their respective subsidiaries. Neither the Company, any Company Subsidiary nor any ERISA Affiliate of the Company or any Company Subsidiary has made any promises or has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) The Company has heretofore made available to Parent, with respect to each material Company Benefit Plan, (i) each writing constituting such Company Benefit Plan, including all amendments thereto; (ii) the two (2) most recent annual reports (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the Internal Revenue Service (if applicable); (iv) the two (2) most recent actuarial reports (if applicable); (v) the most recent summary plan description, if any; (vi) all material funding arrangements; and (vii) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors, the U.S. Department of Labor Delinquent Filer Voluntary Program or other government correction program.

(c) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan or cause the imposition of any penalty or Tax liability; (iii) no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) all contributions or other amounts payable by the Company or any Company Subsidiary as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (v) there are no pending, threatened or, to the knowledge of the Company, anticipated claims (other than non-material claims for benefits in accordance with the terms of the Company Benefit Plans and appeals of such claims) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Company or any Company Subsidiary; (vi) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to any Company Benefit Plan; and (vii) no Company Benefit Plan is under, and neither the Company nor any Company Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(d) None of the Company, any Company Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e) Except as provided in this Agreement or applicable Law or as set forth in Section 4.10(e) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of the Company Subsidiaries to severance pay, or any other payment from the Company or any Company Subsidiary, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, consultant or officer.

(f) Except as set forth in Section 4.10(f) of the Company Disclosure Letter, or as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(g) Except as set forth in Section 4.10(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any indemnity obligation with respect to any Company Benefit Plan for any Taxes imposed under Section 4999 or 409A of the Code.

(h) Except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance with Section 409A of the Code.

(i) No Company Benefit Plan is mandated by a government other than the United States or is subject to the Laws of a jurisdiction outside of the United States.

Section 4.11 Labor and Other Employment Matters.

(a) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any Company Subsidiary, (ii) there are no strikes or lockouts with respect to any employees of the Company or any Company Subsidiary (“Company Employees”), (iii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any Company Subsidiary, (iv) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees, and (v) there is no slowdown, work stoppage or similar labor activity in effect or, to the knowledge of the Company, threatened with respect to Company Employees; except, with respect to clauses (ii) through (v) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) unfair labor practices, and (iv) occupational safety and health and immigration.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been no written claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer or director of the Company or any Company Subsidiary at any time during the past four (4) years and, to the knowledge of the Company, no facts exist that could reasonably be expected to give rise to such claims or actions.

(d) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) any individual who performs services for the Company or any Company Subsidiary and who is not treated as an employee for federal income tax purposes by the Company or the Company Subsidiary is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or Company Benefit Plan purposes; (ii) the Company and the Company Subsidiaries have no liability by reason of an individual who performs or performed services for the Company or any Company Subsidiary in any capacity being improperly excluded from participating in a Company Benefit Plan; and (iii) each employee of the Company and the Company Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

(e) The representations and warranties set forth in Sections 4.10 and 4.11 are the Company’s sole and exclusive representations and warranties regarding employee benefit and labor matters.

Section 4.12 Material Contracts.

(a) Except for contracts listed in Section 4.12 of the Company Disclosure Letter or filed as exhibits to the Company SEC Filings, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business;

(iv) other than the Company Charter and the Company Bylaws, is an agreement which obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Company Subsidiary that is not wholly owned, directly or indirectly, by the Company provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Company Subsidiary of the Company or another Company Subsidiary thereunder;

(v) constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(vi) would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement;

(vii) requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease affecting a Company Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease affecting any Company Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) is a dealer manager agreement or similar Contract that contains terms that are materially different than the dealer manager agreements previously filed by the Company with the SEC;

(x) sets forth the operational terms of a joint venture, partnership, limited liability company with a Company Third Party member or strategic alliance of the Company or any Company Subsidiary; or

(xi) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $2,000,000.

Each contract listed on Section 4.12 of the Company Disclosure Letter to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Company Material Contract”.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Litigation.  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending or threatened by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.14 Environmental Matters.

(a) Except as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.14 of the Company Disclosure Letter or in any Phase I or Phase II report listed in Section 4.14 (a)(preamble) of the Company Disclosure Letter:

(i) The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(ii) The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law.

(iv) Except with respect to conditions included in “no further action letters” made available to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law.

(v) Neither the Company nor any Company Subsidiary has assumed, by contract or, to the knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi) Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no Company Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(vii) There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Action under Environmental Law.

(b) None of the transactions contemplated by this Agreement will trigger any filing requirement or other action under any Environmental Law.

(c) This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company.

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Company Third Party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no Company Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

(c) This Section 4.15 contains the exclusive representations and warranties of the Company with respect to intellectual property matters.

Section 4.16 Properties.

(a) Section 4.16(a) (Part I) of the Company Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by the Company or any Company Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a

“Company Property” and collectively referred to herein as the “Company Properties”). Section 4.16(a) (Part II) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract or signed letter of intent by the Company or a Company Subsidiary for purchase or sale by the Company or such Company Subsidiary or which is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary after the date of this Agreement. Except as set forth in Section 4.16(a) (Part II) of the Company Disclosure Letter, there are no real properties that the Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date. Section 4.16(a) (Part III) of the Company Disclosure Letter sets forth a list of all commissions, fees and other amounts payable (or to become payable) in connection with the disposition of each Company Property that is currently under contract for sale, being marketed or held for sale by the Company or a Company Subsidiary.

(b) The Company or a Company Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the purposes of this Agreement, “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated.

(c) To the knowledge of the Company, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company Properties (x) are supplied with utilities and other services reasonably required for their continued operation as they are now being operated and (y) are in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent.

(d) To the knowledge of the Company, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the rent rolls for each of the Company Properties, as of September 30, 2013, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, and the schedules with respect to the Company Properties subject to triple-net leases, which schedules have previously been made available to Parent, correctly reference each lease or sublease that was in effect as of September 30, 2013 and to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Company Leases”) and (ii) Section 4.16(e) of the Company Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Company Lease (which security deposits are in the amounts required by the applicable Company Lease).

(f) True and complete in all material respects copies of (i) all ground leases affecting the interest of the Company or any Company Subsidiary in the Company Properties and (ii) all Company Leases (collectively, the “Specified Company Leases”), in each case in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions through the date hereof related thereto, have been made available to Parent. Except as set forth on Section 4.16(f) of the Company Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (1) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Specified Company Lease, (2) neither the Company nor any Company Subsidiary is in receipt of any rent under any Company Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Specified Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor any Company Subsidiary is party to any oral Company Lease.

(g) The Company and each Company Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.

(h) To the knowledge of the Company, Section 4.16(h) of the Company Disclosure Letter lists each Company Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, in each case other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business being performed by the Company or a Company Subsidiary that are individually in the amount of $250,000 or less.

(i) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 4.16(i) of the Company Disclosure Letter sets forth all leased personal property of the Company or any Company Subsidiary with monthly lease obligations in excess of $100,000 and that are not terminable upon thirty (30) days’ notice.

(j) Section 4.16(j) of the Company Disclosure Letter lists the parties currently providing third-party property management services to the Company or a Company Subsidiary and the number of facilities currently managed by each such party.

(k) Except as set forth on Section 4.16(k) of the Company Disclosure Letter, (i) none of the Company, any Company Subsidiary or Other Company Subsidiary is an obligor under any Indebtedness and (ii) no Company Property is subject to any Indebtedness, in each case, that imposes a distribution blocker, cash trap, cash sweep or similar restriction on the right of the applicable borrower to receive distributions of cash flow from the applicable underlying Company Property.

Section 4.17 Taxes.  Except as expressly set forth in Section 4.17 of the Company Disclosure Letter:

(a) The Company and each Company Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return. True and materially complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by the Company and each Company Subsidiary with respect to the taxable years ending on or after December 31, 2009 have been provided or made available to representatives of Parent.

(b) The Company (i) for its taxable years commencing with the Company’s initial taxable year that ended on December 31, 2009 and through and including its taxable year ended December 31, 2012 (and, for the purposes of Section 7.2(a), through and including its taxable year ending December 31, 2013, if the Closing Date occurs in the taxable year ending December 31, 2014) has been subject to taxation as a real estate investment trust within the meaning of and under the provisions of Sections 856 et seq. of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for such taxable years; (ii) has operated since January 1, 2013 (and, for the purposes of Section 7.2(a), January 1, 2014, if the Closing Date occurs in the taxable year ending December 31, 2014) to the date hereof in such a manner so as to qualify as a REIT for U.S. federal Tax purposes; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or that ends on the Closing Date) through to the Merger (and the consummation thereof) in such a manner so as to qualify as a REIT for its taxable year that will end with Merger (and consummation thereof); and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s knowledge, threatened.

(c) Each Company Subsidiary and Other Company Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.

(d) Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any material Taxes or material Tax Returns of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) neither the Company nor any Company Subsidiary has in the past three years received a written claim by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction and (vi) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f) Since the Company’s formation, (i) neither the Company nor any Company Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any Company Subsidiary.

(g) The Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Company Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of the Company threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any agreement to which the Company or any Company Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of partnership units of the Company Operating Partnership or any other partnership interest in any Company Subsidiary Partnership (“Relevant Company Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Company Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Company Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Company Subsidiary Partnership or the holder of interests in such Company Subsidiary Partnership in connection with any transaction or other action. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary or Other Company Subsidiary that is a partnership for U.S. federal income tax purposes.

(i) There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements and Company Tax Protection Agreements.

(l) Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise.

(m) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n) Neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

Section 4.18 Insurance.  The Company has made available to Parent copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in the Company’s possession providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Specified Company Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. To the knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor.  The Company Board has received the oral opinion of Goldman, Sachs & Co. (“Goldman Sachs”), to be confirmed in writing, to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Cash Consideration and Stock Consideration, taken in the aggregate, to be paid to the holders of the Company Common Stock (other than Parent and its Affiliates) is fair, from a financial point of view, to such holders.

Section 4.20 Takeover Statutes.  None of the Company or any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Parent as defined in Section 3-601 of the MGCL. The Company Board has (a) taken all action necessary to render inapplicable to the Merger: (i) the provisions of Subtitle 6 of Title 3 of the MGCL and (ii) Subtitle 7 of Title 3 of the MGCL; and (b) incorporated the requisite exemptions in the Company Bylaws or by resolution of the Company Board.

Section 4.21 Vote Required.  The affirmative vote of the holders of shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter (the “Company Stockholder

Approval”) is the only vote of the holders of any class or series of shares of stock of the Company necessary to approve the Merger and the other transactions contemplated hereby.

Section 4.22 Brokers.  Except as set forth in Section 4.22 of the Company Disclosure Letter, no broker, finder or investment banker (other than Goldman Sachs, in an amount not to exceed the amount set forth in Section 4.22 of the Company Disclosure Letter pursuant to the terms of the engagement letter between the Company and Goldman Sachs, a true, complete and correct copy of which has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Investment Company Act.  Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions.  Except as set forth in Section 4.24 of the Company Disclosure Letter or in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2012 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 Broker Regulatory Matters.

(a) Each Broker is, and at all times has been, duly registered, licensed or qualified as a Broker-Dealer under the Exchange Act and in each jurisdiction where the conduct of such Broker’s business requires such registration, licensing or qualification, and is, and at all times has been, in compliance with all applicable Laws requiring any such registration, licensing or qualification except, in each case, where the failure to be so registered, licensed or qualified has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b) Copies of the Uniform Application for Broker-Dealer Registration on Form BD of each Broker on file with the SEC, reflecting all amendments thereto that are in effect as of the date of this Agreement (the “Form BD”), and all FOCUS reports, amendments and updates for the period ended June 30, 2013 filed by each Broker with the SEC, have been made available to Parent and Merger Sub prior to the date of this Agreement. Such forms are in compliance with the applicable requirements of the Exchange Act except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Broker is a member in good standing of FINRA and each other Governmental Authority with respect to which the conduct of its business requires membership or association. Other than the Brokers, no Company Subsidiary is a registered or unregistered Broker-Dealer.

(d) Each Broker has in effect as of the date of this Agreement a blanket broker-dealer fidelity bond identified on Section 4.25(d) of the Company Disclosure Letter, except where the failure to have such a bond has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Each Broker has established, maintains and enforces written compliance, supervisory and control policies and procedures in compliance in all material respects with applicable Laws, FINRA Rules 3010 and 3012 and Section 15(g) of the Exchange Act. Each Broker has been and remains in compliance in all material respects with such compliance, supervisory and control policies and procedures. The compliance, supervisory and control policies and procedures that have been adopted by each Broker are identified in Section 4.25(e) of the Company Disclosure Letter. Complete and correct copies of each of such policies and procedures have been made available to Parent and Merger Sub in the form in effect on the date of this Agreement.

(f) Each Broker’s officers, employees and independent contractors who is required to be registered, licensed or qualified with any Governmental Authority as a registered principal or registered representative is duly and properly registered, licensed or qualified as such, and has been so registered, licensed or qualified at all times while in the employ or under contract with such Broker, and such licenses are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except as the failure to be so registered has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) None of the Brokers or any of their respective directors, officers, employees, registered representatives or “associated persons” (as defined in the Exchange Act) is the subject of any material disciplinary proceedings or Orders of any Governmental Authority arising under applicable Laws which would be required to be disclosed on Form BD or Form U4 or U5 of an associated person that are not so disclosed on such Form BD or Form U4 or U5, and no such disciplinary proceeding or Order is pending or threatened against any Broker or pending or threatened against the other persons referred to above. Except as disclosed on the Form BD or Form U4 or U5, none of the Brokers nor any of their respective directors, officers, employees, registered representatives or associated persons has been permanently enjoined by any Order from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security. Except as disclosed on the Form BD or Form U4 or U5, none of the Brokers nor any of their respective directors, officers, employees or associated persons is ineligible to serve as a Broker-Dealer or an associated person of a Broker-Dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification,” as defined in Section 3(a)(39) of the Exchange Act).

(h) Each of the Brokers has timely made or given all material filings, applications, notices and amendments with or to each Governmental Authority that regulates such Broker or its business and all such filings, applications, notices and amendments are accurate, complete and up-to-date in all material respects and the Broker has received all consents, orders, authorizations, permissions, registrations, licenses, approvals, qualifications, designations and declarations necessary in order for it to conduct its business as currently conducted in all material respects.

(i) Copies of all examination reports by any Governmental Authority relating to each of the Brokers which have been made from January 1, 2010 to the date hereof have been made available to Parent and Merger Sub.

(j) The Company has made available to Parent and Merger Sub a list of all material customer complaints, including those reportable to FINRA pursuant to FINRA Rule 4530 or on any Form U4, which have been made from January 1, 2010 to the date hereof against any Broker, or any of their representatives and which are set forth in Section 4.25(j) of the Company Disclosure Letter. Except as set forth in Section 4.25(j) of the Company Disclosure Letter, as of the date of this Agreement, no customer complaints reportable pursuant to FINRA Rule 4530 or on Form U-4 are pending, or to the knowledge of the Company, threatened.

(k) Each Broker is in compliance with all applicable regulatory net capital requirements, including any applicable “early warning” and “expansion-contraction” capital requirements, and no distribution of cash is required to be made by any Broker that will result in the Broker not being in compliance with such applicable regulatory net capital requirements. Each Broker is in compliance with all applicable regulatory requirements for the protection of customer or Client funds and securities. No Broker has made any withdrawals from any reserve bank account it is required to maintain pursuant to SEC Rule 15c3-3(e), except as permitted by SEC Rule 15c3-3(g).

Section 4.26 Mortgage Backed Securities.

(a) Except as set forth in Section 4.26(a) of the Company Disclosure Letter, the Company or a Company Subsidiary is the sole owner of each of the mortgage backed securities set forth in Section 4.26(a) of the Company Disclosure Letter (collectively, the “Company MBS”) and the related certificates and other instruments evidencing ownership of the Company MBS, free and clear of any Liens, except for the Liens set forth in Section 4.26(a) of the Company Disclosure Letter and Company Permitted Liens, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 4.26(b) of the Company Disclosure Letter and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary (i) is in default in the performance of any of its obligations under any pooling and servicing agreements, trust and servicing agreements, trust agreements, servicing agreements or other similar documents providing for the creation of the Company MBS or the servicing of the mortgage loans underlying the Company MBS (collectively, the “Company Principal MBS Agreements”) or (ii) has received any written notice of any default by any master servicer of any Company MBS.

(c) Except as set forth in Section 4.26(c) of the Company Disclosure Letter, there are no material agreements (other than the Company Principal MBS Agreements) between the Company or any Company Subsidiary and the master servicer with respect to any series of Company MBS.

Section 4.27 Mortgage Loans.

(a) Except as set forth in Section 4.27(a) of the Company Disclosure Letter, the Company or a Company Subsidiary is the sole owner of each of the mortgage loans set forth in Section 4.27(a) of the Company Disclosure Letter (collectively, the “Company Mortgage Loans”) and is the sole owner or beneficiary of or under any related notes (collectively, the “Company Mortgage Notes”), deeds of trust, mortgages, security agreements, guaranties, indemnities, financing statements, assignments, endorsement, bonds, letters of credit, accounts, insurance contracts and policies, credit reports, tax returns, appraisals, escrow documents, participation agreements (if applicable), loan files, servicing files and all other documents evidencing or securing the Company Mortgage Loans (collectively, the “Company Mortgage Files”), in each case, free and clear of any Liens, except for Company Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.27(a) of the Company Disclosure Letter, the principal amount of each of the Company Mortgage Loans fully amortizes in accordance with the initial term of the underlying lease collaterally assigned to the applicable mortgage lender as security for such Company Mortgage Loan.

(b) Except as set forth in Section 4.27(b) of the Company Disclosure Letter, (i) the lien of each Company Mortgage is subject only to “Permitted Exceptions” which consist of the following: (A) Company Permitted Liens; (B) Liens affecting title acceptable to prudent mortgage lending institutions generally; (C) rights of tenants with no options to purchase or rights of first refusal to purchase, except as disclosed in the Company Mortgage Files that have been made available to Parent; and (D) other matters which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) each of the Company Mortgage Loans has generally been serviced in accordance with the terms of the related mortgage note and pooling and servicing agreements and otherwise in accordance with industry accepted servicing practices, except for events that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) there is no delinquency in the payments of principal and interest required to be made under the terms of any Company Mortgage Loan in excess of 30 days beyond the applicable due date that has occurred or in any other payments required to be made under the terms of any Company Mortgage Loan (inclusive of any applicable grace or cure period) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in Section 4.27(c) of the Company Disclosure Letter or in the applicable Company Mortgage File (copies of which have been made available to Parent), the Company has no knowledge of (i) any written notice asserting any offset, defense (including the defense of usury), claim (including claims of lender liability), counterclaim or right to rescission with respect to any Company Mortgage Loan, Company Mortgage Note or other related agreements, (ii) any uncured monetary default in excess of 30 days or event of acceleration existing under any Company Mortgage or the related Company Mortgage Note or (iii) any uncured non-monetary default, breach, violation or event of acceleration existing beyond the applicable grace or cure period under any Company Mortgage or the related Company Mortgage Note, except, in each case, for notices, violations, breaches, defaults or events of acceleration that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.28 Securities and Commodities Laws.  As of the Closing Date, neither the Company nor any Company Subsidiary will be required to be registered as an investment adviser under the Investment Advisers Act or the Laws of any state, or as a commodity trading adviser or commodity pool operator under the Commodity Exchange Act of 1936, as amended, and the rules and regulations promulgated thereunder.

Section 4.29 Fees and Disbursements of Special Legal Counsel.  The Company has provided to Parent a true, complete and correct copy of a letter agreement between the Company and the outside legal counsel set forth on Section 4.29 of the Company Disclosure Letter, which provides that the legal fees and disbursements of such outside legal counsel payable by the Company Entities in respect of the transactions contemplated by this Agreement, including the preparation and negotiation of this Agreement, the preparation of the Joint Proxy Statement and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement, will not exceed the amount set forth in Section 4.29 of the Company Disclosure Letter.

Section 4.30 No Other Representations or Warranties.  Except for the representations and warranties contained in Article V, the Company acknowledges that neither Parent nor any other Person on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

Article V

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Except (a) as set forth in the disclosure letter that has been prepared by the Parent Parties and delivered by the Parent Parties to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of Agreement shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein), or (b) as disclosed in publicly available Parent SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2012 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Parent Parties hereby jointly and severally represent and warrant to the Company that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Section 5.1(d) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries and each other corporate or non-corporate subsidiary in which Parent owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Parent Subsidiary”), including a list of each Parent Subsidiary or Other Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary and each Other Parent Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes), directly or indirectly, by Parent in and to each Parent Subsidiary and each Other Parent Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes) by any Person other than Parent or a Parent Subsidiary in each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary, and (iv) the classification for U.S. federal income tax purposes of each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary.

(e) Except as set forth in Section 5.1(e) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Parent Subsidiaries or Other Parent Subsidiaries, loans to any Taxable REIT Subsidiary of Parent and investments in bank time deposits and money market accounts).

Section 5.2 Organizational Documents.  Parent has made available to the Company complete and correct copies of (a) Parent’s charter (the “Parent Charter”), and bylaws, as amended to date (the “Parent Bylaws”), (b) the organizational documents of each Parent Subsidiary, each as in effect on the date hereof, including Merger Sub’s certificate of formation and (b) any and all Parent Tax Protection Agreements.

Section 5.3 Capital Structure.

(a) As of the date hereof, the authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock, 10,000,000 shares of manager’s stock, par value $0.01 per share (the “Manager’s Stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share, of which 545,454 shares have been designated as shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), 283,018 shares have been designated as shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock ”), and 28,398,213 shares have been designated as shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and, together with the Series A Preferred Stock, the Series B Preferred Stock,

the Series D Preferred Stock (as defined below), the Series E Preferred Stock (as defined below) and the Series F Preferred Stock (as defined below), the “Parent Preferred Stock”). On September 15, 2013, Parent entered into a convertible preferred stock purchase agreement with unaffiliated third parties pursuant to which Parent agreed to sell shares of Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”), and pursuant to the Articles Supplementary relating to the Series D Preferred Stock, which will be filed with the SDAT prior to the closing of the offering, after August 31, 2014, the holders of the Series D Preferred Stock may elect to require Parent to redeem or convert the Series D Preferred Stock, and upon any such election, Parent may, at its option, convert the Series D Preferred Shares into shares of Parent Common Stock or shares of Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock”) or redeem for cash, in each case as more fully described in the Current Report on Form 8-K filed by Parent with the SEC on September 16, 2013. On October 6, 2013, the Parent Board approved the classification, designation and issuance of 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Parent (the “Series F Preferred Stock”). As of the date hereof, no shares of Manager’s Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock are issued and outstanding. The Parent Common Stock, Manager’s Stock and the Parent Preferred Stock are referred to herein as the “Parent Stock.” At the close of business on October 21, 2013: (i) 185,448,022 shares of Parent Common Stock were issued and outstanding, (ii) 0 shares of Series A Preferred Stock were issued and outstanding, (iii) 0 shares of Series B Preferred Stock were issued and outstanding, (iv) 28,398,213 shares of Series C Preferred Stock were issued and outstanding, and (v) 19,449,968 shares of Parent Common Stock were reserved for issuance under Parent’s Equity Plan and Parent’s Non-Executive Director Stock Plan (together, the “Parent Stock Plans”). All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and all shares of Parent Common Stock to be issued as the Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. No class or series of capital stock of Parent is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Stock may vote.

(b) All of the Merger Sub Interests are owned by, and have always been owned by, Parent. All of the Merger Sub Interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Interests may vote.

(c) All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 5.3(c) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Parent Subsidiaries that is a Significant Subsidiary, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Parent Subsidiary or which would require any Parent Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(d) Except as set forth in this Section 5.3 or in Section 5.3(d) of the Parent Disclosure Letter, with respect to the Parent Stock Plans or pursuant to the terms of the Parent Preferred Stock as of the date of this Agreement, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Interests or other equity securities, rights, options, stock or unit appreciation rights, phantom stock or units, dividend equivalents or similar rights or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Stock Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Interests or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

(e) All dividends or other distributions on the shares of Parent Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(f) To the knowledge of Parent, Parent has provided to the Company full and complete information regarding the ownership interests of Nicholas S. Schorsch and the officers and directors of Parent in AR Capital, LLC, RCS Capital Corporation and ARC Properties Advisors, LLC (including ownership of any securities or other interests convertible into stock, equity, management or other interests of the foregoing entities).

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and limited liability company action, and no other corporate or limited liability company proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject, with respect to the issuance of Parent Common Stock in connection with the Merger, to receipt of the Parent Stockholder Approval and the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”), at a duly held meeting, has, by unanimous vote of all of the Parent Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other transactions contemplated hereby, (ii) directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of the issuance of shares of Parent Common Stock in connection with the Merger and to include such recommendation in the Joint Proxy Statement.

(b) This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 5.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 5.5(a) of the Parent Disclosure Letter, the execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub will not, (i) assuming receipt of the Parent Stockholder Approval, conflict with or violate any provision of (A) the Parent Charter or the Parent Bylaws or Merger Sub’s certificate of formation or limited liability company agreement or (B) any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub, or any Parent Subsidiary or by which any property or asset of Parent, Merger Sub, or any Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent, or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub, or any Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Merger Sub or any Parent Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NASDAQ, (iii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iv) the due filing of the Certificate of Merger with the Delaware Secretary, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, (vii) any necessary filing with and approval by FINRA of each Broker’s Continuing Membership Application and (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Permits; Compliance With Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Merger Sub and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub and each other Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All applications required to have been filed for the renewal of Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any claim or notice nor has any knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) None of Parent, Merger Sub or any other Parent Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound (except for Laws addressed in Section 5.10, Section 5.14, Section 5.15 or Section 5.17), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.14), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7 SEC Filings; Financial Statements.

(a) Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2012 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with

GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) Except as and to the extent disclosed or reserved against on Parent’s most recent balance sheet (or, in the notes thereto) included in the Parent SEC Filings, none of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e) Except as set forth in Section 5.7(e) of the Parent Disclosure Letter, to the knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since January 1, 2012 which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2012 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

Section 5.8 Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) Notwithstanding anything to the contrary in this Section 5.8 or this Agreement, neither Parent nor Merger Sub makes any representation or warranty with respect to statements made or incorporated, or omissions included, in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9 Absence of Certain Changes or Events.  Between December 31, 2012 and the date hereof, except as contemplated by this Agreement or set forth on Section 5.9 of the Parent Disclosure Letter, Parent, Merger Sub and each other Parent Subsidiary has conducted its business in all material respects in the ordinary course. Between December 31, 2012 and the date hereof, there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10 Employee Benefit Plans.

(a) Other than the Parent Stock Plans, the Parent and the Parent Subsidiaries do not, and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Parent, Merger Sub or any of their respective subsidiaries. Parent intends to adopt Benefit Plans in connection with the Self-Management, however, except as specifically provided in this Agreement, neither Parent, any Parent Subsidiary nor any ERISA Affiliate of Parent or any Parent Subsidiary has made any promises or has any contract, plan or commitment, whether or not legally binding, to adopt any Benefit Plan.

(b) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect: (i) each Parent Stock Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) all contributions or other amounts payable by Parent or any Parent Subsidiary as of the date hereof with respect to each Parent Stock Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); and (iii) there are no pending, threatened or, to the knowledge of Parent, anticipated claims (other than non-material claims for benefits in accordance with the terms of the Company Benefit Plans and appeals of such claims) by, on behalf of or against any of the Parent Stock Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Parent or any Parent Subsidiary.

(c) Except as provided in this Agreement or applicable Law or as set forth in Section 5.10(c) of the Parent Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of Parent or any of the Parent Subsidiaries to severance pay, or any other payment from Parent or any Parent Subsidiary, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, consultant or officer.

(d) None of Parent, Merger Sub, any Parent Subsidiary or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e) Except as set forth in Section 5.10(e) of the Parent Disclosure Letter, or as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(f) Except as set forth in Section 5.10(f) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary has any indemnity obligation with respect to the Parent Stock Plans for any Taxes imposed under Section 4999 or 409A of the Code.

(g) Except as individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Stock Plan has been operated and administered in compliance with Section 409A of the Code.

(h) The Parent Stock Plans are not mandated by a government other than the United States or is subject to the Laws of a jurisdiction outside of the United States.

Section 5.11 Labor and Other Employment Matters.  Neither Parent nor any Parent Subsidiary has, or has ever had, any employees.

Section 5.12 Material Contracts.

(a) Except for contracts listed in Section 5.12 of the Parent Disclosure Letter or filed as exhibits to the Parent SEC Filings, as of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary, except for any Parent Lease or any ground lease affecting any Parent Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Parent or any Parent Subsidiary, or that otherwise restricts the lines of business conducted by Parent or any Parent Subsidiary or the geographic area in which Parent or any Parent Subsidiary may conduct business;

(iv) other than the Parent Charter or the Parent Bylaws, is an agreement which obligates Parent or any Parent Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Parent or any Parent Subsidiary pursuant to which Parent or the Parent Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Parent Subsidiary of Parent or another Parent Subsidiary thereunder;

(v) constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(vi) would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement;

(vii) requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Parent Lease or a ground lease affecting a Parent Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Parent Lease or any ground lease affecting any Parent Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Parent or any Parent Subsidiary; or

(x) constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances made pursuant to and expressly disclosed in the Parent Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Parent Lease with respect to the development, construction, or equipping of Parent Properties or the funding of improvements to Parent Properties) in an amount in excess of $2,000,000.

Each contract listed on Section 5.12 of the Parent Disclosure Letter to which Parent or any Parent Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Parent Material Contract”.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.13 Litigation.  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or as set forth in Section 5.13 of the Parent Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened by or before any Governmental Authority, nor, to the knowledge of Parent, is there any investigation pending or threatened by any Governmental Authority, in each case, against Parent, Merger Sub or any other Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(ii) Parent and each Parent Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order under Environmental Law has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(iv) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(v) Neither Parent nor any Parent Subsidiary has assumed, by contract or, to the knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi) Neither Parent nor any Parent Subsidiary has caused, and to the knowledge of Parent, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Parent or any Parent Subsidiary under any Environmental Law.

(vii) There is no site to which Parent or any Parent Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of Parent, is or may become the subject of any Action under Environmental Law.

(b) This Section 5.14 contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15 Intellectual Property.

(a) Section 5.15(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent, Merger Sub and the other Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent, Merger Sub or any other Parent Subsidiary, and (iv) to the knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent, Merger Sub or any other Parent Subsidiary. Parent, Merger Sub and the other Parent Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

(c) This Section 5.15 contains the exclusive representations and warranties of Parent and Merger Sub with respect to intellectual property matters.

Section 5.16 Properties.

(a) Section 5.16(a) (Part I) of the Parent Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by Parent or any Parent Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Parent Property” and collectively referred to herein as the “Parent Properties ”). Section 5.16(a) (Part II) of the Parent Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract or signed letter of intent by Parent or a Parent Subsidiary for purchase by Parent or such Parent Subsidiary or which is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary after the date of this Agreement. Immediately following the consummation of each of the ARCT IV Merger and the CapLease Merger, each of the properties indirectly acquired by Parent as a result of the applicable transaction shall be deemed to be Parent Properties for purposes of this Section 5.16(a), and Parent will use commercially reasonable efforts to provide to the Company, within twenty (20) Business Days following the consummation of each such transaction, a supplement to Section 5.16(a) (Part I) of the Parent Disclosure Letter listing the properties indirectly acquired by Parent as a result thereof.

(b) Parent or a Parent Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. For the purposes of this Agreement, “Parent Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Parent Title Insurance Policies made available by or on behalf of Parent, Merger Sub or any Parent Subsidiary to the Company prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor, or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as currently used and operated.

(c) To the knowledge of Parent, except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Properties (x) are supplied with utilities reasonably required for their continued operation as they are now being operated and (y) are, to the knowledge of Parent, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to the Company.

(d) To the knowledge of Parent, except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) the rent rolls for each of the Parent Properties, as of September 30, 2013, which rent rolls have previously been made available by or on behalf of the Parent or any Parent Subsidiary to the Company, and the schedules with respect to the Parent Properties subject to triple-net leases, which schedules have previously been made available to the Company, correctly reference each lease or sublease that was in effect as of September 30, 2013 and to which Parent or the Parent Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parent Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Parent Leases”) and (ii) Section 5.16(e) of the Parent Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Parent Lease (which security deposits are in the amounts required by the applicable Parent Lease). Immediately following the consummation of each of the ARCT IV Merger and the CapLease Merger, each of the leases or subleases (including any triple-net leases) to which Parent or the Parent Subsidiaries are parties as lessors or sublessors with respect to each of the properties indirectly acquired by Parent as a result of the applicable transaction shall be deemed to be Parent Leases for purposes of this Section 5.16(e), and Parent shall use commercially reasonably efforts to provide to the Company, within twenty (20) Business Days following the consummation of each such transaction, a supplement to Section 5.16(e) of the Parent Disclosure Letter updated to include such new Parent Leases; provided that the fact that the rent rolls and schedules for such new Parent Leases have not been made available to the Company on or prior to the date of this Agreement shall not be deemed to be a violation of this Section 5.16(e).

(f) True and complete in all material respects copies of (i) all ground leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties and (ii) all Parent Leases (collectively, the “Specified Parent Leases”), in each case, as such Specified Parent Lease is in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions through the date hereof related thereto, have been made available to the Company. Except as set forth in Section 5.16(f) of the Parent Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (1) none of Parent, Merger Sub or any other Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Specified Parent Lease, (2) none of Parent, Merger Sub or any other Parent Subsidiary is in receipt of any rent under any Parent Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Specified Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent, Merger Sub or any other Parent Subsidiary and, to the knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Parent, Merger Sub or any other Parent Subsidiary is party to any oral Parent Lease.

(g) Parent and each Parent Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title Insurance Policy in the possession of the Parent has been made available to the Company. No written claim has been made against any Parent Title Insurance Policy, which, individually or in the aggregate, would be material to any Parent Property.

(h) To the knowledge of Parent, Section 5.16(h) of the Parent Disclosure Letter lists each Parent Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, in each case other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business being performed by Parent or a Parent Subsidiary that are individually in the amount of $250,000 or less.

(i) Parent, Merger Sub and the other Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (in each case, other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent’s, Merger Sub’s or any other Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Section 5.16(i) of the Parent Disclosure Letter sets forth all leased personal property of Parent or any Parent Subsidiary with monthly lease obligations in excess of $1,000,000 and that are not terminable upon thirty (30) days’ notice.

(j) Section 5.16(j) of the Parent Disclosure Letter lists the parties currently providing third-party property management services to Parent or a Parent Subsidiary and the number of facilities currently managed by each such party.

Section 5.17 Taxes.  Except as expressly set forth in Section 5.17 of the Parent Disclosure Letter:

(a) Parent and each Parent Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return. True and materially complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by Parent and each Parent Subsidiary with respect to the taxable years ending on or after December 31, 2011 have been provided or made available to representatives of the Company.

(b) Parent (i) for all of its taxable years commencing with Parent’s initial taxable year that ended on December 31, 2011 and through and including its taxable year ended December 31, 2012 (and, for purposes of Section 7.3(a), through and including its taxable year ending December 31, 2013, if the Closing Date occurs in the taxable year ending December 31, 2014) has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years; (ii) has operated since January 1, 2013 (and, for purposes of Section 7.3(a), January 1, 2014, if the Closing Date occurs in the taxable year ending December 31, 2014) to the date hereof in such a manner so as to qualify as a REIT for U.S. federal Tax purposes; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes the Closing Date) in such a manner so as to qualify as a REIT for its taxable year that will end December 31 of the year that includes the Merger (and consummation thereof); and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s knowledge, threatened.

(c) Each Parent Subsidiary and Other Parent Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.

(d) None of Parent or any Parent Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any material Taxes or material Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) neither Parent nor any Parent Subsidiary has in the past three years received a written claim by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction; and (vi) neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f) Since Parent’s formation, (i) neither Parent nor any Parent Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any Parent Subsidiary.

(g) Parent and each Parent Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Parent Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of Parent threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Parent Tax Protection Agreement. As used herein, “Parent Tax Protection Agreements” means any agreement to which Parent or any Parent Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of Parent Partnership Units or any other partnership interest in any Parent Subsidiary Partnership (“Relevant Parent Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Parent Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Parent Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Parent Subsidiary Partnership or the holder of interests in such Parent Subsidiary Partnership in connection with any transaction or other action. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary or Other Parent Subsidiary that is a partnership for U.S. federal income tax purposes.

(i) There are no material Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements and Parent Tax Protection Agreements.

(l) Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise.

(m) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n) Neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o) Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement.

Section 5.18 Insurance.  Parent has made available to the Company copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in Parent’s possession providing coverage for all Parent Properties (the “Parent Insurance Policies”). The Parent Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Specified Parent Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no claim for coverage by Parent, Merger Sub or any other Parent Subsidiary pending under any of the Parent Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all premiums payable under all Parent Insurance Policies have been paid, and Parent, Merger Sub and the other Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Parent Insurance Policies. To the knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and no written notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19 Opinion of Financial Advisor.  The Parent Board has received the oral opinion of Barclays Capital Inc. (to be confirmed in writing) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters referred to therein, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

Section 5.20 Vote Required.  The affirmative vote of not less than a majority of the votes cast by the holders of Parent Common Stock (provided that the total vote cast represents over fifty percent (50%) in interest in all Parent Common Stock) at the Parent Stockholder Meeting to approve the issuance of Parent Common Stock in connection with the Merger (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of Parent or Merger Sub necessary to approve the Merger and the other transactions contemplated hereby, including the issuance of Parent Common Stock in connection with the Merger.

Section 5.21 Brokers.  No broker, finder or investment banker (other than Barclays Capital Inc. and RCS Capital, a division of Realty Capital Securities, LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.

Section 5.22 Investment Company Act.  None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.23 Sufficient Funds.  At the Effective Time, Parent will have available, and Parent will provide Merger Sub with sufficient cash or lines of credit available to pay (i) the Cash Consideration, (ii) any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.14 and (iii) any and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and any related fees and expenses.

Section 5.24 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly by Parent.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.25 Takeover Statutes.  None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. The Parent Board has (a) taken all action necessary to render inapplicable to the Merger: (i) the provisions of Subtitle 6 of Title 3 of the MGCL and (ii) Subtitle 7 of Title 3 of the MGCL; and (b) incorporated the requisite exemptions in the Parent Bylaws or by resolution of the Parent Board.

Section 5.26 Affiliate Transactions.  Except as set forth in Section 5.26 of the Parent Disclosure Letter or as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2012 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.27 ARCT IV Merger Agreement.

(a) As of the date hereof, the ARCT IV Merger Agreement is in full force and effect in the form filed with the SEC on July 2, 2013, as amended by the amendments filed with the SEC on October 7, 2013 and October 16, 2013 (as Annex E to Pre-Effective Amendment No. 3 to the Form S-4 Registration Statement (Registration No. 333-190056)), and has not been amended or modified (nor has any material right of Parent or Thunder Acquisition, LLC under the ARCT IV Merger Agreement been waived). As of the date hereof, to Parent’s and Merger Sub’s knowledge, there is no event, circumstance, change or effect that would, or would be reasonably likely to, cause the failure of any of the conditions set forth in Article VII of the ARCT IV Merger Agreement.

(b) As of the date hereof, the Parent SEC Filings describe in all material respects all fees anticipated to be paid to the ARCT IV advisor or its Affiliates in connection with the ARCT IV Merger, as estimated in good faith by Parent.

Section 5.28 CapLease Merger Agreement.  As of the date hereof, the CapLease Merger Agreement is in full force and effect in the form filed with the SEC on May 28, 2013, and has not been amended or modified (nor has any material right of Parent or Safari Acquisition, LLC under the CapLease Merger Agreement been waived). As of the date hereof, to Parent’s and Merger Sub’s knowledge, there is no event, circumstance, change or effect that would, or would be reasonably likely to, cause the failure of any of the conditions set forth in Article VII of the CapLease Merger Agreement.

Section 5.29 No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

Article VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(c) of the Company Disclosure Letter, the Company shall, and shall cause each of the other Company Entities to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice (including performance of its obligations under each of the categories of Contracts described in Section 6.1(c)(xxiii)), and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or the Company Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers, maintain all Company Insurance Policies, and maintain the status of the Company as a REIT. The consent of Parent shall be deemed to have been given for purposes of this Section 6.1(a) and Section 6.1(c) if Parent does not object in writing within five (5) Business Days from the date on which the written request for such consent is provided by the Company to Parent.

(b) The Company shall (i) use its commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.3(e) and Section 7.3(f), (ii) deliver to Wachtell, Lipton, Rosen & Katz and Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz and Proskauer Rose LLP to render the opinion described in Section 7.2(f) and Section 7.3(f) , respectively on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, (a “Company Tax Representation Letter”) and (iii) deliver to Morris, Manning & Martin, LLC an officer’s certificate, dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Morris, Manning & Martin, LLC to render the opinion described in Section 7.2(e) on the Closing Date.

(c) Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or 6.1(c) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any other Company Entity to, do any of the following (provided that, for the avoidance of doubt, taking action on behalf of any Non-Traded REIT or any other pooled investment vehicle in place as of the date of this Agreement (other than those actions described in clause (xxiii) below) in its capacity as an advisor to a Non-Traded REIT or other pooled investment vehicle in place as of the date of this Agreement shall not be deemed a violation of this Section 6.1(c)):

(i) amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary), waive the stock ownership limit under the Company Charter or create an Excepted Holder Limit (as defined in the Company Charter);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company or any Company Subsidiary (other than any wholly-owned Company Subsidiary);

(iii) declare, set apart or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular daily dividends, payable monthly for full monthly periods in accordance with past practice at a rate not to exceed a monthly rate of $0.06 per share of Company Common Stock, (B) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, (C) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary, and (D) dividend equivalents accrued or paid with respect to the Company PSUs and Company RSUs; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(c)(iii), and subject to Section 6.18, the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code or avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Equity Plans, including the vesting of Company RSUs and Company PSUs, or in connection with the satisfaction of withholding Tax obligations or indemnification claims under the Cole Holdings Merger Agreement and related executive agreements set forth on Section 4.10(a) of the Company Disclosure Letter;

(v) except (A) for issuances by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, (B) in the ordinary course of business consistent with past practice, or (C) as otherwise contemplated in Section 6.1(c)(vi), issue, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock or other equity interests, provided, however, that the Company may issue shares of Company Common Stock upon the settlement of any Company RSUs or Company PSUs outstanding as of the date of this Agreement, as required to pay the Incentive Consideration under (and as defined in) the Cole Holdings Merger Agreement and related executive agreements set forth on Section 4.10(a) of the Company Disclosure Letter or as may be granted after the date of this Agreement in accordance with Section 6.1(c)(vi);

(vi) except as set forth on Section 6.1(c)(vi) of the Company Disclosure Letter, grant, confer, award, or modify the terms of any Company RSUs, Company PSUs, convertible securities, or other rights to acquire, or denominated in, any of the Company’s or any of the Company Subsidiaries’ capital stock or other equity securities;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than

$250,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary, (B) acquisitions of real property at a total cost of less than $10,000,000 in the aggregate from non-Affiliates or (C) except as permitted or required under Section 6.1(e);

(viii) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of the Company or any Company Subsidiary or (B) pledges or encumbrances of property or assets or direct or indirect equity interests in entities from time to time under the Company Credit Agreement;

(ix) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of the Company or any of the Company Subsidiaries or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except Indebtedness incurred (A) under the Company Credit Agreement in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $5,000,000 for general corporate purposes and such additional amounts as may be necessary to consummate the acquisitions of real property pursuant to Section 6.1(e), and (B) to refinance existing Indebtedness at maturity (provided that the principal amount of such new Indebtedness shall not exceed the principal amount of the Indebtedness refinanced and the terms of such new Indebtedness shall not be more onerous to the Company compared to the existing Indebtedness);

(x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, and (B) loans or advances (i) required to be made under any of the Company Leases or ground lease pursuant to which any third party is a lessee or sublessee on any Company Property, or (ii) made to non-Affiliate tenants in the ordinary course of business consistent with past practice in amounts not to exceed $100,000 individually and $1,000,000 in the aggregate;

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action by the Company or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or transactions contemplated hereby, provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company, any Company Subsidiary or Parent or (C) as may be reasonably necessary to comply with the terms of this Agreement;

(xii) except as set forth in Section 6.1(c)(xii) of the Company Disclosure Letter, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Company Lease), except for (A) entering into any new lease or renewing any Company Lease in the ordinary course of business consistent with past practice on market terms and where the aggregate payments under any such new lease or Company Lease are less than $8,000,000 over the initial term of such new lease or Company Lease, or (B) terminating any Company Lease as a result of a default by the counterparty to such Company Lease (in accordance with the terms of such Company Lease and subject to any applicable cure period therein);

(xiii) waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xiv) settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against the Company or any of the Company Subsidiaries, (including relating to Taxes to the extent exceeding, individually or in the aggregate, $100,000), and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock other than in accordance with Section 6.7;

(xv) (A) hire or terminate (other than for cause) any officer, director or employee (which employee has annual target cash compensation in excess of $350,000) of the Company or any Company Subsidiary or promote or appoint any Person to a position of executive officer or director of the Company or any Company Subsidiary, (B) except as required by existing written agreements or Company Benefit Plans as in effect as of the date hereof or as set forth on Section 6.1(c)(xv) of the Company Disclosure Letter, (1) increase, or accelerate the vesting or payment of, compensation or other benefits payable or provided to the Company’s directors, executive officers or employees, other than the payment of (v) any cash stay or retention bonuses (followed by reasonably prompt written notice to Parent of such payment) to employees of the Company or any Company Subsidiary (other than the Seller or the Bonus Executives (each as defined in the Cole Holdings Escrow Agreement)) in an aggregate amount not to exceed ten million dollars ($10,000,000) in conjunction with the Closing, or (w) any cash stay, retention or signing bonuses (followed by reasonably prompt written notice to Parent of such payment) to employees of the Company or any Company Subsidiary (other than the Seller or the Bonus Executives), including any officer or employee permitted to be hired in clause (A), in an aggregate amount not to exceed five million dollars ($5,000,000) to be paid no earlier than the Closing Date, or pay (or agree to pay) any bonus or similar payment to any such person or (2) enter into, amend or terminate any employment, change of control, bonus, severance, retirement or retention agreement with any Company Employee (except (x) for severance agreements entered into with Company Employees in the ordinary course of business in connection with terminations of employment; (y) for employment agreements terminable on no more than 60 days’ notice without penalty and (z) retention agreements entered into in connection with grant of stay or retention bonuses permitted in clause (B)(1)); or (C) take any action to fund or in any other way secure the payment of compensation or benefits under the Company Benefit Plans, in each case, other than as required by Law;

(xvi) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2012, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) cause a material diminution of the net capital of any Broker (the net capital of each Broker shall at all times be not less than the Minimum Net Capital Requirement then applicable to it);

(xix) fail to duly and timely file all material reports and other material documents required to be filed with the NYSE, the SEC, FINRA or any other Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xx) take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary (1) to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be or (2) that is not treated as a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code as the date hereof to be so treated;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Company Subsidiary in connection with any acquisitions permitted pursuant to Section 6.1(e) in a manner that would not reasonably be expected to be adverse to the Company or to prevent or impair the ability of the Company to consummate the Merger;

(xxii) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles, provided that the restrictions of this Section 6.1(c)(xxii) shall not restrict the Company and the Company Subsidiaries from commencing the sale of shares in Cole Office & Industrial REIT (CCIT II), Inc. or Cole Credit Property Trust V, but only so long as such issuers have investment objectives and strategies and are otherwise structured in a manner substantially consistent with the respective descriptions thereof set forth in their respective registration statements filed with the SEC as of the date of this Agreement;

(xxiii) take any action to cause the termination or amendment or waiver of any provision of any advisory Contract, investment management Contract, property management Contract, dealer manager agreement, soliciting dealer agreement (including, in each case, related addendums) or similar Contract to which the Company or any Company Subsidiary is a party;

(xxiv) deliver any notice or instruction to the Escrow Agent under (and as defined in) the Cole Holdings Escrow Agreement to release any portion of the Escrow Share Deposit (as defined in the Cole Holdings Escrow Agreement) to Christopher H. Cole or any of the Bonus Executives (as defined in the Cole Holdings Escrow Agreement) other than in accordance with Sections 3(c), 3(d) and 4 of the Cole Holdings Escrow Agreement;

(xxv) amend the Cole Holdings Merger Agreement, the Cole Holdings Escrow Agreement or the Registration Rights Agreement or any other Contract entered into in connection with any of the foregoing in any material respect;

(xxvi) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with Goldman Sachs in a manner adverse to the Company, any Company Subsidiary or Parent or engage other financial advisers in connection with the transactions contemplated by this Agreement; or

(xxvii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(d) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise.

(e) The Company shall use commercially reasonable efforts to consummate the acquisitions set forth on Section 4.16(a) (Part II) and the acquisitions, capital expenditures and tenant improvements set forth on Section 6.1(e) of the Company Disclosure Letter prior to the Closing Date; provided that the Company may substitute one or more properties set forth on Section 4.16(a) (Part II) with one or more properties of equivalent value subject to the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.2 Conduct of Business by Parent and Merger Sub.

(a) Each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall, and shall cause each of the other Parent Entities to, use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of any Parent Entities’ control excepted), keep available the services of its present officers, maintain all Parent Insurance Policies and maintain the status of Parent as a REIT. The consent of the Company shall be deemed to have been given for purposes of this Section 6.2(a) and Section 6.2(c) if the Company does not object in writing within five (5) Business Days from the date on which the written request for such consent is provided by Parent to the Company.

(b) The Parent Parties shall (i) use their commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.3(e) and Section 7.2(f), (ii) deliver to Proskauer Rose LLP and Wachtell, Lipton, Rosen & Katz an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP and Wachtell, Lipton, Rosen & Katz to render the opinion described in Section 7.2(f) and Section 7.3(f), respectively, on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Parent Tax Representation Letter”), and (iii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective Date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent and the Parent Operating Partnership, containing representations of Parent and the Parent Operating Partnership as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.3(e) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date.

(c) Without limiting the foregoing, each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall not, and shall not cause or permit any of the other Parent Entities to, do any of the following:

(i) other than amendments to the Parent Charter to increase the authorized number of shares or create or designate a series of preferred stock (including the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock), amend or propose to amend the Parent Charter or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent, Merger Sub or any other Parent Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity securities or ownership interests in Parent or any Parent Subsidiary, except for (A) the declaration and payment by Parent of regular monthly dividends, for full monthly periods in accordance with past practice and not for any interim period prior to the Effective Time, at an annual rate not to exceed $1.06 per share of Parent Common Stock, (B) the declaration and payment of dividends or other distributions to Parent by any directly or indirectly wholly owned Parent Subsidiary, and (C) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(c)(iii), and subject to Section 6.18, Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for Parent to maintain its status as a REIT under the Code or avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Parent or a Parent Subsidiary, other than the withholding of shares of Parent Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Parent Stock Plans;

(v) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect as of the date hereof, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(vi) take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Parent Subsidiary (1) to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be or (2) that is not treated as a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code as the date hereof to be so treated;

(vii) enter into any new line of business;

(viii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority;

(ix) amend or modify the CapLease Merger Agreement in any material respect, or waive any material right of Parent or Safari Acquisition, LLC under the CapLease Merger Agreement, other than waivers of immaterial rights;

(x) take any action, or fail to take any action, which action or failure would cause or would reasonably be expected (A) to result in the failure of any condition set forth in Section 7.1 or Section 7.3 of the CapLease Merger Agreement or (B) to prevent or materially impair the ability of Parent or Safari Acquisition, LLC to consummate the CapLease Merger in accordance with the terms of the CapLease Merger Agreement; provided, however, that nothing herein shall require Parent or Safari Acquisition, LLC to exercise its right to match any Superior Proposal (as defined in the CapLease Merger Agreement) under Section 6.5(e) of the CapLease Merger Agreement or otherwise respond to any such Superior Proposal;

(xi) amend or modify the ARCT IV Merger Agreement in any material respect, or waive any right of Parent or Thunder Acquisition, LLC under the ARCT IV Merger Agreement, other than waivers of immaterial rights;

(xii) take any action, or fail to take any action, which action or failure would cause or would reasonably be expected (A) to result in the failure of any condition set forth in Section 7.1 or Section 7.3 of the ARCT IV Merger Agreement or (B) to prevent or materially impair the ability of Parent or Thunder Acquisition, LLC to consummate the ARCT IV Merger in accordance with the terms of the ARCT IV Merger Agreement; provided, however, that nothing herein shall require Parent or Thunder Acquisition, LLC to exercise its right to match any Superior Proposal (as defined in the ARCT IV Merger Agreement) under Section 6.5(e) of the ARCT IV Merger Agreement or otherwise respond to any such Superior Proposal;

(xiii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xiv) take any action that would require approval of Parent’s stockholders under NASDAQ Rule 5635(a)(1);

(xv) incur, create, assume, refinance, replace or prepay any material Indebtedness for borrowed money, or issue or amend the terms of any debt securities of Parent or any of the Parent Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly-owned Parent Subsidiary), to the extent such action results in Moody’s downgrading Parent’s corporate credit rating below ‘Baa3’, other than, in each case, any Indebtedness pursuant to the Debt Financing or as otherwise may be required to consummate the transactions contemplated by this Agreement, the ARCT IV Merger Agreement and the CapLease Merger Agreement; or

(xvi) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(d) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement or otherwise.

Section 6.3 Preparation of Form S-4 and Joint Proxy Statement; Stockholder Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.5(d); provided, however, the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholder Meeting shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 6.3(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Company Stockholder Meeting.

(d) As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval. Notwithstanding the foregoing provisions of this Section 6.3(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Parent Stockholder Meeting. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of shares of Parent Common Stock in connection with the Merger to its stockholders for a vote on the approval thereof.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 6.4 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law, the Company, on the one hand, and the Parent Parties, on the other hand, shall, and the Company and the Parent Parties shall cause each of the other Parent Entities and the other Company Entities, respectively, to, afford to the other parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, the Company and each of the Parent Parties shall, and the Company and the Parent Parties shall cause each of the other Company Entities and the other Parent Entities, respectively, to, furnish reasonably promptly to the other parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other parties may reasonably request. Notwithstanding the foregoing, neither the Company nor the Parent Parties shall be required by this Section 6.4 to provide the other party or the Representatives of such other party with access to or to disclose information (w) relating to the consideration, negotiation and performance of this Agreement and related agreements, (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or legal duty of the party or any of its representatives (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or statutory or fiduciary duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the parties hereto will use its reasonable best efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access, data and information hereunder. Prior to the Effective Time, each of the Parent Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with third parties with which the Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of the Company and the Company Subsidiaries or this Agreement and the transactions contemplated hereby without the prior written consent of the Company (provided that, for the avoidance of doubt, nothing in this Section 6.4(a) shall be deemed to restrict the Parent Parties and their respective Representatives and Affiliates from contacting such parties in pursuing the business of Parent (operating in the ordinary course)).

(b) Each of the parties hereto will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement and the Parent Confidentiality Agreement.

Section 6.5 Acquisition Proposals.

(a) Subject to the other provisions of this Section 6.5, during the Interim Period, the Company agrees that it shall not, and shall cause each of the other Company Entities not to, and shall not authorize and shall use reasonable best efforts to cause its and their officers and directors, managers or equivalent, and other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or knowingly facilitate in any way any effort by, any Third Party in furtherance of any Acquisition Proposal or Inquiry, (iii) approve or recommend an Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the Company Stockholder Approval, the Company may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Acquisition Proposal by a Third Party made after the date of this Agreement (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making an Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company Entities that is provided to such Third Party shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or substantially at the same time that such information is provided to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal.

(c) The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company Entities by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Acquisition Proposal, request or Inquiry and the material terms and conditions of any Acquisition Proposals, Inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within twenty-four (24) hours, notify Parent orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.5(c) and keep Parent reasonably informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or material correspondence relating thereto.

(d) Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to any Parent Party, the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Company Recommendation in the Joint Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Acquisition Proposal within ten (10) Business Days of the request of Parent and/or fail to reaffirm the Company Recommendation within ten (10) Business Days of the request of Parent (provided that Parent shall not be permitted to make such request on more than one (1) occasion in respect of each Acquisition Proposal and each material modification to an Acquisition Proposal, if any) (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), an “Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Company Entity to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change if the Company Board (A) (x) has received an unsolicited bona fide

Acquisition Proposal (that did not result from a breach of this Section 6.5) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Parent Parties pursuant to Section 6.5(e), and such Acquisition Proposal is not withdrawn, and (y) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, and in such case the Company may (i) terminate this Agreement pursuant to Section 8.1(c)(ii) or (ii) make an Adverse Recommendation Change, including approving or recommending such Superior Proposal to the Company’s stockholders, and, in the case of a termination, the Company may immediately prior to or concurrently with such termination of this Agreement, enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; or (B) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law (based on circumstances not covered by clause (A)), and, in such case the Company may make an Adverse Recommendation Change, provided, that, in the case of each of clause (A) and clause (B), in the event of any termination by the Company or Parent pursuant to Section 8.1(c)(ii) or Section 8.1(d)(ii), as may be applicable, the Company complies with its obligation to pay the Termination Payment pursuant to Section 8.3(a).

(e) The Company Board shall not be entitled to effect an Adverse Recommendation Change pursuant to Section 6.5(d) unless (i) the Company has provided a written notice (a “Notice of Adverse Recommendation Change”) to the Parent Parties that the Company intends to take such action, specifying in reasonable detail the reasons therefor and, in the case of an Adverse Recommendation Change pursuant to Section 6.5(d)(A), describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms shall include the identity of the Third Party), (ii) during the three (3) Business Day period following the Parent Parties’ receipt of the Notice of Adverse Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with the Parent Parties in good faith (to the extent the Parent Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Adverse Recommendation Change is no longer necessary, and (iii) following the end of the three (3) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by the Parent Parties in response to the Notice of Adverse Recommendation Change or otherwise, (x) that in the case of an Adverse Recommendation Change pursuant to Section 6.5(d)(A), the Superior Proposal giving rise to the Notice of Adverse Recommendation Change, continues to constitute a Superior Proposal, and (y) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law. After compliance with this Section 6.5(e) with respect to any two (2) Superior Proposals, the Company shall have no further obligations under this Section 6.5(e), and the Company Board shall not be required to comply with such obligation with respect to any other Superior Proposal.

(f) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Company Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Recommendation shall be deemed to be an Adverse Recommendation Change.

(g) Upon execution of this Agreement, the Company shall, and shall cause each of the other Company Entities, and its and their officers and directors, managers or equivalent, and other Representatives to (i) immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Acquisition Proposal and (ii) take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which any Company

Entity is a party or of which any Company Entity is a beneficiary. The Company shall use reasonable best efforts to cause all Third Parties who have been furnished confidential information regarding any Company Entity in connection with the solicitation of or discussions regarding an Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that they are entitled to have such information returned or destroyed).

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person, whether in one transaction or a series of related transactions, relating to (i) any merger, consolidation, share exchange, business combination or similar transaction involving any of the Company Entities, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of (A) any assets of any Company Entity representing fifteen percent (15%) or more of the consolidated assets of the Company Entities, taken as a whole as determined on a book-value basis, and/or (B) a substantial portion of the assets relating to, or a substantial portion of the equity interests in, the Company Entities whose principal business is selling, wholesaling, sponsoring or advising non-traded real estate investment trusts, including the Non-Traded REITs, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifteen percent (15%) or more of the voting power of the Company, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifteen percent (15%) or more of the outstanding shares of any class of voting securities of the Company, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of fifteen percent (15%) or more of the outstanding shares of any class of voting securities of the Company; provided, however, that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Proposal” shall mean a bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “fifteen percent (15%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal that the Company Board deems relevant, including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of this Agreement proposed by the Parent Parties in response to such proposal or otherwise, to be (A) more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and (B) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

Section 6.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Company and each of the Parent Parties shall and shall cause the other Company Entities and the other Parent Entities, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents

(including the Lender Consents) and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including the submission of the Continuing Membership Application of each Broker) and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including promptly responding to all requests by a Governmental Authority or other Person for additional information in support of any such filing or request for approval or waiver), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Without limitation to the foregoing, within fourteen (14) days of the execution of this Agreement, the Company will prepare and file each Broker’s Continuing Membership Application with FINRA pursuant to FINRA (NASD) Rule 1017 in connection with the Merger and the other transactions contemplated hereby (unless such fourteenth (14th) day is not a Business Day, in which case such filing shall be made on or prior to the first Business Day immediately following such fourteenth (14th) day).

(b) In connection with and without limiting the foregoing, each of the Parent Parties and the Company shall give (or shall cause the other Parent Entities or the other Company Entities, respectively, to give) any notices to Third Parties, and each of the Parent Parties and the Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 6.6(a) that are necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions (including submission of the Continuing Membership Application of any Broker) and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties hereto shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.6(b) shall not be a condition to the obligations of Parent and Merger Sub to consummate the Merger.

(c) In connection with obtaining the Lender Consents, and without limitation of the foregoing, the Parent Parties shall, and Parent shall cause the other Parent Entities to, furnish such information and provide such assistance to, and otherwise cooperate with, the Company, in each case, as the Company may reasonably request, in connection with any actions contemplated to be taken by the Company with respect to obtaining the Lender Consents, including by agreeing to provide, from and after the Closing, customary non-recourse carve-out, or “bad boy,” guaranties with respect to events that are customarily the subject of such guaranties. The Parent Parties agree that the Company shall be expressly entitled to incur and pay any customary fees and expenses reasonably necessary to obtain the Lender Consents.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger, none of the parties hereto, any of the other Company Entities or any of the other Parent Entities, or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person (unless expressly required by a written agreement that was entered into prior to the date hereof with such Person). The parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

Section 6.7 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, if, to the knowledge of such party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company or the Parent Parties to provide such prompt notice under this Section 6.7(b) shall not constitute a breach of covenant for purposes of Section 7.2(b) or Section 7.3(b).

(c) Each of the parties hereto agrees to give prompt written notice to the other parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Company Entities or the other Parent Entities, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d) The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, of any Action commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the other Company Entities or the other Parent Entities, respectively, which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall give the Parent Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Parent Parties shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Parent Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.8 Non-Traded REITs.

(a) With respect to each of the entities set forth on Section 6.8 of the Company Disclosure Letter (collectively, the “Non-Traded REITs”), the Company shall, and shall cause its Affiliates to, in each case subject to any restrictions imposed by applicable Law: (i) obtain resignations from each of the individuals set forth on Section 6.8(a) of the Parent Disclosure Letter as a director and/or officer of each of the Non-Traded REITs, which shall become effective immediately prior to the Effective Time, (ii) subject to compliance with the applicable Non-Traded REIT’s charter and bylaws regarding the requirements for independent directors and the filling of vacancies, use its reasonable best efforts to recommend to the board of directors of such Non-Traded REIT the appointment of the individuals set forth on Section 6.8(b) of the Parent Disclosure Letter to fill the vacancies thereby created, and, if necessary, the appointment of such additional individuals members of the boards of directors of any of such Non-Traded REITs so that such directors designated by Parent constitute a majority of the members of the board of directors of each of the Non-Traded REITs, in each case to be effective immediately prior to the Effective Time or as promptly thereafter as practicable and (iii) use commercially reasonable best efforts to reaffirm or renew, or cause to be reaffirmed or renewed, any advisory Contract, investment management Contract, property management Contract, dealer manager agreement, soliciting dealer agreement (including, in each case, related addendums) or similar Contract pursuant to which the Company or a Company Subsidiary provides services to any Non-Traded REIT.

(b) Subject to compliance with any applicable non-disclosure agreement, and subject to the discharge of any fiduciary duties owed to the stockholders of the applicable Non-Traded REIT, the Company shall, and it shall cause the applicable Company Subsidiary to, notify Parent in writing promptly after receipt by it or any of its Affiliates of any proposal or offer made by any Person, whether in one transaction or a series of related transactions, relating to a possible merger, consolidation, share exchange, business combination or similar transaction or the acquisition of fifty percent (50%) or more of the equity interests in any of the Non-Traded REITs, and to keep Parent reasonably informed of the status and material terms of any such proposals or offers on a current basis.

(c) Parent shall have the right to designate one (1) observer to attend any meetings of the investment committee of each of the Company Subsidiaries that acts as an advisor to, or manager of, the Non-Traded REITs, and the Company shall, and shall cause the applicable Company Subsidiary to, provide such observer with the same information that is provided to the members of each such investment committee in connection with any such meeting at the same time such information is provided to the committee members; provided that such observer shall not be counted for the purpose of determining a quorum for the transaction of business by any such investment committee, nor shall such observer be permitted to vote on any matter considered by any such investment committee at any such meeting.

Section 6.9 Public Announcements.  For so long as this Agreement is in effect, the parties hereto shall, and shall cause their respective Affiliates (which shall include, in the case of the Company, the Non-Traded REITs) to, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby, and none of the parties shall issue any such press release or make any such public statement or filing prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any party hereto. If for any reason it is not practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby, then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement specifically permitted by Section 6.5.

Section 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Entity shall provide exculpation, indemnification and advancement of expenses for each Indemnitee, which is at least as favorable in scope and amount to such Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Indemnitee by the Company and the Company Subsidiaries immediately prior to the Effective Time in the Company Charter and the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) as the case may be, as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions or omissions at or prior to the Effective Time, including all transactions contemplated by this Agreement.

(b) Without limiting or being limited by the provisions of Section 6.10(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee, employee or agent of the Company or any of the Company Subsidiaries, or (y) this Agreement or any of the transactions contemplated hereby, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and any expenses incurred by any Indemnitee in connection with enforcing any rights with respect to indemnification) of any Indemnitee without the requirement of any bond or other security, but subject to Parent’s and the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from one or more insurance carriers with the same or better Best’s credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions and retentions that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies and with limits of liability that are no lower than the limits on the Company’s existing policies as long as the annual premium in the aggregate does not exceed in any one year three hundred percent (300%) of the annual aggregate premium(s) under the Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better Best’s credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for acts or omissions occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable in the aggregate than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) three hundred percent (300%) of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.10 applies are third-party beneficiaries of this Section 6.10. The provisions of this Section 6.10 shall be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.10.

(e) The rights of each Indemnitee under this Section 6.10 shall be in addition to any rights such Person or any employee of the Company or any Company Subsidiary may have under the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Company Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

(f) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.10 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.10. Parent hereby guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 6.10.

Section 6.11 Certain Tax Matters.  Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of Parent or the Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.12 Merger Sub.  Parent shall take all actions necessary to (a) cause the other Parent Parties to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement.

Section 6.13 Section 16 Matters.  Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 6.13.

Section 6.14 Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.15 Voting of Shares.  Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Merger. The Company shall vote all shares of Parent Common Stock beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting, if any, in favor of the issuance of shares of Parent Common Stock in connection with the Merger.

Section 6.16 Termination of Company Equity Plans.  Unless otherwise notified by Parent in writing, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary or appropriate to terminate the Company Equity Plans effective no later than immediately prior to the Effective Time.

Section 6.17 Financing.  The Company shall, and shall cause the other Company Entities to, cooperate with the Parent Parties and their lenders with any Parent Party’s efforts to arrange new debt financing or maintain, and amend and/or increase, any Parent Entities’ existing credit facilities, including the Credit Agreement and the Debt Financing Commitment Letters (collectively, the “Debt Financing”), for (in whole or part) satisfying Parent’s obligations to pay (a) any Cash Consideration and other amounts due by the Parent Parties hereunder, (b) any Expenses and (c) the refinancing of the Credit Agreement; provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries. Such assistance shall include using commercially reasonable efforts to: (i) participate in reasonable number of meetings related to, and provide reasonable assistance with, the marketing efforts related to any such Debt Financing, including roadshows; (ii) cause the Company’s senior management and Representatives to provide reasonable assistance with the preparation of rating agency presentations and to participate in a reasonable number of meetings with rating agencies, as may be requested by any Parent Party; (iii) deliver to the Parent Parties and their Financing Sources any financial information pertaining to the Company and the other Company Entities reasonably requested by the Parent Parties that is reasonably necessary to obtain such Debt Financing, including all information and data necessary to satisfy Section 2 of the Debt Financing Commitment Letter and the conditions set forth in paragraphs 3, 4 and 8 of Exhibit C of the Debt Financing Commitment Letter (the information and data required to be delivered pursuant to this clause (iii) being referred to as the “Required Financial Information”), provided that in the event any pro forma and summary financial data has been requested pursuant to this clause (iii) of this Section 6.17, such pro forma and summary financial data shall not be considered a part of the Required Financial Information unless Parent has provided to the Company reasonably in advance of the time the Marketing Period otherwise would have begun (if the Required Information did not include such pro forma and summary financial data) (1) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma and summary financial data and (2) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent; (iv) cause the Company’s senior management and Representatives to participate in the negotiation, execution and delivery of any Debt Financing documents as may be reasonably requested by any Parent Party; (v) take such actions as are reasonably requested by any Parent Party or its Financing Sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining such Debt Financing; (vi) take all actions as may be reasonably requested by any Parent Party or its Financing Sources in connection with the repayment of the existing Indebtedness of the Company or any other Company Entity; (vii) cause its independent auditors and other Representatives to cooperate with the Debt Financing; and (viii) in addition to the Required Financial Information, provide, and cause the Company Entities and its Representatives to provide, to the Parent Parties and their Financing Sources such information as may be necessary so that the financing information pertaining to the Company and the other Company Entities is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading. None of the representations, warranties or covenants of the Company shall be deemed to apply to, or deemed breached or violated by, any of the actions contemplated by this Section 6.17 or by any action taken by the Company at the request of any Parent Party or its Financing Sources. The Company shall use commercially reasonable efforts to cause any Debt Financing that is an obligation of the Company to remain in effect from and after the Closing and the Company shall consult with and keep the Parent Parties reasonably informed of the status of their efforts to keep any Debt Financing that is an obligation of the Company in effect after the Closing and notify the Parent Parties promptly if they become aware of any circumstances (including communications from the Agent) reasonably likely to result in any Debt Financing that is an obligation of the Company not remaining in effect after the Closing. The Parent Parties shall keep the Company reasonably informed of the status of its efforts to arrange and consummate any Debt Financing. Anything in this Section 6.17 to the contrary notwithstanding, until the Effective Time occurs, neither the Company nor any of the Company Subsidiaries, nor any of their respective officers or directors, as the case may be, shall (i) be required to pay any commitment or other similar fee in connection with any proposed Debt Financing, (ii) enter into any definitive agreement related to any proposed Debt Financing that is not conditioned upon consummation of the Merger and that does not terminate without any liability or any obligation under any certificate, document, instrument, credit agreement or any related document or any other agreement or document related to the Debt Financing or (iii) unless promptly reimbursed by Parent upon written request of the Company, be required to incur any other out of pocket expenses (other than immaterial incidental expenses) in connection with the Debt Financing. Parent shall promptly, upon written request (which may include electronic mail) by the Company (such written request to include invoices or other reasonably detailed evidence of the out of pocket costs or expenses incurred that are requested to be reimbursed hereunder), reimburse the Company for all reasonable and documented out of pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries or their respective Representatives in connection with any action taken by any of them at the request of the Parent Parties or their Financing Sources pursuant to, and in accordance with, this Section 6.17, and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all damages, losses, costs, liabilities or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (other than information provided by the Company or any of the Company Subsidiaries) and all other actions taken by the Company, the Company Subsidiaries and their respective Representatives taken at the request of Parent pursuant to this Section 6.17, except to the extent finally determined by a court of competent jurisdiction to have arisen from any Company Entity’s or their respective Representatives’ fraud, willful misconduct, intentional misrepresentation or bad faith.

Section 6.18 Dividends.  Each of Parent and the Company shall declare a dividend to their respective stockholders, the record and payment date for which shall be the close of business on the last Business Day prior to the Effective Time, in each case, subject to funds being legally available therefor. The per share dividend amount payable by the Company shall be an amount equal to (i) the Company’s most recent monthly dividend, multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the day on which the Effective Time occurs, and divided by the actual number of days in the calendar month in which such dividend is declared, plus (ii) if necessary to enable the Company to make aggregate dividend distributions during its final taxable period equal to the Minimum Distribution Dividend, an additional amount (the “Company Additional Dividend Amount”) necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend, plus (iii) the Parent Additional Dividend Amount, if any, divided by the quotient of (A) one (1) divided by (B) the Exchange Ratio. The per share dividend amount payable by Parent shall be an amount equal to (i) Parent’s most recent monthly dividend, multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the day on which the Effective Time occurs, and divided by the actual number of days in the calendar month in which such dividend is declared, plus (ii) the Company Additional Dividend Amount, if any, divided by the Exchange Ratio, plus (iii) if necessary to enable Parent to make aggregate dividend distributions during the taxable year that includes the Closing Date equal to the Minimum Distribution Dividend, an additional amount (the “Parent Additional Dividend Amount”) necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. If the Company determines it is necessary to declare the Additional Dividend

Amount, the Company shall notify Parent of such determination at least ten (10) days prior to the Company Stockholder Meeting. If Parent determines it is necessary to declare the Parent Additional Dividend Amount, the Parent shall notify the Company of such determination at least ten (10) days prior to the Company Stockholder Meeting. In the event that a distribution with respect to shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution from the Company at the time such shares are exchanged pursuant to Article III of this Agreement.

Section 6.19 Payoff Letter.  The Company shall use its reasonable best efforts to deliver to Parent a customary payoff letter with respect to the Company Credit Agreement, executed by the applicable administrative agent thereunder, in form and substance reasonably satisfactory to Parent, no later than three (3) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), setting forth all amounts (including the outstanding principal, accrued and unpaid interest and all prepayment, defeasance or other fees and penalties) required to be paid by the Company or any other Company Entity under the Company Credit Agreement to cause the termination thereof on the Closing Date (collectively, the “Funded Debt Payoff Amount”). Notwithstanding anything to the contrary in this Agreement, no Company Entity shall be obligated, by virtue of this Agreement, to make any prepayments with respect to the amounts outstanding under the Company Credit Agreement (i) prior to the Closing Date and (ii) unless Parent or Merger Sub provides funds to the Company in an amount sufficient to, or places in escrow or otherwise pays on behalf of such Company Entity, the Funded Debt Payoff Amount.

Section 6.20 Appraisals.  The Company shall use its commercially reasonable efforts to deliver to Parent any appraisals in its possession with respect to each of the Company Properties as soon as practicable following the date of this Agreement, provided that Parent executes a non-reliance letter in customary form prior to receipt of such appraisals.

Section 6.21 Leases.  Parent shall use its commercially reasonable efforts to make any leases that become Parent Leases pursuant to either the ARCT IV Merger or the CapLease Merger in accordance with the last sentence of Section 5.16(e) available to the Company as soon as practicable following the closing of the ARCT IV Merger and/or CapLease Merger, as applicable.

Article VII

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party.  The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals.  Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) No Restraints.  No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Merger or any of the transactions contemplated by this Agreement.

(c) Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

(d) Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub.  The respective obligations of the Parent Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties.  (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statutes), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) REIT Opinion.  The Company shall have received a written opinion of Morris, Manning & Martin, LLC on which Parent shall be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2009, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company and provided pursuant to Section 6.1(b).

(f) Section 368 Opinion.  Parent shall have received the written opinion of its special counsel, Proskauer Rose LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Proskauer Rose LLP may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.2(f) shall not be waivable after receipt of the Parent Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g) Net Capital Requirements.  Each Broker shall have, as of the Closing Date, sufficient net capital to meet its then current Minimum Net Capital Requirement.

(h) FINRA Approval.  FINRA shall have delivered to each Broker its approval of such Broker’s Continuing Membership Application pursuant to FINRA (NASD) Rule 1017 in connection with the transactions contemplated hereby.

(i) Lender Consents.  The Company shall have obtained Lender Consent with respect to at least thirty six (36) of the forty five (45) loans set forth in Section 7.2(i) of the Parent Disclosure Letter.

Section 7.3 Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.19 (Opinion of Financial Advisor), Section 5.20 (Vote Required), Section 5.21 (Brokers); Section 5.22 (Investment Company Act) and Section 5.25 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Absence of Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e) REIT Opinion.  Parent shall have received a written opinion of Proskauer Rose LLP on which the Company shall be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with Parent’s taxable year that ended on December 31, 2011, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Parent and provided pursuant to Section 6.2(b).

(f) Section 368 Opinion.  The Company shall have received a written opinion of its special counsel, Wachtell, Lipton, Rosen & Katz, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.3(f) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g) ARCT IV Merger.  The ARCT IV Merger shall have been consummated in accordance with the terms of the ARCT IV Merger Agreement; provided that this condition shall be deemed to be satisfied if the ARCT IV Merger Agreement is terminated and the Company does not deliver notice to Parent of the Company’s intention to terminate this Agreement pursuant to Section 8.1(c)(iv) on or prior to the fifteenth (15th) Business Day following the date that written notice of such termination is delivered by Parent to the Company.

(h) CapLease Merger.  The CapLease Merger shall have been consummated in accordance with the terms of the CapLease Merger Agreement; provided that this condition shall be deemed to be satisfied if the CapLease Merger Agreement is terminated and the Company does not deliver notice to Parent of the Company’s intention to terminate this Agreement pursuant to Section 8.1(c)(iii) on or prior to the fifteenth (15th) Business Day following the date that written notice of such termination is delivered by Parent to the Company.

(i) Self-Management.  The Self-Management shall have been completed and Parent shall deliver to the Company, at least ten (10) days prior to the date Parent reasonably believes the Self-Management will be completed, a certificate, signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the Company that the steps set forth in Section 7.3(i) of the Parent Disclosure Letter have been completed, along with reasonable supporting documentation regarding the completion of the steps set forth in Section 7.3(i) of the Parent Disclosure Letter, and during such ten (10)-day period Parent and the Company shall cooperate in good faith in connection with the review of such documentation.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before June 30, 2014 (the “Outside Date”), provided that the Company or Parent shall be entitled to extend the Closing Date for up to four (4) successive thirty (30) day periods in accordance with Section 2.2, and in the event of any such extension, the Closing Date so extended shall be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of the other Parent Parties) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of the other Parent Parties) to perform any of its obligations under this Agreement, including pursuant to Section 6.6; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Merger and the other transactions contemplated hereby have been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the failure to obtain such Company Stockholder Approval was primarily due to such party’s failure (and in the case of Parent, including the failure of any other Parent Party) to perform any of its obligations under this Agreement; or

(iv) the Parent Stockholder Approval shall not have been obtained at a duly held Parent Stockholder Meeting (including any adjournment or postponement thereof) at which the issuance of Parent Common Stock in connection with the Merger has been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to a party if the failure to obtain such Parent Stockholder Approval was primarily due to such party’s failure (and in the case of Parent, including the failure of any other Parent Party’s) to perform any of its obligations under this Agreement; or

(c) by the Company:

(i) if any Parent Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied;

(ii) (x) at any time prior to the receipt of the Company Stockholder Approval in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.5(d) or (y) if the Company Board shall have made an Adverse Recommendation Change; provided, that, in each case, such termination shall be null and void unless the Company shall concurrently pay the Termination Payment in accordance with Section 8.3;

(iii) if (x) the CapLease Merger Agreement is terminated prior to consummation of the CapLease Merger (provided that the Company delivers notice to Parent of the Company’s intention to terminate this Agreement on or prior to the fifteenth (15th) Business Day following the date that written notice of the termination of the CapLease Merger Agreement is delivered by Parent to the Company), (y) the CapLease Merger is not consummated in accordance with the terms of the CapLease Merger Agreement on or prior to February 28, 2014, (provided that the Company delivers notice to Parent of the Company’s intention to terminate this Agreement on or prior to March 21, 2014) or (z) any amendment, modification or waiver of the CapLease Merger Agreement in violation of Section 6.2(c)(ix) occurs without the prior written consent (or deemed consent pursuant to Section 6.2(a)) of the Company; or

(iv) if (x) the ARCT IV Merger Agreement is terminated prior to consummation of the ARCT IV Merger (provided that the Company delivers notice to Parent of the Company’s intention to terminate this Agreement on or prior to the fifteenth (15th) Business Day following the date that written notice of the termination of the ARCT IV Merger Agreement is delivered by Parent to the Company), (y) the ARCT IV Merger is not consummated in accordance with the terms of the ARCT IV Merger Agreement on or prior to May 31, 2014, (provided that the Company delivers notice to Parent of the Company’s intention to terminate this Agreement on or prior to June 20, 2014) or (z) any amendment, modification or waiver of the ARCT IV Merger Agreement in violation of Section 6.2(c)(xi) occurs without the prior written consent (or deemed consent pursuant to Section 6.2(a)) of the Company.

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the

Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if any Parent Party is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii) (x) the Company Board shall have made an Adverse Recommendation Change or (y) the Company shall have materially breached its obligations under Section 6.5 or its obligations pursuant to the third sentence of Section 6.3(c), which material breach, in each case in this clause (y), if curable by the Company, shall not have been fully cured by the Company within five (5) calendar days following the Company’s receipt of written notice of such material breach (provided that any material breach pursuant to this clause (y) that results in an Acquisition Proposal that is publicly disclosed shall not be curable).

Section 8.2 Effect of Termination.  In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the other Company Entities, the other Parent Entities or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary, (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or willful and malicious breach of this Agreement and (b) the Confidentiality Agreement, the Parent Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 8.3 Fees and Expenses.

(a) If, but only if, the Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(b)(i) or by Parent pursuant to Section 8.1(d)(i) and (A) in the case of a termination pursuant to Section 8.1(b)(i), the Parent Stockholder Approval shall have been obtained and the Company Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) after the date of this Agreement, an Acquisition Proposal shall have been made to the Company or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent, the Termination Fee, by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(ii) by either the Company or Parent pursuant to Section 8.1(b)(iii), the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount (by wire transfer to an account designated by Parent) within two (2) Business Days of such termination; or

(iii) by either the Company or Parent pursuant to Section 8.1(b)(iii), and (x) after the date of this Agreement, an Acquisition Proposal shall have been made to the Company or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then the Company shall pay or cause to be paid, to Parent the Termination Fee (less, if previously paid pursuant to Section 8.3(a)(ii) above, the Parent Expense Amount), by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(iii), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(iv) by the Company pursuant to Section 8.1(c)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent as a condition to the effectiveness of such termination; or

(v) by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination; or

(vi) by either the Company or Parent pursuant to Section 8.1(b)(iv), then Parent shall pay, or cause to be paid, to the Company the Company Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination; or

(b) If, but only if, the Agreement is terminated by the Company pursuant to Section 8.1(c)(iv), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee in the amount of one hundred and ten million dollars ($110,000,000) by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days of such termination; provided, however, that if such termination by the Company pursuant to Section 8.1(c)(iv) occurs after receipt of a Superior Proposal (as defined in the ARCT IV Merger Agreement) by ARCT IV and the ARCT IV Merger Agreement is terminated by ARCT IV pursuant to Section 8.1(c)(ii) of the ARCT IV Merger Agreement or by Parent pursuant to Section 8.1(d)(ii)(x) or Section 8.1(d)(ii)(z) of the ARCT IV Merger Agreement, then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee in the amount of five million dollars ($5,000,000) by wire transfer of same day funds to an account designated by the Company, within one (1) Business Day of receipt by Parent of the Termination Fee (as defined in the ARCT IV Merger Agreement) from ARCT IV.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstances shall the Company or Parent be required to pay the Termination Payment or the Parent Termination Payment, as applicable, earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the party entitled to payment; and

(ii) under no circumstances shall the Company or Parent be required to pay the Termination Payment or the Parent Termination Payment on more than one occasion.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Payment nor the Parent Termination Payment is a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%)

for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(e) (i) If one party to this Agreement (the “Termination Payor”) is required to pay another party to this Agreement (the “Termination Payee”) the Termination Payment or Parent Termination Payment, as the case may be, such Termination Payment or Parent Termination Payment, as the case may be, shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(e). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Payment or Parent Termination Payment, as the case may be, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (i) the Termination Payment or Parent Termination Payment, as the case may be, payable to the Termination Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.3(e) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.3(e), an amount equal to the excess of the Termination Payment or Parent Termination Payment, as the case may be, less the amount payable under clause (A) above.

(ii) To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Payment or Parent Termination Payment, as the case may be, with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.3(e)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Termination Payment or Parent Termination Payment, as the case may be, pursuant to this Section 8.3(e) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Payment or Parent Termination Payment, as the case may be, in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (ii) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Payment or Parent Termination Payment, as the case may be, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Payment or Parent Termination Payment, as the case may be, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment or Parent Termination Payment, as the case may be, to the Termination Payee. The Termination Payor agrees to amend this Section 8.3(e) at the reasonable request of the Termination Payee in order to (i) maximize the portion of the Termination Payment or Parent Termination Payment, as the case may be, that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (ii) assist the Termination Payee in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.3(e). Any amount of the Termination Payment or Parent Termination Payment, as the case may be, that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(e).

Section 8.4 Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding anything to the contrary contained herein, Sections 9.7, 9.11, 9.12 and 9.14, and this sentence (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of Sections 9.7, 9.11, 9.12 or 9.14, or this sentence) may not be amended, supplemented or otherwise modified in any manner that negatively impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.5 Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees and Expenses.  Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement, other than attorneys’ and accountants’ fees.

Section 8.7 Transfer Taxes.  Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Stock, all Transfer Taxes.

Article IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the earlier of (a) the Effective Time or (b) termination of this Agreement (except, in the case of termination, as set forth in Section 8.2), and after such time there shall be no liability in respect thereof (except, in the case of termination, as set forth in Section 8.2), whether such liability has accrued prior to or after such expiration of the representations and warranties. This Section 9.1 does not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or the termination of this Agreement. Each of the Confidentiality Agreement and the Parent Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2 Notices.  Except for any notice that is specifically required by the terms of this Agreement to be delivered orally, any notice, request, claim, demand and other communication hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (b) if sent by facsimile transmission (providing confirmation of transmission), when transmitted, or if sent by e-mail of a pdf attachment, upon acknowledgement of receipt of such notice by the intended recipient (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) if sent by reliable overnight delivery service (such as DHL or Federal Express) with proof of service, upon receipt of proof of delivery; and (d) if sent by certified or registered mail (return receipt requested and first-class postage prepaid), upon receipt; provided, in each case, such notice, request, claim, demand or other communication is addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022
Fax: (212) 415-6507; and (646) 861-7743
Phone: (212) 415-6501
Attention: Nicholas S. Schorsch and James A. Tanaka
Email: nschorsch@arlcap.com; and jtanaka@rcscapital.com

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
Phone: (212) 969-3000
Fax: (212) 969-2900
Attention: Peter M. Fass, Esq., Steven L. Lichtenfeld, Esq., and
Daniel I. Ganitsky, Esq.
Email: PFass@proskauer.com; SLichtenfeld@proskauer.com; and DGanitsky@proskauer.com if to the Company prior to the Closing:

Cole Real Estate Investments, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
Fax: (602) 778-6000
Phone: (602) 778-8780
Attention: Christopher H. Cole and Marc Nemer
Email: christopher.cole@colereit.com; and marc.nemer@colereit.com with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd St
New York, New York 10019
Phone: (212) 403-1000
Fax: (212) 403-2000
Attention: Robin Panovka, Esq. and Ronald Chen, Esq.
Email: RPanovka@WLRK.com; and RCChen@wlrk.com

Section 9.3 Interpretation; Certain Definitions.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America (unless otherwise expressly provided herein).

Section 9.4 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect promptly the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation.  Other than to the Surviving Entity, neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.

Section 9.6 Entire Agreement.  This Agreement (including the Exhibits, Annexes and Appendices hereto) constitutes, together with the Confidentiality Agreement and the Parent Confidentiality Agreement, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of Section 6.10 (from and after the Effective Time), which shall be to the benefit of the parties referred to in such section and except for Sections 9.11, 9.12 and 9.14 (of which any Financing Sources shall be third party beneficiaries and may enforce such provisions). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law.  This Agreement and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 9.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland (the “MD Courts”), for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any MD Court.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.2 and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of the MD Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such MD Court and (iv) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the MD Courts. Each of party hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against, the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof). The parties agree that any of them may file a copy of this paragraph with any court as written evidence of knowing, voluntary and bargained agreement between the parties irrevocably waiving any objections to venue or convenience of forum.

Section 9.12 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING WITH RESPECT TO THE DEBT FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING), OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

Section 9.14 No Recourse to Financing Sources.  Notwithstanding any provision of this Agreement, the Company agrees on its behalf and on behalf of its Affiliates that none of the Financing Sources shall have any liability or obligation to Company or its Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). This Section 9.14 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of Company.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President

CLARK ACQUISITION, LLC

By:	AMERICAN REALTY CAPITAL PROPERTIES, INC., its sole member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President

[Signature Page to Agreement and Plan of Merger]

COLE REAL ESTATE INVESTMENTS, INC.

By:	/s/ Marc T. Nemer Name: Marc T. Nemer Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Voting Agreement

•	Christopher H. Cole
•	Mark T. Nemer

ANNEX B

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of October 22, 2013 (this “Agreement”), is made and entered into by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”) and the stockholders of Cole Real Estate Investments, Inc. (the “Company”) that are listed on Schedule A hereto (each a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Clark Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner of the number of shares of Company Common Stock set forth across from such Stockholder’s name on Schedule A attached hereto and has the voting and dispositive power in connection with the Merger with respect to such shares (with respect to each Stockholder, such Stockholder’s “Existing Shares” and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, such Stockholder’s “Shares ”); and

WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

NOW, THEREFORE, to implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

AGREEMENT

1. Agreement to Vote; Irrevocable Proxy; Etc.

(a) Agreement to Vote.  Subject to the terms and conditions hereof, each Stockholder hereby irrevocably and unconditionally agrees that, from and after the date hereof and until the Termination Date, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder shall (x) appear at such meeting or otherwise cause all of such Stockholder’s Shares to be counted as present thereat for purposes of calculating a quorum and respond to any other request by the Company or Parent for written consent, if any, and (y) vote (or cause to be voted) such Stockholder’s Shares, to the extent entitled to vote thereon, (i) in favor of (A) approval of the Merger and the other transactions contemplated by the Merger Agreement and (B) any other matter that is required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against the following actions: (A) any Acquisition Proposal or (B) any other action involving the Company or any Company Subsidiary that would reasonably be expected to have the effect of impeding, materially interfering with, materially delaying, materially postponing, or impairing the ability of the Company to consummate the Merger. Subject to the terms and conditions hereof, no Stockholder shall enter into any agreement or understanding with any Person prior to the termination of this Agreement to vote in any manner inconsistent herewith. Subject to the terms and conditions hereof, the obligations of each Stockholder specified in this Section 1(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal prior to the Termination Date.

(b) Irrevocable Proxy.  Each Stockholder hereby revokes any and all previous proxies and powers of attorney granted with respect to such Stockholder’s Shares, and no Stockholder shall grant any subsequent proxy or power of attorney with respect to such Stockholder’s Shares, except as set forth in this Agreement or required by a Letter of Transmittal. By entering into this Agreement, subject to the last sentence of this Section 1(b), each Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a proxy appointing Parent, any designee of Parent and each of Parent’s officers, with full power of substitution and resubstitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to such Stockholder’s Shares for the purposes set forth in Section 1(a). The proxy granted by each Stockholder pursuant to this Section 1(b) is, subject to the last sentence of this Section 1(b), irrevocable and is coupled with an interest, in accordance with Section 2-507(d) of the Maryland General Corporation Law, and is granted in order to secure such Stockholder’s performance under this Agreement and also in consideration of Parent entering into this Agreement and the Merger Agreement. If either Stockholder fails for any reason to be counted as present, consent or vote such Stockholder’s Shares in accordance with the requirements of Section 1(a), then Parent shall have the right to cause to be present, consent or vote such Stockholder’s Shares in accordance with the provisions of Section 1(a). The proxy granted by each Stockholder shall be automatically revoked upon the valid termination of this Agreement in accordance Section 5.

(c) Restriction on Transfer.  From the date of this Agreement until the Termination Date and except as otherwise contemplated in the Merger Agreement, neither Stockholder shall (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of such Stockholder’s Shares (any such action, a “Transfer”); provided that nothing in this Agreement shall prohibit the exercise by either Stockholder of any options to purchase Shares, (ii) deposit any of such Stockholder’s Shares into a voting trust or enter into a separate voting agreement with respect to such Stockholder’s Shares, (iii) take any action that would cause any representation or warranty of such Stockholder contained herein to become untrue or incorrect, in each case, in any material respect, or would reasonably be expected to have the effect of preventing or disabling such Stockholder from performing his obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make Transfers of Shares by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations; provided, that, each transferee agrees in writing to be bound by the terms of this Agreement applicable to such Stockholder and to hold such Shares subject to all the terms and provisions of this Agreement to the same extent as such terms and provisions bound such Stockholder. If any involuntary Transfer of any of the Shares shall occur, the transferee (which term, as used herein, shall include the initial transferee and any and all subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Termination Date.

(d) Additional Shares.  Each Stockholder hereby agrees, during the term of this Agreement, to promptly notify Parent of any new Shares acquired by such Stockholder, if any, after the execution of this Agreement. Any such Shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date of this Agreement. In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Existing Shares” and “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(e) Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent, any of the Persons identified in Section 1(b) or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Shares shall remain vested in and belong to the applicable Stockholder, and neither Parent, the Persons identified in Section 1(b) nor any other Person shall have any power or authority to direct either Stockholder in the voting or disposition of any of the Shares, except as otherwise expressly provided in this Agreement.

2. Representations and Warranties of the Stockholders.  Each Stockholder hereby represents and warrants to Parent, as of the date hereof, and at all times during the term of this Agreement, solely with respect to himself, as follows:

(a) Authorization; Validity of Agreement; Necessary Action.  Such Stockholder has full power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Shares.  Such Stockholder’s Existing Shares are owned beneficially and/or of record by such Stockholder, as set forth on Schedule A attached hereto. Such Stockholder’s Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by such Stockholder, and, except for such Stockholder’s Existing Shares, such Stockholder does not beneficially own or have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Company Common Stock or any securities convertible into shares of Company Common Stock (other than pursuant to any option, stock award or similar compensation plan adopted by the Company). Such Stockholder has the voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1 hereof and power to agree to all of the matters set forth in this Agreement with respect to each of such Stockholder’s Existing Shares as set forth on Schedule A attached hereto, with no other limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws, the organizational documents of the Company and the terms of this Agreement and the Merger Agreement.

(c) No Conflicts.  The execution and delivery of this Agreement by such Stockholder do not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on such Stockholder or his properties or assets, (b) except as may otherwise be required by federal securities Laws, conflict with or violate any Law applicable to such Stockholder or pursuant to which any of his properties or assets are bound or (c) violate any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust. Such Stockholder’s Existing Shares are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

(d) Acknowledgment.  Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3. Representations and Warranties of Parent.  Parent hereby represents and warrants to each of the Stockholders, as of the date hereof, and at all times during the term of this Agreement, as follows:

(a) Organization.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland.

(b) Corporate Authorization; Validity of Agreement; Necessary Action.  Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Parent Board, and no other corporate action or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement, and the consummation by Parent of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) No Conflicts.  The execution and delivery of this Agreement by Parent do not, and the performance of the terms of this Agreement by Parent will not, (a) require Parent to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (b) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Parent or its properties or assets, (c) except as may otherwise be required by federal securities Laws, conflict with or violate any Law applicable to Parent or pursuant to which any of its or any Parent Subsidiary’s properties or assets are bound or (d) violate any other material agreement to which Parent or any Parent Subsidiary is a party.

4. Further Assurances.  From time to time, at any other party’s request and expense and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

5. Termination.  This Agreement shall automatically terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further force or effect with no liability on the part of any party hereto upon the earlier to occur of the (a) Effective Time, (b) valid termination of the Merger Agreement in accordance with its terms, (c) an Adverse Recommendation Change, and (d) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to the date of this Agreement that (1) results in any decrease in, or material change in the form of, or (2) imposes any material restrictions or additional constraints on the payment of, the consideration to be paid per share (subject to adjustment per the terms of the Merger Agreement) for the shares of Company Common Stock (any such date shall be referred to herein as the “Termination Date”). Nothing in this Section 5 shall relieve any party of liability for breach of this Agreement prior to the termination of this Agreement pursuant to its terms.

6. Costs and Expenses.  All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

7. Amendment and Modification.  This Agreement may be amended, modified and supplemented in any and all respects only by written agreement executed and delivered by each of the respective parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought, except that this Agreement may be terminated as set forth in Section 5.

8. Notices.  Except for any notice that is specifically required by the terms of this Agreement to be delivered orally, any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (a) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (b) if sent by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day) or (c) if sent by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8):

(a)	If to any Stockholder, to:
Cole Real Estate Investments, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
Fax: (602) 778-6000
Phone: (602) 778-8780
Attention: Christopher H. Cole and Marc Nemer
Email: christopher.cole@colereit.com; and marc.nemer@colereit.com with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd St
New York, New York 10019
Phone: (212) 403-1000
Fax: (212) 403-2000
Attention: Robin Panovka, Esq. and Ronald Chen, Esq.
Email: RPanovka@WLRK.com; and RCChen@wlrk.com

and to:

Sullivan & Cromwell LLP
Century Park East, 21st Floor
Los Angeles, California 90067
Phone: (310) 712-6630
Fax: (310) 712-8800
Attention: Alison S. Ressler, Esq.
Email: Resslera@sullcrom.com

(b)	If to Parent, to:
American Realty Capital Properties, Inc.
405 Park Avenue
14th Floor
New York, New York 10022
Phone: (212) 415-6501
Fax: (212) 415-6507
Attention: Nicholas S. Schorsch
Email: NSchorsch@arlcap.com

with a copy to:

Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
Phone: (212) 969-3186
Fax: (212) 969-2900
Attention: Peter M. Fass, Esq.
          Steven L. Lichtenfeld, Esq.
          Daniel I. Ganitsky, Esq
Email: PFass@proskauer.com; SLichtenfeld@proskauer.com; DGanitsky@proskauer.com

9. Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”.

10. Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

11. Entire Agreement; No Third Party Beneficiaries.  This Agreement (together with the Merger Agreement and the Confidentiality Agreements) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. This Agreement is intended to create a contractual relationship among each Stockholder and Parent and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among any of the parties hereto. Without limiting the generality of the foregoing, none of the Stockholders or Parent, by entering into this Agreement, intends to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law with each other or any other stockholder of the Company.

12. Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13. Specific Performance; Remedies Cumulative.

(a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to seek the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity.

(b) Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

14. Governing Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland without giving effect to the principles of conflicts of law thereof.

15. Assignment.  Except as set forth in Section 1(c), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

16. Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland, for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Maryland state or federal court.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 16 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Maryland or any Maryland state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any United States federal court located in the State of Maryland or any Maryland state court. Each of the Stockholders and Parent agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

17. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17.

18. Negotiated Terms.  The provisions of this Agreement are the result of negotiations between the parties. Accordingly, this Agreement shall not be construed in favor of or against any party by reason of the extent to which the party or any of his or its professional advisors participated in its preparation.

19. Action in Stockholder Capacity Only.  The parties acknowledge and agree that this Agreement is entered into by each Stockholder solely in his capacity as the record and/or beneficial owner of such Stockholder’s Shares and nothing in this Agreement shall restrict or limit in any respect any action taken by such Stockholder in his capacity as a director or officer of the Company. The taking of any action (or failure to act) by either Stockholder in his capacity as an officer or director of the Company will in no event be deemed to constitute a breach of this Agreement.

20. Stockholder Obligations Several and Not Joint.  The obligations of each Stockholder hereunder shall be several and not joint and neither Stockholder shall be liable for any breach of the terms of this Agreement by the other Stockholder.

21. Documentation and Information.  Each Stockholder (i) consents to and authorizes the publication and disclosure by Parent and the Company of such Stockholder’s identity and holdings of the Shares, and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement, in any disclosure document required by Law, rule or regulation in connection with the Merger or any other transaction contemplated by the Merger Agreement (and, with respect to any other press release or similar announcement, authorizes publication and disclosure of such information if the Stockholder has given prior consent to such press release or other announcement) and (ii) agrees as promptly as practicable to give to Parent and the Company any information reasonably related to the foregoing as either may reasonably require for the preparation of any such disclosure documents. As promptly as practicable, each Stockholder shall notify Parent and the Company of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent and each of the Stockholders have caused this Agreement to be signed by their respective officers or other authorized Person thereunto duly authorized as of the date first written above.

STOCKHOLDERS

By:	/s/ Christopher H. Cole Christopher H. Cole
By:	/s/ Marc T. Nemer Marc T. Nemer

[Signature Page to Voting Agreement]

AMERICAN REALTY CAPITAL
PROPERTIES, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President

[Signature Page to Voting Agreement]

SCHEDULE A

Stockholder	Existing Shares

745 Seventh Avenue New York, NY 10019 United States

October 22, 2013

Board of Directors
American Realty Capital Properties, Inc.
405 Park Avenue
New York, NY 10022

Members of the Board of Directors:

We understand that American Realty Capital Properties, Inc., a Maryland Corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Cole Real Estate Investments, Inc., a Maryland Corporation (“Cole”) pursuant to which Cole will be merged with and into Clark Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (“Merger Sub”), with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share of Cole (the “Cole Common Stock”) will be converted into the right to receive the following merger consideration (collectively, the “Merger Consideration”), at the election of the holder thereof, in each case without interest: (i) 1.0929 validly issued, fully paid and non-assessable shares of Company common stock, $0.01 par value per share (“Company Common Stock”), or (ii) $13.82 per share in cash, with a maximum number of shares of Cole Common Stock that may be converted into the right to receive cash equal to 20% times the number of shares of Cole Common Stock issued and outstanding immediately prior to the effective time of the Merger, including restricted share units or performance share units of Cole which are deemed to be issued shares of Cole Common Stock under the Agreement (as defined below). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of October 22, 2013, by and among the Company, Cole and Merger Sub (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness to the Company, from a financial point of view, of the Merger Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise.

We note that the Company has recently entered into an agreement and plan of merger with CapLease, Inc. (“CapLease”), pursuant to which, among other things, CapLease will merge with and into a wholly owned subsidiary of the Company (the “CapLease Acquisition”), and that the Company and its affiliated operating partnership (“ARCP OP”) have recently entered into an agreement and plan of merger, which agreement has been amended prior to the date hereof, with American Realty Capital Trust IV, Inc. (“ARCT IV”) and its affiliated operating partnership (“ARCT IV OP”), pursuant to which, among other things, ARCT IV will merge with and into the Company and ARCT IV OP will merge with and into ARCP OP (collectively, the “ARCT IV Acquisition”). We understand that the potential pro forma financial effects of the CapLease Acquisition and the ARCT IV Acquisition are reflected in the Company Projections (as defined below) and other information and data relating to the Company and the combined company following the Proposed Transaction, as applicable, provided to or discussed with us.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Cole that we believe to be relevant to our analysis, including the Company’s most recent Annual Report on Form 10-K, Cole’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q of the Company and Cole for their respective fiscal quarters ended June 30, 2013, Current Report on Form 8-K of CapLease dated May 28, 2013 and Joint Proxy Statement/Prospectus on Form S-4 (as amended) of the Company and ARCT IV; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of Cole furnished to us by the Company, including financial projections of Cole prepared by management of Cole (the “Cole Projections”); (5) a trading history of the Company’s common stock from October 18, 2012 to October 18, 2013 and a comparison of that trading history with those of other companies that we deemed relevant; (6) a trading history of Cole’s common stock from June 20, 2013 to October 18, 2013 and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and Cole with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; and (9) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company (which reflects certain potential pro forma financial effects of the CapLease Acquisition and the ARCT IV Acquisition, as applicable), including the expected cost savings and operating synergies expected by the management of the Company to result from the Proposed Transaction (collectively, the “Expected Impacts”). In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and the potential strategic benefits of the Proposed Transaction, including but not limited to the potential impacts to the Company’s growth, portfolio and leverage and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to financial projections, including the Company Projections and the Cole Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and Cole as to the future financial performance of the Company and Cole and that the Company and Cole will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Impacts are reasonable and that certain Expected Impacts will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. Additionally, upon the advice of the Company, we have assumed that the CapLease Acquisition and the ARCT IV Acquisition will be consummated in accordance with their terms and in a manner consistent with the assumptions underlying the financial forecasts relating to the Company and Cole. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company (or of CapLease or ARCT IV) or of Cole, and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company (or of CapLease or ARCT IV) or of Cole. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no view as to the CapLease Acquisition and the ARCT IV Acquisition, or any of the terms or conditions thereof. We express no opinion as to the prices at which shares of common stock of the Company would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of common stock of the Company to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Cole in the past, and we may perform such services in the future, and have received, and expect to receive, customary fees for such services. We have not received any fees from Cole for such services in the past two years. With respect to the Company, specifically, in the past two years, we have performed the following investment banking and financial services: (i) we provided a $150 million commitment in connection with the Company’s $1.7 billion senior secured credit facility, dated February 14, 2013 (as amended), and (ii) we served as joint book-running manager in July 2013 for the Company’s offering of $310 million of Convertible Senior Notes due 2018. Furthermore, we have been engaged to act as the arranger for a $2.175 billion term loan and a $575 million bridge loan facility (and we have also been engaged to act as initial purchaser in connection with the issuance of $575 million of bonds which may be issued in lieu of such $575 million bridge loan) to the Company in connection with the Proposed Transaction, the proceeds of which may be used to refinance certain debt of the combined company that may be outstanding following the effective time of the Merger and to pay all or a portion of the cash consideration in connection with the Merger. Pursuant to such financing transactions, we expect to receive certain customary indemnification and fees from the Company, including certain fees payable depending on various circumstances and contingencies.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Cole for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ BARCLAYS CAPITAL INC.

BARCLAYS CAPITAL INC.

ANNEX D

200 West Street | New York, New York 10282-2198 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

October 22, 2013

Board of Directors
Cole Real Estate Investments, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than American Realty Capital Properties, Inc. (“ARCP”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cole Real Estate Investments, Inc. (the “Company”) of the Per Share Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 22, 2013 (the “Agreement”), by and among ARCP, Clark Acquisition, LLC, a direct wholly owned subsidiary of ARCP (“Clark Acquisition”), and the Company. Pursuant to the Agreement, the Company will be merged with and into Clark Acquisition (the “Merger”) and each outstanding Share (not owned by ARCP and its subsidiaries) will be converted into the right to receive, at the election of the holder thereof, either (i) 1.0929 shares of common stock, par value $0.01 per share (“ARCP Common Stock”), of ARCP or (ii) $13.82 in cash, subject to proration as set forth in the Agreement (the “Per Share Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ARCP and any of their respective affiliates and third parties, including AR Capital, LLC (“ARC”), the sponsor of ARCP, and its affiliates and other entities sponsored by ARC, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with its acquisition of Cole Holdings Corporation (“Holdings”) in April 2013 (the “Holdings Acquisition”), and as dealer manager with respect to the Company’s self tender offer for up to $250,000,000 of its Shares commenced in June 2013. We also have provided certain investment banking services to ARC, its affiliates and companies sponsored by ARC from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to American Realty Capital Trust, Inc., a company formerly sponsored by ARC, in connection with its acquisition by Realty Income Corporation in January 2013. We may also in the future provide investment banking services to the Company, ARCP and their respective affiliates, including ARC, its affiliates and entities sponsored by ARC, for which our Investment Banking Division may receive compensation.

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors
Cole Real Estate Investments, Inc.
October 22, 2013

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2012; the Pre-Effective Amendment No. 3 to the Registration Statement of ARCP on Form S-4 (333-190056) relating to its pending acquisition of American Realty Capital Trust IV, Inc.; annual reports to shareholders and Annual Reports on Form 10-K of ARCP for the two fiscal years ended December 31, 2012; the Registration Statement of ARCP on Form S-11 (333-172205), including the Prospectus of ARCP, dated July 7, 2011, relating to the initial public offering of the ARCP Common Stock; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and ARCP; certain other communications from the Company and ARCP to their respective shareholders; certain publicly available research analyst reports for the Company and ARCP; and certain internal financial analyses and forecasts for the Company prepared by its management and for ARCP (including the estimated pro forma projected capital structure of ARCP as of December 31, 2013) prepared by its management as adjusted by management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), and certain cost savings and operating synergies projected by the management of ARCP to result from the Transaction as adjusted by management of the Company, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and ARCP regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and ARCP; reviewed the reported price and trading activity for the Shares and shares of ARCP Common Stock; compared certain financial and stock market information for the Company and ARCP with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or ARCP or any of their respective subsidiaries or that are subject to any pending acquisition by ARCP and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained, and the ARCT IV Merger, the CapLease Merger and the Self-Management (all as defined in the Agreement) will be consummated prior to or simultaneously with the consummation of the Transaction, in each case without any adverse effect on the Company or ARCP or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Board of Directors
Cole Real Estate Investments, Inc.
October 22, 2013

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than ARCP and its affiliates) of Shares, as of the date hereof, of the Per Share Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction, or of any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any incentive, contingent or other consideration relating to the Holdings Acquisition, or of any compensation, to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Per Share Consideration to be paid to the holders (other than ARCP and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of ARCP Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or ARCP or the ability of the Company or ARCP to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote on the Transaction or any other matter or make any election in respect of the Per Share Consideration. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be paid to the holders (other than ARCP and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

APPENDIX I:

American Realty Capital Properties, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm	Appendix I-2
Consolidated Balance Sheets as of December 31, 2012 and 2011	Appendix I-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2012 and 2011 and the Period from December 2, 2010 (Date of Inception) to December 31, 2010	Appendix I-4
Consolidated Statement of Changes in Equity for the Years Ended December 31, 2012 and 2011 and the Period from December 2, 2010 (Date of Inception) to December 30, 2010	Appendix I-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011 and the Period from December 2, 2010 (Date of Inception) to December 30, 2010	Appendix I-6
Notes to Consolidated Financial Statements	Appendix I-8
Consolidated Balance Sheets as of September 30, 2013 (Unaudited) and December 31, 2012	Appendix I-43
Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2013 and 2012 (Unaudited)	Appendix I-44
Consolidated Statement of Changes in Equity for the Nine Months Ended September 30, 2013 (Unaudited)	Appendix I-46
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013 and 2012 (Unaudited)	Appendix I-47
Notes to Consolidated Financial Statements as of September 30, 2013 (Unaudited)	Appendix I-49
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix I-83

Appendix I-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Realty Capital Properties, Inc.

We have audited the accompanying consolidated balance sheets of American Realty Capital Properties, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2012 and for the period from December 2, 2010 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Properties, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 and for the period from December 2, 2010 (date of inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
May 7, 2013
Appendix I-2

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	December 31,
	2012	2011
ASSETS
Real estate investments, at cost:
Land	$249,541	$25,624
Buildings, fixtures and improvements	1,336,726	161,925
Acquired intangible lease assets	212,223	21,777
Total real estate investments, at cost	1,798,490	209,326
Less: accumulated depreciation and amortization	(56,110)	(15,340)
Total real estate investments, net	1,742,380	193,986
Cash and cash equivalents	156,873	19,331
Investment securities, at fair value	41,654	—
Restricted cash	1,108	—
Prepaid expenses and other assets	7,416	2,050
Receivable for issuance of common stock	—	969
Deferred costs, net	15,356	3,424
Assets held for sale	665	1,818
Total assets	$1,965,452	$221,578
LIABILITIES AND EQUITY
Mortgage notes payable	$265,118	$35,320
Secured revolving credit facilities	124,604	42,407
Derivatives, at fair value	3,830	98
Accounts payable and accrued expenses	9,459	1,574
Deferred rent and other liabilities	4,336	887
Distributions payable	9,946	504
Total liabilities	417,293	80,790
Series A convertible preferred stock, $0.01 par value, 545,454 and 0 shares (liquidation preference $11.00 per share) authorized, issued and outstanding at December 31, 2012 and 2011, respectively	5	—
Series B convertible preferred stock, $0.01 par value, 283,018 and 0 shares (liquidation preference $10.60 per share) authorized, issued and outstanding at December 31, 2012 and 2011, respectively	3	—
Common stock, $0.01 par value, 240,000,000 shares authorized, 179,167,112 and 17,162,016 issued and outstanding at December 31, 2012 and December 31, 2011, respectively	1,792	172
Additional paid-in capital	1,653,900	144,230
Accumulated other comprehensive loss	(3,934)	(98)
Accumulated deficit	(120,072)	(7,218)
Total stockholders’ equity	1,531,694	137,086
Non-controlling interests	16,465	3,702
Total equity	1,548,159	140,788
Total liabilities and equity	$1,965,452	$221,578

The accompanying notes are an integral part of these statements.

Appendix I-3

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for per share data)

	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Revenues:
Rental income	$64,791	$3,762	$—
Operating expense reimbursements	2,002	208	—
Total revenues	66,793	3,970	—
Operating expenses:
Acquisition related	42,761	3,898	—
Merger and other transaction related	2,603	—	—
Property operating	3,484	220	—
General and administrative	5,092	735	—
Depreciation and amortization	40,700	2,111	—
Operating fees to affiliates	212	—	—
Total operating expenses	94,852	6,964	—
Operating loss	(28,059)	(2,994)	—
Other income (expenses):
Interest expense	(11,856)	(960)	—
Income from investments	534	—	—
Other income	426	2	—
Total other expenses, net	(10,896)	(958)	—
Loss from continuing operations	(38,955)	(3,952)	—
Net loss from continuing operations attributable to non-controlling interests	255	69	—
Net loss from continuing operations attributable to stockholders	(38,700)	(3,883)	—
Discontinued operations:
Loss from operations of held for sale properties	(145)	(37)	—
Loss on held for sale properties	(600)	(815)	—
Net loss from discontinued operations	(745)	(852)	—
Net loss from discontinued operations attributable to non-controlling interests	46	36	—
Net loss from discontinued operations attributable to stockholders	(699)	(816)	—
Net loss	(39,700)	(4,804)	—
Net loss attributable to non-controlling interests	301	105	—
Net loss attributable to stockholders	(39,399)	(4,699)	—
Other comprehensive loss:
Designated derivatives, fair value adjustment	(3,743)	(98)	—
Unrealized loss on investment securities, net	(93)	—
Comprehensive loss	$(43,235)	$(4,797)	$—
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.38)	$(1.04)	$—
Basic and diluted net loss per share attributable to common stockholders	$(0.39)	$(1.26)	$—

The accompanying notes are an integral part of these statements.

Appendix I-4

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except for share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stock-holders' Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, Date of Inception	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	—	20,000	—	200	—	—	200	—	200
Balance, December 31, 2010	—	—	20,000	—	200	—	—	200	—	200
Issuance of common stock	—	—	16,929,184	170	185,957	—	—	186,127	—	186,127
Offering costs, commissions and dealer manager fees	—	—	—	—	(21,752)	—	—	(21,752)	—	(21,752)
Common stock issued through distribution reinvestment plan	—	—	27,169	—	271	—	—	271	—	271
Share-based compensation	—	—	185,663	2	223	—	—	225	—	225
Distributions declared	—	—	—	—	—	—	(2,519)	(2,519)	—	(2,519)
Common stock repurchases	—	—	—	—	(25)	—	—	(25)	—	(25)
Contribution transactions	—	—	—	—	(16,769)	—	—	(16,769)	—	(16,769)
Contributions from non-controlling interest holders	—	—	—	—	(3,875)	—	—	(3,875)	3,875	—
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(68)	(68)
Net loss	—	—	—	—	—	—	(4,699)	(4,699)	(105)	(4,804)
Other comprehensive loss	—	—	—	—	—	(98)	—	(98)	—	(98)
Balance, December 31, 2011	—	—	17,162,016	172	144,230	(98)	(7,218)	137,086	3,702	140,788
Issuance of preferred stock	828,472	8	—	—	8,992	—	—	9,000	—	9,000
Issuance of common stock	—	—	159,396,558	1,594	1,656,213	—	—	1,657,807	—	1,657,807
Offering costs, commissions and dealer manager fees	—	—	—	—	(181,643)	—	—	(181,643)	—	(181,643)
Common stock issued through distribution reinvestment plan	—	—	2,678,451	27	26,757	—	—	26,784	—	26,784
Share-based compensation	—	—	111,566	1	1,223	—	—	1,224	—	1,224
Distributions declared	—	—	—	—	—	—	(73,455)	(73,455)	—	(73,455)
Common stock repurchases	—	—	(181,479)	(2)	(1,872)	—	—	(1,874)	—	(1,874)
OP units issued to acquire real estate investment	—	—	—	—	—	—	—	—	6,352	6,352
Contributions from non-controlling interest holders	—	—	—	—	—	—	—	—	7,375	7,375
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(663)	(663)
Net loss	—	—	—	—	—	—	(39,399)	(39,399)	(301)	(39,700)
Other comprehensive loss	—	—	—	—	—	(3,836)	—	(3,836)	—	(3,836)
Balance December 31, 2012	828,472	$8	179,167,112	$1,792	$1,653,900	$(3,934)	$(120,072)	$1,531,694	$16,465	$1,548,159

The accompanying notes are an integral part of these statements.

Appendix I-5

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Cash flows from operating activities:
Net loss	$(39,700)	$(4,804)	$—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	32,799	1,879	—
Amortization of intangible lease assets	7,901	244	—
Amortization of deferred costs	2,031	200	—
Amortization of above-market lease asset	116	—	—
Loss on held for sale properties	600	815	—
Share-based compensation	1,224	225	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(4,932)	(546)	—
Accounts payable and accrued expenses	8,122	843	—
Deferred rent and other liabilities	3,449	887	—
Net cash provided by (used in) operating activities	11,610	(257)	—
Cash flows from investing activities:
Investments in real estate and other assets	(1,582,758)	(89,981)	—
Capital expenditures	(54)	—	—
Proceeds from sale of property held for sale	553	—	—
Deposits for real estate investments	(500)	—	—
Purchase of investment securities	(41,747)	—	—
Net cash used in investing activities	(1,624,506)	(89,981)	—
Cash flows from financing activities:
Proceeds from mortgage notes payable	229,798	21,470	—
Proceeds from senior secured revolving credit facility	82,319	2,066	—
Payments on senior secured revolving credit facility	(122)	(11,159)	—
Payments of deferred financing costs	(13,974)	(3,108)	—
Common stock repurchases	(1,534)	—	—
Proceeds from issuances of preferred shares	9,000	—	—
Proceeds from issuances of common stock	1,658,776	122,993	—
Payments of offering costs and fees related to stock issuances	(182,226)	(20,884)	—
Contributions from affiliate	—	2	—
Contributions from non-controlling interest holders	7,375	—	—
Distributions to non-controlling interest holders	(663)	(68)	—
Distributions paid	(37,223)	(1,743)	—
Advances from affiliates, net	20	—	—
Restricted cash	(1,108)	—
Net cash provided by financing activities	1,750,438	109,569	—
Net change in cash and cash equivalents	137,542	19,331	—
Cash and cash equivalents, beginning of period	19,331	—	—
Cash and cash equivalents, end of period	$156,873	$19,331	$—

The accompanying notes are an integral part of these statements.

Appendix I-6

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In thousands)

	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Supplemental Disclosures:
Cash paid for interest	$8,983	$622	$—
Cash paid for income taxes	129	—	—
Non-cash investing and financing activities:
OP units issued to acquire real estate investment	6,352	—	—
Common stock issued through distribution reinvestment plan	26,784	271	—
Initial proceeds from senior secured revolving credit facility used to pay down mortgages assumed in Formation Transactions	—	51,500	—
Mortgage note payable contributed in Formation Transactions	—	13,850	—
Reclassification of deferred offering costs	—	—	681

The accompanying notes are an integral part of these statements.

Appendix I-7

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1 — Organization

American Realty Capital Properties, Inc. (the “Company”), is a Maryland corporation incorporated on December 2, 2010 that qualified as a real estate investment trust for U.S. federal income tax purposes beginning in the year ended December 31, 2011. On September 6, 2011, the Company completed its initial public offering (the “IPO”) and its shares of common stock began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ARCP” on September 7, 2011.

The Company acquires, owns and operates single-tenant, freestanding commercial real estate properties. The Company has acquired a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The Company considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. The Company expects this investment strategy to develop growth potential from below market leases. Additionally, the Company owns a portfolio that uniquely combines a portfolio of properties with stable income from high credit quality tenants, with properties that have substantial growth opportunities.

On February 28, 2013, the Company merged with American Realty Capital Trust III, Inc., a Maryland Corporation (“ARCT III”), (see Note 2 — Merger Agreement).

Prior to the Merger (as defined below) and continuing following the consummation of the Merger, substantially all of the Company’s business was and continues to be conducted through ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holder of 99.1% of the equity interest in the OP as of December 31, 2012. ARC Real Estate Partners, LLC (the “Contributor”) and certain unaffiliated investors are limited partners and owners of 0.2% and 0.7%, respectively, of the equity interest in the OP. After holding units of limited partner interests in the OP (“OP Units”) for a period of one year, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, as allowed by the limited partnership agreement of the OP. All holders of units of equity ownership in the ARCT III operating partnership converted such units into the same class of equity ownership in the OP immediately upon consummation of the Merger. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained ARC Properties Advisors, LLC (the “Manager”), a wholly owned subsidiary of the Sponsor, to manage its affairs on a day to day basis and, as a result, is generally externally managed. Prior to the Merger, the Company had no employees. In connection with the Merger, the Company internalized certain functions performed for it by the Sponsor and its affiliates prior to the Merger, including acquisition, accounting and portfolio management services and, as a result, the Company currently employs individuals performing such functions. ARCT III was externally managed by American Realty Capital Advisors III, LLC (the “ARCT III Advisor”). These affiliated parties, including the Manager, the Sponsor and Realty Capital Securities, LLC (“RCS” or the “Dealer Manager”), an entity which is under common ownership with the Sponsor, have performed services for the Company and ARCT III, in exchange for which they have received compensation, fees and expense reimbursements, and will continue to receive compensation, fees and expense reimbursements for providing on-going investment oversight and management services to the Company.

Formation Transactions

At the completion of the Company’s IPO, the Contributor, an affiliate of the Sponsor, contributed to the OP its indirect ownership interests in certain assets of ARC Income Properties, LLC and ARC Income Properties III, LLC (the “Contributed Companies”). Assets contributed included (1) 59 properties that are presently leased to RBS Citizens Bank, N.A. and Citizens Bank of Pennsylvania, or collectively, Citizens

Appendix I-8

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1 — Organization  – (continued)

Bank, one property presently leased to Community Bank, N.A, or Community Bank, and one property leased to Home Depot U.S.A., Inc., or Home Depot, and (2) two vacant properties. Additionally, the OP assumed certain liabilities of the Contributed Companies, including $30.6 million of unsecured notes payable and $96.2 million of mortgage notes secured by the contributed properties.

Because the contribution was from an affiliate of the Sponsor and deemed to be a transaction between entities under common control, the assets and liabilities were recorded by the Company at the Contributor’s carrying amount, or book value, at the time of the contribution. The assets and liabilities of the Contributed Companies are summarized as follows (amounts in thousands):

Assets and liabilities of Contributed Companies, at carryover basis:
Real estate investments, net of accumulated depreciation and amortization of $13,453	$108,759
Other assets	2,402
Notes payable(1)	(30,626)
Mortgage notes payable(2)	(96,472)
Other liabilities	(834)
Net assets (liabilities) of Contributed Companies	$(16,771)

(1)	Notes payable were repaid from the proceeds of the Company’s IPO concurrently with closing.
(2)	$82.6 million of mortgage notes payable were refinanced with a new $51.5 million revolving credit facility and the remaining balance was repaid from the proceeds of the Company’s IPO concurrently with closing of the IPO.

Note 2 — Merger Agreement

On December 14, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ARCT III and certain subsidiaries of each company. The Merger Agreement provided for the merger of ARCT III with and into a subsidiary of the Company (the “Merger”). The Merger was consummated on February 28, 2013.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of common stock of ARCT III was converted into the right to receive (i) 0.95 of a share of the Company’s common stock, (the “Exchange Ratio”) or (ii) $12.00 in cash. In addition, each outstanding unit of equity ownership of the ARCT III OP was converted into the right to receive 0.95 of the same class of unit of equity ownership in the OP.

Upon the closing of the Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III’s common stock, were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of the Company’s common stock based on the Exchange Ratio. In addition, 148.1 million shares of ARCT III’s common stock were converted to shares of the Company’s common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of the Company’s common stock outstanding after the exchange.

Upon the consummation of the Merger, American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the American Realty Capital Operating Partnership III (the “ARCT III OP”), was entitled to subordinated distributions of net sales proceeds from ARCT III OP which resulted in the issuance of units of limited partner interests in the ARCT III OP, when after applying the Exchange Ratio, resulting in the issuance of an additional 7.3 million OP Units. The parties have agreed that such OP Units will be subject to a minimum one-year holding period before being exchangeable into the Company’s common stock.

Appendix I-9

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Merger Agreement  – (continued)

Upon consummation of the Merger, the vesting of the shares of the Company’s and ARCT III’s outstanding restricted stock was accelerated.

In connection with the Merger, the Company also had entered into an agreement with the Sponsor and its affiliates to internalize certain functions performed by them prior to the Merger, at no cost to the Company, including acquisition, accounting and portfolio management services (the “Internalization”). In connection with the Internalization, (i) the Company and its Sponsor terminated the acquisition and capital services agreement dated September 6, 2011, between the parties, which eliminated acquisition and financing fees payable by the Company and (ii) the Manager reduced asset management fees from an annualized 0.50% of the unadjusted book value of all of the Company’s assets to 0.50% for up to $3.0 billion of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. In addition, the Company paid $4.1 million for certain furniture, fixtures, equipment, and $1.7 million for other assets and certain costs associated with the Merger. The Company and the Manager are considered entities under common control, as such, the assets acquired from the Manager were recorded by the Company at their carryover basis.

Accounting Treatment of the Merger

The Company and ARCT III, to the Merger date, were considered to be entities under common control. Both entities’ advisors were wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have significant ownership interests in the Company and had significant ownership of ARCT III through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities were contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge fees to the Company. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with generally accepted accounting principals in the United States (“U.S. GAAP”). The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the Merger date. In addition, U.S. GAAP requires that we present historical financial information as if the entities were combined for each period presented, therefore all financial statements including the notes thereto are presented combining ARCP and ARCT III historical financial information.

New Credit Facility

On February 14, 2013, ARCT III, through ARCT III OP, its operating partnership, entered into an unsecured credit facility (the “New Credit Facility”), with Wells Fargo Bank, National Association, as administrative agent, RBS Citizens, N.A. and Regions Bank, as syndication agents, and Capital One, N.A. and JP Morgan Chase Bank, N.A., as documentation agents.

Additionally, upon consummation of the Merger, the Company’s senior secured revolving credit facility with RBS (the “RBS Facility”) of up to $150.0 million was paid off in full and terminated. ARCT III terminated the Senior Facility (as defined in Note 5 — Credit Facilities) agreement with RBS simultaneous with entering into the New Credit Facility.

See Note 5 — Credit Facilities for further description of the New Credit Facility and repayments and terminations of facilities upon the consummation of the Merger.

Appendix I-10

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. GAAP.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Reclassification

Certain reclassifications have been made to the previously issued historical consolidated financial statements of the Company and ARCT III to conform to this consolidated presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, to record investments in real estate, real estate taxes, and derivative financial instruments and hedging activities, as applicable.

Formation Transactions

Upon the effectiveness of the IPO, the Company acquired certain properties from affiliated entities of the Company and, as such, the Company was no longer considered to be in the development stage. The contribution of the properties from affiliates in the initial formation of the Company was accounted for as a reorganization of entities under common control and therefore all assets and liabilities related to the contributed properties were accounted for on the carryover basis of accounting whereby the real estate investments were contributed at amortized cost and all assets and liabilities of the predecessor entities became assets and liabilities of the Company.

Real Estate Investments

The Company records acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. The Company considers the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 40 years for buildings, five to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets.

Impairment of Long Lived Assets

Operations related to properties that have been sold or properties that are intended to be sold are presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are designated as “held for sale” on the accompanying consolidated balance sheets.

Appendix I-11

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used.

For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. At December 31, 2012, and 2011, the Company had one and two, respectively, vacant properties classified as properties held for sale. See Note 17 — Discontinued Operations and Properties Held for Sale.

Allocation of Purchase Price of Acquired Assets

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on the Company’s analysis of comparable properties in its portfolio. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, five to ten years for building equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

Appendix I-12

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

The aggregate value of intangibles assets related to customer relationships is measured based on the Company’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 2 to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Intangible lease assets of the Company consist of the following as of December 31, 2012 and 2011 (amounts in thousands):

	December 31,
	2012	2011
In-place leases, gross	$210,959	$21,777
Accumulated amortization on in-place leases	(11,183)	(3,282)
In-place leases, net of accumulated amortization	199,776	18,495
Above market leases, gross	1,264	—
Accumulated amortization on above market leases	(116)	—
Above market leases, net of accumulated amortization	1,148	—
Total intangible lease assets, net	$200,924	$18,495

The following table provides the weighted-average amortization period as of December 31, 2012 for intangible lease assets and the projected amortization expense and adjustments of rental income for the next five years of the Company (amounts in thousands):

	Weighted- Average Amortization Period in Years	2013	2014	2015	2016	2017
In-place leases:
Total to be included in amortization expense	11.9	$19,265	$19,234	$18,855	$18,586	$18,049
Above market leases:
Total to be included in rental income	5.0	$252	$252	$252	$252	$122
Total intangible lease assets	11.9

Appendix I-13

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less.

The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit. At December 31, 2012 and 2011, the Company had deposits of $156.9 million and $19.3 million, respectively, of which $154.8 million and $18.5 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result.

Restricted Cash

Restricted cash primarily consists of reserves related to lease expirations as well as maintenance, structural, and debt service reserves.

Deferred Costs, Net

Deferred costs, net consists of deferred financing costs net of accumulated amortization, deferred leasing costs net of accumulated amortization and deferred offering costs.

Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined the financing will not close. At December 31, 2012 and 2011, the Company had $15.1 million and $3.1 million, respectively, of deferred financing costs net of accumulated amortization.

Deferred leasing costs, consisting primarily of lease commissions and payments made to assume existing leases, are deferred and amortized over the term of the lease. At December 31, 2012 and 2011, the Company had $0.2 million and $0.3 million, respectively, of deferred leasing costs, net of accumulated amortization.

Deferred offering costs represent professional fees, fees paid to various regulatory agencies, and other costs incurred in connection with registering to sell shares of the Company’s common stock. As of December 31, 2012, the Company had $0.1 million of deferred offering costs related to the Company’s $500.0 million universal shelf and resale registration statements filed with the SEC in August 2012. As of December 31, 2011, the Company had no deferred offering costs.

Share Repurchase Program

ARCT III’s board of directors had adopted a Share Repurchase Program (“SRP”) that enabled stockholders to sell their shares to ARCT III in limited circumstances. The SRP permitted investors to sell their shares back to ARCT III after they had held them for at least one year, subject to the significant conditions and limitations described below.

The purchase price per share depended on the length of time investors had held such shares as follows: after one year from the purchase date — the lower of $9.25 or 92.5% of the amount they actually paid for each share; after two years from the purchase date — the lower of $9.50 or 95.0% of the amount they actually paid for each share; after three years from the purchase date — the lower of $9.75 or 97.5% of the amount they actually paid for each share; and after four years from the purchase date — the lower of $10.00 or 100% of the amount they actually paid for each share.

ARCT III was only authorized to repurchase shares pursuant to the SRP up to the value of shares issued under the DRIP and limited the amount spent to repurchase shares in a given quarter to the value of the shares issued under the DRIP in that same quarter.

Appendix I-14

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

When a stockholder requested repurchases and the repurchases were approved by ARCT III’s board of directors, it reclassified such obligation from equity to a liability based on the settlement value of the obligation. The following table reflects the number of shares repurchased for the years ended December 31, 2012 and 2011. There were no repurchases requested or fulfilled during the period from October 15, 2010 (“ARCT III’s date of inception”) to December 31, 2010.

Year ended December 31,	Number of Requests	Number of Shares	Average Price per Share
2011	1	2,375	$10.00
2012	73	179,104	9.93
Cumulative repurchase requests as of December 31, 2012(1)	74	181,479	$9.93

(1)	Includes unfulfilled repurchase requests for 35,180 shares at a average price per share of $9.86, which were approved for repurchase as of December 31, 2012.

Upon the Merger the SRP was terminated.

Distribution Reinvestment Plan

Pursuant to the ARCT III distribution reinvestment plan or (“DRIP”), stockholders could have elected to reinvest distributions by purchasing shares of ARCT III common stock in lieu of receiving cash. No dealer manager fees or selling commissions were paid with respect to shares purchased pursuant to the DRIP. Participants purchasing shares pursuant to the DRIP had the same rights and were treated in the same manner as if such shares were issued pursuant to ARCT III’s initial public offering (the “ARCT III IPO”). Shares issued under the DRIP were recorded within stockholders’ equity in the accompanying consolidated balance sheets in the period distributions were declared. During the years ended December 31, 2012 and 2011, ARCT III issued 2.7 million and 27,169 shares of common stock, respectively, with a value of $26.8 million and $0.3 million, respectively, in each case with a par value per share of $0.01, pursuant to the DRIP. Upon the Merger, the DRIP was terminated.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Appendix I-15

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Revenue Recognition

Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease. The Company will record rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

The Company’s revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates.

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations and comprehensive loss. As of December 31, 2012 and 2011, the Company determined that there was no allowance for uncollectible accounts necessary.

Offering and Related Costs

Offering and related costs include costs incurred in connection with the Company’s issuance of common stock. These costs include, but are not limited to, (i) legal, accounting, printing, mailing and filing fees; (ii) escrow related fees, and (iii) reimbursement to the Dealer Manager for amounts they paid to reimburse the bonified due diligence expenses of broker-dealers.

Share-Based Compensation

The Company has a stock-based incentive award plan for its affiliated Manager, non-executive directors, officers, other employees and independent contractors who are providing services to the Company, as applicable, and a non-executive director restricted share plan, which are accounted for under the guidance for share-based payments. The expense for such awards is included in general and administrative expenses and is recognized over the vesting period or when the requirements for exercise of the award have been met. See Note 12 — Share-Based Compensation for additional information on these plans.

Appendix I-16

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

Income Taxes

Each of the Company and ARCT III qualified as REITs under Sections 856 through 860 of the Internal Revenue Code (the “Code”) commencing with the taxable year ended December 31, 2011. Being qualified for taxation as a REIT, each of the Company and ARCT III generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Each of the Company and ARCT III may still be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Per Share Data

Income (loss) per basic share of common stock is calculated by dividing net income (loss) less dividends on unvested restricted stock and dividends on preferred shares by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock considers the effect of potentially dilutive shares of common stock outstanding during the period.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company’s investments in real estate generate rental revenue and other income through the leasing of properties, which comprised 100% of its total consolidated revenues. Although the Company’s investments in real estate will be geographically diversified throughout the United States, management evaluates operating performance on an individual property level. The Company’s properties have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company’s own data. This guidance is largely consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance was applied prospectively and was effective for interim and annual reporting periods ending after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. This guidance was applied prospectively and was effective for interim and annual reporting periods ended after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations but changed the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

Appendix I-17

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

In September 2011, the FASB issued guidance that allows entities to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance was effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued new accounting guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Appendix I-18

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Real Estate Investments

The following table presents the allocation of the assets acquired and liabilities of the Company assumed during the periods presented (dollar amounts in thousands):

	Year Ended December 31,
	2012	2011
Real estate investments, at cost:
Land	$223,917	$25,624
Buildings, fixtures and improvements	1,174,747	161,925
Total tangible assets	1,398,664	187,549
Acquired intangibles:
In-place leases	189,182	21,777
Above market leases	1,264	—
Total real estate investments acquired	1,589,110	209,326
OP Units issued to acquire real estate investments	(6,352)	—
Cash paid to acquire real estate investments(1)	$1,582,758	$209,326
Number of properties acquired	524	129

(1)	For the year ended December 31, 2011, the amount includes the properties that were contributed in September 2011 in conjunction with the completion of the Company’s IPO by the Contributor at amortized cost as well as $17.5 million of properties acquired by the Company following its IPO.

The Company owns and operates commercial properties. As of December 31, 2012, the Company owned 654 properties, one of which was vacant and classified as held for sale. As of December 31, 2011, the Company owned 131 properties, two of which were vacant and classified as held for sale. The Contributor, an affiliate of the Sponsor, contributed 63 properties (the “Contributed Properties”) in September 2011 in conjunction with the completion of the IPO at amortized cost.

The following table reflects the number and related purchase prices of properties acquired during the years ended December 31, 2012 and 2011 of the Company (dollar amounts in thousands):

	Number of Properties	Base Purchase Price
Year ended December 31, 2011	129	$209,326
Year ended December 31, 2012(1)	524	1,589,110
Total portfolio as of December 31, 2012	653	$1,798,436

(1)	Buildings, fixtures and improvements have been provisionally allocated for two properties with an aggregate purchase price of $183.9 million pending receipt of the cost segregation analyses on such assets being prepared by a third party specialist.

Appendix I-19

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Real Estate Investments  – (continued)

The following table presents unaudited pro forma information as if the acquisitions during the year ended December 31, 2012, had been consummated on December 2, 2010 (date of inception). Additionally, the unaudited pro forma net loss attributable to stockholders was adjusted to reclass acquisition and transaction related expenses of $42.8 million from the year ended December 31, 2012 to the period from December 2, 2010 to December 31, 2010.

(Amounts in thousands)	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Pro forma revenues	$146,821	$144,081	$26,989
Pro forma net income (loss) attributable to stockholders	$27,816	$27,052	$(33,660)

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

Future Minimum Base Rent Payments
2013	$140,200
2014	140,941
2015	141,292
2016	141,579
2017	138,411
Thereafter	955,557
Total	$1,657,980

Tenant Concentration

The following table lists the tenants of the Company whose annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2012 and 2011. Annualized rental income for net leases is rental income on a straight-line basis as of December 31, 2012, which includes the effect of tenant concessions such as free rent, as applicable. The Company did not own any properties as of December 31, 2010.

Tenant	2012	2011
Dollar General	12.3%	20.8%
Citizens Bank	11.8%	40.8%
FedEx	10.2%	*
Home Depot	*	13.7%
Walgreens	*	11.1%

*	The tenants’ annualized rental income was not greater than 10% of total annualized rental income for all portfolio properties as of the period specified.

Appendix I-20

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Real Estate Investments  – (continued)

The termination, delinquency or non-renewal of one or more leases by any of the above tenants may have a material effect on revenues. No other tenant represents more than 10% of the annualized rental income for the periods presented.

Geographic Concentration

The following table lists the states where the Company has concentrations of properties where annual rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2012 and 2011:

State	2012	2011
Illinois	11.2%	*
South Carolina	*	15.2%
Ohio	*	12.9%
Michigan	*	17.4%

*	The state’s annualized rental income was not greater than 10% of total annualized rental income for all portfolio properties as of the period specified.

Note 5 — Credit Facilities

On September 7, 2011, the Company obtained a senior secured revolving credit facility with RBS of up to $150.0 million subject to providing qualified collateral, among other conditions. The proceeds of advances made under the credit agreement may have been used to finance the acquisition of net leased, investment or non-investment grade leased properties and for other permitted corporate purposes. Up to $10.0 million of the facility was available for letters of credit. The credit agreement had a term of 36 months and a maturity date of September 7, 2014, and could have been be extended at the Company’s option for an additional 24 months.

Any advance made under the credit facility bore floating interest at per annum rates equal to the one-month London Interbank Offered Rate (“LIBOR”) plus 2.15% to 2.90% depending on the Company’s loan to value ratio as specified in the credit agreement. In the event of a default, the lender had the right to terminate its obligations under the credit agreement, including the funding of future advances, and to accelerate the payment on any unpaid principal amounts outstanding. The credit facility required a fee of 0.15% on the unused balance if amounts outstanding under the facility are 50% or more of the total facility amount and 0.25% on the unused balance if amounts outstanding under the facility were less than 50% of the total facility amount.

As of December 31, 2012, there was $124.6 million outstanding on this facility, which bore an interest rate of 3.11%, collateralized by 114 properties. At December 31, 2012, there was $20.4 million available to the Company for future borrowings. At December 31, 2011, there was $42.4 million outstanding on this facility with an interest rate of 3.17%, collateralized by 59 properties. In conjunction with the Merger the credit facility was repaid in full and terminated.

On July 20, 2012, ARCT III, through ARCT III OP, entered into a senior revolving credit facility (the “Senior Facility”) in the amount of $100.0 million with RBS. The Senior Facility had a term of 36 months and a maturity date in July 2015, and could have been extended for an additional 12 months. ARCT III had the option, based upon its corporate leverage, to draw loans under the Senior Facility priced at either: (a) LIBOR, plus an applicable margin that ranges from 2.10% to 3.50%; or (b) the Base Rate, plus an applicable margin that ranges from 2.50% to 3.00%. Base Rate is defined in the Senior Facility agreement as the greater of (i) the fluctuating annual rate of interest announced from time to time by RBS as its “prime

Appendix I-21

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 5 — Credit Facilities  – (continued)

rate” or (ii) 1.0% above the federal funds effective rate. The Senior Facility included an unused fee per annum of 0.25% and 0.15%, if the unused balance of the Senior Facility exceeded or was less than 50% of the available facility, respectively.

The Senior Facility provided for monthly interest payments, with all principal outstanding being due on the maturity date. Borrowings under the Senior Facility were permitted to be prepaid from time to time and at any time, in whole or in part, without premium or penalty, subject to reimbursement of certain costs and expenses. In the event of a default, each lender had the right to terminate its obligations under the Senior Facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. ARCT III had guaranteed the obligations under the Senior Facility. The Senior Facility required ARCT III to meet certain financial covenants, including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of December 31, 2012, ARCT III was in compliance with the debt covenants under the Senior Facility agreement.

As of December 31, 2012, ARCT III had no outstanding borrowings under the Senior Facility. ARCT III incurred $0.1 million in unused fees during the year ended December 31, 2012.

On February 14, 2013, simultaneous with ARCT III entering into the New Credit Facility, ARCT III terminated the Senior Facility agreement with RBS.

The Company’s sources of financing generally require financial covenants, as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. At December 31, 2012 and 2011, the Company was in compliance with the debt covenants under the RBS Facility agreement.

New Credit Facility

On February14, 2013, ARCT III, entered into the New Credit Facility with Wells Fargo Bank, National Association, as administrative agent, RBS and Regions Bank, as syndication agents, and Capital One, N.A. and JP Morgan Chase Bank, N.A., as documentation agents. Since that date the facility has been augmented to increase the commitments of certain lenders and add Bank of America N.A., Barclays Bank PLC, TD Bank N.A., U.S. Bank N.A., Union Bank N.A., UBS AG, Comerica Bank and First Tennessee Bank, as lenders.

These additional commitments increased the facility to $1.45 billion. The New Credit Facility has an accordion feature, which if exercised in full, the aggregate commitments (comprised of revolving, term loan and delayed draw commitments) under the credit agreement would be $2.5 billion, subject to borrowing base availability.

The New Credit Facility contains a $810.0 million term loan facility and a $640.0 million revolving credit facility. Loans under the New Credit Facility are priced at a floating interest rate of LIBOR plus 1.60% to 2.20%, based upon the Company’s current leverage. To the extent that the Company receives an investment grade credit rating as determined by a major credit rating agency, at the Company’s election, advances under the New Credit Facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon the Company’s then current investment grade credit rating. The Company may also make fixed rate borrowings under the New Credit Facility.

The New Credit Facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the credit facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Company has guaranteed the obligations under the credit facility. The revolving credit facility will terminate on February 14, 2017, unless extended, to which the term loan facility will terminate on February 14, 2018. The Company may prepay borrowings under the New Credit Facility and, to the extent that borrowings are unused under the revolving credit facility and the term

Appendix I-22

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 5 — Credit Facilities  – (continued)

loan facility, the Company incurs an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The New Credit Facility also requires the Company to maintain certain property available for collateral as a condition to funding.

Note 6 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following as of December 31, 2012 and 2011 (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
December 31, 2012	164	$265,118	4.28%	5.51
December 31, 2011	29	$35,320	4.54%	4.40

(1)	Mortgage notes payable have fixed rates or rates that are fixed through the use of derivative instruments. Effective interest rates range from 3.32% to 6.13% at December 31, 2012 and 3.75% to 5.32% at December 31, 2011.
(2)	Weighted average remaining years until maturity as of December 31, 2012 and 2011, respectively.

The following table summarizes the scheduled aggregate principal repayments subsequent to December 31, 2012 (amounts in thousands):

Year	Total
2013	$74
2014	189
2015	13,767
2016	16,820
2017	164,968
Thereafter	69,300
Total	$265,118

The Company’s mortgage loan agreements generally require financial covenants as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios). As of December 31, 2012 and 2011, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 7 — Investment Securities

At December 31, 2012, the Company had investments in redeemable preferred stock and senior notes, accounted for as debt securities, with a fair value of $41.7 million. These investments were considered available-for-sale securities and therefore increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive income as a component of equity on the consolidated balance sheet unless the securities are considered to be permanently impaired at which time the losses are reclassified to expense.

Appendix I-23

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 7 — Investment Securities  – (continued)

The following table details the unrealized gains and losses on investment securities as of December 31, 2012. The Company did not have any such investments as of December 31, 2011 (amounts in thousands):

	December 31, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities	$41,747	$223	$(316)	$41,654

The Company’s preferred stock investments were redeemable at the respective issuer’s option after five years from issuance. The senior notes had a weighted-average maturity of 29.6 years and a weighted-average interest rate of 5.7% as of December 31, 2012. These investments were sold in February 2013.

Note 8 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The Company’s interest rate cap derivative measured at fair value on a recurring basis as of December 31, 2012 was zero and was classified in Level 2 of the fair value hierarchy.

Appendix I-24

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 8 — Fair Value of Financial Instruments  – (continued)

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

The Company’s preferred units, senior note investments and common stock are in active markets and therefore, due to the availability of quoted market prices in active markets, classified these investments as Level 1 in the fair value hierarchy.

The following table presents information about the Company’s assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those instruments fall (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2012
Investment securities	$41,654	$—	$—	$41,654
Interest rate swaps	$—	$(3,830)	$—	$(3,830)
Total	$41,654	$(3,830)	$—	$37,824
December 31, 2011
Interest rate swap	$—	$(98)	$—	$(98)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated balance sheets due to their short-term nature.

The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheets are reported below (amounts in thousands):

	Level	Carrying Amount at December 31, 2012	Fair Value at December 31, 2012	Carrying Amount at December 31, 2011	Fair Value at December 31, 2011
Mortgage notes payable	3	$265,118	$271,056	$35,320	$35,686
Senior secured revolving credit facility	3	$124,604	$124,604	$42,407	$42,407

The fair value of mortgage notes payable are obtained by calculating the present value at current market rates. The terms of the RBS Facility and the Company’s level ratio are considered commensurate with the market, as such the outstanding balance on the facility approximates fair value.

Appendix I-25

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 9 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Such derivatives are used to hedge the variable cash flows associated with forecasted variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $1.5 million will be reclassified from other comprehensive income as an increase to interest expense.

As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount
Interest Rate Swaps	Derivatives, at fair value	7	$152,590
Interest Rate Cap	Derivatives, at fair value	1	50,000
Total		8	$202,590

As of December 31, 2011, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount
Interest Rate Swap	Derivatives, at fair value	1	$5,060

Appendix I-26

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 9 — Derivatives and Hedging Activities  – (continued)

Derivatives Designated as Hedging Instruments

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2012 and 2011 (amounts in thousands):

	Balance Sheet Location	December 31, 2012	December 31, 2011
Interest Rate Swaps	Derivatives, at fair value	$(3,830)	$(98)
Interest Rate Cap	Derivatives, at fair value	—	NA (1)
Total		$(3,830)	$(98)

(1)	NA means not applicable

The table below details the location in the consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2012 and 2011 (amounts in thousands). The Company had no active derivatives during the period from the Company’s date of inception to December 31, 2010.

	Year Ended December 31,
	2012	2011
Amount of loss recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$(4,684)	$(111)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(941)	$(13)
Amount of loss recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)*	$(1)	$—

*	The Company reclassified to interest expense, less than $1,000 of other comprehensive loss into earnings due to hedged forecasted transactions no longer probable of occurring.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2012, the fair value of the derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $4.1 million. As of December 31, 2012, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $4.1 million at December 31, 2012.

Note 10 — Convertible Preferred Stock

On May 11, 2012, the Company entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which the Company sold 545,454 shares of the Company’s Series A convertible preferred stock for gross proceeds of $6.0 million and aggregate net proceeds of $5.8 million after offering-related fees and expenses.

Appendix I-27

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 10 — Convertible Preferred Stock  – (continued)

The Series A convertible preferred stock has a liquidation preference of $11.00 per share, plus accrued and unpaid dividends, and a redemption premium equal to one percent (1%). Commencing on May 31, 2012, the Company has been paying cumulative dividends on the Series A convertible preferred stock monthly in arrears at the annualized rate of $0.77 per share.

The Series A convertible preferred stock is convertible into the Company’s common stock, at the option of the holder of the Series A convertible preferred stock, at a conversion price equal to $11.00 per share, beginning one year after the date of issuance. The Company, at its option at any time, may redeem the Series A convertible preferred stock, in whole or in part, at $11.00 per share.

On July 24, 2012, the Company entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which the Company sold 283,018 shares of the Company’s Series B convertible preferred stock for gross proceeds of approximately $3.0 million. After deducting offering-related fees and expenses, the aggregate net proceeds to the Company from the sale of the Series B convertible preferred stock were approximately $3.0 million.

The Series B convertible preferred stock has a liquidation preference of $10.60 per share, plus accrued and unpaid dividends, and a redemption premium equal to one percent (1%). Commencing on August 15, 2012, the Company has been paying cumulative dividends on the Series B convertible preferred stock monthly in arrears at an annualized rate of $0.74 per share.

The Series B convertible preferred stock is convertible into the Company’s common stock, at the option of the holder of the Series B convertible preferred stock, at a conversion price equal to $10.60 per share, beginning one year after the date of issuance. The Company, at its option at any time, may redeem the Series B convertible preferred stock, in whole or in part, at $10.60 per share.

The Series A convertible preferred stock and the Series B convertible preferred stock each ranks senior to the Company’s common stock and on parity with each other, and junior to any other preferred stock the Company may issue other than additional series of the Series A convertible preferred stock or Series B convertible preferred stock.

Note 11 — Common Stock

On August 1, 2012, the Company filed a $500.0 million universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. As of March 31, 2013, we had issued 2.1 million shares of common stock through a follow on offering and pursuant to the ATM (as defined below) offering under the $500.0 million universal shelf registration statement. No preferred stock, debt or equity-linked security had been issued under the $500.0 million universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests in the OP. As of March 31, 2013, no common stock had been issued under the resale registration statement.

On March 14, 2013, the Company filed a universal automatic shelf registration statement and achieved well-known seasoned issuer (“WKSI”) status. The Company intends to maintain both the $500.0 million universal shelf registration statement and the WKSI universal automatic shelf registration statement.

In January 2013, the Company commenced its “at the market” equity offering program (“ATM”) in which it may from time to time offer and sell shares of its common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to the Company’s $500.0 million universal shelf registration statement.

Appendix I-28

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 11 — Common Stock  – (continued)

The following are the Company’s public equity offerings of common stock (dollar amounts in millions) since inception through March 31, 2013:

Type of offering	Closing Date	Number of Shares	Gross Proceeds
IPO	September 7, 2011	5,574,131	$67.4
Follow on offering	November 2, 2011	1,497,924	15.8
Underwriters’ over allotment	November 7, 2011	74,979	0.8
Follow on offering	June 18, 2012	3,250,000	30.3
Underwriters’ over allotment	July 9, 2012	487,500	4.6
Follow on offering	January 29, 2013	2,070,000	26.7
ATM	January 1 – March 31, 2013	61,000	0.8
Total		13,015,534	$146.4

The table above excludes 140.7 million shares of common stock that was issued to the share holders of ARCT III’s common stock in conjunction with the Merger.

The consolidated financial statements are presented as if the Merger had occurred prior to December 31, 2012, resulting in total common stock issued and outstanding of 179.2 million shares, including restricted shares of 0.3 million. Such calculation of the Company’s common stock issued and outstanding at December 31, 2012 is based on the combination of 11.2 million shares of the Company’s common stock issued and outstanding prior to the Merger, and 168.0 million shares of the Company’s common stock based upon the Exchange Ratio applied on 176.9 million shares of ARCT III common stock upon consummation of the Merger, pursuant to the Merger Agreement, if all ARCT III shares were converted to Company stock.

Upon the closing of the Merger, 29.2 million shares of the then outstanding shares of ARCT III’s common stock were paid in cash at $12.00 per share, which equals 27.7 million shares of the Company’s common stock after the application of the Exchange Ratio. In addition, upon closing of the Merger, 148.1 million shares of ARCT III’s common stock were converted to shares of Company’s common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of the Company’s common stock outstanding after the exchange.

The Company’s board of directors has authorized, and the Company began paying, dividends since October 2011 on the fifteenth day of each month to stockholders of record on the eight day of such month. Since October 2011, the board of directors of the Company has authorized the following increases in the Company’s dividend.

Dividend increase declaration date	Annualized dividend per share	Effective date
September 7, 2011	$0.8750	October 9, 2011
February 27, 2012	$0.8800	March 9, 2012
March 16, 2012	$0.8850	June 9, 2012
June 27, 2012	$0.8900	September 9, 2012
September 30, 2012	$0.8950	November 9, 2012
November 29, 2012	$0.9000	February 9, 2013
March 17, 2013	$0.9100	June 8, 2013

Appendix I-29

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation

Equity Plan

The Company has adopted the American Realty Capital Properties, Inc. Equity Plan (the “Equity Plan”), which provides for the grant of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to the Manager, non-executive directors, officers and other employees and independent contractors, including employees or directors of the Manager and its affiliates who are providing services to the Company.

The Company authorized and reserved a total number of shares equal to 10.0% of the total number of issued and outstanding shares of common stock (on a fully diluted basis assuming the redemption of all OP Units for shares of common stock) to be issued at any time under the Equity Plan for equity incentive awards excluding an initial grant of 167,400 shares to the Manager in connection with the IPO. All such awards of shares will vest ratably on a quarterly or annual basis over a three-year period beginning on the first anniversary of the date of grant and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

In February 2013, the Company granted 325,000 restricted shares of common stock to the Manager and certain employees. These shares did not vest upon the consummation of the Merger but will vest ratably over a three-year period and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Director Stock Plan

The Company has adopted the American Realty Capital Properties, Inc. Non-Executive Director Stock Plan (the “Director Stock Plan”), which provides for the grant of restricted shares of common stock to each of the Company’s three independent directors, each of whom is a non-executive director. Awards of restricted stock will vest ratably over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum, subject to the director’s continued service on the board of directors, and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as distributions are paid to the stockholders. At December 31, 2012, a total of 99,000 shares of common stock are reserved for issuance under the Director Stock Plan.

The fair value of restricted common stock awards under the Equity Plan and Director Stock Plan is determined on the grant date using the closing stock price on NASDAQ that day. The fair value of restricted common stock under the Equity Plan and Director Stock Plan is updated at the end of each quarter based on the quarter end closing stock price through the final vesting date.

Restricted Share Plan

ARCT III had an employee and director incentive restricted share plan (the “RSP”), which provided for the automatic grant of 3,000 restricted shares of common stock to each of its independent directors, without any further action by ARCT III’s board of directors or its stockholders, on the date of initial election to the board of directors and on the date of each annual stockholder’s meeting thereafter. Restricted stock issued to independent directors vested over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum. The RSP provided ARCT III with the ability to grant awards of restricted shares to its directors, officers and employees (if ARCT III ever had employees), employees of ARCT III’s Advisor and its affiliates, employees of entities that provided services to ARCT III, directors of the ARCT III Advisor or of entities that provided services to ARCT III, certain consultants to ARCT III and the ARCT III Advisor and its affiliates or to entities that provided services to ARCT III.

Appendix I-30

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation  – (continued)

The following tables detail the restricted shares activity within the Equity Plan, Director Stock Plan and RSP during the years ended December 31, 2012 and 2011:

Restricted Share Awards

	Equity Plan		Director Stock Plan
	Number of Restricted Common Shares	Weighted-Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Awarded, January 1, 2011	—	$—	—	$—
Granted	167,400	12.50	14,700	11.50
Awarded December 31, 2011	167,400	12.50	14,700	11.50
Granted	93,683	10.65	23,250	10.45
Forfeited	(1,174)	10.65	(7,650)	11.54
Awarded December 31, 2012	259,909	$11.84	30,300	$10.68

Unvested Restricted Shares

	Equity Plan		RPS & Director Stock Plan
	Number of Restricted Common Shares	Weighted- Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Unvested, January 1, 2011	—	$—	—	$—
Granted	167,400	12.50	14,700	11.50
Vested	(13,950)	12.50	—	—
Unvested, December 31, 2011	153,450	12.50	14,700	11.50
Granted	93,683	10.65	23,250	10.45
Vested	(59,556)	12.42	(2,370)	11.88
Forfeited	(1,174)	10.65	(7,650)	11.54
Unvested, December 31, 2012	186,403	$11.62	27,930	$10.58

In connection with the Merger, each share of restricted stock outstanding as of immediately prior to the effective date of the Merger became fully vested.

For the years ended December 31, 2012 and 2011, compensation expense for restricted shares was $1.2 million and $0.2 million, respectively. There was $0.1 million compensation expense for restricted shares for the year ended December 31, 2010.

Stock Option Plan

ARCT III had a stock option plan (the “Stock Option Plan”) which authorized the grant of nonqualified stock options to its independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of its board of directors and the applicable limitations of the Stock Option Plan. The exercise price for all stock options granted under the Stock Option Plan were fixed at $10.00 per share until the ARCT III IPO terminated, and thereafter the exercise price for stock options granted to the independent directors were equal to the fair market value of a share on the last business day preceding the annual meeting of stockholders. A total of 0.5 million shares had been authorized and reserved for issuance under the Stock Option Plan. As of December 31, 2012 and 2011, no stock options were issued under the Stock Option Plan. The Stock Option Plan was terminated in February 2013.

Appendix I-31

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation  – (continued)

Multi-Year Performance Plan

Upon consummation of the Merger, the Company entered into the 2013 Advisor Multi-Year Outperformance Agreement (the “OPP”) with the Manager, whereby the Manager will be able to potentially earn compensation upon the attainment of stockholder value creation targets.

Under the OPP, the manager was granted 8,241,101 long term incentive plan units (“LTIP Units”) of the OP, which will be earned or forfeited based on the Company’s total return to stockholders (including both share price appreciation and common stock distributions) (“Total Return”), for the three year period consisting of:

•	Absolute Component: 4.0% of any excess Total Return attained above an absolute hurdle of 7.0% for each annual measurement period, non-compounded, 14.0% for the interim measurement period and 21.0% for the full performance period; and
•	Relative Component: 4.0% of any excess Total Return attained above the Total Return for the performance period of a peer group comprised of the following companies: CapLease, Inc.; EPR Properties; Getty Realty Corporation; Lexington Realty Trust; National Retail Properties, Inc.; and Realty Income Corporation.

The award will be funded (“OPP Pool”) up to a maximum award opportunity equal to 5% of the Company’s equity market capitalization at the Merger date of $2.1 billion (the “OPP Cap”). Awards under the OPP are dependent on achieving an annual hurdle, that commenced December 11, 2012, an interim (two-year) hurdle and then the aforementioned three-year hurdle ending on December 31, 2015.

In order to further ensure that the interests of the Manager are aligned with the Company’s investors, the Relative Component is subject to a ratable sliding scale factor as follows:

•	100.0% will be earned if the Company attains a median Total Return of at least 6.0% for each annual measurement period, non-compounded, at least 12.0% for the interim measurement period, and at least 18.0% for the full performance period;
•	50.0% will be earned if the Company attains a median Total Return of at least 0.0% for each measurement period;
•	0.0% will be earned if the Company attains a median Total Return of less than 0.0% for each measurement period; and
•	A percentage from 50.0% to 100.0% calculated by linear interpolation will be earned if the Company’s median Total Return is between 0.0% and th percentage set for each measurement period.

For each year during the performance period a portion of the OPP Cap equal to a maximum of up to 1.25% of the Company’s equity market capitalization of $2.1 billion will be “locked-in” based upon the attainment of the performance hurdles set forth above for each annual measurement period. In addition, a portion of the OPP Cap equal to a maximum of up to 3.0% of the Company’s equity market capitalization will be “locked-in” based upon the attainment of the performance hurdles set forth above for the interim measurement period, which if achieved, will supersede and negate any prior “locked-in” portion based upon annual performance through December 31, 2013 and 2014 (i.e., a maximum award opportunity equal to a maximum of up to 3.0% of the Company’s equity market capitalization may be “locked-in” through December 31. 2014).

Appendix I-32

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation  – (continued)

Following the performance period, the Absolute Component and the Relative Component will be calculated separately and then added together to determine the aggregate award earned under the OPP, which will be the lesser of the sum of the two components and the OPP Cap. The OPP Pool will be used to determine the number of LTIP units that vest. Any unvested LTIP units will be immediately forfeited on December 31, 2015. At March 31, 2013, 100% of the pool has been allocated.

The Manager will be entitled to convert 33.3% of the LTIP units earned into OP Units on each of December 31, 2015, 2016 and 2017 and within 30 days following such date. In addition, the OPP provides for accelerated earning and vesting of LTIP Units and redemption of vested LTIP Units for cash if the Manager is terminated or if the Company experiences a change in control. The Manager will be entitled to receive a tax gross-up in the event that any amounts paid to it under the OPP constitute “parachute payments” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

The fair value of the LTIP Units granted are being amortized over the performance period. The Company did not incur expenses for the OPP during the years ended December 31, 2012 and 2011, respectively.

Other Share-Based Compensation

ARCT III was permitted to issue common stock in lieu of cash to pay fees earned by its directors, at the respective director’s election. There were no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. The following table reflects the shares of ARCT III common stock issued to directors in lieu of cash compensation (dollar amounts in thousands):

	Year Ended December 31,
	2012	2011
Shares issued in lieu of cash	3,457	3,562.5
Value of shares issued in lieu of cash	$33	$34

Note 13 — Commitments and Contingencies

Future Lease Payments

The Company entered into a ground lease agreement related to the acquisition of a Walgreens Pharmacy. The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter under this arrangement (amounts in thousands):

Future Minimum Base Rent Payments
2013	$160
2014	160
2015	160
2016	160
2017	160
Thereafter	600
Total	$1,400

Appendix I-33

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 13 — Commitments and Contingencies  – (continued)

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company, except as follows:

Since the announcement of the Merger Agreement on December 17, 2012, Randell Quaal filed a putative class action lawsuit filed on January 19, 2013 against the Company, the OP, ARCT III, ARCT III OP, the members of the board of directors of ARCT III and certain subsidiaries of the Company in the Supreme Court of the State of New York. The lawsuit alleges, among other things, that the board of ARCT III breached its fiduciary duties in connection with the transactions contemplated under the Merger Agreement. In February 2013, the parties agreed to a memorandum of understanding regarding settlement of all claims asserted on behalf of the alleged class of ARCT III stockholders. In connection with the settlement contemplated by that memorandum of understanding, the class action and all claims asserted therein will be dismissed, subject to court approval. The proposed settlement terms required ARCT III to make certain additional disclosures related to the Merger, which were included in a Current Report on Form 8-K filed by ARCT III with the SEC on February 21, 2013. The memorandum of understanding also added that the parties will enter into a stipulation of settlement, which will be subject to customary conditions, including confirmatory discovery and court approval following notice to ARCT III’s stockholders. If the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement, that the court will approve any proposed settlement, or that any eventual settlement will be under the same terms as those contemplated by the memorandum of understanding, therefore any losses that may be incurred to settle this matter are not determinable.

The Company maintains directors and officers liability insurance which the Company believes should provide coverage to the Company and its officers and directors for most or all of any costs, settlements or judgments resulting from the lawsuit.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Note 14 — Related Party Transactions and Arrangements

Common Stock Ownership

Certain affiliates of the Company have purchased shares of the Company’s common stock. As of December 31, 2012 and 2011, certain affiliates owned 1.39% and 12.22%, respectively, of the Company’s common stock outstanding on a fully diluted basis, including OP Units and Class B Units in the OP.

The Company has issued restricted stock to the Manager and non-executive directors in conjunction with a share-based compensation plan. See Note 12 — Share-Based Compensation.

Fees Paid in Connection with Common Stock Offerings

RCS received selling commissions of 6% of the gross offering proceeds from the sale of the Company’s common stock in the IPO. In addition, RCS received dealer manager fees of 2% of the gross offering proceeds before reallowance to participating broker-dealers in the IPO. RCS was permitted to re-allow all or a portion of its dealer manager fee to participating broker-dealers.

Appendix I-34

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

In addition, RCS, served as the dealer manager of the ARCT III IPO. RCS received fees and compensation in connection with the sale of ARCT III’s common stock in the ARCT III IPO. RCS received a selling commission of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers in the ARCT III IPO. In addition, RCS received up to 3% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee in the ARCT III IPO. RCS was permitted to reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers.

The following table details the results of such activities related to RCS, which are recorded as offering costs on the consolidated statement of changes in equity (amounts in thousands):

	Year Ended December 31,		Payable as of December 31,
	2012	2011	2012	2011
Total commissions and fees paid to RCS	$160,614	$11,434	$—	$92

The Company reimbursed the Manager, the ARCT III Advisor and RCS for services relating to the IPO, the Company’s follow-on offerings and the ARCT III IPO, as applicable. The following table details the results of such activities related to offering costs reimbursed to the Manager, the ARCT III Advisor and RCS (amounts in thousands):

	Year Ended December 31,		Payable as of December 31,
	2012	2011	2012	2011
Offering expense reimbursements	$16,264	$4,383	$—	$220

Fees Paid in Connection With the Operations of the Company

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, an acquisition fee equal to 1.0% of the contract purchase price (including assumed indebtedness) of each property the Company or ARCT III, as applicable, acquired. The acquisition fee was payable in cash at the closing of each acquisition. In conjunction with the Merger, it was agreed that these fees would no longer be paid to either party. Acquisition fees are recorded in acquisition related costs in the consolidated statement of operations.

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, a financing fee equal to 0.75% of the amount available under any secured mortgage financing or refinancing that the Company or ARCT III, as applicable, obtained and used for the acquisition of properties that was arranged by the Manager or ARCT III Advisor, as applicable. The financing coordination fee was payable in cash at the closing of each financing. In conjunction with the Merger, it was agreed that these fees would no longer be paid to either party. Financing fees are recorded in deferred costs on the consolidated balance sheet and amortized to interest expense over the term of the related debt.

The Company paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of the Company’s real estate assets, calculated and payable monthly in advance, provided that the full amount of the distributions declared by the Company for the six immediately preceding months was equal to or greater than certain net income thresholds related to our operations. Our Manager waived such portion of its management fee in excess of such thresholds. The management fee is payable in cash. In conjunction with the Merger, the base management fee was reduced to 0.40% per annum for the unadjusted book value of assets over $3.0 billion. Management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations.

Appendix I-35

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

Until July 1, 2012, ARCT III paid the ARCT III Advisor an asset management fee of 0.75% per annum of the cost of its assets (cost includes the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but excludes acquisition fees) plus costs and expenses incurred by the ARCT III Advisor in providing asset management services; provided, however, that the asset management fee was reduced by any amounts payable to ARCT III’s property manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee did not exceed 0.75% per annum of the cost of ARCT III’s assets plus costs and expenses incurred by the ARCT III Advisor in providing asset management services. Prior to July 1, 2012, this fee was payable in monthly installments at the discretion of ARCT III’s board of directors in cash, common stock or restricted stock grants, or any combination thereof. Asset management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations.

Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the ARCT III Advisor was eliminated. Instead, ARCT III issued (subject to periodic approval by its board of directors) to the ARCT III Advisor performance-based restricted partnership units of the ARCT III OP designated as “Class B units,” which were intended to be profits interests and to vest, and no longer be subject to forfeiture, at such time as: (x) the value of the ARCT III OP’s assets plus all distributions made equal or exceeded the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); and among other potential events, a liquidity event accrued.

The ARCT III Advisor received distributions on unvested Class B units equal to the distribution rate received on ARCT III common stock. Such distributions on issued Class B units were included as general and administrative expense in the consolidated statement of operations until the performance condition is considered probable to occur. 145,022 Class B units were approved by ARCT III’s board of directors as of December 31, 2012. During January and February 2013, ARCT III’s board of directors approved, and ARCT III issued, 603,599 Class B units to the ARCT III Advisor for its asset management services provided. As of December 31, 2012, ARCT III did not consider achievement of the performance condition to be probable as the shareholder vote for the Merger, which would allow vesting of these Class B Units, was not completed. The performance condition related to these Class B units was satisfied upon the completion of the Merger and expense of $9.9 million was recorded at that time. The Class B units then converted to ARCT III OP units which converted to 711,190 OP Units after the application of the Exchange Ratio. These expenses were recorded in Merger and other transaction related in the consolidated statement of operations.

The Company may be required to pay the Manager a quarterly incentive fee, calculated based on 20 percent of the excess Company annualized core earnings (as defined in the management agreement with the Manager) over the weighted average number of shares multiplied by the weighted average price per share of common stock. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No such incentive fees have been paid to the Manager since inception.

ARCT III paid an affiliate of the Sponsor, unless it contracted with a third party, a property management fee of up to 2% of gross revenues from ARCT III’s stand-alone single-tenant net leased properties and 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. ARCT III also reimbursed the affiliate for property level expenses. If ARCT III contracted directly with third parties for such services, it paid them customary market fees and paid the affiliated property manager, an oversight fee of up to 1.0% of the gross revenues of the property managed. Property management fees are recorded in Operating fees to affiliates in the consolidated statement of operations.

Appendix I-36

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

In order to facilitate the smooth transition of property management services following the consummation of the Merger, the Company, the OP and the Sponsor agreed that the Property Management and Leasing Agreement will be extended for a 60 day period following the consummation of the Merger for which the Company paid the Sponsor $2.3 million. These fees were recorded in Merger and transaction related in the consolidated statement of operations.

The Company is required to reimburse the Manager for all out-of-pocket costs actually incurred by the Manager, including without limitation, legal fees and expenses, due diligence fees and expenses, other third party fees and expenses, costs of appraisals, travel expenses, nonrefundable option payments and deposits on properties not acquired, accounting fees and expenses, title insurance premiums and other closing costs, personnel costs and miscellaneous expenses relating to the selection, acquisition and due diligence of properties. The Company’s reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis following the end of each month. However, the Company will not reimburse the Manager for the salaries and other compensation of its personnel. Reimbursements are recorded based on the related activity to which the expense relates.

The following table details amounts incurred by the Company or ARCT III and contractually due to the Sponsor, ARCT III Advisor or the Manager and forgiven in connection with the operations related services described above (amounts in thousands):

	Year Ended December 31,				Payable as of December 31,
	2012		2011
	Incurred	Forgiven	Incurred	Forgiven	2012	2011
One-time fees:
Acquisition fees and related cost reimbursements	$27,138	$—	$1,692	$—	$364	$37
Financing fees and related cost reimbursements	3,350	—	182	—	—	—
Other expense reimbursements	592	—	148	—	18	—
On-going fees:
Base management fees	2,035	1,823	274	274	—	—
Incentive fees	771	771	—	—	—	—
Property management and leasing fees	918	918	15	15	—	—
Total operational fees and reimbursements	$34,804	$3,512	$2,311	$289	$382	$37

Under an administrative support agreement between the Company and the Sponsor, the Sponsor was to pay or reimburse the Company for its general administrative expenses, including, without limitation, legal fees, audit fees, board of directors fees, insurance, marketing and investor relation fees, until September 6, 2012, which was one year after the closing of the IPO, to the extent the amount of certain net earnings from operations thresholds, as specified in the agreement, were less than the amount of the distributions declared by the Company during this one-year period. To the extent these amounts were paid by the Sponsor, they would not be subject to reimbursement by the Company. These costs are presented net in the accompanying consolidated statements of operations and comprehensive loss.

Appendix I-37

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

The ARCT III Advisor provided expense support to ARCT III from time to time to assist ARCT III with operating cash flow, distributions or other operational purposes.

The following table details general and administrative expenses absorbed by the Sponsor and the ARCT III Advisor and paid to the Company during the years ended December 31, 2012 and 2011 (amounts in thousands):

	Year Ended December 31,		Receivable as of December 31,
	2012	2011	2012	2011
General and administrative expenses absorbed	$234	$20	$—	$—

Fees Paid in Connection with the Merger

ARCT III entered into an agreement with an affiliate, ARC Advisory Services, LLC, to provide legal support services up to the date that ARCT III entered into the Merger Agreement and until the Merger was consummated for $0.5 million. This amount was fully accrued as of December 31, 2012 and was paid in February 2013 in conjunction with the consummation of the merger.

ARCT III entered into an agreement with an affiliate, ARC Advisory Services, LLC, to provide support services including legal, accounting, marketing, human resources and information technology, among other services, until the earlier of the Merger closing date or one year for $0.2 million pursuant to this contract. This amount was fully accrued as of December 31, 2012 and was paid in February 2013 in conjunction with the consummation of the merger.

ARCT III entered into an agreement with affiliates RCS and ARC Advisory Services, LLC, to provide financial advisory and information agent services related to the proxy solicitation seeking approval of the Merger by ARCT III’s stockholders which services are expected to be provided in the fourth and first quarters of 2012 and 2013, respectively. Services to be provided include facilitation of the preparation, distribution and accumulation and tabulation of proxy materials, stockholder, analyst and financial advisor communications and consultation on materials and communications made to the public and regulatory agencies regarding the Merger. ARCT III has agreed to pay $0.6 million pursuant to this contract. As of December 31, 2012, ARCT III has incurred $0.1 million of expenses pursuant to this agreement, which includes amounts for services provided as of that date.

The Company entered into an Asset Purchase and Sale Agreement with the Sponsor pursuant to which, concurrently with the closing of the Merger and in connection with the internalization by the Company of certain property level management and accounting activities, the Sponsor sold to the OP certain furniture, fixtures, equipment and other assets used by the Sponsor in connection with managing the property level business and operations and accounting functions of the Company and the OP, and included at the cost of such assets, for an aggregate price of $5.8 million, which includes the reimbursement of certain costs and expenses incurred by the Sponsor in connection with the Merger.

On February 28, 2013, the OP entered into a Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) with the ARCT III OP and American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP (the “Special Limited Partner”). The Special Limited Partner was entitled to receive certain distributions from the ARCT III OP, including the subordinated distribution of net sales proceeds resulting from an “investment liquidity event” (as defined in the agreement of limited partnership of the ARCT III OP). The Merger constituted an “investment liquidity event,” as a result of which the Special Limited Partner, in connection with management’s successful attainment of the 6.0% performance hurdle and the return to ARCT III’s stockholders of approximately $557.3 million in addition to their initial investment, was entitled to receive a subordinated distribution of net sales proceeds from the ARCT III OP equal to approximately $98.4 million. Pursuant to the Contribution and

Appendix I-38

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

Exchange Agreement, the Special Limited Partner contributed its interest in the ARCT III OP, inclusive of the subordinated distribution proceeds received, to the ARCT III OP in exchange for 7.6 million ARCT III OP Units. Upon consummation of the Merger, these ARCT III OP Units were immediately converted to 7.3 million OP Units after application of the Exchange Ratio. In conjunction with the Merger Agreement, the Special Limited Partner agreed to a minimum one year holding period for these OP units before converting them to shares of Company common stock.

Investment by Affiliate

In connection with the Merger agreement, the Special Limited Partner invested $0.8 million in exchange for 56,797 ARCP OP Units after the effect of the exchange ratio.

Note 15 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Manager, the Sponsor and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services. As a result of the Merger with ARCT III, the Company internalized certain accounting and property acquisition services previously performed by the Manager and its affiliates. The Company may from time to time engage the Manager for legal, information technology or other support services for which it will pay market rates.

Note 16 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the years ended December 31, 2012 and 2011. The Company had no income or loss for the period from the Company’s date of inception to December 31, 2010 (amounts in thousands, expect for shares and per share data):

	Year Ended December 31,
	2012	2011
Net loss from continuing operations attributable to stockholders	$(38,700)	$(3,883)
Less: dividends declared on preferred shares	(368)	—
Net loss from continuing operations attributable to common stockholders	(39,068)	(3,883)
Net loss from discontinued operations attributable to common stockholders	(699)	(816)
Net loss attributable to common stockholders	$(39,767)	$(4,699)
Weighted average common shares outstanding	102,513,974	3,720,351
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.38)	$(1.04)
Basic and diluted net loss per share from discontinued operations attributable to common stockholders	$(0.01)	$(0.22)
Basic and diluted net loss per share attributable to common stockholders	$(0.39)	$(1.26)

Appendix I-39

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 16 — Net Loss Per Share  – (continued)

As of December 31, 2012, the Company had 1,621,349 OP Units outstanding, which are convertible to an equal number of shares of the Company’s common stock, 214,333 shares of unvested restricted stock outstanding, 137,771 Class B units outstanding, 545,454 shares of the Company’s Series A preferred convertible stock outstanding and 283,018 shares of the Company’s Series B preferred convertible stock outstanding, which were excluded from the calculation of diluted loss per share as the effect would have been antidilutive.

Note 17 — Discontinued Operations and Properties Held for Sale

The Company separately classifies properties held for sale in the accompanying consolidated balance sheets and operating results for those properties as discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. In the normal course of business, changes in the market may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. As of December 31, 2012 and 2011, the Company held one and two vacant properties, respectively, which were classified as held for sale on the accompanying respective consolidated balance sheets.

On July 1, 2012, the Company sold one of the vacant properties, which was located in Havertown, PA, for net proceeds of $0.6 million and recorded a loss on held for sale properties of $0.5 million. Additionally, in 2012, the Company recorded an impairment on assets held for sale of $0.1 million on its remaining property classified as held for sale.

Note 18 — Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the Company for the years ended December 31, 2012 and 2011 (amounts in thousands, except share and per share amounts):

	Quarters Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Revenues	$6,240	$11,534	$18,944	$30,075
Net loss from continuing operations attributable to stockholders	$(4,706)	$(6,993)	$(12,650)	$(14,351)
Less: dividends declared on preferred shares	$—	$(70)	$(140)	$(158)
Net loss from continuing operations attributable to common stockholders	$(4,706)	$(7,063)	$(12,790)	$(14,509)
Net loss from discontinued operations attributable to stockholders	$(322)	$(77)	$(41)	$(259)
Net loss attributable to common stockholders, net of dividends on preferred shares	$(5,028)	$(7,140)	$(12,831)	$(14,768)
Weighted average shares outstanding	23,609,509	68,312,582	138,323,562	178,480,894
Basic and diluted loss per share from continuing operations attributable to common stockholders	$(0.20)	$(0.10)	$(0.09)	$(0.08)
Basic and diluted loss per share attributable to common stockholders	$(0.21)	$(0.10)	$(0.09)	$(0.08)
Appendix I-40

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 18 — Quarterly Results (Unaudited)  – (continued)

	Quarters Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$—	$—	$584	$3,331
Net loss from continuing operations attributable to common stockholders	$(32)	$(82)	$(1,122)	$(2,647)
Net loss from discontinued operations attributable to stockholders	$—	$—	$(8)	$(808)
Net loss attributable to common stockholders	$(32)	$(82)	$(1,130)	$(3,455)
Weighted average shares outstanding	20,000	20,000	2,166,783	12,553,958
Basic and diluted loss per share from continuing operations attributable to stockholders	$(1.60)	$(4.10)	$(0.52)	$(0.28)
Basic and diluted loss per share attributable to stockholders	$(1.60)	$(4.10)	$(0.52)	$(0.22)

Note 19 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Current Report on Form 8-K, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

Public Equity Offering

On January 24, 2013, the Company priced an underwritten public follow-on offering of 1,800,000 shares of its common stock, par value $0.01 per share. The offering price to the public in the offering was $13.47 per share (before underwriting discounts and commissions). The underwriters fully exercised their option to purchase an additional 270,000 shares of common stock at the public offering price, less underwriting discounts and commissions. The offering closed on January 29, 2013 for a total of 2,070,000 shares of common stock. As a result, the Company received total net proceeds of approximately $26.5 million, after deducting underwriting discounts, commissions and related expenses.

ATM Program

In January 2013, the Company commenced its “at the market” equity offering (“ATM”) program in which it may from time to time offer and sell shares of its common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to the Company’s $500.0 million universal shelf registration statement. As of April 30, 2013, the Company had issued 553,000 shares at a weighted average price per share of $16.02 for net proceeds of $8.9 million. As of April 30, 2013, $51.1 million of shares of common stock remained available for issuance under the ATM program.

Investments Securities

During February 2013, ARCT III sold all of its investment securities for $44.2 million.

Related Party Common Stock Ownership

On March 4, 2013, certain affiliates of the Company purchased 100,000 shares of the Company’s common stock.

Appendix I-41

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 19 — Subsequent Events  – (continued)

Completion of Acquisition of Assets

The following table presents certain information about the properties that the Company acquired from January 1, 2013 to May 7, 2013 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – December 31, 2012(2)	653	15,421,465	$1,798,436
Acquisitions	68	1,533,558	313,687
Total portfolio – May 7, 2013(2)	721	16,955,023	$2,112,123

(1)	Contract purchase price, excluding acquisition and transaction related costs.
(2)	Total portfolio excludes one vacant property contributed in September 2011 which was classified as held for sale at December 31, 2012.

Appendix I-42

AMERICAN REALTY CAPITAL PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$521,139	$249,541
Buildings, fixtures and improvements	2,121,178	1,336,726
Acquired intangible lease assets	328,733	212,223
Total real estate investments, at cost	2,971,050	1,798,490
Less: accumulated depreciation and amortization	(148,162)	(56,110)
Total real estate investments, net	2,822,888	1,742,380
Cash and cash equivalents	150,481	156,873
Investment in direct financing leases, net	57,449	—
Investment securities, at fair value	9,480	41,654
Derivatives assets, at fair value	7,088	—
Restricted cash	1,680	1,108
Prepaid expenses and other assets	48,165	7,416
Deferred costs, net	47,754	15,356
Assets held for sale	6,028	665
Total assets	$3,151,013	$1,965,452
LIABILITIES AND EQUITY
Mortgage notes payable	$269,891	$265,118
Convertible debt	300,975	—
Senior secured revolving credit facility	—	124,604
Senior corporate credit facility	600,000	—
Convertible obligation to Series C Convertible Preferred stockholders, at fair value	449,827	—
Contingent value rights obligation to preferred and common investors, at fair value	49,314	—
Below-market lease liabilities, net	4,200	—
Derivatives liabilities, at fair value	1,785	3,830
Accounts payable and accrued expenses	14,740	9,459
Deferred rent and other liabilities	7,404	4,336
Distributions payable	72	9,946
Total liabilities	1,698,208	417,293
Convertible preferred stock, $0.01 par value, 100,000,000 shares authorized, zero and 828,472 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	—	8
Common stock, $0.01 par value, 750,000,000 and 240,000,000 shares authorized and 185,448,022 and 179,167,112 issued and outstanding at September 30, 2013 and December 31, 2012, respectively	1,848	1,792
Additional paid-in capital	1,803,315	1,653,900
Accumulated other comprehensive income (loss)	4,857	(3,934)
Accumulated deficit	(480,817)	(120,072)
Total stockholders’ equity	1,329,203	1,531,694
Non-controlling interests	123,602	16,465
Total equity	1,452,805	1,548,159
Total liabilities and equity	$3,151,013	$1,965,452

The accompanying notes are an integral part of these statements.

Appendix I-43

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Rental income	$56,681	$18,301	$138,060	$35,713
Direct financing lease income	977	—	977	—
Operating expense reimbursements	3,226	515	6,878	773
Total revenues	60,884	18,816	145,915	36,486
Operating expenses:
Acquisition related	1,235	14,636	21,961	27,235
Merger and other transaction related	3,791	—	146,240	20
Property operating	4,103	1,076	8,972	1,656
General and administrative	1,586	496	4,018	1,523
Equity-based compensation	7,180	480	11,510	804
Depreciation and amortization	39,382	11,632	92,211	22,161
Operating fees to affiliates	—	—	—	212
Total operating expenses	57,277	28,320	284,912	53,611
Operating income (loss)	3,607	(9,504)	(138,997)	(17,125)
Other income (expenses):
Interest expense	(24,135)	(3,454)	(41,589)	(7,596)
Loss on contingent value rights	(38,542)	—	(69,676)	—
Income from investment securities	—	—	218	—
Gain on sale of investment securities	—	—	451	—
Loss on derivative instruments	(99)	—	(144)	—
Other income, net	45	206	171	273
Total other expenses, net	(62,731)	(3,248)	(110,569)	(7,323)
Loss from continuing operations	(59,124)	(12,752)	(249,566)	(24,448)
Net (gain) loss from continuing operations attributable to non-controlling interests	(30)	65	726	138
Net loss from continuing operations attributable to stockholders	(59,154)	(12,687)	(248,840)	(24,310)
Discontinued operations:
Net income (loss) from operations of held for sale properties	96	44	159	(53)
(Loss) gain on held for sale properties	—	(47)	14	(452)
Net income (loss) from discontinued operations	96	(3)	173	(505)
Net (loss) income from discontinued operations attributable to non-controlling interests	(5)	—	(9)	27
Net income (loss) from discontinued operations attributable to stockholders	91	(3)	164	(478)
Net loss	(59,028)	(12,755)	(249,393)	(24,953)
Net (income) loss attributable to non-controlling interests	(35)	65	717	165
Net loss attributable to stockholders	$(59,063)	$(12,690)	$(248,676)	$(24,788)

The accompanying notes are an integral part of these statements.

Appendix I-44

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS – (Continued)
(In thousands, except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Other comprehensive income (loss):
Designated derivatives, fair value adjustments	(3,622)	(1,198)	9,218	(4,037)
Unrealized (loss) gain on investment securities, net	(440)	34	(427)	34
Comprehensive loss	$(63,125)	$(13,854)	$(239,885)	$(28,791)
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.32)	$(0.09)	$(1.49)	$(0.31)
Basic and diluted net loss per share attributable to common stockholders	$(0.32)	$(0.09)	$(1.49)	$(0.32)

The accompanying notes are an integral part of these statements.

Appendix I-45

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except for share data)
(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stock-holders' Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance December 31, 2012	828,472	$8	179,167,112	$1,792	$1,653,900	$(3,934)	$(120,072)	$1,531,694	$16,465	$1,548,159
Issuance of common stock			32,036,221	320	490,258	—	—	490,578	—	490,578
Conversion of Convertible Preferred Stock Series A and B to common stock	(828,472)	(8)	828,472	8	—	—	—	—	—	—
Conversion of OP Units to common stock	—	—	599,233	6	5,794	—	—	5,800	(5,800)	—
Common stock issued through distribution reinvestment plan	—	—	489,000	5	4,890	—	—	4,895	—	4,895
Common stock repurchases	—	—	(28,315,016)	(283)	(357,634)	—	—	(357,917)	—	(357,917)
Offering costs, commissions and dealer manager fees	—	—	—	—	(4,298)	—	—	(4,298)	—	(4,298)
Equity-based compensation	—	—	643,000	—	—	—	—	—	9,827	9,827
Amortization of restricted shares	—	—	—	—	4,068	—	—	4,068	—	4,068
Consideration paid for assets of Manager in excess of carryover basis	—	—	—	—	(3,035)	—	—	(3,035)	—	(3,035)
Equity component of convertible debt	—	—	—	—	9,372	—	—	9,372	—	9,372
Distributions declared	—	—	—	—	—	—	(112,069)	(112,069)	—	(112,069)
Issuance of operating partnership units	—	—	—	—	—	—	—	—	108,247	108,247
Contributions from non-controlling interest holders	—	—	—	—	—	—	—	—	750	750
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(5,170)	(5,170)
Net loss	—	—	—	—	—	—	(248,676)	(248,676)	(717)	(249,393)
Other comprehensive income	—	—	—	—	—	8,791	—	8,791	—	8,791
Balance September 30, 2013	—	$—	185,448,022	$1,848	$1,803,315	$4,857	$(480,817)	$1,329,203	$123,602	$1,452,805

The accompanying notes are an integral part of this statement.

Appendix I-46

AMERICAN REALTY CAPITAL PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net loss	$(249,393)	$(24,953)
Adjustments to reconcile net loss to net cash provided by operating activities:
Issuance of operating partnership units for ARCT III Merger and other transaction related expenses	108,247	—
Depreciation	73,493	18,046
Amortization of intangible lease assets	18,889	4,259
Amortization of deferred costs	6,914	1,226
Amortization of above-market lease asset	189	56
Amortization of discount on convertible debt	347	—
(Gain) loss on held for sale properties	(14)	452
Equity-based compensation	13,895	837
Loss on derivative instruments	144	—
Unrealized loss on investments	14	—
Unrealized loss on contingent value rights obligations, net of settlement payments	49,314	—
Convertible obligations to Series C Convertible Preferred stockholders, fair value adjustment	4,827	—
Gain on sale of investments	(451)	—
Changes in assets and liabilities:
Investment in direct financing leases	102	—
Prepaid expenses and other assets	(12,081)	(3,284)
Accounts payable and accrued expenses	4,464	1,559
Deferred rent and other liabilities	3,068	1,914
Net cash provided by operating activities	21,968	112
Cash flows from investing activities:
Investments in real estate and other assets	(1,173,497)	(965,383)
Investment in direct financing leases	(57,551)	—
Capital expenditures	(113)	—
Purchase of assets from Manager	(1,041)	—
Proceeds from sale of property held for sale	—	553
Deposits for real estate investments	(28,836)	(4,914)
Purchases of investment securities	(12,004)	(8,055)
Proceeds from sale of investment securities	44,188	—
Net cash used in investing activities	(1,228,854)	(977,799)
Cash flows from financing activities:
Proceeds from mortgage notes payable	4,773	157,170
Proceeds from senior secured revolving credit facility	—	48,793
Payments on senior secured revolving credit facility	(124,604)	(110)
Proceeds from senior corporate credit facility	860,000	—
Payments on senior corporate credit facility	(260,000)	—

The accompanying notes are an integral part of these statements.

Appendix I-47

AMERICAN REALTY CAPITAL PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Payments of deferred financing costs	(38,221)	(13,650)
Advance from affiliate bridge loan	—	796
Payment of affiliate bridge loan	—	(796)
Proceeds from issuance of convertible debt	310,000	—
Common stock repurchases	(357,916)	(896)
Proceeds from issuances of preferred shares	—	9,000
Proceeds from issuance of convertible obligations to Series C Convertible Preferred stockholders	445,000	—
Proceeds from issuances of common stock	490,577	1,653,988
Payments of offering costs and fees related to stock issuances	(4,041)	(181,037)
Consideration paid for assets of Manager in excess of carryover basis	(3,035)	—
Contributions from non-controlling interest holders	750	3,000
Distributions to non-controlling interest holders	(5,170)	(376)
Distributions paid	(117,047)	(20,225)
Advances from affiliates, net	—	(623)
Premium payment on interest rate cap	—	(13)
Restricted cash	(572)	(1,212)
Net cash provided by financing activities	1,200,494	1,653,809
Net change in cash and cash equivalents	(6,392)	676,122
Cash and cash equivalents, beginning of period	156,873	19,331
Cash and cash equivalents, end of period	$150,481	$695,453
Supplemental Disclosures:
Cash paid for interest	$16,468	$5,749
Cash paid for income taxes	354	88
Non-cash investing and financing activities:
OP units issued to acquire real estate investment	—	6,352
Common stock issued through distribution reinvestment plan	4,895	12,613
Reclassification of deferred offering costs	—	900

The accompanying notes are an integral part of these statements.

Appendix I-48

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 1 — Organization

American Realty Capital Properties, Inc. (the “Company” or “ARCP”), is a Maryland corporation incorporated on December 2, 2010 that qualified as a real estate investment trust for U.S. federal income tax purposes beginning in the taxable year ended December 31, 2011. On September 6, 2011, the Company completed its initial public offering (the “IPO”). The Company's common stock trades on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ARCP”.

The Company acquires, owns and operates single-tenant, freestanding commercial real estate properties. The Company has acquired properties with a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average portfolio remaining lease term of approximately 10 to 12 years. The Company considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. The Company expects this investment strategy to develop growth potential from below market leases. Additionally, the Company owns a portfolio that uniquely combines properties with stable income from high credit quality tenants, and properties that have substantial future growth potential.

The Company has advanced its investment objectives by growing its net lease portfolio through key mergers and acquisitions. Since January 1, 2013, the Company has completed or has definitive agreements to complete various mergers and portfolio acquisitions totaling approximately $18.0 billion of assets. See Note 2  — Mergers and Acquisitions.

Substantially all of the Company's business is conducted through ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “OP”). The Company is the sole general partner and holder of 95.3% of the equity interests in the OP as of September 30, 2013. Certain affiliates of the Company and certain unaffiliated investors are limited partners and owners of 4.3% and 0.4%, respectively, of the equity interests in the OP. After holding units of limited partner interests in the OP (“OP Units”) for a period of one year, holders of OP Units have the right to convert the OP Units for the cash value of a corresponding number of shares of the Company's common stock or, at the option of the OP, a corresponding number of shares of the Company's common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained ARC Properties Advisors, LLC (the “Manager”), a wholly owned subsidiary of AR Capital LLC, (the “Sponsor”), to manage its affairs on a day to day basis and, as a result, is generally externally managed, with the exception of certain acquisition, accounting and portfolio management services performed by employees of the Company. The Company's board of directors determined that it is in the best interests of the Company and its stockholders to become self-managed prior to the pending closing of its merger with Cole Real Estate Investments, Inc. In connection with becoming self-managed, the Company expects to terminate the existing management agreement with the Manager, enter into appropriate employment and incentive compensation arrangements with its executives and acquire from the Manager certain assets necessary for its operations.

Note 2 — Mergers and Acquisitions

Completed Mergers and Significant Acquisitions

American Realty Capital Trust III Merger

On December 14, 2012, the Company entered into an Agreement and Plan of Merger (the “ARCT III Merger Agreement”) with American Realty Capital Trust III, Inc. (“ARCT III”) and certain subsidiaries of

Appendix I-49

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

each company. The ARCT III Merger Agreement provided for the merger of ARCT III with and into a subsidiary of the Company (the “ARCT III Merger”). The ARCT III Merger was consummated on February 28, 2013.

Pursuant to the terms and subject to the conditions set forth in the ARCT III Merger Agreement, each outstanding share of common stock of ARCT III, including restricted shares which became vested, was converted into the right to receive (i) 0.95 of a share of the Company's common stock, (the “ARCT III Exchange Ratio”) or (ii) $12.00 in cash. In addition, each outstanding unit of equity ownership of the ARCT III OP was converted into the right to receive 0.95 of the same class of unit of equity ownership in the OP.

Upon the closing of the ARCT III Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III's common stock, were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of the Company's common stock based on the ARCT III Exchange Ratio. In addition, 148.1 million shares of ARCT III's common stock were converted to shares of the Company's common stock at the ARCT III Exchange Ratio, resulting in an additional 140.7 million shares of the Company's common stock outstanding after the exchange.

Upon the consummation of the ARCT III Merger, American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP, was entitled to subordinated distributions of net sales proceeds from ARCT III OP which resulted in the issuance of units of limited partner interests in the ARCT III OP, when after applying the ARCT III Exchange Ratio, resulting in the issuance of an additional 7.3 million OP Units. The parties have agreed that such OP Units will be subject to a minimum one-year holding period from the date of issuance before being exchangeable into the Company's common stock.

Also in connection with the ARCT III Merger, the Company entered into an agreement with the Sponsor and its affiliates to internalize certain functions performed by them prior to the ARCT III Merger, reduce certain fees paid to affiliates, purchase certain corporate assets and pay certain merger related fees. See Note 14 — Related Party Transactions and Arrangements.

Accounting Treatment of the ARCT III Merger

The Company and ARCT III, from inception to the ARCT III Merger date, were considered to be entities under common control. Both entities' advisors were wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have significant ownership interests in the Company and had significant ownership of ARCT III through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities were contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge fees to the Company. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the significant activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the ARCT III Merger date. In addition, U.S. GAAP requires the Company to present historical financial information as if the merger had occurred as of the beginning of the earliest period presented, therefore the accompanying financial statements including the notes thereto are presented as if the ARCT III Merger had occurred on January 1, 2012.

Appendix I-50

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

GE Capital Portfolio Acquisition

On June 27, 2013, the Company, through its OP, acquired from certain affiliates of GE Capital Corp., the equity interests in the entities that own a real estate portfolio comprised of 447 properties (the “GE Capital Portfolio”) for consideration of $826.3 million exclusive of closing costs; no liabilities were assumed. The 447 properties are subject to 409 property operating leases, which are accounted for on the straight-line rent basis of accounting, and 38 direct financing leases, which are accounted for as a receivable at a discount to the remaining lease payments and estimated residual values of the related properties. Income on the direct financing leases is recorded using the effective interest method. In addition, the Company has recorded the fair value of the expected residual value of the property for property under direct financing leases.

CapLease, Inc. Merger

On May 28, 2013, the Company entered into an Agreement and Plan of Merger (the “CapLease Merger Agreement”) with CapLease, Inc., a Maryland corporation (“CapLease”), and certain subsidiaries of each company. The CapLease Merger Agreement provided for the merger of CapLease with and into a subsidiary of the Company (the “CapLease Merger”).

Pursuant to the terms and subject to the conditions set forth in the CapLease Merger Agreement, each outstanding share of common stock of CapLease, other than shares owned by the Company, CapLease or any of their respective wholly owned subsidiaries, were converted into the right to receive $8.50 in cash without interest. Each outstanding share of preferred stock of CapLease, other than shares owned by the Company, CapLease or any of their respective wholly owned subsidiaries, were converted into the right to receive an amount in cash, without interest, equal to the sum of $25.00 plus all accrued and unpaid dividends on such shares of preferred stock. In addition, in connection with the merger of CapLease, LP with and into the OP (the “CapLease Partnership Merger”), each outstanding unit of equity ownership of the CapLease's operating partnership other than units owned by CapLease or any wholly owned subsidiary of CapLease were converted into the right to receive $8.50 in cash, without interest. Shares of the CapLease's outstanding restricted stock were accelerated and became fully vested, and restricted stock and any outstanding performance shares were fully earned and had the right to receive $8.50 per share.

On November 5, 2013, the Company completed the merger with CapLease based on the terms of the CapLease Merger Agreement and total cash consideration of $920.7 million was paid to the common and preferred shareholders. The merger will be accounted for under the acquisition method of accounting under U.S. GAAP. Under the acquisition method of accounting, the assets acquired and liabilities assumed from CapLease will be recorded as of the acquisition date at their respective fair values. Any excess of purchase price over the fair values will be recorded as goodwill. Results of operations for CapLease will be included in the Company’s consolidated financial statements from the date of acquisition.

Pending Mergers and Significant Acquisitions

American Realty Capital Trust IV Merger

On July 1, 2013, the Company entered into an Agreement and Plan of Merger, as amended on October 6, 2013, (the “ARCT IV Merger Agreement”) with American Realty Capital Trust IV, Inc., a Maryland corporation (“ARCT IV”), and certain subsidiaries of each company. The ARCT IV Merger Agreement provides for the merger of ARCT IV with and into a subsidiary of the Company (the “ARCT IV Merger”).

Pursuant to the terms and subject to the conditions set forth in the ARCT IV Merger Agreement, at the effective time of the ARCT IV Merger, each outstanding share of common stock of ARCT IV will be exchanged for (i) $9.00 to be paid in cash, plus (ii) 0.5190 shares of the Company’s common stock, par value $0.01, and (iii) 0.5937 shares of a new series of preferred stock to be designated as Series F Cumulative Redeemable Preferred Stock (“Series F Preferred Stock”), par value $0.01.

Appendix I-51

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

The Series F Preferred Stock will not be redeemable by the Company before the fifth anniversary of the date on which such Series F Preferred Stock is issued (the “Initial Redemption Date”), except under circumstances intended to preserve the Company’s status as a real estate investment trust for federal and/or state income tax purposes and except upon the occurrence of a change of control. On and after the Initial Redemption Date, the Company may, at its option, redeem shares of the Series F Preferred Stock, in whole or from time to time in part, at a redemption price of $25.00 per share plus, subject to exceptions, any accrued and unpaid dividends thereon to the date fixed for redemption. The shares of Series F Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless the Company redeems or otherwise repurchases them or they become convertible and are converted into common stock (or, if applicable, alternative consideration).

In addition, each outstanding Class B unit of equity ownership of the ARCT IV will be converted into the right to receive 2.3591 Class B OP Units of the Company and other equity units of ARCT IV will receive 2.3961 OP Units of the Company. In addition, on the date of the ARCT IV Merger, all outstanding restricted common stock of ARCT IV date will become fully vested and exchanged for shares of Company common stock based on the ARCT IV Exchange Ratio.

In connection with the ARCT IV Merger, ARCT IV's external advisor has agreed to waive a portion of the real estate commissions contractually due to it from ARCT IV upon the sale of properties in an amount equal to the lesser of (i) 2.0% of the sales price of the properties and (ii) one-half of the competitive real estate commissions if a third party broker is also involved. ARCT IV's external advisor and ARCT IV agreed that ARCT IV's external advisor will be entitled to a reduced real estate commission of $8.4 million.

The Company has also entered into an agreement to purchase certain assets from ARCT IV's external advisor and reimburse ARCT IV's external advisor for certain expenses related to the ARCT IV Merger for total cash consideration of $5.8 million.

ARCT IV's external advisor will be entitled to subordinated distributions of net sales proceeds in an amount estimated to be approximately $68.3 million, assuming an implied price of the Company's common stock of $13.50 per share upon the ARCT IV Merger. Such subordinated distributions of net sales proceeds will be payable in the form of equity units of ARCT IV that will automatically convert into OP Units of the Company upon consummation of the ARCT IV Merger and will be subject to a minimum one-year holding period from the date of issuance before being exchangeable into the Company's common stock. The actual amount of consideration to be paid for subordinated distributions of net sales proceeds will be based, in part, on the market price of the Company's common stock on the date of the ARCT IV Merger and will not be known until the ARCT IV Merger date.

Accounting Treatment for the ARCT IV Merger

The Company and ARCT IV are considered to be entities under common control. Both entities' advisors are wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have ownership interests in the Company and ARCT IV through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities are contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and will continue to charge fees to the Company following the ARCT IV Merger. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the ARCT IV Merger date. In addition, U.S. GAAP requires the

Appendix I-52

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

Company to present historical financial information as if the entities were combined for each period presented once the ARCT IV Merger is consummated.

The ARCT IV Merger is expected to close in the fourth quarter of 2013. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the ARCT IV Merger has not yet occurred and, although the Company believes that the completion of the ARCT IV Merger is probable, the closing of the ARCT IV Merger is subject to a vote by the common stockholders of ARCT IV and other customary conditions, and therefore there can be no assurance that the ARCT IV Merger will be consummated. Accordingly, the Company cannot assure that the ARCT IV Merger will be completed based on the terms of the ARCT IV Merger or at all.

Fortress Portfolio Acquisition

On July 24, 2013, AR Capital, LLC and another related entity, on behalf of the Company and certain other entities sponsored directly or indirectly by AR Capital, LLC, entered into a purchase and sale agreement with subsidiaries of Fortress Investment Group LLC (“Fortress”) for the purchase and sale of 196 properties owned by Fortress for an aggregate contract purchase price of approximately $972.5 million, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs, which was allocated to the Company based on the pro-rata fair value of the properties acquired by the Company relative to the fair value of all 196 properties to be acquired from Fortress. Of the 196 properties, 120 properties are expected to be acquired by the Company from Fortress for a purchase price of approximately $601.2 million, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs. On October 1, 2013, the Company closed on 41 of the 120 properties with a total purchase price of $200.3 million, exclusive of closing costs.The remaining properties are expected to close in the fourth quarter of 2013.

Inland Portfolio Acquisition

On August 8, 2013 the Company's Sponsor entered into a purchase and sale agreement with Inland American Real Estate Trust, Inc. (“Inland”) for the purchase and sale of the equity interests of 67 companies owned by Inland for an aggregate contract purchase price of approximately $2.3 billion, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs. Of the 67 companies, the equity interests of 10 companies (the “Inland Portfolio”) will be acquired by the Company from Inland for a purchase price of approximately $501.0 million, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs, which was allocated to the Company based on the pro-rata fair value of the Inland Portfolio relative to the fair value of all 67 companies to be acquired by the Company and other entities sponsored directly or indirectly by the Company's Sponsor from Inland. The Inland Portfolio is comprised of 33 properties. As of September 30, 2013, the Company has closed on five of the 33 properties for a total purchase price of $56.4 million, exclusive of closing costs. The remaining properties are expected to close in the fourth quarter of 2013.

Cole Real Estate Investments, Inc. Merger

On October 22, 2013, the Company entered into an Agreement and Plan of Merger (the “Cole Merger Agreement”) with Cole Real Estate Investments, Inc., a Maryland corporation (“Cole”), and certain subsidiaries of each company. The Cole Merger Agreement provides for the merger of Cole with and into a subsidiary of the Company (the “Cole Merger”).

Pursuant to the terms and subject to the conditions set forth in the Cole Merger Agreement, at the effective time of the Cole Merger, each outstanding share of common stock of Cole will be exchanged for (i) 1.0929 shares of common stock of ARCP, par value $0.01 per share, or (ii) $13.82 in cash. In no event will the cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger. If the aggregate elections for

Appendix I-53

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of cash consideration paid will be reduced on a pro rata basis to 20% with the remaining consideration paid in ARCP common stock. Cash will be paid in lieu of any fractional shares. In addition, upon the consummation of the Cole Merger all of Cole's restricted stock units and restricted performance units outstanding on that date will become vested and exchanged based on the same exchange provisions as for common stock. The merger is expected to close in the first half of 2014. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the Cole Merger has not yet occurred and, although the Company believes that the completion of the Cole Merger is probable, the closing of the Cole Merger is subject to a vote by the common stockholders of both Cole and the Company and other customary conditions, and therefore there can be no assurance that the Cole Merger will be consummated. Accordingly, the Company cannot assure that the Cole Merger will be completed based on the terms of the Cole Merger or at all.

Note 3 — Summary of Significant Accounting Policies

The consolidated financial statements of the Company included herein were prepared in conformity with U.S. GAAP for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. The results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of the results for the entire year or any subsequent interim period.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2012 of the Company, which are included on Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) on May 8, 2013. There have been no significant changes to these policies during the nine months ended September 30, 2013, other than the updates described below.

Reclassification

Certain reclassifications have been made to the previously issued historical financial statements of the Company to conform to this presentation.

Investment in Direct Financing Leases

The Company has acquired certain properties that are subject to leases that qualify as direct financing leases in accordance with U.S. GAAP due to the significance of the lease payments from the inception of the leases compared to the fair value of the property. Investments in direct financing leases represent the fair value of the remaining lease payments on the leases and the estimated fair value of any expected residual property value at the end of the lease term. The fair value of the remaining lease payments is estimated using a discounted cash flow based on interest rates that would represent the Company's incremental borrowing rate for similar types of debt. The expected residual property value at the end of the lease term is estimated using market data and assessments of the remaining useful lives of the properties at the end of the lease terms, among other factors. Income from direct financing leases is calculated using the effective interest method over the remaining term of the lease.

As part of the update to the provisional allocation of the purchase price for the GE Capital portfolio, the Company reclassified approximately $9.9 million from investment in direct financing leases receivables to investments in real estate, at cost.

Appendix I-54

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

Convertible Obligation to Series C Convertible Preferred Stockholders

On June 7, 2013, the Company issued, through a private placement, 28.4 million shares of Series C Convertible Preferred Stock (the “Series C Stock”) for gross proceeds of $445.0 million. Due to an unconditional obligation to either redeem or convert the Series C Stock into a variable number of shares of common stock that is predominantly based on a fixed monetary amount, the preferred securities are classified as an obligation under U.S. GAAP and are presented in the consolidated balance sheet as a liability. In September 2013, the Company entered into an agreement with the investors in the Series C Stock whereby, promptly following the closing of the CapLease Merger, the Series C Stock will be converted, in accordance with the terms of the original agreement, into 1.4 million shares of common stock representing an estimated $18.3 million of value, with the remaining balance of Series C Stock settled in cash. Total consideration to be paid in cash is estimated to be $435.6 million. The conversion and redemption of Series C Stock is expected to close promptly following the Company's merger with CapLease, which, as discussed in Note 2 — Mergers and Acquisitions, consummated on November 5, 2013. Certain holders of the Series C Stock have agreed to reinvest their cash proceeds into a new Series D Cumulative Convertible Preferred stock (“Series D Stock”) representing $249.6 million or 18.8 million shares. The remaining Series C stock holders have agreed to reinvest their cash proceeds from the redemption of the Series C Stock into common stock representing $186.0 million or 15.1 million shares. The convertible obligation to Series C convertible preferred stockholders is recorded at fair value at September 30, 2013, which approximates the estimated settlement value. The preferred shares liability will be carried at fair value and adjusted on a quarterly basis.

Convertible Debt

On July 29, 2013 the Company issued $300.0 million of Convertible Senior Notes and issued an additional $10.0 million of Convertible Senior Notes on August 1, 2013. The notes mature August 1, 2018 and are convertible to cash or shares of the Company's common stock at the Company's option in accordance with the agreement. In accordance with U.S GAAP, the notes are accounted for as a liability with a separate equity component recorded for the conversion option. The liability was recorded on the issuance date at fair value based on a discounted cash flow analysis using current market rates for debt instruments with similar terms. The difference between the initial proceeds from the notes and the estimated fair value of the debt instruments resulted in a debt discount, with an offset recorded to additional paid-in capital representing the equity component. The debt discount is being amortized to interest expense over the expected life of the Convertible Senior Notes.

Contingent Valuation Rights

On June 7, 2013, the Company issued to certain common stock investors 29.4 million contingent value rights (“Common Stock CVR's”) and to the Series C Convertible Preferred Stock investors 28.4 million contingent value rights (“Preferred Stock CVR's”). In September 2013, certain investors holding the Common Stock CVR's received $20.4 million representing the maximum payment of $1.50 per share as defined in the agreement. The remaining Common Stock CVR holders have deferred settlement of the amount owed to them of $23.7 million and will reinvest those proceeds in Series D Stock, which reinvestment is expected to occur, as discussed above, promptly following the CapLease Merger, which consummated on November 5, 2013.

In accordance with an agreement with the Preferred Stock CVR holders dated September 15, 2013, the Preferred Stock CVR's will be settled for $0.90 per Preferred CVR or a total of $25.6 million.

The holders of certain of the Preferred Stock CVR's have agreed to reinvest their payment into Series D Stock representing $14.6 million or 1.1 million shares with the remaining $11.0 million paid in cash. The settlement of the Preferred Stock CVR will occur promptly following the CapLease Merger, which consummated on November 5, 2013.

Appendix I-55

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

Changes in the fair value of the contingent valuation rights obligation is recorded in the consolidated statement of operations and comprehensive loss as an unrealized gain or loss in the period incurred.

Contingent Rental Income

The Company owns certain properties that have associated leases that require the tenant to pay contingent rental income based on a percentage of the tenant's sales after the achievement of certain sales thresholds, which may be monthly, quarterly or annual targets. As a lessor, the Company defers the recognition of contingent rental income until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known.

Non-Controlling Interests

As described in Note 1 — Organization, certain affiliates and non-affiliated third parties have been issued OP Units. Holders of OP Units are considered to be non-controlling interest holders in the OP and their ownership interest is reflected as equity in the consolidated balance sheets. In addition, a portion of the earnings and losses of the OP are allocated to non-controlling interest holders based on their respective ownership percentages. Furthermore, upon conversion of OP Units to common stock, any difference between the fair value of common shares gives and the carrying value of the OP Units converted is recorded as a component of equity. As of September 30, 2013 and December 31, 2012, there were 9,051,661 and 1,621,349 OP Units outstanding, respectively.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. Refer to Note 6 — Derivatives and Hedging Activities for the Company's disclosure of information about offsetting and related arrangements.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. Refer to Note 6 — Derivatives and Hedging Activities for the Company's disclosure of the information about the amounts reclassified out of accumulated other comprehensive income by component.

Appendix I-56

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

In February 2013, the FASB issued new accounting guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note 4 — Real Estate Investments

The following table presents the allocation of the assets acquired during the periods presented (dollar amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013(1)	2012
Real estate investments, at cost:
Land	$13,620	$62,171	$273,047	$146,439
Buildings, fixtures and improvements	71,046	334,566	787,192	707,499
Total tangible assets	84,666	396,737	1,060,239	853,938
Acquired intangibles:
In-place leases	10,014	56,622	117,458	117,797
Below market leases	(4,200)	—	(4,200)	—
Total assets acquired, net	90,480	453,359	1,173,497	971,735
OP Units issued to acquire real estate investments	—	—	—	(6,352)
Cash paid for acquired real estate investments	$90,480	$453,359	$1,173,497	$965,383
Number of properties acquired	38	207	528	377

(1)	Excludes 38 properties comprised of $57.4 million of net investments subject to direct financing leases.

Land, buildings, fixtures and improvements, in-place lease intangibles, investments in direct financing leases and below market leases amounting to $826.3 million, are comprised of $202.3 million, $502.5 million, $68.3 million, $57.4 million and $(4.2) million, respectively, which have been provisionally assigned to each class of asset, pending receipt of the final appraisals and other information being prepared by a third-party specialist.

As part of the update to the preliminary allocation of the purchase prices for the GE Capital portfolio, the Company reclassified approximately $9.9 million from direct financing lease receivables to investments in real estate at cost.

During the second quarter of 2013, the Company classified a Shaw's Supermarket in Plymouth, MA, as a held for sale property. As of September 30, 2013, the Company owned two properties which were classified as held for sale, including one vacant property.

The following table presents unaudited pro forma information as if the acquisitions during the three and nine months ended September 30, 2013 had been consummated on January 1, 2012. Additionally, the unaudited pro forma net loss attributable to stockholders was adjusted to exclude acquisition related expenses of $1.2 million and $14.6 million for the three months ended September 30, 2013 and 2012, respectively, and merger and other transaction related expenses of $3.8 million for the three months ended September 30, 2013 . The unaudited pro forma net loss attributable to stockholders was adjusted to exclude acquisition related expenses of $22.0 million and $27.2 million for the nine months ended September 30, 2013 and 2012,

Appendix I-57

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

respectively, and merger and other transaction related expenses of $146.2 million and $20 thousand for the nine months ended September 30, 2013 and 2012, respectively.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Amounts in thousands)	2013	2012	2013	2012
Pro forma revenues	$59,074	$20,949	$177,222	$160,534
Pro forma net income (loss) attributable to stockholders	$(53,842)	$864	$(68,300)	$71,352

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

	Future Minimum Base Rent Payments	Future Minimum Direct Financing Lease Payments(1)
October 1, 2013 - December 31, 2013	$54,638	$1,083
2014	217,104	4,410
2015	213,758	4,324
2016	209,300	4,279
2017	198,779	3,975
Thereafter	1,298,718	12,258
Total	$2,192,297	$30,329

(1)	38 properties are subject to direct financing leases and, therefore, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. Amounts reflected are the cash rent on these respective properties.

Net Investment in Direct Financing Leases

The components of the Company's net investment in direct financing leases are as follows (in thousands):

September 30, 2013
Future minimum lease payments receivable	$30,329
Unguaranteed residual value of property	41,859
Unearned income	(14,739)
Net investment in direct financing leases	$57,449

Tenant Concentration

The following table lists the tenants of the Company whose annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of September 30, 2012. Annualized rental income for net leases is rental income on a straight-line basis as of the period reported, which includes the effect of tenant concessions such as free rent, as applicable. There were no tenants exceeding 10% of consolidated annualized rental income on a straight-line basis at September 30, 2013.

Appendix I-58

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

	September 30,
Tenant	2013	2012
Dollar General	*	16.9%
FedEx	*	14.1%
Citizens Bank	*	13.6%

*	The tenants' annualized rental income was not greater than 10% of total consolidated annualized rental income for all portfolio properties as of the period specified.

No other tenant represents more than 10% of total consolidated annualized rental income on a straight-line basis for the periods presented.

Geographic Concentration

The Company had no concentrations of properties where annual rental income for properties in any state, on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of September 30, 2013 or 2012.

Note 5 — Investment Securities

Investment securities are considered available-for-sale and, therefore, increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive income (loss) as a component of equity on the consolidated balance sheets unless the securities are considered to be other than temporarily impaired at which time the losses are reclassified to expense.

The following table details the unrealized gains and losses on investment securities as of September 30, 2013 and December 31, 2012 (amounts in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investments in real estate fund as of September 30, 2013	$10,000	$—	$(520)	$9,480
Preferred securities as of December 31, 2012	$41,747	$223	$(316)	$41,654

At September 30, 2013, the Company had investments in a real estate fund, which was invested primarily in equity securities of other publicly traded REITs.

At December 31, 2012, the Company had investments in redeemable preferred stock and senior notes, accounted for as debt securities, with a fair value of $41.7 million. These investment securities were sold during the nine months ended September 30, 2013, resulting in a gain on sale of investments of $0.5 million.

Note 6 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this

Appendix I-59

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 6 — Derivatives and Hedging Activities  – (continued)

risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2013, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next twelve months, the Company estimates that an additional $4.8 million will be reclassified from other comprehensive income as an increase to interest expense. During the three and nine months ended September 30, 2013, the Company accelerated the reclassification of approximately $27,000 from other comprehensive income to earnings as a result of the hedged forecasted transactions becoming probable not to occur.

As of September 30, 2013, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest rate swaps	10	$667,590

As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest rate swaps	7	$152,590
Interest rate cap	1	50,000
Total	8	$202,590

Appendix I-60

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 6 — Derivatives and Hedging Activities  – (continued)

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Balance Sheet as of September 30, 2013 and December 31, 2012 (dollar amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	September 30, 2013	December 31, 2012
Interest rate products	Derivative assets, at fair value	$7,088	$—
Interest rate products	Derivative liabilities, at fair value	$(1,785)	$(3,830)

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and nine months ended September 30, 2013 and 2012, respectively (amounts in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
Derivatives in Cash Flow Hedging Relationships	2013	2012	2013	2012
Amount of gain (loss) recognized in accumulated other comprehensive income on interest rate derivatives (effective portion)	$(4,880)	$(1,541)	$6,009	$(4,715)
Amount of gain (loss) reclassified from accumulated other comprehensive income into income as interest expense (effective portion)	$(1,258)	$(343)	$(3,209)	$(678)
Amount of gain (loss) recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)	$(56)	$(91)	$(79)	$(91)

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of September 30, 2013 and December 31, 2012. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the consolidated balance sheets.

Offsetting of Derivative Assets and Liabilities
	Gross Amounts of Recognized Assets	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
September 30, 2013	$7,088	$(1,785)	$—	$7,088	$(1,785)	$—	$—	$5,303
December 31, 2012	$—	$(3,830)	$—	$—	$(3,830)	$—	$—	$(3,830)

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of September 30, 2013, the fair value of the derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements, was $2.0 million. As of September 30, 2013, the Company has not posted any collateral related to these agreements and was not

Appendix I-61

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 6 — Derivatives and Hedging Activities  – (continued)

in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $2.0 million at September 30, 2013.

Reclassifications out of Accumulated Other Comprehensive Income (“AOCI”)

The following table details reclassification adjustments out of AOCI and the corresponding effect on net income for the three and nine months ended September 30, 2013 and 2012 (amounts in thousands):

	Amount Reclassified from AOCI				Affected Line Items in the Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
AOCI Component	2013	2012	2013	2012
Unrealized loss on investment securities, net	$—	$—	$93	$—	Gain on sale of investment securities
Designated derivatives, fair value adjustment	(1,258)	(343)	(3,209)	(678)	Interest expense

Note 7 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following as of September 30, 2013 and December 31, 2012 (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
September 30, 2013	165	$269,891	4.25%	4.68
December 31, 2012	164	$265,118	4.28%	5.51

(1)	Mortgage notes payable have fixed rates or are fixed by way of interest rate swap arrangements. Effective interest rates range from 2.73% to 6.13% at September 30, 2013 and 3.32% to 6.13% at December 31, 2012.

(2) Weighted average remaining years until maturity as of September 30, 2013 and December 31, 2012, respectively.

The following table summarizes the scheduled aggregate principal repayments subsequent to September 30, 2013 (amounts in thousands):

Year	Total
October 1, 2013 - December 31, 2013	$47
2014	189
2015	13,767
2016	16,820
2017	169,768
Thereafter	69,300
Total	$269,891

The Company’s mortgage loan agreements generally require restrictions on corporate guarantees and the maintenance of financial covenants including maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios). As of September 30, 2013, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Appendix I-62

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 8 — Other Long Term Debt

The Company has the following class of convertible preferred stock outstanding at September 30, 2013:

Issue	Date Issued	Units	Gross Proceeds (In thousands)	Liquidation Preference	Dividend/Interest Rate
Shares classified as Liabilities:
Series C Convertible Preferred Stock	June 7, 2013	28,398,213	$445,000	$15.67	5.81%

Convertible Obligation to Series C Convertible Preferred Stockholders

The fair value of the convertible obligation to Series C convertible preferred stockholders (“Series C Stock”) was determined to approximate the proceeds received at issuance of $445.0 million. Pursuant to the terms of Series C Stock purchase agreements, the Series C Stock is expected to be settled promptly following the Company’s merger with CapLease or December 31, 2013, in a combination of common shares of the Company and cash consideration at the election of the Company. At September 30, 2013, the fair value of the obligation was remeasured and determined to be $449.8, which is based predominately on the estimated settlement value. The change in fair value is recorded as interest expense in the consolidated statement of operations and comprehensive loss. The settlement is expected to close promptly following the CapLease Merger, which, as discussed in Note 2 — Mergers and Acquisitions, consummated on November 5, 2013.

On September 15, 2013, the Company entered into definitive purchase agreements pursuant to which it will issue Series D Preferred, par value $0.01 per share, at a 5.81% coupon and common stock, par value $0.01 per share, to institutional holders of Series C Convertible Preferred Stock promptly following the close of the Company's merger with CapLease, which consummated on November 5, 2013, via a private placement. In accordance with the terms of the purchase agreement relating to the Company’s previously issued Series C Preferred, Series C Preferred will be redeemed for cash or common stock. Pursuant to the new definitive purchase agreements, the Company will issue approximately 21.7 million shares of Series D Preferred and 15.1 million shares of common stock to the holders of Series C Preferred. The shares of Series D Preferred will be convertible, in certain circumstances, into common stock or Series E Cumulative Preferred Stock or redeemable into cash, at the discretion of the Company.

Convertible Senior Note Offering

On July 29, 2013, the Company issued $300.0 million of Convertible Senior Notes and issued an additional $10.0 million of Convertible Senior Notes on August 1, 2013. The notes mature August 1, 2018 and are convertible to cash or shares of the Company’s common stock at the Company's option in accordance with the agreement. The fair value of the notes was determined at issuance to be $300.6 million, resulting in a debt discount of $9.4 million with an offset recorded to additional paid-in capital representing the equity component of the notes for the conversion options. The discount is being amortized to interest expense over the expected life of the notes. As of September 30, 2013, the carrying value of the notes was $301.0 million.

Note 9 — Credit Facility

Senior Corporate Credit Facility

The Company and the OP are parties to a credit facility with Wells Fargo, National Association (the “Credit Facility”), as administrative agent and other lenders party thereto.

At September 30, 2013, the Credit Facility has commitments of $1.7 billion. The Credit Facility has an accordion feature, which, if exercised in full, would allow the Company to increase borrowings under the Credit Facility to $2.5 billion, subject to additional lender commitments, borrowing base availability and other conditions.

Appendix I-63

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 9 — Credit Facility  – (continued)

At September 30, 2013, the Credit Facility contains an $940.0 million term loan facility and a $760.0 million revolving credit facility. Loans under the Credit Facility are priced at the applicable rate (at the Company's election, either a floating interest rate based on one month LIBOR, determined on a daily basis) plus 1.60% to 2.20%, or a prime-based interest rate, based upon the Company’s current leverage. To the extent that the Company receives an investment grade credit rating as determined by a major credit rating agency, at the Company's election, advances under the revolving credit facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon the Company’s then current investment grade credit rating. The Company may also make fixed rate borrowings under the Credit Facility.

The Credit Facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the Credit Facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Company has guaranteed the obligations under the Credit Facility. The revolving credit facility will terminate on February 14, 2017, unless extended, to which the term loan facility will terminate on February 14, 2018. The Company may prepay borrowings under the Credit Facility and the Company incurs an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The Credit Facility also requires the Company to maintain certain property available for collateral as a condition to funding.

As of September 30, 2013, there was $600.0 million outstanding on the Credit Facility, of which $85.0 million bore a floating interest rate of 1.93%, and for $515.0 million of the Credit Facility's floating base interest rate is fixed through the use of derivative instruments used to hedge interest rate volatility. Including the spread, which can vary based on our leverage, interest on this portion was 2.78% at September 30, 2013. At September 30, 2013, there was up to $1.9 billion available to the Company for future borrowings, subject to additional lender commitments and borrowing availability.

The Credit Facility requires restrictions on corporate guarantees as well as the maintenance of financial covenants including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) and the maintenance of a minimum net worth. At September 30, 2013, the Company was in compliance with the debt covenants under the Credit Facility.

Repayment of Previous Credit Facilities

On February 28, 2013, the Company repaid all of the outstanding borrowings under its previous senior secured revolving credit facility in the amount of $124.6 million, and the credit agreement for such facility was terminated. The average interest rate on the borrowings during the period the balance was outstanding was 3.11%. On February 14, 2013, simultaneous with entering into the Credit Facility, the Company terminated its secured credit facility agreement, which had been unused.

Note 10 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Appendix I-64

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 10 — Fair Value of Financial Instruments  – (continued)

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The Company’s interest rate cap derivative measured at fair value on a recurring basis as of September 30, 2013 was zero and was classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

The Company 's investments in funds and preferred units trade in active markets or are comprised of securities that trade in active markets and therefore, due to the availability of quoted market prices in active markets are classified these investments as Level 2 in the fair value hierarchy.

Appendix I-65

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 10 — Fair Value of Financial Instruments  – (continued)

The following table presents information about the Company’s assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of September 30, 2013 and December 31, 2012, aggregated by the level in the fair value hierarchy within which those instruments fall (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
September 30, 2013:
Investment in real estate fund	$—	$9,480	$—	$9,480
Interest rate swap assets	—	7,088	—	7,088
Interest rate swap liabilities	—	(1,785)	—	(1,785)
Convertible obligation to Series C Convertible Preferred stockholders	—	(449,827)	—	(449,827)
Contingent value rights obligation to investors	—	(49,314)	—	(49,314)
December 31, 2012:
Investment in preferred securities	$41,654	$—	$—	$41,654
Interest rate swap liabilities	—	(3,830)	—	(3,830)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 or Level 3 of the fair value hierarchy during the nine months ended September 30, 2013, except for the transfer of the contingent value rights obligation to preferred shareholders and convertible obligations to Series C Convertible preferred shareholders from Level 3 to Level 2 of $49.3 million and $449.8 million, respectively, as the obligations are now based on observable inputs.

The following is a reconciliation of the beginning and ending balance for the changes in instruments with Level 3 inputs in the fair value hierarchy for the nine months ended September 30, 2013:

	Contingent value rights obligation to investors	Convertible obligation to Series C Convertible Preferred stockholders	Total
Beginning balance	$—	$—	$—
Fair value at issuance	—	(445,000)	(445,000)
Settlement of the CVR obligation to common investors	20,362	—	20,362
Fair value adjustment	(69,676)	(4,827)	(74,503)
Transfers to Level 2	49,314	449,827	499,141
Ending balance	$—	$—	$—

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated balance sheets due to their short-term nature.

Appendix I-66

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 10 — Fair Value of Financial Instruments  – (continued)

The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheets are reported below (amounts in thousands):

	Level	Carrying Amount at September 30, 2013	Fair Value at September 30, 2013	Carrying Amount at December 31, 2012	Fair Value at December 31, 2012
Convertible debt	3	$300,975	$300,628	$—	$—
Mortgage notes payable	3	269,891	273,536	265,118	271,056
Senior secured revolving credit facility	3	—	—	124,604	124,604
Senior corporate credit facility	3	600,000	600,000	—	—
		$1,170,866	$1,174,164	$389,722	$395,660

The fair value of mortgage notes payable and convertible debt are obtained by calculating the present value at current market rates. The terms of the senior corporate credit facility, which take into account the Company 's leverage ratio are considered commensurate with the market, as such, the outstanding balance on the facility approximates fair value.

Note 11 — Preferred and Common Stock

Convertible Preferred Stock

During the three months ended September 30, 2013, the Company converted all 545,454 outstanding shares of its Series A Convertible Preferred Stock and all 283,018 outstanding shares of Series B Convertible Preferred Stock into 829,629 shares of the Company's common stock, which included dividends on the preferred stock.

Preferred Stock

On September 16, 2013, the Board of Directors unanimously approved the issuance of Series D Preferred Stock and the issuance of Series E Preferred Stock. As of September 30, 2013, there were no shares issued or outstanding under the Series D Preferred Stock plan or the Series E Preferred Stock plan. On October 6, 2013, in connection with the modification to the ARCT IV Merger, the Board of Directors unanimously approved the issuance of Series F Preferred Stock.

Increases in Authorized Common Stock

On July 2, 2013, the Company filed articles of amendment to its charter to increase the number of authorized shares of common stock to 750,000,000 shares. On December 9, 2013, the Company filed articles of amendment to its charter to increase the number of authorized shares of common stock to 1,500,000,000 shares.

Offerings

On August 1, 2012, the Company filed a $500 million universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. As of September 30, 2013, the Company had issued 2.1 million shares of common stock under the $500 million universal shelf registration statement. No preferred stock, debt or equity-linked security had been issued under this $500 million universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests in the OP.

Appendix I-67

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 11 — Preferred and Common Stock  – (continued)

In January 2013, the Company commenced its “at the market” equity offering program (“ATM”) in which it may from time to time offer and sell shares of its common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to the Company's $500.0 million universal shelf registration statement.

On March 13, 2013, the Company filed a universal automatic shelf registration statement that was automatically declared effective and achieved well-known seasoned issuer (“WKSI”) status. The Company intends to maintain both the $500 million universal shelf registration statement and the WKSI universal automatic shelf registration statement.

The following are the Company's equity offerings of common stock during the nine months ended September 30, 2013 (dollar amounts in millions):

Type of offering	Closing Date	Number of Shares(1)	Gross Proceeds
Registered follow on offering	January 29, 2013	2,070,000	$26.7
ATM	January 1 – September 30, 2013	553,300	8.9
Private placement offering	June 7, 2013	29,411,764	455.0
Dividends paid in common stock(2)	August 5, 2013	1,157	—
Total		32,036,221	$490.6

(1)	Excludes 140.7 million shares of common stock that were issued to the stockholders of ARCT III's common stock in conjunction with the ARCT III Merger.
(2)	Represents common shares issued to holders of the Series A Preferred Stock in lieu of unpaid dividends.

Dividends

The Company's board of directors has authorized, and the Company began paying, dividends since October 2011 on the fifteenth day of each month to stockholders of record on the eighth day of such month. During the nine months ended September 30, 2013, the board of directors of the Company has authorized the following increases in the Company's dividend.

Dividend increase declaration date	Annualized dividend per share	Effective date
March 17, 2013	$0.91	June 8, 2013
May 28, 2013	$0.94	December 8, 2013*
October 23, 2013	$1.00	**

*	The dividend increase became effective at the close of the CapLease Merger, which consummated on November 5, 2013.
**	The dividend increase is contingent upon, and effective with, the close of the Cole Merger.

The annualized dividend rate at September 30, 2013 was $0.910 per share.

Common Stock Repurchases

On August 20, 2013, the Company's board of directors reauthorized its $250 million share repurchase program which was originally authorized in February 2013. During the three and nine months ended September 30, 2013, the Company repurchased approximately 0.6 million shares at an average price of $13.06 per share or $7.5 million in total.

Appendix I-68

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 11 — Preferred and Common Stock  – (continued)

Upon the closing of the ARCT III Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III's common stock, were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of the Company's common stock based on the Exchange Ratio. In addition, 148.1 million shares of ARCT III's common stock were converted to shares of the Company's common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of the Company's common stock outstanding after the exchange.

Note 12 — Share-Based Compensation

Equity Plan

The Company has adopted the American Realty Capital Properties, Inc. Equity Plan (the “Equity Plan”), which provides for the grant of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to the Manager, non-executive directors, officers and other employees and independent contractors, including employees or directors of the Manager and its affiliates who are providing services to the Company.

The Company authorized and reserved a total number of shares equal to 10.0% of the total number of issued and outstanding shares of common stock (on a fully diluted basis assuming the redemption of all OP Units for shares of common stock) to be issued at any time under the Equity Plan for equity incentive awards excluding an initial grant of 167,400 shares to the Manager in connection with the IPO, all of which vested during the nine months ended September 30, 2013. All such awards of shares will vest ratably on a quarterly or annual basis over a three-year period beginning on the first anniversary of the date of grant and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Director Stock Plan

The Company has adopted the American Realty Capital Properties, Inc. Non-Executive Director Stock Plan (the “Director Stock Plan”), which provides for the grant of restricted shares of common stock to each of the Company's independent directors, each of whom is a non-executive director. Awards of restricted stock will vest ratably over a five -year period following the first anniversary of the date of grant in increments of 20.0% per annum, subject to the director’s continued service on the board of directors, and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as distributions are paid to the stockholders. At September 30, 2013, a total of 99,000 shares of common stock are reserved for issuance under the Director Stock Plan.

The fair value of restricted common stock awards under the Equity Plan and Director Stock Plan is determined on the grant date using the closing stock price on NASDAQ that day. The fair value of restricted common stock awarded to the Manager under the Equity Plan is updated at the end of each quarter based on quarter end closing stock price through the final vesting date.

ARCT III Restricted Share Plan

ARCT III had an employee and director incentive restricted share plan (the “RSP”), which provided for the automatic grant of 3,000 restricted shares of common stock to each of its independent directors, without any further action by ARCT III’s board of directors or its stockholders, on the date of initial election to the board of directors and on the date of each annual stockholder’s meeting thereafter. Restricted stock issued to independent directors vested over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum. The RSP provided ARCT III with the ability to grant awards of restricted shares to its directors, officers and employees (if ARCT III ever had employees), employees of ARCT III's Advisor and its affiliates, employees of entities that provided services to ARCT III, directors of the ARCT III

Appendix I-69

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

Advisor or of entities that provided services to ARCT III, certain consultants to ARCT III and the ARCT III Advisor and its affiliates or to entities that provided services to ARCT III.

Immediately prior to the effective time of the ARCT III Merger, each then-outstanding share of ARCT III restricted stock fully vested. All shares of ARCT III common stock then-outstanding as a result of the full vesting of shares of ARCT III restricted stock, and the satisfaction of any applicable withholding taxes, had the right to receive a number of shares of the Company's common stock based on the ARCT III Exchange Ratio.

The following tables detail the restricted shares activity within the Equity Plan, Director Stock Plan and RSP during the nine months ended September 30, 2013:

Restricted Share Awards

	Equity Plan		RSP & Director Stock Plan
	Number of Restricted Common Shares	Weighted-Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Awarded December 31, 2012	259,909	$11.84	30,300	$10.68
Granted	625,000	14.30	18,000	14.58
Forfeited	—	—	—	—
Awarded September 30, 2013	884,909	$13.57	48,300	$12.13

Unvested Restricted Shares

	Equity Plan		RSP & Director Stock Plan
	Number of Restricted Common Shares	Weighted-Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Unvested, December 31, 2012	186,403	$11.62	27,930	$10.58
Granted	625,000	14.30	18,000	14.58
Vested	(186,403)	(11.62)	(27,930)	(10.58)
Forfeited	—	—	—	—
Unvested, September 30, 2013	625,000	$14.30	18,000	$14.58

For the three months ended September 30, 2013 and 2012, compensation expense for restricted shares was $1.1 million and $0.4 million, respectively. For the nine months ended September 30, 2013 and 2012, compensation expense for restricted shares was $1.7 million and $0.7 million, respectively. Compensation expense of $2.2 million for the accelerated vesting of restricted shares in conjunction with the ARCT III Merger was recorded as merger and other transaction related costs, during the nine months ended September 30, 2013.

Multi-Year Performance Plan

Upon consummation of the ARCT III Merger, the Company entered into the 2013 Advisor Multi-Year Outperformance Agreement (the “OPP”) with the Manager, whereby the Manager will be able to potentially earn compensation upon the attainment of stockholder value creation targets.

Appendix I-70

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

Under the OPP, the manager was granted 8,241,101 long term incentive plan units (“LTIP Units”) of the OP, which will be earned or forfeited based on the Company's total return to stockholders (including both share price appreciation and common stock distributions) (“Total Return”), for the three year period consisting of:

•	Absolute Component: 4.0% of any excess Total Return attained above an absolute hurdle of 7.0% for each annual measurement period, non-compounded, 14.0% for the interim measurement period and 21.0% for the full performance period; and
•	Relative Component: 4.0% of any excess Total Return attained above the Total Return for the performance period of a peer group comprised of the following companies: CapLease, Inc.; EPR Properties; Getty Realty Corporation; Lexington Realty Trust; National Retail Properties, Inc.; and Realty Income Corporation.

The award will be funded (“OPP Pool”) up to a maximum award opportunity equal to 5% of the Company's equity market capitalization at the ARCT III Merger date of $2.1 billion (the “OPP Cap”). Awards under the OPP are dependent on achieving an annual hurdle that commenced December 11, 2012, an interim (two-year) hurdle and then the aforementioned three -year hurdle ending on December 31, 2015.

In order to further ensure that the interests of the Manager are aligned with the Company's investors, the Relative Component is subject to a ratable sliding scale factor as follows:

•	100.0% will be earned if the Company attains a median Total Return of at least 6.0% for each annual measurement period, non-compounded, at least 12% for the interim measurement period, and at least 18.0% for the full performance period;
•	50.0% will be earned if the Company attains a median Total Return of at least 0.0% for each measurement period;
•	0.0% will be earned if the Company attains a median Total Return of less than 0.0% for each measurement period; and
•	A percentage from 50.0% to 100.0% calculated by linear interpolation will be earned if the Company's median Total Return is between 0.0% and the percentage set for each measurement period.

For each year during the performance period a portion of the OPP Cap equal to a maximum of up to 1.25% of the Company's equity market capitalization of $2.1 billion will be “locked-in” based upon the attainment of the performance hurdles set forth above for each annual measurement period. In addition, a portion of the OPP Cap equal to a maximum of up to 3.0% of the Company's equity market capitalization will be “locked-in” based upon the attainment of the performance hurdles set forth above for the interim measurement period, which if achieved, will supersede and negate any prior “locked-in” portion based upon annual performance through December 31, 2013 and 2014 (i.e., a maximum award opportunity equal to a maximum of up to 3.0% of the Company's equity market capitalization may be “locked-in” through December 31, 2014). Since certain awards under the OPP plan are dependent on the comparison of the Company's current market capitalization to the the Company's market capitalization at the inception of plan, the issuance of additional common shares by the Company may result in higher awards.

Following the performance period, the Absolute Component and the Relative Component will be calculated separately and then added together to determine the aggregate award earned under the OPP, which will be the lesser of the sum of the two components and the OPP Cap. The OPP Pool will be used to determine the number of LTIP units that vest. Any unvested LTIP units will be immediately forfeited on December 31, 2015. At September 30, 2013, 100% of the OPP Pool has been allocated.

Appendix I-71

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

The Manager will be entitled to convert 33.3% of the LTIP units earned into OP Units on each of December 31, 2015, 2016 and 2017 and within 30 days following such date. In addition, the OPP provides for accelerated earning and vesting of LTIP Units and redemption of vested LTIP Units for cash if the Manager is terminated or if the Company experiences a change in control. The Manager will be entitled to receive a tax gross-up in the event that any amounts paid to it under the OPP constitute “parachute payments” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

The fair value of the LTIP Units granted is measured at each reporting date and is being amortized over the performance period. During the three and nine months ended September 30, 2013, the Company has recorded expense of $6.1 million and $9.8 million, respectively, for the OPP.

Note 13 — Commitments and Contingencies

Contractual Lease Obligations

The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter for certain ground and office lease obligations (amounts in thousands):

Future Minimum Base Rent Payments
October 1, 2013 – December 31, 2013	$261
2014	731
2015	732
2016	733
2017	737
Thereafter	6,754
Total	$9,948

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company, except as follows:

ARCT III Litigation Matters

Since the announcement of the ARCT III Merger Agreement on December 17, 2012, Randell Quaal filed a putative class action lawsuit filed on January 30, 2013 against the Company, the OP, ARCT III, ARCT III OP, the members of the board of directors of ARCT III and certain subsidiaries of the Company in the Supreme Court of the State of New York. The plaintiff alleges, among other things, that the board of ARCT III breached its fiduciary duties in connection with the transactions contemplated under the ARCT III Merger Agreement. In February 2013, the parties agreed to a memorandum of understanding regarding settlement of all claims asserted on behalf of the alleged class of ARCT III stockholders. In connection with the settlement contemplated by that memorandum of understanding, the class action and all claims asserted therein will be dismissed, subject to court approval. The proposed settlement terms required ARCT III to make certain additional disclosures related to the ARCT III Merger, which were included in a Current Report on Form 8-K filed by ARCT III with the SEC on February 21, 2013. The memorandum of understanding also added that the parties will enter into a stipulation of settlement, which will be subject to customary conditions, including confirmatory discovery and court approval following notice to ARCT III’s stockholders. If the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter

Appendix I-72

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 13 — Commitments and Contingencies  – (continued)

into a stipulation of settlement, that the court will approve any proposed settlement, or that any eventual settlement will be under the same terms as those contemplated by the memorandum of understanding, therefore any losses that may be incurred to settle this matter are not determinable.

CapLease Litigation Matters

Since the announcement of the CapLease Merger Agreement on May 28, 2013, the following lawsuits have been filed:

CapLease, its directors, and its affiliates, CapLease's operating partnership and the general partner of the operating partnership, as well as the Company, the OP and a CapLease Merger related subsidiary, have been named as defendants in a putative class action lawsuit in connection with the proposed merger, styled Mizani v. CapLease, Inc., No. 651986/2013, in the Supreme Court of the State of New York, New York County. The complaint alleges, among other things, that the CapLease Merger Agreement was the product of breaches of fiduciary duty by CapLease’s directors because the CapLease Merger does not provide for full and fair value for the CapLease’s stockholders, the CapLease Merger was not the result of a competitive bidding process, the CapLease Merger Agreement contains coercive deal protection measures, and the CapLease Merger Agreement and the CapLease Merger were approved as a result of improper self-dealing by certain defendants who would receive certain alleged employment compensation benefits and continued employment pursuant to the CapLease Merger Agreement. The complaint also alleges that CapLease, the Company, the OP and a CapLease Merger related subsidiary, aided and abetted the directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the CapLease Merger. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Separately, CapLease, its directors and its affiliates, the CapLease's operating partnership and the general partner of the CapLease's operating partnership, as well as the Company, the OP and a CapLease Merger related subsidiary, have been named as defendants in a putative class action and derivative lawsuit in connection with the proposed merger, styled Tarver v. CapLease, Inc., No. 24C13004176, in the Circuit Court of the State of Maryland, Baltimore City. The complaint alleges, among other things, that the CapLease Merger Agreement was the product of breaches of fiduciary duty by CapLease’s directors because the CapLease Merger does not provide for full and fair value for the CapLease’s stockholders, the CapLease Merger Agreement contains coercive deal protection measures, the CapLease Merger was not the result of a competitive bidding process, and the CapLease Merger Agreement and the CapLease Merger were approved as a result of improper self-dealing. The complaint also alleges that CapLease, CapLease's operating partnership, the general partner of the CapLease's operating partnership, the Company, the OP and a CapLease Merger related subsidiary aided and abetted the directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the CapLease Merger. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Separately, CapLease, its directors and its affiliates, the CapLease's operating partnership and the general partner of the CapLease's operating partnership, as well as the Company, the OP and a CapLease Merger related subsidiary, have been named as defendants in a putative class action and derivative lawsuit in connection with the proposed CapLease Merger, styled Carach v. CapLease, Inc., No. 651986/2013, in the Supreme Court of the State of New York, New York County. The complaint alleges, among other things, that the CapLease Merger Agreement was the product of breaches of fiduciary duty by the CapLease’s directors because the CapLease Merger does not provide for full and fair value for the CapLease’s stockholders, the CapLease directors failed to take steps to maximize the value of CapLease or properly value CapLease, failed to protect against various alleged conflicts of interest, and failed to fully disclose material information concerning the process that led to the CapLease Merger. The complaint also alleges that CapLease's operating

Appendix I-73

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 13 — Commitments and Contingencies  – (continued)

partnership, the general partner of CapLease's operating partnership, the Company, the OP and a CapLease Merger related subsidiary aided and abetted the CapLease directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the CapLease Merger. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Counsel who filed each of these three cases reached an agreement with each other as to who will serve as lead plaintiff and lead plaintiffs' counsel in the cases and where they will be prosecuted. Thus, on August 9, 2013, counsel in the Tarver Action filed a motion for stay in the Baltimore Court, information the court they had agreed to join and participate in the prosecution of the Mizani and Carach Actions in the New York Court. The defendants consented to the stay of the Tarver Action in Baltimore Court, and on September 5, 2013, Judge Pamela J. White issued an order granting to stay. Consequently, there has been no subsequent activity in the Baltimore Court in the Tarver Action. Also on August 9, 2013, all counsel involved in the Mizani and Carach Actions filed a joint stipulation in the New York Court, reflecting agreement among all parties in the Mizani and Carach Actions should be consolidated and setting out a schedule for early motion practice in response to the complaints filed. All defendants filed a motion to dismiss all claims on September 23, 2013. Plaintiffs' response to those motions is due on or before November 7, 2013. To date, no injunctive filings have been made by or on behalf of the plaintiffs. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

On October 8, 2013, John Poling filed a punitive class action lawsuit in the Circuit Court of Baltimore City against ARCP, ARC Operating Partnership, L.P., Safari Acquisition LLC, CapLease, CapLease LP, CFL OP General Partner, LLC and members of the CapLease, Inc. board of directions. The complaint alleges, that the merger agreement breaches terms of the CapLease' 8.375% Series B Cumulative Redeemable Preferred Stock and the terms of the 7.25% Series C Cumulative Redeemable Preferred Stock and is in violation of the Series B Articles Supplementary and the Series C Articles Supplementary. The complaint alleges breach of contract and breach of fiduciary duty. The plaintiff seeks, among other things, declaratory relief, damages and an injunction to halt the redemption of the Series B and Series C Preferred Stock. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Cole Litigation Matters

To date, five lawsuits have been filed in connection with the Cole Merger. The first, Wunsch v. Cole Real Estate Investments, Inc., et al (“Wunsch”), No. 13-CV-2186, is a putative class action that was filed on October 25, 2013 in the U.S. District Court for the District of Arizona. On October 30, 2013, October 31, 2013 and November 1, 2013, four other putative stockholder class action lawsuits were filed in the Circuit Court for Baltimore City, Maryland, captioned as: (i) Operman v. Cole Real Estate Investments, Inc., et al; (ii) Branham v. Cole Real Estate Investments, Inc., et al; (iii) Wilfong v. Cole Real Estate Investments, Inc., et al. and (iv) Polage v. Cole Real Estate Investments, Inc., et al. All of these lawsuits name the Company, Cole and Cole’s board of directors as defendants; Wunsch, Branham, Wilfong and Polage also name Merger Sub as a defendant. All of the named plaintiffs claim to be Cole stockholders and purport to represent all holders of the Cole’s stock. Each complaint generally alleges that the individual defendants breached fiduciary duties owed to plaintiff and the other public stockholders of Cole, and that certain entity defendants aided and abetted those breaches. In addition, the Operman lawsuit claims that the individual defendants breached their duty of candor to shareholders and the Branham and Polage lawsuits assert claims derivatively against the individual defendants for their alleged breach of fiduciary duties owed to Cole. The Polage lawsuit also asserts derivative claims for waste of corporate assets and unjust enrichment. Among other remedies, the

Appendix I-74

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 13 — Commitments and Contingencies  – (continued)

complaints seek injunctive relief prohibiting the defendants from completing the proposed merger or, in the event that an injunction is not awarded, unspecified money damages, costs and attorneys’ fees.

The Company believes that the lawsuits in connection with the Cole Merger are without merit and that it has substantial meritorious defenses to the claims set forth in the complaints.

The Company maintains directors and officers liability insurance, which the Company believes should provide coverage to the Company and its officers and directors for most or all of any costs, settlements or judgments resulting from the lawsuits.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Note 14 — Related Party Transactions and Arrangements

Ownership by Affiliates

Certain affiliates of the Company have ownership in the Company through ownership of shares of the Company's common stock, shares of unvested restricted common stock and OP units. As of September 30, 2013 and December 31, 2012, 5.09% and 1.39%, respectively, of the total equity units issued by the Company were owned by affiliates.

Fees Paid in Connection with Common Stock Offerings

RCS served as the dealer manager of the ARCT III IPO. RCS received fees and compensation in connection with the sale of ARCT III’s common stock in the ARCT III IPO. RCS received a selling commission of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers in the ARCT III IPO. In addition, RCS received up to 3% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee in the ARCT III IPO. RCS was permitted to reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. RCS has also received compensation for various other Company equity transactions.

The following table details the results of such activities related to RCS, which are recorded as offering costs on the consolidated statement of changes in equity (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,		Payable as of
	2013	2012	2013	2012	September 30, 2013	December 31, 2012
Total commissions and fees paid to RCS	$—	$80,739	$—	$160,530	$—	$—

Appendix I-75

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

The Company reimbursed the Manager, the ARCT III Advisor and RCS for services relating to the ARCT III IPO, and other significant transactions such as the ARCT III Merger, for which the Manager provided assistance. The following table details the results of such activities related to offering and other significant transactions costs reimbursed to the Manager, the ARCT III Advisor and RCS (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,		Payable as of
	2013	2012	2013	2012	September 30, 2013	December 31, 2012
Offering expense and other significant transactions reimbursements	$814	$(3,473)	$1,951	$16,808	$—	$—

Fees Paid in Connection with the Operations of the Company

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, an acquisition fee equal to 1.0% of the contract purchase price (including assumed indebtedness) of each property the Company or ARCT III, as applicable, acquired. The acquisition fee was payable in cash at the closing of each acquisition. In conjunction with the ARCT III Merger, it was agreed that these fees would no longer be paid to either party. Acquisition fees are recorded in Acquisition related costs in the consolidated statements of operations and comprehensive loss.

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, a financing fee equal to 0.75% of the amount available under any secured mortgage financing or refinancing that the Company or ARCT III, as applicable, obtained and used for the acquisition of properties that was arranged by the Manager or ARCT III Advisor, as applicable. The financing coordination fee was payable in cash at the closing of each financing. In conjunction with the ARCT III Merger, it was agreed that these fees would no longer be paid to either party.

The Company paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of the Company's real estate assets, calculated and payable monthly in advance. The Company's Manager waived such portion of its management fee in excess of certain net income thresholds related to the Company's operations. The management fee is payable in cash. In conjunction with the ARCT III Merger, the base management fee was reduced to 0.40% per annum for the unadjusted book value of assets over $3.0 billion. Management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations and comprehensive loss.

Until July 1, 2012, ARCT III paid the ARCT III Advisor an asset management fee of 0.75% per annum of the cost of its assets (cost includes the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but excludes acquisition fees) plus costs and expenses incurred by the ARCT III Advisor in providing asset management services; provided, however, that the asset management fee was reduced by any amounts payable to ARCT III's property manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee did not exceed 0.75% per annum of the cost of ARCT III's assets plus costs and expenses incurred by the ARCT III Advisor in providing asset management services.

Prior to July 1, 2012, this fee was payable in monthly installments at the discretion of ARCT III's board of directors in cash, common stock or restricted stock grants, or any combination thereof. Asset management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations and comprehensive loss. The Company also pays fees for transfer agent services to an affiliate, American National Stock Transfer, LLC.

Appendix I-76

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the ARCT III Advisor was eliminated. Instead, ARCT III issued (subject to periodic approval by its board of directors) to the ARCT III Advisor performance-based restricted partnership units of the ARCT III OP designated as “Class B units,” which were intended to be profits interests and to vest, and no longer be subject to forfeiture, at such time as: (x) the value of the ARCT III OP’s assets plus all distributions made equal or exceeded the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); and (y) a liquidity event has occurred.

The ARCT III Advisor received distributions on unvested Class B units equal to the distribution rate received on ARCT III common stock. Such distributions on issued Class B units were included as general and administrative expense in the consolidated statement of operations until the performance condition is considered probable to occur. 145,022 Class B units were approved by ARCT III's board of directors as of December 31, 2012. During January and February 2013, ARCT III's board of directors approved, and ARCT III issued, 603,599 Class B units to the ARCT III Advisor for its asset management services provided. As of December 31, 2012, ARCT III did not consider achievement of the performance condition to be probable as the shareholder vote for the ARCT III Merger, which would allow vesting of these Class B Units, was not completed. The performance condition related to these Class B units was satisfied upon the completion of the ARCT III Merger and expense of $9.9 million was recorded at that time. The Class B units then converted to ARCT III OP units which converted to 711,190 OP Units after the application of the ARCT III Exchange Ratio. These expenses were recorded in merger and other transaction related in the consolidated statements of operations and comprehensive loss.

The Company may be required to pay the Manager a quarterly incentive fee, calculated based on 20 percent of the excess Company annualized core earnings (as defined in the management agreement with the Manager) over the weighted average number of shares multiplied by the weighted average price per share of common stock. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No such incentive fees have been incurred or paid to the Manager since inception.

ARCT III paid an affiliate of the Sponsor, unless it contracted with a third party, a property management fee of up to 2% of gross revenues from ARCT III's stand-alone single-tenant net leased properties and 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. ARCT III also reimbursed the affiliate for property level expenses. If ARCT III contracted directly with third parties for such services, it paid them customary market fees and paid the affiliated property manager, an oversight fee of up to 1.0% of the gross revenues of the property managed. Property management fees are recorded in Operating fees to affiliates in the consolidated statements of operations and comprehensive loss.

In order to facilitate the smooth transition of property management services following the consummation of the ARCT III Merger, the Company, the OP and the Sponsor agreed that the Property Management and Leasing Agreement will be extended for a 60 day period following the consummation of the ARCT III Merger for which the Company paid the Sponsor $2.3 million. These fees were recorded in merger and transaction related in the consolidated statements of operations and comprehensive loss.

The Company is required to reimburse the Manager for all out-of-pocket costs actually incurred by the Manager, including without limitation, legal fees and expenses, due diligence fees and expenses, other third party fees and expenses, costs of appraisals, travel expenses, nonrefundable option payments and deposits on properties not acquired, accounting fees and expenses, title insurance premiums and other closing costs, personnel costs and miscellaneous expenses relating to the selection, acquisition and due diligence of

Appendix I-77

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

properties. The Company 's reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis following the end of each month. However, the Company will not reimburse the Manager for the salaries and other compensation of its personnel. Reimbursements are recorded based on the related activity to which the expense relates.

The following table details amounts incurred by the Company or ARCT III and contractually due to the Sponsor, ARCT III Advisor or the Manager and forgiven in connection with the operations related services described above (amounts in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,				Payable as of
	2013		2012		2013		2012		September 30, 2013	December 31, 2012
	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven
One-time fees:
Acquisition fees(1)	$86	$—	$4,529	$—	$3,190	$—	$9,712	$—	$—	$364
Financing fees and related cost reimbursements	—	—	1,424	—	7,500	—	2,683	—	—	—
Other expense reimbursements	42	—	3,614	—	8,359	—	7,527	—	—	18
On-going fees:
Base management fees(2)	3,739	3,739	278	278	8,393	6,109	1,725	1,513	—	—
Transfer agent fees	103	—	—	—	270	—	—	—	23	—
Property management and leasing fees(2)	—	—	250	250	799	799	456	456	—	—
Total operational fees and reimbursements	$3,970	$3,739	$10,095	$528	$28,511	$6,908	$22,103	$1,969	$23	$382

(1)	In conjunction with the ARCT III Merger, the payment of acquisition fees was terminated, however for properties that were in ARCP's or ARCT III's pipeline at the ARCT III Merger date, the fees were paid as the Manager had sourced and negotiated the purchase price prior to the ARCT III Merger.
(2)	The amounts incurred and paid were recognized in merger and other transaction related costs during the nine months ended September 30, 2013 as they relate to the ARCT III Merger.

Under an administrative support agreement between the Company and the Sponsor, the Sponsor was to pay or reimburse the Company for its general administrative expenses, including, without limitation, legal fees, audit fees, board of directors fees, insurance, marketing and investor relation fees, until September 6, 2012, which was one year after the closing of the IPO, to the extent the amount of certain net earnings from operations thresholds, as specified in the agreement, were less than the amount of the distributions declared by the Company during this one-year period. To the extent these amounts were paid by the Sponsor, they would not be subject to reimbursement by the Company. These costs are presented net in the accompanying consolidated statements of operations and comprehensive loss. In addition, the ARCT III Advisor provided expense support to ARCT III from time to time to assist ARCT III with operating cash flow, distributions or other operational purposes.
Appendix I-78

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

The following table details general and administrative expenses absorbed by the Sponsor and the ARCT III Advisor and paid to the Company or ARCT III during the three and nine months ended September 30, 2013 (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,		Receivable as of
	2013	2012	2013	2012	September 30, 2013	December 31, 2012
General and administrative expenses absorbed	$—	$—	$—	$234	$—	$—

Fees Paid in Connection with the ARCT III Merger

ARCT III entered into agreements with affiliates to provide legal and other support services prior to the ARCT III Merger totaling $1.3 million.

The Company entered into an Asset Purchase and Sale Agreement with the Sponsor pursuant to which, concurrently with the closing of the ARCT III Merger and in connection with the internalization by the Company of certain property level management and accounting activities, the Sponsor sold to the OP certain furniture, fixtures, equipment and other assets used by the Sponsor in connection with managing the property level business and operations and accounting functions of the Company and the OP, and included at the cost of such assets, for an aggregate price of $5.8 million, which includes the reimbursement of certain costs and expenses incurred by the Sponsor in connection with the ARCT III Merger.

On February 28, 2013, the OP entered into a Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) with the ARCT III OP and American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP (the “Special Limited Partner”). The Special Limited Partner was entitled to receive certain distributions from the ARCT III OP, including the subordinated distribution of net sales proceeds resulting from an “investment liquidity event” (as defined in the agreement of limited partnership of the ARCT III OP). The ARCT III Merger constituted an “investment liquidity event,” as a result of which the Special Limited Partner, in connection with management's successful attainment of the 6.0% performance hurdle and the return to ARCT III's stockholders of approximately $557.3 million in addition to their initial investment, was entitled to receive a subordinated distribution of net sales proceeds from the ARCT III OP equal to approximately $98.4 million. Pursuant to the Contribution and Exchange Agreement, the Special Limited Partner contributed its interest in the ARCT III OP, inclusive of the subordinated distribution proceeds received, to the ARCT III OP in exchange for 7.6 million ARCT III OP Units. Upon consummation of the ARCT III Merger, these ARCT III OP Units were immediately converted to 7.3 million OP Units after application of the ARCT III Exchange Ratio. In conjunction with the ARCT III Merger Agreement, the Special Limited Partner agreed to a minimum one year holding period for these OP units before converting them to shares of Company common stock.

Fees paid in connection with the ARCT III Merger were recorded in merger and transaction related in the consolidated statements of operations and comprehensive loss. Additionally, the Company acquired fixed assets with a carryover basis of $1.0 million from the Advisor; the consideration paid to the Advisor in excess of the carryover basis was approximately $3.0 million.

Investment by Affiliate

In connection with the ARCT III Merger, the Special Limited Partner invested $0.8 million in exchange for 56,797 OP Units after the effect of the ARCT III Exchange Ratio.

Appendix I-79

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

Investment in Affiliate

During the nine months ended September 30, 2013, the Company invested $10.0 million in an affiliated real estate fund, American Real Estate Income Fund, which invests primarily in equity securities of other publicly traded REITs. The fair value of the investment at September 30, 2013 was $9.5 million.

Note 15 — Economic Dependency

Under various agreements, the Company has engaged or may engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services and supervision of the management and leasing of properties owned by the Company, the sale of shares of the Company’s common stock, as well as other administrative responsibilities for the Company including information technology, legal services and investor relations.

As a result of these relationships, the Company is dependent upon the Manager, the Sponsor and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services. As a result of the ARCT III Merger, the Company internalized certain accounting and property acquisition services previously performed by the Manager and its affiliates and has announced that it will internalize executive management and certain other administrative functions after the ARCT IV and Cole Mergers are completed. The Company may from time to time engage the Manager for legal, information technology or other support services for which it will pay a fee.

Note 16 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three and nine months ended September 30, 2013 and 2012 (amounts in thousands, expect for shares and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss from continuing operations attributable to stockholders	$(59,154)	$(12,687)	$(248,840)	$(24,310)
Less: dividends declared on preferred shares	(53)	(140)	(368)	(210)
Net loss from continuing operations attributable to common stockholders	(59,207)	(12,827)	(249,208)	(24,520)
Net income (loss) from discontinued operations attributable to common stockholders	91	(3)	164	(478)
Net loss attributable to common stockholders	$(59,116)	$(12,830)	$(249,044)	$(24,998)
Weighted average common shares outstanding(1)	184,807,219	138,323,562	166,970,341	76,950,157
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.32)	$(0.09)	$(1.49)	$(0.31)
Basic and diluted net loss per share from discontinued operations attributable to common stockholders	$—	$—	$—	$(0.01)
Basic and diluted net loss per share attributable to common stockholders	$(0.32)	$(0.09)	$(1.49)	$(0.32)

Appendix I-80

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 16 — Net Loss Per Share  – (continued)

(1)	Weighted average shares for the nine months ended September 30, 2013 are adjusted on a pro forma basis as if the purchase of 27.7 million shares of ARCT III common stock for cash, purchased in conjunction with the ARCT III Merger, had been completed at the beginning of the period. Weighted average shares for the nine months ended September 30, 2013, excluding this pro forma adjustment, were 172,798,170 and net loss per share was $1.44 per share, basic and diluted.

As of September 30, 2013, the Company excluded 9,051,661 OP Units outstanding, which are convertible to an equal number of shares of the Company's common stock, 643,000 shares of unvested restricted stock outstanding, 28,398,213 shares of the Company's Series C Convertible Preferred Stock outstanding, and 18,539,550 of potentially dilutive shares of common stock attributable to the Convertible Senior Notes calculated based on the principle outstanding as of September 30, 2013 from the calculation of diluted net loss per share as the effect would have been antidilutive.

Note 17 — Discontinued Operations and Properties Held for Sale

The Company separately classifies properties held for sale in the accompanying consolidated balance sheets and operating results for those properties as discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. In the normal course of business, changes in the market or changes in credit risk of certain tenants, among other factors, may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. As of September 30, 2013 and December 31, 2012, the Company held two properties (one vacant and one occupied) and one vacant property, respectively, classified as held for sale on the accompanying respective consolidated balance sheets. The occupied property classified as held for sale generated approximately $0.4 million of cash flow from rental income for the nine months ended September 30, 2013.

Disposition of Asset Held for Sale

On March 5, 2013, the Company executed a purchase and sale agreement to sell a Citizens Bank branch in Worth, IL classified as held for sale as of September 30, 2013. The sale price of the asset is $0.7 million in cash, which approximates the carrying value of the property.

On July 17, 2013, the Company executed a letter of intent to sell a Shaw's Supermarket in Plymouth, MA classified as held for sale as of September 30, 2013. The sale price of the asset is $6.3 million in cash, which is approximately $0.9 million greater than the carrying value of the property.

Note 18 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

Commitment for Senior Secured Term Loan Facility

On November 13, 2013, Barclays Bank PLC, Citigroup Global Markets Inc. and/or any of its affiliates, Credit Suisse AG, Cayman Islands Branch, Morgan Stanley Senior Funding, Inc. and Capital One, N.A. provided their commitments to the Company for a $2.175 billion senior secured term loan facility. The proceeds will be used (a) to fund the cash component of the consideration for the Cole Merger, (b) to refinance Cole's existing credit facilities and (c) to pay transaction costs. All amounts outstanding under the facility will bear interest, at the Company's option, at a rate per annum equal to a base rate plus 2.00% per

Appendix I-81

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(Unaudited)

Note 18 — Subsequent Events  – (continued)

annum or the reserve adjusted Eurodollar Rate plus 3.00% per annum. The facility will be available for drawings on or before April 22, 2014 subject to the Company's shareholder approval.

Completion of Acquisition of Assets

The following table presents certain information about the properties that the Company acquired from October 1, 2013 to November 6, 2013 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – September 30, 2013(2)	1,219	20,399,857	$3,033,684
Acquisitions	109	13,624,593	2,126,441
Total portfolio – November 6, 2013(2)	1,328	34,024,450	$5,160,125

(1)	Contract purchase price, excluding acquisition and transaction related costs.
(2)	Total portfolio excludes one vacant property contributed in September 2011, which was classified as held for sale at September 30, 2013.

Appendix I-82

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying financial statements of American Realty Capital Properties, Inc. (the “Company”) and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to American Realty Capital Properties, Inc., a Maryland corporation, and, as required by context, including its operating partnership and its subsidiaries. American Realty Capital Properties, Inc. is externally managed by ARC Properties Advisors, LLC (the “Manager”), a Delaware limited liability company, a wholly owned subsidiary of AR Capital, LLC (the “Sponsor”).

Forward-Looking Statements

This Quarterly Report on Form 10-Q includes forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by using words such as “may,” “will,” “expects,” “anticipates,” “believes,” “intends,” “should,” “estimates,” “could” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We do not undertake publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We and our Manager have a limited operating history and our Manager has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in our Manager, the affiliated dealer manager of our initial public offering (our “IPO”), Realty Capital Securities, LLC (“RCS” or the “affiliated Dealer Manager”) and other American Realty Capital-affiliated entities. As a result, our executive officers, our Manager and its affiliates face conflicts of interest, including significant conflicts created by our Manager's compensation arrangements with us and other investors advised by American Realty Capital affiliates and conflicts in allocating time among these investors and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other American Realty Capital-advised programs or investors, our Manager and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	The competition for the type of properties we desire to acquire may cause our dividends and the long-term returns of our investors to be lower than they otherwise would be.
•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for dividends to our stockholders, per share trading price of our common stock and our ability to satisfy our debt service obligations.
•	We depend on tenants for our revenue, and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Failure by any major tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, or the termination or non-renewal of a lease by a major tenant, would have a material adverse effect on us.
•	We are subject to tenant industry concentrations that make us more susceptible to adverse events with respect to certain industries.

Appendix I-83

•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay dividends to our stockholders.
•	We may be unable to make scheduled payments on our debt obligations.
•	We may not generate cash flows sufficient to pay our dividends to stockholders, and as such we may be forced to borrow at higher rates or depend on our Manager to waive reimbursement of certain expenses and fees to fund our operations.
•	We may be unable to pay or maintain cash dividends or increase dividends over time.
•	We are obligated to pay substantial fees to our Manager.
•	We may not be able to realize fully, or at all, the anticipated benefits of the ARCT III Merger, which consummated on February 28, 2013 or the CapLease Merger, which consummated on November 5, 2013.
•	We may not be able to consummate the ARCT IV Merger or the Cole Merger.
•	We may fail to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”).
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended, (the “Investment Company Act”) and thus subject to regulation under the Investment Company Act.

All forward-looking statements should be read in light of the risks identified in Part II, Item 1A of this Quarterly Report on Form 10-Q.

Overview

We were incorporated on December 2, 2010, as a Maryland corporation that qualified as a real estate investment trust for U.S. federal income tax purposes beginning in the year ended December 31, 2011. On September 6, 2011, we completed our IPO and our shares of common stock began trading on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ARCP”.

We acquire, own and operate single-tenant, freestanding commercial real estate properties. We have acquired a combination of long-term and medium-term leases and intend to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of approximately 10 to 12 years. We consider properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. We expect this investment strategy to develop growth potential from below market leases. Additionally, we own a portfolio that uniquely combines properties with stable income from high credit quality tenants, and properties that have substantial future growth potential.

We advanced our investment objectives by growing our net lease portfolio through key mergers and acquisitions. Since January 1, 2013, we have completed or have definitive agreements to complete various mergers and portfolio acquisitions totaling approximately $18.0 billion of assets. See Note 2 — Mergers and Acquisitions.

Substantially all of our business is conducted through our ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. We are the sole general partner and holder of 95.3% of the equity interest in the OP as of September 30, 2013. Certain affiliates of ours and certain unaffiliated investors are limited partners and owners of 4.3% and 0.4%, respectively, of the equity interest in our OP. After holding units of limited partner interests in our OP for a period of one year, holders of OP Units have the right to convert limited partner interest in the OP (“OP Units”) for the cash value of a corresponding number of shares of our common stock or, at the option of our OP, a corresponding number of shares of our common stock, as allowed by the limited partnership agreement of our OP. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of our OP’s assets.

Appendix I-84

We have retained the Manager to manage our affairs on a day to day basis and, as a result, we are generally externally managed, with the exception of certain acquisition, accounting and portfolio management services performed by employees of ours. Our board of directors determined that it is in the best interests of us and our stockholders to become self-managed prior to the pending mergers with Cole Real Estate Investments, Inc. In connection with becoming self-managed, we expect to terminate the existing management agreement with our Manager, enter into appropriate employment and incentive compensation arrangements with our executives and acquire certain assets from the Manager necessary for our operation.

As of September 30, 2013, excluding one vacant property classified as held for sale, we owned 1,219 properties consisting of 20.4 million square feet, 100% leased with a weighted average remaining lease term of 9.5 years. In constructing our portfolio, we are committed to diversification (industry, tenant and geography). As of September 30, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69.4% (we have attributed the rating of each parent company to its wholly owned subsidiary for purposes of this disclosure). Our strategy encompasses receiving the majority of our revenue from investment grade tenants as we further acquire properties and enter into (or assume) lease arrangements.

Completed Mergers and Major Acquisitions

American Realty Capital Trust III Merger

On December 14, 2012, we entered into an Agreement and Plan of Merger (the “ARCT III Merger Agreement”) with American Realty Capital Trust III, Inc. (“ARCT III”) and certain subsidiaries of each company. The ARCT III Merger Agreement provided for the merger of ARCT III (the “ARCT Merger”) with and into a subsidiary of ours. The ARCT III Merger was consummated on February 28, 2013.

Pursuant to the terms and subject to the conditions set forth in the ARCT III Merger Agreement, each outstanding share of common stock of ARCT III, including restricted shares which became vested, was converted into the right to receive (i) 0.95 of a share of our common stock, or (ii) $12.00 in cash. In addition, each outstanding unit of equity ownership of the ARCT III OP was converted into the right to receive 0.95 of the same class of unit of equity ownership in our OP.

Upon the closing of the ARCT III Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III's common stock were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of our common stock based on the ARCT III Exchange Ratio. In addition, 148.1 million shares of ARCT III's common stock were converted to shares of our common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of our common stock outstanding after the exchange.

Upon the consummation of the ARCT III Merger, American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP, was entitled to subordinated distributions of net sales proceeds from ARCT III OP which resulted in the issuance of units of limited partner interests in the ARCT III OP, when after applying the Exchange Ratio, resulted in the issuance of an additional 7.3 million OP Units. The parties have agreed that such OP Units will be subject to a minimum one-year holding period before being exchangeable into our common stock.

Also in connection with the ARCT III Merger, we entered into an agreement with the Sponsor and its affiliates to internalize certain functions performed by them prior to the ARCT III Merger, reduce certain fees paid to affiliates, purchase certain corporate assets and pay certain merger related fees. See Note 14 — Related Party Transactions and Arrangements.

Accounting Treatment of the ARCT III Merger

We and ARCT III were considered to be entities under common control. Both entities' advisors were wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties had ownership interests in us and ARCT III through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities were contractually eligible to charge significant fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge us fees. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant

Appendix I-85

economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the Merger date.

GE Capital Portfolio Acquisition

On June 27, 2013, we, through our operating partnership, acquired the equity interests in the entities that own a real estate portfolio comprised of 447 properties, (the “GE Capital Portfolio”) for consideration of $774.0 million exclusive of closing costs. The 447 properties are subject to 409 property operating leases, which will be accounted for on the straight-line rent basis of accounting and 38 direct financing leases, which are accounted for as a receivable at a discount to the remaining lease payments and estimated residual values of the related properties. Income on these leases is recorded on using the effective interest method. In addition, we have recorded the fair value of the expected residual value of the property for property under direct financing leases, which will be periodically reevaluated.

CapLease, Inc. Merger

On May 28, 2013, the Company entered into an Agreement and Plan of Merger (the “CapLease Merger Agreement”) with CapLease, Inc., a Maryland corporation (“CapLease”), and certain subsidiaries of each company. The CapLease Merger Agreement provided for the merger of CapLease with and into a subsidiary of the Company (the “CapLease Merger”).

Pursuant to the terms and subject to the conditions set forth in the CapLease Merger Agreement, at the effective time of the CapLease Merger, each outstanding share of common stock of CapLease, other than shares owned by the Company, CapLease or any of their respective wholly owned subsidiaries, were converted into the right to receive $8.50 in cash without interest. Each outstanding share of preferred stock of CapLease, other than shares owned by the Company, CapLease or any of their respective wholly owned subsidiaries, were converted into the right to receive an amount in cash, without interest, equal to the sum of $25.00 plus all accrued and unpaid dividends on such shares of preferred stock. In addition, in connection with the merger of CapLease, LP with and into the OP (the “CapLease Partnership Merger”), each outstanding unit of equity ownership of the CapLease's operating partnership other than units owned by CapLease or any wholly owned subsidiary of CapLease were converted into the right to receive $8.50 in cash, without interest.

Upon consummation of the CapLease Merger, the vesting of the shares of the CapLease's outstanding restricted stock were accelerated and became fully vested, and restricted stock and any outstanding performance shares were fully earned and had the right to receive $8.50 per share.

On November 5, 2013, the Company completed the merger with CapLease based on the terms of the CapLease Merger Agreement and total cash consideration of $920.7 million was paid to the common and preferred shareholders. The merger will be accounted for under the acquisition method of accounting under U.S. GAAP. Under the acquisition method of accounting, the assets acquired and liabilities assumed from CapLease will be recorded as of the acquisition date at their respective fair values. Any excess of purchase price over the fair values will be recorded as goodwill. Results of operations for CapLease will be included in the Company’s consolidated financial statements from the date of acquisition.

Pending Mergers

American Realty Capital Trust IV Merger

On July 1, 2013, we entered into an Agreement and Plan of Merger (the “ARCT IV Merger Agreement”) with American Realty Capital Trust IV, Inc., a Maryland corporation (“ARCT IV”), and certain subsidiaries of each company. The ARCT IV Merger Agreement provides for the merger of ARCT IV with and into a subsidiary of ours (the “ARCT IV Merger”).

Pursuant to the terms and subject to the conditions set forth in the ARCT IV Merger Agreement, at the effective time of the ARCT IV Merger, each outstanding share of common stock of ARCT IV will be exchanged for (i) $9.00 to be paid in cash, plus (ii) 0.5190 shares of our common stock, par value $0.01, and (iii) 0.5937 share of Series F Preferred Stock (“Series F Preferred Stock”), par value $0.01.

Appendix I-86

The Series F Preferred Stock is not redeemable by us before the fifth anniversary of the date on which such Series F Preferred Stock is issued (the “Initial Redemption Date”), except under circumstances intended to preserve our status as a real estate investment trust for federal and/or state income tax purposes and except upon the occurrence of a change of control. On and after the Initial Redemption Date, we may, at our option, redeem shares of the Series F Preferred Stock, in whole or from time to time in part, at a redemption price of $25.00 per share plus, subject to exceptions, any accrued and unpaid dividends thereon to the date fixed for redemption. The shares of Series F Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless we redeem or otherwise repurchase them or they become convertible and are converted into common stock (or, if applicable, alternative consideration).

In addition, each outstanding class B unit of equity ownership of the ARCT IV will be converted into the right to receive 2.3591 Class B OP Units of us and other equity units of ARCT IV will receive 2.3961 OP Units of us. In addition, on the date of the ARCT IV Merger, all outstanding restricted common stock of ARCT IV date will become fully vested and exchanged for shares of our common stock based on the ARCT IV Exchange Ratio.

In connection with the ARCT IV Merger, ARCT IV's external advisor has agreed to waive a portion of the real estate commissions contractually due to it from us upon the sale of properties in an amount equal to the lesser of (i) 2.0% of the sales price of the properties and (ii) one-half of the competitive real estate commissions if a third party broker is also involved. ARCT IV's external advisor and ARCT IV agreed that ARCT IV's external advisor will be entitled to a reduced real estate commission of $8.4 million.

We have also entered into an agreement to purchase certain assets from ARCT IV's external advisor and reimburse ARCT IV's external advisor for certain expenses related to the ARCT IV Merger totaling $5.8 million.

ARCT IV's external advisor will be entitled to subordinated distributions of net sales proceeds in an amount estimated to be approximately $68.3 million, assuming an implied price of our common stock of $13.50 per share upon the ARCT IV Merger. Such subordinated distributions of net sales proceeds will be payable in the form of equity units of ARCT IV that will automatically convert into OP Units upon consummation of the ARCT IV Merger and will be subject to a minimum one-year holding period from the date of issuance before being exchangeable into our common stock. The actual amount of consideration to be paid for subordinated distributions of net sales proceeds will be based, in part, on the market price of our common stock on the date of the ARCT IV Merger and will not be known until the ARCT IV Merger date.

Accounting Treatment of the ARCT IV Merger

We and ARCT IV, are considered to be entities under common control. Both entities' advisors are wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have ownership interests in us and have ownership of ARCT IV through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities are contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge fees to us. Due to the significance of these fees, the advisors and ultimately the Sponsor are determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the ARCT IV Merger date. In addition, U.S. GAAP requires that we present historical financial information as if the entities were combined for each period presented once the ARCT IV Merger is consummated.

The ARCT IV Merger is expected to close in the fourth quarter of 2013. However, as of the date of this report, the consummation of the ARCT IV Merger has not yet occurred and, although we believe that the completion of the ARCT IV Merger is probable, the closing of the ARCT IV Merger is subject to a vote by the ARCT IV common stockholders and other customary conditions, and therefore there can be no assurance that the ARCT IV Merger will be consummated. Accordingly, we cannot assure that the ARCT IV Merger will be completed based on the terms of the ARCT IV Merger Agreement or at all.

Appendix I-87

Fortress Portfolio Acquisition

On July 24, 2013, AR Capital, LLC and another related entity, on behalf of the Company and certain other entities sponsored directly or indirectly by AR Capital, LLC, entered into a purchase and sale agreement with subsidiaries of Fortress Investment Group LLC (“Fortress”) for the purchase and sale of 196 properties owned by Fortress for an aggregate contract purchase price of approximately $972.5 million, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs, which was allocated to the Company based on the pro-rata fair value of the properties acquired by the Company relative to the fair value of all 196 properties to be acquired from Fortress. Of the 196 properties, 120 properties are expected to be acquired by the Company from Fortress for a purchase price of approximately $601.2 million, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs. On October 1, 2013, the Company closed on 41 of the 120 properties with a total purchase price of $200.3 million, exclusive of closing costs.The remaining properties are expected to close in the fourth quarter of 2013.

Inland Portfolio Acquisition

On August 8, 2013 the Company's Sponsor entered into a purchase and sale agreement with Inland American Real Estate Trust, Inc. (“Inland”) for the purchase and sale of the equity interests of 67 companies owned by Inland for an aggregate contract purchase price of approximately $2.3 billion, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs. Of the 67 companies, the equity interests of 10 companies (the “Inland Portfolio”) will be acquired by the Company from Inland for a purchase price of approximately $501.0 million, subject to adjustments set forth in the purchase and sale agreement and exclusive of closing costs, which was allocated to the Company based on the pro-rata fair value of the Inland Portfolio relative to the fair value of all 67 companies to be acquired by the Company and other entities sponsored directly or indirectly by the Company's Sponsor from Inland. The Inland Portfolio is comprised of 33 properties. As of September 30, 2013, the Company has closed on five of the 33 properties for a total purchase price of $56.4 million, exclusive of closing costs. The remaining properties are expected to close in the fourth quarter of 2013.

Cole Real Estate Investments, Inc. Merger

On October 22, 2013, we entered into an Agreement and Plan of Merger (the “Cole Merger Agreement”) with Cole Real Estate Investments, Inc., a Maryland corporation (“Cole”), and certain subsidiaries of each company. The Cole Merger Agreement provides for the merger of Cole with and into a subsidiary of ours (the “Cole Merger”).

Pursuant to the terms and subject to the conditions set forth in the Cole Merger Agreement, at the effective time of the Cole Merger, each outstanding share of common stock of Cole will be exchanged for (i) 1.0929 shares of common stock of ARCP, par value $0.01 per share, or (ii) $13.82 in cash. In no event will the cash consideration be paid with respect to more than 20% of the shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger. If the aggregate elections for payment in cash exceed 20% of the number of shares of Cole common stock issued and outstanding as of immediately prior to the consummation of the merger, then the amount of cash consideration paid will be reduced on a pro rata basis to 20% with the remaining consideration paid in ARCP common stock. Cash will be paid in lieu of any fractional shares. In addition, upon the consummation of the Cole Merger all of Cole's restricted stock units and restricted performance units outstanding on that date will become vested and exchanged based on the same exchange provisions as for common stock. The merger is expected to close in the first half of 2014. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the Cole Merger has not yet occurred and, although the Company believes that the completion of the Cole Merger is probable, the closing of the Cole Merger is subject to a vote by the common stockholders of both Cole and the Company and other customary conditions, and therefore there can be no assurance that the Cole Merger will be consummated. Accordingly, the Company cannot assure that the Cole Merger will be completed based on the terms of the Cole Merger or at all.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and

Appendix I-88

require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease. We will record rental revenue for the full term of each lease on a straight-line basis. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. We defer the revenue related to lease payments received from tenants in advance of their due dates.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations and comprehensive loss. As of September 30, 2013 and December 31, 2012, we determined that there was no allowance for uncollectible accounts necessary.

Real Estate Investments

We record acquired real estate at cost and make assessments as to the useful lives of depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 40 years for buildings, five to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets.

Allocation of Purchase Price of Acquired Assets

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on our analysis of comparable properties in our portfolio. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, five to ten years for building equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the

Appendix I-89

difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, we initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangible assets related to customer relationships is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 2 to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If we elect not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated

Appendix I-90

and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 3 to our consolidated financial statements.

Results of Operations

Our portfolio of real estate investments (excluding one vacant property), which were all 100% leased, is comprised of the following 1,219 properties as of September 30, 2013 (dollar amounts in thousands):

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Annualized Rental Income on a Straight-Line Basis(3)	Annualized Rental Income on a Straight-Line Basis per Square Foot
Portfolio as of December 31, 2012	653	15,421,465	10.7	$1,798,435	$144,832	$9.39
Acquisitions for the three months ended March 31, 2013:
Academy Sports	1	62,033	16.9	7,785	608	9.80
Advance Auto	6	41,695	8.1	6,003	464	11.13
AMCOR	1	221,035	10.3	17,540	1,480	6.70
Ameriprise	1	145,003	11.8	17,233	1,269	8.75
BJ's Warehouse	1	108,532	10.6	10,772	883	8.14
Bojangles	1	3,792	13.3	1,951	134	35.34
Citizens Bank	1	3,478	9.3	1,134	84	24.15
CVS	5	54,767	7.0	13,726	1,202	21.95
DaVita Dialysis	1	4,275	15.0	1,553	138	32.28
Dollar General	6	54,651	15.0	6,684	516	9.44
Family Dollar	4	34,680	9.1	4,415	399	11.51
FedEx	3	82,633	7.9	12,746	1,087	13.15
Fresenius	2	19,100	5.8	2,670	264	13.82
Kaiser Foundation	1	100,352	9.9	62,501	4,233	42.18
Kohl's	1	88,408	10.8	12,441	858	9.71
Kum & Go	1	4,958	20.0	2,901	227	45.78
Mattress Firm	1	3,971	10.8	1,872	158	39.79
Pilot Flying	1	17,480	5.7	10,350	970	55.49
Qdoba	2	5,000	10.0	2,454	209	41.80
TD Bank	1	143,030	11.8	31,000	2,750	19.23
Walgreens	7	100,869	11.4	34,565	2,640	26.17
Total acquisitions for the three months ended March 31, 2013	48	1,299,742	10.6	262,296	20,573	15.83
Acquisitions for the three months ended June 30, 2013:
3432, LLC	1	4,283	14.2	949	89	20.78
ADF Companies Group	1	2,626	2.0	911	66	25.13
Advance Auto	9	61,536	7.0	9,845	802	13.03
Advanced Dental Implant and Denture Center, LLC	1	2,775	11.0	342	40	14.41
AFC Enterprises	1	1,564	0.7	481	30	19.18
Ale House Management	3	18,807	4.8	12,790	636	33.82

Appendix I-91

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Annualized Rental Income on a Straight-Line Basis(3)	Annualized Rental Income on a Straight-Line Basis per Square Foot
AM-PM Enterprises III, Inc.	1	3,530	19.1	593	42	11.90
Ann Ching Chen	1	6,948	1.3	792	92	13.24
Arbed Tosa 100	1	5,712	11.9	1,585	172	30.11
Arby's Restaurant Group, Inc.	35	104,229	5.1	51,614	3,753	36.01
Auto Zone	1	6,782	15.5	2,000	152	22.41
Baxters Steakhouse	1	5,186	3.0	419	42	8.10
Bee Mac Enterprises	2	4,232	4.6	2,188	150	35.44
Bighorn Associates	1	3,600	3.5	1,211	121	33.61
Black Angus Steakhouse, LLC	1	6,552	5.9	3,434	295	45.02
Bloomin Apple	1	4,234	5.5	2,815	200	47.24
Boston Market Corporation	4	13,713	5.4	6,418	369	26.91
Brinker International	2	10,640	3.5	5,178	388	36.47
Bruegger's Enterprises	2	5,265	6.0	1,418	113	21.46
Buca	2	14,885	5.0	3,307	384	25.80
Bullard Restaurants	1	2,693	4.4	1,715	108	40.10
Bullitt Ventures, Inc.	1	5,325	10.2	1,023	85	15.96
Burger King	1	2,800	11.2	997	85	30.36
Burgerbusters, LLC	6	12,903	5.7	9,563	578	44.80
Caribou Coffee	1	1,625	1.9	1,186	91	56.00
Carlos O'Kelly's	9	47,349	4.5	16,213	1,401	29.59
Carrols	18	61,000	7.6	32,878	1,982	32.49
Charlestons	1	6,874	1.7	3,448	122	17.75
Checkers Drive-In Restaurants	12	9,540	12.0	19,033	1,139	119.39
Cherryden	1	7,213	6.7	3,081	223	30.92
Chi-Co., Inc.	1	2,751	4.5	965	74	26.90
Citizens Bank	2	7,800	9.5	2,960	259	33.21
CKE Restaurants	7	24,841	6.9	8,672	568	22.87
Corral Group	1	2,968	8.0	985	63	21.23
CVS	1	10,880	11.6	3,797	275	25.28
Darrin Cobb	1	5,180	8.4	852	69	13.32
Davco Restaurants	1	3,471	12.5	1,843	133	38.32
Den Columbia	1	2,730	3.6	1,736	134	49.08
Denny's Corporation	7	30,193	3.6	9,826	696	23.05
Den-Tex Centra	4	21,098	6.9	6,441	505	23.94
DineEquity Inc.	38	183,400	6.6	75,816	5,397	29.43
Dunkin' Brands	1	2,880	11.2	1,185	92	31.94
Dynamic Management LLC	1	3,263	5.2	784	61	18.69
Einstein/Noah Bagel	1	3,875	8.8	1,016	77	19.87
Enterprises, LLC	1	2,759	9.7	174	45	16.31
Fal Co L.L.C	3	6,240	9.2	562	47	7.53
Family Dollar	5	45,860	7.9	6,805	644	14.04
FedEx	1	17,517	4.6	1,388	127	7.25
Frandeli Group	11	237,898	3.6	21,257	1,469	6.17
Fresenius	4	39,321	11.8	8,283	666	16.94
Fresh Creations, LLC	2	11,315	9.9	1,835	232	20.50
Garden Fresh Restaurant	1	7,411	10.8	2,652	180	24.29
GBM, LLC	2	5,700	6.1	1,781	119	20.88

Appendix I-92

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Annualized Rental Income on a Straight-Line Basis(3)	Annualized Rental Income on a Straight-Line Basis per Square Foot
GDK Development	1	3,682	3.3	1,387	56	15.21
Geko	1	5,012	16.8	1,212	107	21.35
Georgetowne Affiliates	1	3,102	7.1	1,149	68	21.92
Globamax Restaurants	1	3,600	13.4	785	71	19.72
GMRI, Inc.	2	12,190	2.8	5,199	382	31.34
Golden Corral	18	175,150	1.6	52,152	3,191	18.22
Grandys	5	20,584	3.5	3,473	315	15.30
H & K Partners	1	2,000	13.9	1,353	99	49.50
HB Boys	1	2,437	23.9	1,426	109	44.73
Heartland	2	6,139	2.8	3,656	283	46.10
Hometown Folks	2	6,252	19.2	4,995	204	32.63
Houlihan's Restaurant Group	1	10,089	3.9	3,215	273	27.06
Hy-Vee	1	40,461	10.5	4,721	326	8.06
Interfoods of America	3	6,440	4.7	2,960	232	36.02
J.C. Corral, Inc.	1	9,952	6.1	2,962	162	16.28
Jack In The Box, Inc.	45	120,417	3.6	89,622	5,202	43.20
JCS Holdings, Inc.	3	16,718	5.9	6,637	501	29.97
John C. Brown	1	6,002	—	445	42	7.00
Ker Management Services, LLC	2	14,105	9.3	2,429	236	16.73
Key Bank	1	3,575	9.5	1,307	98	27.41
K-MAC Holdings Corp	1	2,121	1.1	1,729	115	54.22
Koning Restaurants International	2	5,860	7.3	1,636	106	18.09
Krystal	4	8,926	4.9	5,823	429	48.06
Leeann Chin	3	9,051	7.9	3,570	263	29.06
Little General Store, Inc.	1	1,940	9.4	1,470	49	25.26
Logan's Roadhouse	6	48,406	13.4	31,922	1,821	37.62
Meritage Group	1	2,606	2.7	1,636	106	40.68
Metro Corral Partners	1	12,260	10.9	5,371	393	32.06
Michael Callahan	1	3,206	1.2	1,376	84	26.20
Michigan Mult-King	1	2,036	2.8	991	88	43.22
Midwest BBQ Ventures, LLC	1	5,803	—	1,167	202	34.81
Mountain Range Restaurants	1	5,985	6.6	1,425	91	15.20
MrEats Corral, LLC	1	9,952	0.8	4,421	221	22.21
NBI Food Services	1	2,900	11.9	1,693	97	33.45
NEA-BBQ, LLC	3	16,920	4.9	5,368	416	24.59
North Country Management	1	3,400	5.5	1,302	69	20.29
Ohio Valley Bistros	1	8,242	5.0	4,788	333	40.40
Ok Apple, Inc.	1	4,761	11.0	3,034	223	46.84
Pacific Bells	3	6,594	10.7	5,541	424	64.30
Pennant Foods Corp.	10	29,417	4.6	13,043	928	31.55
Platinum Corral, LLC	2	22,382	2.1	6,538	431	19.26
Prometheus Partners	11	27,601	8.4	18,470	1,342	48.62
Quality Dining	4	19,573	6.6	4,880	373	19.06
Razzoos	1	6,607	2.7	2,490	201	30.42
Real Mex Restaurants	2	15,563	9.5	5,754	417	26.79
Restaurant Management Co.	6	14,536	3.2	3,897	287	19.74

Appendix I-93

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Annualized Rental Income on a Straight-Line Basis(3)	Annualized Rental Income on a Straight-Line Basis per Square Foot
Roger K Osborne	1	2,850	7.1	1,726	95	33.33
Royal Capital	5	27,418	9.6	6,374	667	24.33
Rubio's Restaurants	1	2,379	1.2	1,241	120	50.44
Ruby Tuesday, Inc.	6	30,851	5.6	11,385	839	27.20
Run Restaurants	1	6,356	11.7	2,097	163	25.65
Saulat Enterprises	10	36,844	6.0	6,595	450	12.21
Shoney's	6	31,939	9.6	4,403	375	11.74
Shoot the Moon	1	5,208	3.5	1,291	128	24.58
Shorest, LLC	5	26,512	10.2	4,383	459	17.31
Sonfish	2	6,737	10.4	1,543	204	30.28
Southeast New Mexico Foods	2	4,346	19.2	1,885	122	28.07
Southern Boys Restaurant Group	2	10,283	2.3	2,058	171	16.63
Southern Rock Restaurants, LLC	1	3,389	4.6	1,126	66	19.47
Southern Star Management Group	1	2,763	5.3	737	60	21.72
Subhash Gupta	1	2,591	3.8	1,339	66	25.47
Subway Restaurants	1	2,485	9.4	556	35	14.08
Tacala	2	4,220	5.8	3,400	199	47.16
Talbots	1	313,000	19.9	37,500	3,803	12.15
Tally Ho Partners	1	2,608	6.9	1,716	61	23.39
TCF National Bank	1	5,654	17.1	1,414	103	18.22
Texas Roadhouse, Inc.	9	59,852	2.5	24,118	1,635	27.32
The Bailey Company	1	3,477	3.2	1,784	131	37.68
Top Line Restaurants	1	7,025	16.4	1,641	125	17.79
Tractor Supply	1	19,080	14.3	2,078	173	9.07
Tripoli	1	4,558	2.7	2,597	164	35.98
Twin Dragon LLC	1	6,400	3.5	1,126	106	16.56
United States Beef	5	14,725	5.4	4,748	319	21.66
Valenti Management	1	2,535	8.3	1,745	148	58.38
Vitamin Shoppe	1	3,500	9.4	2,100	166	47.43
Vsgh Partners	2	4,802	0.5	1,344	63	13.12
Walgreens	5	71,820	12.5	21,517	1,702	23.70
Wendab Associates	4	11,831	12.7	7,336	598	50.55
Wendy's Company	1	3,199	8.5	1,789	108	33.76
Woodland Group	9	43,623	5.2	17,751	1,311	30.05
Yum! Brands	1	2,900	6.8	2,124	112	38.62
Z & H Foods, Inc.	3	5,295	1.6	1,943	137	25.87
Zee&Son, LLC	1	2,007	19.2	301	27	13.45
Total acquisitions for the three months ended June 30, 2013	480	2,683,389	7.3	878,273	62,359	23.24
Acquisitions for the three months ended September 30, 2013:
24 Hour Fitness	1	45,906	15.0	12,740	1,102	24.01
Advance Auto	2	13,791	6.3	2,525	221	16.02
Citizens Bank	3	117,510	1.4	20,072	1,888	16.07
DaVita Dialysis	1	6,530	8.2	1,565	136	20.83

Appendix I-94

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)	Annualized Rental Income on a Straight-Line Basis(3)	Annualized Rental Income on a Straight-Line Basis per Square Foot
Dollar General	17	136,012	7.3	8,195	742	5.46
Family Dollar	5	42,730	8.1	4,672	428	10.02
FedEx	1	23,181	7.3	1,771	153	6.60
Kum & Go	1	4,958	19.8	2,400	188	37.92
Mattress Firm	1	6,000	7.3	1,450	136	22.67
Monro Muffler	1	3,688	9.0	1,037	102	27.66
Thermo Process Systems	1	150,000	2.2	11,188	1,056	7.04
UPS	1	400,000	1.9	13,830	1,300	3.25
Walgreens	3	44,955	6.9	13,235	1,080	24.02
Total acquisitions for the three months ended September 30, 2013	38	995,261	5.8	94,680	8,532	8.57
Total acquisitions for the nine months ended September 30, 2013	566	4,978,392	7.7	1,235,249	91,464	18.37
Portfolio as of September 30, 2013(4)	1,219	20,399,857	9.5	$3,033,684	$236,296	$11.58

(1)	Remaining lease term as of September 30, 2013, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is a weighted-average of the remaining lease term of the total portfolio.
(2)	Contract purchase price, excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal and other closing costs on property.
(3)	Annualized rental income on a straight-line basis as of September 30, 2013, which includes the effect of tenant concessions such as free rent, as applicable. 38 properties are subject to direct financing leases and therefore for accounting purposes, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. Amount reflected is the annualized cash rents on these properties.
(4)	Total portfolio excludes one vacant property contributed in September 2011, which is classified as held for sale as of September 30, 2013.

Comparison of the Three Months Ended September 30, 2013 to Three Months Ended September 30, 2012

Rental Income

Rental income increased $38.4 million to $56.7 million for the three months ended September 30, 2013 compared to $18.3 million for the three months ended September 30, 2012. Rental income was driven by our acquisition of 713 properties subsequent to September 30, 2012 for an aggregate purchase price of $1.9 billion. The annualized rental income per square foot of the properties at September 30, 2013 was $11.58 with a weighted average remaining lease term of 9.5 years.

Our properties are primarily leased from 5 to 25 years to investment grade tenants, as determined by major credit rating agencies. All properties were 100% leased in both periods, with the exception of one vacant property classified as held for sale at September 30, 2013 and 2012. During the three months ended September 30, 2013 and 2012, we experienced no property vacancies or significant capital expenditures. Cash same store rents on the 300 properties held for the full period in both of the three months ended September 30, 2013 and 2012 increased $0.1 million, or 1.0%, to $14.6 million compared to $14.5 million for the three months ended September 30, 2013 and 2012, respectively. Annualized average rental income per square foot was $2.66 at September 30, 2013 compared to $2.64 at September 30, 2012.

Direct Financing Lease Income

Direct financing lease income of $1.0 million was recognized for the three months ended September 30, 2013. Direct financing lease income was driven by our acquisition of 38 properties comprised of $57.4 million of net investments subject to direct financing leases during the second quarter of 2013.

Appendix I-95

Operating Expense Reimbursements

Operating expense reimbursements increased by approximately $2.7 million to $3.2 million for the three months ended September 30, 2013 compared to $0.5 million for the three months ended September 30, 2012. Operating expense reimbursements represent reimbursements for taxes, property maintenance and other charges contractually due from the tenant per their respective leases. Operating expense reimbursements were driven by our acquisition of 713 properties since September 30, 2012.

Acquisition Related Costs

Acquisition related costs decreased by approximately $13.4 million to $1.2 million for the three months ended September 30, 2013 compared to $14.6 million for the three months ended September 30, 2012. Acquisition costs mainly consisted of legal costs, deed transfer costs and other costs related to real estate purchase transactions. Certain acquisition costs are based on a percentage of the base purchase price of acquired real estate investment, as such, the decrease in acquisition related costs was primarily a result of real estate investments with a purchase price of $90.5 million in the three months ended September 30, 2013 compared to $453.4 million in the three months ended September 30, 2012. The decrease in acquisition costs was also due to the agreement with our Manager in conjunction with the ARCT III Merger, where it was agreed that our Manager would no longer charge acquisition fees.

Merger and Other Transaction Related Costs

During the three months ended September 30, 2013, costs related to various mergers, as well as other transaction costs were $3.8 million. These costs consisted of professional fees, printing fees, proxy services, debt assumption fees and other costs associated with entering into and completing the mergers. There were no such costs during the three months ended September 30, 2012.

Property Expenses

Property expenses increased by approximately $3.0 million to $4.1 million for the three months ended September 30, 2013 compared to $1.1 million for the three months ended September 30, 2012. These costs relate to expenses associated with maintaining certain properties, including real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. The increase in property expenses are mainly due to our acquisition of properties with modified gross leases subsequent to September 30, 2012, and an increased number of properties for which the Company pays expenses, which are reimbursed by the tenant.

General and Administrative Expenses

General and administrative expenses increased by $1.1 million to $1.6 million for the three months ended September 30, 2013 compared to $0.5 million for the three months ended September 30, 2012. General and administrative expenses primarily included board member compensation, professional fees such as legal fees, accountant fees, financial printer services fees, and insurance expense.

Equity-Based Compensation Expenses

Equity-based compensation expenses increased by approximately $6.7 million to $7.2 million for the three months ended September 30, 2013 compared to $0.5 million for the three months ended September 30, 2012. Equity-based compensation expenses primarily included expenses for the OPP, which was entered into upon consummation of the ARCT III Merger, as well as the amortization of restricted stock.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $27.8 million to $39.4 million for the three months ended September 30, 2013 compared to $11.6 million for the three months ended September 30, 2012. The increase in depreciation and amortization expense was driven by our acquisition of 713 properties since September 30, 2012 for an aggregate purchase price of $1.9 billion.

Asset Management and Incentive Fees to Affiliates

Prior to the consummation of the ARCT III Merger, we paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of our real estate assets, calculated and payable monthly in advance. Subsequent to the consummation of the ARCT III Merger, we are contractually obligated to pay the Manager an annual base management fee equal to 0.50% per annum for up to $3.0 billion

Appendix I-96

of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. For the three months ended September 30, 2013 and 2012, the Manager waived base management fees earned of $2.0 million and $1.0 million, respectively.

We may be required to pay the Manager a quarterly incentive fee, equal to the difference between (1) the product of (a) 20% and (b) the excess our annualized core earnings (as defined in the management agreement with the Manager) over the product of (i) the weighted average number of shares multiplied by the weighted average issuance price per share of common stock (ii) 8% and (2) the sum of any incentive compensation paid to the manager with respect to the first three calendar quarters of the previous 12-month period. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No incentive fees were earned for the three months ended September 30, 2013 and 2012, respectively.

Interest Expense

Interest expense increased by approximately $20.6 million to $24.1 million for the three months ended September 30, 2013 compared to $3.5 million for the three months ended September 30, 2012. The increase in interest expense was due to increases in debt balances used to fund portfolio acquisitions, in addition to an increase in the average annualized interest rate on borrowings. The average debt balances for the three months ended September 30, 2013 and 2012 were $1.5 billion and $263.1 million, respectively. The average annualized interest rate on all debt, including the effect of derivative instruments used to hedge the effects of interest rate volatility but excluding amortization of deferred financing costs and non-usage fees, for the three months ended September 30, 2013 and 2012 was 4.08% and 3.49%, respectively.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in offerings, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Loss on Contingent Value Rights

Loss on contingent value rights was $38.5 million for the three months ended September 30, 2013. The loss pertains to the fair value of our obligation to pay certain holders of Common Stock CVR's and Preferred Stock CVR's for the difference between the value of our shares on certain measurement dates and the value of the shares at the time of issuance as set forth in the respective contingent value rights agreements. We did not have any contingent value rights obligations during the three months ended September 30, 2012.

Loss on Derivative Instruments

There was no gain or loss on the fair value of derivative instruments for the three months ended September 30, 2012, compared to a loss of $0.1 million for the three months ended September 30, 2013 that resulted from marking our derivative instruments to fair value. The loss was primarily a result of a higher notional balance of derivatives held in the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Net Income (Loss) from Discontinued Operations

Net loss from discontinued operations decreased by approximately $0.1 million to a gain of $0.1 million for the three months ended September 30, 2013 compared to net loss of $3,000 for the three months ended September 30, 2012. As of the three months ended September 30, 2013 and 2012, we held two properties (one vacant and one occupied) and one vacant property, respectively, classified as held for sale on the balance sheets and reported in discontinued operations on the statements of operations and comprehensive loss.

Comparison of the Nine Months Ended September 30, 2013 to Nine Months Ended September 30, 2012

Rental Income

Rental income increased $102.3 million to $138.1 million for the nine months ended September 30, 2013 compared to $35.7 million for the nine months ended September 30, 2012. Rental income was driven by our acquisition of 713 properties subsequent to September 30, 2012 for an aggregate purchase price of $1.9 billion. The annualized rental income per square foot of the properties at September 30, 2013 was $11.58 with a weighted average remaining lease term of 9.5 years.

Appendix I-97

Our properties are primarily leased from 5 to 25 years to investment grade tenants, as determined by major credit rating agencies. All properties were 100% leased in both periods, with the exception of one vacant property classified as held for sale at September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2013 and 2012, we experienced no property vacancies, tenant turnover or lease renegotiation. Cash same store rents on the 129 properties held for the full period in each of the nine months ended September 30, 2013 and 2012 increased $0.1 million, or 1.2%, to $12.1 million compared to $12.0 million for the nine months ended September 30, 2013 and 2012, respectively. Annualized average rental income per square foot was $8.64 at September 30, 2013 compared to $8.53 at September 30, 2012.

Direct Financing Lease Income

Direct financing lease income of $1.0 million was recognized for the nine months ended September 30, 2013. Direct financing lease income was driven by our acquisition of 38 properties comprised of $57.4 million of net investments subject to direct financing leases during the second quarter of 2013.

Operating Expense Reimbursements

Operating expense reimbursements increased by approximately $6.1 million to $6.9 million for the nine months ended September 30, 2013 compared to $0.8 million for the nine months ended September 30, 2012. Operating expense reimbursements represent reimbursements for taxes, property maintenance and other charges contractually due from the tenant per their respective leases. Operating expense reimbursements were driven by our acquisition of 713 properties since September 30, 2012.

Acquisition Related Costs

Acquisition related costs decreased by approximately $5.3 million to $22.0 million for the nine months ended September 30, 2013 compared to $27.2 million for the nine months ended September 30, 2012. Acquisition costs mainly consisted of legal costs, deed transfer costs and other costs related to real estate purchase transactions. The decrease in acquisition costs was mainly due to the agreement with our Manager in conjunction with the ARCT III Merger, where it was agreed that our Manager would no longer charge acquisition fees.

Merger and Other Transaction Related Costs

During the nine months ended September 30, 2013, costs related to various mergers, as well as other transaction costs were $146.2 million. Upon the consummation of the ARCT III Merger an affiliate of ARCT III received a subordinated incentive distribution upon the attainment of certain performance hurdles. For the nine months ended September 30, 2013, $98.4 million was recorded for this fee. We issued 7.3 million OP Units to the affiliate as compensation for this fee. In addition, these costs consisted of professional fees, printing fees, proxy services, debt assumption fees and other costs associated with entering into and completing the mergers.

Property Expenses

Property expenses increased by approximately $7.3 million to $9.0 million for the nine months ended September 30, 2013 compared to $1.7 million for the nine months ended September 30, 2012. These costs relate to expenses associated with maintaining certain properties, including real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. The increase in property expenses are mainly due to our acquisition of properties with modified gross leases subsequent to September 30, 2012, and an increased number of properties for which the Company pays expenses, which are reimbursed by the tenant.

General and Administrative Expenses

General and administrative expenses increased by $2.5 million to $4.0 million for the nine months ended September 30, 2013 compared to $1.5 million for the nine months ended September 30, 2012. General and administrative expenses primarily included board member compensation, professional fees such as legal fees, accountant fees, financial printer services fees, and insurance expense.

Equity-Based Compensation Expenses

Equity-based compensation expenses increased by approximately $10.7 million to $11.5 million for the nine months ended September 30, 2013 compared to $0.8 million for the nine months ended September 30, 2012. Equity-based compensation expenses primarily included expenses for the OPP, which was entered into upon consummation of the ARCT III Merger, as well as the amortization of restricted stock.

Appendix I-98

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $70.0 million to $92.2 million for the nine months ended September 30, 2013 compared to $22.2 million for the nine months ended September 30, 2012. The increase in depreciation and amortization expense was driven by our acquisition of 713 properties since September 30, 2012 for an aggregate purchase price of $1.9 billion.

Asset Management and Incentive Fees to Affiliates

Prior to the consummation of the ARCT III Merger, we paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of our real estate assets, calculated and payable monthly in advance, provided that the full amount of the distributions we have declared for the six immediately preceding months is equal to or greater than certain net income thresholds related to our operations. Subsequent to the consummation of the ARCT III Merger, we will pay the Manager an annual base management fee equal to 0.50% per annum for up to $3.0 billion of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. For the nine months ended September 30, 2013 and 2012, the Manager waived base management fees earned of $6.1 million and $1.5 million, respectively.

We may be required to pay the Manager a quarterly incentive fee, equal to the difference between (1) the product of (a) 20% and (b) the excess our annualized core earnings (as defined in the management agreement with the Manager) over the product of (i) the weighted average number of shares multiplied by the weighted average issuance price per share of common stock (ii) 8% and (2) the sum of any incentive compensation paid to the manager with respect to the first three calendar quarters of the previous 12-month period. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No incentive fees were earned for the three months ended September 30, 2013 and 2012, respectively.

Interest Expense

Interest expense increased by approximately $34.0 million to $41.6 million for the nine months ended September 30, 2013 compared to $7.6 million for the nine months ended September 30, 2012. The increase in interest expense was due to increases in debt balances used to fund portfolio acquisitions, partially offset by a decrease in the average annualized interest rate on borrowings. The average debt balances for the nine months ended September 30, 2013 and 2012 were $1.0 billion and $205.1 million, respectively. The average annualized interest rate on all debt, including the effect of derivative instruments used to hedge the effects of interest rate volatility but excluding amortization of deferred financing costs and non-usage fees, for the nine months ended September 30, 2013 and 2012 was 3.79% and 4.16%, respectively.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in offerings, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Loss on Contingent Value Rights

Loss on contingent value rights was $69.7 million for the nine months ended September 30, 2013. The loss pertains to the fair value of our obligation to pay certain preferred and common shareholders for the difference between the value of our shares on certain measurement dates and the value of the shares at the time of issuance as set forth by the contingent value rights agreement. We did not have any contingent value rights obligations during the nine months ended September 30, 2012.

Income from Investment Securities

Income from investment securities for the nine months ended September 30, 2013 was $0.2 million resulting from investment income earned by our preferred debt and equity securities.

Gain on Sale of Investment Securities

Gain on the sale of investment securities for the nine months ended September 30, 2013, was $0.5 million resulting from selling the preferred debt and equity securities that we held.

Appendix I-99

Loss on Derivative Instruments

Loss on the fair value of derivative instruments for the nine months ended September 30, 2013, was $0.1 million resulting from marking our derivative instruments to fair value.

Net Income (Loss) from Discontinued Operations

Net loss from discontinued operations decreased by approximately $0.7 million to net gain of $0.2 million for the nine months ended September 30, 2013 compared to net loss of $0.5 million for the nine months ended September 30, 2012. As of the September 30, 2013 and 2012, we held two properties (one vacant and one occupied) and two vacant properties, respectively, classified as held for sale on the balance sheet and reported in discontinued operations on the statements of operations.

Cash Flows for the Nine Months Ended September 30, 2013

During the nine months ended September 30, 2013, net cash provided by operating activities was $22.0 million. The level of cash flows used in or provided by operating activities is affected by acquisition and transaction costs, the timing of interest payments, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities during the nine months ended September 30, 2013 was mainly due to adjusted net income of $21.6 million (net loss of $249.4 million adjusted for non-cash items including the issuance of operating partnership units, depreciation and amortization, amortization of deferred financing costs, amortization of discount on convertible debt, gain on held for sale properties, equity-based compensation, loss on derivative instruments, unrealized loss on investments, loss on contingent value right obligations, net of settlement payments and gain on sale of investments summing to $271.0 million, in the aggregate), an increase in deferred rent and other liabilities of $3.1 million, an increase in accounts payable and accrued expenses of $4.5 million, an increase in convertible obligations to Series C Convertible Preferred stockholders of $4.8 million as well as the investment in direct financing leases of $0.1 million. These inflows were partially offset by a decrease in prepaid and other assets of $12.1 million.

Net cash used in investing activities for the nine months ended September 30, 2013 of $1.2 billion, primarily related to the acquisition of 566 properties with an aggregate purchase price of $1.2 billion, investments in direct financing leases of $57.6 million, investments in other assets and deposits for real estate investments of $29.9 million, and the purchase of investment securities of $12.0 million, partially offset by the proceeds from the sales of investment securities of $44.2 million.

Net cash provided by financing activities of $1.2 billion during the nine months ended September 30, 2013 related to proceeds net of repayments from our senior corporate credit facility of $600.0 million, $486.5 million of proceeds net of offering-related costs from the issuance of common stock, proceeds from issuance of convertible obligations to Series C Convertible Preferred stockholders of $445.0 million, proceeds from issuance of convertible debt of $310.0 million, proceeds from mortgage notes payable of $4.8 million and $0.8 million from contributions from non-controlling interest holders. These inflows were partially offset by common stock repurchases of $357.9 million, payments on our senior secured revolving credit facility of $124.6 million, $38.2 million deferred financing cost payments, distributions paid of $117.0 million, payments of contingent value rights obligation of $0.0 million, distributions to non-controlling interest holders of $5.2 million, consideration paid for assets of the Manager in excess of carryover basis of $3.0 million, and a reduction in restricted cash of $0.6 million.

Cash Flows for the Nine Months Ended September 30, 2012

During the nine months ended September 30, 2012, net cash provided by operating activities was $0.1 million. The level of cash flows used in or provided by operating activities is affected by acquisition and transaction costs, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities during the nine months ended September 30, 2012 was mainly due to adjusted net loss of $0.1 million (net loss of $25.0 million adjusted for non-cash items including depreciation and amortization, amortization of deferred financing costs, equity-based compensation, and loss on held for sale properties, summing to $24.9 million, in the aggregate), an increase of $1.6 million in accounts payable and accrued expenses, an increase in deferred rent and other liabilities of $1.9 million, partially offset by a decrease in prepaid expenses of $3.3 million.

Appendix I-100

Net cash used in investing activities for the nine months ended September 30, 2012 of $977.8 million related to properties acquired, purchases of investments and deposits for real estate investments made during the year.

Net cash provided by financing activities of approximately $1.7 billion during the nine months ended September 30, 2012 related to proceeds net of offering-related costs from the issuance of common and preferred stock of $1.5 billion, $157.2 million of proceeds from mortgage notes payable and $48.7 million of proceeds, net of repayments, from our senior secured revolving credit facility. These inflows were partially offset by distributions paid of $20.2 million, payments of deferred financing costs of $13.7 million, a reduction in restricted cash of $1.2 million, advances to affiliates of $0.6 million, and common stock repurchases of $0.9 million.

Liquidity and Capital Resources

In the normal course of business, our principal demands for funds will continue to be for property acquisitions, either directly or through investment interests, for the payment of operating expenses, distributions to our investors, and for the payment of principal and interest on our outstanding indebtedness. We expect to meet our future short-term operating liquidity requirements through net cash provided by our current property operations. Management expects that our properties will generate sufficient cash flow to cover all operating expenses and the payment of a monthly distribution. The majority of our net leases contain contractual rent escalations during the primary term of the lease. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from offerings, including our ATM program, proceeds from the sale of properties and undistributed funds from operations. With the stabilization of the investment portfolio, we expect to significantly increase the amount of cash flow generated from operating activities in future periods. Such increased cash flow will positively impact the amount of funds available for dividends.

Sources of Funds

Funds from Operations and Adjusted Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under U.S. GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with U.S. GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of U.S. GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in U.S. GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year,

Appendix I-101

reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and adjusted funds from operations (“AFFO”), as described below, should not be construed to be more relevant or accurate than the current U.S. GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under U.S. GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and AFFO measures and the adjustments to U.S. GAAP in calculating FFO and AFFO.

We consider FFO and AFFO useful indicators of the performance of a REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs in our peer group. Accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. While certain companies may experience significant acquisition activity, other companies may not have significant acquisition activity and management believes that excluding costs such as merger and transaction costs and acquisition related costs from property operating results provides useful information to investors and provides information that improves the comparability of operating results with other companies who do not have significant merger or acquisition activities. AFFO is not equivalent to our net income or loss as determined under GAAP, and AFFO may not be a useful measure of the impact of long-term operating performance if we continue to have such activities in the future.

We exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. These items include unrealized gains and losses, which may not ultimately be realized, such as gains or losses on derivative instruments, gains or losses on contingent valuation rights, gains and losses on investments and early extinguishment of debt. In addition, by excluding non-cash income and expense items such as amortization of above and below market leases, amortization of deferred financing costs, straight-line rent and non-cash equity compensation from AFFO we believe we provide useful information regarding income and expense items which have no cash impact and do not provide liquidity to the company or require capital resources of the company. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our ongoing operating performance without the impacts of transactions that are not related to the ongoing profitability of our portfolio of properties. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies that are not as involved activities which are excluded from our calculation. Investors are cautioned that AFFO should only be used to assess the sustainability of our operating performance excluding these activities, as it excludes certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

In addition, we exclude certain interest expenses related to securities that are convertible to common stock as the shares are assumed to have converted to common stock in our calculation of weighted average common shares-fully diluted.

Appendix I-102

In calculating AFFO, we exclude expenses, which under GAAP are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued merger and acquisition fees and certain other expenses negatively impact our operating performance during the period in which expenses are incurred or properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property and certain other expenses. Therefore, AFFO may not be an accurate indicator of our operating performance, especially during periods in which mergers are being consummated or properties are being acquired or certain other expense are being incurred. AFFO that excludes such costs and expenses would only be comparable to companies that did not have such activities. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments as items which are unrealized and may not ultimately be realized. We view both gains and losses from fair value adjustments as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Excluding income and expense items detailed above from our calculation of AFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe AFFO provides useful supplemental information.

As a result, we believe that the use of FFO and AFFO, together with the required U.S. GAAP presentations, provide a more complete understanding of our performance relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO and AFFO are non-GAAP financial measures and do not represent net income as defined by U.S. GAAP. FFO and AFFO do not represent cash flows from operations as defined by U.S. GAAP, are not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as alternatives to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Other REITs may not define FFO in accordance with the current NAREIT definition (as we do) or may interpret the current NAREIT definition differently than we do and/or calculate AFFO differently than we do. Consequently, our presentation of FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs.

The below table reflects the items deducted or added to net loss in our calculation of FFO and AFFO for the three and nine months ended September 30, 2013 and 2012 (amounts in thousands). Amounts are presented net of any non-controlling interest effect where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net loss attributable to stockholders (in accordance with U.S. GAAP)	$(59,063)	$(12,690)	$(248,676)	$(24,788)
(Gain) loss on held for sale properties	—	47	(14)	452
Depreciation and amortization	39,382	11,632	92,211	22,161
FFO	(19,681)	(1,011)	(156,479)	(2,175)
Acquisition related	1,235	14,636	21,961	27,235
Merger and other transaction costs	3,791	—	146,240	20
Loss on contingent valuation rights	38,542	—	69,676	—
Gain on sale of investment securities	—	—	(451)	—
Loss on derivative instruments	99	—	144	—

Appendix I-103

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest on convertible obligation to preferred investors	7,266	—	8,896	—
Interest on convertible debt	1,554	—	1,554	—
Interest premium on settlement of convertible obligation to preferred investors and convertible debt	5,174	—	5,174	—
Amortization of above-market lease	63	—	189	56
Amortization of deferred financing costs	3,505	385	6,914	1,226
Straight-line rent	(2,063)	(581)	(5,038)	(1,147)
Non-cash equity compensation expense	7,180	480	11,510	804
AFFO	$46,665	$13,909	$110,290	$26,019

Capital Markets

The following are our equity offerings and awards of common stock during the nine months ended September 30, 2013 (dollar amounts in millions):

Type of offering	Closing Date	Number of Shares(1)	Gross Proceeds
Registered follow on offering	January 29, 2013	2,070,000	$26.7
ATM	January 1 – September 30, 2013	553,300	8.9
Private placement offering	June 7, 2013	29,411,764	455.0
Conversion of Series A Preferred Stock(2)	August 5, 2013	1,157	—
Total		32,036,221	$490.6

(1)	Excludes 140.7 million shares of common stock that were issued to the stockholders of ARCT III's common stock in conjunction with the ARCT III Merger.
(2)	Represents common shares issued to holders of the Series A Preferred Stock in lieu of unpaid dividends.

On August 1, 2012, we filed a $500 million universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. As of June 30, 2013, we had issued 2.1 million shares of common stock through a registered follow on offering and an ATM offering under the $500 million universal shelf registration statement. No preferred stock, debt or equity-linked security had been issued under the universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests in the OP. As of June 30, 2013, no common stock had been issued under the resale registration statement.

On March 14, 2013, we filed a universal automatic shelf registration statement and achieved well-known seasoned issuer (“WKSI”) status. The Company intends to maintain both the $500.0 million universal shelf registration statement and the WKSI universal automatic shelf registration statement.

In January 2013, we commenced an “at the market” equity offering program (“ATM”) in which we may from time to time offer and sell shares of our common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to our $500.0 million universal shelf registration statement.

In addition to our common stock offerings, on June 7, 2013, the Company issued 28.4 million shares convertible preferred stock (the “Series C Convertible Preferred Stock”) for gross proceeds of $445.0 million. See Note 8 Other Long Term Debt in the consolidated financial statements for a description of the conversion features of the Series C Convertible Preferred Stock.

Appendix I-104

Availability of Funds from Revolving Credit Facilities

We and our OP are parties to a credit facility with Wells Fargo, National Association (the “Credit Facility”), as administrative agent and other lenders party thereto.

At September 30, 2013, the Credit Facility has commitments of $1.7 billion. The Credit Facility has an accordion feature, which, if exercised in full, would allow the us to increase borrowings under the Credit Facility to $2.5 billion, subject to additional lender commitments and borrowing base availability.

At September 30, 2013, the Credit Facility contains a $940.0 million term loan facility and a $760.0 million revolving credit facility. Loans under the Credit Facility are priced at the applicable rate (at the our election, either a floating interest rate based on one month LIBOR, determined on a daily basis) plus 1.60% to 2.20%, or a prime-based interest rate, based upon our current leverage. To the extent that we receive an investment grade credit rating as determined by a major credit rating agency, at our election, advances under the Credit Facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon the our then current investment grade credit rating. We may also make fixed rate borrowings under the Credit Facility.

The Credit Facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the Credit Facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. We have guaranteed the obligations under the Credit Facility. The revolving credit facility will terminate on February 14, 2017, unless extended, to which the term loan facility will terminate on February 14, 2018. We may prepay borrowings under the Credit Facility and, to the extent that borrowings are unused under the revolving credit facility and the term loan facility, we incur an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The Credit Facility also requires us to maintain certain property available for collateral as a condition to funding.

Principal Use of Funds

Acquisitions

Generally, cash needs for property acquisitions will be met through proceeds from the public or private offerings of debt and equity and other financings. We may also from time to time enter into other agreements with third parties whereby third parties will make equity investments in specific properties or groups of properties that we acquire.

Our Manager evaluates potential acquisitions of real estate and real estate-related assets and engages in negotiations with sellers and borrowers on our behalf. Investors and stockholders should be aware that after a purchase contract is executed that contains specific terms the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from equity offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

We expect to finance the aggregate purchase prices of the previously announced mergers and acquisitions discussed in Note 2 — Mergers and Acquisitions in part through the assumption of outstanding indebtedness, and expect to finance the balance of the aggregate purchase prices through a combination of (i) available cash on hand from (a) a portion of the $896.0 million in net proceeds from the sale of shares of ARCP common stock and convertible preferred stock in separate previously disclosed private placement transactions, which transactions were completed on June 7, 2013; (b) a portion of the $310.0 million in net proceeds from the sale of the Notes (c) funds available from the issuance of common stock through the Company's current at-the-market program or any successor program thereto; (d) financing available under the Company's credit facility, where the company has commitments (including revolving and term loans) for total borrowing of up to $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions; (e) financing available under the Barclays commitment to ARCP for $2.175 billion, subject to conditions of the agreement; and (f) additional alternative financing arrangements, as needed, from the issuance of additional common stock, preferred securities or other debt, equity or equity-linked financings; and (ii) any funds available and not otherwise allocated to previously announced acquisitions.

Appendix I-105

Dividends

The amount of dividends payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for dividends, financial condition, capital expenditure requirements, as applicable, and annual dividend requirements needed to qualify and maintain our status as a REIT under the Code. Operating cash flows are expected to increase as additional properties are acquired in our investment portfolio.

We, our board of directors and Manager share a similar philosophy with respect to paying our dividends. The dividends should principally be derived from cash flows generated from real estate operations. In order to improve our operating cash flows and our ability to pay dividends from operating cash flows, our Manager has in the past agreed to waive certain fees including asset management and incentive fees. Our Manager will determine if a portion or all of such fees will be waived in subsequent periods on a quarter-to-quarter basis. Base asset management fees waived during the three and nine months ended September 30, 2013 were $2.0 million and $6.1 million, respectively. Property management and leasing fees of $0.8 million were waived during the nine months ended September 30, 2013; there were no property management and leasing fees during the three months ended September 30, 2013. The fees that were waived relating to the activity are not deferrals and accordingly, will not be paid. Because our Manager waived certain fees that we owed, cash flow from operations that would have been used to pay such fees to our Manager was available to pay dividends to our stockholders. See Note 14 — Related Party Transactions and Arrangements in the consolidated financial statements within this report for further information on fees paid to and forgiven by our Manager.

The management agreement with our Manager provides for payment of the asset management fee. Our Manager will waive such portion of its management fee that, when added to our AFFO, without regard to the waiver of the management fee, would increase our AFFO so that it equals the dividends declared by us for the prior six months. For purposes of this determination, AFFO is FFO (as defined by NAREIT), adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO; and (iii) include impairments of real estate related investments, if any (including properties, loans receivable and equity and debt investments) which are deducted in computing FFO. Our Manager will determine if such fees will be partially or fully waived in subsequent periods on a quarter-to-quarter basis.

In addition, pursuant to our administrative support agreement with our Sponsor, our Sponsor had agreed to pay or reimburse us for certain of our general and administrative costs to the extent that the amount of our dividends declared until September 6, 2012, which was one year following the closing of our IPO, exceeded the amount of our AFFO in order that such dividends do not exceed the amount of our AFFO, computed without regard to such general and administrative costs paid for, or reimbursed, by our Sponsor.

As our real estate portfolio matures, we expect cash flows from operations to cover our dividends. As the cash flows from operations become more significant, our Manager may discontinue its past practice of forgiving fees and may charge the entire fee in accordance with the agreement with our Manager. There can be no assurance that our Manager will continue to waive earned asset management or incentive fees in the future.

Appendix I-106

The following table shows the sources for the payment of dividends to common stockholders for the three and nine months ended September 30, 2013 (dollars in thousands):

	Three Months Ended March 31, 2013		Three Months Ended June 30, 2013		Three Months Ended September 30, 2013		Nine Months Ended September 30, 2013
	Dividends	% of Dividends	Dividends	% of Dividends	Dividends	% of Dividends	Dividends	% of Dividends
Dividends:
Distributions paid in cash	$27,409		$37,088		$42,054		$106,551
Distributions reinvested	4,895		—		—		4,895
	$32,304		$37,088		$42,054		$111,446
Source of dividends:
Cash flows provided by operations	$—	0.0%	$5,674	15.3%	$16,294	38.7%	$21,968	19.7%
Proceeds from financing activities	27,409	84.8%	31,414	84.7%	25,760	61.3%	$84,583	75.9%
Common stock issued under the DRIP	4,895	15.2%	—	0.0%	—	0.0%	$4,895	4.4%
Total sources of dividends	$32,304	100.0%	$37,088	100.0%	$42,054	100.0%	$111,446	100.0%
Net loss attributable to stockholders (in accordance with U.S. GAAP)	$(137,934)		$(51,679)		$(59,063)		$(248,676)

Loan Obligations

At September 30, 2013, our leverage ratio (net debt, excluding debt convertible to common stock, divided by enterprise value) was 25.4%.

The payment terms of our loan obligations vary. In general, only interest amounts are payable monthly with all unpaid principal and interest due at maturity. Some of our loan agreements stipulate that we comply with specific reporting and financial covenants mainly related to debt coverage ratios and loan to value ratios. Each loan that has these requirements has specific ratio thresholds that must be met. As of September 30, 2013 we were in compliance with the debt covenants under our loan agreements.

As of September 30, 2013, we had non-recourse mortgage indebtedness of $269.9 million which was collateralized by 165 properties. Our mortgage indebtedness bore interest at weighted average rate of 4.25% per annum and had a weighted average maturity of 4.68 years. We may in the future incur additional mortgage debt on the properties we currently own or use long-term non-recourse financing to acquire additional properties in the future.

As of September 30, 2013, there was $600.0 million outstanding on the Credit Facility, which bore a floating interest rate of 1.93%. $515.0 million of the Credit Facility's floating base interest rate is fixed through the use of derivative instruments. Including the spread, which can vary based on our leverage, interest on this portion was 2.782% at September 30, 2013. At September 30, 2013, there was up to $1.9 billion available to us for future borrowings, subject to certain conditions including borrowing base availability.

On July 29, 2013, we issued $300.0 million of 3.00% Convertible Senior Notes (“Notes”) due 2018 in an underwritten public offering and issued an additional $10.0 million of Notes on August 1, 2013. The Notes will mature on August 1, 2018. The Notes may be converted into cash, common stock or a combination thereof in limited circumstances prior to February 1, 2018 and may be converted into such consideration at any time on or after February 1, 2018.

Our loan obligations require the maintenance of financial covenants, as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. At September 30, 2013 and 2012, the Company was in compliance with the debt covenants under all of our loan obligations.
Appendix I-107

Convertible Senior Note Offering

On July 29, 2013, the Company issued $300.0 million of 3.00% Convertible Senior Notes (“Notes”) due in 2018 in an underwritten public offering. The Notes will mature on August 1, 2018. The Notes may be converted into cash, common stock or a combination thereof in limited circumstances prior to February 1, 2018 and may be converted at any time into such consideration on or after February 1, 2018. Additionally, the underwriters have a 30-day option to purchase up to an additional $30.0 million of Notes. To date, $10.0 million of the over allotment option has been exercised. The Company intends to use the net proceeds of the offering (a) to repay outstanding indebtedness under its existing senior secured revolving credit facility (which will increase the availability of funds under such credit facility) and (b) for other general corporate purposes which includes investing in properties in accordance with its investment objectives.

Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2013 (in thousands):

	Total	October 1, 2013 – December 31, 2013	2014 – 2015	2016 – 2017	Thereafter
Principal payments due on mortgage notes payable	$269,891	$47	$13,956	$186,588	$69,300
Interest payments due on mortgage notes payable	59,552	3,849	22,689	16,592	16,422
Principal payments due on senior corporate credit facility	600,000	—	—	—	600,000
Interest payments due on senior corporate credit facility	70,384	4,022	32,176	32,176	2,010
Principal payments due on convertible debt	310,000	—	—	—	310,000
Interest payments due on convertible debt	40,384	2,344	18,600	18,625	815
Principal obligation to Series C Convertible Preferred stockholders	445,000	445,000	—	—	—
Interest payments due on obligation to Series C Convertible Preferred Stock	8,149	8,149	—	—	—
Contingent value rights obligation to preferred and common investors, at fair value	49,314	49,314	—	—	—
Payments due on lease obligations	9,948	261	1,463	1,470	6,754
Total	$1,862,622	$512,986	$88,884	$255,451	$1,005,301

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the taxable year ended December 31, 2011. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income. We believe we are organized and operating in such a manner as to qualify to be taxed as a REIT for the taxable year ending December 31, 2013.

Appendix I-108

Inflation

We may be adversely impacted by inflation on any leases that do not contain indexed escalation provisions. In addition, our net leases may require the tenant to pay its allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates, whereby we pay or have paid in the past certain fees or reimbursements to our Sponsor, our Manager or their affiliates for acquisition fees and expenses, organization and offering costs, asset management fees and reimbursement of operating costs and have in the past paid sales commissions and dealer manager fees. See Note 14 — Related Party Transactions and Arrangements in our financial statements included in this report for a discussion of the various related-party transactions, agreements and fees.

In addition, the partnership agreement of the OP provides for the special allocation, solely for tax purposes, of excess depreciation deductions of up to $10.0 million to ARC Real Estate Partners, LLC, a limited partner of the OP. In connection with this special allocation, ARC Real Estate Partners, LLC has agreed to restore a deficit balance in its capital account in the event of a liquidation of the OP and has agreed to provide a guaranty or indemnity of indebtedness of the OP. ARC Real Estate Partners, LLC is directly or indirectly controlled by certain officers and directors of ARCP.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Appendix I-109

APPENDIX II

Cole Real Estate Investments, Inc. Financial Statements

Cole Credit Property Trust III, Inc.
Report of Independent Registered Public Accounting Firm	Appendix II-2
Consolidated Balance Sheets as of December 31, 2012 and 2011	Appendix II-3
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	Appendix II-4
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2011 and 2010	Appendix II-5
Consolidated Statements of Equity for the Years Ended December 31, 2012, 2011 and 2010.	Appendix II-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	Appendix II-7
Notes to Consolidated Financial Statements	Appendix II-8
Cole Real Estate Investments, Inc.
Condensed Consolidated Unaudited Balance Sheets as of September 30, 2013 and December 31, 2012	Appendix II-65
Condensed Consolidated Unaudited Statements of Operations for the three and nine months ended September 30, 2013 and 2012	Appendix II-66
Condensed Consolidated Unaudited Statements of Comprehensive Income for the three and nine months ended September 30, 2013 and 2012	Appendix II-67
Condensed Consolidated Unaudited Statements of Equity for the nine months ended September 30, 2013 and 2012	Appendix II-68
Condensed Consolidated Unaudited Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	Appendix II-69
Notes to Condensed Consolidated Unaudited Financial Statements	Appendix II-70
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix II-115

Appendix II-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Credit Property Trust III, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Cole Credit Property Trust III, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Credit Property Trust III, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 28, 2013

Appendix II-2

COLE CREDIT PROPERTY TRUST III, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS
Investment in real estate assets:
Land	$1,490,843	$1,165,274
Buildings and improvements, less accumulated depreciation of $187,870 and $99,055, respectively	4,222,363	3,275,989
Acquired intangible lease assets, less accumulated amortization of $122,258 and $61,830, respectively	860,963	682,816
Total investment in real estate assets, net	6,574,169	5,124,079
Investment in notes receivable, net	90,358	64,683
Investment in marketable securities	51,103	41,750
Investment in marketable securities pledged as collateral	266,098	72,379
Investment in unconsolidated joint ventures	96,785	21,543
Total investment in real estate and related assets, net	7,078,513	5,324,434
Assets related to real estate held for sale, net	15,485	15,836
Cash and cash equivalents	192,504	216,353
Restricted cash	18,444	17,540
Rents and tenant receivables, less allowance for doubtful accounts of $337 and $202, respectively	79,760	60,712
Prepaid expenses and other assets	11,790	11,584
Deferred financing costs, less accumulated amortization of $23,105 and $11,305, respectively	57,229	51,109
Total assets	$7,453,725	$5,697,568
LIABILITIES AND EQUITY
Notes payable and other borrowings	$3,292,048	$2,373,984
Accounts payable and accrued expenses	42,756	33,815
Escrowed investor proceeds	—	1,930
Due to affiliates	4,525	4,847
Acquired below market lease intangibles, less accumulated amortization of $16,389 and $8,782, respectively	113,607	93,050
Distributions payable	26,399	20,858
Derivative liabilities, deferred rent and other liabilities	56,980	50,720
Total liabilities	3,536,315	2,579,204
Commitments and contingencies
Redeemable common stock	234,578	134,101
EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 990,000,000 shares authorized, 479,547,099 and 385,236,590 shares issued and outstanding, respectively	4,795	3,852
Capital in excess of par value	4,068,015	3,322,924
Accumulated distributions in excess of earnings	(416,886)	(319,031)
Accumulated other comprehensive income (loss)	23,101	(24,757)
Total stockholders’ equity	3,679,025	2,982,988
Noncontrolling interests	3,807	1,275
Total equity	3,682,832	2,984,263
Total liabilities and equity	$7,453,725	$5,697,568

The accompanying notes are an integral part of these consolidated financial statements.

Appendix II-3

COLE CREDIT PROPERTY TRUST III, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2012	2011	2010
Revenues:
Rental and other property income	$471,333	$294,511	$108,509
Tenant reimbursement income	44,541	21,564	6,101
Interest income on notes receivable	6,573	5,473	3,628
Interest income on marketable securities	20,495	2,432	—
Total revenue	542,942	323,980	118,238
Expenses:
General and administrative expenses	14,915	10,155	5,905
Property operating expenses	49,278	24,045	6,916
Property and asset management expenses	46,364	27,225	10,378
Acquisition related expenses	63,892	59,433	50,096
Depreciation	103,719	61,198	20,460
Amortization	55,890	33,057	12,007
Total operating expenses	334,058	215,113	105,762
Operating income	208,884	108,867	12,476
Other income (expense):
Equity in income (loss) of unconsolidated joint ventures	2,183	1,475	(206)
Other income	4,446	344	1,277
Gain on sale of marketable securities	12,455	—	—
Interest expense	(140,113)	(78,968)	(22,969)
Total other expense	(121,029)	(77,149)	(21,898)
Income (loss) from continuing operations	87,855	31,718	(9,422)
Discontinued operations
Income from discontinued operations	7,126	14,053	2,819
Gain on sale of real estate assets	108,457	—	—
Total income from discontinued operations	115,583	14,053	2,819
Net income (loss)	203,438	45,771	(6,603)
Net income (loss) allocated to noncontrolling interests	100	475	(310)
Net income (loss) attributable to the Company	$203,338	$45,296	$(6,293)
Weighted average number of common shares outstanding:
Basic and diluted	463,216,187	309,363,838	174,764,966
Income (loss) from continuing operations per common share:
Basic and diluted	$0.19	$0.10	$(0.05)
Total income from discontinued operations per common share:
Basic and diluted	$0.25	$0.05	$0.02
Net income (loss) attributable to the Company per common share:
Basic and diluted	$0.44	$0.15	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

Appendix II-4

COLE CREDIT PROPERTY TRUST III, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$203,438	$45,771	$(6,603)
Other comprehensive income (loss):
Unrealized gain on marketable securities	53,664	1,335	—
Reclassification of previous unrealized gain on marketable securities into net income	(8,852)	—	—
Unrealized loss on interest rate swaps	(6,217)	(18,904)	(7,053)
Reclassification of previous unrealized loss on interest rate swaps into net income	9,263	—	—
Total other comprehensive income (loss)	47,858	(17,569)	(7,053)
Total comprehensive income (loss)	251,296	28,202	(13,656)
Comprehensive income (loss) attributable to noncontrolling interest	100	475	(310)
Total comprehensive income (loss) attributable to the Company	$251,196	$27,727	$(13,346)

The accompanying notes are an integral part of these consolidated financial statements.

Appendix II-5

COLE CREDIT PROPERTY TRUST III, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(in thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Gain	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, January 1, 2010	98,002,392	$980	$865,617	$(34,999)	$(135)	$831,463	$—	$831,463
Issuance of common stock	151,272,210	1,513	1,505,839	—	—	1,507,352	—	1,507,352
Contributions from noncontrolling interests	—	—	—	—	—	—	681	681
Distributions to investors	—	—	—	(121,748)	—	(121,748)	—	(121,748)
Commissions on stock sales and related dealer manager fees	—	—	(127,753)	—	—	(127,753)	—	(127,753)
Other offering costs	—	—	(14,013)	—	—	(14,013)	—	(14,013)
Redemptions of common stock	(1,204,238)	(12)	(11,646)	—	—	(11,658)	—	(11,658)
Changes in redeemable common stock	—	—	(53,516)	—	—	(53,516)	—	(53,516)
Comprehensive loss	—	—	—	(6,293)	(7,053)	(13,346)	(310)	(13,656)
Balance, December 31, 2010	248,070,364	2,481	2,164,528	(163,040)	(7,188)	1,996,781	371	1,997,152
Issuance of common stock	141,490,293	1,414	1,405,275	—	—	1,406,689	—	1,406,689
Contributions from noncontrolling interests	—	—	—	—	—	—	481	481
Distributions to noncontrolling interests	—	—	—	—	—	—	(52)	(52)
Distributions to investors	—	—	—	(201,287)	—	(201,287)	—	(201,287)
Commissions on stock sales and related dealer manager fees	—	—	(114,550)	—	—	(114,550)	—	(114,550)
Other offering costs	—	—	(21,572)	—	—	(21,572)	—	(21,572)
Redemptions of common stock	(4,324,067)	(43)	(41,847)	—	—	(41,890)	—	(41,890)
Changes in redeemable common stock	—	—	(68,203)	—	—	(68,203)	—	(68,203)
Purchase of investment from noncontrolling interest	—	—	(707)	—	—	(707)	—	(707)
Comprehensive income (loss)	—	—	—	45,296	(17,569)	27,727	475	28,202
Balance, December 31, 2011	385,236,590	3,852	3,322,924	(319,031)	(24,757)	2,982,988	1,275	2,984,263
Issuance of common stock	101,309,317	1,013	1,000,935	—	—	1,001,948	—	1,001,948
Contributions from noncontrolling interests	—	—	—	—	—	—	2,938	2,938
Distributions to noncontrolling interests	—	—	—	—	—	—	(506)	(506)
Distributions to investors	—	—	—	(301,193)	—	(301,193)	—	(301,193)
Commissions on stock sales and related dealer manager fees	—	—	(72,926)	—	—	(72,926)	—	(72,926)
Other offering costs	—	—	(13,188)	—	—	(13,188)	—	(13,188)
Redemptions of common stock	(6,998,808)	(70)	(68,532)	—	—	(68,602)	—	(68,602)
Changes in redeemable common stock	—	—	(100,477)	—	—	(100,477)	—	(100,477)
Purchase of investment from noncontrolling interest	—	—	(721)	—	—	(721)	—	(721)
Comprehensive income	—	—	—	203,338	47,858	251,196	100	251,296
Balance, December 31, 2012	479,547,099	$4,795	$4,068,015	$(416,886)	$23,101	$3,679,025	$3,807	$3,682,832

The accompanying notes are an integral part of these consolidated financial statements.

Appendix II-6

COLE CREDIT PROPERTY TRUST III, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$203,438	$45,771	$(6,603)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	110,533	70,823	25,720
Amortization of lease intangibles and deferred financing costs, net	74,869	46,253	16,478
Accretion of marketable securities and notes receivable, net	(4,280)	(1,788)	(642)
Bad debt expense	309	213	97
Equity in (income) loss of unconsolidated joint ventures	(2,183)	(1,475)	206
Return on investment from unconsolidated joint ventures	2,183	1,475	946
Gain on sale and condemnation of real estate assets	(109,121)	—	(34)
Gain on sale of marketable securities	(12,455)	—	—
Changes in assets and liabilities:
Rents and tenant receivables	(31,184)	(36,421)	(21,760)
Prepaid expenses and other assets	(4,537)	(3,766)	(1,717)
Accounts payable and accrued expenses	3,832	10,769	11,228
Deferred rent and other liabilities	10,310	10,535	11,643
Due to affiliates	750	3,292	230
Net cash provided by operating activities	242,464	145,681	35,792
Cash flows from investing activities:
Investment in real estate and related assets	(2,335,620)	(2,342,527)	(2,329,385)
Return of investment and repayment of advance from unconsolidated joint ventures	22,748	1,148	—
Principal repayments from notes receivable	864	276	—
Proceeds from sale and condemnation of real estate assets	536,113	18	44
Proceeds from sale of marketable securities	63,422	—	—
Payment of property escrow deposits	(48,407)	(43,050)	(40,653)
Refund of property escrow deposits	53,096	38,875	40,150
Change in restricted cash	(904)	(5,417)	(10,932)
Net cash used in investing activities	(1,708,688)	(2,350,677)	(2,340,776)
Cash flows from financing activities:
Proceeds from issuance of common stock	832,869	1,296,596	1,442,178
Offering costs on issuance of common stock	(87,195)	(135,362)	(141,935)
Redemptions of common stock	(68,602)	(41,890)	(11,658)
Distributions to investors	(126,573)	(84,784)	(47,439)
Proceeds from notes payable and other borrowings	2,025,253	1,547,220	922,392
Repayment of notes payable and other borrowings	(1,107,062)	(239,401)	(1,136)
Payment of loan deposits	(5,463)	(6,704)	(14,676)
Refund of loan deposits	6,653	6,234	14,642
Payment on earnout liabilities	(7,429)	—	—
Change in escrowed investor proceeds liability	(1,930)	1,482	(673)
Deferred financing costs paid	(20,578)	(32,413)	(26,167)
Contributions from noncontrolling interests	2,938	481	681
Distributions to noncontrolling interests	(506)	(52)	—
Net cash provided by financing activities	1,442,375	2,311,407	2,136,209
Net (decrease) increase in cash and cash equivalents	(23,849)	106,411	(168,775)
Cash and cash equivalents, beginning of year	216,353	109,942	278,717
Cash and cash equivalents, end of year	$192,504	$216,353	$109,942

The accompanying notes are an integral part of these consolidated financial statements.

Appendix II-7

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which has elected to be taxed, and currently qualifies, as a real estate investment trust (“REIT”) for federal income tax purposes. Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns a 99.99% partnership interest in, CCPT III OP. Cole REIT Advisors III, LLC (“CR III Advisors”), the advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.

As of December 31, 2012, the Company owned 1,014 properties, comprising 43.1 million rentable square feet of single and multi-tenant retail and commercial space located in 47 states, which include properties owned through consolidated joint venture arrangements. As of December 31, 2012, the rentable space at these properties was 99% leased. As of December 31, 2012, the Company also owned 29 commercial mortgage backed securities (“CMBS”) and three notes receivable. In addition, through unconsolidated joint venture arrangements, as of December 31, 2012, the Company had interests in 12 properties comprising 2.3 million rentable square feet of commercial and retail space.

The Company ceased offering shares of common stock in its initial primary offering (the “Initial Offering”) on October 1, 2010. At the completion of the Initial Offering, a total of approximately 217.5 million shares of common stock had been issued, including approximately 211.6 million shares issued in the primary offering and approximately 5.9 million shares issued pursuant to a distribution reinvestment plan (the “DRIP”). The remaining 32.5 million unsold shares in the Initial Offering were deregistered.

The Company ceased offering shares of its common stock pursuant to a follow-on offering of up to 275.0 million shares (the “Follow-on Offering”) on April 27, 2012. At the completion of the Follow-on Offering, a total of approximately 262.2 million shares of common stock had been issued, including approximately 242.9 million shares issued in the primary offering and approximately 19.3 million shares issued pursuant to the DRIP. The remaining 12.8 million unsold shares in the Follow-on Offering were deregistered.

In addition, the Company registered 75.0 million shares of common stock under the DRIP pursuant to a registration statement filed on Form S-3 (the “DRIP Offering” and collectively with the Initial Offering and Follow-on Offering, the “Offerings”), which was filed with the SEC on March 14, 2012 and automatically became effective with the SEC upon filing. The Company will continue to issue shares of common stock under the DRIP Offering until such time as the Company’s shares are listed on a national securities exchange or the DRIP Offering is otherwise terminated by the Company’s board of directors.

As of December 31, 2012, the Company had issued approximately 492.1 million shares of its common stock in the Offerings, including approximately 12.4 million shares issued in the DRIP Offering. The Company had aggregate gross proceeds from the Offerings of $4.9 billion (including shares sold pursuant to the Company’s DRIP) as of December 31, 2012, before share redemptions of $122.4 million and offering costs, selling commissions and dealer management fees of $463.2 million.

On March 5, 2013, the Company, Cole Holdings Corporation (“Holdings”), an Arizona corporation that is the parent company and indirect owner of the Company’s advisor and is wholly owned by Christopher H. Cole, the chairman of the board of directors, chief executive officer and president of the Company (the “Holdings Stockholder”), CREInvestments, LLC, a Maryland limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), and the Holdings Stockholder entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Holdings with and into Merger Sub (the “Merger”), with Merger Sub surviving and continuing its existence under the laws of the state of Maryland as a wholly owned subsidiary of the Company. Upon consummation of the Merger, the Company intends to list its shares of common stock on the New York Stock Exchange. Refer to Note 2 for further discussion regarding the Merger.

Appendix II-8

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — MERGER AGREEMENT

A special committee of independent directors of the Company unanimously recommended the Merger and the board of directors of the Company (the “Board”) unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, the outstanding shares of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”) will be converted into the right to receive upfront consideration from the Company of $20.0 million in cash, subject to adjustment, and 10,711,225 newly-issued shares of common stock of the Company (the “Upfront Stock Consideration”). The Merger Agreement also includes the following contingent amounts to be paid by the Company: (i) upon a listing of the Company’s common stock on the New York Stock Exchange (“NYSE”), 2,142,245 newly-issued shares of the Company’s common stock will be payable to the Holdings Stockholder (the “Listing Consideration”), and (ii) additional shares of the Company’s common stock are potentially payable in 2017 as an “earn-out” contingent upon the acquired business’ demonstrated financial success based on two criteria: (a) the acquired business generating Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) above a minimum threshold and (b) the Company’s stock performance relative to its peer group (the “Earnout Consideration”). The Upfront Stock Consideration and the Listing Consideration are subject to a three-year lockup with approximately one-third of the shares released each year. The stock consideration payable in 2017 is subject to a lockup until December 31, 2017. Additionally, pursuant to the terms of the Company’s advisory agreement with its current advisor, Holdings may receive an additional amount of the Company’s common stock based on the average closing price over a period of 30 consecutive trading days beginning 180 days after the Company’s shares of common stock are listed; however, Holdings has agreed, as part of the transaction, to a 25% reduction from the amount payable under the advisory agreement as a result of a listing of the Company’s common stock, if any. Other executives of Holdings would receive a portion of the consideration to be paid in connection with the Merger pursuant to certain bonus arrangements.

The Merger Agreement contains customary representations, warranties, covenants and agreements of Holdings, the Holdings Stockholder, the Company and Merger Sub. The consummation of the Merger is subject to various conditions for the benefit of the Company and Merger Sub, on the one hand, or Holdings and the Holdings Stockholder, on the other hand, or for all parties’ benefit, as applicable, including, among others, (i) the absence of any law or order prohibiting the consummation of the Merger, (ii) certain consents, approvals, permits and authorizations having been obtained, (iii) receipt of certain regulatory approvals, (iv) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of each party thereto, (v) compliance by each party with its covenants and agreements under the Merger Agreement in all material respects, (vi) no event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or Holdings, (vii) the delivery of certain opinions of counsel related to the qualification of the Merger as a “reorganization” for tax purposes and the qualification of the Company as a real estate investment trust, and (viii) no pending litigation challenging the Merger which, if determined adversely to the Company, Holdings or the Holdings Stockholder, would be, or would be reasonably likely to be, material to (a) the combined business of the Company, Holdings and their subsidiaries and as a result of which the Company’s special committee of the Board has determined that the Merger and the other transactions contemplated by the Merger Agreement are no longer in the best interests of the Company’s stockholders or (b) the Holdings Stockholder and as a result of which the Holdings Stockholder has determined that the Merger and the other transactions contemplated by the Merger Agreement are no longer in the best interests of the Holdings Stockholder.

Appendix II-9

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — MERGER AGREEMENT  – (continued)

The Merger Agreement contains certain termination rights for both the Company and Holdings, including the right to terminate the Merger Agreement if the Merger is not consummated on or before June 30, 2013 and if the requisite regulatory approvals are not obtained. The Holdings Stockholder has also agreed, subject to certain limitations, to indemnify the Company with respect to certain representations and warranties regarding Holdings and other matters.

If the Merger is completed, the Company and the Holdings Stockholder will enter into a customary escrow agreement pursuant to which approximately one-third of the Upfront Stock Consideration will be escrowed, in part to satisfy the Holding Stockholder’s indemnity obligations. If listing occurs during the first year after closing, one-third of the Listing Consideration will be added to the escrowed shares, subject to the same escrow terms.

At the closing of the Merger, the Company would enter into a registration rights agreement pursuant to which the Company will agree to customary demand and piggyback registration rights with respect to the shares of the Company’s common stock issued pursuant to the Merger Agreement.

As of December 31, 2012, the Company had incurred $3.5 million for legal, consulting and other expenses related to the Merger, which is included in acquisition related expenses in the consolidated statements of operations. Subsequent to December 31, 2012, the Company has incurred $11.1 million of such Merger expenses.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and consolidated joint venture arrangements in which the Company has controlling financial interests. The portions of the consolidated joint venture arrangements not owned by the Company were presented as noncontrolling interests as of and during the period consolidated. All intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified in the consolidated balance sheets and statements of operations to conform with the current year presentation of real estate assets held for sale and discontinued operations.

The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). A VIE is broadly defined as an entity where either (1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.

A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, its form of ownership interest, its

Appendix II-10

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

representation on the entity’s governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity.

The Company continually evaluates the need to consolidate joint ventures based on standards set forth in GAAP. In determining whether the Company has a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, power to make decisions and contractual and substantive participating rights of the partners/members as well as whether the entity is a VIE for which the Company is the primary beneficiary. As of December 31, 2012, the Company consolidated the accounts of three joint ventures (the “Consolidated Joint Ventures”), which held real estate assets with an aggregate book value of $55.0 million.

In addition, the Company evaluates its investments in marketable securities to determine if they represent variable interests in VIEs. As of December 31, 2012, the Company determined that investments in marketable securities are variable interests in VIEs, of which the Company is not the primary beneficiary because it does not have the ability to direct the activities of the VIEs that most significantly impact each entity’s economic performance. The Company’s maximum exposure to loss from these investments does not exceed their aggregate amortized cost basis of $271.1 million.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in and Valuation of Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance are expensed as incurred.

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined

Appendix II-11

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2012, 2011, and 2010.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate assets.

When a real estate asset is identified by the Company as held for sale, the Company ceases depreciation and amortization of the assets related to the property and estimates the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs.

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and

Appendix II-12

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.

Discontinued Operations

Upon the disposal of a real estate asset or the determination of a real estate asset as being held for sale, the Company determines if the asset disposed of is considered a component of the Company. A component is comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the rest of the Company. If the asset is considered a component of the Company, the results of operations and gains or losses on the sale of the component are required to be presented in discontinued operations if both of the following criteria are met: (1) the operations and cash flows of the asset have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (2) the Company will not have any significant continuing involvement in the operations of the asset after the disposal transaction. Also, the prior period results of operations for the asset are reclassified and presented in discontinued operations in the prior consolidated statements of operations.

Sale of Real Estate Assets

Gains on the sale of real estate assets are generally recognized by the full accrual method when the following criteria are met: (1) the gain is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (2) the earnings process is virtually complete, that is, the Company is not obligated to perform significant activities after the sale to earn the gain.

Investment in Notes Receivable

Notes receivable consist of loans acquired by the Company, which are secured by real estate properties. Notes receivable are recorded at stated principal amounts net of any discount or premium and deferred loan origination costs or fees. The related discounts or premiums are accreted or amortized over the life of the related note receivable. The Company defers certain loan origination and commitment fees and amortizes them as an adjustment of yield over the term of the related note receivable. The related accretion of discounts and/or amortization of premiums and origination costs are recorded in interest income on notes receivable. The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. A note receivable is considered to be impaired, when based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a note receivable is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future

Appendix II-13

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

cash flows at the note receivable’s effective interest rate or to the value of the underlying collateral if the note receivable is collateral dependent. Interest income on performing notes receivable is accrued as earned. Interest income on impaired notes receivable is recognized on a cash basis. Evaluating notes receivable for potential impairment can require management to exercise significant judgments. No impairment losses or allowances were recorded related to notes receivable for the years ended December 31, 2012, 2011 and 2010.

Investment in Marketable Securities

Investments in marketable securities consist of investments in CMBS, including those pledged as collateral. The Company classifies its investments as available-for-sale because although the Company does not actively trade these securities, the Company may sell them prior to their maturity. These investments are carried at estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss). The Company uses estimated non-binding quoted market prices from the trading desks of financial institutions that are dealers in such securities, where available, for similar CMBS tranches that actively participate in the CMBS market and industry benchmarks, such as Trepp’s CMBS Analytics, where applicable. Market conditions, such as interest rates, liquidity, trading activity and credit spreads may cause significant variability to the received quotes. If the Company is unable to obtain quotes or if the Company believes the quotes received are inaccurate, the Company would estimate fair value using internal models that primarily consider Trepp’s CMBS Analytics, expected cash flows, known and expected defaults and rating agency reports. Changes in market conditions could result in a significant increase or decrease in the recorded amount of the securities. Significant judgment is involved in valuations and different judgments and assumptions used in management’s valuation could result in alternative valuations. If there are significant disruptions to the financial markets, the Company’s estimates of fair value may have significant volatility. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis.

The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.

Accretion of discounts on the CMBS is recognized based on the effective yield method and is recorded in the accompanying consolidated statements of operations in interest income on marketable securities. The effective yield on these CMBS is based on the projected cash flows from each security, which are estimated based on the Company’s observation of current information and events and include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. The Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of principal, and prepayments of principal. Therefore actual maturities of the securities may be shorter than stated contractual maturities.

Appendix II-14

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.

Restricted Cash and Escrows

Included in restricted cash was $14.0 million and $15.2 million as of December 31, 2012 and 2011, respectively, held by lenders in escrow accounts for tenant and capital improvements, leasing commissions, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Also included in restricted cash was $4.4 million and $387,000 held by lenders in a lockbox account, as of December 31, 2012 and 2011, respectively. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. In addition, the Company had escrowed investor proceeds for which shares of common stock had not been issued of $1.9 million in restricted cash as of December 31, 2011. There were no escrowed investor proceeds included in restricted cash as December 31, 2012.

Investment in Unconsolidated Joint Ventures

Investment in unconsolidated joint ventures as of December 31, 2012 consisted of the Company’s interest in seven joint ventures that owned 12 multi-tenant properties (the “Unconsolidated Joint Ventures”). The Company accounts for the Unconsolidated Joint Ventures using the equity method of accounting as the Company has the ability to exercise significant influence, but not control, over operating and financial policies of these investments. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the joint venture’s earnings and distributions. The Company is required to determine whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of its investment in the joint venture. If an event or change in circumstance has occurred, the Company is required to evaluate the joint venture for potential impairment and determine if the carrying amount of its investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying amount is fully recovered. The evaluation of an investment in a joint venture for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions. The use of different judgments and assumptions could result in different conclusions. No impairment indicators were identified and no impairment losses were recorded related to the Unconsolidated Joint Ventures for the years ended December 31, 2012, 2011 or 2010.

Rents and Tenant Receivables

Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Appendix II-15

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Prepaid Expenses

Prepaid expenses include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments, including certain derivative instruments embedded in other contracts, at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. If a note payable is prepaid, any unamortized deferred financing costs related to the note payable would be expensed. Amortization of deferred financing costs, including any write-offs, was $14.1 million, $8.4 million and $2.7 million for the years ended December 31, 2012, 2011 and 2010, respectively, and was recorded in interest expense in the consolidated statements of operations.

Revenue Recognition

Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of determining this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

Income Taxes

The Company qualified and elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company generally is not subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it, among other things, distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Concentration of Credit Risk

As of December 31, 2012, the Company had cash on deposit, including restricted cash, in 12 financial institutions, eight of which had deposits in excess of federally insured levels, totaling $93.0 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash investments to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

Appendix II-16

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

No single tenant accounted for greater than 10% of the Company’s 2012 gross annualized rental revenues. Tenants in the restaurant industry comprised 10% of the Company’s 2012 gross annualized rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of December 31, 2012, 190 of the Company’s properties were located in Texas accounting for 17% of its 2012 gross annualized rental revenues.

Offering and Related Costs

CR III Advisors funds all of the organization and offering costs on the Company’s behalf and is reimbursed for such costs up to 1.5% of gross proceeds from the Offerings, excluding selling commissions and the dealer-manager fee. During the years ended December 31, 2012, 2011 and 2010, the Company recorded $13.2 million, $21.6 million and $14.0 million, respectively, of organization and offering expense reimbursements for services provided by, and costs incurred by, CR III Advisors. The offering costs, which include items such as legal and accounting fees, marketing, personnel and promotional printing costs, are recorded as a reduction of capital in excess of par value along with sales commissions and dealer manager fees of 7% and 2%, respectively. Organization costs are expensed when incurred.

Due to Affiliates

Certain affiliates of the Company’s advisor received, and will continue to receive fees, reimbursements, and compensation in connection with services provided relating to the acquisition, management, financing, leasing and sale of the assets of the Company.

Stockholders’ Equity

As of December 31, 2012 and 2011, the Company was authorized to issue 990.0 million shares of common stock and 10.0 million shares of preferred stock. All shares of such stock have a par value of $0.01 per share. The Company’s board of directors may amend the charter to authorize the issuance of additional shares of capital stock without obtaining stockholder approval.

Redeemable Common Stock

The Company has adopted a share redemption program that permits its stockholders to sell their shares, which is limited to redemptions that can be funded with cumulative net proceeds from the Company’s DRIP and subject to other limitations discussed in Note 17 to these consolidated financial statements. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Changes in the amount of redeemable stock from period to period are recorded as an adjustment to capital in excess of par value.

Earnings (Loss) Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2012, 2011 and 2010.

Reportable Segments

The Company’s operating segment consists of commercial properties, which include activities related to investing in real estate including retail, office and distribution properties and other real estate related assets. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company evaluates operating performance on an overall portfolio level; therefore, the Company’s properties are one reportable segment.

Appendix II-17

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Interest

Interest is charged to interest expense as it accrues, unless the interest relates to loans on properties under development, in which case it is capitalized. During the years ended December 31, 2012, 2011 and 2010, the Company capitalized $299,000, $48,000, and $26,000 respectively, of interest costs relating to the development projects as discussed in Note 5 to these consolidated financial statements.

Distributions Payable and Distribution Policy

In order to maintain its status as a REIT, the Company is required to, among other things, make distributions each taxable year equal to at least 90% of its taxable income, computed without regard to the dividends paid deduction and excluding net capital gains. To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates.

The Company’s board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001776144 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the periods commencing on January 1, 2012 and ending on December 31, 2012. As of December 31, 2012, the Company had distributions payable of $26.4 million.

Repurchase Agreements

In certain circumstances the Company may obtain financing through a repurchase agreement. The Company evaluates the initial transfer of a financial instrument and the related repurchase agreement for sale accounting treatment. In instances where the Company maintains effective control over the transferred securities, the Company accounts for the transaction as a secured borrowing, and accordingly, both the securities and related repurchase agreement payable are recorded separately in the consolidated balance sheets. In instances where the Company does not maintain effective control over the transferred securities, the Company accounts for the transaction as a sale of securities for proceeds consisting of cash and a forward purchase contract.

Recent Accounting Pronouncements

In May 2011, the U.S. Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which converges guidance between GAAP and International Financial Reporting Standards to provide a uniform framework of fair value measurements and requires additional disclosures including quantifiable information about measurements to changes in unobservable inputs for Level 3 fair value measurements. ASU 2011-04 became effective for the Company on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The Company elected to present two separate but consecutive statements herein.

Appendix II-18

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e. interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents and restricted cash — The Company considers the carrying values of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.

Notes receivable — The fair value is estimated by discounting the expected cash flows on the notes at rates at which management believes similar loans would be made as of December 31, 2012 and 2011. The estimated fair value of these notes was $97.3 million and $69.0 million as of December 31, 2012 and 2011, respectively, as compared to the carrying value of $90.4 million and $64.7 million as of December 31, 2012 and 2011, respectively. The fair value of the Company’s notes receivable is estimated using Level 2 inputs.

Notes payable and other borrowings — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of December 31, 2012 and 2011. The estimated fair value of the notes payable and other borrowings was $3.4 billion and $2.4 billion as of December 31, 2012 and 2011, respectively, as compared to the carrying value of $3.3 billion and $2.4 billion as of December 31, 2012 and 2011, respectively. The fair value of the Company’s notes payable and other borrowings is estimated using Level 2 inputs.

Marketable securities — The Company’s marketable securities are carried at fair value and are valued using Level 3 inputs. The Company used estimated non-binding quoted market prices from the trading desks of financial institutions that are dealers in such securities for similar CMBS tranches that actively participate in the CMBS market and industry benchmarks, such as Trepp’s CMBS Analytics. As of December 31, 2012 and 2011, no marketable securities were valued using internal models.

Derivative Instruments — The Company’s derivative instruments represent interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.

Appendix II-19

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — FAIR VALUE MEASUREMENTS  – (continued)

Earnout Agreements — The Company has acquired certain properties subject to earnout provisions obligating the Company to pay additional consideration to the seller contingent on the future leasing and occupancy of vacant space at each property. Earnout payments are based on a predetermined formula and have set time periods regarding the obligation to make the payment as set forth in the respective purchase and sale agreement. If, at the end of the respective time period, certain space has not been leased and occupied, the Company will have no further obligation under the applicable earnout provision. The earnouts are carried at fair value and are valued using Level 3 inputs, including estimated timing and probability of leasing the vacant space, as there is no public market for this item and thus Level 1 and Level 2 inputs are unavailable for an item of this nature. Earnouts are recorded upon acquisition of the related property at their estimated fair value, and any changes to the estimated fair value are reflected in the statements of operations. The estimated fair value of these agreements totaled $5.3 million and $5.5 million as of December 31, 2012 and 2011, respectively, and is included in the accompanying consolidated balance sheets in other liabilities. During the year ended December 31, 2012, the Company recorded additional earnout liabilities with an aggregate estimated fair value of $6.5 million upon purchase of certain properties. In addition, during the year ended December 31, 2012, the Company increased the fair value of the outstanding earnout agreements by $789,000, which is recorded in the accompanying consolidated statements of operations in acquisition related expenses. During the year ended December 31, 2012, the obligations under certain earnout provisions were satisfied and the Company paid $7.4 million to the seller.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of December 31, 2012, there have been no transfers of financial assets or liabilities between levels.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2012 and 2011 (in thousands):

	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$317,201	$—	$—	$317,201
Liabilities:
Interest rate swaps	$(23,046)	$—	$(23,046)	$—
Earnout agreements	(5,339)	—	—	(5,339)
Total liabilities	$(28,385)	$—	$(23,046)	$(5,339)

	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$114,129	$—	$—	$114,129
Liabilities:
Interest rate swaps	$(26,092)	$—	$(26,092)	$—
Earnout agreements	(5,519)	—	—	(5,519)
Total liabilities	$(31,611)	$—	$(26,092)	$(5,519)

Appendix II-20

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — FAIR VALUE MEASUREMENTS  – (continued)

The following table shows a reconciliation of the change in fair value of the Company’s marketable securities with significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012	2011
Balance at beginning of year	$114,129	$—
Total gains or losses
Reclassification of previous unrealized gain on marketable securities into net income	(8,852)	—
Unrealized gain included in other comprehensive income (loss), net	53,664	1,335
Purchases, issuances, settlements, sales and accretion
Purchases	205,986	112,032
Issuances	—	—
Sales	(50,967)	—
Accretion included in earnings, net	3,241	762
Balance at end of year	$317,201	$114,129

NOTE 5 — REAL ESTATE ACQUISITIONS

2012 Property Acquisitions

During the year ended December 31, 2012, the Company acquired interests in 349 commercial properties for an aggregate purchase price of $2.0 billion (the “2012 Acquisitions”). The Company purchased the 2012 Acquisitions with net proceeds from the Follow-on Offering, the DRIP Offering, borrowings and the sale of properties and other investments. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

December 31, 2012
Land	$412,674
Building and improvements	1,330,874
Acquired in-place leases	252,186
Acquired above market leases	38,260
Acquired below market leases	(39,054)
Total purchase price	$1,994,940

The Company recorded revenue for the year ended December 31, 2012 of $81.4 million, respectively, and a net loss for the year ended December 31, 2012 of $25.7 million, respectively, related to the 2012 Acquisitions. The Company expensed $60.4 million of property related acquisition costs for the year ended December 31, 2012.

Appendix II-21

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — REAL ESTATE ACQUISITIONS  – (continued)

The following information summarizes selected financial information of the Company, as if all of the 2012 Acquisitions were completed on January 1, 2011 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2012 and 2011, respectively (in thousands):

	Year Ended December 31,
	2012	2011
Pro forma basis (unaudited):
Revenue	$661,650	$531,356
Net income	$296,683	$45,793

The unaudited pro forma information for the year ended December 31, 2012 was adjusted to exclude $60.4 million of property related acquisition costs recorded during the year ended December 31, 2012. These costs were recognized in the unaudited pro forma information for the year ended December 31, 2011. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2011, nor does it purport to represent the results of future operations.

2012 Investments in Development Projects

During the year ended December 31, 2012, the Company acquired a completed development project for an aggregate purchase price of $7.7 million through the repayment of a construction loan facility and the purchase of the joint venture partner’s noncontrolling interest. The Company also completed the construction of a single tenant office building. Total costs for the construction of the building were $12.2 million. The development of these projects was initiated in 2011, and therefore, these properties are not included in the 2012 Acquisitions.

2012 Investments in Unconsolidated Joint Ventures

During the year ended December 31, 2012, the Company acquired financial interests in two unconsolidated joint venture arrangements for an aggregate investment of $46.5 million. In addition, the Company acquired a $27.7 million financial interest in one of the Consolidated Joint Ventures during the year ended December 31, 2012, whose only assets are interests in three of the Unconsolidated Joint Ventures.

In connection with the acquired interests in the unconsolidated joint venture arrangements discussed above, one of the Unconsolidated Joint Ventures borrowed $17.6 million (the “Advance Note”) from one of the Consolidated Joint Ventures and fully repaid the Advance Note during the year ended December 31, 2012. The Advance Note had a variable interest rate equal to the one-month LIBOR plus 225 basis points. During the year ended December 31, 2012, the Company recorded $107,000 of interest income on the Advance Note. No financing coordination fees were incurred in connection with the Advance Note.

Appendix II-22

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — REAL ESTATE ACQUISITIONS  – (continued)

2011 Property Acquisitions

During the year ended December 31, 2011, the Company acquired interests in 244 commercial properties, including the properties held in two of the Consolidated Joint Ventures, for an aggregate purchase price of $2.2 billion (the “2011 Acquisitions”). The Company purchased the 2011 Acquisitions with net proceeds from the Offerings and through the issuance or assumption of mortgage notes and credit facility borrowings. The Company allocated the purchase price of the 2011 Acquisitions to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

December 31, 2011
Land	$448,728
Building and improvements	1,491,347
Acquired in-place leases	244,776
Acquired above market leases	69,823
Acquired below market leases	(32,402)
Fair value adjustment of assumed notes payable	438
Total purchase price	$2,222,710

The Company recorded revenue for the year ended December 31, 2011 of $84.6 million, respectively, and a net loss for the year ended December 31, 2011 of $16.5 million, respectively, related to the 2011 Acquisitions. The Company expensed $59.4 million of acquisition costs for the year ended December 31, 2011.

The following information summarizes selected financial information of the Company, as if all of the 2011 Acquisitions were completed on January 1, 2010 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2011 and 2010, respectively (in thousands):

	Year Ended December 31,
	2011	2010
Pro forma basis (unaudited):
Revenue	$474,975	$336,716
Net income	$159,743	$34,158

The unaudited pro forma information for the year ended December 31, 2011 was adjusted to exclude $59.4 million of acquisition costs recorded during the year ended December 31, 2011. These costs were recognized in the unaudited pro forma information for the year ended December 31, 2010. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2010, nor does it purport to represent the results of future operations.

2011 Investments in Development Projects

During the year ended December 31, 2011, the Company acquired a completed development project for an aggregate purchase price of $5.9 million through the repayment of a construction loan facility and the purchase of the joint venture partner’s noncontrolling interest. The development of this project was initiated in 2010, and therefore, this property purchase is not included in the 2011 Acquisitions.

In addition, the Company and one of the Consolidated Joint Ventures acquired three land parcels for development of two office facilities and a single tenant commercial property. As of December 31, 2011, the aggregate construction costs incurred of $12.3 million are included in the accompanying December 31, 2011 consolidated balance sheet in building and improvements. The land acquired for an aggregate amount of

Appendix II-23

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — REAL ESTATE ACQUISITIONS  – (continued)

$9.3 million is included in land, and the aggregate construction facility borrowings of $4.6 million are included in notes payable and other borrowings in the accompanying December 31, 2011 consolidated balance sheet. As discussed above, the Company completed two of the three projects during the year ended December 31, 2012.

2011 Investments in Unconsolidated Joint Ventures

During the year ended December 31, 2011, the Company acquired an interest in an unconsolidated joint venture arrangement for $7.7 million.

NOTE 6 — ACQUIRED INTANGIBLE LEASE ASSETS

Acquired intangible lease assets consisted of the following (in thousands):

	As of December 31,
	2012	2011
Acquired in-place leases, net of accumulated amortization of $101,392 and $50,715, respectively (with a weighted average life of 12.7 and 15.3 years, respectively)	$710,469	$543,663
Acquired above market leases, net of accumulated amortization of $20,866 and $11,115, respectively (with a weighted average life of 13.2 and 15.9 years, respectively)	150,494	139,153
	$860,963	$682,816

Amortization expense related to the acquired in-place lease assets for the years ended December 31, 2012, 2011 and 2010 was $55.9 million, $33.1 million and $12.0 million, respectively. Amortization expense related to the acquired above market lease assets for the years ended December 31, 2012, 2011 and 2010 was $11.6 million, $6.9 million and $2.1 million, respectively.

Estimated amortization expense of the intangible lease assets, excluding the intangible lease assets related to the Held for Sale Properties (as defined below), as of December 31, 2012 for each of the five succeeding fiscal years is as follows:

	Amortization
Year Ending December 31,	Leases In-Place	Above Market Leases
2013	$64,896	$13,723
2014	$62,474	$13,283
2015	$61,208	$13,063
2016	$58,201	$12,476
2017	$56,076	$12,028

NOTE 7 — INVESTMENT IN NOTES RECEIVABLE

During the year ended December 31, 2012, the Company acquired a $25.0 million junior mezzanine loan (the “Mezzanine Loan”), secured by equity interests in a joint venture which owns 15 shopping centers. The Mezzanine Loan has an interest rate of LIBOR plus 9.0% with a LIBOR floor of 0.50% and matures in July 2015 with two one-year extension options. As of December 31, 2012, investment in notes receivable included $25.4 million related to the Mezzanine Loan, which consisted of the outstanding face amount of the loan of $25.0 million, $500,000 of acquisition costs and accumulated amortization of acquisition costs of $65,000. The acquisition costs are amortized over the term of the loan using the effective interest rate method. Interest only payments are due each month. There were no amounts past due as of December 31, 2012.

Appendix II-24

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INVESTMENT IN NOTES RECEIVABLE  – (continued)

In addition, as of December 31, 2012, the Company owned two mortgage notes receivable, each of which is secured by an office building (collectively the “Mortgage Notes”). As of December 31, 2012 and 2011, investment in notes receivable included $64.9 million and $64.7 million, respectively, related to the Mortgage Notes. As of December 31, 2012, the Mortgage Notes balance consisted of the outstanding face amount of the notes of $72.9 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $2.8 million. As of December 31, 2011, the Mortgage Notes balance consisted of the outstanding face amount of the notes of $73.7 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $1.7 million. The discount is accreted and acquisition costs are amortized over the terms of each respective Mortgage Note using the effective interest rate method. The Mortgage Notes have a fixed interest rate of 5.93% per annum and mature on October 1, 2018. Interest and principal payments are due each month until October 1, 2018. There were no amounts past due as of December 31, 2012.

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators, such as underlying collateral and payment history. No impairment losses were recorded related to notes receivable for the years ended December 31, 2012, 2011 or 2010. In addition, no allowances for uncollectability were recorded related to notes receivable as of December 31, 2012 or 2011.

NOTE 8 — INVESTMENT IN MARKETABLE SECURITIES

During the year ended December 31, 2012, the Company sold six CMBS and half of the Company’s investment in two CMBS for aggregate proceeds of $63.4 million and realized a gain on the sale of $12.5 million, of which $8.9 million had previously been recorded in other comprehensive income (loss). As of December 31, 2012, the Company owned 29 CMBS, with an estimated aggregate fair value of $317.2 million. As of December 31, 2011, the Company owned 11 CMBS, with an estimated aggregate fair value of $114.1 million.

As of December 31, 2012, certain of these securities were pledged as collateral under repurchase agreements (the “Repurchase Agreements”), as discussed in Note 11 to these consolidated financial statements. The following table provides the activity for the CMBS during the year ended December 31, 2012 (in thousands):

	Amortized Cost Basis	Unrealized Gain	Fair Value
Marketable securities as of December 31, 2011	$112,794	$1,335	$114,129
Face value of marketable securities acquired	320,020	—	320,020
Discounts on purchase of marketable securities, net of acquisition costs	(114,034)	—	(114,034)
Net accretion on marketable securities	3,241	—	3,241
Increase in fair value of marketable securities	—	53,664	53,664
Decrease due to sale of marketable securities	(50,967)	(8,852)	(59,819)
Marketable securities as of December 31, 2012	$271,054	$46,147	$317,201

The following table shows the fair value and gross unrealized gains and losses of the Company’s CMBS as of December 31, 2012 (in thousands) and the length of time the CMBS has been in the unrealized gain or continuous loss position:

	Less than 12 months			12 Months or More			Total
Description of Securities	Fair Value	Unrealized Gains	Unrealized (Losses)	Fair Value	Unrealized Gains	Unrealized (Losses)	Fair Value	Unrealized Gains	Unrealized (Losses)
CMBS	$317,201	$48,192	$(2,045)	$—	$—	$—	$317,201	$48,192	$(2,045)

Appendix II-25

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — INVESTMENT IN MARKETABLE SECURITIES  – (continued)

As of December 31, 2012, the unrealized losses of $2.0 million were deemed to be a temporary impairment based upon the following: (1) the Company having no intent to sell these securities, (2) it is more likely than not that the Company will not be required to sell the securities before recovery and (3) the Company’s expectation to recover the entire amortized cost basis of these securities. The Company determined that the unrealized losses of $2.0 million resulted from volatility in interest rates and credit spreads and other qualitative factors relating to macro-credit conditions in the mortgage market. Additionally, as of December 31, 2012, the Company had determined that the subordinate CMBS tranches below the Company’s CMBS investment adequately protected the Company’s ability to recover its investment and that the Company’s estimates of anticipated future cash flows from the CMBS investment had not been adversely impacted by any deterioration in the creditworthiness of the specific CMBS issuers.

The scheduled maturity of the Company’s CMBS as of December 31, 2012 is as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	260,412	307,396
Due after ten years	10,642	9,805
	$271,054	$317,201

Actual maturities of marketable securities can differ from contractual maturities because borrowers may have the right to prepay their respective loan balances at any time. In addition, factors such as prepayments and interest rates may affect the yields on the marketable securities.

NOTE 9 — DISCONTINUED OPERATIONS

During the year ended December 31, 2012, the Company disposed of 26 single-tenant properties and two multi-tenant properties for an aggregate gross sales price of $573.8 million (the “2012 Property Dispositions”). As of the respective closing dates of the 2012 Property Dispositions, the major class of assets and liabilities of these properties included net total investment in real estate assets of $450.2 million, straight-line rent receivables of $12.7 million, notes payable of $180.3 million, which includes $24.3 million assumed by the buyer, and net below market lease liabilities of $9.0 million. The Company has no continuing involvement with the 2012 Property Dispositions. The Company also classified two properties as held for sale as of December 31, 2012 (the “Held for Sale Properties”). The results of operations for the 2012 Property Dispositions and the Held for Sale Properties (collectively, the “Discontinued Operations Properties”) have been presented as discontinued operations on the Company’s consolidated statements of operations for all periods presented.

The following table summarizes the operating income from discontinued operations of the Discontinued Operations Properties for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,
	2012	2011	2010
Total revenue	$34,308	$42,322	$25,318
Total expenses	27,182	28,269	22,499
Income from discontinued operations	7,126	14,053	2,819
Gain on sale of real estate assets	108,457	—	—
Total income from discontinued operations	$115,583	$14,053	$2,819

Appendix II-26

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — DISCONTINUED OPERATIONS  – (continued)

The following table presents the major classes of assets and liabilities of the Held for Sale Properties as of December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012	2011
Investment in real estate assets, net	$15,376	$15,759
Straight-line rent receivables	109	77
Assets related to real estate held for sale, net	$15,485	$15,836
Liabilities related to real estate assets held for sale(1)	$322	$347

(1)	Liabilities related to real estate assets held for sale includes net below market lease liabilities and prepaid rent and are included in derivative liabilities, deferred rent and other liabilities in the Company’s consolidated balance sheets for all periods presented.

NOTE 10 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the terms of the Company’s executed swap agreements designated as hedging instruments (in thousands):

		Outstanding Notional Amount as of December 31, 2012				Fair Value of Liabilities
	Balance Sheet Location		Interest Rates(1)	Effective Dates	Maturity Dates	December 31, 2012	December 31, 2011
Interest Rate Swaps	Derivative liabilities, deferred rent and other liabilities	$744,250	3.15% to 6.83%	12/18/2009 to 12/14/2012	6/27/2014 to 4/1/2021	$(23,046)	$(26,092)

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 4 to these consolidated financial statements. The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income or loss. The ineffective portion of the change in fair value of the derivative instruments is recorded in interest expense.

Appendix II-27

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES  – (continued)

The following table summarizes the gains and losses on the Company’s derivative instruments and hedging activities for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Amount of Loss Recognized in Other Comprehensive Income (Loss)			Amount of Loss Reclassified from Accumulated Other Comprehensive Income (Loss) to Interest Expense(1)
	Year Ended December 31,			Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2012	2011	2010	2012	2011	2010
Interest Rate Swaps	$(6,217)	$(18,904)	$(7,053)	$9,263	$—	$—

(1)	During the year ended December 31, 2012, an interest rate swap was designated as ineffective and the unrealized loss was reclassified from accumulated other comprehensive income (loss) into interest expense as it related to one of the 2012 Property Dispositions and the Company terminated the swap when the property was sold.

The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. As of both December 31, 2012 and 2011, there were no events of default related to the interest rate swaps. As of December 31, 2011, there were no termination events related to the interest rate swaps.

NOTE 11 — NOTES PAYABLE AND OTHER BORROWINGS

As of December 31, 2012, the Company and the Consolidated Joint Ventures had $3.3 billion of debt outstanding, with a weighted average years to maturity of 5.3 years and weighted average interest rate of 4.38%. The following table summarizes the debt activity during the year ended and balances as of December 31, 2012 (in thousands):

		During the Year Ended December 31, 2012
	Balance as of December 31, 2011	Debt Issuance and Assumptions	Repayments	Other(1)	Balance as of December 31, 2012
Fixed rate debt	$1,560,068	$898,906	$(226,556)	$79,123	$2,311,541
Variable rate debt	132,143	31,799	—	(79,000)	84,942
Construction facilities	4,614	28,364	(5,220)	—	27,758
Credit facility	647,750	1,010,000	(890,000)	—	767,750
Repurchase agreements	29,409	80,184	(9,536)	—	100,057
Total(2)	$2,373,984	$2,049,253	$(1,131,312)	$123	$3,292,048

(1)	Represents fair value adjustment of assumed mortgage notes payable, net of amortization, of $123,000. In addition, $79.0 million of variable rate debt outstanding as of December 31, 2012 was effectively fixed through the use of an interest rate swap with an effective date of June 29, 2012.
(2)	The table above does not include loan amounts associated with certain unconsolidated joint venture arrangements of $195.8 million, of which $10.2 million is recourse to CCPT III OP. These loans mature on various dates ranging from October 2015 to July 2021.

Appendix II-28

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — NOTES PAYABLE AND OTHER BORROWINGS  – (continued)

As of December 31, 2012, the fixed rate debt includes $465.5 million of variable rate debt subject to interest rate swap agreements which had the effect of fixing the variable interest rates per annum through the maturity date of the loan. In addition, the fixed rate debt includes mortgage notes assumed with an aggregate face amount of $40.7 million and an aggregate fair value of $39.4 million at the date of assumption. The fixed rate debt has interest rates ranging from 2.75% to 6.83% per annum. The variable rate debt has variable interest rates ranging from LIBOR plus 225 basis points to 325 basis points per annum. In addition, the construction facilities have interest rates ranging from LIBOR plus 235 basis points to 250 basis points per annum, with certain debt containing LIBOR floors. The debt outstanding matures on various dates from February 2013 through January 2023. The aggregate balance of gross real estate and related assets, net of gross intangible lease liabilities, securing the fixed and variable rate debt outstanding was $4.8 billion as of December 31, 2012. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed.

As of December 31, 2012, the Company had $89.8 million available for borrowing under a senior unsecured credit facility (the “Credit Facility”) based on the underlying collateral pool of $1.4 billion. The Credit Facility provides borrowings up to $857.5 million, which includes a $278.75 million term loan (the “Term Loan”) and up to $578.75 million in revolving loans (the “Revolving Loans”). The Credit Facility may be increased to a maximum of $950.0 million. Depending upon the type of loan specified and overall leverage ratio, the Revolving Loans bear interest at either LIBOR plus an interest rate spread ranging from 2.25% to 3.00% or a base rate plus an interest rate spread ranging from 1.25% to 2.00%. The base rate is greater of (1) LIBOR plus 1.00%, (2) Bank of America N.A.’s Prime Rate or (3) the Federal Funds Rate plus 0.50%. During the year ended December 31, 2011, the Company executed two swap agreements associated with the Term Loan, which had the effect of fixing the variable interest rates per annum through the maturity date of the respective loan at 3.45% and 3.15%, respectively. The Revolving Loans and Term Loan had a combined weighted average interest rate of 3.37% as of December 31, 2012.

The Repurchase Agreements have interest rates ranging from LIBOR plus 120 basis points to 175 basis points and mature on various dates from January 2013 through March 2013. Upon maturity, the Company may elect to renew the Repurchase Agreements for a period of 90 days until the CMBS mature. The CMBS have a weighted average remaining term of 9.5 years. Under the Repurchase Agreements, the lender retains the right to mark the underlying collateral to fair value. A reduction in the value of the pledged assets would require the Company to provide additional collateral to fund margin calls. As of December 31, 2012, the securities held as collateral had a fair value of $266.1 million and an amortized cost of $224.9 million. There was no cash collateral held by the counterparty as of December 31, 2012. The Repurchase Agreements are being accounted for as secured borrowings because the Company maintains effective control of the financed assets. The Repurchase Agreements are non-recourse to the Company and CCPT III OP.

The Credit Facility and certain notes payable contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions. These agreements also include usual and customary events of default and remedies for facilities of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with the covenants of the Credit Facility and such notes payable as of December 31, 2012.

Appendix II-29

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — NOTES PAYABLE AND OTHER BORROWINGS  – (continued)

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt as of December 31, 2012 for each of the five succeeding fiscal years and the period thereafter:

Year Ending December 31,	Principal Repayments(1)(2)
2013	$164,330
2014	651,232
2015	337,704
2016	169,274
2017	190,666
Thereafter	1,779,782
Total	$3,292,988

(1)	Assumes the Company accepts the interest rates that one lender may reset on September 1, 2013 and February 1, 2015, respectively, related to mortgage notes payable of $30.0 million and $32.0 million, respectively.
(2)	Principal payment amounts reflect actual payments based on the face amount of notes payable secured by the Company’s wholly-owned properties and Consolidated Joint Ventures. As of December 31, 2012, the fair value adjustment, net of amortization, of mortgage notes assumed was $940,000.

NOTE 12 — ACQUIRED BELOW MARKET LEASE INTANGIBLES

Acquired below market lease intangibles consisted of the following (in thousands):

	As of December 31,
	2012	2011
Acquired below market leases, net of accumulated amortization of $16,389 and $8,782, respectively (with a weighted average life of 10.6 and 14.1 years, respectively)	$113,607	$93,050

The increase in rental and other property income resulting from the amortization of the intangible lease liability for the years ended December 31, 2012, 2011 and 2010 was $9.0 million, $5.1 million and $2.1 million, respectively.

Estimated amortization of the intangible lease liability, excluding the below market lease intangibles related to the Held for Sale Properties, as of December 31, 2012 for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31,	Amortization of Below Market Leases
2013	$10,363
2014	$10,106
2015	$9,859
2016	$9,537
2017	$8,894

Appendix II-30

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$26,399	$20,858	$14,448
Fair value of mortgage notes assumed in real estate acquisitions at date of assumption	$24,000	$4,863	$10,577
Common stock issued through distribution reinvestment plan	$169,079	$110,093	$65,174
Net unrealized loss on interest rate swaps	$(6,217)	$(18,904)	$(7,035)
Unrealized gain on marketable securities	$53,664	$1,335	$—
Earnout liabilities recorded upon property acquisitions	$6,460	$5,519	$—
Accrued expenditures	$10,667	$2,864	$1,743
Notes payable assumed by buyer in real estate disposition	$24,250	$—	$—
Supplemental Cash Flow Disclosures:
Interest paid, net of capitalized interest of $299, $48 and $26, respectively	$121,211	$75,945	$20,627

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2012, the Company was not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

Purchase Commitments

As of December 31, 2012, the Company owned one land parcel, upon which an office building is being developed. Based on budgeted construction costs, the cost to complete the facility is estimated to be $45.8 million. The construction is being funded by a construction loan facility totaling $33.8 million. As of December 31, 2012, the Company had incurred $40.2 million in construction costs and $19.9 million was outstanding under the construction facility. Additionally, the Company had properties subject to earnout provisions obligating it to pay additional consideration to the seller contingent on the future leasing and occupancy of vacant space at the properties, as discussed in Note 4 to these consolidated financial statements.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. Accordingly, the Company does not believe that it is reasonably possible that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

Appendix II-31

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred commissions, fees and expenses payable to CR III Advisors or its affiliates in connection with the Offerings, and has incurred and will continue to incur commissions, fees and expenses in connection with the acquisition, management and sale of the assets of the Company.

Offerings

In connection with the Initial Offering and Follow-on Offering, Cole Capital Corporation (“Cole Capital”), the Company’s dealer manager, which is affiliated with our advisor, received a selling commission of up to 7% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers. Cole Capital reallowed 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received 2% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer manager fee in connection with the Initial Offering and Follow-on Offering. Cole Capital, in its sole discretion, reallowed a portion of its dealer manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer manager fees were paid to Cole Capital or any other broker-dealers with respect to shares sold under the Company’s DRIP.

All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer manager fee) were paid by CR III Advisors or its affiliates and were reimbursed by the Company up to 1.5% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the years indicated (in thousands):

	Year Ended December 31,
	2012	2011	2010
Offering:
Selling commissions	$56,264	$88,660	$98,980
Selling commissions reallowed by Cole Capital	$56,264	$88,660	$98,980
Dealer manager fee	$16,662	$25,890	$28,773
Dealer manager fee reallowed by Cole Capital	$8,446	$13,089	$14,485
Other organization and offering expenses	$13,188	$21,572	$14,013

Acquisitions and Operations

CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6% of the contract purchase price.

The Company paid, and expects to continue to pay, CR III Advisors a monthly asset management fee of 0.0417%, which is one-twelfth of 0.5%, of the Company’s average invested assets for that month (the “Asset Management Fee”). The Company will reimburse costs and expenses incurred by CR III Advisors in providing asset management services.

The Company paid, and expects to continue to pay, Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its property manager, which is affiliated with our advisor, fees for the management and leasing of the Company’s properties. Property management fees are up to 2% of gross revenue for single-tenant properties and 4% of gross revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates of our advisor plus all payments to third parties will not exceed the amount that other nonaffiliated management

Appendix II-32

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS  – (continued)

and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company reimburses Cole Realty Advisors’ costs of managing and leasing the properties.

The Company reimburses CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees and real estate commissions.

If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires and/or assumes such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring assets have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the years indicated (in thousands):

	Year Ended December 31,
	2012	2011	2010
Acquisitions and Operations:
Acquisition fees and expenses	$50,615	$49,888	$48,802
Asset management fees and expenses	$32,416	$20,317	$8,187
Property management and leasing fees and expenses	$14,876	$9,437	$3,811
Operating expenses	$3,193	$2,324	$1,642
Financing coordination fees	$11,078	$14,920	$9,512

Liquidation/Listing

If CR III Advisors, or its affiliates, provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract

Appendix II-33

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS  – (continued)

sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds.

Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”). However, Holdings has agreed, as part of the Merger, to a 25% reduction from the amount payable under the advisory agreement as a result of a listing of the Company’s common stock.

Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.

During the years ended December 31, 2012 and 2011, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the services described above.

Due to Affiliates

As of December 31, 2012, $4.5 million had been incurred primarily for services relating to the management of the Company’s properties by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the consolidated balance sheets. As of December 31, 2011, $4.8 million had been incurred primarily for other organization and offering, operating and acquisition expenses, by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the consolidated balance sheets.

Transactions

On March 5, 2012, we entered in the Merger Agreement. See Note 2 for a further explanation of the Merger.

NOTE 16 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

Appendix II-34

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — STOCKHOLDERS’ EQUITY

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company allows stockholders of its common stock to elect to have the distributions the stockholders receive reinvested in additional shares of the Company’s common stock. The purchase price per share under the amended and restated DRIP will be $9.50 per share until the Company’s board of directors determines a reasonable estimate of the value of the Company’s shares. Thereafter, the purchase price per share under the Company’s DRIP will be the most recently disclosed per share value as determined in accordance with the Company’s valuation policy. No sales commissions or dealer manager fees will be paid on shares sold under the DRIP. The Company’s board of directors may terminate or amend the DRIP at the Company’s discretion at any time upon 10 days prior written notice to the stockholders. During the years ended December 31, 2012 and 2011, approximately 17.8 million shares and approximately 11.6 million shares were purchased under the DRIP for $169.1 million and $110.1 million, respectively, which were recorded as redeemable common stock on the consolidated balance sheets, net of redemptions paid of $68.6 million and $41.9 million, respectively. The Company will continue to issue shares of common stock under the DRIP Offering until such time as the Company’s shares are listed on a national securities exchange or the DRIP Offering is otherwise terminated by the Company’s board of directors.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

There are several restrictions on a stockholder’s ability to sell their shares to the Company under the program. The stockholders generally have to hold their shares for one year in order to participate in the program; however, the Company may waive the one year holding period in the event of the death or bankruptcy of a stockholder. In addition, the Company will limit the number of shares redeemed pursuant to the Company’s share redemption program as follows: (1) the redemptions are limited to 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the end of the fiscal quarter for which redemptions are being paid (the “Trailing Twelve-month Cap”) (provided, however, that while shares subject to a redemption requested upon death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the Trailing Twelve-month Cap); and (2) funding for the redemption of shares will be limited to the net proceeds the Company receives from the sale of shares under the DRIP. In an effort to accommodate redemption requests throughout the calendar year, the Company limits quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP (provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the quarterly percentage caps); however, the Company’s board of directors may waive these quarterly limitations in its sole discretion, subject to the Trailing Twelve-month Cap. During the term of the Offering and until such time as the Company’s board of directors determines a reasonable estimate of the value of the Company’s shares, the redemption price per share (other than for shares purchased pursuant to the DRIP) will depend on the length of time the stockholder has held such shares as follows: after one year from the purchase date — 95% of the amount the stockholder paid for each share; after two years from the purchase date — 97.5% of the amount the stockholder paid for each share; after three years from the purchase date — 100% of the amount the stockholder paid for each share. During this time period, the redemption price for shares purchased pursuant to the DRIP will be the amount paid for such shares.

Appendix II-35

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — STOCKHOLDERS’ EQUITY  – (continued)

Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. The Company’s share redemption program provides that repurchases will be made no later than the end of the month following the end of each fiscal quarter. If the Company cannot purchase all shares presented for redemption in any fiscal quarter, it will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining redemption requests on a pro rata basis. The Company’s board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days prior written notice to the stockholders. During the years ended December 31, 2012 and 2011, the Company redeemed approximately 7.0 million and approximately 4.3 million shares under the share redemption program for $68.6 million and $41.9 million, respectively.

NOTE 18 — INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ basis (but not below zero) in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
Character of Distributions (unaudited):	2012	2011	2010
Ordinary dividends	52%	61%	55%
Capital gain distributions	15%	—	—
Nontaxable distributions	33%	39%	45%
Total	100%	100%	100%

As of December 31, 2012, the tax basis carrying value of the Company’s land and depreciable real estate assets was $6.7 billion. During the years ended December 31, 2012, 2011 and 2010, the Company incurred state and local income and franchise taxes of $1.8 million, $1.3 million and $780,000, respectively, which were recorded in general and administrative expenses on the consolidated statements of operations.

NOTE 19 — OPERATING LEASES

The Company’s properties are leased to tenants under operating leases for which the terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2012, the weighted average remaining lease term, including the Consolidated Joint Ventures’ leases, was 12.7 years.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, excluding the operating leases related to the Held for Sale Properties, as of December 31, 2012 is as follows (in thousands):

Year Ending December 31,	Amount
2013	$560,733
2014	554,263
2015	549,491
2016	535,888
2017	523,321
Thereafter	4,411,626
Total	$7,135,322

Appendix II-36

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except for per share amounts). In the opinion of management, the information for the interim periods presented includes all adjustments which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period. In addition, the Company has adjusted the information for discontinued operations.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$114,175	$132,591	$143,529	$152,647
Operating income	$41,205	$49,216	$59,768	$58,695
Net income	$35,950	$23,090	$18,570	$125,828	(2)
Net income attributable to the Company	$35,937	$23,223	$18,567	$125,611	(2)
Basic and diluted net income per common share(1)	$0.08	$0.05	$0.04	$0.27
Basic and diluted net income attributable to the Company per common share(1)	$0.08	$0.05	$0.04	$0.27
Distributions declared per common share	$0.16	$0.16	$0.16	$0.16

(1)	Based on the weighted average number of shares outstanding as of December 31, 2012.
(2)	Net income for the fourth quarter of 2012 includes a gain on sale of marketable securities of $12.5 million and a gain on sale of real estate of $108.5 million.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$61,312	$70,944	$86,912	$104,812
Operating income	$23,750	$23,724	$19,560	$41,833
Net income	$14,548	$10,491	$1,282	$19,450
Net income attributable to the Company	$14,260	$10,480	$1,271	$19,285
Basic and diluted net income per common share(1)	$0.05	$0.03	$0.00	$0.07
Basic and diluted net income attributable to the Company per common share(1)	$0.05	$0.03	$0.00	$0.07
Distributions declared per common share	$0.16	$0.16	$0.16	$0.17

(1)	Based on the weighted average number of shares outstanding as of December 31, 2011.

NOTE 21 — SUBSEQUENT EVENTS

Issuance of Shares of Common Stock in the DRIP Offering

The Company continues to issue shares of common stock under the DRIP Offering. As of March 26, 2013, the Company had issued, approximately 17.0 million shares pursuant to the DRIP Offering, resulting in gross proceeds to the Company of $161.8 million.

Redemption of Shares of Common Stock

Subsequent to December 31, 2012, the Company redeemed approximately 2.8 million shares for $27.8 million at an average price per share of $9.80.

Entry into the Merger Agreement

Subsequent to December 31, 2012, the Company entered into the Merger Agreement, as discussed in Note 2 to these consolidated financial statements.
Appendix II-37

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — SUBSEQUENT EVENTS  – (continued)

Entry into Employment Agreements with Key Personnel

Subsequent to December 31, 2012, we, along with CCPT III OP, entered into employment agreements with each of Christopher H. Cole and Marc T. Nemer, to become effective as of the date of consummation of the Merger. The amounts to be paid pursuant to the employment agreements are for future services to be rendered to the Company and are not part of the Merger consideration. Under Mr. Cole’s employment agreement, upon the consummation of the Merger, Mr. Cole, the current chairman of the Board and chief executive officer and president of the Company, will serve as executive chairman of the Board, reporting to the Board, and will no longer serve as the chief executive officer and president of the Company. Under Mr. Nemer’s employment agreement, upon the consummation of the Merger, Mr. Nemer, a current director of the Company, will continue to be a director and will assume the positions of chief executive officer and president of the Company. The employment agreements provide the executives with compensation for their services rendered after the consummation of the Merger and provide incentives to reward outstanding future performance. The term of each employment agreement ends on December 31, 2016 and will be automatically renewed for annual terms thereafter unless earlier terminated by the Company or the executive.

Legal Proceedings

In connection with the Merger, on March 20, 2013, a putative class action and derivative lawsuit was filed in the Circuit Court for Baltimore City, Maryland against and purportedly on behalf of the Company captioned Strub, et al. v. Cole Holdings Corporation, et al. (“Strub”). The complaint names as defendants Holdings; CR III Advisors; Merger Sub; Cole Capital Advisors, Inc., Equity Fund Advisors, Inc. (an affiliate of Holdings), Cole Capital, and Cole Realty Advisors, Inc. (together, “Cole Holding Entities”); each of the directors of the Company; and the Company. Strub alleges that the defendants breached their fiduciary duties and duties of loyalty, candor and due care by causing the Company to enter into the Merger Agreement, failing to implement appropriate measures to ensure that the Company’s relationship with CR III Advisors did not become a vehicle for wrongful self-dealing, failing to consider and explore strategic alternatives to the Merger, failing to seek stockholder approval for the Merger, and by engaging in self-interested and otherwise conflicted actions. It also alleges that the Merger Sub and Cole Holdings Entities aided and abetted those breaches of fiduciary duty, and that Messrs. Cole and Nemer will be unjustly enriched by and following the Merger. Strub seeks a declaration that the conduct of the defendants is a breach of fiduciary duty or aiding and abetting such breaches and that the Merger Agreement is null and void; an order requiring stockholder approval of any acquisition of CR III Advisors or any Cole Holdings Entities; awarding damages and restitution, and disgorgement by each director; an award of plaintiffs’ reasonable attorneys’ fees, expert fees, interest, and cost of suit, and other relief. On March 28, 2013, Strub sought an injunction against the Merger closing until stockholder approval is obtained. The defendants intend to oppose that application.

In addition, on March 25, 2013, a putative class action lawsuit was filed in the Circuit Court for Baltimore City, Maryland captioned Rodgers v. Cole Credit Property Trust III, et al. (“Rodgers”). This complaint names as defendants the Company; Cole REIT III Operating Partnership, LP (“CCPT III OP”); CR III Advisors; Merger Sub; and each of the Company’s directors. Rodgers alleges that the Company’s directors breached their fiduciary duties by entering into the Merger Agreement, failing to provide transparency and a stockholder vote, structuring the transaction to prevent other potential buyers from buying the Company, and failing to disclose to stockholders a third party’s interest in acquiring the Company. It also alleges that CR III Advisors breached its fiduciary duty by ignoring and failing to disclose a third party offer; and that the Company, CCPT III OP, Merger Sub, and the directors aided and abetted the alleged breach of fiduciary duty by CR III Advisors. Rodgers seeks a declaration that the defendants have committed a gross abuse of trust and have breached and/or aided and abetted breach of fiduciary duties; that the Merger is therefore unlawful and unenforceable, and that the Merger and any related agreements should be rescinded and invalidated; declaring that the Merger and Merger Agreement should be rescinded and parties restored to their original position; imposing a constructive trust in favor of the plaintiff and class on any benefits,

Appendix II-38

COLE CREDIT PROPERTY TRUST III, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — SUBSEQUENT EVENTS  – (continued)

property or value improperly received by, traceable to, or in possession of defendants as a result of wrongful conduct; enjoining defendants from consummating the Merger until the Company has a process to obtain a merger agreement providing best possible terms to stockholders; rescinding the Merger to the extent implemented or granting rescissory damages; directing the directors to account to plaintiff and class for damages as a result of their wrongdoing; awarding compensatory damages and interest; awarding costs, including reasonable attorneys’ and experts’ fees; and granting further equitable relief that is deemed just and proper.

The outcome of these matters cannot be predicted at this time and no provisions for losses, if any, have been recorded in the accompanying consolidated financial statements.

Unsolicited Proposal

On March 19, 2013, the Company’s board of directors received an unsolicited proposal from American Realty Capital Properties, Inc. (“ARCP”) to acquire the Company for a combination of cash and shares of ARCP common stock. The special committee of the Company’s board of directors, which consists of all of the independent directors of the Company (the “Special Committee”), reviewed the unsolicited proposal from ARCP and determined that the proposed sale to ARCP would not be in the best interests of the Company and its stockholders. Further, the Special Committee affirmed its commitment to the Merger.

On March 27, 2013, the Company’s board of directors received a revised unsolicited proposal from ARCP to acquire the Company after the Merger, for a combination of cash and shares of ARCP common stock. The Special Committee is currently reviewing the revised proposal from ARCP.

Investment in Real Estate and Related Assets

Subsequent to December 31, 2012, the Company acquired a 100% interest in nine commercial real estate properties for an aggregate purchase price of $25.3 million. The acquisitions were funded with net proceeds from the DRIP Offering and the sale of properties and other investments. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide similar disclosures to those included in Note 5 to these consolidated financial statements for these properties.

Property Dispositions

Subsequent to December 31, 2012, the Company sold the Held for Sale Properties discussed in Note 9 to these consolidated financial statements for an aggregate sales price of $21.3 million, exclusive of closing costs. In addition, the Company sold eight additional properties for an aggregate sales price of $34.0 million, exclusive of closing costs. The purchase price of each property sold subsequent to December 31, 2012 was greater than the respective book value of each property. As of December 31, 2012 the potential buyers of these eight properties either had not been identified or there had not been a binding purchase and sale agreement entered into for the sale of these properties. Therefore, the Company believes that the sale of these properties was not considered to be probable, as such, the requirements under GAAP to treat the properties as held for sale were not met as of December 31, 2012.

Notes Payable and Other Borrowings

Subsequent to December 31, 2012, the Company entered into a loan agreement for $74.3 million secured by a commercial property with a purchase price of $135.0 million. In addition, the Company repaid $13.2 million of debt outstanding and $160.0 million under the Credit Facility. As of March 26, 2013, the Company had $23.1 million outstanding under the construction facilities and $607.8 million outstanding under the Credit Facility.

Appendix II-39

COLE CREDIT PROPERTY TRUST III, INC.
SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(in thousands)

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Real Estate Held for Investment the Company has Invested in Under Operating Leases
Aaron Rents
Auburndale, FL	$2,647	$1,224	$3,478	$1,273	$5,975	$307	3/31/2010	2009
Battle Creek, MI	407	228	485	—	713	49	6/18/2009	1956
Benton Harbor, MI	401	261	385	—	646	39	6/30/2009	1973
Bloomsburg, PA	400	152	770	—	922	66	3/31/2010	2009
Bowling Green, OH	564	154	805	—	959	66	3/31/2010	2009
Charlotte, NC	579	279	714	—	993	54	3/31/2010	1994
Chattanooga, TN	490	587	384	—	971	37	6/18/2009	1989
Columbia, SC	556	549	473	—	1,022	46	6/18/2009	1977
Copperas Cove, TX	668	304	964	—	1,268	90	6/30/2009	2007
El Dorado, AR	356	208	456	—	664	43	6/30/2009	2000
Haltom City, TX	752	258	1,185	—	1,443	107	6/30/2009	2008
Humble, TX	663	430	734	—	1,164	69	5/29/2009	2008
Indianapolis, IN	436	170	654	—	824	64	5/29/2009	1998
Kennett, MO	319	165	406	—	571	31	3/31/2010	1999
Kent, OH	614	356	1,138	—	1,494	116	3/31/2010	1999
Killeen, TX	1,558	608	2,241	—	2,849	213	6/18/2009	1981
Kingsville, TX	599	369	770	—	1,139	56	3/31/2010	2009
Lafayette, IN	550	249	735	—	984	54	3/31/2010	1990
Livingston, TX	645	131	1,052	—	1,183	96	6/18/2009	2008
Magnolia, MS	1,473	209	2,393	—	2,602	208	3/31/2010	2000
Mansura, LA	254	54	417	(10)	461	39	6/18/2009	2000
Marion, SC	319	82	484	—	566	35	3/31/2010	1998
Meadville, PA	512	168	841	—	1,009	91	5/29/2009	1994
Mexia, TX	490	114	813	—	927	76	5/29/2009	2007
Minden, LA	645	252	831	—	1,083	78	5/29/2009	2008
Mission, TX	549	347	694	—	1,041	51	3/31/2010	2009
North Olmsted, OH	449	151	535	—	686	46	3/31/2010	1960
Odessa, TX	356	67	567	—	634	53	5/29/2009	2006
Oneonta, AL	614	218	792	—	1,010	66	3/31/2010	2008
Oxford , AL	356	263	389	—	652	37	5/29/2009	1989
Pasadena, TX	659	377	787	—	1,164	72	6/18/2009	2009
Pensacola, FL	347	263	423	—	686	43	6/30/2009	1979
Port Lavaca, TX	534	128	894	—	1,022	81	6/30/2009	2007
Redford, MI	434	215	477	—	692	42	3/31/2010	1972
Richmond, VA	774	419	1,032	—	1,451	94	6/30/2009	1988
Shawnee, OK	588	428	634	—	1,062	60	5/29/2009	2008
Springdale, AR	624	500	655	—	1,155	50	3/31/2010	2009
Statesboro, GA	579	311	734	—	1,045	67	6/18/2009	2008
Texas City, TX	895	294	1,311	—	1,605	115	8/31/2009	1991
Valley, AL	409	139	569	—	708	48	3/31/2010	2009
Academy Sports
Austin, TX	5,044	3,699	4,930	—	8,629	305	8/26/2010	1988
Bossier City, LA	3,806	1,920	5,410	—	7,330	495	6/19/2009	2008
Fort Worth, TX	3,414	1,871	4,117	—	5,988	377	6/19/2009	2009
Killeen, TX	3,320	1,227	4,716	—	5,943	340	4/29/2010	2009
Laredo, TX	3,961	2,133	4,839	—	6,972	440	6/19/2009	2008
Montgomery, AL	(f)	1,290	5,644	—	6,934	526	6/19/2009	2009
Advanced Auto
Appleton, WI	(f)	393	904	—	1,297	55	9/30/2010	2007

Appendix II-40

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Bedford, IN	$760	$71	$1,056	$—	$1,127	$55	1/4/2011	2007
Bethel, OH	730	276	889	—	1,165	58	12/22/2010	2008
Bonita Springs, FL	1,561	1,094	1,134	—	2,228	69	9/22/2010	2007
Brownstown, MI	(f)	771	924	—	1,695	33	9/23/2011	2008
Candler, NC	—	343	1,007	—	1,350	8	9/28/2012	2012
Canton, OH	660	343	870	—	1,213	65	3/31/2010	2007
Charlotte, NC	(f)	395	749	—	1,144	32	5/12/2011	2001
Crestwood, KY	1,030	374	1,015	—	1,389	55	12/22/2010	2009
Dayton, OH	—	605	918	—	1,523	15	6/21/2012	2007
Deer Park, TX	739	219	1,131	—	1,350	87	12/16/2009	2008
Delaware, OH	730	467	906	—	1,373	72	3/31/2010	2008
Florence, KY	—	599	966	—	1,565	16	6/21/2012	2008
Frankfort, KY	(f)	660	786	—	1,446	13	5/15/2012	2007
Franklin, IN	738	384	918	—	1,302	57	8/12/2010	2010
Georgetown, KY	—	511	892	—	1,403	15	5/15/2012	2007
Grand Rapids, MI	657	344	656	—	1,000	42	8/12/2010	2008
Hillview, KY	740	302	889	—	1,191	48	12/22/2010	2009
Holland, OH	668	126	1,050	—	1,176	77	3/31/2010	2008
Houston (Aldine), TX	690	190	1,072	—	1,262	83	12/16/2009	2006
Houston (Imperial), TX	623	139	995	—	1,134	77	12/16/2009	2008
Houston (Wallisville), TX	757	140	1,245	—	1,385	96	12/16/2009	2008
Howell, MI	830	639	833	—	1,472	47	12/20/2010	2008
Humble, TX	757	292	1,086	—	1,378	84	12/16/2009	2007
Huntsville, TX	619	134	1,046	—	1,180	81	12/16/2009	2008
Janesville, WI	939	277	1,209	—	1,486	73	9/30/2010	2007
Kingwood, TX	743	183	1,183	—	1,366	91	12/16/2009	2009
Lehigh Acres, FL	1,425	582	1,441	—	2,023	77	12/21/2010	2008
Lubbock, TX	579	88	1,012	—	1,100	78	12/16/2009	2008
Massillon, OH	(f)	270	1,210	—	1,480	50	6/21/2011	2007
Milwaukee, WI	(f)	507	1,107	—	1,614	45	6/10/2011	2008
Mishawaka, IN	—	510	1,009	—	1,519	14	6/21/2012	2007
Monroe, MI	(f)	599	846	—	1,445	36	6/21/2011	2007
Richmond, IN	—	365	1,379	—	1,744	21	6/21/2012	2006
Rock Hill, SC	(f)	345	589	—	934	24	5/12/2011	1995
Romulus, MI	(f)	537	1,021	—	1,558	37	9/23/2011	2007
Salem, OH	660	254	869	—	1,123	47	12/20/2010	2009
Sapulpa, OK	704	360	893	—	1,253	54	8/3/2010	2007
South Lyon, MI	(f)	569	898	—	1,467	38	6/21/2011	2008
Spring, TX	—	409	1,143	—	1,552	17	6/21/2012	2007
Sylvania, OH	639	115	983	—	1,098	70	4/28/2010	2009
Twinsburg, OH	639	355	770	—	1,125	57	3/31/2010	2008
Vermillion, OH	(f)	270	722	—	992	30	6/21/2011	2006
Washington Township, MI	(f)	779	1,012	—	1,791	36	9/23/2011	2008
Webster, TX	757	293	1,089	—	1,382	84	12/16/2009	2008
AGCO Corporation
Duluth, GA	8,600	2,785	12,570	9	15,364	427	12/21/2011	1998
Albertson’s
Abilene, TX	3,981	1,085	4,871	—	5,956	276	10/26/2010	2010
Albuquerque (Academy), NM	4,500	2,257	5,204	—	7,461	353	10/26/2010	1997
Albuquerque (Lomas), NM	4,410	2,960	4,409	—	7,369	314	10/26/2010	2003
Alexandria, LA	4,110	1,428	5,066	—	6,494	287	10/26/2010	2000
Arlington, TX	4,206	984	5,732	—	6,716	325	10/26/2010	2002
Baton Rouge (Airline), LA	5,425	2,200	6,003	—	8,203	340	10/26/2010	2004

Appendix II-41

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Baton Rouge (College), LA	$3,931	$1,733	$4,615	$—	$6,348	$262	10/26/2010	2002
Baton Rouge (George), LA	4,731	2,023	5,273	—	7,296	300	10/26/2010	2003
Bossier City, LA	3,599	2,006	4,000	—	6,006	228	10/26/2010	2000
Clovis, NM	3,927	757	3,625	—	4,382	252	10/26/2010	2010
Denver, CO	3,840	1,858	5,253	—	7,111	296	10/26/2010	2002
Durango, CO	3,770	4,549	2,276	—	6,825	131	10/26/2010	1993
El Paso, TX	4,438	1,341	4,206	—	5,547	238	10/26/2010	2009
Farmington, NM	2,566	1,237	3,136	—	4,373	233	10/26/2010	2002
Fort Collins, CO	4,328	1,362	6,186	—	7,548	348	10/26/2010	2009
Fort Worth (Beach), TX	4,740	2,097	5,299	—	7,396	299	10/26/2010	2009
Fort Worth (Clifford), TX	3,149	1,187	4,089	—	5,276	232	10/26/2010	2002
Fort Worth (Oakmont), TX	3,553	1,859	4,200	—	6,059	239	10/26/2010	2000
Fort Worth (Sycamore), TX	3,840	962	5,174	—	6,136	293	10/26/2010	2010
Lafayette, LA	5,380	1,676	6,442	—	8,118	365	10/26/2010	2002
Lake Havasu City, AZ	3,552	1,037	5,361	—	6,398	311	10/26/2010	2003
Las Cruces, NM	(f)	1,567	5,581	—	7,148	323	1/28/2011	1997
Los Lunas, NM	4,083	1,236	4,976	—	6,212	333	10/26/2010	2003
Mesa, AZ	3,034	1,739	3,748	—	5,487	228	9/29/2010	1997
Midland, TX	5,640	1,470	5,129	—	6,599	293	10/26/2010	2000
Odessa, TX	5,080	1,201	4,425	—	5,626	253	10/26/2010	2008
Phoenix, AZ	3,500	2,241	4,086	—	6,327	249	9/29/2010	1998
Scottsdale, AZ	5,672	2,932	7,046	—	9,978	407	10/26/2010	2002
Silver City, NM	3,560	647	3,987	—	4,634	267	10/26/2010	1995
Tucson (Grant), AZ	2,721	1,464	3,456	—	4,920	203	10/26/2010	1994
Tucson (Silverbell), AZ	5,430	2,649	7,001	—	9,650	419	9/29/2010	2000
Weatherford, TX	3,934	1,686	4,836	—	6,522	274	10/26/2010	2001
Yuma, AZ	4,395	1,320	6,597	—	7,917	379	10/26/2010	2004
Amazon
Charleston, TN	38,500	2,265	44,536	—	46,801	846	4/30/2012	2011
Chattanooga, TN	40,800	1,768	46,969	—	48,737	893	4/30/2012	2011
West Columbia, SC	41,900	3,062	47,338	—	50,400	900	4/30/2012	2012
Applebee’s
Adrian, MI	(f)	312	1,537	—	1,849	87	10/13/2010	1995
Bartlett, TN	(f)	674	874	—	1,548	50	10/13/2010	1990
Chambersburg, PA	(f)	709	983	—	1,692	56	10/13/2010	1995
Elizabeth City, NC	(f)	392	1,282	—	1,674	91	3/31/2010	1997
Farmington, MO	(f)	360	1,483	—	1,843	105	3/31/2010	1999
Horn Lake, MS	(f)	646	813	—	1,459	46	10/13/2010	1994
Joplin, MO	(f)	578	1,290	—	1,868	92	3/31/2010	1994
Kalamazoo, MI	(f)	562	1,288	—	1,850	73	10/13/2010	1994
Lufkin, TX	(f)	617	1,106	—	1,723	63	10/13/2010	1998
Madisonville, KY	(f)	521	1,166	—	1,687	83	3/31/2010	1997
Marion, IL	(f)	429	1,165	—	1,594	83	3/31/2010	1998
Memphis, TN	(f)	779	1,112	—	1,891	79	3/31/2010	1999
Norton, VA	(f)	530	928	—	1,458	52	10/13/2010	2006
Owatonna, MN	(f)	590	1,439	—	2,029	82	10/13/2010	1996
Rolla, MO	(f)	569	1,370	—	1,939	97	3/31/2010	1997
Swansea, IL	(f)	559	1,036	—	1,595	59	10/13/2010	1998
Tyler, TX	(f)	852	1,418	—	2,270	81	10/13/2010	1993
Vincennes, IN	(f)	383	1,248	—	1,631	89	3/31/2010	1995
West Memphis, AR	(f)	518	829	—	1,347	47	10/13/2010	2006
Wytheville, VA	(f)	419	959	—	1,378	55	10/13/2010	1997

Appendix II-42

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Apollo Group
Phoenix, AZ	$79,000	$13,270	$123,533	$—	$136,803	$5,779	3/24/2011	2008
AT&T
Dallas, TX	17,350	887	24,073	—	24,960	2,234	5/28/2010	2001
Atascocita Commons
Humble, TX	28,250	13,051	39,287	(7)	52,331	2,663	6/29/2010	2008
Autozone
Blanchester, OH	535	160	755	—	915	57	6/9/2010	2008
Hamilton, OH	814	610	760	—	1,370	58	6/9/2010	2008
Hartville, OH	614	111	951	—	1,062	68	7/14/2010	2007
Hernando, MS	—	111	712	—	823	10	6/11/2012	2003
Mount Orab, OH	679	306	833	—	1,139	62	6/9/2010	2009
Nashville, TN	861	441	979	—	1,420	66	6/9/2010	2009
Pearl River, LA	719	193	1,046	—	1,239	68	6/30/2010	2007
Rapid City, SD	571	365	839	—	1,204	58	6/30/2010	2008
Trenton, OH	504	288	598	—	886	45	6/9/2010	2008
Banner Life
Urbana, MD	19,600	3,730	29,863	—	33,593	1,364	6/2/2011	2011
Belleview Plaza
Pensacola, FL	4,145	1,033	6,039	237	7,309	183	12/13/2011	2009
Benihana
Alpharetta, GA	—	625	1,033	—	1,658	10	8/21/2012	2003
Anchorage, AK	—	1,399	1,921	—	3,320	19	8/21/2012	1998
Dallas, TX	—	3,049	661	—	3,710	7	8/21/2012	1975
Farmington Hills, MI	—	1,413	2,699	—	4,112	27	8/21/2012	2012
Maple Grove, MN	—	1,279	2,419	—	3,698	23	8/21/2012	2006
North Bay Village, FL	—	2,763	1,015	—	3,778	10	8/21/2012	1972
Schaumburg, IL	—	1,876	1,275	—	3,151	15	8/21/2012	1992
Stuart, FL	—	2,059	1,227	—	3,286	12	8/21/2012	1976
Wheeling, IL	—	776	805	—	1,581	9	8/21/2012	2001
Best Buy
Bourbannais, IL	(f)	1,181	3,809	—	4,990	380	8/31/2009	1991
Coral Springs, FL	3,400	2,654	2,959	—	5,613	278	8/31/2009	1993
Indianapolis, IN	(f)	808	3,468	—	4,276	139	7/20/2011	2009
Kenosha, WI	(f)	1,470	4,518	—	5,988	176	7/12/2011	2008
Lakewood , CO	—	2,318	4,603	—	6,921	422	8/31/2009	1990
Marquette, MI	(f)	561	3,732	(2)	4,291	210	2/16/2011	2010
Montgomery, AL	3,148	986	4,116	—	5,102	285	7/6/2010	2003
Norton Shores, MI	(f)	1,323	3,489	—	4,812	166	3/30/2011	2001
Pineville, NC	5,296	1,611	6,003	—	7,614	339	12/28/2010	2003
Richmond, IN	(f)	359	3,644	—	4,003	138	7/27/2011	2011
Southaven, MS	(f)	1,258	2,901	—	4,159	108	9/26/2011	2007
Big O Tires
Phoenix, AZ	782	554	731	—	1,285	42	10/20/2010	2010
Bi-Lo Grocery
Greenwood, SC	(f)	189	3,288	—	3,477	144	5/3/2011	1999
Mt. Pleasant, SC	(f)	2,374	5,441	—	7,815	234	5/3/2011	2003
BJ’s Wholesale Club
Auburn, ME	(f)	4,419	8,603	—	13,022	397	9/30/2011	1995
Boynton Beach, FL	(f)	6,320	9,164	—	15,484	320	9/30/2011	2001
California (Lexington Park), MD	(f)	5,347	10,404	—	15,751	352	9/30/2011	2003
Deptford, NJ	11,004	1,764	13,244	—	15,008	476	9/30/2011	1995
Greenfield, MA	8,416	2,796	9,060	—	11,856	390	9/30/2011	1997

Appendix II-43

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Jacksonville, FL	(f)	$4,840	$13,342	$—	$18,182	$468	9/30/2011	2003
Lancaster, PA	13,621	3,586	14,934	—	18,520	536	9/30/2011	1986
Leominster, MA	(f)	5,227	13,147	—	18,374	572	9/30/2011	1993
Pembroke Pines, FL	8,446	5,162	7,122	—	12,284	251	9/30/2011	1997
Portsmouth, NH	(f)	6,980	13,264	—	20,244	613	9/30/2011	1993
Westminster, MD	13,978	5,712	13,238	—	18,950	484	9/30/2011	2001
Uxbridge (DC), MA	12,645	2,778	24,514	—	27,292	937	9/30/2011	2006
Bonefish
Gainesville, VA	(f)	1,234	1,491	—	2,725	30	3/14/2012	2004
Independence, OH	(f)	932	1,865	—	2,797	38	3/14/2012	2006
Lakeland, FL	(f)	767	1,484	—	2,251	30	3/14/2012	2003
Breakfast Pointe
Panama Beach City, FL	8,050	2,938	11,444	104	14,486	669	11/18/2010	2009
California Pizza Kitchen
Alpharetta, GA	(f)	1,322	2,224	—	3,546	85	7/7/2011	1994
Atlanta, GA	(f)	1,691	1,658	—	3,349	63	7/7/2011	1993
Grapevine, TX	(f)	1,271	1,742	—	3,013	66	7/7/2011	1994
Schaumburg, IL	(f)	1,283	2,175	—	3,458	82	7/7/2011	1995
Scottsdale, AZ	(f)	1,555	1,529	—	3,084	58	7/7/2011	1994
Camp Creek Marketplace
East Point, GA	42,000	5,907	63,695	463	70,065	3,005	5/13/2011	2003
Caremark Towers
Glenview, IL	25,155	3,357	32,822	170	36,349	1,324	11/3/2011	1980
Cargill
Blair, NE	2,515	263	4,160	—	4,423	321	3/17/2010	2009
Carmax
Austin, TX	9,900	3,268	15,016	—	18,284	899	8/25/2010	2004
Henderson, NV	(f)	3,092	12,994	—	16,086	473	9/21/2011	2002
Carraba’s
Bowie, MD	(f)	1,664	1,673	—	3,337	34	3/14/2012	2003
Brooklyn, OH	(f)	1,002	1,686	—	2,688	34	3/14/2012	2002
Columbia, SC	(f)	1,257	1,482	—	2,739	30	3/14/2012	2000
Duluth, GA	(f)	1,290	1,884	—	3,174	38	3/14/2012	2004
Johnson City, TN	(f)	1,292	1,782	—	3,074	36	3/14/2012	2003
Louisville, CO	(f)	797	1,218	—	2,015	25	3/14/2012	2000
Scottsdale, AZ	(f)	953	1,002	—	1,955	20	3/14/2012	2000
Tampa, FL	(f)	1,795	1,366	—	3,161	28	3/14/2012	1994
Washington Township, OH	(f)	881	1,529	—	2,410	31	3/14/2012	2001
Century Town Center
Vero Beach, FL	8,130	4,142	8,549	309	13,000	399	6/9/2011	2008
Children’s Courtyard
Grand Prairie, TX	(f)	225	727	—	952	38	12/15/2010	1999
Childtime Childcare
Bedford, OH	(f)	77	549	—	626	30	12/15/2010	1979
Modesto (Floyd), CA	(f)	265	685	—	950	41	12/15/2010	1988
Oklahoma City (Rockwell), OK	(f)	56	562	—	618	30	12/15/2010	1986
Oklahoma City (Western), OK	(f)	77	561	—	638	30	12/15/2010	1985
Chili’s
Flanders, NJ	1,508	624	1,472	—	2,096	95	6/30/2010	2003
Cigna
Phoenix, AZ	—	5,359	15,568	—	20,927	20	12/19/2012	2012
Plano, TX	31,400	7,782	38,237	—	46,019	3,402	2/24/2010	2009
Appendix II-44

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Cleveland Town Center
Cleveland, TN	$—	$1,623	$14,831	$—	$16,454	$455	12/20/2011	2008
CompUSA
Arlington, TX	1,770	1,215	1,426	65	2,706	116	10/18/2010	1992
ConAgra Foods
Milton, PA	16,245	3,404	22,867	209	26,480	947	6/14/2011	1991
Cost Plus
La Quinta, CA	—	1,073	3,590	—	4,663	4	12/31/2012	2007
Cracker Barrel
Abilene, TX	—	1,110	1,666	—	2,776	185	6/30/2009	2005
Bristol, VA	—	578	1,643	—	2,221	182	6/30/2009	2006
Columbus, GA	—	1,002	1,535	—	2,537	168	7/15/2009	2003
Fort Mill, SC	—	969	1,615	—	2,584	178	6/30/2009	2006
Greensboro, NC	—	1,127	1,473	—	2,600	164	6/30/2009	2005
Piedmont, SC	—	1,218	1,672	—	2,890	185	6/30/2009	2005
Rocky Mount, SC	—	920	1,433	—	2,353	161	6/30/2009	2006
San Antonio, TX	—	1,129	1,687	—	2,816	186	6/30/2009	2005
Sherman, TX	—	1,217	1,579	—	2,796	172	6/30/2009	2007
Waynesboro, VA	—	1,072	1,608	—	2,680	177	6/30/2009	2004
Crossroads Marketplace
Warner Robbins, GA	(f)	2,128	8,517	20	10,665	264	12/20/2011	2008
CSAA
Oklahoma City, OK	(f)	2,861	23,059	—	25,920	1,631	11/15/2010	2009
CVS
Anderson, SC	1,166	618	1,231	—	1,849	23	4/26/2012	1998
Athens, GA	(f)	1,907	3,234	—	5,141	170	12/14/2010	2009
Auburndale, FL	1,565	1,152	1,641	—	2,793	89	11/1/2010	1999
Bellevue, OH	1,011	175	1,777	—	1,952	51	11/4/2011	1998
Boca Raton, FL	2,625	—	2,862	—	2,862	150	12/14/2010	2009
Brownsville, TX	(f)	1,156	3,114	—	4,270	165	12/14/2010	2009
Cayce, SC	(f)	1,639	2,548	—	4,187	134	12/14/2010	2009
Charlotte, NC	(f)	1,147	1,660	—	2,807	74	4/26/2011	2008
Cherry Hill, NJ	(f)	6,236	—	—	6,236	—	10/13/2011	(g)
Chicago (W. 103rd St), IL	(f)	980	5,670	—	6,650	185	9/16/2011	2009
City of Industry, CA	2,500	—	3,270	—	3,270	171	12/14/2010	2009
Dolton, IL	(f)	528	4,484	—	5,012	175	7/8/2011	2008
Dover, DE	2,046	3,678	—	—	3,678	—	1/7/2011	(g)
Eden, NC	—	830	1,277	—	2,107	24	4/26/2012	1998
Edinburg, TX	2,003	1,133	2,327	—	3,460	202	8/13/2009	2008
Edison, NJ	(f)	3,159	—	—	3,159	—	4/13/2011	(g)
Evansville, IN	1,850	355	2,255	—	2,610	85	7/11/2011	2000
Fredericksburg, VA	—	1,936	3,737	—	5,673	371	1/6/2009	2008
Ft. Myers, FL	3,025	2,412	2,586	—	4,998	168	6/18/2010	2009
Gainesville, TX	2,215	432	2,350	—	2,782	135	12/23/2010	2003
Greenville, SC	1,840	1,206	1,531	—	2,737	28	4/26/2012	1998
Gulf Breeze, FL	1,079	1,843	—	—	1,843	—	10/12/2010	(g)
Jacksonville, FL	3,715	2,552	3,441	—	5,993	180	12/14/2010	2009
Kernersville, NC	—	905	1,209	—	2,114	22	4/26/2012	1998
Lake Havasu City, AZ	(f)	1,438	3,780	—	5,218	126	9/16/2011	2008
Lake Wales, FL	1,625	1,173	1,715	—	2,888	92	11/1/2010	1999
Lawrence, KS	2,908	1,080	3,491	—	4,571	186	12/14/2010	2009
Lawrenceville, GA	2,940	2,387	2,117	—	4,504	91	7/8/2011	2008
Lawrenceville, NJ	5,170	3,531	4,387	—	7,918	230	12/14/2010	2009

Appendix II-45

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Liberty, MO	—	$1,506	$2,508	—	$4,014	$219	8/13/2009	2009
Lynchburg, VA	1,748	723	2,122	—	2,845	134	10/12/2010	1999
Madison, NC	1,587	269	1,654	—	1,923	31	4/26/2012	1998
Madison Heights, VA	1,592	863	1,726	—	2,589	110	10/22/2010	1997
Meridianville, AL	1,990	1,021	2,454	—	3,475	189	12/30/2009	2008
Mineola, NY	2,280	—	3,166	—	3,166	166	12/14/2010	2008
Minneapolis, MN	(f)	260	4,447	—	4,707	250	12/14/2010	2009
Mishawaka, IN	2,258	422	3,469	(8)	3,883	201	9/8/2010	2006
Moonville, SC	1,163	757	1,024	—	1,781	19	4/26/2012	1998
Naples, FL	2,675	—	2,943	—	2,943	154	12/14/2010	2009
New Port Richey, FL	1,670	1,032	2,271	—	3,303	161	3/26/2010	2004
Noblesville, IN	—	1,084	2,684	—	3,768	233	8/13/2009	2009
Oak Forest, IL	—	1,235	2,731	—	3,966	236	8/13/2009	2009
Oklahoma City, OK	—	752	1,228	—	1,980	17	6/4/2012	1996
Phoenix, AZ	(f)	2,051	4,087	—	6,138	136	9/16/2011	2008
Ringgold, GA	1,948	961	2,418	—	3,379	159	8/31/2010	2007
Sherman, TX	(f)	935	2,646	—	3,581	105	6/10/2011	1999
Southaven (Goodman), MS	4,270	1,489	3,503	—	4,992	184	12/14/2010	2009
Southaven, MS	2,700	1,885	2,836	—	4,721	248	7/31/2009	2009
Sparks, NV	2,711	2,100	2,829	—	4,929	242	8/13/2009	2009
St. Augustine, FL	(f)	1,283	3,364	—	4,647	147	4/26/2011	2008
The Village, OK	3,425	1,039	2,472	—	3,511	127	12/14/2010	2009
Titusville, PA	(f)	849	1,499	—	2,348	43	11/4/2011	1998
Warren, OH	(f)	329	1,191	—	1,520	36	11/4/2011	1998
Weaverville, NC	3,098	1,559	3,365	—	4,924	199	9/30/2010	2009
CVS/Huntington Bank
Northville, MI	(f)	3,695	—	—	3,695	—	8/17/2011	(g)
Dahl’s Supermarket
Des Moines (Beaver), IA	(f)	373	2,825	—	3,198	128	6/15/2011	1985
Des Moines (Ingersoll), IA	(f)	1,968	7,786	—	9,754	318	6/15/2011	2011
Des Moines (Fleur), IA	(f)	453	1,685	—	2,138	77	6/15/2011	2002
Johnston, IA	(f)	1,948	5,548	—	7,496	231	6/15/2011	2000
Davita Dialysis
Augusta, GA	(f)	99	1,433	1	1,533	61	7/22/2011	2000
Casselberry, FL	(f)	313	1,556	1	1,870	50	12/9/2011	2007
Douglasville, GA	(f)	97	1,467	(1)	1,563	62	7/22/2011	2001
Ft. Wayne, IN	(f)	252	2,305	—	2,557	52	2/16/2012	2008
Grand Rapids, MI	(f)	123	1,372	—	1,495	79	4/19/2011	1997
Lawrenceville, NJ	(f)	518	2,217	—	2,735	48	3/23/2012	2009
Sanford, FL	(f)	426	2,015	—	2,441	66	12/19/2011	2005
Willow Grove, PA	(f)	273	2,575	—	2,848	92	10/28/2011	2010
Dell Perot
Lincoln, NE	(f)	1,607	17,059	—	18,666	1,173	11/15/2010	2009
Del Monte Plaza
Reno, NV	9,953	3,429	12,252	49	15,730	365	11/2/2011	2011
Denver West Plaza
Lakewood , CO	(f)	2,369	9,847	—	12,216	410	7/22/2011	2002
Dick’s Sporting Goods
Charleston, SC	(f)	3,060	3,809	—	6,869	190	8/31/2011	2005
Fort Gratiot, MI	3,411	699	4,826	—	5,525	86	6/29/2012	2010
Jackson, TN	(f)	1,433	3,988	—	5,421	302	2/25/2011	2007
Diamond Crossing
Anchorage, AK	7,980	5,753	8,769	—	14,522	312	9/27/2011	2007

Appendix II-46

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Dollar General
Cade, LA	$—	$178	$945	$—	$1,123	$1	12/18/2012	2012
Grambling, LA	—	509	718	—	1,227	2	11/30/2012	2012
Lake Charles, LA	—	351	716	—	1,067	2	11/30/2012	2012
Lakeland, FL	—	342	1,621	—	1,963	2	12/18/2012	2012
Lowell, OH	—	142	970	—	1,112	3	11/30/2012	2012
Lyerly, GA	—	230	781	—	1,011	3	11/30/2012	2012
Orange, TX	—	300	886	—	1,186	3	11/30/2012	2012
Phenix City, AL	—	255	721	—	976	3	11/30/2012	2012
Ponca City, OK	—	177	971	—	1,148	1	12/20/2012	2012
Tahlequah, OK	—	121	946	—	1,067	1	12/20/2012	2012
Vidor, TX	—	197	804	—	1,001	3	11/30/2012	2012
Wagoner, OK	—	23	954	—	977	1	12/20/2012	2012
Eastland Center
West Covina, CA	90,000	41,559	102,941	242	144,742	1,879	5/14/2012	1998
Encana Oil & Gas
Plano, TX	66,000	2,623	101,829	—	104,452	355	11/27/2012	2012
Emdeon
Nashville, TN	4,700	556	8,015	—	8,571	283	9/29/2011	2010
Evans Exchange
Evans, GA	6,730	2,761	7,996	—	10,757	517	6/10/2010	(g)
Experian
Schaumburg, IL	18,900	4,359	20,834	—	25,193	1,911	4/30/2010	1999
Fairlane Green
Allen Park, MI	24,000	14,975	27,109	165	42,249	855	2/22/2012	2005
Falcon Valley
Lenexa, KS	6,375	1,946	8,992	—	10,938	506	12/23/2010	2008
Family Dollar
Abbeville, LA	740	128	898	—	1,026	18	4/30/2012	2005
Alamogordo, NM	524	154	732	—	886	14	4/30/2012	2001
Alexandria, LA	458	136	548	—	684	11	4/30/2012	2005
Altha, FL	(f)	132	699	—	831	14	4/30/2012	2011
Apopka, FL	1,127	626	954	—	1,580	18	4/30/2012	2011
Avondale, AZ	974	566	1,014	—	1,580	19	4/30/2012	2002
Baton Rouge, LA	(f)	399	637	—	1,036	13	4/30/2012	2003
Battle Mountain, NV	(f)	162	1,230	—	1,392	24	4/30/2012	2009
Beaumont (College), TX	(f)	226	733	—	959	14	4/30/2012	2003
Beaumont (Highway 105), TX	654	229	700	—	929	14	4/30/2012	2003
Beaumont (Washington), TX	(f)	331	959	—	1,290	19	4/30/2012	2003
Beaver, UT	646	108	663	—	771	13	4/30/2012	2007
Berkeley, MO	969	263	1,045	—	1,308	20	4/30/2012	2003
Bethel, OH	852	275	974	—	1,249	13	7/11/2012	2005
Brazoria, TX	(f)	251	800	—	1,051	16	4/30/2012	2002
Bristol, FL	631	227	684	—	911	13	4/30/2012	2011
Bristol, VA	608	174	676	—	850	13	4/30/2012	1978
Brooklyn, MI	(f)	113	590	—	703	11	4/30/2012	2002
Burton, MI	866	132	842	—	974	16	4/30/2012	2003
Canton, OH	460	91	581	—	672	13	4/30/2012	2004
Casa Grande, AZ	(f)	92	716	—	808	14	4/30/2012	2003
Cleveland , OH	1,079	53	1,380	—	1,433	19	7/11/2012	2003
Cleveland (Pearl), OH	1,370	278	1,437	—	1,715	32	4/30/2012	1994
Clovis, NM	657	95	889	—	984	17	4/30/2012	2004
Cockrell Hill, TX	970	579	807	—	1,386	16	4/30/2012	2002

Appendix II-47

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Converse, TX	$409	$144	$501	$—	$645	$12	4/30/2012	2003
Coolidge, AZ	603	106	832	—	938	16	4/30/2012	2000
Dacano, CO	757	180	878	—	1,058	17	4/30/2012	2003
Dallas, TX	627	270	676	—	946	13	4/30/2012	2004
Deland, FL	1,057	548	1,014	—	1,562	19	4/30/2012	2011
Deltona (1401), FL	686	196	879	—	1,075	17	4/30/2012	2004
Deltona (2901), FL	1,042	277	1,048	—	1,325	20	4/30/2012	2011
Des Moines, IA	822	363	840	—	1,203	15	4/30/2012	2003
Dickinson, TX	681	163	811	—	974	16	4/30/2012	2010
El Dorado, AR	663	78	861	—	939	18	4/30/2012	2002
Farmerville, LA	722	146	704	—	850	14	4/30/2012	2003
Fort Dodge, IA	408	107	499	—	606	9	4/30/2012	2002
Fort Lupton, CO	916	197	1,061	—	1,258	21	4/30/2012	2003
Fort Meade, FL	417	214	555	—	769	11	4/30/2012	2000
Fort Mohave, AZ	(f)	266	627	—	893	13	4/30/2012	2001
Fort Myers, FL	973	254	995	—	1,249	20	4/30/2012	2002
Gainesville, FL	1,002	505	903	—	1,408	17	4/30/2012	2011
Gallup, NM	(f)	207	1,252	—	1,459	24	4/30/2012	2007
Green Bay, WI	(f)	312	916	—	1,228	18	4/30/2012	2011
Greenville, MS	(f)	138	782	—	920	15	4/30/2012	2011
Guadalupe, AZ	(f)	339	657	—	996	13	4/30/2012	2004
Gulfport, MS	(f)	375	1,045	—	1,420	20	4/30/2012	2007
Hernandez, NM	1,152	124	1,174	—	1,298	22	4/30/2012	2008
Homedale, ID	973	64	804	—	868	16	4/30/2012	2006
Hot Springs, AR	(f)	266	772	—	1,038	15	4/30/2012	2011
Houston (Freeway), TX	920	969	416	—	1,385	8	4/30/2012	1981
Houston (Jester), TX	(f)	106	631	—	737	12	4/30/2012	2002
Houston (Kuykendahl), TX	(f)	593	1,016	—	1,609	20	4/30/2012	2009
Houston (Mount), TX	(f)	150	893	—	1,043	17	4/30/2012	2002
Houston (Veterans), TX	911	358	883	—	1,241	17	4/30/2012	2002
Houston, TX	886	244	962	—	1,206	19	4/30/2012	2002
Hudson, MI	833	86	858	—	944	16	4/30/2012	2005
Indianapolis, IN	613	275	620	—	895	12	4/30/2012	2003
Jacksonville (Lem Turner), FL	1,028	605	866	—	1,471	17	4/30/2012	2008
Jacksonville (Moncrief), FL	789	333	812	—	1,145	16	4/30/2012	2011
Jacksonville, AR	571	135	701	—	836	15	4/30/2012	2002
Jemison, AL	757	145	923	—	1,068	18	4/30/2012	2011
Kansas City (Blue Ridge), MO	683	280	749	—	1,029	14	4/30/2012	2003
Kansas City (Meyer), MO	970	218	1,155	—	1,373	22	4/30/2012	2004
Kansas City (Prospect), MO	1,211	200	1,497	—	1,697	29	4/30/2012	2004
Kansas City (State), KS	982	247	1,127	—	1,374	22	4/30/2012	2002
Kentwood, LA	683	144	693	—	837	14	4/30/2012	2003
Kentwood, MI	739	307	699	—	1,006	13	4/30/2012	2001
Kingston, OK	(f)	25	571	—	596	11	4/30/2012	2000
Kissimmee, FL	970	679	804	—	1,483	15	4/30/2012	2011
Lake City, FL	622	174	785	—	959	15	4/30/2012	2011
Lakeland, FL	732	370	697	—	1,067	14	4/30/2012	2003
Las Vegas, NV	876	321	954	—	1,275	18	4/30/2012	2005
Leander, TX	557	314	503	—	817	13	4/30/2012	2004
Little Rock, AR	467	99	600	—	699	12	4/30/2012	2002
Loveland, OH	798	250	905	—	1,155	8	9/24/2012	2002
Lufkin, TX	1,153	231	1,323	—	1,554	26	4/30/2012	2004
Lynn, MA	1,222	824	980	—	1,804	19	4/30/2012	2003

Appendix II-48

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Macon, GA	$673	$226	$781	$—	$1,007	$15	4/30/2012	2011
Marshall, TX	(f)	91	610	—	701	12	4/30/2012	2001
McAllen, TX	857	247	774	—	1,021	15	4/30/2012	2004
Memphis (Austin), TN	(f)	295	859	—	1,154	17	4/30/2012	2004
Memphis (Lamar), TN	638	199	722	—	921	14	4/30/2012	2003
Memphis (Millbranch), TN	1,251	438	1,294	—	1,732	25	4/30/2012	2005
Memphis (Neely), TN	973	391	967	—	1,358	19	4/30/2012	2003
Mexia, TX	(f)	64	515	—	579	10	4/30/2012	2000
Middletown, OH	660	200	790	—	990	16	4/30/2012	2001
Milton, FL	644	229	695	—	924	14	4/30/2012	2010
Milwaukee, WI	970	253	1,067	—	1,320	21	4/30/2012	2003
Mohave Valley, AZ	(f)	256	364	—	620	8	4/30/2012	2003
Montgomery, AL	959	506	864	—	1,370	17	4/30/2012	2010
New Orleans, LA	1,146	683	915	—	1,598	18	4/30/2012	2005
Newaygo, MI	689	244	616	—	860	11	4/30/2012	2002
Noonday, TX	625	120	810	—	930	16	4/30/2012	2004
Ocala (28th St.), FL	(f)	236	942	—	1,178	18	4/30/2012	2006
Ocala (Maricamp), FL	968	348	1,017	—	1,365	19	4/30/2012	2011
Okeechobee, FL	894	395	956	—	1,351	18	4/30/2012	2011
Ormond Beach, FL	(f)	733	872	—	1,605	17	4/30/2012	2011
Palestine, TX	671	160	757	—	917	15	4/30/2012	2000
Pembroke Park, FL	1,141	668	930	—	1,598	18	4/30/2012	2006
Penn Yan, NY	525	286	501	—	787	10	4/30/2012	2003
Pensacola, FL	559	131	652	—	783	13	4/30/2012	2003
Petersburg, VA	948	250	924	—	1,174	18	4/30/2012	2003
Pharr, TX	969	287	628	—	915	13	4/30/2012	2002
Phoenix (McDowell), AZ	1,040	525	1,039	—	1,564	20	4/30/2012	2003
Phoenix (Southern), AZ	(f)	1,063	899	—	1,962	17	4/30/2012	2003
Plant City (Baker), FL	1,173	650	1,007	—	1,657	19	4/30/2012	2005
Plant City (Gordon), FL	(f)	356	935	—	1,291	18	4/30/2012	2004
Pontiac, MI	962	250	829	—	1,079	16	4/30/2012	2003
Port Arthur, TX	1,044	271	1,090	—	1,361	21	4/30/2012	2005
Princeton, IN	526	346	446	—	792	9	4/30/2012	2000
Raymondville, TX	542	120	609	—	729	12	4/30/2012	2002
Rio Grande, TX	(f)	201	852	—	1,053	17	4/30/2012	2003
Robstown, TX	550	59	759	—	818	19	4/30/2012	2003
Roswell, NM	766	128	928	—	1,056	18	4/30/2012	2004
Royse City, TX	972	530	802	—	1,332	16	4/30/2012	2002
Saginaw, MI	(f)	161	936	—	1,097	18	4/30/2012	2003
San Angelo, TX	891	283	952	—	1,235	22	4/30/2012	2011
San Antonio (Culebra), TX	864	396	851	—	1,247	20	4/30/2012	2004
San Antonio (Cupples), TX	1,143	226	1,373	—	1,599	34	4/30/2012	2004
San Antonio (Foster), TX	506	190	572	—	762	14	4/30/2012	2004
San Antonio (Marbach), TX	598	260	632	—	892	15	4/30/2012	2004
San Antonio (Valley Hi), TX	800	295	826	—	1,121	20	4/30/2012	2002
San Antonio (Zarzamora), TX	728	286	812	—	1,098	20	4/30/2012	2004
San Benito, TX	598	147	610	—	757	12	4/30/2012	2004
San Diego, TX	602	62	651	—	713	13	4/30/2012	2004
Seymour, IN	(f)	222	736	—	958	14	4/30/2012	2000
Shreveport, LA	892	228	784	—	1,012	15	4/30/2012	2005
St. Louis (Ferry), MO	(f)	343	989	—	1,332	19	4/30/2012	2003
St. Louis, MO	972	258	1,053	—	1,311	20	4/30/2012	2003
St. Peter, MN	409	105	559	—	664	13	4/30/2012	1960
Appendix II-49

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
St. Petersburg (34th), FL	$1,093	$802	$833	$—	$1,635	$16	4/30/2012	2011
Tallahassee, FL	(f)	674	748	—	1,422	15	4/30/2012	2011
Tampa (22nd St.), FL	1,005	584	912	—	1,496	18	4/30/2012	2008
Tampa (MLK), FL	1,168	886	869	—	1,755	17	4/30/2012	2011
Terre Haute, IN	394	90	542	—	632	10	4/30/2012	2011
Topeka, KS	(f)	265	1,243	—	1,508	24	4/30/2012	2004
Tyler, TX	416	107	509	—	616	10	4/30/2012	2003
Victoria, TX	(f)	399	164	—	563	3	4/30/2012	2003
Waco, TX	440	128	504	—	632	12	4/30/2012	2001
Family Fare Supermarket
Battle Creek, MI	(f)	1,400	5,754	—	7,154	292	1/31/2011	2010
FedEx
Beekmantown, NY	2,614	299	3,403	—	3,702	238	4/23/2010	2008
Bossier City, LA	(f)	197	4,139	—	4,336	267	11/1/2010	2009
Dublin, VA	(f)	159	2,765	—	2,924	163	10/21/2010	2008
Effingham, IL	7,040	1,321	11,137	—	12,458	859	12/29/2009	2008
Lafayette, IN	2,230	513	3,356	—	3,869	230	4/27/2010	2008
McComb, MS	(f)	569	2,396	—	2,965	109	5/5/2011	2008
Northwood, OH	2,410	457	3,944	—	4,401	250	8/17/2010	1998
Fire Mountain Restaurant
Bossier City, LA	—	1,045	1,537	—	2,582	70	4/29/2011	2004
Cullman, AL	—	865	1,185	—	2,050	56	4/29/2011	1996
Horn Lake, MS	—	846	1,270	—	2,116	60	4/29/2011	1995
Fleming’s Steakhouse
Englewood, CO	(f)	1,278	2,256	—	3,534	46	3/14/2012	2004
Folsum Gateway II
Folsum, CA	21,600	7,293	23,038	1,407	31,738	1,288	12/15/2010	2008
Food Lion
Moyock, NC	(f)	937	2,389	—	3,326	116	7/21/2011	1999
Garden Ridge
Stockbridge, GA	—	1,647	5,651	—	7,298	7	12/17/2012	1998
Giant Eagle
Lancaster, OH	7,800	2,283	11,700	—	13,983	657	10/29/2010	2008
Lewis Center, OH	10,843	2,345	15,440	—	17,785	510	10/5/2011	2000
Gahanna, OH	—	4,530	15,261	—	19,791	16	12/20/2012	2002
Glen’s Market
Manistee, MI	(f)	387	4,230	—	4,617	192	5/19/2011	2009
Glynn Isles Market
Brunswick, GA	(f)	2,578	31,677	—	34,255	1,155	9/29/2011	2007
Golden Corral
Akron, OH	1,166	531	1,384	—	1,915	27	5/16/2012	2003
Bakersfield, CA	—	2,011	1,990	—	4,001	44	3/21/2012	2011
Canton, OH	1,280	538	1,560	—	2,098	30	5/16/2012	2002
Cincinnati, OH	1,242	632	1,377	—	2,009	24	5/16/2012	1999
Clarksville, IN	1,589	734	1,815	—	2,549	31	5/16/2012	2002
Cleveland, OH	1,437	828	1,460	—	2,288	28	5/16/2012	2004
Dayton (Kingsridge), OH	(f)	416	1,028	—	1,444	18	5/16/2012	2000
Dayton (Miller), OH	1,638	712	1,859	—	2,571	32	5/16/2012	2002
Dayton, OH	(f)	580	1,097	—	1,677	20	5/16/2012	2000
Elyria, OH	1,160	1,057	879	—	1,936	19	5/16/2012	2004
Fairfield, OH	889	612	770	—	1,382	14	5/16/2012	1999
Grove City, OH	1,171	1,331	625	—	1,956	15	5/16/2012	2007
Independence, MO	(f)	1,046	2,074	—	3,120	73	9/28/2011	2010

Appendix II-50

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Louisville, KY	$—	$816	$951	$—	$1,767	$17	5/16/2012	2001
Monroeville, PA	(f)	1,330	489	—	1,819	12	5/16/2012	1982
Northfield, OH	(f)	906	340	—	1,246	11	5/16/2012	2004
Ontario, OH	1,339	477	1,784	—	2,261	33	5/16/2012	2004
Richmond, IN	—	505	715	—	1,220	13	5/16/2012	2002
San Angelo, TX	—	503	1,427	—	1,930	30	3/21/2012	2012
Spring, TX	—	2,567	1,385	—	3,952	28	4/5/2012	2011
Springfield, OH	689	501	606	—	1,107	12	5/16/2012	2000
Toledo, OH	—	744	2,056	—	2,800	38	5/16/2012	2004
Gold’s Gym
Broken Arrow, OK	—	753	5,481	—	6,234	69	8/15/2012	2009
Goodyear
Columbia, SC	—	524	1,768	8	2,300	29	5/23/2012	2010
Corpus Christi, TX	(f)	666	1,214	—	1,880	23	4/27/2012	2008
Cumming (Old Atlanta), GA	1,664	1,006	1,240	—	2,246	20	5/23/2012	2010
Cumming, GA	1,614	387	2,068	—	2,455	33	5/23/2012	2010
Greenway Commons
Houston, TX	33,000	35,421	28,002	5	63,428	638	3/23/2012	2008
Hanes Distribution
Rural Hall, NC	18,100	1,487	26,580	—	28,067	1,488	1/10/2011	1992
Harris Teeter
Durham, NC	1,700	2,852	—	—	2,852	—	7/31/2009	(g)
HealthNow
Buffalo, NY	42,500	1,699	69,587	150	71,436	4,047	12/16/2010	2007
HH Gregg Appliances
Chesterfield, MO	—	1,188	3,445	—	4,633	35	9/18/2012	2012
Joliet, IL	(f)	1,221	1,173	—	2,394	39	2/17/2012	2011
Merrillville, IN	(f)	319	3,617	112	4,048	100	2/17/2012	2011
North Charleston, SC	2,700	1,665	3,369	—	5,034	338	7/2/2009	2000
North Fayette, PA	(f)	1,561	1,941	—	3,502	69	10/14/2011	1999
Highlands Ranch
Highland Ranch, CO	3,475	2,017	3,713	—	5,730	153	8/16/2011	2007
Hillside Town Centre
Chicago, IL	—	7,677	16,199	—	23,876	168	9/28/2012	2009
Hobby Lobby
Concord , NC	(f)	1,425	3,703	—	5,128	135	12/12/2011	2004
Avon, IL	(f)	1,810	3,355	—	5,165	143	6/17/2011	2007
Logan, UT	(f)	1,379	2,804	—	4,183	106	10/20/2011	2008
Hobby Lobby Center
Greenville, SC	(f)	2,173	3,858	—	6,031	165	7/22/2011	2003
Home Depot
Evans, GA	5,551	5,561	—	—	5,561	—	6/11/2010	(g)
Kennesaw, GA	7,884	1,640	1,321	8,179	11,140	191	11/4/2011
Las Vegas , NV	(f)	7,167	—	—	7,167	—	4/15/2009	(g)
Odessa, TX	(f)	4,704	—	—	4,704	—	4/15/2009	(g)
San Diego, CA	6,350	10,288	—	—	10,288	—	4/15/2009	(g)
Slidell, LA	1,996	3,631	—	—	3,631	—	7/28/2010	(g)
Tolleson, AZ	17,050	3,461	22,327	—	25,788	1,390	7/30/2010	2009
Tucson, AZ	6,025	6,125	—	—	6,125	—	10/21/2009	(g)
Winchester, VA	14,900	1,724	20,703	196	22,623	1,720	10/21/2009	2008
Igloo
Katy, TX	20,300	4,117	32,552	—	36,669	2,172	5/21/2010	2004

Appendix II-51

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Indian Lakes Crossing
Virginia Beach, VA	$7,178	$7,010	$6,172	$—	$13,182	$158	1/31/2012	2008
Irving Oil
Belfast, ME	(f)	267	606	—	873	17	12/29/2011	1997
Bethel, ME	(f)	104	354	—	458	10	12/29/2011	1990
Boothbay Harbor, ME	(f)	399	403	—	802	11	12/29/2011	1993
Caribou, ME	(f)	130	375	—	505	11	12/29/2011	1990
Conway, NH	(f)	198	371	—	569	10	12/29/2011	2004
Dover, NH	(f)	416	477	—	893	13	12/29/2011	1988
Fort Kent, ME	(f)	220	405	—	625	11	12/29/2011	1988
Kennebunk, ME	(f)	313	659	—	972	19	12/29/2011	2002
Lincoln, ME	(f)	240	379	—	619	11	12/29/2011	1985
Orono, ME	(f)	195	240	—	435	7	12/29/2011	1984
Rochester, NH	(f)	344	476	—	820	14	12/29/2011	1970
Rutland, VT	(f)	178	214	—	392	6	12/29/2011	1984
Saco, ME	(f)	286	527	—	813	15	12/29/2011	1995
Skowhegan, ME	(f)	368	510	—	878	14	12/29/2011	1988
West Dummerston, VT	(f)	99	344	—	443	10	12/29/2011	1993
Westminster, VT	(f)	64	402	—	466	12	12/29/2011	1990
Jo-Ann’s
Shakopee, MN	—	787	1,527	—	2,314	13	9/1/2012	2012
Kingman Gateway
Kingman, AZ	—	1,418	3,085	—	4,503	129	8/16/2011	2009
Kirkland’s
Wilimington, NC	—	911	795	—	1,706	1	12/21/2012	2012
Kohl’s
Brownsville, TX	(f)	6,247	—	—	6,247	—	8/16/2011	(g)
Burnsville, MN	—	3,830	5,854	—	9,684	594	1/9/2009	1991
Columbia, SC	6,275	1,484	9,462	—	10,946	734	12/7/2009	2007
Fort Dodge, IA	(f)	1,246	2,922	—	4,168	82	12/14/2011	2011
McAllen, TX	3,591	1,094	5,565	—	6,659	402	3/26/2010	2005
Monroe, MI	5,146	880	4,044	—	4,924	163	6/30/2011	2006
Monrovia, CA	6,500	5,441	5,505	—	10,946	519	7/30/2009	1982
Onalaska, WI	3,550	1,541	5,148	—	6,689	298	12/13/2010	1992
Palm Coast, FL	(f)	10,900	—	—	10,900	—	3/10/2011	(g)
Rancho Cordova, CA	(f)	2,848	4,100	—	6,948	426	7/30/2009	1982
Rice Lake, WI	(f)	1,249	3,927	—	5,176	160	5/5/2011	2011
Saginaw, MI	(f)	1,062	5,941	—	7,003	272	3/10/2011	2011
Salina, KS	(f)	636	4,653	—	5,289	261	10/29/2010	2008
Spartanburg , SC	—	3,046	5,713	—	8,759	8	12/6/2012	2006
Tavares, FL	4,400	7,926	—	—	7,926	—	6/30/2009	(g)
Kohl’s Academy
Hixson, TN	—	1,297	8,935	—	10,232	30	11/13/2012	2011
Kohl’s Plaza
Napa, CA	(f)	1,573	15,630	(42)	17,161	569	8/23/2011	1983
Kum & Go
Sloan, IA	(f)	336	1,839	—	2,175	133	4/23/2010	2008
Story City, IA	(f)	216	1,395	—	1,611	113	2/25/2010	2006
Tipton, IA	(f)	289	1,848	—	2,137	126	5/28/2010	2008
West Branch, IA	(f)	132	808	—	940	66	2/25/2010	1997
Kyle Marketplace
Kyle, TX	24,750	5,954	36,810	71	42,835	1,036	12/30/2011	2007

Appendix II-52

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
L.A. Fitness
Avondale, AZ	(f)	$1,730	$5,750	$—	$7,480	$214	8/31/2011	2006
Broadview, IL	(f)	2,202	6,671	—	8,873	286	5/18/2011	2010
Carmel, IN	3,645	1,392	5,435	—	6,827	537	6/30/2009	2008
Dallas, TX	4,712	1,824	6,656	—	8,480	437	8/17/2010	2008
Denton, TX	3,960	1,635	5,082	—	6,717	396	3/31/2010	2009
Duncanville, TX	(f)	429	5,843	—	6,272	204	9/26/2011	2007
Easton, PA	(f)	765	6,622	—	7,387	133	4/27/2012	1979
Glendale, AZ	3,193	1,920	3,214	—	5,134	303	10/30/2009	2005
Highland, CA	4,700	1,255	6,777	—	8,032	533	2/4/2010	2009
Indianapolis, IN	(f)	2,029	4,184	—	6,213	200	3/31/2011	2009
Marana, CA	—	1,098	5,410	—	6,508	39	9/13/2012	2011
Oakdale, MN	4,749	1,667	5,674	—	7,341	343	9/30/2010	2009
Oswego, IL	(f)	1,958	6,280	—	8,238	132	3/23/2012	2008
Spring, TX	—	1,372	5,011	—	6,383	403	11/20/2009	2006
Lakeshore Crossing
Gainesville, GA	4,400	2,314	5,802	191	8,307	362	9/15/2010	1994
Lowe’s
Burlington, IA	(f)	1,134	5,677	—	6,811	107	4/27/2012	1996
Columbia, SC	(f)	9,565	—	—	9,565	—	2/10/2011	(g)
Denver, CO	—	12,634	—	—	12,634	—	2/2/2011	(g)
Kansas City, MO	4,250	4,323	—	—	4,323	—	11/20/2009	(g)
Las Vegas , NV	5,765	9,096	—	—	9,096	—	3/31/2009	(g)
Miamisburg, OH	6,375	2,155	6,320	—	8,475	262	9/9/2011	1994
Sanford, ME	4,672	8,482	—	—	8,482	—	6/28/2010	(g)
Ticonderoga, NY	4,345	7,344	—	—	7,344	—	8/31/2010	(g)
Macaroni Grill
Flanders, NJ	915	477	1,125	—	1,602	72	6/30/2010	2003
Mt. Laurel, NJ	713	791	1,612	—	2,403	104	6/30/2010	2004
West Windsor, NJ	1,043	515	932	—	1,447	60	6/30/2010	1998
Mattress Firm
Fairview Heights, IL	—	140	703	—	843	9	7/23/2012	1977
Melbourne, FL	—	361	768	—	1,129	5	10/5/2012	2011
MedAssets
Plano, TX	19,873	6,589	6,052	27,511	40,152	—	11/22/2011	(g)
Merrill Lynch
Hopewell Township, NJ	—	15,073	88,852	—	103,925	137	12/12/2012	2001
Michael’s
Lafayette, LA	(f)	1,345	2,570	—	3,915	70	3/9/2012	2011
Midtowne Park
Anderson, SC	16,645	5,765	18,119	—	23,884	506	12/20/2011	2008
MotoMart
Saint Charles, MO	(f)	990	1,609	—	2,599	34	3/30/2012	2009
Mueller Regional Retail District
Austin, TX	34,300	9,918	45,299	354	55,571	3,813	12/18/2009	2008
National Tire & Battery
Nashville, TN	799	372	1,138	—	1,510	82	4/21/2010	2010
Nature Coast Commons
Spring Hill, FL	21,850	6,114	19,094	536	25,744	956	6/21/2011	2009
Northern Tool & Equipment
Ocala, FL	1,650	1,167	1,796	—	2,963	143	5/20/2010	2009
North Point Shopping Center
Cape Coral, FL	(f)	1,244	8,152	(69)	9,327	389	4/13/2011	2008

Appendix II-53

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Office Depot
Alvin, TX	(f)	$567	$1,916	$—	$2,483	$105	11/4/2011	2009
Corsicana, TX	(f)	613	1,566	—	2,179	72	4/29/2011	2007
Houston, TX	(f)	1,667	1,856	—	3,523	82	4/29/2011	2009
Mobile, AL	(f)	553	1,708	—	2,261	91	4/29/2011	2008
Old Country Buffet
Coon Rapids, MN	—	1,291	1,229	—	2,520	56	4/29/2011	2003
On the Border
Alpharetta, GA	1,329	1,240	1,406	—	2,646	91	6/30/2010	1997
Auburn Hills, MI	1,283	859	1,976	—	2,835	128	6/30/2010	1999
Buford, GA	1,236	1,140	1,277	—	2,417	82	6/30/2010	2001
Burleson, TX	1,439	980	1,791	—	2,771	116	6/30/2010	2000
College Station, TX	1,376	1,242	1,402	—	2,644	91	6/30/2010	1997
Columbus, OH	1,925	1,245	1,410	—	2,655	91	6/30/2010	1997
Concord Mills, NC	1,363	1,296	1,350	—	2,646	87	6/30/2010	2000
Denton, TX	1,317	1,028	1,480	—	2,508	96	6/30/2010	2002
DeSoto, TX	1,482	838	1,915	—	2,753	125	6/30/2010	1983
Fort Worth, TX	1,575	1,188	1,857	—	3,045	120	6/30/2010	1999
Garland, TX	1,020	690	1,311	—	2,001	84	6/30/2010	2007
Kansas City, MO	1,454	904	1,403	—	2,307	90	6/30/2010	1997
Lee’s Summit, MO	1,200	845	1,331	—	2,176	86	6/30/2010	2002
Lubbock, TX	1,376	743	1,996	—	2,739	129	6/30/2010	1994
Mesa, AZ	1,804	1,121	1,468	—	2,589	95	6/30/2010	2002
Mt. Laurel, NJ	1,447	559	1,139	—	1,698	73	6/30/2010	2004
Naperville, IL	1,494	1,260	1,786	(66)	2,980	115	6/30/2010	1997
Novi, MI	1,177	653	1,837	—	2,490	119	6/30/2010	1997
Oklahoma City, OK	1,266	880	1,659	—	2,539	107	6/30/2010	1996
Peoria, AZ	1,562	1,071	1,245	—	2,316	81	6/30/2010	2002
Rockwall, TX	1,355	761	1,836	—	2,597	119	6/30/2010	1999
Rogers, AR	950	551	1,176	—	1,727	76	6/30/2010	2002
Tulsa, OK	1,427	952	1,907	—	2,859	124	6/30/2010	1995
West Springfield, MA	2,000	1,015	2,361	—	3,376	153	6/30/2010	1995
West Windsor, NJ	2,433	1,114	2,013	—	3,127	130	6/30/2010	1998
Woodbridge, VA	1,685	1,587	1,540	—	3,127	100	6/30/2010	1998
O’Reilly’s Auto Parts
Breaux Bridge, LA	401	91	608	—	699	43	3/15/2010	2009
Central, LA	(f)	75	737	—	812	29	6/10/2011	2010
Christiansburg, VA	646	205	763	—	968	40	12/23/2010	2010
Highlands, TX	485	217	605	—	822	33	12/23/2010	2010
Houston, TX	560	254	680	—	934	36	1/13/2011	2010
LaPlace, LA	507	221	682	—	903	48	3/12/2010	2008
Louisville, KY	—	494	844	—	1,338	10	7/10/2012	2011
New Roads, LA	410	111	616	—	727	44	3/12/2010	2008
Ravenna, OH	(f)	102	866	—	968	45	1/25/2011	2010
San Antonio, TX	703	356	853	—	1,209	45	12/23/2010	2010
Willard, OH	—	121	843	—	964	12	6/8/2012	2011
Outback Steakhouse
Baton Rouge, LA	1,080	567	1,178	—	1,745	24	3/14/2012	2001
Boardman Township, OH	1,700	690	2,052	—	2,742	41	3/14/2012	1995
Centennial, CO	1,560	1,150	1,274	—	2,424	26	3/14/2012	1996
Colonial Heights, VA	2,160	1,656	1,715	—	3,371	35	3/14/2012	2000
Conroe, TX	1,530	944	1,394	—	2,338	28	3/14/2012	2001
Fort Smith, AR	1,620	1,017	1,558	—	2,575	32	3/14/2012	1999
Appendix II-54

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Fort Wayne, IN	$1,570	$701	$1,806	$—	$2,507	$37	3/14/2012	2000
Garner, NC	1,580	1,005	1,508	—	2,513	30	3/14/2012	2004
Houston, TX	1,620	1,076	1,449	—	2,525	29	3/14/2012	1998
Independence, OH	(f)	695	1,398	—	2,093	28	3/14/2012	2006
Jacksonville, FL	1,620	836	1,601	—	2,437	32	3/14/2012	2001
Las Cruces, NM	1,120	491	1,299	—	1,790	26	3/14/2012	2000
Lees Summit, MO	920	522	921	—	1,443	19	3/14/2012	1999
Lexington, KY	1,820	1,153	1,587	—	2,740	32	3/14/2012	2002
McAllen, TX	770	426	665	—	1,091	13	3/14/2012	1999
Newport News, VA	2,060	1,577	1,430	—	3,007	29	3/14/2012	1993
Pittsburg, PA	1,630	999	1,627	—	2,626	33	3/14/2012	1995
Sebring , FL	1,470	810	1,617	—	2,427	33	3/14/2012	2001
Southgate, MI	1,680	809	2,010	—	2,819	41	3/14/2012	1994
Winchester, VA	2,190	1,508	1,848	—	3,356	37	3/14/2012	2006
Oxford Exchange
Oxford, GA	(f)	3,946	37,509	494	41,949	1,870	4/18/2011	2006
Owens Corning
Newark, OH	(f)	499	9,537	—	10,036	366	7/8/2011	2007
Petco
Dardenne Prairie, MO	(f)	781	1,525	—	2,306	81	2/22/2011	2009
Lake Charles, LA	2,145	412	2,852	—	3,264	168	10/25/2010	2008
Petsmart
Bellingham, WA	2,526	1,019	2,286	—	3,305	45	4/30/2012	1993
Boca Raton, FL	(f)	3,379	3,748	—	7,127	148	7/21/2011	2001
Braintree, MA	(f)	3,539	4,775	—	8,314	196	7/21/2011	1996
Dallas, TX	(f)	901	3,858	—	4,759	146	7/21/2011	1998
Evanston, IL	(f)	792	5,522	—	6,314	208	7/21/2011	2001
Flint, MI	(f)	565	2,986	—	3,551	153	7/21/2011	1996
Lake Mary, FL	(f)	2,035	2,323	—	4,358	99	7/21/2011	1997
Oxon Hill, MD	(f)	2,426	2,993	—	5,419	125	7/21/2011	1998
Parma, OH	(f)	866	2,848	—	3,714	103	8/4/2011	1996
Phoenix, AZ	51,250	3,750	80,003	304	84,057	3,166	8/23/2011	2008
Plantation, FL	(f)	1,077	3,868	—	4,945	153	7/21/2011	2001
Southlake, TX	(f)	2,653	3,748	—	6,401	143	7/21/2011	1998
Tallahassee, FL	(f)	1,221	1,341	—	2,562	65	7/21/2011	1998
Westlake Village, CA	(f)	1,892	4,908	—	6,800	208	7/21/2011	1998
Petsmart/Hallmark
Cincinnati, OH	—	942	3,417	—	4,359	99	2/14/2012	1998
Petsmart/Bevmo
Redding, CA	3,206	1,185	3,484	—	4,669	76	3/21/2012	1989
Petsmart/Travos Credit Union
Mercad, CA	2,974	1,389	3,135	—	4,524	69	3/21/2012	1993
Pick N Save Center
Wauwatosa, WI	—	2,787	12,081	—	14,868	14	12/21/2012	2012
Pier 1 Imports
Victoria, TX	—	390	1,500	—	1,890	19	7/2/2012	2011
Pinehurst Square West
Bismark, ND	(f)	3,690	5,564	—	9,254	420	1/28/2011	2006
PLS Financial Services
Calumet Park, IL	(f)	165	959	—	1,124	35	8/18/2011	2005
Chicago (Diversey), IL	(f)	301	566	—	867	20	8/18/2011	2001
Compton, CA	(f)	1,054	221	—	1,275	7	10/26/2011	2005
Dallas (Camp Wisdom), TX	(f)	283	351	—	634	13	8/18/2011	1983

Appendix II-55

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Dallas (Davis), TX	(f)	$156	$619	$—	$775	$23	8/18/2011	2003
Fort Worth, TX	(f)	181	688	—	869	25	8/18/2011	2003
Grand Prairie, TX	(f)	479	123	—	602	6	8/18/2011	1971
Houston, TX	(f)	175	262	—	437	11	8/18/2011	2005
Kenosha, WI	(f)	120	521	—	641	19	8/18/2011	2005
Mesa (Broadway), AZ	(f)	225	394	—	619	15	8/18/2011	2006
Mesquite, TX	(f)	197	712	—	909	26	8/18/2011	2006
Phoenix, AZ	(f)	183	670	—	853	19	11/4/2011	2006
Tucson, AZ	(f)	278	467	—	745	18	8/18/2011	2005
Prairie Market
Oswego, IL	12,500	12,997	10,840	106	23,943	646	12/3/2010	(g)
Publix
Mountain Brook, AL	3,275	2,492	2,830	—	5,322	231	12/1/2009	2004
RaceTrac
Atlanta, GA	(f)	989	1,074	—	2,063	31	12/21/2011	2004
Belleview, FL	(f)	882	2,712	—	3,594	79	12/21/2011	2007
Bessemer, AL	(f)	982	1,703	—	2,685	50	12/21/2011	2003
Denton, TX	(f)	960	1,690	—	2,650	48	12/21/2011	2003
Houston (Hwy 6N), TX	(f)	888	950	—	1,838	27	12/21/2011	1995
Houston (Kuykendahl), TX	(f)	1,043	1,036	—	2,079	30	12/21/2011	1997
Jacksonville, FL	(f)	1,178	2,462	—	3,640	73	12/21/2011	2011
Leesburg, FL	(f)	1,185	2,375	—	3,560	70	12/21/2011	2007
Mobile, AL	(f)	650	908	—	1,558	26	12/21/2011	1998
Red Oak Village
San Marcos, TX	12,480	4,222	16,434	—	20,656	1,004	12/23/2010	2008
Riverside Centre
St. Augustine, FL	(f)	1,368	3,148	267	4,783	150	6/8/2011	2007
Road Ranger
Winnebago, IL	—	638	3,129	—	3,767	30	8/30/2012	1998
RSA Security
Bedford, MA	51,400	13,692	67,747	—	81,439	1,024	7/25/2012	2001
Ryan’s
Asheville, NC	—	1,177	1,233	—	2,410	58	4/29/2011	1996
Beckley, WV	—	1,102	1,307	—	2,409	61	4/29/2011	1995
Columbus, GA	—	1,394	1,325	—	2,719	61	4/29/2011	2002
Commerce, GA	—	817	946	—	1,763	44	4/29/2011	1996
Jasper, AL	—	663	1,439	—	2,102	66	4/29/2011	2000
Owensboro, KY	—	1,239	893	—	2,132	41	4/29/2011	1997
Paducah, KY	—	1,013	858	—	1,871	40	4/29/2011	1995
Pearl, MS	—	913	1,135	—	2,048	53	4/29/2011	2000
Prattville, AL	—	876	1,125	—	2,001	52	4/29/2011	1997
Rome, GA	—	919	682	—	1,601	35	4/29/2011	1983
Sevierville, TN	—	725	673	—	1,398	31	4/29/2011	2003
Texas City, TX	—	677	1,593	—	2,270	73	4/29/2011	2002
Sam’s Club
Colorado Springs, CO	9,581	2,626	10,817	—	13,443	358	1/20/2012	1998
Douglasville, GA	(f)	2,016	9,290	—	11,306	416	7/28/2011	1999
Hoover, AL	(f)	2,083	9,223	—	11,306	1,013	1/15/2009	2000
Santa Rosa Commons
Pace, FL	13,000	2,887	19,811	112	22,810	892	6/30/2011	2008
San Tan Marketplace
Gilbert, AZ	27,400	10,800	40,312	—	51,112	885	3/30/2012	2005

Appendix II-56

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Shelby Corners
Utica, MI	(f)	$957	$2,753	$—	$3,710	$128	7/8/2011	2008
Sherwin Williams
Muskegon, MI	(f)	158	880	—	1,038	49	12/10/2010	2008
Sherwood Retail Center
Sherwood, AR	—	2,143	3,198	—	5,341	63	6/4/2012	2005
Shoppes at Port Arthur
Port Arthur, TX	8,077	2,618	11,463	—	14,081	741	10/12/2010	2008
Shoppes at Sherbrooke
Lake Worth, FL	—	3,161	5,609	55	8,825	115	4/27/2012	2004
Shoppes at Sugarmill Woods
Homosassa, FL	—	882	5,381	112	6,375	166	12/13/2011	2008
Silverado Plaza
Tucson, AZ	4,701	1,893	6,914	—	8,807	204	12/22/2011	1998
Sprouts
Centennial, CO	—	1,692	6,070	—	7,762	22	11/14/2012	2009
Staples
Houston, TX	1,815	1,020	2,232	—	3,252	151	6/17/2010	2008
Iowa City, IA	—	1,223	2,201	—	3,424	190	11/13/2009	2009
Pensacola, FL	(f)	1,503	2,011	—	3,514	125	1/6/2011	2010
Stearns Crossing
Bartlett, IL	7,060	3,733	7,649	76	11,458	484	12/9/2010	1999
St. Luke’s Urgent Care
Creve Coeur, MO	(f)	1,067	3,867	—	4,934	185	5/20/2011	2010
Stop & Shop
Cranston, RI	(f)	13,301	—	—	13,301	—	8/5/2011	(g)
Stamford, CT	14,900	12,881	14,592	—	27,473	926	7/30/2010	2006
Stripes
Andrews, TX	(f)	110	1,777	—	1,887	137	12/30/2009	2008
Brady, TX	—	205	2,628	—	2,833	30	8/30/2012	2007
Brownsville, TX	—	561	2,715	—	3,276	31	8/30/2012	2007
Carrizo Springs, TX	(f)	400	2,221	—	2,621	125	11/22/2010	2010
Corpus Christi (Everh), TX	—	882	2,645	—	3,527	30	8/30/2012	2007
Corpus Christi (Padre), TX	—	700	2,689	—	3,389	31	8/30/2012	2007
Corpus Christi, TX	—	684	1,606	—	2,290	20	8/30/2012	2007
Eagle Pass, TX	(f)	656	1,897	—	2,553	122	6/29/2010	2009
Edinburg (Hwy 107), TX	—	405	2,419	—	2,824	28	8/30/2012	2007
Edinburg (Raul), TX	—	408	1,997	—	2,405	23	8/30/2012	2007
Edinburg, TX	(f)	906	1,259	—	2,165	81	6/29/2010	1999
Fort Stockton, TX	(f)	1,035	3,319	—	4,354	284	12/30/2010	2010
Haskell, TX	(f)	93	2,130	—	2,223	121	11/22/2010	2010
Houston, TX	—	878	1,676	—	2,554	22	8/30/2012	2007
LaFeria, TX	(f)	321	1,271	—	1,592	99	12/30/2009	2008
Laredo (La Pita Mangana), TX	(f)	419	1,741	—	2,160	99	11/22/2010	2010
Laredo (Willow), TX	(f)	438	1,785	—	2,223	74	8/3/2011	2010
Midland, TX	—	1,152	3,945	—	5,097	44	8/30/2012	2006
Mission, TX	—	1,009	2,238	—	3,247	26	8/30/2012	2003
Odessa (Kermit), TX	—	733	5,594	—	6,327	58	8/30/2012	1998
Odessa, TX	(f)	139	2,175	—	2,314	186	6/30/2011	2011
Palmhurst, TX	(f)	467	448	—	915	29	6/29/2010	1986
Pharr, TX	(f)	384	1,712	—	2,096	133	12/30/2009	1997
Portales, NM	(f)	313	1,913	—	2,226	184	12/30/2010	2010
Rio Hondo, TX	(f)	273	1,840	—	2,113	141	12/30/2009	2007

Appendix II-57

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
San Angelo (Sherwood), TX	$—	$958	$2,704	$—	$3,662	$32	8/30/2012	2007
San Angelo, TX	—	601	3,609	—	4,210	38	8/30/2012	1997
San Benito (Ranchito), TX	(f)	401	1,967	—	2,368	126	6/29/2010	2010
Sunset Valley Shopping Center
Austin, TX	17,441	10,249	19,345	131	29,725	1,460	3/26/2010	2007
Sysmex
Lincolnshire, IL	22,500	3,778	41,462	736	45,976	58	8/31/2012	2010
Telegraph Plaza
Monroe, MI	—	1,076	5,059	—	6,135	253	6/30/2011	2006
The Crossing
Killeen, TX	(f)	1,280	6,767	(35)	8,012	284	7/20/2011	2011
The Forum
Fort Myers, FL	(f)	8,091	20,504	—	28,595	949	7/22/2011	2008
The Medicines Company
Parsippany, NJ	27,700	4,195	39,488	23	43,706	1,066	2/27/2012	2009
The Plaza
Queen Creek, AZ	7,290	2,659	9,523	—	12,182	418	8/12/2011	2007
Thornton’s
Bloomington, IL	953	777	1,031	—	1,808	58	12/17/2010	1992
Clarksville, IN	1,007	894	948	—	1,842	53	12/17/2010	2005
Edinburgh, IN	1,047	780	1,138	—	1,918	67	12/17/2010	1997
Evansville (Rosenberger), IN	1,032	727	1,039	—	1,766	63	12/17/2010	2007
Evansville, IN	1,082	674	1,040	—	1,714	65	12/17/2010	1998
Franklin Park, IL	1,628	1,427	1,373	—	2,800	79	12/17/2010	1999
Galloway, OH	953	578	1,134	—	1,712	66	12/17/2010	1998
Henderson (Green), KY	1,007	702	1,031	—	1,733	62	12/17/2010	2009
Henderson, KY	1,975	1,212	2,089	—	3,301	119	12/17/2010	2007
Jeffersonville, IN	1,439	1,475	1,057	—	2,532	64	12/17/2010	1995
Joliet, IL	1,761	1,209	1,789	—	2,998	101	12/17/2010	2000
Louisville, KY	1,037	684	1,154	—	1,838	66	12/17/2010	1994
Oaklawn, IL	1,111	1,233	667	—	1,900	42	12/17/2010	1994
Ottawa, IL	1,300	599	1,751	—	2,350	98	12/17/2010	2006
Plainfield, IL	1,102	829	1,166	—	1,995	67	12/17/2010	2005
Roselle, IL	1,399	926	1,425	—	2,351	83	12/17/2010	1996
Shelbyville, KY	1,116	533	1,356	—	1,889	81	12/17/2010	2007
South Elgin, IL	1,628	1,452	1,278	—	2,730	74	12/17/2010	2007
Springfield, IL	1,915	1,221	2,053	—	3,274	116	12/17/2010	2008
Summit, IL	1,116	1,316	662	—	1,978	37	12/17/2010	2000
Terre Haute, IN	1,350	908	1,409	(37)	2,280	83	12/17/2010	1999
Waukegan, IL	1,161	797	1,199	—	1,996	68	12/17/2010	1999
Westmont, IL	1,881	1,150	1,926	—	3,076	110	12/17/2010	1997
Tire Kingdom
Auburndale, FL	1,205	625	1,487	—	2,112	94	7/20/2010	2010
Toys R Us/Mr. Hero
Parma, OH	—	1,192	2,151	—	3,343	60	4/11/2012	1986
Toys R Us/Babies R Us
Coral Springs, FL	—	2,507	4,675	—	7,182	43	9/27/2012	2010
Tractor Supply
Alamogordo, NM	1,943	529	2,188	—	2,717	41	4/20/2012	2011
Alton, IL	1,404	419	2,009	—	2,428	129	8/13/2010	2008
Augusta, ME	1,423	362	2,121	—	2,483	133	10/12/2010	2009
Bainbridge, GA	(f)	456	1,812	—	2,268	60	11/16/2011	2008
Ballinger, TX	1,248	369	1,841	—	2,210	130	5/21/2010	2010

Appendix II-58

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Belchertown, MA	$1,823	$1,001	$2,149	$—	$3,150	$160	6/29/2010	2008
Columbia, SC	(f)	773	1,794	—	2,567	41	3/30/2012	2011
Del Rio, TX	1,113	657	1,387	—	2,044	131	7/27/2009	2009
Dixon, CA	2,962	848	3,528	—	4,376	223	9/24/2010	2007
Edinburg, TX	1,451	571	2,051	—	2,622	190	7/27/2009	2009
Franklin, NC	1,480	422	1,914	—	2,336	118	11/30/2010	2009
Gibsonia, PA	1,648	726	2,074	—	2,800	155	5/5/2010	2010
Glenpool, OK	1,180	174	1,941	—	2,115	137	5/4/2010	2009
Gloucester, NJ	2,600	1,590	2,962	—	4,552	253	12/17/2009	2009
Grayson, KY	(f)	406	1,967	—	2,373	76	6/30/2011	2011
Hamilton, OH	932	418	1,045	—	1,463	70	9/17/2010	1975
Irmo, SC	1,125	697	1,501	—	2,198	165	10/15/2009	2009
Jackson, CA	—	1,062	3,620	—	4,682	4	12/18/2012	2012
Jefferson City, MO	1,125	398	1,269	—	1,667	76	11/9/2010	2009
Kenedy, TX	1,220	215	1,985	—	2,200	144	4/29/2010	2009
Lawrence, KS	1,377	427	2,016	—	2,443	119	9/24/2010	2010
Little Rock, AR	1,500	834	1,223	—	2,057	74	11/9/2010	2009
Middletown, DE	—	1,306	2,703	—	4,009	42	6/29/2012	2007
Mishawaka, IN	(f)	450	1,856	—	2,306	60	11/18/2011	2011
Murphy, NC	1,402	789	1,580	—	2,369	120	5/21/2010	2010
Nixa, MO	1,346	430	1,697	—	2,127	101	9/24/2010	2009
Pearsall, TX	1,199	120	2,117	—	2,237	154	4/9/2010	2009
Rincon, GA	(f)	678	1,509	—	2,187	65	8/23/2011	2007
Roswell, TX	1,180	728	1,469	—	2,197	138	7/27/2009	2009
Sedalia, MO	1,090	414	1,567	—	1,981	87	12/10/2010	2010
Sellersburg, IN	1,433	815	1,426	—	2,241	89	9/13/2010	2010
Southwick, MA	2,428	1,521	2,261	—	3,782	169	6/29/2010	2008
St. John, IN	2,247	360	3,445	—	3,805	235	7/28/2010	2007
Stillwater, OK	1,205	163	1,999	—	2,162	141	5/4/2010	2008
Summerdale, AL	1,210	238	1,783	—	2,021	139	4/14/2010	2010
Troy, MO	1,286	623	1,529	—	2,152	100	8/13/2010	2009
Tuscaloosa, AL	—	641	1,951	—	2,592	7	11/21/2012	2012
Union, MO	1,404	512	1,784	—	2,296	115	8/13/2010	2008
Wauseon, OH	1,374	596	1,563	—	2,159	110	9/13/2010	2007
Trader Joe’s
Lexington, KY	3,519	2,431	3,233	—	5,664	48	7/17/2012	2012
Sarasota, FL	—	1,748	4,959	—	6,707	43	9/25/2012	2008
Tutor Time
Austin, TX	(f)	216	1,445	—	1,661	88	12/15/2010	2000
Downingtown, PA	(f)	143	1,473	—	1,616	84	12/15/2010	1998
Ulta Salon
Jackson, TN	1,454	557	1,832	—	2,389	127	11/5/2010	2010
Fort Gratiot, MI	1,104	289	1,382	—	1,671	19	6/29/2012	2012
United Technologies
Bradenton, FL	10,050	2,094	16,618	—	18,712	541	12/8/2011	2004
University Plaza
Flagstaff, AZ	8,350	3,008	11,545	845	15,398	1,130	11/17/2009	1982
USAA
Fayetteville, NC	—	636	1,512	—	2,148	16	8/29/2012	2012
VA Clinic
Oceanside, CA	27,750	4,373	36,082	—	40,455	1,027	12/22/2011	2010
Valley Blend
Huntsville, AL	—	9,051	55,664	—	64,715	63	12/19/2012	2001
Appendix II-59

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Volusia Square
Daytona Beach, FL	$16,557	$7,004	$22,427	$(25)	$29,406	$1,495	11/12/2010	2010
Walgreens
Albuquerque, NM	(f)	1,066	1,870	76	3,012	54	11/17/2011	1996
Anthony, TX	(f)	1,125	2,831	—	3,956	112	8/29/2011	2008
Appleton (Meade), WI	1,880	885	2,505	—	3,390	183	2/3/2010	2008
Appleton(Northland), WI	2,736	1,385	3,249	—	4,634	237	2/18/2010	2008
Augusta, ME	3,157	2,271	3,172	—	5,443	231	3/5/2010	2007
Bartlett, TN	(f)	1,716	1,516	—	3,232	58	8/1/2011	2001
Baytown, TX	2,480	1,151	2,786	—	3,937	208	2/23/2010	2009
Beloit, WI	2,184	763	3,064	—	3,827	205	5/20/2010	2008
Birmingham, AL	1,560	660	2,015	—	2,675	152	3/30/2010	1999
Brooklyn Park, MD	2,226	1,323	3,301	—	4,624	254	12/23/2009	2008
Brownwood, TX	(f)	1,511	3,527	—	5,038	165	3/30/2011	2008
Cape Carteret, NC	2,400	971	2,461	—	3,432	99	8/15/2011	2008
Chicago (79th St.), IL	(f)	976	2,116	—	3,092	87	5/5/2011	2003
Chicago (N. Canfield), IL	(f)	818	3,317	—	4,135	143	4/28/2011	2000
Chickasha, TX	1,869	746	2,900	—	3,646	245	10/14/2009	2007
Clarkston, MI	(f)	1,506	2,885	—	4,391	111	6/24/2011	2001
Cleveland (Clark), OH	2,692	451	4,312	—	4,763	313	2/10/2010	2008
Country Club Hills, MO	(f)	717	3,697	—	4,414	168	3/9/2011	2009
Decatur, GA	(f)	1,490	2,167	—	3,657	96	5/5/2011	2001
Denton, TX	—	887	3,535	—	4,422	310	7/24/2009	2009
Dubuque, IA	(f)	825	3,259	—	4,084	122	8/12/2011	2008
Durham (Guess), NC	2,871	1,315	3,225	—	4,540	203	7/20/2010	2010
Durham (Highway 54), NC	2,849	2,067	2,827	—	4,894	197	4/28/2010	2008
Edmond, OK	2,250	901	2,656	—	3,557	263	7/7/2009	2000
Elgin, IL	2,260	1,561	2,469	—	4,030	192	12/30/2009	2002
Fayetteville, NC	(f)	916	4,118	—	5,034	216	12/30/2010	2009
Fort Mill, SC	2,272	1,137	2,532	—	3,669	166	6/24/2010	2010
Framingham, MA	3,046	2,234	2,852	—	5,086	220	1/19/2010	2007
Fredericksburg, VA	3,773	2,729	4,072	—	6,801	405	1/9/2009	2008
Goose Creek, SC	2,700	1,277	3,240	—	4,517	267	10/29/2009	2009
Grand Junction , CO	—	1,041	3,215	—	4,256	271	9/30/2009	2009
Grayson, GA	2,720	1,129	2,965	—	4,094	157	12/7/2010	2004
Greenville, NC	3,030	645	3,532	—	4,177	261	2/19/2010	2009
Independence, MO	(f)	1,240	2,436	—	3,676	105	5/5/2011	2001
Indianapolis, IN	—	842	4,798	—	5,640	476	1/6/2009	2008
Janesville (W Court), WI	2,235	689	3,099	—	3,788	213	4/13/2010	2010
Janesville, WI	2,640	1,423	3,776	—	5,199	291	12/18/2009	2008
Kingman, AZ	2,997	839	4,369	—	5,208	318	2/25/2010	2009
La Crosse, WI	(f)	1,638	3,107	—	4,745	128	5/6/2011	2009
Lafayette, IN	2,350	635	2,425	—	3,060	111	3/31/2011	2008
Lancaster (Palmdale), CA	2,719	1,349	3,219	—	4,568	216	5/17/2010	2009
Lancaster, SC	2,980	2,021	2,970	—	4,991	219	2/19/2010	2009
Leland, NC	2,472	1,252	2,835	—	4,087	179	7/15/2010	2008
Liberty Township, OH	(f)	1,353	3,285	—	4,638	153	3/31/2011	2011
Loves Park, IL	1,767	892	2,644	—	3,536	199	1/19/2010	2008
Machesney Park, IL	1,869	875	2,918	—	3,793	225	12/16/2009	2008
Madisonville, KY	(f)	1,083	2,517	—	3,600	101	6/28/2011	2007
Matteson, IL	2,450	430	3,246	—	3,676	174	11/30/2010	2008
Medina, OH	(f)	829	2,966	—	3,795	126	5/5/2011	2001
Muscatine, IA	(f)	532	2,450	—	2,982	105	5/5/2011	2001

Appendix II-60

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
New Albany, OR	(f)	$1,095	$2,533	$—	$3,628	$136	12/2/2010	2006
North Mankato, MN	2,530	1,841	2,572	—	4,413	182	3/18/2010	2008
North Platte, NE	2,328	1,123	3,367	—	4,490	246	2/23/2010	2009
Omaha, NE	2,580	1,183	3,734	—	4,917	273	2/25/2010	2009
Papillion, NE	1,967	1,039	2,731	—	3,770	222	10/6/2009	2009
Pueblo, CO	(f)	510	2,651	—	3,161	138	12/7/2010	2003
Roanoke, VA	(f)	1,042	3,923	—	4,965	176	4/26/2011	2009
Rocky Mount, NC	2,995	1,419	3,516	—	4,935	236	5/26/2010	2009
South Bend (Ironwood), IN	3,120	1,538	3,657	—	5,195	283	12/21/2009	2006
South Bend, IN	—	1,234	3,245	—	4,479	255	11/18/2009	2007
Spearfish, SD	2,426	1,028	3,355	—	4,383	274	10/6/2009	2008
Springdale, AR	3,025	1,099	3,535	—	4,634	143	6/29/2011	2009
St. Charles, IL	2,030	1,457	2,243	—	3,700	175	12/30/2009	2002
Stillwater, OK	(f)	562	2,903	8	3,473	289	7/21/2009	2000
Tucson (Harrison), AZ	2,910	1,415	3,075	—	4,490	160	12/7/2010	2004
Tucson (River), AZ	(f)	1,353	3,390	—	4,743	186	11/12/2010	2003
Tulsa, OK	2,016	1,130	2,414	—	3,544	249	1/6/2009	2001
Twin Falls, ID	2,432	1,088	3,153	—	4,241	240	1/14/2010	2009
Union City, GA	(f)	916	3,120	—	4,036	112	9/9/2011	2005
Warner Robins, GA	—	1,171	2,585	—	3,756	219	10/20/2009	2007
Watertown, NY	(f)	2,696	2,545	—	5,241	117	7/26/2011	2006
Wichita, KS	(f)	667	2,727	—	3,394	101	8/1/2011	2000
Wilmington, NC	(f)	1,126	3,704	—	4,830	163	4/21/2011	2010
Xenia, OH	(f)	840	3,575	—	4,415	112	10/4/2011	2009
Wal-Mart
Albuquerque, NM	9,698	14,432	—	—	14,432	—	3/31/2009	(g)
Cary, NC	—	2,749	5,062	—	7,811	7	12/21/2012	2005
Douglasville, GA	(f)	4,781	13,166	—	17,947	628	7/28/2011	1999
Lancaster, SC	—	2,664	10,223	—	12,887	359	12/21/2011	1999
Las Vegas , NV	7,925	13,237	—	—	13,237	—	3/31/2009	(g)
Pueblo, CO	8,250	1,877	10,162	—	12,039	679	11/12/2010	1998
Riverside, CA	55,000	12,078	72,714	—	84,792	2,676	7/25/2011	2011
Waterside Marketplace
Chesterfield, MI	19,350	8,078	15,727	911	24,716	1,463	12/20/2010	2007
WaWa
Gap, PA	—	912	4,550	—	5,462	45	8/29/2012	2005
Portsmouth, VA	1,241	2,080	—	—	2,080	—	9/30/2010	(g)
Wells Fargo
Hillsboro, NH	13,500	8,088	15,955	—	24,043	1,247	12/8/2010	1979
Wendy’s
Avon (10565 US36), IN	—	820	636	—	1,456	1	12/27/2012	1999
Avon (5201 US36), IN	—	686	596	—	1,282	1	12/27/2012	1990
Bellingham, WA	—	395	574	—	969	1	12/27/2012	1994
Bothell, WA	—	317	407	—	724	—	12/27/2012	2004
Carmel (116th St), IN	—	881	73	—	954	—	12/27/2012	1980
Carmel (Michigan Rd), IN	—	826	556	—	1,382	1	12/27/2012	2001
Fishers (116th St), IN	—	722	561	—	1,283	1	12/27/2012	1999
Fishers (Olivia), IN	—	559	652	—	1,211	1	12/27/2012	2012
Greenfield, IN	—	343	390	—	733	—	12/27/2012	1980
Henderson (Eastern), NV	—	589	643	—	1,232	1	12/27/2012	2000
Henderson (Green), NV	—	748	926	—	1,674	1	12/27/2012	1997
Henderson (Lake), NV	—	670	507	—	1,177	1	12/27/2012	1999
Indianapolis, IN	—	641	533	—	1,174	1	12/27/2012	1993

Appendix II-61

		Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2012(b)(c)	Accumulated Depreciation(d)(e)	Date Acquired	Date Constructed
Description (a)	Encumbrances	Land	Buildings & Improvements
Las Vegas (Lake Mead), NV	$—	$460	$609	$—	$1,069	$1	12/27/2012	1995
Las Vegas (Nellis), NV	—	647	514	—	1,161	1	12/27/2012	1984
Las Vegas (Rancho), NV	—	755	809	—	1,564	1	12/27/2012	1991
Las Vegas (W Flamingo), NV	—	556	552	—	1,108	1	12/27/2012	1986
Las Vegas (Charleston), NV	—	761	625	—	1,386	1	12/27/2012	1976
Las Vegas (E. Flamingo), NV	—	319	539	—	858	1	12/27/2012	1976
Lebanon, IN	—	1,445	767	—	2,212	1	12/27/2012	2012
Noblesville, IN	—	546	69	—	615	—	12/27/2012	2012
Port Angeles, WA	—	437	1,237	—	1,674	1	12/27/2012	1980
Redmond, WA	—	730	246	—	976	—	12/27/2012	1977
San Antonio (De Zavala), TX	—	927	520	—	1,447	1	12/27/2012	1995
San Antonio (Loop 410), TX	—	627	461	—	1,088	—	12/27/2012	1990
San Antonio (Southcross), TX	—	572	927	—	1,499	1	12/27/2012	1992
San Antonio (Stone Oak), TX	—	863	248	—	1,111	—	12/27/2012	2000
San Antonio, TX	—	1,108	244	—	1,352	—	12/27/2012	2003
San Marcos, TX	—	575	778	—	1,353	1	12/27/2012	2002
Schertz, TX	—	984	213	—	1,197	—	12/27/2012	1994
Selma, TX	—	1,368	252	—	1,620	—	12/27/2012	2003
Silverdale, WA	—	1,144	1,777	—	2,921	2	12/27/2012	1995
West Marine
Fort Lauderdale, FL	(f)	3,772	6,685	—	10,457	148	3/15/2012	2011
Harrison Township, MI	(f)	666	2,623	—	3,289	50	4/30/2012	2009
West/East Valley Shopping Center
Saginaw, MI	—	299	3,111	—	3,410	5	12/31/2012	2009
Saginaw (East), MI	—	729	19,679	—	20,408	33	12/31/2012	1996
Whittwood Town Center
Whittier, CA	43,000	35,268	64,486	408	100,162	5,081	8/27/2010	2006
White Oak Village
Richmond, VA	34,250	12,243	44,405	—	56,648	481	8/30/2012	2008
Whole Foods
Hinsdale, IL	5,710	4,227	6,749	—	10,976	491	5/28/2010	1999
Widewater Village
Uniontown, PA	—	1,785	4,208	—	5,993	103	4/30/2012	2008
Winchester Station
Winchester, VA	17,000	4,743	24,724	—	29,467	834	9/29/2011	2005
	2,415,190	1,495,935	4,372,195	46,399	5,914,529

(a)	As of December 31, 2012, the Company owned 807 single-tenant retail properties, 120 single-tenant freestanding commercial properties, 70 multi-tenant retail properties, 16 office and industrial properties and one land parcel.
(b)	The aggregate cost for federal income tax purposes is approximately $6.9 billion.

Appendix II-62

COLE CREDIT PROPERTY TRUST III, INC.
SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(in thousands)

(c)	The following is a reconciliation of total real estate carrying value for the years ended December 31:

	2012	2011	2010
Balance, beginning of period	$4,498,384	$2,572,898	$596,425
Additions
Acquisitions	1,743,548	1,922,180	1,975,533
Improvements	98,337	3,376	1,003
Adjustment to basis	—	—	—
Total additions	1,841,885	1,925,556	1,976,536
Deductions
Cost of real estate sold	(425,577)	—	—
Other (including provisions for impairment of real estate assets)	(163)	(70)	(63)
Total deductions	(425,740)	(70)	(63)
Balance, end of period	$5,914,529	$4,498,384	$2,572,898
(d)	The following is a reconciliation of accumulated depreciation for the years ended December 31:

	2012	2011	2010
Balance, beginning of period	$98,707	$28,868	$3,178
Additions
Acquisitions – Depreciation Expense for Building, Acquisitions Costs & Tenant Improvements Acquired	109,614	69,756	25,672
Improvements – Depreciation Expense for Tenant Improvements and Building Equipment	919	83	18
Total additions	110,533	69,839	25,690
Deductions
Cost of real estate sold	(20,541)	—	—
Other (including provisions for impairment of real estate assets)	—	—	—
Total deductions	(20,541)	—	—
Balance, end of period	$188,699	$98,707	$28,868
(e)	The Company’s assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, tenant improvements and lease intangibles are amortized over the respective lease term and buildings are depreciated over 40 years.
(f)	Property is included in the Credit Facility’s underlying collateral pool of 309 commercial properties. As of December 31, 2012, the Company had $767.8 million outstanding under the Credit Facility.
(g)	Subject to a ground lease and therefore date constructed is not applicable.

Appendix II-63

COLE CREDIT PROPERTY TRUST III, INC.
SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
(in thousands)

Mortgage Loans Receivable	Description	Location	Interest Rate as of December 31, 2012(a)	Final Maturity Date	Periodic Payment Terms(b)	Prior Liens	Outstanding Face Amount of Mortgages (in thousands)	Carrying Amount of Mortgages (in thousands)(c)
Consol Energy Notes	Office	(d)	5.93%	10/1/2018	P & I	None	$72,860	$64,923
Junior Mezzanine Note	Retail	(e)	9.50%	7/1/2015	I	None	25,000	25,435
							$97,860	$90,358

(a)	Represents the interest rate in effect under the loan as of December 31, 2012.
(b)	P & I = Principal and interest payments; I = Interest only.
(c)	The aggregate cost for Federal Income Tax purposes is $87.7 million
(d)	The Consol Energy Notes are secured by two office buildings located in Pennsylvania.
(e)	The Junior Mezzanine Note is secured by 15 commercial retail centers located in various states.

The following shows changes in the carrying amounts of mortgage loans receivable during the period (in thousands):

	2012	2011	2010
Balance, beginning of period	$64,683	$63,933	$—
Additions:
New mortgage loans	25,000	—	74,000
Discount on new mortgage loans and capitalized loan costs	—	—	(12,000)
Acquisition costs related to investment in mortgage notes receivable	500	—	1,291
Deductions:
Collections of principal	(864)	(276)	—
Accretion of discount and amortization of premium and capitalized loan costs	1,039	1,026	642
Balance, end of period	$90,358	$64,683	$63,933

Appendix II-64

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2013	December 31, 2012
ASSETS
Investment in real estate assets:
Land	$1,531,115	$1,490,843
Buildings and improvements, less accumulated depreciation of $277,770 and $187,870, respectively	4,386,349	4,222,363
Acquired intangible lease assets, less accumulated amortization of $174,831 and $122,258, respectively	828,801	860,963
Total investment in real estate assets, net	6,746,265	6,574,169
Investment in notes receivable, net	90,497	90,358
Investment in marketable securities	11,154	51,103
Investment in marketable securities pledged as collateral	260,790	266,098
Investment in unconsolidated entities	92,035	96,785
Total investment in real estate assets and related assets, net	7,200,741	7,078,513
Assets related to real estate held for sale, net	60,739	15,485
Cash and cash equivalents	185,786	192,504
Restricted cash	31,170	18,444
Rents and tenant receivables, less allowance for doubtful accounts of $496 and $337, respectively	105,867	79,760
Intangible and other assets, net	110,591	11,790
Deferred financing costs, less accumulated amortization of $18,372 and $23,105, respectively	59,275	57,229
Goodwill	258,876	—
Leasehold improvements and property and equipment, net	21,005	—
Due from affiliates	13,445	—
Total assets	$8,047,495	$7,453,725
LIABILITIES AND EQUITY
Notes payable and other borrowings	$3,836,596	$3,292,048
Accounts payable and accrued expenses	75,338	42,756
Due to affiliates	—	4,525
Acquired below market lease intangibles, less accumulated amortization of $23,430 and $16,389, respectively	113,878	113,607
Dividends payable	28,720	26,399
Contingent consideration	260,227	5,341
Deferred rent, derivative and other liabilities	49,298	51,317
Liabilities related to real estate held for sale, net	35,370	322
Total liabilities	4,399,427	3,536,315
Commitments and contingencies
Redeemable common stock	—	234,578
EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 990,000,000 shares authorized, 469,364,805 and 479,547,099 shares outstanding, respectively	4,693	4,795
Capital in excess of par value	4,181,120	4,068,015
Accumulated dividends in excess of earnings	(572,310)	(416,886)
Accumulated other comprehensive income	18,020	23,101
Total stockholders’ equity	3,631,523	3,679,025
Noncontrolling interests	16,545	3,807
Total equity	3,648,068	3,682,832
Total liabilities and equity	$8,047,495	$7,453,725

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

Appendix II-65

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Real estate investment revenue	$159,803	$131,913	$467,223	$361,475
Interest income on real estate-related investments	6,917	8,247	22,702	18,488
Private capital management revenue	199,831	—	282,474	—
Total revenue	366,551	140,160	772,399	379,963
Expenses:
Reallowed fees and commissions	130,398	—	169,360	—
General and administrative expenses	55,252	3,291	100,719	12,001
Merger related stock-based compensation	13,329	—	23,607	—
Property operating expenses	17,685	12,701	49,853	33,037
Property and asset management expenses	263	11,717	15,316	32,384
Merger and acquisition related expenses	25,237	13,612	52,660	46,431
Depreciation and amortization	53,797	40,760	156,698	110,939
Total operating expenses	295,961	82,081	568,213	234,792
Operating income	70,590	58,079	204,186	145,171
Other income (expense):
Other income	285	483	1,715	5,362
Interest expense	(40,520)	(43,902)	(127,464)	(100,152)
Total other expense	(40,235)	(43,419)	(125,749)	(94,790)
Income from continuing operations before income taxes	30,355	14,660	78,437	50,381
Provision for income taxes	(9,426)	—	(9,191)	—
Income from continuing operations	20,929	14,660	69,246	50,381
Discontinued operations:
Income from discontinued operations	556	3,910	2,581	12,448
Gain on sale of real estate assets	3,078	—	22,085	14,781
Income from discontinued operations	3,634	3,910	24,666	27,229
Net income	24,563	18,570	93,912	77,610
Net income (loss) allocated to noncontrolling interests	374	3	589	(117)
Net income attributable to the Company	$24,189	$18,567	$93,323	$77,727
Basic earnings per common share:
Income from continuing operations	$0.04	$0.03	$0.14	$0.11
Income from discontinued operations	$0.01	$0.01	$0.05	$0.06
Net income attributable to the Company	$0.05	$0.04	$0.19	$0.17
Diluted earnings per common share:
Income from continuing operations	$0.04	$0.03	$0.14	$0.11
Income from discontinued operations	$0.01	$0.01	$0.05	$0.06
Net income attributable to the Company	$0.05	$0.04	$0.19	$0.17
Weighted average number of common shares outstanding:
Basic	479,370,020	476,353,149	482,720,629	457,996,321
Diluted	495,479,956	476,353,149	489,288,861	457,996,321
Dividends declared per common share issued	$0.18	$0.16	$0.51	$0.49

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

Appendix II-66

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$24,563	$18,570	$93,912	$77,610
Other comprehensive income:
Unrealized gain (loss) on marketable securities	2,890	44,349	(10,091)	43,038
Reclassification of previous unrealized gain on marketable securities into net income	—	—	(612)	—
Unrealized (loss) gain on interest rate swaps	(3,726)	(2,153)	3,058	(7,830)
Reclassification of previous unrealized loss on interest rate swaps into net income	—	9,263	2,564	9,263
Total other comprehensive (loss) income	(836)	51,459	(5,081)	44,471
Total comprehensive income	23,727	70,029	88,831	122,081
Comprehensive income (loss) attributable to noncontrolling interests	374	3	589	(117)
Total comprehensive income attributable to the Company	$23,353	$70,026	$88,242	$122,198

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

Appendix II-67

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF EQUITY
(in thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Accumulated Dividends in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, January 1, 2013	479,547,099	$4,795	$4,068,015	$(416,886)	$23,101	$3,679,025	$3,807	$3,682,832
Issuance of common stock	7,830,909	78	74,317	—	—	74,395	—	74,395
Issuance of common stock related to the merger	8,568,980	86	90,574	—	—	90,660	—	90,660
Merger related stock-based compensation	—	—	23,607	—	—	23,607	—	23,607
Equity plans stock-based compensation	—	—	1,831	—	—	1,831		1,831
Contributions from noncontrolling interests	—	—	—	—	—	—	13,206	13,206
Dividends to noncontrolling interests	—	—	—	—	—	—	(1,057)	(1,057)
Dividends to investors	—	—	—	(248,747)	—	(248,747)	—	(248,747)
Redemptions and cancellations of common stock	(6,174,020)	(62)	(62,006)	—	—	(62,068)	—	(62,068)
Tender repurchase of common stock	(20,408,163)	(204)	(249,796)	—	—	(250,000)	—	(250,000)
Changes in redeemable common stock	—	—	234,578	—	—	234,578	—	234,578
Comprehensive income (loss)	—	—	—	93,323	(5,081)	88,242	589	88,831
Balance, September 30, 2013	469,364,805	$4,693	$4,181,120	$(572,310)	$18,020	$3,631,523	$16,545	$3,648,068

	Common Stock		Capital in Excess of Par Value	Accumulated Dividends in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, January 1, 2012	385,236,590	$3,852	$3,322,924	$(319,031)	$(24,757)	$2,982,988	$1,275	$2,984,263
Issuance of common stock	96,667,486	967	956,882	—	—	957,849	—	957,849
Contributions from noncontrolling interests	—	—	—	—	—	—	2,938	2,938
Dividends to noncontrolling interests	—	—	—	—	—	—	(312)	(312)
Dividends to investors	—	—	—	(222,966)	—	(222,966)	—	(222,966)
Commissions on stock sales and related dealer manager fees	—	—	(72,926)	—	—	(72,926)	—	(72,926)
Other offering costs	—	—	(13,188)	—	—	(13,188)	—	(13,188)
Redemptions of common stock	(4,713,238)	(47)	(46,071)	—	—	(46,118)	—	(46,118)
Changes in redeemable common stock	—	—	(78,846)	—	—	(78,846)	—	(78,846)
Purchase of investment from noncontrolling interest	—	—	(730)	—	—	(730)	—	(730)
Comprehensive income (loss)	—	—	—	77,727	44,471	122,198	(117)	122,081
Balance, September 30, 2012	477,190,838	$4,772	$4,068,045	$(464,270)	$19,714	$3,628,261	$3,784	$3,632,045

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.
Appendix II-68

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$93,912	$77,610
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	99,054	80,828
Amortization of intangibles and deferred financing costs, net	72,245	54,043
Accretion of marketable securities and notes receivable, net	(4,065)	(2,799)
Equity in income of unconsolidated entities	(2,365)	(1,331)
Return on investment from unconsolidated entities	2,365	1,331
Gain on sale of real estate assets	(22,085)	(14,781)
Loss on sale of marketable securities	1,331	—
Loss on derivatives and extinguishment of debt	4,268	9,263
Merger related stock-based compensation	23,607	—
Equity plans stock-based compensation	1,831	—
Loss on change in fair value of contingent consideration, net	19,278	288
Other operating activities	573	(413)
Changes in assets and liabilities:
Rents and tenant receivables	(28,229)	(27,147)
Intangible and other assets	(4,348)	(6,131)
Due from affiliates	(9,138)	—
Accounts payable and accrued expenses	19,587	9,807
Deferred rent and other liabilities	(11,699)	(1,997)
Due to affiliates	(4,525)	5
Net cash provided by operating activities	251,597	178,576
Cash flows from investing activities:
Investment in real estate and related assets	(442,515)	(1,743,469)
Cash paid in connection with the merger, net of cash acquired	(7,251)	—
Return of investment and repayment of advance from unconsolidated entities	5,318	22,375
Proceeds from sale and condemnation of real estate assets	98,194	69,222
Proceeds from the sale of marketable securities	36,533	—
Payment of property escrow deposits	(64,894)	(33,532)
Refund of property escrow deposits	49,594	30,571
Change in restricted cash	(12,726)	694
Other investing activities, net	(143)	648
Net cash used in investing activities	(337,890)	(1,653,491)
Cash flows from financing activities:
Proceeds from issuance of common stock	—	832,885
Offering costs on issuance of common stock	—	(87,195)
Redemptions of common stock	(62,068)	(46,118)
Tender repurchase of common stock	(250,000)	—
Dividends to investors	(172,031)	(93,442)
Proceeds from notes payable and other borrowings	871,310	1,482,508
Repayment of notes payable and other borrowings	(302,708)	(726,953)
Deferred financing costs paid	(12,592)	(14,275)
Contributions from noncontrolling interests	13,206	2,938
Other financing activities, net	(5,542)	(7,989)
Net cash provided by financing activities	79,575	1,342,359
Net decrease in cash and cash equivalents	(6,718)	(132,556)
Cash and cash equivalents, beginning of period	192,504	216,353
Cash and cash equivalents, end of period	$185,786	$83,797

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

Appendix II-69

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Real Estate Investments, Inc. (formerly known as Cole Credit Property Trust III, Inc. (“CCPT III”)) (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which has elected to be taxed, and currently qualifies, as a real estate investment trust (“REIT”) for federal income tax purposes. The Company operates through two business segments, Real Estate Investment (“REI”) and Private Capital Management (“PCM”), as further discussed in Note 4. Substantially all of the Company’s REI segment is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership. Substantially all of the Company’s PCM segment is conducted through Cole Capital Advisors, Inc. (“CCA”), an Arizona corporation. CCA is treated as a taxable REIT subsidiary (“TRS”) under Section 856 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

In the Offerings (as defined in Note 15), the Company issued approximately 499.9 million shares of its common stock for aggregate gross proceeds of $5.0 billion, before share redemptions pursuant to the Company’s share redemption program of $174.7 million and offering costs, selling commissions and dealer management fees of $463.2 million. On June 20, 2013, the Company listed its common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “COLE” (the “Listing”). Subsequent to the Listing, the Company purchased $250.0 million of shares of its common stock pursuant to the Tender Offer (as defined in Note 15) and, in connection with the Listing, redeemed an aggregate of $394,000 of fractional shares.

On October 22, 2013, the Company entered into an Agreement and Plan of Merger (the “ARCP Merger Agreement”) with American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”) and Clark Acquisition Company, LLC, a Delaware limited liability company and direct wholly owned subsidiary of ARCP (“ARCP Merger Sub”). The ARCP Merger Agreement provides for the merger of the Company with and into ARCP Merger Sub (the “ARCP Merger”), with ARCP Merger Sub surviving as a direct wholly owned subsidiary of ARCP. The board of directors of the Company has, by unanimous vote of the members of the board of directors, approved the ARCP Merger Agreement, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement. Refer to Note 19 for further discussion regarding the ARCP Merger.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with CCPT III’s audited consolidated financial statements for the year ended December 31, 2012, and related notes thereto set forth in CCPT III’s Annual Report on Form 10-K for the year ended December 31, 2012. The condensed consolidated unaudited financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.

The condensed consolidated unaudited financial statements include the accounts of the Company, its wholly-owned subsidiaries, consolidated joint venture arrangements in which the Company has controlling financial interests and REITs of which the Company is the sole stockholder. The portions of the consolidated

Appendix II-70

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

joint venture arrangements not owned by the Company are presented as noncontrolling interests as of and during the period consolidated. All intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified in the condensed consolidated unaudited statements of operations to conform with the current year presentation of real estate assets held for sale and discontinued operations. In addition, prior year revenue amounts were reclassified in the condensed consolidated unaudited statements of operations to conform to the current year presentation for the reportable segments. Also, certain balances have been combined in the condensed consolidated unaudited balance sheets, statements of operations and statements of cash flows.

The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). A VIE is broadly defined as an entity where either (1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.

A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, its form of ownership interest, its representation on the entity’s governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity.

The Company continually evaluates the need to consolidate joint ventures and the managed investment programs based on standards set forth in GAAP. In determining whether the Company has a controlling interest in a joint venture or managed investment programs and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, power to make decisions and contractual and substantive participating rights of the partners/members as well as whether the entity is a VIE for which the Company is the primary beneficiary. As of September 30, 2013, the Company consolidated the accounts of four joint ventures (the “Consolidated Joint Ventures”), which held real estate assets with an aggregate book value of $277.7 million, and, as further discussed in Note 14, the accounts of two managed investment programs with aggregate cash of $400,000.

In addition, the Company evaluates its investments in marketable securities to determine if they represent variable interests in VIEs. As of September 30, 2013, the Company determined that investments in marketable securities are variable interests in VIEs, of which the Company is not the primary beneficiary because it does not have the ability to direct the activities of the VIEs that most significantly impact each entity’s economic performance. The Company’s maximum exposure to loss from these investments does not exceed their aggregate amortized cost basis.

Appendix II-71

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in and Valuation of Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance are expensed as incurred.

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

When a real estate asset is identified by the Company as held for sale, the Company ceases depreciation and amortization of the assets related to the property and estimates the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs.

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are

Appendix II-72

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The Company has acquired, and may continue to acquire, certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrow funds to the Company or the seller or a combination thereof. Contingent consideration arrangements are based on a predetermined formula and have set time periods regarding the obligation to make future payments, including funds released to the seller from escrow accounts, or the right to receive escrowed funds as set forth in the respective purchase and sale agreement. Contingent consideration arrangements, including amounts funded through an escrow account, are recorded upon acquisition of the respective property at their estimated fair value, and any changes to the estimated fair value, subsequent to acquisition, are reflected in the accompanying condensed consolidated unaudited statements of operations. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes as identified by management. The respective amounts recorded are carried at fair value, with any changes in fair value included in net income.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.

Appendix II-73

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Discontinued Operations

Upon the disposal of a real estate asset or the determination of a real estate asset as being held for sale, the Company determines if the asset disposed of is considered a component of the Company. A component is comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the rest of the Company. If the asset is considered a component of the Company, the results of operations and gains or losses on the sale of the component are required to be presented in discontinued operations if both of the following criteria are met: (1) the operations and cash flows of the asset have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (2) the Company will not have any significant continuing involvement in the operations of the asset after the disposal transaction. Also, the prior period results of operations for the asset are reclassified and presented in discontinued operations in the prior condensed consolidated unaudited statements of operations.

Sale of Real Estate Assets

Gains on the sale of real estate assets are generally recognized by the full accrual method when the following criteria are met: (1) the gain is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (2) the earnings process is virtually complete, that is, the Company is not obligated to perform significant activities after the sale to earn the gain.

Investment in Marketable Securities

Investments in marketable securities consist of investments in commercial mortgage-backed securities (“CMBS”), including those pledged as collateral. The Company classifies its investments as available-for-sale because although the Company does not actively trade these securities, the Company may sell them prior to their maturity. These investments are carried at estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income. The Company uses estimated non-binding quoted market prices from the trading desks of financial institutions that are dealers in such securities, where available, for similar CMBS tranches that actively participate in the CMBS market and industry benchmarks, such as Trepp’s CMBS Analytics, where applicable. Market conditions, such as interest rates, liquidity, trading activity and credit spreads may cause significant variability to the received quotes. If the Company is unable to obtain quotes or if the Company believes the quotes received are inaccurate, the Company would estimate fair value using internal models that primarily consider Trepp’s CMBS Analytics, expected cash flows, known and expected defaults and rating agency reports. Changes in market conditions could result in a significant increase or decrease in the recorded amount of the securities. Significant judgment is involved in valuations and different judgments and assumptions used in management’s valuation could result in alternative valuations. If there are significant disruptions to the financial markets, the Company’s estimates of fair value may have significant volatility. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis.

Accretion of discounts on the CMBS is recognized based on the effective yield method and is recorded in the accompanying condensed consolidated unaudited statements of operations in interest income on real estate-related investments. The effective yield on these CMBS is based on the projected cash flows from each security, which are estimated based on the Company’s observation of current information and events and include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. The Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the

Appendix II-74

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of principal, and prepayments of principal. Therefore actual maturities of the securities may be shorter than stated contractual maturities.

Investment in Unconsolidated Entities

Investment in Unconsolidated Joint Ventures

Investment in unconsolidated joint ventures as of September 30, 2013 consisted of the Company’s interest in seven joint ventures that owned 12 properties (the “Unconsolidated Joint Ventures”). As of September 30, 2013, the Company owned aggregate equity investments of $91.6 million in the Unconsolidated Joint Ventures. The Company accounts for the Unconsolidated Joint Ventures using the equity method of accounting as the Company has the ability to exercise significant influence, but not control, over operating and financial policies of these investments. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the joint ventures’ earnings and distributions.

Investment in Unconsolidated Managed REITs

As of September 30, 2013, the Company owned aggregate equity investments of $427,000 in the following publicly registered, non-traded REITs: Cole Credit Property Trust, Inc. (“CCPT”), Cole Credit Property Trust IV, Inc. (“CCPT IV”), Cole Corporate Income Trust, Inc. (“CCIT”) and Cole Real Estate Income Strategy (Daily NAV), Inc. (“INAV”, and collectively with CCPT, CCPT IV and CCIT, the “Unconsolidated Managed REITs”). The Company accounts for these investments using the equity method of accounting as the Company has the ability to exercise significant influence, but not control, over the Unconsolidated Managed REITs’ operating and financial policies through its advisory and property management agreements with the respective Unconsolidated Managed REITs. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the respective Unconsolidated Managed REIT’s earnings and distributions.

Leasehold Improvements and Property and Equipment

The Company leases its office facilities under operating leases. Leasehold improvements related to these are recorded at cost less accumulated amortization. Leasehold improvements are amortized over the lesser of the estimated useful life or remaining lease term. The Company recorded $320,000 and $587,000 of amortization expense for the three months ended September 30, 2013 and the period from the Cole Holdings Merger Date (as defined in Note 3) to September 30, 2013, respectively. Accumulated amortization was $587,000 as of September 30, 2013.

Property and equipment, which primarily include office furniture, fixtures and equipment and computer hardware and software, are stated at cost less accumulated depreciation. Property and equipment are depreciated on a straight-line method over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense for property and equipment totaled $369,000 and $662,000 for the three months ended September 30, 2013 and the period from the Cole Holdings Merger Date to September 30, 2013, respectively. Accumulated depreciation was $662,000 as of September 30, 2013. The Company reassesses the useful lives of its property and equipment and adjusts the future monthly depreciation expense based on the new useful life, as applicable. If the Company disposes of an asset, the asset and related accumulated depreciation are written off upon disposal.

Appendix II-75

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Goodwill

In the case of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired and assumed represents goodwill. The Company allocates goodwill to the respective reporting unit in which such goodwill arose. In connection with the Cole Holdings Merger (as defined in Note 3), the Company recorded goodwill in its PCM segment. Prior to the Cole Holdings Merger, there was no goodwill recorded.

Impairments

Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate assets. No impairment indicators were identified and no impairment losses were recorded related to the Company’s real estate assets during the nine months ended September 30, 2013 or 2012.

Investment in Marketable Securities

The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion. No impairment indicators were identified and no impairment losses were recorded related to the Company’s marketable securities during the nine months ended September 30, 2013 or 2012.

Investment in Unconsolidated Entities

The Company is required to determine whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of any of its investment in the unconsolidated entities. If an event or change in circumstance has occurred, the Company is required to evaluate its investment in the

Appendix II-76

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

unconsolidated entity for potential impairment and determine if the carrying amount of its investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying amount is fully recovered. The evaluation of an investment in an unconsolidated entity for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions. The use of different judgments and assumptions could result in different conclusions. No impairment indicators were identified and no impairment losses were recorded related to the Company’s unconsolidated entities for the nine months ended September 30, 2013 or 2012.

Leasehold Improvements and Property and Equipment

Leasehold improvements and property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If this review indicates that the carrying amount of the asset is not recoverable, the Company records an impairment loss, measured at fair value by estimated discounted cash flows or market appraisals. No impairments of leasehold improvements or property or equipment were identified during the period from the Cole Holdings Merger Date to September 30, 2013.

Goodwill

The Company will evaluate goodwill for possible impairment at least annually or upon the occurrence of a triggering event using a two-step process. To identify any impairment, the Company will first compare the estimated fair value of the business segment with its respective carrying amount, including goodwill. The Company will calculate the estimated fair value of the PCM segment by applying a multiple, based on comparable companies, to earnings. The selection of the comparable companies and transactions to be used in the Company’s evaluation process could have a significant impact on the fair value of the Company’s reporting unit and possible impairments. If the fair value of the reporting unit exceeds its carrying amount, the Company will not consider goodwill to be impaired and no further analysis will be required. If the carrying amount of the business segment exceeds its estimated fair value, the Company will then perform the second step to determine and measure the amount of the potential impairment charge.

For the second step, the Company will compare the implied fair value of the goodwill for the business segment with its respective carrying amount and record an impairment charge equal to the excess of the carrying amount over the implied fair value. The Company will determine the implied fair value of the goodwill by allocating the estimated fair value of the business segment to its assets and liabilities. The excess of the estimated fair value of the business segment over the amounts assigned to its assets and liabilities will be the implied fair value of the goodwill. The evaluation of goodwill for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions. The use of different judgments and assumptions could result in different conclusions.

Program Development Costs

The Company pays for organization, registration and offering expenses associated with the sale of common stock of the Unconsolidated Managed REITs’, Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”, and collectively with the Unconsolidated Managed REITs, the “Managed REITs”) and Cole Credit Property Trusty V, Inc. (“CCPT V”), which is currently in the registration process. The reimbursement of these expenses by the Managed REITs is limited to a certain percentage of the proceeds raised from their offerings, in accordance with their respective advisory agreement and charter. Expenses paid by the Company on behalf of the Managed REITs in excess of these limits that are expected to be collected are recorded as program development costs. The Company assesses the collectability of the program

Appendix II-77

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

development costs, considering the offering period and historical and forecasted sales of shares under the Managed REITs’ respective offering and reserves for any balances considered not collectible. No reserves were recorded as of September 30, 2013, as the Company expects to be reimbursed for all of the program development costs by the Managed REITs as they raise additional proceeds from their respective offerings.

Due from Affiliates

The Company receives or may be entitled to receive compensation and reimbursement for services primarily relating to the Managed REITs’ offerings and the investment, management, financing and disposition of their respective assets. Refer to Note 14 for further explanation.

Deferred Lease Liabilities and Rent Expense

The Company leases its office facilities under operating leases. Certain lease agreements contain rent escalation clauses that require scheduled rent increases during the lease term. The Company records rental expense for the non-cancelable lease term of each lease on a straight-line basis. As of September 30, 2013, the Company had deferred rent obligations related to the recognition of rental expense on a straight-line basis of $148,000, which are included in the accompanying condensed consolidated unaudited balance sheets in deferred rent, derivative and other liabilities.

Reportable Segments

The Company has concluded that it has two reportable segments as it has organized its operations into two segments for management and internal financial reporting purposes, Real Estate Investment and Private Capital Management. The identification and aggregation of reportable segments may require the Company’s management to exercise certain judgments. Refer to Note 4 for further information.

Revenue Recognition

Real Estate Investment Segment

Certain acquired properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

Private Capital Management Segment

Revenue consists of securities sales commissions and dealer manager fees, real estate acquisition fees, asset management fees, property management fees, advisory fees and performance fees for services relating to the Managed REITs’ offerings and the investment and management of their respective assets, in accordance with the respective advisory and dealer manager agreements. The Company records revenue related to acquisition fees, securities sales commissions and dealer manager fees upon completion of a transaction and asset and property management fees as services are performed. The Company is also reimbursed for certain costs incurred in providing these services. Securities sales commission and dealer manager reimbursements are recorded as revenue as the expenses are incurred. Other reimbursements are recorded as revenue when reimbursements are reasonably assured.

Stock-Based Compensation

The Company has granted restricted share units and performance share units to certain employees and independent directors of the Company under the Equity Plans (as defined in Note 16). Stock-based

Appendix II-78

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

compensation expense is based on the grant date fair value, calculated in accordance with GAAP, and is recognized on a straight-line basis over the respective vesting period, net of estimated forfeitures.

Earnings Per Share

Basic earnings per common share is calculated by dividing net income attributable to the Company, as adjusted for dividends attributable to participating securities, by the weighted average number of shares outstanding during each period. Diluted earnings per common share reflects the potential dilution, calculated in accordance with GAAP, of securities that could share in earnings, such as potentially dilutive common shares that may be issuable under the Equity Plans and certain contingent consideration arrangements, and is calculated by dividing net income by the weighted average number of shares, including dilutive securities outstanding during the period.

Income Taxes

The Company currently qualifies and has elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code. As a REIT, except as discussed below, the Company generally is not subject to federal income tax on taxable income that it distributes to its stockholders so long as it distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

The Company conducts substantially all of its PCM segment operations through a TRS. A TRS is a subsidiary of a REIT that is subject to corporate federal, state and local income taxes, as applicable. The Company’s use of a TRS enables it to engage in certain businesses while complying with the REIT qualification requirements and to retain any income generated by these businesses for reinvestment without the requirement to distribute those earnings. The Company conducts all of its business in the United States, and as a result, the Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Certain of the Company’s inter-company transactions that have been eliminated in consolidation for financial accounting purposes are also subject to taxation.

The Company provides for income taxes in accordance with current authoritative accounting and tax guidance. The tax expense or benefit related to significant, unusual or extraordinary items is recognized in the quarter in which those items occur. In addition, the effect of changes in enacted tax laws, rates or tax status is recognized in the quarter in which the change occurs. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained or the tax environment changes.

Employee Benefit Plans

The Company maintains a 401(k) defined contribution plan (the “401(k) Plan”), which covers substantially all employees. The 401(k) Plan permits participants to contribute to the 401(k) Plan on the first of the month following their date of hire subject to Internal Revenue Code restrictions. Employer matching contributions are discretionary and determined to be a percent of the respective employee’s contribution, subject to maximum limits. The Company’s matching contributions were $179,000 and $380,000 for the three months ended September 30, 2013 and the period from the Cole Holdings Merger Date to September 30, 2013, respectively, and are included in general and administrative expenses in the accompanying condensed consolidated unaudited statements of operations.

Appendix II-79

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Concentration of Credit Risk

As of September 30, 2013, the Company had cash on deposit, including restricted cash accounts held by the Company, in 11 financial institutions, nine of which had deposits in excess of federally insured levels, totaling $196.8 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash investments to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

No single tenant or industry accounted for greater than 10% of the Company’s 2013 gross annualized rental revenues as of September 30, 2013. The Company has certain geographic concentrations in its property holdings. In particular, as of September 30, 2013, 187 of the Company’s properties were located in Texas, which accounted for 16% of its 2013 gross annualized rental revenues.

Repurchase Agreements

In certain circumstances the Company may obtain financing through a repurchase agreement. The Company evaluates the initial transfer of a financial instrument and the related repurchase agreement for sale accounting treatment. In instances where the Company maintains effective control over the transferred securities, the Company accounts for the transaction as a secured borrowing, and accordingly, both the securities and related repurchase agreement payable are recorded separately in the condensed consolidated unaudited balance sheets. In instances where the Company does not maintain effective control over the transferred securities, the Company accounts for the transaction as a sale of securities for proceeds consisting of cash and a forward purchase contract.

Recent Accounting Pronouncements

In February 2013, the U.S. Financial Accounting Standards Board issued Accounting Standards Update, 2013-02 Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which amends the reporting requirements for comprehensive income pertaining to the reclassification of items out of accumulated other comprehensive income. ASU 2013-02 was effective for the Company beginning January 1, 2013 and the Company has presented the required information within the condensed consolidated unaudited statements of comprehensive income and notes to the financial statements.

NOTE 3 — COLE HOLDINGS MERGER

Overview

On March 5, 2013, CCPT III, Cole Holdings Corporation (“Holdings”), an Arizona corporation that was originally wholly owned by Christopher H. Cole, the current executive chairman of the Company’s board of directors, and the former chairman, chief executive officer and president of the Company (the “Holdings Stockholder”), CREInvestments, LLC, a Maryland limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), and the Holdings Stockholder entered into an Agreement and Plan of Merger (the “Cole Holdings Merger Agreement”). The Cole Holdings Merger Agreement provided for the merger of Holdings with and into Merger Sub (the “Cole Holdings Merger”), with Merger Sub surviving and continuing its existence under the laws of the state of Maryland as a wholly owned subsidiary of the Company. The Cole Holdings Merger Agreement, and the transactions contemplated thereby, were approved by the Company’s board of directors at the recommendation of a special committee of the board of directors comprised solely of independent directors. Effective April 5, 2013 (the “Cole Holdings Merger Date”), the Company closed the Cole Holdings Merger and entered into a registration rights agreement and an escrow agreement in connection with the completion of the Cole Holdings Merger.

Appendix II-80

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 3 — COLE HOLDINGS MERGER  – (continued)

Consideration

As a result of the Cole Holdings Merger, certain of Holdings’ executive officers became entitled to a portion of the consideration that otherwise would have been paid to the Holdings Stockholder in the Cole Holdings Merger. In the Cole Holdings Merger, the Holdings Stockholder and such executive officers (collectively, the “Holdings Executives”) received a total of $21.9 million in cash, which included $1.9 million paid related to an excess working capital adjustment, and approximately 10.7 million newly-issued shares of common stock of the Company (including approximately 661,000 shares withheld to satisfy applicable tax withholdings) (the “Upfront Stock Consideration”). In addition, as a result of the listing of the Company’s common stock on the NYSE, an aggregate of approximately 2.1 million shares of common stock (including approximately 135,000 shares withheld to satisfy applicable tax withholdings) (the “Listing Consideration”) were issued to the Holdings Executives. In accordance with the Cole Holdings Merger Agreement and as further discussed below, approximately 4.3 million shares of the Upfront Stock Consideration and the Listing Consideration were placed into escrow (the “Escrow Shares”) and will be released on April 5, 2014, subject to meeting certain requirements. The Upfront Stock Consideration and the Listing Consideration are subject to a three-year lock-up with approximately one-third of the shares released each year following the Cole Holdings Merger Date.

Pursuant to the Cole Holdings Merger Agreement and certain preexisting transaction bonus entitlements, additional shares of the Company’s common stock are potentially payable in 2017 by the Company to the Holding Executives as an “earn-out” contingent upon the acquired business’ demonstrated financial success based on two criteria: (a) the acquired business generating Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) above a minimum threshold during the years ending December 31, 2015 and 2016 and (b) the Company’s stock performance relative to its peer group during the same period (collectively, the “Earnout Consideration”). The Earnout Consideration is subject to a lock-up until December 31, 2017. Additionally, the Holdings Executives may be entitled to additional shares of the Company’s common stock (the “Incentive Consideration,” and collectively with the Earnout Consideration, the “Merger Contingent Consideration”) based on the terms of the Company’s advisory agreement with a subsidiary of Holdings in effect prior to the Cole Holdings Merger. However, the Holdings Stockholder agreed as part of the Cole Holdings Merger to reduce the amount that would have been payable by 25%. The Incentive Consideration is based on 11.25% (reduced from 15% in the advisory agreement) of the amount by which the market value of the Company’s common stock raised in the Offerings (the “Capital Raised”) exceeds the amount necessary to generate an 8% cumulative, non-compounded annual return, including all dividends paid on Capital Raised, to investors. The market value of the Capital Raised is based on the average closing price over a period of 30 consecutive trading days (the “Incentive Consideration Test Period”) beginning 180 days after June 20, 2013, the date the Company’s shares of common stock were listed on the NYSE.

Other Agreements

Under the Cole Holdings Merger Agreement, the Holdings Stockholder has agreed, subject to certain limitations, to indemnify the Company with respect to certain representations and warranties regarding Holdings and other matters.

The Company and the Holdings Executives entered into an escrow agreement with U.S. Bank National Association related to the Escrow Shares, in part to satisfy the Holdings Stockholder’s indemnity obligations. Under the terms of the escrow agreement, the Company pays non-refundable dividends to the Holdings Executives and no forfeitures are expected.

At the closing of the Cole Holdings Merger, the Company and the Holdings Executives entered into a registration rights agreement pursuant to which the Company agreed to customary demand and piggyback

Appendix II-81

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 3 — COLE HOLDINGS MERGER  – (continued)

registration rights with respect to the shares of the Company’s common stock issued pursuant to the Cole Holdings Merger or otherwise held by any of the Holdings Executives. The registration rights agreement also contains the lock-up provisions that are set forth in the Cole Holdings Merger Agreement.

Fair Value of Consideration Transferred

The Company accounted for the Cole Holdings Merger as a business combination under the acquisition method of accounting. During the three and nine months ended September 30, 2013, the Company incurred $2.0 million and $29.7 million, respectively, for legal, consulting and other expenses related to the Cole Holdings Merger, which are included in merger and acquisition related expenses in the accompanying condensed consolidated unaudited statements of operations. As the release of the Escrow Shares from escrow is dependent upon continued employment by the Holdings Executives, among other factors, the fair value of the Escrow Shares of $50.3 million at the respective grant date is considered compensation that will be amortized over the period that the shares are required to be held in escrow. During the three and nine months ended September 30, 2013, the Company recorded $13.3 million and $23.6 million, respectively, of amortization, which is recorded as merger related stock-based compensation in the accompanying condensed consolidated unaudited statements of operations. As of September 30, 2013, the remaining unamortized merger related stock-based compensation expense totaled $26.7 million.

The Company is in the process of gathering certain additional information in order to finalize its assessment of the fair value of the consideration transferred; thus, the fair values are subject to change. The estimated fair value of the consideration transferred at the Cole Holdings Merger Date, excluding the Escrow Shares value noted above, totaled $350.0 million and consisted of the following (in thousands):

	Initially Reported as of June 30, 2013	Measurement Period Adjustments	As Revised as of September 30, 2013
Estimated Fair Value of Consideration Transferred:
Cash	$21,886	$—	$21,886
Common stock – Upfront Stock Consideration	75,550	—	75,550
Common stock – Listing Consideration	15,110	—	15,110
Merger Contingent Consideration	209,553	27,928	237,481
Total consideration transferred	$322,099	$27,928	$350,027

The estimated fair value of the Company’s shares of common stock issued in the Cole Holdings Merger as part of the Upfront Stock Consideration and the Listing Consideration was determined using a market approach that considered share prices as compared to performance measures of comparative public companies and management’s estimates of the Company’s pro forma results for the year ending December 31, 2013, adjusted for illiquidity discounts. The estimated fair value of the Incentive Consideration was calculated using the Monte Carlo method, a probabilistic valuation approach. The Company estimated the fair value of the Earnout Consideration based on probability-weighted discounted estimates of the acquired business’ EBITDA. These fair value measurements are based on significant inputs not observable in the market and thus represents a Level 3 measurement as discussed in Note 5. The key assumptions used in estimating the fair value of the Upfront Stock Consideration, the Listing Consideration and the Merger Contingent Consideration, as applicable, included (i) a discount rate of 9%, (ii) undiscounted price per share, on the Cole Holdings Merger Date, ranging from $12.25 to $13.22, (iii) aggregate illiquidity discounts ranging from 10% to 20%, (iv) average implied volatility of 17%, (v) average dividend yield of 6.0% and (vi) probability adjusted annual EBITDA ranging from $42.6 million to $147.0 million.

Appendix II-82

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 3 — COLE HOLDINGS MERGER  – (continued)

Allocation of Consideration

The consideration transferred pursuant to the Cole Holdings Merger Agreement was allocated to the assets acquired and liabilities assumed, based upon their preliminary estimated fair values as of the Cole Holdings Merger Date. The Company is in the process of gathering certain additional information in order to finalize its assessment of the fair value of certain intangible assets; thus, the provisional measurements of intangible assets and goodwill are subject to change. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Cole Holdings Merger Date initially recorded in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2013, as well as measurement period adjustments recorded during the three months ended September 30, 2013 and the revised estimated fair values of the assets acquired and liabilities assumed at the Cole Holdings Merger Date (in thousands). The measurement period adjustments did not have a significant impact on the Company’s condensed consolidated statements of operations in any period; therefore, the Company has not retrospectively adjusted its financial statements.

	Initially Reported as of June 30, 2013	Measurement Period Adjustments	As Revised as of September 30, 2013
Identifiable Assets Acquired at Fair Value:
Cash and cash equivalents	$14,635	$—	$14,635
Leasehold improvements and property and equipment	21,495	—	21,495
Due from affiliates	4,304	—	4,304
Investment in unconsolidated entities	570	—	570
Intangible assets	70,092	1,852	71,944
Program development costs and other assets	24,126	(9,393)	14,733
Total identifiable assets acquired	135,222	(7,541)	127,681
Identifiable Liabilities Assumed at Fair Value:
Accounts payable and accrued expenses	23,619	—	23,619
Above market lease liabilities	5,183	—	5,183
Deferred tax liabilities, net	13,424	(5,696)	7,728
Total liabilities assumed	42,226	(5,696)	36,530
Net identifiable assets acquired	92,996	(1,845)	91,151
Goodwill	229,103	29,773	258,876
Net assets acquired	$322,099	$27,928	$350,027

The intangible assets acquired primarily consist of management and advisory contracts that the Company has with the Unconsolidated Managed REITs and are subject to an estimated useful life of approximately four years. The Company recorded $3.3 million and $8.8 million of amortization expense for the three months ended September 30, 2013 and the period from the Cole Holdings Merger Date to September 30, 2013, respectively. The estimated amortization expense for the remainder of the year ending December 31, 2013 is $4.5 million. The estimated amortization expense for each of the years ending December 31, 2014, 2015 and 2016 is $18.0 million and the estimated amortization expense for the period ending December 17, 2017 is $4.7 million.

Appendix II-83

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 3 — COLE HOLDINGS MERGER  – (continued)

The goodwill recognized is primarily supported by the fact that the PCM segment brings an established management platform with numerous strategic benefits including growth from new income streams and the ability to offer new products. None of the goodwill is expected to be deductible for income tax purposes.

The fair value of the above market lease liabilities related to certain office leases assumed was recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which was obtained from independent market reports, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods. The above market lease liabilities are amortized as a decrease to rental expense over the remaining terms of the respective leases. Above market lease liabilities are included in deferred rent, derivative and other liabilities in the accompanying condensed consolidated unaudited balance sheet as of September 30, 2013.

Pro Forma Financial Information

The following table summarizes selected pro forma financial information of the Company, as if the Cole Holdings Merger had occurred on January 1, 2012 for each period presented below. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of what the Company’s actual results of operations would have been had it completed the Cole Holdings Merger on January 1, 2012, nor does it purport to represent the results of future operations. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the three and nine months ended September 30, 2013 and 2012, respectively (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Pro forma basis:
Revenue	$372,470	$178,878	$828,751	$485,416
Net income	$36,567	$8,760	$150,002	$20,756

The pro forma financial information for the three and nine months ended September 30, 2013 was adjusted to exclude $2.0 million and $29.7 million, respectively, for legal, consulting and other expenses related to the Cole Holdings Merger recorded during the three and nine months ended September 30, 2013. These costs were recognized in the pro forma financial information for the nine months ended September 30, 2012. The pro forma financial information was also adjusted for the three and nine months ended September 30, 2013 to exclude $13.3 million and $23.6 million, respectively, for merger related stock-based compensation expense recorded during the three and nine months ended September 30, 2013. These costs were recognized in the pro forma financial information for the three and nine months ended September 30, 2012. In addition, the pro forma financial information was adjusted to exclude fees paid by CCPT III to a subsidiary of Holdings during the three and nine months ended September 30, 2012 and from January 1, 2013 through the Cole Holdings Merger Date because these fees would not have been incurred if the Cole Holdings Merger had occurred on January 1, 2012.

NOTE 4 — SEGMENT REPORTING

The Company operates under two segments, Real Estate Investment and Private Capital Management.

Real Estate Investment — Through its REI segment, the Company acquires and operates a diverse portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the U.S., including U.S. protectorates. The REI segment’s operating results and cash flows are

Appendix II-84

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 4 — SEGMENT REPORTING  – (continued)

primarily influenced by rental income from its commercial properties, interest expense on the Company’s property acquisition indebtedness and acquisition and operating expenses. As of September 30, 2013, the Company owned 1,026 properties, comprising 44.8 million rentable square feet of single and multi-tenant retail and commercial space located in 48 states, which include properties owned through the Consolidated Joint Ventures. As of September 30, 2013, the rentable space at these properties was 99% leased. As of September 30, 2013, the Company also owned 21 CMBS, three notes receivable and, through the Unconsolidated Joint Ventures, had interests in 12 properties comprising 2.3 million rentable square feet of commercial and retail space.

Private Capital Management — The Company’s PCM segment is contractually responsible for managing the Managed REITs’ affairs on a day-to-day basis, identifying and making acquisitions and investments on the Managed REITs’ behalf, and recommending to each of the Managed REIT’s respective board of directors an approach for providing investors with liquidity. The PCM segment distributes the shares of common stock for certain Managed REITs and advises them regarding offerings, manages relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to the offerings. The PCM segment receives compensation and reimbursement for services relating to the Managed REITs’ offerings and the investment, management, financing and disposition of their respective assets, as applicable. The PCM segment also develops new REIT offerings, including obtaining regulatory approvals from the SEC, the Financial Industry Regulatory Authority and various jurisdictions for such offerings.

The Company allocates certain operating expenses, such as audit and legal fees, board of director fees, employee related costs and benefits and general overhead expenses between its two segments. The following tables present a summary of the comparative financial results and total assets for each business segment (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Real Estate Investment
Rental and other property income	$144,560	$121,105	$424,254	$331,937
Tenant reimbursement income	15,243	10,808	42,969	29,538
Interest income on notes receivable	1,959	1,769	5,818	4,617
Interest income on marketable securities	4,958	6,478	16,884	13,871
Total real estate investment revenue	166,720	140,160	489,925	379,963
General and administrative expenses	12,462	3,291	29,250	12,001
Merger related stock-based compensation	13,329	—	23,607	—
Property operating expenses	17,685	12,701	49,853	33,037
Property and asset management expenses	263	11,717	15,316	32,384
Merger and acquisition related expenses	25,237	13,612	52,660	46,431
Depreciation and amortization	49,834	40,760	146,677	110,939
Total operating expenses	118,810	82,081	317,363	234,792
Total interest and other expense, net	(40,242)	(43,419)	(125,763)	(94,790)
Income from continuing operations	7,668	14,660	46,799	50,381
Income from discontinued operations	3,634	3,910	24,666	27,229
Net income	$11,302	$18,570	$71,465	$77,610

Appendix II-85

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 4 — SEGMENT REPORTING  – (continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Private Capital Management
Dealer manager fees, selling commissions and offering reimbursements	$172,864	$—	$224,682	$—
Transaction service fees	16,883	—	38,392	—
Management fees and reimbursements	10,084	—	19,400	—
Total private capital management revenue	199,831	—	282,474	—
Reallowed fees and commissions	130,398	—	169,360	—
General and administrative expenses	42,790	—	71,469	—
Depreciation and amortization	3,963	—	10,021	—
Total operating expenses	177,151	—	250,850	—
Total other income	7	—	14	—
Income before income taxes	22,687	—	31,638	—
Provision for income taxes	(9,426)	—	(9,191)	—
Net income	$13,261	$—	$22,447	$—
Total Company
Total revenue	$366,551	$140,160	$772,399	$379,963
Total operating expenses	295,961	82,081	568,213	234,792
Total interest and other expense, net	(40,235)	(43,419)	(125,749)	(94,790)
Provision for income taxes	(9,426)	—	(9,191)	—
Income from continuing operations	20,929	14,660	69,246	50,381
Income from discontinued operations	3,634	3,910	24,666	27,229
Net income	$24,563	$18,570	$93,912	$77,610

	Total Assets as of
	September 30, 2013	December 31, 2012
Real estate investment	$7,621,240	$7,453,725
Private capital management	426,255	—
Total company	$8,047,495	$7,453,725

NOTE 5 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Appendix II-86

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 5 — FAIR VALUE MEASUREMENTS  – (continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents and restricted cash — The Company considers the carrying values of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.

Notes receivable — The fair value is estimated by discounting the expected cash flows on the notes at rates at which management believes similar loans would be made as of the measurement date. The estimated fair value of these notes was $96.7 million and $97.3 million as of September 30, 2013 and December 31, 2012, respectively, compared to the carrying value of $90.5 million and $90.4 million as of September 30, 2013 and December 31, 2012, respectively. The fair value of the Company’s notes receivable is estimated using Level 2 inputs.

Marketable securities — The Company’s marketable securities are carried at fair value and are valued using Level 3 inputs. The Company used estimated non-binding quoted market prices from the trading desks of financial institutions that are dealers in such securities for similar CMBS tranches that actively participate in the CMBS market and industry benchmarks, such as Trepp’s CMBS Analytics. As of September 30, 2013 and December 31, 2012, no marketable securities were valued using internal models.

Notes payable and other borrowings — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the notes payable and other borrowings, including a loan obligation to be assumed by the buyer related to the 2013 Held for Sale Property (as defined in Note 9), was $3.9 billion as of September 30, 2013, which approximated the carrying value on such date. As of December 31, 2012, the estimated fair value of the notes payable and other borrowings was $3.4 billion, compared to the carrying value of $3.3 billion. The fair value of the Company’s notes payable and other borrowings is estimated using Level 2 inputs.

Derivative instruments — The Company’s derivative instruments represent interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these

Appendix II-87

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 5 — FAIR VALUE MEASUREMENTS  – (continued)

instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.

Contingent consideration arrangements — The contingent consideration arrangements are carried at fair value and are valued using Level 3 inputs. The Holdings Executives may be entitled to the Merger Contingent Consideration to be paid by the Company. Refer to Note 3 for further details regarding the Cole Holdings Merger and the valuation of the Merger Contingent Consideration. The estimated fair value of the Merger Contingent Consideration totaled $258.1 million and $237.5 million as of September 30, 2013 and the Cole Holdings Merger Date, respectively. The change in fair value of $22.9 million and $20.6 million for the three and nine months ended September 30, 2013, respectively, is included in the accompanying condensed consolidated statements of operations in merger and acquisition related expenses.

The fair value of the contingent payments related to property acquisitions is determined based on the estimated timing and probability of the seller leasing vacant space subsequent to the Company’s acquisition of certain properties. The estimated fair value of the property-related contingent consideration arrangements totaled $2.1 million and $5.3 million as of September 30, 2013 and December 31, 2012, respectively.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of September 30, 2013, there have been no transfers of financial assets or liabilities between levels.

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2013 and December 31, 2012 (in thousands):

	Balance as of September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest rate swaps	$1,248	$—	$1,248	$—
Marketable securities	271,944	—	—	271,944
Total assets	$273,192	$—	$1,248	$271,944
Liabilities:
Interest rate swaps	$(20,317)	$—	$(20,317)	$—
Contingent consideration	(260,227)	—	—	(260,227)
Total liabilities	$(280,544)	$—	$(20,317)	$(260,227)

Appendix II-88

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 5 — FAIR VALUE MEASUREMENTS  – (continued)

	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$317,201	$—	$—	$317,201
Liabilities:
Interest rate swaps	$(23,046)	$—	$(23,046)	$—
Contingent consideration	(5,341)	—	—	(5,341)
Total liabilities	$(28,387)	$—	$(23,046)	$(5,341)

The following tables show a reconciliation of the change in fair value of the Company’s marketable securities and contingent consideration arrangements valued using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2013 and 2012 (in thousands):

	Marketable Securities		Contingent Consideration
	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Balance at beginning of period	$268,017	$317,201	$211,145	$5,341
Total gains and losses
Reclassification of previous unrealized gain on marketable securities into net income	—	(612)	—	—
Unrealized gain (loss) included in other comprehensive income, net	2,890	(10,091)	—	—
Changes in fair value included in net income, net	—	—	22,623	19,278
Purchases, measurement period adjustments, settlements, sales and accretion
Purchases	—	—	—	209,553
Measurement period adjustments	—	—	27,928	27,928
Settlements	—	—	(1,469)	(1,873)
Sales	—	(37,864)	—	—
Accretion included in net income, net	1,037	3,310	—	—
Balance at end of period	$271,944	$271,944	$260,227	$260,227

Appendix II-89

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 5 — FAIR VALUE MEASUREMENTS  – (continued)

	Marketable Securities		Contingent Consideration
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Balance at beginning of period	$274,761	$114,129	$7,991	$5,519
Total gains and losses
Unrealized gain included in other comprehensive income, net	44,349	43,038	—	—
Changes in fair value included in net income, net	—	—	(42)	288
Purchases, settlements and accretion
Purchases	22,362	183,427	4,352	6,494
Settlements	—	—	(5,999)	(5,999)
Accretion included in net income, net	1,124	2,002	—	—
Balance at end of period	$342,596	$342,596	$6,302	$6,302

NOTE 6 — REAL ESTATE ACQUISITIONS

2013 Property Acquisitions

During the nine months ended September 30, 2013, the Company acquired interests in 32 commercial properties, including a property held in one of the Consolidated Joint Ventures, for an aggregate purchase price of $410.7 million (the “2013 Acquisitions”). The Company purchased the 2013 Acquisitions with net proceeds from the DRIP Offering (as defined in Note 15), borrowings and the sale of properties. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

September 30, 2013
Land	$61,572
Building and improvements	324,806
Acquired in-place leases	34,727
Acquired above market leases	1,136
Acquired below market leases	(11,153)
Fair value adjustment of assumed note payable	(362)
Total purchase price	$410,726

The Company recorded revenue for the three and nine months ended September 30, 2013 of $6.6 million and $11.3 million, respectively, and net income for the three months ended September 30, 2013 of $1.8 million and a net loss for the nine months ended September 30, 2013 of $624,000 related to the 2013 Acquisitions.

Appendix II-90

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 6 — REAL ESTATE ACQUISITIONS  – (continued)

The table below presents the Company’s estimated revenue and net income, on a pro forma basis, as if all of the 2013 Acquisitions were completed on January 1, 2012 for each period presented below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Pro forma basis:
Revenue	$371,188	$161,636	$796,324	$445,241
Net income	$50,110	$22,756	$121,473	$90,719

The pro forma information for the three and nine months ended September 30, 2013 was adjusted to exclude $300,000 and $2.3 million, respectively, of property related acquisition costs recorded during the three and nine months ended September 30, 2013. These costs were recognized in the pro forma information for the nine months ended September 30, 2012. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2012, nor does it purport to represent the results of future operations.

2013 Investment in Development Projects

During the nine months ended September 30, 2013, the Company completed the construction of an office building. Total costs for the construction of the building were $43.3 million. The development of the project was initiated in 2011, and therefore, the property is not included in the 2013 Acquisitions.

2012 Property Acquisitions

During the nine months ended September 30, 2012, the Company acquired interests in 287 commercial properties, including a property held in one of the Consolidated Joint Ventures, for an aggregate purchase price of $1.5 billion (the “2012 Acquisitions”). The Company purchased the 2012 Acquisitions with net proceeds from the Follow-on Offering (as defined in Note 15) and the DRIP Offering and through the issuance or assumption of mortgage notes. The Company allocated the purchase price of the 2012 Acquisitions to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

September 30, 2012
Land	$328,363
Building and improvements	950,557
Acquired in-place leases	173,737
Acquired above market leases	28,174
Acquired below market leases	(27,744)
Total purchase price	$1,453,087

The Company recorded revenue for the three and nine months ended September 30, 2012 of $26.8 million and $46.7 million, respectively, and a net loss for the three and nine months ended September 30, 2012 of $1.2 million and $20.7 million, respectively, related to the 2012 Acquisitions.

Appendix II-91

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 6 — REAL ESTATE ACQUISITIONS  – (continued)

The table below presents the Company’s estimated revenue and net income, on a pro forma basis, as if all of the 2012 Acquisitions were completed on January 1, 2011 for each period presented below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Pro forma basis:
Revenue	$157,462	$128,863	$465,594	$343,060
Net income	$32,175	$12,603	$142,990	$25,651

The pro forma information for the three and nine months ended September 30, 2012 was adjusted to exclude $9.9 million and $37.4 million, respectively, of acquisition costs recorded during the three and nine months ended September 30, 2012. These costs were recognized in the pro forma information for the nine months ended September 30, 2011. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2011, nor does it purport to represent the results of future operations.

2012 Investment in Development Projects

During the nine months ended September 30, 2012, the Company acquired a completed development project for an aggregate purchase price of $7.7 million through the repayment of a construction loan facility and the purchase of the joint venture partner’s noncontrolling interest. The Company also completed the construction of a single tenant office building. Total costs for the construction of the building were $12.2 million. The development of these projects was initiated in 2011, and therefore, these properties are not included in the 2012 Acquisitions.

2012 Investments in Unconsolidated Joint Ventures

During the nine months ended September 30, 2012, the Company acquired a $36.1 million interest in an unconsolidated joint venture arrangement. In addition, the Company acquired a $27.7 million financial interest in one of the Consolidated Joint Ventures, whose only assets are interests in three of the Unconsolidated Joint Ventures. The acquired interests are included in the accompanying condensed consolidated unaudited balance sheets in investment in unconsolidated entities.

In connection with the acquired interests in the unconsolidated joint venture arrangements discussed above, one of the Unconsolidated Joint Ventures borrowed $17.6 million (the “Advance Note”) from one of the Consolidated Joint Ventures and fully repaid the Advance Note during the nine months ended September 30, 2012. The Advance Note had a variable interest rate equal to the one-month LIBOR plus 225 basis points. During the nine months ended September 30, 2012, the Company recorded $107,000 of interest income on the Advance Note. No financing coordination fees were incurred in connection with the Advance Note.

NOTE 7 — INVESTMENT IN NOTES RECEIVABLE

As of September 30, 2013, the Company owned a junior mezzanine loan (the “Mezzanine Note”), secured by equity interests in a joint venture which owns 15 shopping centers. The Mezzanine Note has an interest rate of LIBOR plus 9.0% with a LIBOR floor of 0.50% and matures in July 2015 with two one-year extension options. As of both September 30, 2013 and December 31, 2012, the Mezzanine Note had an interest rate of 9.5%. As of September 30, 2013 and December 31, 2012, investment in notes receivable included $25.3 million and $25.4 million, respectively, related to the Mezzanine Note. As of September 30, 2013, the Mezzanine Note balance consisted of the outstanding face amount of the note of $25.0 million,

Appendix II-92

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 7 — INVESTMENT IN NOTES RECEIVABLE  – (continued)

$500,000 of acquisition costs and net accumulated amortization of acquisition costs of $181,000. As of December 31, 2012, the Mezzanine Note balance consisted of the outstanding face amount of the note of $25.0 million, $500,000 of acquisition costs and net accumulated amortization of acquisition costs of $65,000. The acquisition costs are amortized over the term of the loan using the effective interest rate method. Interest only payments are due each month. There were no amounts past due as of September 30, 2013. Subsequent to September 30, 2013, the Company received proceeds of $5.2 million related to the Mezzanine Note, consisting of a $5.0 million loan prepayment and a $160,000 consent fee.

In addition, as of September 30, 2013, the Company owned two mortgage notes receivable, each of which is secured by an office building (collectively the “Mortgage Notes”). As of September 30, 2013 and December 31, 2012, investment in notes receivable included $65.2 million and $64.9 million, respectively, related to the Mortgage Notes. As of September 30, 2013, the Mortgage Notes balance consisted of the outstanding face amount of the notes of $72.2 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $3.7 million. As of December 31, 2012, the Mortgage Notes balance consisted of the outstanding face amount of the notes of $72.9 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $2.8 million. The discount is accreted and acquisition costs are amortized over the terms of each respective Mortgage Note using the effective interest rate method. The Mortgage Notes have a fixed interest rate of 5.93% per annum and mature on October 1, 2018. Interest and principal payments are due each month until October 1, 2018. There were no amounts past due as of September 30, 2013.

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators, such as underlying collateral and payment history. No impairment losses were recorded related to notes receivable for the nine months ended September 30, 2013 or 2012. In addition, no allowances for uncollectability were recorded related to notes receivable as of September 30, 2013 or December 31, 2012.

NOTE 8 — INVESTMENT IN MARKETABLE SECURITIES

During the nine months ended September 30, 2013, the Company sold eight CMBS for aggregate proceeds of $36.5 million, net of closing fees, and realized a loss on the sale of $1.3 million. As of September 30, 2013, the Company owned 21 CMBS, with an estimated aggregate fair value of $271.9 million. As of December 31, 2012, the Company owned 29 CMBS, with an estimated aggregate fair value of $317.2 million.

As of September 30, 2013, certain of these securities were pledged as collateral under repurchase agreements (the “Repurchase Agreements”), as discussed in Note 11. The following table provides the activity for the CMBS during the nine months ended September 30, 2013 (in thousands). No CMBS were in an unrealized loss position at September 30, 2013.

	Amortized Cost Basis	Unrealized Gain	Fair Value
Marketable securities as of December 31, 2012	$271,054	$46,147	$317,201
Net accretion on marketable securities	3,310	—	3,310
Decrease in fair value of marketable securities	—	(10,091)	(10,091)
Decrease due to sale of marketable securities	(37,864)	(612)	(38,476)
Marketable securities as of September 30, 2013	$236,500	$35,444	$271,944

Appendix II-93

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 8 — INVESTMENT IN MARKETABLE SECURITIES  – (continued)

The scheduled maturity of the Company’s CMBS as of September 30, 2013 is as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	236,500	271,944
Due after ten years	—	—
	$236,500	$271,944

Actual maturities of marketable securities can differ from contractual maturities because borrowers may have the right to prepay their respective loan balances at any time. In addition, factors such as prepayments and interest rates may affect the yields on the marketable securities.

NOTE 9 — DISCONTINUED OPERATIONS

During the nine months ended September 30, 2013, the Company disposed of 20 single-tenant properties for an aggregate gross sales price of $100.1 million (the “2013 Property Dispositions”). During the year ended December 31, 2012, the Company disposed of 26 single-tenant properties and two multi-tenant properties for an aggregate gross sales price of $573.8 million (the “2012 Property Dispositions”). No disposition fees were paid in connection with the sale of the 2013 Property Dispositions or the 2012 Property Dispositions. The Company has no continuing involvement with the 2013 Property Dispositions or the 2012 Property Dispositions. The following table presents the major classes of assets and liabilities of the 2013 Property Dispositions and 2012 Property Dispositions as of the respective closing dates (in thousands):

	September 30, 2013	December 31, 2012
Assets:
Investment in real estate assets, net	$76,846	$450,214
Straight-line rent receivables	$976	$12,698
Liabilities:
Notes payable	$—	$180,250	(1)
Below market lease liabilities, net	$1,974	$8,966

(1)	Includes $24.3 million assumed by a buyer of one of the properties.

As of September 30, 2013, the Company classified one property as held for sale (the “2013 Held for Sale Property”). As of December 31, 2012, the Company classified two properties as held for sale (the “2012 Held for Sale Properties”). The results of operations for the 2013 Property Dispositions, the 2012 Property Dispositions, the 2013 Held for Sale Property and the 2012 Held for Sale Properties (collectively, the “Discontinued Operations Properties”) have been presented as discontinued operations on the Company’s condensed consolidated unaudited statements of operations for all periods presented.

Appendix II-94

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 9 — DISCONTINUED OPERATIONS  – (continued)

The following table summarizes the operating income from discontinued operations of the Discontinued Operations Properties for the three and nine months ended September 30, 2013 and 2012 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Total revenue	$2,153	$12,878	$8,124	$39,962
Total expenses	1,597	8,968	5,543	27,514
Income from discontinued operations	556	3,910	2,581	12,448
Gain on sale of real estate assets	3,078	—	22,085	14,781
Total income from discontinued operations	$3,634	$3,910	$24,666	$27,229

The following table presents the major classes of assets and liabilities of the 2013 Held for Sale Property as of September 30, 2013 and the 2012 Held for Sale Properties as of December 31, 2012 (in thousands):

	September 30, 2013	December 31, 2012
Investment in real estate assets, net	$59,571	$15,376
Other assets	1,168	109
Assets related to real estate held for sale, net	$60,739	$15,485
Notes payable	$34,300	$—
Other liabilities	1,070	$322
Liabilities related to real estate assets held for sale	$35,370	$322

NOTE 10 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the terms of the Company’s executed swap agreements designated as hedging instruments (in thousands):

	Balance Sheet Location		Outstanding Notional Amount as of September 30, 2013	Interest Rates(1)	Effective Dates	MaturityDates	Fair Value of (Liabilities) and Assets
							September 30, 2013	December 31, 2012
Interest Rate Swaps	Deferred rent, derivative and other liabilities		$1,186,572	3.15% to 6.83%	12/18/2009 to 7/17/2013	6/27/2014 to 4/1/2021	$(20,317)	$(22,601)
Interest Rate Swaps	Intangible and other assets	(2)	$65,000	3.27% to 4.49%	11/20/2012 to 12/14/2012	1/8/2018 to 11/20/2019	$1,248	$(445)

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread.
(2)	As of December 31, 2012, these interest rate swaps were in a liability position and are included in deferred rent, derivative and other liabilities in the accompanying condensed consolidated unaudited balance sheet as of December 31, 2012.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 5. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Appendix II-95

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 10 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES  – (continued)

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income. Any ineffective portion of the change in fair value of the derivative instruments is recorded in interest expense.

The following table summarizes the unrealized gains and losses on the Company’s derivative instruments and hedging activities for the three and nine months ended September 30, 2013 and 2012 (in thousands):

	Amount of (Loss) Gain Recognized in Other Comprehensive Income				Amount of Loss Reclassified from Accumulated Other Comprehensive Income to Net Income(1)
	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,
Derivatives in Cash Flow Hedging Relationships	2013	2012	2013	2012	2013	2012	2013	2012
Interest Rate Swaps	$(3,726)	$(2,153)	$3,058	$(7,830)	$—	$(9,263)	$(2,564)	$(9,263)

(1)	In connection with the amendment of the Company’s senior unsecured credit facility discussed in Note 11, two interest rate swap agreements, with an aggregate notional amount of $278.8 million and maturity dates of June 27, 2014, were deemed to be ineffective and the Company reclassified $2.6 million of unrealized losses previously recorded in accumulated other comprehensive income into interest expense during the nine months ended September 30, 2013. The Company recorded a $420,000 and $920,000 increase in the fair value related to these swaps in interest expense during the three and nine months ended September 30, 2013, respectively. The remaining interest rate swaps were considered effective during the nine months ended September 30, 2013. As of September 30, 2012, an interest rate swap was designated as ineffective and the unrealized loss was reclassified from accumulated comprehensive income into interest expense as it related to one of the 2012 Held for Sale Properties and the Company terminated the swap when the property was sold.

The Company has agreements with each of its derivative counterparties providing that if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. During the nine months ended September 30, 2013 and 2012, there were no termination events or events of default related to the interest rate swaps.

Appendix II-96

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 11 — NOTES PAYABLE AND OTHER BORROWINGS

As of September 30, 2013, the Company and the Consolidated Joint Ventures had $3.9 billion of debt outstanding, including a loan obligation of $34.3 million to be assumed by the buyer related to the 2013 Held for Sale Property, with a weighted average years to maturity of 5.5 years and weighted average interest rate of 4.04%. The following table summarizes the debt activity during the nine months ended and balances as of September 30, 2013 (in thousands):

	Balance as of December 31, 2012	During the Nine Months Ended September 30, 2013			Balance as of September 30, 2013
		Debt Issuance and Assumptions	Repayments	Other(1)
Fixed rate debt(2)	$2,311,541	$275,088	$(9,824)	$385	$2,577,190
Variable rate debt	84,942	11,901	—	—	96,843
Construction facilities	27,758	6,932	(7,884)	—	26,806
Credit facility	767,750	587,250	(285,000)	—	1,070,000
Repurchase agreements	100,057	—	—	—	100,057
Total(3)	$3,292,048	$881,171	$(302,708)	$385	$3,870,896

(1)	Represents fair value adjustment of assumed mortgage note payable, net of amortization.
(2)	Fixed rate debt included a loan obligation of $34.3 million to be assumed by the buyer related to the 2013 Held for Sale Property, which is included in liabilities related to real estate held for sale, net in the accompanying condensed consolidated unaudited balance sheets.
(3)	The table above does not include loan amounts associated with the Unconsolidated Joint Ventures of $195.8 million, of which $10.2 million is recourse to CCPT III OP. These loans mature on various dates ranging from July 2015 to July 2021.

As of September 30, 2013, the fixed rate debt included $472.8 million of variable rate debt subject to interest rate swap agreements which had the effect of fixing the variable interest rates per annum through the maturity date of the loan. In addition, the fixed rate debt included mortgage notes assumed with an aggregate face amount of $45.0 million and an aggregate fair value of $43.9 million at the date of assumption. The fixed rate debt has interest rates ranging from 2.75% to 6.83% per annum. The variable rate debt has variable interest rates ranging from LIBOR plus 225 basis points to 325 basis points per annum. In addition, the construction facility has an interest rate of LIBOR plus 235 basis points. The debt outstanding matures on various dates from December 2013 through June 2023. The aggregate balance of gross real estate and related assets, net of gross intangible lease liabilities, securing the fixed and variable rate debt outstanding was $4.9 billion as of September 30, 2013. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. Certain notes payable contain covenants, representations, warranties and borrowing conditions customary for similar credit arrangements. These notes also include usual and customary events of default and remedies for agreements of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with the covenants of such notes payable as of September 30, 2013.

As of September 30, 2013, the Company had $194.3 million available for borrowing under a senior unsecured credit facility (the “Credit Facility”) based on the underlying collateral pool of $2.0 billion. During the nine months ended September 30, 2013, the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”), which increased the available borrowings, extended the term and decreased the interest rates associated with the original Credit Facility. The Company expensed $2.6 million of unamortized deferred financing costs incurred in connection with the original Credit Facility and $2.6 million of new loan costs in connection with the Amended and Restated Credit Agreement,

Appendix II-97

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 11 — NOTES PAYABLE AND OTHER BORROWINGS  – (continued)

which are included in interest expense in the accompanying condensed consolidated unaudited statements of operations. The Credit Facility provides for borrowings of up to $1.4 billion, which includes a $500.0 million term loan (the “Term Loan”) and up to $900.0 million in revolving loans (the “Revolving Loans”). The Credit Facility may be increased to a maximum of $1.75 billion. The maturity dates of the Term Loan and the Revolving Loans are June 3, 2018 and June 3, 2017, respectively; however, the Company may elect to extend the maturity date on the Revolving Loans to June 3, 2018 subject to satisfying certain conditions set forth in the Amended and Restated Credit Agreement. Depending upon the type of loan specified and overall leverage ratio, the Revolving Loans bear interest at either LIBOR plus an interest rate spread ranging from 1.65% to 2.25% or a base rate, ranging from 0.65% to 1.25%, plus the greatest of (1) LIBOR plus an interest rate spread ranging from 2.65% to 3.25%, (2) Bank of America N.A.’s Prime Rate or (3) the Federal Funds Rate plus 0.50%. The Company executed a swap agreement associated with the Term Loan, which had the effect of fixing the variable interest rates per annum on July 17, 2013 through the maturity date of the loan at 3.30%. The Revolving Loans and Term Loan had a combined weighted average interest rate of 2.72% as of September 30, 2013. The Amended and Restated Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature and borrowing conditions. In particular, the Amended and Restated Credit Agreement requires the REI segment to maintain a minimum consolidated net worth of at least $3.4 billion as of September 30, 2013, a leverage ratio greater than 60%, a fixed charge coverage ratio equal to or less than 1.50, an unsecured debt to unencumbered asset value ratio greater than 60%, an unsecured debt service coverage ratio equal to or less than 1.75 and a secured debt ratio greater than 40%. The Company believes it was in compliance with the covenants under the Amended and Restated Credit Agreement as of September 30, 2013.

The Repurchase Agreements have interest rates ranging from LIBOR plus 135 basis points to 175 basis points and mature on various dates from October 2013 through December 2013. Upon maturity, the Company may elect to renew the Repurchase Agreements for a period of 90 days until the CMBS mature. The CMBS have a weighted average remaining term of 8.4 years. Under the Repurchase Agreements, the lender retains the right to mark the underlying collateral to fair value. A reduction in the value of the pledged assets would require the Company to provide additional collateral to fund margin calls. As of September 30, 2013, the securities held as collateral had a fair value of $260.8 million and an amortized cost of $227.9 million. There was no cash collateral held by the counterparty as of September 30, 2013. The Repurchase Agreements are being accounted for as secured borrowings because the Company maintains effective control of the financed assets. The Repurchase Agreements are non-recourse to the Company and CCPT III OP.

Appendix II-98

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 12 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the nine months ended September 30, 2013 and 2012 are as follows (in thousands):

	Nine Months Ended September 30,
	2013	2012
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Dividends declared and unpaid	$28,720	$25,418
Fair value of mortgage notes assumed in real estate acquisitions at date of assumption	$10,223	$24,000
Common stock issued through distribution reinvestment plan	$74,395	$124,964
Net unrealized gain on interest rate swaps	$3,058	$1,433
Unrealized (loss) gain on marketable securities	$(10,091)	$43,038
Contingent consideration	$237,481	$6,494
Common stock issued as consideration related to the merger	$90,660	$—
Accrued deferred financing costs, construction and capital expenditures	$741	$3,397
Supplemental Cash Flow Disclosures:
Interest paid, net of capitalized interest of $43 and $237, respectively	$105,713	$85,437

NOTE 13 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may become subject to litigation, claims or commitments. The Company is not aware of any material pending legal proceedings, other than as stated below and ordinary routine litigation incidental to the Company’s business, to which the Company is a party or to which the Company’s properties are the subject.

Litigation in Connection with the Cole Holdings Merger

In connection with the Cole Holdings Merger, between March 20 and April 30, 2013, three putative class action lawsuits were filed in the Circuit Court for Baltimore City, Maryland making various claims alleging that the Cole Holdings Merger injured the Company and its shareholders. On April 30, 2013, the actions were consolidated by order of the Court as one action called In Re Cole Credit Property Trust, III, Inc. Derivative And Class Litigation, Case No. 24-C-13-001563. On May 8, 2013, plaintiffs filed a consolidated amended class action and derivative complaint naming as defendants Holdings; Cole REIT Advisors III, LLC (“CR III Advisors”); Merger Sub; CCA; Cole Capital Corporation; Equity Fund Advisors, Inc.; Cole Realty Advisors, Inc.; each of the Company’s directors; and the Company as a nominal defendant. The consolidated amended complaint alleges a variety of claims against some or all of the defendants including claims for breaches of fiduciary duties and aiding abetting those breaches; unjust enrichment; corporate waste; breaches of the Company’s charter and the advisory agreement with CR III Advisors; and disclosure violations in connection with disclosures for the Company’s 2013 annual meeting. The plaintiffs seek, among other relief, class certification; various forms of injunctive relief; compensatory damages; and restitution. On June 7, 2013, defendants in the consolidated action moved to dismiss the amended complaint for, among other reasons, lack of standing and failure to state a claim upon which relief can be granted. On July 15, 2013, plaintiffs opposed

Appendix II-99

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 13 — COMMITMENTS AND CONTINGENCIES  – (continued)

defendants’ motion. A hearing was held on August 27, 2013 before a Maryland state judge. On October 23, 2013, the Maryland court issued a ruling granting defendants’ motion to dismiss plaintiffs’ consolidated amended complaint, with prejudice.

On March 27, 2013, a putative derivative action was filed in the U.S. District Court, Arizona District, captioned Carter v. Cole Holdings, et al., No. CV-13-00629-PHX-ROS (“Carter”) making various claims alleging that the Cole Holdings Merger injured the Company and its shareholders. On May 13, 2013, Carter amended the complaint naming as defendants Holdings; CR III Advisors; Merger Sub; each of the Company’s directors, and the Company as nominal defendant. The amended complaint alleges a variety of claims against some or all of the defendants including claims for breaches of fiduciary duty and aiding and abetting those breaches; breaches of the Company’s charter and the advisory agreement with CR III Advisors; breach of the implied covenant of good faith; abuse of control; corporate waste; unjust enrichment; and, in connection with disclosures for the Company’s 2013 annual meeting, violations of Sections 14 and 20 of the Securities Exchange Act of 1934. Carter seeks, among other relief, a declaratory judgment; various forms of injunctive relief; compensatory damages; and restitution.

On April 8, 2013, a putative class action and derivative action was filed in the U.S. District Court, Arizona District, captioned Schindler v. Cole Holdings Corporation, et al., No. CV-13-00712-PHX-ROS (“Schindler”) making various claims alleging that the Cole Holdings Merger injured the Company and its shareholders. On June 7, 2013, Schindler amended the complaint naming as defendants Holdings; CR III Advisors; Merger Sub; the Company’s directors; and the Company as nominal defendant. The amended complaint alleges a variety of claims against some or all of the defendants including claims for breaches of fiduciary duty and aiding and abetting those breaches; unjust enrichment; corporate waste; and, in connection with disclosures for the Company’s 2013 annual meeting, violations of Sections 14 and 20 of the Securities Exchange Act of 1934. Schindler seeks, among other relief, class certification; various forms of injunctive relief; compensatory damages; and restitution.

On October 23, 2013, the U.S. District Court for the District of Arizona issued an order granting defendants’ motion to consolidate the Carter and Schindler actions, granting Schindler’s motion for appointment as lead plaintiff and of his selection for lead plaintiffs’ counsel, and denying Carter’s motion for appointment of lead plaintiff and lead liaison counsel. On November 1, 2013, the court ordered plaintiffs to file an amended, consolidated complaint, but has since stayed the deadline of that filing pending further order of the court.

Litigation in Connection with the ARCP Merger

To date, four lawsuits have been filed in connection with the announced ARCP Merger Agreement. The first, Wunsch v. Cole Real Estate Investments, Inc., et al (“Wunsch”), No. 13-CV-2186, is a putative class action that was filed on October 25, 2013 in the U.S. District Court for the District of Arizona. The Company, ARCP, ARCP Merger Sub, and the Company’s directors — Christopher Cole, Thomas Andruskevich, Marc Nemer, Scott Sealy and Leonard Wood — are named as defendants. The named plaintiff claims to be a stockholder of the Company and purports to represent “all owners of the Company’s common stock as of October 23, 2013.” The complaint asserts two claims: first, that the individual defendants breached fiduciary duties owed to plaintiff and the other public stockholders of the Company; and second, that the entity defendants aided and abetted those breaches. The plaintiff seeks, among other relief: class certification; to enjoin the ARCP Merger or, if it is consummated, to rescind it; an accounting of all damages caused; and attorneys’ fees.

On October 30, 2013 and October 31, 2013, three other putative stockholder class action lawsuits were filed in the Circuit Court for Baltimore City, Maryland, captioned as: Operman v. Cole Real Estate

Appendix II-100

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 13 — COMMITMENTS AND CONTINGENCIES  – (continued)

Investments, Inc., et al (“Operman”); Branham v. Cole Real Estate Investments, Inc., et al (“Branham”); and Wilfong v. Cole Real Estate Investments, Inc., et al (“Wilfong”). All of these lawsuits name the Company, ARCP, and the Company’s directors as defendants; Branham and Wilfong also name ARCP Merger Sub as a defendant. All of the named plaintiffs claim to be stockholders of the Company and purport to represent all holders of the Company’s stock. Each complaint includes the same claims asserted in the Wunsch lawsuit described above: first, that the individual defendants breached fiduciary duties owed to the plaintiffs and to other public stockholders of the Company; and second, that the entity defendants aided and abetted those breaches. In addition, the Operman lawsuit claims that the individual defendants breached their duty of candor to stockholders; the Branham lawsuit also asserts a claim derivatively, on behalf of the Company, against the individual defendants for their alleged breach of fiduciary duties owed to the Company. Among other remedies, the complaints seek injunctive relief prohibiting the defendants from completing the proposed ARCP Merger or, in the event that an injunction is not awarded, unspecified money damages, costs and attorneys’ fees.

The Company believes that the lawsuits in connection with the Cole Holdings Merger and the ARCP Merger are without merit, but the ultimate outcome of these matters cannot be predicted. While losses and legal expenses may be incurred, an estimate of the range of reasonably possible potential losses cannot be made, and no provisions for losses have been recorded in the accompanying condensed consolidated unaudited financial statements.

Purchase Commitments

Under its PCM segment, the Company enters into purchase and sale agreements, and deposits funds into escrow towards the purchase of such acquisitions, most of which are expected to be assigned to one of the Managed REITs at or prior to the closing of the respective acquisition. As of September 30, 2013, the Company was a party in 54 purchase and sale agreements with unaffiliated third-party sellers to purchase a 100% interest in 163 properties, subject to meeting certain criteria, for an aggregate purchase price of $690.2 million, exclusive of closing costs. As of September 30, 2013, the Company had $17.3 million of property escrow deposits held by escrow agents in connection with these future property acquisitions, which may be forfeited if the transactions are not completed under certain circumstances. The Company will be reimbursed by the assigned Managed REIT for amounts escrowed when it acquires a property. As of October 31, 2013, the Company had assigned 58 of these properties, with an aggregate purchase price of $322.2 million, to certain of the Managed REITs. As of October 31, 2013, two agreements were terminated and no escrow deposits were forfeited.

Contingent Consideration Arrangements

In addition, the Holdings Executives may be entitled to the Merger Contingent Consideration to be paid by the Company. The Company also had properties subject to earnout provisions obligating it to pay additional consideration to the respective seller contingent on the future leasing and occupancy of vacant space at the properties. Refer to Note 5 for further discussion.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the

Appendix II-101

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 13 — COMMITMENTS AND CONTINGENCIES  – (continued)

Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. Accordingly, the Company does not believe that it is reasonably possible that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

NOTE 14 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company’s PCM segment is contractually responsible for managing the Managed REITs’ affairs on a day-to-day basis, identifying and making acquisitions and investments on the Managed REITs’ behalf, and recommending to each of the Managed REIT’s respective board of directors an approach for providing investors with liquidity. In addition, the Company distributes the shares of common stock for certain Managed REITs and advises them regarding offerings, manages relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to the offerings. The Company receives compensation and reimbursement for services relating to the Managed REITs’ offerings and the investment, management and disposition of their respective assets, as applicable.

Offerings

The Company generally receives a selling commission of up to 7.0% of gross offering proceeds related to the sale of shares of CCPT IV, CCIT and CCIT II common stock in their primary offerings, before reallowance of commissions earned by participating broker-dealers. The Company has and intends to continue to reallow 100% of selling commissions earned to participating broker-dealers. In addition, the Company generally receives 2.0% of gross offering proceeds in the primary offerings, before reallowance to participating broker-dealers, as a dealer manager fee in connection with the sale of CCPT IV, CCIT and CCIT II shares of common stock. The Company, in its sole discretion, may reallow all or a portion of its dealer manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer manager fees are paid to the Company or other broker-dealers with respect to shares sold under the respective Managed REIT’s distribution reinvestment plans, under which the stockholders may elect to have distributions reinvested in additional shares.

In connection with the sale of INAV shares of common stock, the Company receives an asset-based dealer manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to (1) 1/365th of 0.55% of the net asset value (“NAV”) for Wrap Class shares of common stock (“W Shares”) for such day, (2) 1/365th of 0.55% of the NAV for Advisor Class shares of common stock (“A Shares”) for such day and (3) 1/365th of 0.25% of the NAV for Institutional Class shares of common stock (“I Shares”) for such day. The Company, in its sole discretion, may reallow a portion of its dealer manager fee received on W Shares, A Shares and I Shares to participating broker-dealers. In addition, the Company receives a selling commission on A Shares sold in the primary offering of up to 3.75% of the offering price per share for A Shares, before reallowance of commissions earned by participating broker-dealers. The Company has and intends to continue to reallow 100% of selling commissions earned to participating broker-dealers. The Company also receives an asset-based distribution fee for A Shares that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.50% of the NAV for A Shares for such day. The Company, in its sole discretion, may reallow a portion of the distribution fee to participating broker-dealers. No selling commissions are paid to the Company or other broker-dealers with respect to W Shares or I Shares or on shares of any class of INAV common stock sold pursuant to INAV’s distribution reinvestment plan,

Appendix II-102

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 14 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS  – (continued)

under which the stockholders may elect to have distributions reinvested in additional shares, and no distribution fees are paid to the Company or other broker-dealers with respect to W Shares or I Shares.

All other organization and offering expenses associated with the sale of the Managed REITs’ common stock (excluding selling commissions, if applicable, and the dealer manager fee) are paid for in advance by the Company and subject to reimbursement by the Managed REITs, up to certain limits per the respective advisory agreement. As these costs are incurred, they are recorded as reimbursement revenue, up to the respective limit, and are included in dealer manager fees, selling commissions and offering reimbursements in the financial results for the PCM segment in Note 4. Expenses paid on behalf of the Managed REITs in excess of these limits that are expected to be collected are recorded as program development costs. As of September 30, 2013, the Company had $8.3 million of organization and offering costs paid on behalf of the Managed REITs in excess of the limits that have not been reimbursed, which are expected to be reimbursed by the Managed REITs as they raise additional proceeds from the respective offering. The program development costs are included in intangible and other assets, net in the accompanying condensed consolidated unaudited balance sheets. Subsequent to September 30, 2013, the Company had incurred $590,000 of additional organization and offering costs and the Managed REITs reimbursed the Company $438,000.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided to the Managed REITs related to the services described above during the three months ended September 30, 2013 and the period from the Cole Holdings Merger Date to September 30, 2013 (in thousands). As the Company did not commence operations for the PCM segment until the Cole Holdings Merger Date, comparative financial data is not presented for the three and nine months ended September 30, 2012.

	Three Months Ended September 30, 2013
	CCPT IV	CCIT	INAV	Total
Offering:
Selling commission revenue	$40,557	$71,379	$—	$111,936
Selling commissions reallowance expense	$40,557	$71,379	$—	$111,936
Dealer manager fee revenue	$11,723	$21,246	$67	$33,036
Dealer manager fees reallowance expense	$6,552	$11,909	$1	$18,462
Other expense reimbursement revenue	$11,827	$15,996	$69	$27,892

	Period from the Cole Holdings Merger Date to September 30, 2013
	CCPT IV	CCIT	INAV	Total
Offering:
Selling commission revenue	$54,924	$90,407	$—	$145,331
Selling commissions reallowance expense	$54,924	$90,407	$—	$145,331
Dealer manager fee revenue	$15,911	$26,847	$113	$42,871
Dealer manager fees reallowance expense	$8,849	$15,178	$2	$24,029
Other expense reimbursement revenue	$16,072	$20,238	$170	$36,480

Operations

The Company earns acquisition fees related to the acquisition, development or construction of properties on behalf of certain of the Managed REITs. In addition, the Company is reimbursed for acquisition expenses incurred in the process of acquiring properties up to certain limits per the respective advisory agreement. The Company is not reimbursed for personnel costs in connection with services for which it receives acquisition

Appendix II-103

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 14 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS  – (continued)

fees or real estate commissions. In connection with services provided by the Company related to the origination or refinancing of any debt financing obtained by certain Managed REITs that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company receives a finance coordination fee and reimbursement, subject to certain limitations. In addition, the Company may earn disposition fees related to the sale of one or more properties, including those held indirectly through joint ventures, on behalf of a Managed REIT. Acquisition, finance coordination and disposition fees and reimbursements, as applicable, are included in transaction service fees in the financial results for the PCM segment in Note 4.

The Company earns advisory and asset and property management fees from certain Managed REITs and other affiliates. In addition, the Company may be reimbursed for expenses incurred in providing advisory and asset and property management services, subject to certain limitations. Advisory fees, asset and property management fees and reimbursements of expenses are included in management fees and reimbursements in the financial results for the PCM segment in Note 4.

The Company recorded fees and expense reimbursements as shown in the table below for services provided primarily to the Managed REITs related to the services described above during the three months ended September 30, 2013 and the period from the Cole Holdings Merger Date to September 30, 2013 (in thousands). As the Company did not commence operations for the PCM segment until the Cole Holdings Merger Date, comparative financial data is not presented for the three and nine months ended September 30, 2012.

	Three Months Ended September 30, 2013
	CCPT II(1)	CCPT IV	CCIT	Other	Total
Operations:
Acquisition fee revenue	$—	$7,257	$9,626	$—	$16,883
Asset management fee revenue	$411	$—	$—	$250	$661
Property management and leasing fee revenue	$248	$—	$—	$168	$416
Operating expense reimbursement revenue	$80	$1,780	$1,119	$—	$2,979
Advisory and performance fee revenue	$—	$2,650	$2,154	$324	$5,128

	Period from the Cole Holdings Merger Date to September 30, 2013
	CCPT II(1)	CCPT IV	CCIT	Other	Total
Operations:
Acquisition fee revenue	$—	$17,853	$20,390	$149	$38,392
Asset management fee revenue	$2,559	$—	$—	$486	$3,045
Property management and leasing fee revenue	$1,698	$—	$—	$346	$2,044
Operating expense reimbursement revenue	$933	$2,653	$1,641	$—	$5,227
Advisory and performance fee revenue	$—	$4,447	$3,338	$399	$8,184

(1)	Includes fees and reimbursements recorded for services provided to Cole Credit Property Trust II, Inc. (“CCPT II”) through July 17, 2013, the date of its merger with Spirit Realty Capital, Inc. (“Spirit”). In the connection with the merger between CCPT II and Spirit, the Company agreed to provide certain accounting and related services to Spirit for one quarter. During the nine months ended September 30,

Appendix II-104

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 14 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS  – (continued)

2013, the Company recorded revenue of $900,000 related to these services, which is not included in the table above and is included in management fees and reimbursements in the financial results for the PCM segment in Note 4.

Investment in REITs

As of September 30, 2013, the Company owned aggregate equity investments of $427,000 in the Unconsolidated Managed REITs, which is included in investment in unconsolidated entities in the accompanying condensed consolidated unaudited balance sheets. The table below presents certain information related to the Company’s investments in the Unconsolidated Managed REITs as of September 30, 2013 (carrying amount in thousands):

Unconsolidated Managed REIT	% of Outstanding Shares Owned as of September 30, 2013	Carrying Amount of Investment as of September 30, 2013
CCPT	0.01%	$5
CCPT IV	0.02%	147
CCIT	0.01%	103
INAV	0.42%	172
		$427

In addition, as of September 30, 2013, the Company had an aggregate investment of $400,000 in two REITs: CCPT V, which is currently in the registration process, and CCIT II, which had its registration statement declared effective by the SEC on September 17, 2013. The aggregate investment of $400,000 is included in cash and cash equivalents in the accompanying condensed consolidated unaudited balance sheet as the Company is the sole stockholder of these REITs.

Due from Affiliates

As of September 30, 2013, $13.1 million was expected to be collected from the Managed REITs for services provided by the Company and expenses subject to reimbursement by the Managed REITs in accordance with their respective advisory and property management agreements and was included in due from affiliates on the accompanying condensed consolidated unaudited balance sheet. In connection with the Cole Holdings Merger, the Company acquired two secured revolving line of credit agreements that provide for an aggregate of $2.9 million of available borrowings to CCPT. The line of credit agreements each bear a fixed interest rate of 5.75%, mature in March 2014 and are secured by a single retail property. At the Cole Holdings Merger Date, no amounts were outstanding under the lines of credit. During the three months ended September 30, 2013, CCPT borrowed $300,000 on one of the lines of credit, which is included in due from affiliates in the accompanying condensed consolidated unaudited balance sheet.

Pre-Merger Expenses

Prior to the Cole Holdings Merger, CCPT III was externally advised by a subsidiary of Holdings. CCPT III recorded fees and expense reimbursements for property management and advisory services provided by a subsidiary of Holdings of $16.7 million from January 1, 2013 through the Cole Holdings Merger Date and $22.9 million and $82.8 million, respectively, for the three and nine months ended September 30, 2012.

NOTE 15 — EQUITY

Common Stock

The Company is authorized to issue up to 990.0 million shares of common stock, $0.01 par value per share. As of September 30, 2013, the Company had issued approximately 473.6 million shares, net of share

Appendix II-105

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 15 — EQUITY  – (continued)

redemptions, of which the approximately 4.3 million Escrow Shares, as discussed in Note 3, were not considered outstanding in accordance with GAAP. As of December 31, 2012, the Company had approximately 479.5 million shares issued and outstanding. On June 20, 2013, the Company listed its common stock on the NYSE under the ticker symbol “COLE.”

Preferred Stock

The Company is authorized to issue up to 10.0 million shares of preferred stock, $0.01 par value per share. As of September 30, 2013 and December 31, 2012, the Company did not have any preferred stock issued or outstanding. The Company’s board of directors has no present plans to issue shares of preferred stock, but it may do so at any time in the future without stockholder approval.

Prior Public Offerings, Distribution Reinvestment Plan and Share Redemption Program

The Company offered shares of common stock in its initial offering (the “Initial Offering”) from January 2009 to October 2010. At the completion of the Initial Offering, a total of approximately 217.5 million shares of common stock had been issued, including approximately 211.6 million shares issued in the primary offering and approximately 5.9 million shares issued pursuant to a distribution reinvestment plan (the “DRIP”). The remaining approximately 32.5 million unsold shares in the Initial Offering were deregistered.

The Company offered shares of its common stock pursuant to a follow-on offering (the “Follow-on Offering”) from October 2010 to April 2012. At the completion of the Follow-on Offering, a total of approximately 262.2 million shares of common stock had been issued, including approximately 242.9 million shares issued in the primary offering and approximately 19.3 million shares issued pursuant to the DRIP. The remaining approximately 12.8 million unsold shares in the Follow-on Offering were deregistered.

In addition, the Company registered 75.0 million shares of common stock under the DRIP pursuant to a registration statement filed on Form S-3 (the “DRIP Offering” and collectively with the Initial Offering and the Follow-on Offering, the “Offerings”), which was filed with the SEC on March 14, 2012 and automatically became effective with the SEC upon filing. On April 12, 2013, the Company announced that the board of directors, including all of the Company’s independent directors, had voted to suspend the DRIP. On June 17, 2013, the board of directors, including all of the Company’s independent directors, voted to terminate the DRIP effective as of the date of the Listing. Prior to the termination date, the Company had issued approximately 20.3 million shares pursuant to the DRIP Offering. During the nine months ended September 30, 2013, the Company deregistered the remaining approximately 54.7 million unsold shares.

In the Offerings, the Company issued approximately 499.9 million shares of its common stock for aggregate gross proceeds of $5.0 billion (including shares sold pursuant to the DRIP), before share redemptions pursuant to the share redemption program of $174.7 million and offering costs, selling commissions and dealer management fees of $463.2 million.

In connection with the Cole Holdings Merger, the Company issued approximately 12.8 million shares of the Company’s common stock during the nine months ended September 30, 2013 in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company redeemed approximately 796,000 shares to satisfy applicable tax withholdings related to the Upfront Stock Consideration and Listing Consideration.

The Company had a share redemption program whereby stockholders could sell shares of the Company’s common stock to the Company in compliance with the applicable requirements and guidelines of the Company’s share redemption program. On April 12, 2013, the Company’s board of directors, including all of its independent directors, voted to suspend the share redemption program in anticipation of the planned listing

Appendix II-106

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 15 — EQUITY  – (continued)

of its shares of common stock on the NYSE. On June 17, 2013, the Company’s board of directors, including all of its independent directors, voted to terminate the share redemption program effective as of the date of the Listing, and the share redemption program was terminated as of such date. During the nine months ended September 30, 2013, the Company received valid redemption requests relating to approximately 5.3 million shares, which were redeemed in full for $52.3 million (an average of $9.82 per share).

Tender Offer

On June 20, 2013, the Company commenced a modified “Dutch auction” tender offer to purchase for cash up to $250.0 million in value of shares of its common stock from its stockholders, which expired on August 8, 2013 (the “Tender Offer”). As a result of the Tender Offer, the Company purchased approximately 20.4 million shares of common stock properly tendered and not properly withdrawn prior to the expiration of the Tender Offer at a purchase price of $12.25 per share, for an aggregate purchase price of $250.0 million, excluding fees and expenses relating to the Tender Offer. The Company funded the purchase price for shares of common stock accepted for payment pursuant to the Tender Offer, and related fees and expenses, from available cash and borrowings under the Credit Facility.

Fractional Share Redemptions

In connection with the Listing, the Company’s board of directors, including all of its independent directors, approved eliminating all outstanding fractional shares of the Company’s common stock no earlier than the 11th business day following the completion or termination of the Tender Offer by paying each holder of a fractional share as of the record date for the payments an amount in cash equal to the fraction of a share being repurchased multiplied by the average closing price of the Company’s common stock on the NYSE for the ten trading days ending on the trading day prior to the record date, rounded to the nearest whole cent. During the three months ended September 30, 2013, the Company redeemed an aggregate of approximately 35,000 fractional shares for $394,000 (an average of $11.18 per share).

Share Repurchase Program

The Company’s board of directors adopted a share repurchase program (the “Share Repurchase Program”), authorizing the repurchase by the Company, from time to time, of the Company’s shares of common stock for an aggregate purchase price (excluding fees, commissions and all other ancillary expenses) of up to $250.0 million commencing no earlier than the 11th business day following the completion or termination of the Tender Offer. The Company may conduct repurchases on the open market, including through the facilities of the NYSE, in privately negotiated transactions, or otherwise, by direct purchases of common stock or purchases pursuant to derivative instruments or securities relating to common stock, or other transactions. The timing and extent of any repurchases will depend upon market conditions, the trading price of the common stock and other factors. The Share Repurchase Program does not require the Company to acquire any specific number of or value of shares (subject to the maximum value stated above) and may be terminated at any time. The Company intends to fund the purchase price for shares of common stock repurchased pursuant to the Share Repurchase Program, and all related fees and expenses, from available cash and/or borrowings under the Credit Facility. No shares were repurchased under the Share Repurchase Program as of September 30, 2013. The ARCP Merger Agreement, which was entered into subsequent to September 30, 2013, provides that the Company generally may not repurchase shares of its common stock, except as may otherwise be provided in the ARCP Merger Agreement.

Appendix II-107

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 16 — STOCK-BASED COMPENSATION

Equity Incentive Plans

During the nine months ended September 30, 2013, the Company’s board of directors, upon the recommendation of a special committee comprised solely of independent directors, approved and adopted the Cole Credit Property Trust III, Inc. 2013 Omnibus Employee Incentive Plan (the “Employee Plan”) and the Cole Credit Property Trust III, Inc. 2013 Non-Employee Director Plan (the “Non-Employee Director Plan”, and together with the Employee Plan, the “Equity Plans”). The Equity Plans were adopted and became effective on May 8, 2013 and, unless earlier terminated by the board of directors, will terminate on May 8, 2023. The compensation committee of the Company’s board of directors administers the Equity Plans. Pursuant to the Employee Plan, approximately 40.2 million shares of common stock of the Company, subject to adjustment, are reserved for issuance, and pursuant to the Non-Employee Director Plan, a total of 500,000 shares of common stock of the Company, subject to adjustment, are reserved for issuance. The Equity Plans provide for the grant of non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalents and other stock-based awards. The Employee Plan also provides for the grant of stock options intended to be incentive stock options under Section 422 of the Internal Revenue Code and cash-based awards. Awards under the Employee Plan may only be granted to employees and consultants of the Company, while awards under the Non-Employee Director Plan may only be granted to non-employee directors of the Company’s board of directors. Under the Non-Employee Director Plan, the maximum number of awards that may be granted to any non-employee director in a calendar year may not exceed a grant date fair market value of $300,000.

In July 2013 and August 2013, the compensation committee of the Company’s board of directors approved the grant of approximately 2.3 million restricted share units (“RSUs”) to certain Company employees, including the Company’s chief executive officer and its other executive officers, and approximately 592,000 performance share units (“PSUs”) to the Company’s chief executive officer and its other executive officers under the Employee Plan. The RSUs are scheduled to vest and will be settled in shares of the Company’s common stock in installments subject to the employee’s continued employment over a three-year period. The PSUs have a performance vesting condition based on the Company’s achievement of total stockholder return relative to the total stockholder return of a specified peer group and a continued employment condition over a three-year period, and will be settled in shares of the Company’s common stock in installments at the end of the three-year period.

In addition, in August 2013, the compensation committee of the Company’s board of directors approved the grant of approximately 27,000 RSUs under the Non-Employee Director Plan to non-employee directors of the Company. These RSUs are scheduled to vest on July 1, 2014, subject to the non-employee director’s continued service as a director of the Company through the vesting date.

Appendix II-108

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 16 — STOCK-BASED COMPENSATION  – (continued)

The following table summarizes the Company’s non-vested share awards activity under the Equity Plans during the nine months ended September 30, 2013:

	RSU Awards		PSU Awards
	Shares	Weighted Average Grant Date Fair Value(1)	Shares	Weighted Average Grant Date Fair Value(2)
Non-vested at December 31, 2012	—	—	—	—
Granted	2,283,744	$10.56	591,929	$7.04
Vested	—	—	—	—
Forfeited	(6,450)	10.56	—	—
Non-vested at September 30, 2013	2,277,294	$10.56	591,929	$7.04

(1)	The grant date fair values of the RSUs were based on the closing price reported for the Company’s common stock on the NYSE on the respective grant date. Certain RSUs are subject to a two-year restriction period, and, therefore, the fair value for such RSUs was adjusted for a lack of marketability discount of 15%.
(2)	The grant date fair values for the PSUs were determined using a Monte Carlo simulation model on a risk-neutral basis. The key assumptions used in the model were primarily based on available Company data and data of companies with similar operations to the Company and included: (1) an expected volatility rate of 32%; (2) a dividend yield of 6%; (3) a risk-free interest rate of 0.64%; and (4) a lack of marketability discount of 15%, as applicable.

During each of the three and nine months ended September 30, 2013, the Company recognized $1.8 million of stock-based compensation expense related to the Equity Plans, which is included in general and administrative expenses in the accompanying condensed consolidated unaudited statement of operations. The Company used historical staff turnover rates to estimate the forfeiture rate for its non-vested RSUs granted to employees of the Company, which is reflected as a reduction to stock-based compensation expense. In accordance with the Equity Plans, the Company will pay cash dividends related to the RSUs and PSUs on each respective vesting date. These dividends are forfeitable if the respective employee or non-employee director is no longer employed by or serving on the board of directors of, as applicable, the Company on the vesting date. As of September 30, 2013, the Company recorded $300,000 of dividends payable for dividends that would have been paid had the RSUs and PSUs been issued on the respective grant date, adjusted for the forfeiture rate discussed above. These dividends payable are included in the accompanying condensed consolidated unaudited balance sheet in deferred rent, derivative and other liabilities.

As of September 30, 2013, the Company had $21.8 million of unrecognized compensation expenses related to the RSUs, which will be recognized over the remaining weighted average vesting period of approximately 1.7 years, and $3.9 million of unrecognized compensation expenses related to the PSUs, which will be recognized over the remaining weighted average vesting period of approximately 2.7 years.

See Note 19 for a discussion of the treatment of the RSUs and PSUs under the ARCP Merger Agreement.

Merger Related Stock-Based Compensation

The Company issued the Escrow Shares in connection with the Cole Holdings Merger and the Listing. The Company recognized $13.3 million and $23.6 million of merger related stock-based compensation expense related to the Escrow Shares during the three and nine months ended September 30, 2013, respectively. See Note 3 for further discussion.

Appendix II-109

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 17 — EARNINGS PER SHARE

The Escrow Shares are included in the computation of earnings per share under the two-class method as they contain non-forfeitable rights to dividends and are considered to be participating securities in accordance with GAAP. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Escrow Shares contain rights to receive non-forfeitable dividend equivalents, and therefore the Company applies the two-class method of computing earnings per share. The calculation of earnings per share below excludes the income attributable to the Escrow Shares from the numerator. The following table summarizes basic and diluted earnings (in thousands, except share and per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Numerator:
Net income attributable to the Company	$24,189	$18,567	$93,323	$77,727
Dividends paid and declared on Escrow Shares	(764)	—	(1,369)	—
Net income – basic and diluted	$23,425	$18,567	$91,954	$77,727
Denominator:
Weighted average number of common shares outstanding – basic	479,370,020	476,353,149	482,720,629	457,996,321
Effect of dilutive securities	16,109,936	—	6,568,232	—
Weighted average number of common shares outstanding – diluted	495,479,956	476,353,149	489,288,861	457,996,321
Basic earnings per common share:
Net income per common share attributable to the Company	$0.05	$0.04	$0.19	$0.17
Diluted earnings per common share:
Net income per common share attributable to the Company	$0.05	$0.04	$0.19	$0.17

In accordance with GAAP, shares of common stock included in the Company’s diluted earnings per common share determination consist of the Merger Contingent Consideration pursuant to the Cole Holdings Merger Agreement using the if-converted method and unvested shares from the Escrow Share arrangements using the treasury share method. A total of 1,347,653 and 773,690 shares of common stock for the three and nine months ended September 30, 2013, respectively, were excluded from the earnings per share computations above as their effect would have been antidilutive.

NOTE 18 — INCOME TAXES

As a REIT, the Company generally is not subject to federal income tax, with the exception of its TRS. However, the Company, including its TRS, is still subject to certain state and local income taxes in the various jurisdictions in which it operates.

Based on the above, the PCM segment, substantially all of which is conducted through a TRS, recognized a provision for federal and state income taxes of $9.4 million and $9.2 million for the three and nine months ended September 30, 2013, respectively. No provision for income taxes was recognized for the

Appendix II-110

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 18 — INCOME TAXES  – (continued)

three and nine months ended September 30, 2012 as the Company did not commence operations for the PCM segment until the Cole Holdings Merger Date. The difference in the provision for income taxes reflected in the condensed consolidated unaudited statements of operations as compared to the provision calculated at the statutory federal income tax rate is primarily attributable to various permanent differences and state and local income taxes.

The REI segment recognized state income and franchise taxes of $481,000 and $1.7 million during the three and nine months ended September 30, 2013, respectively, and $348,000 and $1.5 million during the three and nine months ended September 30, 2012, respectively, which are included in general and administrative expenses in the accompanying condensed consolidated unaudited statements of operations.

NOTE 19 — SUBSEQUENT EVENTS

ARCP Merger Agreement

On October 22, 2013, the Company entered into the ARCP Merger Agreement with ARCP and ARCP Merger Sub. The ARCP Merger Agreement provides for the merger of the Company with and into ARCP Merger Sub, with ARCP Merger Sub surviving as a direct wholly owned subsidiary of ARCP. The board of directors of the Company has, by unanimous vote of the members of the board of directors, approved the ARCP Merger Agreement, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement. The ARCP Merger is expected to close in the first half of 2014.

Pursuant to the terms and subject to the conditions set forth in the ARCP Merger Agreement, at the effective time of the ARCP Merger (the “Effective Time”), each outstanding share of common stock, par value $0.01, of the Company (“Company Common Stock”) will be converted into the right to receive, pursuant to an election made by each stockholder, (i) $13.82 in cash, but in no event will the aggregate consideration paid in cash be paid on more than 20% of the shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time or (ii) 1.0929 shares of common stock, par value $0.01, of ARCP (“ARCP Common Stock”).

If the aggregate elections for payment in cash exceed 20% of the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in ARCP Common Stock.

At the Effective Time, each of the Company’s outstanding RSUs and PSUs will vest in full and will be converted into the right to receive the merger consideration. Each PSU will be deemed earned based on the average of the target and maximum percentage payout percentages set forth under the terms of the award agreement applicable to such PSU.

Pursuant to the terms of the ARCP Merger Agreement, the board of directors of ARCP will be expanded by two, which vacancies will be filled by two of the Company’s independent directors at the Effective Time, subject to the ARCP board’s determination that such individuals meet the definition of “independent director” set forth in the rules and regulations of the NASDAQ Stock Market and applicable regulations promulgated by the SEC, and satisfy the criteria set forth in ARCP’s Nominating and Corporate Governance Committee charter.

The Company and ARCP have made certain customary representations and warranties to each other in the ARCP Merger Agreement. The Company has agreed, among other things, not to solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request from third parties regarding other proposals to acquire the Company, and not to engage in any discussions or negotiations regarding any such proposal, or furnish to any third party non-public information regarding the Company. The Company has also

Appendix II-111

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 19 — SUBSEQUENT EVENTS  – (continued)

agreed to certain other restrictions on its ability to respond to any such proposals. The ARCP Merger Agreement also includes certain termination rights for both the Company and ARCP and provides that, in connection with the termination of the ARCP Merger Agreement, under specified circumstances, the Company or ARCP, as applicable, may be required to pay to the other party expense reimbursements in an amount equal to $10.0 million. The ARCP Merger Agreement also provides for the payment of a break-up fee by the Company in the amount of $100.0 million if the ARCP Merger Agreement is terminated under specified circumstances, and for the payment of a reverse break-up fee by ARCP in the amount of either $5.0 million or $110.0 million if the ARCP Merger Agreement is terminated under certain other specified circumstances.

The completion of the ARCP Merger is subject to various conditions, including, among other things, the approval by the Company’s stockholders of the ARCP Merger and the approval by ARCP’s stockholders of the issuance of ARCP Common Stock in connection with the ARCP Merger, the absence of any law, order or injunction prohibiting the consummation of the ARCP Merger, the receipt of certain third party consents and the consummation by ARCP of its previously announced mergers with CapLease, Inc. (“CapLease” and the proposed merger with CapLease, the “CapLease Merger”) and American Realty Capital Trust IV, Inc. (“ARCT IV” and the proposed merger with ARCT IV, the “ARCT IV Merger”). Moreover, each party’s obligation to consummate the ARCP Merger is subject to certain other conditions, including the accuracy of the other party’s representations and warranties (subject to customary qualifications) and the other party’s material compliance with its covenants and agreements contained in the ARCP Merger Agreement.

Concurrently with the execution of the ARCP Merger Agreement, Mr. Cole and Marc T. Nemer, the Company’s Chief Executive Officer, entered into a voting agreement with ARCP (the “Voting Agreement”), pursuant to which each of them has agreed to vote in favor of the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement, upon the terms and subject to the conditions set forth in such agreement. The Voting Agreement will terminate upon certain circumstances, including upon termination of the ARCP Merger Agreement.

Indemnification Agreements

On October 22, 2013, the Company entered into indemnification agreements with each of its directors (the “indemnitee”) that obligate the Company to indemnify them to the maximum extent permitted by Maryland law against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding. The indemnitee is not entitled to indemnification if it is established that one of the exceptions to indemnification under Maryland law, as set forth in the indemnification agreement, exists.

In addition, the indemnification agreement requires the Company to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by the Company of a statement from the indemnitee requesting the advance. The indemnification agreement also provides for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of the Company.

Letter Agreements

Concurrently with the execution of the ARCP Merger Agreement, Mr. Cole, Mr. Nemer, Jeffrey C. Holland, the Company’s President and Chief Operating Officer, Stephan Keller, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, and D. Kirk McAllaster, Jr., the Company’s Executive Vice President (collectively, the “Executives”) entered into letter agreements with the Company and ARCP (collectively, the “Letter Agreements”), pursuant to which each of them has agreed, among other things, to certain arrangements in connection with closing of the ARCP Merger and the payment of amounts to which

Appendix II-112

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 19 — SUBSEQUENT EVENTS  – (continued)

they are entitled under their respective employment agreements and/or the Cole Holdings Merger Agreement, under which the Executives may be entitled to the Merger Contingent Consideration payable by the Company.

Under the Letter Agreements, within three business days after the ARCP Merger is consummated, ARCP will pay each Executive a specified amount in respect of the Merger Contingent Consideration (or bonus entitlements in respect thereof) that remain payable pursuant to the Cole Holdings Merger Agreement. That amount is $217,544,614 for Mr. Cole, $38,390,226 for Mr. Nemer, $9,421,000 each for Messrs. Holland and Keller and $5,223,160 for Mr. McAllaster (collectively, the “Holdings Merger Payments”). The Holdings Merger Payments will be paid in shares of ARCP Common Stock, valued based on the volume weighted average closing sale price per share of ARCP Common Stock on the NASDAQ Stock Market over the ten consecutive trading days ending the trading day immediately before the date that the ARCP Merger is consummated. If the ARCP Merger is consummated after the Incentive Consideration (or bonus entitlements in respect thereof) has already been paid to the Executives, for each Executive, the Holdings Merger Payment will be offset dollar-for-dollar by the amount of the Incentive Consideration (or bonus entitlements in respect thereof) paid to such Executive.

The Letter Agreements also provide that the shares of ARCP Common Stock issued to the Executives in connection with the ARCP Merger (including the shares of ARCP Common Stock issued in respect of the Holdings Merger Payments and shares of Company Common Stock held by the Executives as of the consummation of the ARCP Merger) will be deemed to be “Registrable Securities” pursuant to, and subject to the terms of, the Registration Rights Agreement, dated as of April 5, 2013 (the “Registration Rights Agreement”), including the transfer restrictions set forth in the Registration Rights Agreement. Such transfer restrictions generally prohibit the transfer of (a) one-third ( 1/3) of the Registrable Securities to be issued to the Executives in respect of certain shares of Company Common Stock that the Executives received pursuant to the Cole Holdings Merger Agreement (and bonus entitlements in respect thereof) until April 5, 2014, (b) one-third ( 1/3) of such Registrable Securities until April 5, 2015 and (c) the remaining one-third ( 1/3) of such Registrable Securities until April 5, 2016. The shares of ARCP Common Stock issued pursuant to the Holdings Merger Payments that are not attributable to Incentive Consideration under the Cole Holdings Merger Agreement will be released from transfer restrictions under the Registration Rights Agreement (which generally prohibits transfer of such shares until December 31, 2017) on a quarterly basis on the last day of each calendar quarter, beginning with the first full calendar quarter following the consummation of the ARCP Merger through December 31, 2017.

The Letter Agreements also provide for the conversion of the Escrow Shares for the satisfaction of certain potential retention and indemnification claims under the Cole Holdings Merger Agreement into shares of ARCP Common Stock or cash, depending on the applicable Executive’s election under the terms of the ARCP Merger Agreement which will remain on deposit with the escrow agent in accordance with and subject to the terms of the indemnification escrow agreement.

The Letter Agreements with Messrs. Cole and Nemer included additional terms relating to their separation from the Company (which will be treated as a termination without cause within two years following a change in control under their respective employment agreements) in connection with the consummation of the ARCP Merger and the payment of amounts to which they are entitled under their respective employment agreements and the ARCP Merger Agreement. In consideration of payments and benefits to which they are entitled under their employment agreements and the Letter Agreements, Messrs. Cole and Nemer each agreed to execute and deliver a release of claims in favor of the Company, ARCP and their respective affiliates. Additionally, the Letter Agreements with Messrs. Cole and Nemer include (i) non-disparagement covenants that are effective until the third anniversary of the consummation of the ARCP Merger and (ii) a standstill, effective until the third anniversary of each of their Letter Agreements

Appendix II-113

COLE REAL ESTATE INVESTMENTS, INC.
(F/K/A COLE CREDIT PROPERTY TRUST III, INC.)

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL
STATEMENTS
September 30, 2013

NOTE 19 — SUBSEQUENT EVENTS  – (continued)

unless the ARCP Merger Agreement is terminated, on acquiring securities of or soliciting proxies with respect to the Company, ARCP, their respective subsidiaries and affiliates, or certain investment vehicles sponsored or advised by those entities, subject to fiduciary obligations.

In addition, the Letter Agreement with Mr. Cole provides that, subject to the terms of the ARCP Merger Agreement, Mr. Cole, together with his affiliates, will be entitled to elect to receive cash consideration in the ARCP Merger in respect of up to 20% of all of the shares of Company Common Stock held by Mr. Cole and his affiliates. Mr. Cole also agreed that after the ARCP Merger is consummated, he will not register or use names or trademarks that would be confusingly similar to certain marks of the Company and its subsidiaries. The Letter Agreement with Mr. Cole also amended the scope of the non-competition covenant under the Cole Holdings Merger Agreement and modified the non-competition period so that it applies five years after the consummation of the ARCP Merger, rather than five years after the consummation of the Cole Holdings Merger.

Dividends

On November 1, 2013, the Company’s board of directors authorized the declaration and payment of a cash dividend on a monthly basis, in the amount of $0.06 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.72 per share) for stockholders of record as of each of November 29, 2013, December 31, 2013 and January 31, 2014, respectively. The payment dates for the dividends for the stockholders of record as of November 29, 2013, December 31, 2013 and January 31, 2014 will be December 2, 2013, January 2, 2014 and February 3, 2014, respectively. However, if the ARCP Merger is consummated in January 2014, but on or before January 31, 2014, the dividend for January 2013 will be pro-rated based on the number of days elapsed during the month through and including the day prior to the day on which the ARCP Merger is consummated, and the payment date for such pro-rated dividend will be the last business day prior to the date the ARCP Merger is consummated for stockholders of record as of the close of business on such day.

Other Transactions

Real Estate Investment Segment

Subsequent to September 30, 2013, the Company acquired 9 commercial real estate properties for an aggregate purchase price of $40.4 million and sold the 2013 Held for Sale Property discussed in Note 9 for a sales price of $80.5 million, which was greater than the carrying amount of the property. Subsequent to September 30, 2013, the Company received proceeds of $5.2 million related to the Mezzanine Note, consisting of a $5.0 million loan prepayment and $160,000 consent fee, as discussed in Note 7. As of October 31, 2013, the Company had $998.0 million outstanding under the Credit Facility.

Private Capital Management Segment

As of October 31, 2013, the Company was a party to 40 purchase and sale agreements with unaffiliated third-party sellers to purchase a 100% interest in 142 retail properties, subject to meeting certain criteria, for an aggregate purchase price of $601.5 million, exclusive of closing costs.

Subsequent to September 30, 2013 through October 31, 2013, the PCM segment raised $511.0 million of capital on behalf of the Managed REITs, which included approximately $7.8 million pursuant to the distribution reinvestment plans for such programs. In addition, the PCM segment facilitated the acquisition of $214.0 million of real estate investments and $48.8 million of real estate financing on behalf of the Managed REITs subsequent to September 30, 2013 through October 31, 2013.

Appendix II-114

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto and the other unaudited financial data included in this Quarterly Report on Form 10-Q. The following discussion should also be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2012. The terms “we,” “us,” “our” and the “Company” refer to Cole Real Estate Investments, Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.

Forward-Looking Statements

Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash dividends to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements. All statements not based on historical fact are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements. A full discussion of our risk factors may be found under “Item 1A — Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in this Quarterly Report on Form 10-Q.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Quarterly Report on Form 10-Q. We make no representation or warranty (expressed or implied) about the accuracy of any such forward-looking statements contained in this Quarterly Report on Form 10-Q. Additionally, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this Quarterly Report on Form 10-Q include, among others, (1) changes in national, international, regional and local economic conditions, (2) changes in financial markets, interest rates, credit spreads, and foreign currency exchange rates, (3) changes in real estate conditions, (4) continued ability to source new investments, (5) risks associated with acquisitions, (6) construction costs that may exceed estimates, and construction delays, (7) lease-up risks, rent relief, and inability to obtain new tenants upon the expiration or termination of existing leases, (8) maintenance of real estate investment trust status, (9) legal matters, (10) availability of financing and capital generally, (11) inability to obtain financing or refinance existing debt and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows, (12) changes in demand for properties, (13) risks associated with the ability to consummate the ARCP Merger and the timing of the closing of the ARCP Merger, and (14) additional risks and factors discussed in reports filed by the Company with the SEC from time to time. The forward-looking statements should be read in light of the risk factors identified under “Item 1A — Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in this Quarterly Report on Form 10-Q.

Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on

Appendix II-115

management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

We were formed on January 22, 2008 to acquire and operate a diverse portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the United States, including U.S. protectorates. We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes. We are headquartered in Phoenix, Arizona and had approximately 350 employees as of September 30, 2013.

On March 5, 2013, we entered into the Cole Holdings Merger Agreement with Holdings, Merger Sub and the Holdings Stockholder. The Cole Holdings Merger Agreement provided for the merger of Holdings with and into Merger Sub, with Merger Sub surviving and continuing its existence under the laws of the state of Maryland as our wholly owned subsidiary. Effective April 5, 2013, we consummated the Cole Holdings Merger and acquired the business conducted by Holdings.

As a result of the Cole Holdings Merger, in addition to operating a diverse portfolio of core commercial real estate investments, we are responsible for managing the Managed REITs’ affairs on a day-to-day basis, identifying and making acquisitions and investments on the Managed REITs’ behalf, and recommending to each of the Managed REIT’s respective board of directors an approach for providing investors with liquidity. We receive compensation and reimbursement for services relating to the Managed REITs’ offerings and the investment, management, financing and disposition of their respective assets, as applicable. Furthermore, we, through a wholly owned subsidiary, wholly own CCA, which we and CCA jointly elected to treat as a TRS for federal income tax purposes. In order to avoid a potential adverse impact on our status as a REIT, we conduct substantially all of our investment management business through the TRS. Our business operates in two business segments, Real Estate Investment and Private Capital Management.

On October 22, 2013, we entered into the ARCP Merger Agreement with ARCP and ARCP Merger Sub. The ARCP Merger Agreement provides for the merger of us with and into ARCP Merger Sub, with ARCP Merger Sub surviving as a direct wholly owned subsidiary of ARCP. Our board of directors has, by unanimous vote of the members of the board of directors, approved the ARCP Merger Agreement, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement. See Note 19 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further discussion regarding the ARCP Merger.

Through our REI segment, we expect that we will continue to acquire properties throughout 2013 and 2014 prior to the ARCP Merger utilizing borrowings on the Credit Facility, the proceeds from the strategic sale of properties and/or marketable securities, proceeds from financings on owned properties and future property acquisitions and other investments and cash flows from operations. We expect property acquisitions through 2013 to be less than acquisitions in 2012.

Our operating results and cash flows in the REI segment are primarily influenced by rental income from our commercial properties, interest expense on our property acquisition indebtedness and acquisition, compensation and operating expenses. Rental and other property income from our commercial real estate portfolio accounted for 87% and 86% of total revenue for the REI segment during the three months ended September 30, 2013 and 2012, respectively, and 87% of total revenue during each of the nine months ended September 30, 2013 and 2012. As 99% of our rentable square feet was under lease as of September 30, 2013, with a weighted average remaining lease term of 11.9 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. We regularly monitor the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If we identify significant changes or trends that may adversely affect the creditworthiness of a tenant, we will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. As of September 30, 2013, the debt

Appendix II-116

leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 51%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.

Our operating results in the PCM segment are primarily influenced by the capital we raise and commercial properties we acquire and manage on behalf of the Managed REITs. We are currently raising capital and/or acquiring assets on behalf of certain Managed REITs. We seek to manage the variability associated with these revenues by creating product offerings that last two years or more and offering multiple REITs with different investment objectives simultaneously. Additionally, we may seek to structure new REITs with similar investment objectives to commence their respective offerings upon the completion of the primary offering of an existing REIT with a similar investment objective.

Recent Market Conditions

Beginning in late 2007, domestic and international financial markets experienced significant disruptions that severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Financial conditions affecting commercial real estate have improved and continue to improve, as low treasury rates and increased lending from banks, insurance companies and CMBS conduits have increased lending activity. Nevertheless, the debt market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment, or regulatory factors affecting the banking and CMBS industries. While we expect that financial conditions will remain favorable, if they were to deteriorate we may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including securitized debt, fixed rate loans, Credit Facility borrowings, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing.

Commercial real estate fundamentals continue to strengthen, as a moderate pace of job creation has supported gains in office absorption, retail sales, and warehouse distribution. Although construction activity has increased, it remains near historic lows; as a result, incremental demand growth has helped to reduce vacancy rates and support modest rental growth. Improving fundamentals have resulted in gains in property values; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of September 30, 2013, 99% of our rentable square feet was under lease, and we expect that occupancy will remain high as the real estate recovery continues. However, if recent improvements in the economy reverse course, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, we will actively seek to lease our vacant space; nevertheless, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.

In addition, as we are responsible for managing the Managed REITs and identifying and making acquisitions and investments on the Managed REITs’ behalf, we continue to see investment opportunities that we believe will allow us to structure transactions on profitable terms for the Managed REITs and future REITs or other programs we may manage. We developed an investment approach that focuses on single-tenant commercial properties and multi-tenant power centers, which are leased to name-brand creditworthy tenants, subject to long-term net leases. We believe that the real estate and related investment environment remains attractive and that we will be able to deliver favorable yields for the Managed REITs. However, our primary investment focus on necessity-based real estate has gained popularity in the marketplace; as such, we have
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experienced increased competition for real estate and related investments. With increased competition, there is a potential for additional pressure on the returns that we can generate from our investments and our ability to execute transactions, which may impact our ability to raise capital on behalf of the Managed REITs.

Results of Operations

As a result of the Cole Holdings Merger, we evaluate our operating results by our two business segments, Real Estate Investment and Private Capital Management.

Real Estate Investment Segment

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets, including the Consolidated Joint Ventures, as of September 30, 2013 and 2012:

	September 30,
	2013	2012
Number of commercial properties(1)	1,026	968
Approximate rentable square feet(2)	44.8 million	41.4 million
Percentage of rentable square feet leased	99%	99%

(1)	Excludes properties owned through the Unconsolidated Joint Ventures.
(2)	Includes square feet of the buildings on land that are subject to ground leases.

The following table summarizes our real estate investment activity, including the Consolidated Joint Ventures, during the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Commercial properties acquired(1)	17	42	32	287
Approximate purchase price of acquired properties	$120.0 million	$371.0 million	$410.7 million	$1.5 billion
Commercial properties disposed of	5	—	20	12
Approximate sales price of disposed properties	$13.4 million	$—	$100.1 million	$69.4 million

(1)	Excludes properties owned through the Unconsolidated Joint Ventures.

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012

Revenue.  REI revenue increased $26.5 million, or 19%, to $166.7 million for the three months ended September 30, 2013, compared to $140.2 million for the three months ended September 30, 2012. Our REI revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 87% and 86% of total REI revenue during the three months ended September 30, 2013 and 2012, respectively.

Rental and other property income increased $23.5 million, or 19%, to $144.6 million for the three months ended September 30, 2013, compared to $121.1 million for the three months ended September 30, 2012. The increase was primarily due to an increase in the average gross real estate assets net of gross intangible lease liabilities we owned to $7.0 billion for three months ended September 30, 2013, compared to $6.3 billion for the three months ended September 30, 2012. We also pay certain operating expenses subject to reimbursement by our tenants, which resulted in $15.2 million of tenant reimbursement income during the three months ended September 30, 2013, compared to $10.8 million during the three months ended September 30, 2012.

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We also review our stabilized operating results from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store.” The following table shows our same store portfolio statistics for the three months ended September 30, 2013 and 2012, which include 887 properties, excluding properties acquired through the Unconsolidated Joint Ventures, acquired prior to July 1, 2012 and owned through September 30, 2013 (dollar amounts in thousands):

	Three Months Ended September 30,		Increase/(Decrease)
	2013	2012	$ Change	% Change
Same store base rental revenue(1)	$113,823	$111,821	$2,002	1.8%
Same store other rental revenue(1)	5,721	7,190	(1,469)	(20.4)%
Total same store rental revenue	119,544	119,011	533	0.4%
Rental and other property income from income-producing properties acquired subsequent to June 30, 2012 and properties sold prior to September 30, 2013	25,016	2,094	22,922	1,094.7%
Total rental and other property income	$144,560	$121,105	$23,455	19.4%

(1)	Base rental revenue represents contractual base rental revenue earned and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above market intangible lease assets or the amortization of below market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as tenant reimbursement income are included in the line item, referred to as “same store other rental revenue.”

In addition, we earn revenue on our real estate-related investments, including interest income on notes receivable and marketable securities. Interest income on notes receivable increased $190,000, or 11%, to $2.0 million for the three months ended September 30, 2013, compared to $1.8 million for the three months ended September 30, 2012. The increase was due to a full quarter of interest income earned on the $25.0 million Mezzanine Note during the three months ended September 30, 2013 as the Mezzanine Note was acquired during the three months ended September 30, 2012. We also recorded interest income on marketable securities of $5.0 million for the three months ended September 30, 2013, compared to $6.5 million for the three months ended September 30, 2012. We owned marketable securities with an average face value of $290.0 million during the three months ended September 30, 2013, compared to marketable securities with an average face value of $418.9 million during the three months ended September 30, 2012.

General and Administrative Expenses and Property and Asset Management Expenses.  In aggregate, general and administrative expenses and property and asset management expenses decreased $2.3 million, or 15%, to $12.7 million for the three months ended September 30, 2013, compared to $15.0 million for the three months ended September 30, 2012. Prior to the Cole Holdings Merger, pursuant to the advisory agreement with Holdings, we paid property and asset management fees and reimbursements to Holdings related to these services. These fees and reimbursements were recorded in property and asset management expenses in the accompanying condensed consolidated unaudited financial statements included in this Quarterly Report on Form 10-Q. Subsequent to the Cole Holdings Merger Date, we were no longer required to pay these fees and reimbursements and all general and administrative expenses incurred are allocated between the PCM segment and REI segment and are recorded in general and administrative expenses in the accompanying condensed consolidated unaudited financial statements included in this Quarterly Report on Form 10-Q.

For the three months ended September 30, 2013, we incurred $12.5 million of general and administrative expenses. The primary general and administrative expense items were the REI segment’s share of employee compensation and benefits, including stock-based compensation, of $6.5 million, professional and accounting fees and escrow and trustee fees. In addition, general and administrative expenses included $1.9 million of costs related to the Listing and Tender Offer expenses incurred during the three months ended September 30, 2013. During the three months ended September 30, 2013, we incurred $263,000 of third-party property management fees.

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Merger Related Stock-Based Compensation.  For the three months ended September 30, 2013, we recorded merger related stock-based compensation expense of $13.3 million, which was due to the amortization of the compensation expense related to the Escrow Shares in connection with the Upfront Stock Consideration and the Listing Consideration. See Note 3 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further details. No merger related stock-based compensation expense was recorded during the three months ended September 30, 2012.

Property Operating Expenses.  Property operating expenses increased $5.0 million, or 39%, to $17.7 million for the three months ended September 30, 2013, compared to $12.7 million for the three months ended September 30, 2012. The increase was primarily due to increased property taxes, utilities, repairs and maintenance and insurance expenses relating to owning an average of $7.0 billion of gross real estate assets net of gross intangible lease liabilities during the three months ended September 30, 2013, compared to owning an average of $6.3 billion of gross real estate assets net of gross intangible lease liabilities during the three months ended September 30, 2012. In addition, the increase was due to the ownership of more properties during the three months ended September 30, 2013 than in the three months ended September 30, 2012, for which we initially pay certain operating expenses and are reimbursed by the tenant in accordance with the respective lease agreements. Of these property operating expenses, 93% are reimbursable by the respective tenants.

Merger and Acquisition Related Expenses.  Merger and acquisition related expenses of $25.2 million for the three months ended September 30, 2013 primarily consisted of a $22.9 million increase in the fair value of the Merger Contingent Consideration recorded during such period, as discussed in Note 5 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q. In addition, we recorded $2.0 million for legal, consulting and other expenses related to the Cole Holdings Merger during the three months ended September 30, 2013, and $2.5 million during the three months ended September 30, 2012. Property related acquisition expenses decreased $10.8 million to $308,000 for the three months ended September 30, 2013, compared to $11.1 million for the three months ended September 30, 2012. The decrease was due to acquisition related expenses incurred in connection with the purchase of 17 commercial properties, for an aggregate purchase price of $120.0 million, during the three months ended September 30, 2013, compared to 42 commercial properties, for an aggregate purchase price of $371.0 million, during the three months ended September 30, 2012. In addition, prior to the Cole Holdings Merger, pursuant to the advisory agreement with Holdings, we paid an acquisition fee to Holdings of 2% of the contract purchase price of each property or asset acquired. We also reimbursed Holdings for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan other than for personnel costs for which Holdings received acquisition fees. Subsequent to the Cole Holdings Merger, these fees and reimbursements were eliminated.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses increased $9.0 million, or 22%, to $49.8 million for the three months ended September 30, 2013, compared to $40.8 million for the three months ended September 30, 2012. The increase was primarily due to an increase in the average invested assets to $7.5 billion for the three months ended September 30, 2013 from $6.7 billion for the three months ended September 30, 2012.

Other Income.  Other income decreased $205,000, or 42%, to $278,000 for the three months ended September 30, 2013, compared to $483,000 for the three months ended September 30, 2012. The decrease was primarily due to a decrease in equity in income of unconsolidated entities for the three months ended September 30, 2013 compared to the three months ended September 30, 2012. This decrease was partially offset by an increase of other miscellaneous non-rental related income received during the three months ended September 30, 2013. Other income also includes interest income on uninvested cash.

Interest Expense.  Interest expense decreased $3.4 million, or 8%, to $40.5 million for the three months ended September 30, 2013, compared to $43.9 million during the three months ended September 30, 2012. The decrease was primarily due to a $9.3 million loss on an ineffective interest rate swap reclassified from accumulated other comprehensive income into interest expense during the three months ended September 30, 2012. This was partially offset by an increase in the average aggregate amount of notes payable and other

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borrowings outstanding to $3.6 billion during the three months ended September 30, 2013 from $3.0 billion for the three months ended September 30, 2012.

Income from Discontinued Operations.  Income from discontinued operations was $556,000 for the three months ended September 30, 2013, compared to $3.9 million for the three months ended September 30, 2012. The decrease was due to the sale of 28 properties throughout the year ended December 31, 2012, and 15 properties sold during the six months ended June 30, 2013, so no operating results for these properties were recorded during the three months ended September 30, 2013.

Gain on sale of real estate assets.  During the three months ended September 30, 2013, we recorded a gain on the sale of five properties of $3.1 million. We did not sell any properties during the three months ended September 30, 2012.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Revenue.  REI revenue increased $109.9 million, or 29%, to $489.9 million for the nine months ended September 30, 2013, compared to $380.0 million for the nine months ended September 30, 2012. Our REI revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 87% of total REI revenue during each of the nine months ended September 30, 2013 and September 30, 2012.

Rental and other property income increased $92.4 million, or 28%, to $424.3 million for the nine months ended September 30, 2013, compared to $331.9 million for the nine months ended September 30, 2012. The increase was primarily due to an increase in the average gross real estate assets net of gross intangible lease liabilities we owned to $6.9 billion for nine months ended September 30, 2013, compared to $5.8 billion for the nine months ended September 30, 2012. We also pay certain operating expenses subject to reimbursement by our tenants, which resulted in $43.0 million of tenant reimbursement income during the nine months ended September 30, 2013, compared to $29.5 million during the nine months ended September 30, 2012.

We also review our stabilized operating results from same store properties. The following table shows our same store portfolio statistics for the nine months ended September 30, 2013 and 2012, which include 642 properties, excluding properties acquired through the Unconsolidated Joint Ventures, acquired prior to January 1, 2012 and owned through September 30, 2013 (dollar amounts in thousands):

	Nine Months Ended September 30,		Increase/(Decrease)
	2013	2012	$ Change	% Change
Same store base rental revenue(1)	$280,199	$277,098	$3,101	1.1%
Same store other rental revenue(1)	13,455	15,782	(2,327)	(14.7)%
Total same store rental revenue	293,654	292,880	774	0.3%
Rental and other property income from income-producing properties acquired subsequent to December 31, 2011 and properties sold prior to September 30, 2013	130,600	39,057	91,543	234.4%
Total rental and other property income	$424,254	$331,937	$92,317	27.8%

(1)	Base rental revenue represents contractual base rental revenue earned and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above market intangible lease assets or the amortization of below market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as tenant reimbursement income are included in the line item, referred to as “same store other rental revenue.”

In addition, we earn revenue on our real estate-related investments, including interest income on notes receivable and marketable securities. Interest income on notes receivable increased $1.2 million, or 26%, to $5.8 million for the nine months ended September 30, 2013, compared to $4.6 million for the nine months ended September 30, 2012. The increase was primarily due to the interest income earned on the $25.0 million Mezzanine Note acquired during the nine months ended September 30, 2012. We also recorded interest income on marketable securities of $16.9 million for the nine months ended September 30, 2013, compared to

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$13.9 million for the nine months ended September 30, 2012. We owned marketable securities with an average face value of $346.5 million during the nine months ended September 30, 2013, compared to marketable securities with an average face value of $298.1 million during the nine months ended September 30, 2012.

General and Administrative Expenses and Property and Asset Management Expenses.  In aggregate, general and administrative expenses and property and asset management expenses decreased $181,000, or less than 1%, to $44.6 million for the nine months ended September 30, 2013, compared to $44.4 million for the nine months ended September 30, 2012. Prior to the Cole Holdings Merger, pursuant to the advisory agreement with Holdings, we paid property and asset management fees and reimbursements to Holdings related to these services. These fees and reimbursements were recorded in property and asset management expenses in the accompanying condensed consolidated unaudited financial statements included in this Quarterly Report on Form 10-Q. Subsequent to the Cole Holdings Merger Date, we were no longer required to pay these fees and reimbursements and all general and administrative expenses incurred are allocated between the PCM segment and REI segment and are recorded in general and administrative expenses in the accompanying condensed consolidated unaudited financial statements included in this Quarterly Report on Form 10-Q.

For the nine months ended September 30, 2013, we incurred $29.3 million of general and administrative expenses. The primary general and administrative expense items were the REI segment’s share of employee compensation and benefits of $12.3 million, professional and accounting fees and escrow and trustee fees. In addition, general and administrative expenses included $4.8 million of costs related to the Listing and Tender Offer expenses incurred during the nine months ended September 30, 2013. During the nine months ended September 30, 2013, we incurred $15.3 million of property and asset management expenses, which primarily represent fees and reimbursements paid to Holdings prior to the Cole Holdings Merger.

Merger Related Stock-Based Compensation.  For the nine months ended September 30, 2013, we recorded merger related stock-based compensation expense of $23.6 million, which was due to the amortization of the compensation expense related to the Escrow Shares in connection with the Upfront Stock Consideration and the Listing Consideration. See Note 3 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further details. No merger related stock-based compensation expense was recorded during the nine months ended September 30, 2012.

Property Operating Expenses.  Property operating expenses increased $16.8 million or 51%, to $49.9 million for the nine months ended September 30, 2013, compared to $33.0 million for the nine months ended September 30, 2012. The increase was primarily due to increased property taxes, utilities, repairs and maintenance and insurance expenses relating to owning an average of $6.9 billion of gross real estate assets during the nine months ended September 30, 2013, compared to owning an average of $5.8 billion of gross real estate assets during the nine months ended September 30, 2012. In addition, the increase was due to the ownership of more properties during the nine months ended September 30, 2013 than in the nine months ended September 30, 2012, for which we initially pay certain operating expenses and are reimbursed by the tenant in accordance with the respective lease agreements. Of these property operating expenses, 93% are reimbursable by the respective tenants.

Merger and Acquisition Related Expenses.  Merger and acquisition related expenses of $52.7 million for the nine months ended September 30, 2013 primarily consisted of $29.7 million recorded for legal, consulting and other expenses related to the Cole Holdings Merger during such period. In addition, merger and acquisition related expenses included a $20.6 million increase in the fair value of the Merger Contingent Consideration recorded subsequent to the Cole Holdings Merger Date. We recorded $2.5 million for legal, consulting and other expenses related to the Cole Holdings Merger during the nine months ended September 30, 2012. Property related acquisition expenses decreased $41.6 million, or 95%, to $2.3 million for the nine months ended September 30, 2013, compared to $43.9 million for the nine months ended September 30, 2012. The decrease was due to acquisition related expenses incurred in connection with the purchase of 32 commercial properties, for an aggregate purchase price of $410.7 million, during the nine months ended September 30, 2013, compared to 287 commercial properties, for an aggregate purchase price of $1.5 billion, during the nine months ended September 30, 2012. In addition, prior to the

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Cole Holdings Merger, pursuant to the advisory agreement with Holdings, we paid an acquisition fee to Holdings of 2% of the contract purchase price of each property or asset acquired. We also reimbursed Holdings for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan other than for personnel costs for which Holdings received acquisition fees. Subsequent to the Cole Holdings Merger, these fees and reimbursements were eliminated.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses increased $35.8 million, or 32%, to $146.7 million for the nine months ended September 30, 2013, compared to $110.9 million for the nine months ended September 30, 2012. The increase was primarily due to an increase in the average invested assets to $7.4 billion for the nine months ended September 30, 2013 from $6.1 billion for the nine months ended September 30, 2012.

Other Income.  Other income decreased $3.7 million, or 68%, to $1.7 million during the nine months ended September 30, 2013, compared to $5.4 million during the nine months ended September 30, 2012. The decrease was primarily due to other non-recurring net proceeds of $2.7 million received as a result of a seller terminating a purchase agreement and net proceeds of $664,000 as a result of the sale and condemnation of two land parcels received during the nine months ended September 30, 2012. Other income also includes interest income on uninvested cash and equity in income of unconsolidated entities.

Interest Expense.  Interest expense increased $27.3 million, or 27%, to $127.5 million for the nine months ended September 30, 2013, compared to $100.2 million during the nine months ended September 30, 2012. The increase was primarily due to an increase in the average aggregate amount of notes payable and other borrowings outstanding to $3.5 billion during the nine months ended September 30, 2013 from $2.8 billion for the nine months ended September 30, 2012.

Income from Discontinued Operations.  Income from discontinued operations was $2.6 million for the nine months ended September 30, 2013, compared to $12.4 million for the nine months ended September 30, 2012. The decrease was primarily due to the sale of 28 properties throughout the year ended December 31, 2012, so no operating results for these properties were recorded during the nine months ended September 30, 2013.

Gain on sale of real estate assets.  During the nine months ended September 30, 2013, we recorded a gain on the sale of 20 properties of $22.1 million. During the nine months ended September 30, 2012, we recorded a gain on the sale of 12 properties of $14.8 million.

Private Capital Management Segment

Effective April 5, 2013, we consummated the Cole Holdings Merger and acquired the business conducted by Holdings. As we did not commence operations for the PCM segment until April 5, 2013, comparative financial data is not presented for the three and nine months ended September 30, 2012.

Three Months Ended September 30, 2013

Private Capital Management Revenue.  PCM revenue for the three months ended September 30, 2013 was $199.8 million. PCM revenue primarily consisted of dealer manager fees, selling commissions and offering reimbursements of $172.9 million, of which $130.4 million was reallowed to participating broker-dealers as discussed below, and $27.9 million related to organization and offering expense reimbursements from the Managed REITs. In addition, we recorded transaction services revenue of $16.9 million, which included acquisition fees related to the acquisition of properties on behalf of certain of the Managed REITs. We also recorded management fees and reimbursements of $10.1 million, which primarily consisted of advisory and performance fees and asset and property management fees of $6.2 million from certain Managed REITs and other programs sponsored by us and reimbursements of $3.0 million for expenses incurred in providing advisory and asset and property management services to certain Managed REITs.

Reallowed Fees and Commissions.  We reallowed $111.9 million, or 100%, of selling commissions earned by participating broker-dealers related to the sale of securities of the Managed REITs in offering for the three months ended September 30, 2013 and $18.5 million, or 56%, related to the payment of all or a portion of our dealer manager fees to participating broker-dealers as a marketing and due diligence expense

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reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers.

General and Administrative Expenses.  General and administrative expenses were $42.8 million for the three months ended September 30, 2013, primarily consisting of the PCM segment’s share of employee compensation and benefits expense, including stock-based compensation, of $37.7 million, legal, accounting and other professional fees of $1.2 million and operating costs including rent, supplies and facility maintenance.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses were $4.0 million for the three months ended September 30, 2013, primarily consisting of amortization related to the intangible assets acquired in connection with the Cole Holdings Merger of $3.2 million.

Provision for Income Taxes.  We recorded a provision for income taxes of $9.4 million for the three months ended September 30, 2013 related to our TRS. While most of the business activities of the PCM segment are conducted through the TRS, revenues and expenses recorded in the TRS for tax purposes are not the same as those included in the PCM segment in accordance with GAAP.

Nine Months Ended September 30, 2013

Private Capital Management Revenue.  PCM revenue for the nine months ended September 30, 2013 was $282.5 million. PCM revenue primarily consisted of dealer manager fees, selling commissions and offering reimbursements of $224.7 million, of which $169.4 million was reallowed to participating broker-dealers as discussed below, and $36.5 million related to organization and offering expense reimbursements from the Managed REITs. In addition, we recorded transaction services revenue of $38.4 million, which included acquisition fees related to the acquisition of properties on behalf of certain of the Managed REITs. We also recorded management fees and reimbursements of $19.4 million, which consisted of advisory and performance fees and asset and property management fees of $13.3 million from certain Managed REITs, other programs sponsored by us and CCPT II prior to its merger with Spirit and reimbursements of $5.2 million for expenses incurred in providing advisory and asset and property management services to certain Managed REITs.

Reallowed Fees and Commissions.  We reallowed $145.3 million, or 100%, of selling commissions earned by participating broker-dealers related to the sale of securities of the Managed REITs in offering for the nine months ended September 30, 2013 and $24.0 million, or 56%, related to the payment of all or a portion of our dealer manager fees to participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers.

General and Administrative Expenses.  General and administrative expenses were $71.5 million for the nine months ended September 30, 2013, primarily consisting of the PCM segment’s share of employee compensation and benefits expense, including stock-based compensation, of $59.4 million, legal, accounting and professional fees of $2.5 million and other operating costs including rent, supplies and facility maintenance.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses were $10.0 million for the nine months ended September 30, 2013, primarily consisting of amortization related to the intangible assets acquired in connection with the Cole Holdings Merger of $8.8 million.

Provision for Income Taxes.  We recorded a provision for income taxes of $9.2 million for the nine months ended September 30, 2013 related to our TRS. While most of the business activities of the PCM segment are conducted through the TRS, revenues and expenses recorded in the TRS for tax purposes are not the same as those included in the PCM segment in accordance with GAAP.

Funds From Operations and Adjusted Funds From Operations

Funds From Operations (“FFO”) is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and widely recognized by investors and analysts as one measure of operating performance of a real estate company. The FFO calculation excludes items such as real estate depreciation and amortization, gains and losses on the sale of depreciable real estate and

Appendix II-124

impairments of depreciable real estate. Depreciation and amortization as applied in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, it is management’s view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies by using the historical cost accounting method alone is insufficient. In addition, FFO excludes gains and losses from the sale of depreciable real estate and impairment charges on depreciable real estate, which we believe provides management and investors with a helpful additional measure of the performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs. We compute FFO in accordance with NAREIT’s definition.

In addition to FFO, we use Adjusted Funds From Operations (“AFFO”) as a non-GAAP supplemental financial performance measure to evaluate the operating performance of our company. AFFO, as defined by our company, excludes from FFO items such as acquisition and merger related costs that are required to be expensed in accordance with GAAP, straight-line rental revenue, certain charges such as amortization of intangibles, Listing and Tender Offer related costs, stock-based compensation and gains and losses. Management believes that excluding these costs from FFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after we cease to acquire properties on a frequent and regular basis. AFFO also allows for a comparison of the performance of our operations with other traded REITs that are not currently engaging in acquisitions and mergers, as well as a comparison of our performance with that of other traded REITs, as AFFO, or an equivalent measure, is routinely reported by traded REITs, and we believe often used by analysts and investors for comparison purposes.

For all of these reasons, we believe FFO and AFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of our company over time. However, not all REITs calculate FFO and AFFO the same way, so comparisons with other REITs may not be meaningful. FFO and AFFO should not be considered as alternatives to net income or to cash flows from operating activities, and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.

AFFO may provide investors with a view of our future performance and of the sustainability of our current dividend policy. However, because AFFO excludes items that are an important component in an analysis of the historical performance of a property, AFFO should not be construed as a historic performance measure. Neither the SEC, NAREIT, nor any other regulatory body has evaluated the acceptability of the exclusions contemplated to adjust FFO in order to calculate AFFO and its use as a non-GAAP financial performance measure.

Appendix II-125

FFO and AFFO are influenced by the timing of acquisitions and the operating performance of our company. Our calculations of FFO and AFFO, and reconciliation to net income, which is the most directly comparable GAAP financial measure, are presented in the table below for the three and nine months ended September 30, 2013 and 2012 (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
NET INCOME ATTRIBUTABLE TO THE COMPANY	$24,189	$18,567	$93,323	$77,727
Depreciation and amortization of real property	50,360	44,380	148,728	122,077
Depreciation and amortization of real estate assets in unconsolidated joint ventures	1,634	1,549	5,105	3,153
Net gain on sale and condemnation of real estate assets	(3,078)	—	(21,962)	(15,445)
Funds from operations (FFO)	73,105	64,496	225,194	187,512
Merger and acquisition related expenses	25,237	13,612	52,660	46,431
Merger related stock-based compensation	13,329	—	23,607	—
Equity plans stock-based compensation	1,831	—	1,831	—
Listing and tender offer expenses	1,949	—	4,803	—
Amortization of deferred financing costs	2,828	3,829	10,535	10,451
Straight-line rent adjustments	(8,460)	(8,937)	(27,029)	(24,215)
Above/below market lease intangibles amortization, net	692	536	2,293	2,250
(Gain) loss on ineffective derivatives and extinguishment of debt	(420)	9,342	7,362	9,468
Loss on the sale of marketable securities	—	—	1,331	—
Other amortization (accretion), net(1)	2,501	(1,350)	5,678	(2,706)
Other gains(2)	—	—	—	(2,744)
Proportionate share of adjustments for unconsolidated joint ventures	180	(888)	331	(1,228)
Adjusted funds from operations (AFFO)	$112,772	$80,640	$308,596	$225,219

(1)	Primarily consists of CMBS accretion and amortization of intangible assets.
(2)	During the nine months ended September 30, 2012, a purchase agreement was terminated and the seller paid us a breakage fee and reimbursed us for certain underwriting expenses paid. We recorded these proceeds, net of underwriting expenses and advisor reimbursements, of $2.7 million as other income.

Dividends

Our board of directors authorized a daily distribution, based on 365 days in the calendar year (each, a “Daily Distribution”) for stockholders of record as of the close of business on each day of the period, commencing on January 1, 2013 and ending on June 30, 2013 (each, a “Record Date”), with each Daily Distribution payable (1) as of each Record Date prior to the closing date of the consummation of the Cole Holdings Merger in the amount of $0.001781016 per share (which equated to 6.50% on an annualized basis, assuming a $10.00 per share purchase price) and (2) as of each Record Date on or after the closing date of the consummation of the Cole Holdings Merger in the amount of $0.0019179 per share (which equated to 7.00% on an annualized basis, assuming a $10.00 per share purchase price). As a result of the consummation of the Cole Holdings Merger, as discussed in Note 3 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q, the Daily Distributions on and after the Cole Holdings Merger Date and through June 30, 2013 therefore increased as set forth above.

On June 17, 2013, our board of directors authorized the declaration and payment of a cash dividend on a monthly basis, in the amount of $0.05833334 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.70 per share) for stockholders of record as of each of July 31, 2013, August 30, 2013 and

Appendix II-126

September 30, 2013, respectively. The payment dates for the dividends for the stockholders of record as of July 31, 2013, August 30, 2013 and September 30, 2013 were August 1, 2013, September 3, 2013 and October 1, 2013, respectively. During the nine months ended September 30, 2013, our board of directors authorized (1) an increase to its previous authorization of the payment of cash dividends for each of the months of August and September 2013 from $0.05833334 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.70 per share) to $0.06 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.72 per share) and (2) the declaration and payment of a cash dividend on a monthly basis, in the amount of $0.06 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.72 per share) for stockholders of record as of October 31, 2013. The payment dates for the dividends for the stockholders of record as of August 30, 2013, September 30, 2013 and October 31, 2013 were September 3, 2013, October 1, 2013, and November 1, 2013, respectively.

On November 1, 2013, our board of directors authorized the declaration and payment of a cash dividend on a monthly basis, in the amount of $0.06 per share of common stock (a monthly rate that is equivalent to an annual rate of $0.72 per share) for stockholders of record as of each of November 29, 2013, December 31, 2013 and January 31, 2014, respectively. The payment dates for the dividends for the stockholders of record as of November 29, 2013, December 31, 2013 and January 31, 2014 will be December 2, 2013, January 2, 2014 and February 3, 2014, respectively. However, if the ARCP Merger is consummated in January 2014, but on or before January 31, 2014, the dividend for January 2013 will be pro-rated based on the number of days elapsed during the month through and including the day prior to the day on which the ARCP Merger is consummated, and the payment date for such pro-rated dividend will be the last business day prior to the date the ARCP Merger is consummated for stockholders of record as of the close of business on such day.

During the nine months ended September 30, 2013 and 2012, we paid distributions of $246.4 million and $218.4 million, respectively, including $74.4 million and $125.0 million, respectively, through the issuance of shares pursuant to our DRIP. All of our 2013 distributions were funded by net cash provided by operating activities. Our 2012 distributions were funded by net cash provided by operating activities of $178.6 million, or 82%, distributions received in excess of income from the Unconsolidated Joint Ventures of $4.7 million, or 2%, and proceeds from the issuance of common stock of $35.1 million, or 16%. Net cash provided by operating activities for the nine months ended September 30, 2012 reflects a reduction for real estate acquisition related costs incurred and expensed of $46.4 million in accordance with GAAP. We treat our real estate acquisition expenses as funded by proceeds from the offering of our shares. Therefore, proceeds from the issuance of common stock for the nine months ended September 30, 2012 have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities.

Share Redemptions

Share Redemption Program

On April 12, 2013, our board of directors, including all of its independent directors, voted to suspend our share redemption program in anticipation of the Listing. As a result of the suspension of the share redemption program, all redemption requests received from stockholders and determined to be in good order on or before April 22, 2013 were honored in accordance with the terms, conditions and limitations of the share redemption program. We did not process or accept any requests for redemption that were not in good order on or before that date. On June 17, 2013, our board of directors, including all of our independent directors, voted to terminate our share redemption program effective as of June 20, 2013, when we listed our shares of common stock on the NYSE, and our share redemption program terminated on such date.

During the nine months ended September 30, 2013, we received valid redemption requests pursuant to the share redemption program relating to approximately 5.3 million shares, which we redeemed in full for $52.3 million (an average of $9.82 per share). A valid redemption request is one that was received in good order on or before April 22, 2013 and complied with the applicable requirements and guidelines of our share redemption program that was suspended on April 12, 2013. We have funded share redemptions with proceeds of our DRIP Offering. In addition, as discussed in Note 15 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q, we redeemed approximately 796,000 shares to satisfy applicable tax withholdings related to the Upfront Stock Consideration and Listing Consideration.

Appendix II-127

Fractional Share Redemptions

In connection with the Listing, our board of directors, including all of our independent directors, determined to eliminate all outstanding fractional shares of our common stock no earlier than the 11th business day following the completion or termination of the Tender Offer by paying each holder of a fractional share as of the record date for the payments an amount in cash equal to the fraction of a share being repurchased multiplied by the average closing price of our common stock on the NYSE for the ten trading days ending on the trading day prior to the record date, rounded to the nearest whole cent. During the three months ended September 30, 2013, we redeemed an aggregate of approximately 35,000 fractional shares for $394,000 (an average of $11.18 per share).

Tender Offer

On June 20, 2013, we commenced the Tender Offer to purchase for cash up to $250.0 million in value of shares of our common stock from our stockholders, which expired on August 8, 2013. As a result of the Tender Offer, we purchased approximately 20.4 million shares of common stock properly tendered and not properly withdrawn prior to the expiration of the Tender Offer at a purchase price of $12.25 per share, for an aggregate purchase price of $250.0 million, excluding fees and expenses relating to the Tender Offer. We funded the purchase price for shares of common stock accepted for payment pursuant to the Tender Offer, and related fees and expenses, from available cash and borrowings under the Credit Facility.

Share Repurchase Program

On June 20, 2013, our board of directors adopted the Share Repurchase Program, authorizing us to repurchase, from time to time, shares of common stock for an aggregate purchase price (excluding fees, commissions and all other ancillary expenses) of up to $250.0 million commencing no earlier than the 11th business day following the completion or termination of the Tender Offer. We may conduct repurchases on the open market, including through the facilities of the NYSE, in privately negotiated transactions, or otherwise, by direct purchases of common stock or purchases pursuant to derivative instruments or securities relating to common stock, or other transactions. The timing and extent of any repurchases will depend upon market conditions, the trading price of our common stock and other factors. The Share Repurchase Program does not require us to acquire any specific number of or value of shares (subject to the maximum value stated above) and may be terminated at any time. We intend to fund the purchase price for shares of common stock repurchased pursuant to the Share Repurchase Program, and all related fees and expenses, from available cash and/or borrowings under the Credit Facility. No shares were repurchased under the Share Repurchase Program as of September 30, 2013. The ARCP Merger Agreement, which was entered into subsequent to September 30, 2013, provides that we generally may not repurchase shares of our common stock, except as may otherwise be provided in the ARCP Merger Agreement.

Liquidity and Capital Resources

General

As of September 30, 2013, we had cash and cash equivalents of $185.8 million and available borrowings of $194.3 million under our Credit Facility. Additionally, as of September 30, 2013, we had unencumbered properties with a gross book value of $2.2 billion, including $2.0 billion of assets that are part of the Credit Facility’s unencumbered borrowing base (the “Borrowing Base Assets”), which may be used as collateral to secure additional financing in future periods or as additional collateral to facilitate the refinancing of current mortgage debt as it becomes due, subject to certain covenants and leverage and borrowing base restrictions related to our Credit Facility; however, the use of any Borrowing Base Assets as collateral would reduce the available borrowings under our Credit Facility.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, including those related to the PCM segment, primarily for compensation expense, dividends to stockholders, and interest and principal on current and any future debt financings. We expect to meet our short-term liquidity requirements through cash flows provided by operations and borrowings on our Credit Facility. Operating cash flows are expected to increase as a result of the income stream of fees earned by the PCM segment from the

Appendix II-128

management of the Managed REITs and from the elimination of our external management fee expenses. As of September 30, 2013, we and the Consolidated Joint Ventures had a total of $29.2 million of fixed rate debt and construction facilities maturing within the next 12 months. In addition, we have repurchase agreements of $100.1 million maturing within the next 12 months that we may elect to renew for periods of 90 days until the respective CMBS mature. The CMBS have a weighted average remaining term of 8.4 years. If we are unable to extend, finance or refinance the amounts maturing, we expect to pay down any remaining amounts through a combination of the use of available cash, cash provided by property operations, available borrowings on our Credit Facility and borrowings on our unencumbered properties. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for dividends to stockholders, interest and principal on any future debt financings, start-up costs for future REITs we may manage, the acquisition of real estate and real estate-related investments and the payment of acquisition related expenses and operating expenses, including compensation expense. Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses and debt maturities from our cash flow from operations, and we expect to meet cash needs for acquisitions and debt maturities from secured or unsecured borrowings on our current unencumbered properties and future properties, refinancing of current debt, borrowings on our Credit Facility and the strategic sale of real estate and related assets.

We expect that substantially all cash flows from operations will be used to pay dividends to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund dividends as necessary, including borrowing on the Credit Facility and/or future borrowings on our unencumbered assets. During the nine months ended September 30, 2013, we funded dividends to our stockholders with cash flows from operations as discussed above in the section captioned “Dividends.” The Credit Facility and certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios, and leverage ratios. These covenants may limit our ability to incur additional debt and make borrowings on the Credit Facility.

As of September 30, 2013, we and the Consolidated Joint Ventures had $3.9 billion of debt outstanding, including a loan obligation of $34.3 million to be assumed by a buyer related to the 2013 Held for Sale Property. See Note 11 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for certain terms of the debt outstanding. Additionally, the ratio of debt to gross real estate and related assets net of gross intangible lease liabilities, as of September 30, 2013, was 51% and the weighted average years to maturity was 5.5 years.

Appendix II-129

Our contractual obligations as of September 30, 2013, were as follows (in thousands):

	Payments due by period(1)(2)
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years(3)
Principal payments – fixed rate debt(4)(5)(6)	$2,577,746	$2,360	$337,260	$313,116	$1,925,010
Interest payments – fixed rate debt(6)	795,289	123,442	231,508	196,210	244,129
Principal payments – variable rate debt	96,843	—	54,781	34,312	7,750
Interest payments – variable rate debt(7)	10,939	2,975	4,305	3,277	382
Principal payments – construction facilities	26,806	26,806	—	—	—
Interest payments – construction facilities	138	138	—	—	—
Principal payments – credit facility	1,070,000	—	—	1,070,000	—
Interest payments – credit facility(8)	142,185	31,372	66,272	44,541	—
Principal payments – repurchase agreements(9)	100,057	100,057	—	—	—
Interest payments – repurchase agreements	306	306	—	—	—
Total	$4,820,309	$287,456	$694,126	$1,661,456	$2,177,271

(1)	As of September 30, 2013, we had $472.8 million of variable rate debt fixed through the use of interest rate swaps. We used the rates fixed under our swap agreements to calculate the debt payment obligations in future periods.
(2)	The table does not include loan amounts associated with the Unconsolidated Joint Ventures of $195.8 million, of which $10.2 million is recourse to CCPT III OP. These loans mature on various dates ranging from July 2015 to July 2021.
(3)	Assumes we accept the interest rate that one lender may reset on February 1, 2015 related to a mortgage note payable of $32.0 million.
(4)	Principal payment amounts reflect actual payments based on the face amount of notes payable secured by our wholly-owned properties and our Consolidated Joint Ventures. As of September 30, 2013, the fair value adjustment, net of amortization, of mortgage notes assumed was $556,000.
(5)	Amortizing principal payments are included in the year the payments will be made.
(6)	Includes a loan obligation of $34.3 million to be assumed by the buyer related to the 2013 Held for Sale Property, which matures in February 2020.
(7)	Rates ranging from 2.43% to 3.43% were used to calculate the variable debt payment obligations in future periods. These were the rates effective as of September 30, 2013.
(8)	Payment obligations for the Term Loan outstanding under the Credit Facility are based on an interest rate of 3.30%, which is the fixed rate under the executed swap agreement that had the effect of fixing the variable interest rate per annum through the maturity date in June 2018.
(9)	We may elect to renew the terms under the Repurchase Agreements for periods of 90 days until the respective CMBS, which are held as collateral, mature.

Prior to the amendment of our charter on June 19, 2013, our charter prohibited us from incurring debt that would cause our borrowings to exceed the greater of 75% of our gross assets, valued at the greater of the aggregate cost (before depreciation and other non-cash reserves) or fair value of all assets owned by us, unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report.

Under the PCM segment, we enter into purchase and sale agreements, and deposits funds into escrow towards the purchase of such acquisitions, most of which are expected to be assigned to one of the Managed REITs at or prior to the closing of the respective acquisition. As of September 30, 2013, we were a party in

Appendix II-130

54 purchase and sale agreements with unaffiliated third-party sellers to purchase a 100% interest in 163 properties, subject to meeting certain criteria, for an aggregate purchase price of $690.2 million, exclusive of closing costs. As of September 30, 2013, we had $17.3 million of property escrow deposits held by escrow agents in connection with these future property acquisitions, which may be forfeited if the transactions are not completed under certain circumstances. We will be reimbursed by the assigned Managed REIT for amounts escrowed when it acquires a property. As of October 31, 2013, we had assigned 58 of these properties, with an aggregate purchase price of $322.2 million, to certain of the Managed REITs. As of October 31, 2013, two agreements were terminated and no escrow deposits were forfeited.

The Holdings Executives may be entitled to the Merger Contingent Consideration to be paid by us in connection with the Cole Holdings Merger and the Listing. The estimated fair value of these arrangements totaled $258.1 million as of September 30, 2013. See Note 19 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for a discussion of the treatment of the amounts due in respect of the Merger Contingent Consideration under the ARCP Merger Agreement. In addition, we own properties subject to earnout provisions obligating us to pay additional consideration to the seller contingent on the future leasing and occupancy of vacant space at the properties. Assuming all the conditions are satisfied, we estimate that we would be obligated to pay $2.1 million in accordance with the purchase agreements.

Cash Flow Analysis

Operating Activities.  During the nine months ended September 30, 2013, net cash provided by operating activities increased $73.0 million, or 41%, to $251.6 million, compared to $178.6 million for the nine months ended September 30, 2012. The change was primarily due to operating cash flow generated from the PCM segment we acquired in the Cole Holdings Merger, increases in depreciation and amortization expenses totaling $36.4 million, stock-based compensation expense related to both the Cole Holdings Merger and the Equity Plans totaling $25.4 million, loss on change in fair value of contingent consideration, net of $19.0 million and an increase in net income of $16.3 million. These increases were partially offset by a change in deferred rent and other liabilities of $9.7 million and a change in due from affiliates of $9.1 million for the nine months ended September 30, 2013. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities.  During the nine months ended September 30, 2013, net cash used in investing activities decreased $1.3 billion, or 80%, to $337.9 million, compared to $1.7 billion for the nine months ended September 30, 2012. The change is primarily due to the acquisition of 32 commercial properties for an aggregate purchase price of $410.7 million during the nine months ended September 30, 2013, compared to 287 commercial properties for an aggregate purchase price of $1.5 billion for the nine months ended September 30, 2012, combined with cash proceeds from the sale of marketable securities of $36.5 million during the nine months ended September 30, 2013.

Financing Activities.  During the nine months ended September 30, 2013, net cash provided by financing activities decreased $1.3 billion, or 94%, to $79.6 million, compared to $1.3 billion for the nine months ended September 30, 2012. The change was primarily due to a decrease in proceeds from the issuance of common stock of $832.9 million for the nine months ended September 30, 2013 due to the closing of the Follow-on Offering subsequent to September 30, 2012, combined with a decrease in the proceeds of notes payable and other borrowings of $611.2 million and the repurchase of common stock in the Tender Offer of $250.0 million during the nine months ended September 30, 2013. These decreases were partially offset by an increase in the repayment of notes payable and other borrowings of $424.2 million.

Election as a REIT

We are taxed as a REIT under the Internal Revenue Code. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax, with the exception of our TRS, on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

Appendix II-131

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. The provision for federal and state income taxes that has been made in our accompanying condensed consolidated unaudited financial statements is solely attributable to the activity of our TRS. As a REIT, although we are not generally subject to federal income tax, we are still subject to certain state and local taxes related to the operations of properties in certain locations, which have also been provided for and are included in the general and administrative expenses in our accompanying condensed consolidated unaudited financial statements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Except as set forth below, a complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2012. Goodwill, goodwill impairment, reportable segments and PCM segment revenue recognition were not considered critical accounting policies for the year ended December 31, 2012 because such transactions had not occurred at the time. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2012, and related notes thereto.

Goodwill

In the case of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired and assumed represents goodwill. The Company allocates goodwill to the respective reporting unit in which such goodwill arose. In connection with the Cole Holdings Merger, the Company recorded goodwill in its PCM segment. Prior to the Cole Holdings Merger, there was no goodwill recorded.

Impairments

Goodwill

The Company will evaluate goodwill for possible impairment at least annually or upon the occurrence of a triggering event using a two-step process. To identify any impairment, the Company will first compare the estimated fair value of the business segment with its respective carrying amount, including goodwill. The Company will calculate the estimated fair value of the PCM segment by applying a multiple, based on comparable companies, to earnings. The selection of the comparable companies and transactions to be used in the Company’s evaluation process could have a significant impact on the fair value of the Company’s reporting unit and possible impairments. If the fair value of the reporting unit exceeds its carrying amount, the Company will not consider goodwill to be impaired and no further analysis will be required. If the carrying amount of the business segment exceeds its estimated fair value, the Company will then perform the second step to determine and measure the amount of the potential impairment charge.

For the second step, the Company will compare the implied fair value of the goodwill for the business segment with its respective carrying amount and record an impairment charge equal to the excess of the

Appendix II-132

carrying amount over the implied fair value. The Company will determine the implied fair value of the goodwill by allocating the estimated fair value of the business segment to its assets and liabilities. The excess of the estimated fair value of the business segment over the amounts assigned to its assets and liabilities will be the implied fair value of the goodwill. The evaluation of goodwill for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions. The use of different judgments and assumptions could result in different conclusions.

Reportable Segments

The Company has concluded that it has two reportable segments as it has organized its operations into two segments for management and internal financial reporting purposes, Real Estate Investment and Private Capital Management. The identification and aggregation of reportable segments may require our management to exercise certain judgments. Refer to Note 4 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further information.

Revenue Recognition

Private Capital Management Segment

Revenue consists of securities sales commissions and dealer manager fees, real estate acquisition fees, asset management fees, property management fees, advisory fees and performance fees for services relating to the Managed REITs’ offerings and the investment and management of their respective assets, in accordance with the respective advisory and dealer manager agreements. The Company records revenue related to acquisition fees, securities sales commissions and dealer manager fees upon completion of a transaction and asset and property management fees as services are performed. The Company is also reimbursed for certain costs incurred in providing these services. Securities sales commission and dealer manager reimbursements are recorded as revenue as the expenses are incurred. Other reimbursements are recorded as revenue when reimbursements are reasonably assured.

Commitments and Contingencies

We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 13 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanations.

Related-Party Transactions and Agreements

We are contractually responsible for managing the Managed REITs’ affairs on a day-to-day basis, identifying and making acquisitions and investments on the Managed REITs’ behalf, and recommending to each of the Managed REIT’s respective board of directors an approach for providing investors with liquidity. In addition, we distribute the shares of common stock for certain of the Managed REITs and advise them regarding offerings, manages relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to the offerings. We receive compensation and reimbursement for services relating to the Managed REITs’ offerings and the investment, management and disposition of their respective assets, as applicable. See Note 14 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for a further explanation of the various related-party transactions, agreements and fees.

Subsequent Events

Certain events occurred subsequent to September 30, 2013 through the filing date of this Quarterly Report on Form 10-Q. Refer to Note 19 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanation.

Recent Accounting Pronouncements

Refer to Note 2 to our condensed consolidated unaudited financial statements included in this Quarterly Report on Form 10-Q for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.

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Off-Balance Sheet Arrangements

As of September 30, 2013 and December 31, 2012, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2013, we and four of the Consolidated Joint Ventures had $793.7 million of variable rate debt, including the Revolving Loans and the Repurchase Agreements, and therefore we are exposed to interest rate changes in LIBOR. As of September 30, 2013, a change of 50 basis points in interest rates would result in a change in interest expense of $4.0 million per annum, assuming all of our derivatives remain effective hedges. In the future we may obtain additional variable rate debt financing to fund certain property acquisitions, and may be further exposed to interest rate changes. Our objectives in managing interest rate risks will be to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable interest rates to fixed rates. We have entered, and expect to continue to enter, into derivative financial instruments, such as interest rate swaps, in order to mitigate our interest rate risk on a given variable rate financial instrument. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes. We may also enter into rate lock arrangements to lock interest rates on future borrowings. We may be exposed to credit and market risks including, but not limited to, the failure of any counterparty to perform under the terms of the derivative contract or the adverse effect on the value of the financial instrument resulting from a change in interest rates.

As of September 30, 2013, we had 65 interest rate swap agreements outstanding, which mature on various dates from June 2014 through April 2021, with an aggregate notional amount under the swap agreements of $1.3 billion and an aggregate net fair value of $(19.1) million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of September 30, 2013, an increase of 50 basis points in interest rates would result in a decrease to the fair value of the derivative liability of $12.3 million.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of September 30, 2013, were effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms promulgated under the Exchange Act, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Changes in Internal Control Over Financial Reporting

No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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